  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-261629
MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT
Dear Metromile Stockholder:
You are cordially invited to attend a special meeting (the “Metromile special meeting”) of the stockholders of Metromile, Inc., a Delaware corporation (the “Company,” “Metromile”, “we” or “us”), to be held on February 1, 2022, at 9:00 a.m., Pacific Time. In light of the continuing public health concerns resulting from the COVID-19 pandemic, the Metromile special meeting will be held as a completely “virtual meeting.” You will be able to attend and vote during the special meeting via a live webcast by visiting www.virtualshareholdermeeting.com/MILE2022SM. Prior to the Metromile special meeting, you will still be able to vote by Internet, by telephone or by mail. Holders of record of common stock, par value $0.0001 per share, of Metromile (“Metromile common stock”) at the close of business on December 28, 2021 (the “record date”), will be entitled to vote at the Metromile special meeting or any adjournment thereof. We encourage you to allow ample time for online check-in, which will open at 8:45 a.m., Pacific Time.
On November 8, 2021, Metromile entered into an Agreement and Plan of Merger (the “merger agreement”), by and among Metromile, Lemonade, Inc. (“Lemonade”), Citrus Merger Sub A, Inc., a wholly owned subsidiary of Lemonade (“Acquisition Sub I”), and Citrus Merger Sub B, LLC, a wholly owned subsidiary of Lemonade (“Acquisition Sub II”) that provides for the acquisition of Metromile by Lemonade. Upon the terms and subject to the conditions set forth in the merger agreement, (i) Acquisition Sub I will merge with and into Metromile, with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”) (the “first merger”) and (ii) the Initial Surviving Corporation will then merge with and into Acquisition Sub II, with Acquisition Sub II continuing as the surviving entity and as a wholly owned subsidiary of Lemonade (the “second merger” and, together with the first merger, the “mergers”).
Upon the successful completion of the first merger, each issued and outstanding share of Metromile common stock outstanding immediately prior to the effective time of the first merger (other than treasury shares and shares held by Lemonade or Acquisition Sub I) will be converted into the right to receive 0.05263 shares of Lemonade common stock (the “exchange ratio”), with cash (without interest and subject to any required tax withholding) being paid in lieu of any fractional shares of Lemonade common stock that Metromile stockholders would otherwise be entitled to receive in the first merger.
Because the exchange ratio is fixed, the market value of the merger consideration to Metromile stockholders may fluctuate with the market price of Lemonade common stock and will not be known at the time that Metromile stockholders vote on the mergers. Based on the Lemonade common stock price of $69.53 per share, which was the closing sale price per share of Lemonade common stock on NYSE on November 5, 2021, the last full trading day prior to public announcement of the mergers, the implied value of the merger consideration to Metromile stockholders was $3.66 per share of Metromile common stock. On December 28, 2021, the latest practicable trading day before the date of the filing of this proxy statement/prospectus, the closing price of Lemonade common stock on NYSE was $40.66 per share, resulting in an implied value of the merger consideration to Metromile stockholders of $2.14 per share of Metromile common stock. We encourage you to obtain current quotes for both the Lemonade and Metromile common stock before voting at the Metromile special meeting.
At the Metromile special meeting, you will be asked to consider and vote on (a) a proposal to adopt the merger agreement (the “merger proposal”) and (b) a proposal to adjourn the Metromile special meeting to another time and place to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the merger proposal (the “adjournment proposal”). The Metromile board of directors unanimously recommends that you vote “FOR” each of the two proposals to be considered at the Metromile special meeting.
Contemporaneously with the execution of the merger agreement, certain stockholders of Metromile holding approximately 11.3% of the outstanding shares of Metromile common stock as of the date thereof, including all members of the Metromile board of directors and certain officers (the “Metromile supporting stockholders”), entered into voting and support agreements (the “voting and support agreements”) with Lemonade, pursuant to which the Metromile supporting stockholders agreed to, among other things, vote all of their shares in Metromile; (i) in favor of the adoption of the merger agreement and approval of the mergers and other transactions contemplated by the merger agreement; (ii) in favor of any adjournment recommended by Metromile with respect to any Metromile stockholders meeting to the extent permitted or required pursuant to the merger agreement; (iii) against any alternative acquisition proposal or transaction; (iv) against any merger, sale of substantial assets or liquidation of Metromile; and (v) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the mergers or the other transactions contemplated by the merger agreement. A copy of the form of voting and support agreement is attached as Annex C hereto.
We cannot complete the mergers unless the merger proposal is approved by Metromile stockholders. Assuming a quorum is present at the Metromile special meeting, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to virtually attend the Metromile special meeting, please vote by proxy over the Internet or telephone using the instructions included with the proxy card accompanying this proxy statement/prospectus, or otherwise follow the voting instructions provided in this proxy statement/prospectus.
This proxy statement/prospectus provides you with important information about the Metromile special meeting, the mergers and each of the proposals. We encourage you to read the entire document carefully, in particular the information under “Risk Factors” for a discussion of risks relevant to the mergers.
We look forward to the successful completion of the transaction.
Sincerely,
John Butler
Chairman of the Board
Metromile, Inc.
* * * * *
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers, the adoption of the merger agreement, the Lemonade common stock to be issued in connection with the mergers or any of the other transactions described in this proxy statement/prospectus, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated as of, and is first being mailed to Metromile stockholders on or about, December 29, 2021.

Metromile, Inc.
425 Market Street, Suite 700
San Francisco, California 94105
(888) 242-5204
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 1, 2022
To the Stockholders of Metromile, Inc.:
Notice is hereby given that Metromile, Inc. (“Metromile”) will hold a special meeting of its stockholders (the “Metromile special meeting”) virtually via live webcast on February 1, 2022, beginning at 9:00 a.m., Pacific Time.
In light of ongoing developments related to the COVID-19 pandemic, the Metromile special meeting will be held solely in a virtual meeting format via a live webcast. You will be able to attend the Metromile special meeting by visiting www.virtualshareholdermeeting.com/MILE2022SM. We encourage you to allow ample time for online check-in, which will open at 8:45 a.m., Pacific Time.
The Metromile special meeting will be held for the purpose of Metromile stockholders considering and voting on the following proposals:
1.
A proposal to adopt the Agreement and Plan of Merger, dated as of November 8, 2021 (as it may be amended from time to time, the “merger agreement”) by and among Metromile, Lemonade, Inc. (“Lemonade”), Citrus Merger Sub A, Inc., a wholly owned subsidiary of Lemonade (“Acquisition Sub I”) and Citrus Merger Sub B, LLC, a wholly owned subsidiary of Lemonade (“Acquisition Sub II”) (such proposal, the “merger proposal”); and

2.
A proposal to approve the adjournment of the Metromile special meeting to another time and place to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the merger proposal (the “adjournment proposal”).

Metromile will transact no other business at the Metromile special meeting except such business as may properly be brought before the Metromile special meeting or any adjournment thereof. The accompanying proxy statement/prospectus, including the merger agreement attached as Annex A hereto, contains further information relating to these matters.
Only holders of record of common stock, par value $0.0001 per share, of Metromile (“Metromile common stock”) at the close of business on the record date, are entitled to notice of and to vote at the Metromile special meeting and any adjournment thereof.
The Metromile board of directors has unanimously determined that the merger of Acquisition Sub I with and into Metromile (the “first merger”) and the merger of the surviving company from the first merger with and into Acquisition Sub II (the “second merger” and, together with the first merger, the “mergers”) are fair to and in the best interests of Metromile and its stockholders, and approved and declared advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained in the merger agreement and the transactions contemplated thereby, including the mergers. Accordingly, the Metromile board of directors unanimously recommends that Metromile stockholders vote:
•
“FOR” the merger proposal; and

•
“FOR” the adjournment proposal.

Your vote is very important, regardless of the number of shares of Metromile common stock you own. The parties cannot complete the mergers without approval of the merger proposal. Assuming a quorum is present at the Metromile special meeting, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal.
Whether or not you plan to virtually attend the Metromile special meeting, please vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or otherwise follow the voting instruction provided in this proxy statement/prospectus. If you hold your shares of Metromile common stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Metromile stockholders entitled to vote at the Metromile special meeting will be available electronically via the Metromile special meeting website for examination by any Metromile stockholder for any purpose germane to the Metromile special meeting beginning ten days prior to the Metromile special meeting up until the conclusion of the Metromile special meeting.
If you have any questions about the mergers, please contact Metromile at (888) 242-5204 or write to legal@metromile.com. Paper communications may be sent to Metromile, Inc., Attn: Corporate Secretary, 425 Market Street, Suite 700, San Francisco, California 94105.
If you have any questions about how to vote or direct a vote in respect of your shares of Metromile common stock, please contact Metromile’s proxy solicitor, Morrow Sodali, by phone at (800) 662-5200 or by email at MILE@investor.morrowsodali.com.
By Order of the Board of Directors,
Dan Preston
Chief Executive Officer
Metromile, Inc.
San Francisco, California
Dated: December 29, 2021

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Lemonade from other documents that Lemonade has filed with the SEC and that are not contained in and are instead incorporated by reference in this proxy statement/prospectus. For a list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.
You may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference in this proxy statement/prospectus or other information filed with the SEC by Lemonade or Metromile, without charge, by written request directed to the appropriate company at the following contacts:
For Lemonade stockholders:	For Metromile stockholders:
Lemonade, Inc. Attention: Investor Relations ir@lemonade.com	Metromile, Inc. Attention: Corporate Secretary legal@metromile.com
In order for you to receive timely delivery of the documents in advance of the Metromile special meeting to be held on February 1, 2022, you must request the information no later than January 25, 2022.
If you have any questions about the Metromile special meeting, or need to obtain proxy cards or other information, please contact Metromile’s proxy solicitor at the following contact:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Tel: Toll-Free (800) 622-5200 or (203) 658-9400
Email: MILE@investor.morrowsodali.com
The contents of the websites of the SEC, Lemonade, Metromile or any other entity are not incorporated in this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in this proxy statement/prospectus at these websites is being provided only for your convenience.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Lemonade (Registration No. 333-261629), constitutes a prospectus of Lemonade under Section 5 of the Securities Act with respect to the shares of Lemonade common stock (as defined below) to be issued to Metromile stockholders pursuant to the Agreement and Plan of Merger, dated November 8, 2021, by and among Lemonade, Lemonade’s Acquisition Subs (as defined below) and Metromile (as it may be amended from time to time, the “merger agreement”). This document also constitutes a proxy statement of Metromile under Section 14(a) of the Exchange Act. This proxy statement/prospectus also constitutes a notice of meeting to Metromile stockholders with respect to the Metromile special meeting.
Lemonade has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Lemonade and its Acquisition Subs, and Metromile has supplied all such information relating to Metromile. Lemonade and Metromile have both contributed to such information relating to the mergers.
Lemonade and Metromile have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus is dated December 29, 2021, and you should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference in this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Metromile stockholders nor the issuance by Lemonade of shares of Lemonade common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS
The following are brief answers to certain questions that you, as a Metromile stockholder, may have regarding the mergers and the other matters being considered at the Metromile special meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See “Summary” for a summary of important information regarding the merger agreement, the mergers and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
Why am I receiving this proxy statement/prospectus?
This proxy statement/prospectus serves as a proxy statement for the Metromile special meeting.
You are receiving this proxy statement/prospectus because Metromile has agreed to be acquired by Lemonade through a series of mergers of Lemonade’s Acquisition Subs with and into Metromile, with Metromile continuing as the surviving corporation in the mergers and becoming a wholly owned subsidiary of Lemonade. The merger agreement, which governs the terms and conditions of the mergers, is attached as Annex A hereto.
Your vote is required in connection with the mergers. Metromile is sending these materials to its stockholders to help them decide how to vote their shares with respect to the adoption of the merger agreement and other important matters.
What matters am I being asked to vote on?
In order to complete the mergers, among other things, Metromile stockholders must approve the merger proposal.
Metromile is holding the Metromile special meeting to obtain approval of the merger proposal. Additionally, the Metromile special meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the merger proposal. Accordingly, Metromile is asking Metromile stockholders to authorize the holder of any proxy solicited by the Metromile board of directors to vote in favor of the merger proposal and the adjournment proposal.
Your vote is very important, regardless of the number of shares that you own. The approval of the merger proposal is a condition to the obligations of Lemonade and Metromile to complete the mergers. However, the approval of the adjournment proposal is not a condition to the obligations of Lemonade or Metromile to complete the mergers.
When and where will the Metromile special meeting take place?
In light of ongoing developments related to the COVID-19 pandemic, the Metromile special meeting will be held solely in a virtual meeting format via live webcast. You will be able to attend and vote during the special meeting via a live webcast by visiting www.virtualshareholdermeeting.com/MILE2022SM. We encourage you to allow ample time for online check-in, which begins at 8:45 a.m. Pacific Time. In order to attend the virtual Special Meeting and vote online, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares at the Metromile special meeting or to vote by proxy prior to the Metromile special meeting. See “The Metromile Special Meeting — Virtually Attending the Metromile Special Meeting.”
Even if you plan to virtually attend the Metromile special meeting, Metromile recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the Metromile special meeting.

If you hold your shares of Metromile common stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares.
How important is my vote?
Your vote “FOR” each proposal presented at the Metromile special meeting is very important, regardless of the number of shares that you own, and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed unless the merger proposal is approved by Metromile stockholders.
What will Metromile stockholders receive for their shares of Metromile common stock if the mergers are completed?
If the mergers are completed, each share of Metromile common stock outstanding as of immediately prior to the first effective time will be converted into the right to receive 0.05263 shares of Lemonade common stock (the “exchange ratio”). Each Metromile stockholder will receive cash (without interest and subject to any required tax withholding) in lieu of any fractional shares of Lemonade common stock that such Metromile stockholder would otherwise receive in the mergers. Any cash amounts to be received by a Metromile stockholder in lieu of fractional shares of Lemonade common stock will be rounded to the nearest whole cent.
Because Lemonade will issue a fixed number of shares of Lemonade common stock in exchange for each share of Metromile common stock, the value of the merger consideration that Metromile stockholders will receive in the mergers will depend on the market price of shares of Lemonade common stock at the time the mergers are completed. The market price of shares of Lemonade common stock that Metromile stockholders receive at the time the mergers are completed could be greater than, less than or the same as the market price of shares of Lemonade common stock on the date of this proxy statement/prospectus or at the time of the Metromile special meeting. Accordingly, you should obtain current market quotations for Lemonade common stock and Metromile common stock before deciding how to vote on the merger proposal. Lemonade common stock is traded on the NYSE and Metromile common stock is traded on the Nasdaq Capital Market under the symbols “LMND” and “MILE,” respectively. Metromile warrants are traded on the Nasdaq Capital Market under the symbol “MILEW”. Shares of common stock of the combined company will trade on NYSE under the symbol “LMND” after completion of the mergers.
For more information regarding the merger consideration to be received by Metromile stockholders if the mergers are completed, see “The Merger Agreement — Merger Consideration.”
How does the Metromile board of directors recommend I vote at the Metromile special meeting?
The Metromile board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. For more information regarding the recommendation of the Metromile board of directors, please see “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.”
In considering the recommendations of the Metromile board of directors, Metromile stockholders should be aware that Metromile directors and executive officers have interests in the mergers that are different from, or in addition to, their interests as Metromile stockholders generally. These interests include, among others, the payment of severance benefits and acceleration of outstanding Metromile equity awards upon certain terminations of employment or service, the payment of certain incentive bonuses related to the mergers and the combined company’s agreement to indemnify Metromile directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see “Interests of Metromile Directors and Executive Officers in the Merger.”
Who is entitled to vote at the Metromile special meeting?
All holders of record of shares of Metromile common stock who held shares at the close of business on December 28, 2021 (the “record date”) are entitled to receive notice of, and to vote at, the Metromile special meeting. Each such holder of Metromile common stock is entitled to cast one vote for each share of

v

Metromile common stock that such holder owned of record as of the record date on each matter properly brought before the Metromile special meeting. Virtual attendance at the Metromile special meeting via the Metromile special meeting website is not required to vote. See below and “The Metromile Special Meeting — Methods of Voting” for instructions on how to vote without virtually attending the Metromile special meeting.
What is a proxy?
A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of Metromile common stock is referred to as a “proxy card.”
How many votes do I have at the Metromile special meeting?
Each Metromile stockholder is entitled to one vote for each share of Metromile common stock held of record as of the close of business on the record date for each proposal. As of the close of business on the record date, there were a total of 128,221,885 shares of Metromile common stock outstanding.
What constitutes a quorum for the Metromile special meeting?
A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.
The holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting must be virtually present via the Metromile special meeting website or represented by proxy in order to constitute a quorum.
Where will the Lemonade common stock that I receive in the mergers be publicly traded?
The shares of Lemonade common stock to be issued to Metromile stockholders in the mergers will be listed for trading on NYSE under the symbol “LMND.”
What happens if the mergers are not completed?
If the merger proposal is not approved by Metromile stockholders or if the mergers are not completed for any other reason, Metromile stockholders will not receive the merger consideration or any other consideration in connection with the mergers, and their shares of Metromile common stock will remain outstanding.
If the mergers are not completed, Metromile will remain an independent public company, and the Metromile common stock will continue to be listed and traded on the Nasdaq Capital Market under the symbol “MILE.”
If the merger agreement is terminated under specified circumstances, including if the Metromile board of directors changes its recommendation, Metromile may be required to pay Lemonade a termination fee of $12.5 million (the “termination fee”). See “The Merger Agreement — Termination Fee.”
How can I virtually vote my shares at the Metromile special meeting?
Shares held directly in your name as a Metromile stockholder of record may be virtually voted at the Metromile special meeting via the Metromile special meeting website. We encourage you to allow ample time for online check-in, which begins at 8:45 a.m., Pacific Time.
If you hold your shares of Metromile common stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. See “The Metromile Special Meeting — Virtually Attending the Metromile Special Meeting.”
Even if you plan to virtually attend the Metromile special meeting via the Metromile special meeting website, Metromile recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to, or become unable to virtually attend the Metromile special meeting.

For additional information on virtually attending the Metromile special meeting, see “The Metromile Special Meeting.”
How can I vote my shares without virtually attending the Metromile special meeting?
Whether you hold your shares directly as a stockholder of record of Metromile or beneficially in “street name,” you may direct your vote by proxy without virtually attending the Metromile special meeting. If you are a stockholder of record, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.
For additional information on voting procedures, see “The Metromile Special Meeting.”
What is a “broker non-vote”?
Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. A “broker non-vote” occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Metromile special meeting are non-routine matters under NYSE rules for which brokers do not have discretionary authority to vote, Metromile does not expect there to be any broker non-votes at the Metromile special meeting.
What stockholder vote is required for the approval of each proposal at the Metromile special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Metromile special meeting?
Proposal 1: Merger Proposal
Assuming a quorum is present at the Metromile special meeting, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal. Accordingly, an abstention on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal. In addition, any shares not virtually present or represented by proxy (including due to the failure of a Metromile stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have the same effect as a vote “AGAINST” the merger proposal.
Proposal 2: Adjournment Proposal
Whether or not a quorum is present at the Metromile special meeting, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock that are virtually present via the Metromile special meeting website or represented by proxy and entitled to vote at the Metromile special meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Metromile stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the adjournment proposal. An abstention on the adjournment proposal will have the same effect as a vote “AGAINST” the adjournment proposal.
Are there any stockholders who have already committed to voting in favor of any of the proposals?
Yes. Contemporaneously with the execution of the merger agreement, Lemonade and certain stockholders of Metromile (the “Metromile supporting stockholders”) entered into the voting and support agreements. Pursuant to the voting and support agreements, the Metromile supporting stockholders agreed to, among other things, vote all of the shares in Metromile that they owned as of the record date at the Metromile special meeting (i) in favor of the adoption of the merger agreement, (ii) against any acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the mergers or the other transactions contemplated by the merger agreement. A copy of the form of voting and support agreement is attached as Annex C to this proxy statement/prospectus. For more information, please see “Voting and Support Agreements.”
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?
If your shares of Metromile common stock are registered directly in your name with Metromile’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the Metromile special meeting. You may also grant a proxy directly to Metromile or to a third party to vote your shares at the Metromile special meeting.
If your shares of Metromile common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by them to vote your shares.
If my shares of Metromile common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
No. Your bank, broker or other nominee will only be permitted to vote your shares of Metromile common stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under NYSE rules, banks, brokers and other nominees who hold shares of Metromile common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Metromile special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.
The effect of not instructing your bank, broker or other nominee how you wish to vote your shares of Metromile common stock will be the same as a vote “AGAINST” the merger proposal, but will have no effect on the adjournment proposal.
What should I do if I receive more than one set of voting materials for the Metromile special meeting?
If you hold shares of Metromile common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Metromile common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Metromile special meeting.
Record Holders.    For shares held directly, in order to ensure that all of your shares of Metromile common stock are voted, please vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or otherwise follow the voting instruction provided in this proxy statement/prospectus.
Shares in “street name.”    For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to submit a proxy or vote your shares.
If a stockholder gives a proxy, how are the shares of Metromile common stock voted?
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Metromile common stock in the way that you indicate. For each item before the Metromile special meeting, you may specify whether your shares of Metromile common stock, should be voted for or against, or abstain from voting.
How will my shares of Metromile common stock be voted if I return a blank proxy?
If you sign, date and return your proxy card but do not indicate how you want your shares of Metromile common stock to be voted, then your shares of Metromile common stock will be voted in accordance with the recommendation of the Metromile board of directors: “FOR” the merger proposal and “FOR” the adjournment proposal.
Can I change my vote after I have submitted my proxy?
Any Metromile stockholder giving a proxy has the right to revoke their proxy and change their vote before the proxy is voted at the Metromile special meeting by doing any of the following:
•
subsequently submitting a new proxy (including over the Internet or telephone) for the Metromile special meeting, provided the new proxy is received by the deadline specified on the accompanying proxy card;

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giving written notice of your revocation to Metromile’s Corporate Secretary; or

•
virtually attending and voting at the Metromile special meeting via the Metromile special meeting website.

Your attendance at the Metromile special meeting will not revoke your proxy unless you (i) either give written notice of revocation to Metromile’s Corporate Secretary before your proxy is exercised or (ii) virtually attend and vote your shares at the Metromile special meeting.
Execution or revocation of a proxy will not in any way affect your right to virtually attend and vote at the Metromile special meeting via the Metromile special meeting website. Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
Metromile, Inc.
Attention: Corporate Secretary
425 Market Street, Suite 700
San Francisco, California 94105
See “The Metromile Special Meeting — Revocability of Proxies.”
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to revoke or change your voting instructions.
Do Metromile stockholders have dissenters’ or appraisal rights?
Metromile stockholders are not entitled to appraisal or dissenters’ rights under the DGCL in connection with the mergers. If Metromile stockholders are not in favor of the mergers, they may vote against the merger proposal or choose to abstain from voting on the merger proposal. See “No Appraisal Rights.” Information about how Metromile stockholders may vote on the proposals being considered in connection with the mergers can be found under “The Metromile Special Meeting.”
Are there any risks that I should consider in deciding whether to vote for the approval of the merger proposal?
Yes. You should read and carefully consider the risk factors set forth under “Risk Factors.” You also should read and carefully consider the risk factors relating to Lemonade that are contained in the documents that are incorporated by reference in this proxy statement/prospectus.

What happens if I sell my shares of Metromile common stock after the record date but before the Metromile special meeting?
The record date is earlier than the date of the Metromile special meeting. If you sell or otherwise transfer your shares of Metromile common stock after the record date but before the Metromile special meeting, you will, unless special arrangements are made, retain your right to vote at the Metromile special meeting.
Who will solicit and pay the cost of soliciting proxies?
Metromile has engaged Morrow Sodali LLC (“Morrow Sodali”) to assist in the solicitation of proxies for the Metromile special meeting. Metromile estimates that it will pay Morrow Sodali a fee of approximately $17,000, plus reimbursement for certain reasonable, documented out-of-pocket expenses. Metromile has agreed to indemnify Morrow Sodali against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Metromile also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Metromile common stock. Metromile directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
When are the mergers expected to be completed?
Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement — Conditions to the Completion of the Merger,” including approval of the merger proposal, the mergers are currently expected to be completed by mid-calendar year 2022. However, neither Lemonade nor Metromile can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion of the mergers is subject to conditions and factors beyond the control of both companies, including the receipt of certain required regulatory approvals and consents and approval of the merger proposal by the Metromile stockholders. Lemonade and Metromile hope to complete the mergers as soon as reasonably practicable. Also see “The Merger — Regulatory Approvals.”
What respective equity stakes will current Lemonade and Metromile stockholders hold in Lemonade immediately following the mergers?
Based on the anticipated treatment of equity-based awards and the number of shares of Lemonade and Metromile common stock outstanding on December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, upon completion of the mergers, former Metromile stockholders are expected to own approximately 9.9% of the outstanding shares of Lemonade common stock and Lemonade stockholders immediately prior to the mergers are expected to own approximately 90.1% of the outstanding shares of Lemonade common stock. The relative ownership interests of Lemonade stockholders and former Metromile stockholders in the combined company immediately following the mergers will depend on the number of shares of Lemonade and Metromile common stock issued and outstanding immediately prior to the mergers.
How will I receive the merger consideration to which I am entitled?
If you hold your shares of Metromile common stock in book-entry form, whether through The Depository Trust Company (“DTC”) or otherwise, you will not be required to take any specific actions to exchange your shares of Metromile common stock for shares of Lemonade common stock. Such shares will, following the first effective time, be automatically exchanged for shares of Lemonade common stock (in book-entry form) and cash in lieu of any fractional shares of Metromile common stock to which you are entitled. If you instead hold your shares of Metromile common stock in certificated form, then, after receiving the proper documentation from you following the first effective time, the exchange agent will deliver to you the shares of Lemonade common stock (in book-entry form) and cash in lieu of any fractional shares of Lemonade common stock to which you are entitled. See “The Merger Agreement — Exchange of Shares.”

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What should I do now?
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.
How can I find more information about Lemonade and Metromile?
You can find more information about Lemonade and Metromile by reading this proxy statement/prospectus and from various sources described under “Where You Can Find More Information.”
What are the U.S. federal income tax consequences of the mergers to U.S. Holders of Metromile common stock?
Metromile and Lemonade intend that the mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes (the “Intended Tax Treatment.”) Assuming the mergers so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Mergers”) of Metromile common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Metromile common stock for Lemonade common stock in the first merger, except with respect to cash received by such U.S. holder in lieu of fractional shares of Lemonade common stock.
However, it is not a condition to Metromile’s obligation or Lemonade’s obligation to consummate the transactions contemplated by the merger agreement that the mergers qualify for the Intended Tax Treatment or that Metromile or Lemonade receive an opinion from counsel to that effect. Whether or not the mergers qualify for the Intended Tax Treatment depends on facts that will not be known until the mergers are completed and on the treatment of the right under the merger agreement of current and former holders of Metromile common stock to receive Lemonade Additional Shares in respect of their right to the Metromile Additional Shares (as described in “The Merger Agreement — Treatment of Additional Shares”). Furthermore, neither Metromile nor Lemonade intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, no assurance can be given that the mergers will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the mergers will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the mergers do not qualify for the Intended Tax Treatment, U.S. holders of Metromile stock could be subject to U.S. federal income tax upon the receipt of Lemonade common stock in the first merger.
See “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of material U.S. federal income tax consequences of the mergers. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws. Tax matters are very complicated and the tax consequences of the mergers to each U.S. holder of Metromile common stock may depend on such stockholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the mergers.
Whom do I call if I have questions about the Metromile special meeting or the mergers?
If you have questions about the Metromile special meeting or the mergers, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact Metromile’s proxy solicitor:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Tel: Toll-Free (800) 622-5200 or (203) 658-9400
Email: MILE@investor.morrowsodali.com

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as a Metromile stockholder. To understand the mergers fully and for a more complete description of the terms of the mergers, you should read carefully this entire proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
The Parties to the Mergers
Lemonade, Inc.
Lemonade is rebuilding insurance from the ground up on a digital substrate and an innovative business model. By leveraging technology, data, artificial intelligence, contemporary design, and behavioral economics, Lemonade believes it is making insurance more delightful, more affordable, more precise, and more socially impactful. To that end, Lemonade has built a vertically-integrated company with wholly-owned insurance carriers in the United States and Europe, and the full technology stack to power them. Lemonade is headquartered in New York, New York. Lemonade’s principal executive offices are located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.
Metromile, Inc.
Metromile is a leading digital insurance platform in the United States. With data science at its foundation, Metromile offers real-time, personalized auto insurance policies by the mile instead of the industry’s reliance on approximations that have historically made prices unfair. Metromile’s digitally native offering is built around the modern driver’s needs, featuring automated claims, complimentary smart driving features and annual average savings of 47% over what they were paying their previous auto insurer. In addition, through Metromile Enterprise, Metromile licenses its technology platform to insurance companies around the world. Metromile’s cloud-based software as a service enables carriers to operate with greater efficiency, automate claims to expedite resolution, reduce losses associated with fraud, and unlock the productivity of employees. Metromile is headquartered in San Francisco, California. Metromile’s principal executive offices are located at 425 Market Street, Suite 700, San Francisco, California 94105, and its telephone number is (888) 242-5204.
Citrus Merger Sub A, Inc.
Citrus Merger Sub A, Inc. was formed by Lemonade solely in contemplation of the first merger, and has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, Citrus Merger Sub A, Inc. will merge with and into Metromile, with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”). Citrus Merger Sub A, Inc.’s principal executive offices is located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.
Citrus Merger Sub B, LLC
Citrus Merger Sub B, LLC was formed by Lemonade solely in contemplation of the second merger, and has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, following the first merger, the Initial Surviving Corporation will merge with and into Citrus Merger Sub B, LLC, with Citrus Merger Sub B, LLC continuing as the surviving entity and as a wholly owned subsidiary of Lemonade. Citrus Merger Sub B, LLC’s principal executive offices is located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.

The Mergers and the Merger Agreement
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A hereto. Lemonade and Metromile encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the mergers.
The merger agreement provides that, subject to the terms and conditions of the merger agreement, (i) Acquisition Sub I will merge with and into Metromile, with Metromile continuing as the Initial Surviving Corporation and (ii) the Initial Surviving Corporation will then merge with and into Acquisition Sub II, with Acquisition Sub II continuing as the surviving entity and as a wholly owned subsidiary of Lemonade.
Merger Consideration
At the first effective time, each share of Metromile common stock (other than shares held in treasury by Metromile or held directly by Lemonade or Acquisition Sub I (which shares will be cancelled)) that was issued and outstanding immediately prior to the first effective time will be converted into the right to receive 0.05263 shares of Lemonade common stock as well as cash (without interest and less any applicable withholding taxes) in lieu of any fractional shares of Lemonade common stock.
The exchange ratio is fixed, which means that it will not change between now and the date of the mergers, regardless of any changes in the market price of Lemonade or Metromile common stock.
Treatment of Metromile Equity Awards
Except as set forth in the immediately following sentence, each Metromile stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the first effective time will, as of the first effective time, be assumed by Lemonade and automatically converted into a stock option to acquire a number of shares of Lemonade common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares subject to the Metromile stock option and (ii) the exchange ratio, with an exercise price per share of Lemonade common stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price of the Metromile stock option divided by (B) the exchange ratio. Each outstanding and unexercised Metromile stock option held by any individual who was not employed by or providing services to Metromile as of November 8, 2021, will, as of the effective time, be converted into the right to receive an amount in cash, without interest, equal to the product of (1) the excess, if any, of the product of (x) the average of the volume weighted average trading prices per share of Lemonade common stock on NYSE on each of the 20 consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of effective time and (y) the exchange ratio (which we refer to as the “per Metromile share cash consideration”), over the exercise price per share of such Metromile stock option, multiplied by (2) the total number of shares subject to such Metromile stock option (the “Option Consideration”). Any such Metromile stock option that has an exercise price per share that is greater than or equal to the per Metromile share cash consideration will be cancelled for no consideration.
Except as set forth in the immediately following sentence, each Metromile restricted stock unit award (which we refer to as a “Metromile RSU award”) that is outstanding immediately prior to the first effective time will, as of the first effective time, be assumed by Lemonade and automatically converted into an award of Lemonade restricted stock units (which we refer to as a “Lemonade RSU award”) covering a number of shares of Lemonade common stock equal to (i) the number of shares of Metromile common stock underlying such Metromile RSU award multiplied by (ii) the exchange ratio. Each outstanding Metromile RSU award held by Metromile’s non-employee directors and each Metromile RSU award that is outstanding and vests based on the achievement of one or more performance criteria will be cancelled and converted automatically into the right to receive an amount in cash equal to the per Metromile share cash consideration in respect of each share of common stock underlying such Metromile RSU award (in the case of performance-based Metromile RSU awards, based on actual performance) (the “RSU Consideration”). For purposes of the foregoing, the determination of actual performance with respect to any performance-based Metromile RSU awards and the number of shares underlying the Metromile RSU award that vest as of the effective time as a result of such performance will be made by Metromile prior to the effective time in accordance with the terms and conditions of the applicable award agreement.

Aside from the foregoing adjustments, each Metromile stock option and Metromile RSU Award that is assumed by Lemonade will generally remain subject to the same vesting and other terms and conditions that applied to such award immediately prior to the effective time.
Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Mergers
The Metromile board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. For a description of some of the factors considered by the Metromile board of directors in (a) determining that the mergers are fair to and in the best interests of Metromile and its stockholders; (b) approving and declaring advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained therein and the transactions contemplated thereby, including the mergers, on the terms and subject to the conditions set forth in the merger agreement; and (c) directing that the adoption of the merger agreement be submitted to a vote at a meeting of Metromile stockholders, and additional information on the recommendation of the Metromile board of directors, see “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.”
Opinion of Metromile’s Financial Advisor
Metromile has engaged Allen & Company LLC (“Allen & Company”) as Metromile’s financial advisor in connection with the mergers. In connection with this engagement, Allen & Company delivered a written opinion, dated November 8, 2021, to the Metromile board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio provided for in the merger agreement. The full text of Allen & Company’s written opinion, dated November 8, 2021, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex B hereto and is incorporated by reference herein in its entirety. The description of Allen & Company’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Allen & Company’s opinion. Allen & Company’s opinion and advisory services were intended for the benefit and use of the Metromile board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the mergers. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Metromile (or the Metromile board of directors or any committee thereof) should pursue in connection with the mergers or otherwise address the merits of the underlying decision by Metromile to engage in the mergers, including in comparison to other strategies or transactions that might be available to Metromile or which Metromile might engage in or consider. Allen & Company’s opinion does not constitute advice or a recommendation to any securityholder or other person as to how to vote or act on any matter relating to the mergers or otherwise.
The Metromile Special Meeting
The Metromile special meeting is scheduled to be held virtually via live webcast on February 1, 2022, beginning at 9:00 a.m., Pacific Time, unless adjourned or postponed to a later date.
In light of ongoing developments related to the COVID-19 pandemic, the Metromile special meeting will be held solely in a virtual meeting format via live webcast. We encourage you to allow ample time for online check-in, which begins at 8:45 a.m., Pacific Time.
The purpose of the Metromile special meeting is to consider and vote on each of the following proposals:
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Proposal 1: Adoption of the merger agreement; and

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Proposal 2: Adjournment of the Metromile special meeting.

Metromile stockholders must approve the merger proposal as a condition to the completion of the mergers. If Metromile stockholders fail to approve the merger proposal, the mergers will not occur. The vote on the merger proposal is a vote separate and apart from the vote to approve the adjournment proposal. Accordingly, a Metromile stockholder may vote to approve the merger proposal and vote not to approve the adjournment proposal, and vice versa.

Only holders of record of shares of Metromile common stock outstanding as of the close of business on the record date are entitled to notice of, and to vote at, the Metromile special meeting or any adjournment thereof. Metromile stockholders may cast one vote for each share of Metromile common stock that they own of record as of the record date.
A quorum of Metromile stockholders is necessary to conduct the Metromile special meeting. The presence, virtually via the Metromile special meeting website or by proxy, of the holders of a majority of the issued and outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting will constitute a quorum. All shares of Metromile common stock represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. All of the proposals for consideration at the Metromile special meeting are considered “non-routine” matters under NYSE rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Metromile special meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the meeting, and shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Metromile stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Metromile special meeting.
Assuming a quorum is present at the Metromile special meeting, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal. Accordingly, an abstention or other failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.
Whether or not a quorum is present at the Metromile special meeting, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock that are virtually present via the Metromile special meeting website or represented by proxy and entitled to vote at the Metromile special meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Metromile stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Metromile special meeting on the adjournment proposal to vote on the adjournment proposal will have the same effect as a vote “AGAINST” the adjournment proposal.
Interests of Lemonade Directors and Executive Officers in the Mergers
As of the date of this proxy statement/prospectus, Lemonade directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other Lemonade stockholders generally.
Interests of Metromile Directors and Executive Officers in the Mergers
In considering the recommendations of the Metromile board of directors, Metromile stockholders should be aware that Metromile directors and executive officers have interests in the mergers, including financial interests, which may be different from, or in addition to, the interests of other Metromile stockholders generally. The Metromile board of directors was aware of and considered these interests, among other matters, when it determined that the mergers are fair to and in the best interests of Metromile and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommended that Metromile stockholders approve the merger proposal. See the section of this proxy statement/prospectus entitled “The Merger — Background of the Merger” and the section of this proxy statement/prospectus entitled “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.”
These interests include the following:
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Effective as of the first effective time, each Metromile stock option and Metromile RSU Award that is outstanding immediately prior to the first effective time, including those held by our directors and executive officers, will be assumed by Lemonade or cashed out, in each case, as specified in the merger agreement.

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Severance payments and benefits may be payable to Metromile executive officers upon certain qualifying terminations of employment in connection with or following a change of control such as the mergers.

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Certain Metromile executive officers are eligible to receive retention awards in connection with or following the mergers.

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Metromile executive officers and directors are entitled to continued indemnification and insurance coverage under their respective existing indemnification agreements executed with Metromile (collectively, the “indemnification agreements”) and the merger agreement.

For a more complete description of these interests, see “The Merger — Interests of Metromile Directors and Executive Officers in the Merger.”
Governance of the Combined Company
Upon consummation of the mergers, the executive management team of Lemonade is expected to remain unchanged and consist of members of the Lemonade executive management team prior to the mergers, including Lemonade’s executive officers set forth below in “Interests of Lemonade Directors and Executive Officers in the Merger.”
Organizational Documents and Directors and Officers of the Initial Surviving Corporation
At the first effective time, Metromile’s certificate of incorporation as in effect immediately prior to the first effective time will continue as the certificate of incorporation of the Initial Surviving Corporation. At the first effective time, Metromile’s bylaws as in effect immediately prior to the first effective time will continue as the bylaws of the Initial Surviving Corporation.
Organizational Documents and Directors and Officers of the Surviving Company
At the second effective time, Acquisition Sub II (the “Surviving Company”) certificate of formation will be amended and restated in its entirety in substantially the form of the certificate of formation set forth in an exhibit to the merger agreement. At the second effective time, the Surviving Company’s limited liability company agreement will be amended and restated in its entirety in substantially the form of the limited liability company agreement set forth in an exhibit to the merger agreement except that the name of the Surviving Company will be changed to “Metromile, LLC.” Acquisition Sub II’s directors and officers immediately prior to the second effective time will become the initial directors and officers of Metromile, LLC.
Security Ownership of Certain Beneficial Owners and Management of Metromile
At the close of business on December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, Metromile directors and executive officers and their affiliates, as a group, beneficially owned approximately 18,877,706 shares of Metromile common stock, collectively representing approximately 14.3% of the shares of Metromile common stock outstanding on such date. Metromile currently expects that all Metromile directors and executive officers will vote their shares “FOR” the merger proposal and “FOR” the adjournment proposal. For more information regarding the security ownership of Metromile directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management of Metromile.”

Regulatory Approvals
Lemonade, the Acquisition Subs and Metromile have each agreed to cooperate with each other and to use (and to cause their subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to cause the conditions to the closing of the mergers to be satisfied as promptly as reasonably practicable (and in any event no later than August 8, 2022 (which, pursuant to the terms of the merger agreement, may be extended to November 8, 2022 in certain circumstances related to the receipt of required regulatory approvals and the absence of restraints under applicable legal requirements) (the “end date”) and to consummate the transactions contemplated by the merger agreement, including to obtain all necessary, proper or advisable regulatory consents and approvals as promptly as reasonably practicable, subject to certain limits. See “The Merger — Regulatory Approvals.”
The obligations of Lemonade and Metromile to consummate the mergers are subject to, among other conditions, the expiration or termination of all waiting periods (and any agreed upon extensions of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act, the absence of any agreement pending or in effect between Lemonade and any governmental entity not to close the mergers, and the receipt of certain required regulatory approvals and consents.
Ownership of the Combined Company
Based on the anticipated treatment of equity-based awards and the number of shares of Lemonade and Metromile common stock outstanding as of December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, upon completion of the mergers, former Metromile stockholders are expected to own approximately 9.9% of the outstanding shares of Lemonade common stock and Lemonade stockholders immediately prior to the mergers are expected to own approximately 90.1% of the outstanding shares of Lemonade common stock. The relative ownership interests of Lemonade stockholders and former Metromile stockholders in the combined company immediately following the mergers will depend on the number of shares of Lemonade and Metromile common stock issued and outstanding immediately prior to the mergers.
No Appraisal Rights
The Metromile stockholders are not entitled to appraisal of their shares or dissenters’ rights with respect to the mergers.
Conditions to the Completion of the Mergers
The obligations of each of Lemonade and Metromile to complete the mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law), at or prior to the closing, of each of the following conditions:
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the SEC having declared effective the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and the absence of any stop order or pending (or threatened) proceedings by the SEC with respect thereto;

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approval by Metromile stockholders of the merger proposal;

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the expiration or termination of all waiting periods (and any agreed upon extensions of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act, the absence of any agreement pending or in effect between Lemonade and any governmental entity not to close the mergers, and the receipt of certain required regulatory consents and approvals;

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the approval for listing by the NYSE of the shares of Lemonade common stock to be issued to Metromile stockholders in the mergers, including shares of Lemonade common stock to be issued in connection with assumed Metromile equity awards; and

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the absence of any law or order by any governmental entity of competent jurisdiction preventing, enjoining or making illegal the consummation of the mergers.

In addition, each party’s obligation to complete the mergers is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement, and the absence of the occurrence of any material adverse effect.
Neither Lemonade nor Metromile can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.
No Solicitation of Acquisition Proposals
As more fully described under “The Merger Agreement — No Solicitation of Acquisition Proposals,” subject to the exceptions summarized below, Metromile has agreed that it will not (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined under “The Merger Agreement — No Solicitation of Acquisition Proposals”), (b) furnish any information regarding such party or its subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal, (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal, (d) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment or agreement in principle with respect to any acquisition proposal or (e) resolve or agree to do any of the foregoing.
Notwithstanding the restrictions described above, if at any time prior to obtaining approval of the merger proposal, Metromile receives a bona fide, written acquisition proposal after the date of the merger agreement that did not result from a material breach of the non-solicitation provisions in the merger agreement and that the Metromile board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes or could reasonably be expected to lead to a superior proposal (as defined under “The Merger Agreement — No Solicitation of Acquisition Proposals”), Metromile may (a) engage in discussions or negotiations with the party making the acquisition proposal and (b) furnish information with respect to Metromile to the party making the acquisition proposal, subject to certain conditions and obligations in the merger agreement. Metromile has also agreed to notify Lemonade promptly following (and in any event, within one business day of the receipt of) any acquisition proposal or any request for information that is reasonably likely to lead to an acquisition proposal and to keep Lemonade reasonably informed on a current basis (and in any event, within one business day) as to the status of any acquisition proposal, including informing Lemonade of any material change to such acquisition proposal’s terms, the status of any negotiations, and any change in its intentions.
In addition, at any time prior to obtaining approval of the merger proposal, Metromile will be permitted, through its representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to the merger agreement, to engage in any negotiations with or provide any non-public information to) any person that has made an acquisition proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Metromile board of directors to make an informed determination with respect to such acquisition proposal.
No Change of Recommendation
The merger agreement provides that, among other restrictions and subject to certain exceptions, the Metromile board of directors will not (a) withhold, withdraw, modify, amend or qualify (or publicly propose to do so), in a manner adverse to Lemonade, the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement or (b) approve, recommend or declare advisable (or publicly propose to do so) any acquisition proposal.
Notwithstanding the restrictions described above, at any time prior to obtaining the approval by Metromile stockholders of the merger proposal, the Metromile board of directors may make a change of recommendation if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that such acquisition proposal constitutes a superior proposal and that failure to take such action with respect to such acquisition proposal would reasonably be expected to be inconsistent with the Metromile board of directors’ fiduciary duties to Metromile and its stockholders under applicable law (and subject to compliance with certain obligations set forth in the merger agreement, including providing Lemonade with prior notice and the opportunity to negotiate for a period to match the terms of the superior proposal. In addition, such change of recommendation would entitle Lemonade to terminate the merger agreement and collect a termination fee of $12.5 million (the “termination fee”) from Metromile).
In addition, the Metromile board of directors is permitted, under certain circumstances prior to obtaining Metromile stockholder approval of the merger proposal, and subject to compliance with certain obligations set forth in the merger agreement (including providing Lemonade with prior notice and the opportunity to negotiate during such notice period to amend the terms of the merger agreement) to make a change of recommendation in response to an intervening event (unrelated to an acquisition proposal and as such term is defined in the section “The Merger Agreement — Change in Recommendation — Permitted Change of Recommendation — Intervening Event”) if the Metromile board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties.
Termination of the Merger Agreement
The merger agreement may be terminated and the mergers abandoned:
•
by mutual written consent of Lemonade and Metromile at any time prior to the effective time;

•
by either Lemonade or Metromile, if the mergers have not been consummated on or prior to the end date, including any automatic extension thereof (however, a party may not terminate the merger agreement if such party’s material breach of any of its obligations under the merger agreement materially contributed to the failure of the closing to have occurred by the end date);

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by either Lemonade or Metromile, if a governmental authority of competent jurisdiction issues a final and non-appealable order or adopts or enacts a law that is final and non-appealable that permanently prevents, enjoins or makes illegal the consummation of the mergers (however, a party may not terminate the merger agreement if the material breach by such party (or any affiliate of such party) of any such party’s obligations under the merger agreement shall have been the primary cause of, or primarily resulted in, the issuance or continued existence of such order or law);

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by Lemonade, if Metromile has made a change of recommendation, prior to Metromile obtaining its required stockholder approval;

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by Lemonade, if Metromile breaches the merger agreement non-solicitation provisions in any material respect;

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by either party, if the merger proposal is not approved at the Metromile special meeting, including any adjournment thereof;

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by either party, if any representation or warranty of the other party becomes inaccurate or the other party breaches any covenant in the merger agreement and such inaccuracy or breach (a) would result in the failure of certain conditions to closing and (b) is not curable by the end date or, if curable and the other party is using reasonable best efforts to cure, is not cured by the date that is 30 days following written notice describing such breach (however, the terminating party may not exercise this termination right if it is then in breach of any representation, warranty or agreement contained in the merger agreement which breach would give rise to the failure of a condition to the merger agreement regarding accuracy of representations and warranties and compliance with covenants).

Termination Fee
Metromile has agreed to pay the termination fee to Lemonade if the merger agreement is terminated in certain circumstances, including if the merger agreement is terminated by Lemonade in the event of a change of recommendation by the Metromile board of directors.
Metromile is also required to pay the termination fee if the merger agreement is terminated in certain other circumstances, including a termination due to Metromile's failure to obtain the required stockholder approval, or due to a breach of Metromile's non-solicitation obligations under the merger agreement in any material respects, and, within 12 months of such termination, Metromile were to consummate an acquisition proposal or enters into a definitive agreement relating to an acquisition proposal that was publicly announced at or prior to the date of such termination.
The termination fee will be payable by Metromile only once and not in duplication even though the termination fee may be payable by Metromile pursuant to multiple circumstances.
Furthermore, except in the case of actual, common law fraud or willful breach with respect to Metromile’s representations and warranties set forth in the merger agreement, if Lemonade receives the termination fee, then the termination fee will be Lemonade’s sole and exclusive remedy against Metromile, its affiliates and its and their respective representatives in connection with the merger agreement.
Voting and Support Agreements
Contemporaneously with the execution of the merger agreement, Lemonade and certain stockholders of Metromile entered into the voting and support agreements. Pursuant to the voting and support agreements, the Metromile supporting stockholders agreed to, among other things, vote all of their shares in Metromile that they own as of the record date at the Metromile special meeting (i) in favor of the adoption of the merger agreement, (ii) against any acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the mergers or the other transactions contemplated by the merger agreement.
A copy of the form of the Voting and Support Agreements is attached as Annex C to this proxy statement/prospectus.
Accounting Treatment
Lemonade prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting under the provisions of ASC 805, INSU SPAC transactions. Lemonade’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the merger and concluded, based on a consideration of the pertinent facts and circumstances, that Lemonade will be the acquirer for financial accounting purposes. Accordingly, Lemonade’s cost to acquire Metromile has been allocated to Metromile’s acquired assets and liabilities based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of Lemonade’s acquisition of Metromile will not be known until the date of the completion of the merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.
The financial condition and results of operations of Lemonade after completion of the mergers will include the operating results of Metromile beginning from the closing date of the mergers (the “closing date”), but will not be restated retroactively to reflect the historical financial condition or results of operations of Metromile. The earnings of Lemonade following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Lemonade determines that tangible or intangible assets (including goodwill) are impaired, Lemonade would record an impairment charge at that time.
Material U.S. Federal Income Tax Consequences of the Mergers
Metromile and Lemonade intend that the mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes (the “Intended Tax Treatment”).
Assuming the mergers, taken together, so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Mergers”) of Metromile common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Metromile common stock for Lemonade common stock in the first merger, except with respect to cash received by such U.S. holder in lieu of fractional shares of Lemonade common stock.
However, it is not a condition to Metromile’s obligation or Lemonade’s obligation to consummate the transactions contemplated by the merger agreement that the mergers qualify for the Intended Tax Treatment or that Metromile or Lemonade receive an opinion from counsel to that effect. Whether or not the mergers qualify for the Intended Tax Treatment depends on facts that will not be known until the mergers are completed and on the treatment of the right under the merger agreement of current and former holders of Metromile common stock to receive Lemonade Additional Shares in respect of their right to the to Metromile Additional Shares (as described in “The Merger Agreement — Treatment of Additional Shares”). Furthermore, neither Metromile nor Lemonade intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, no assurance can be given that the mergers will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the mergers will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the mergers do not qualify for the Intended Tax Treatment, U.S. holders of Metromile stock could be subject to U.S. federal income tax upon the receipt of Lemonade common stock in the first merger.
See “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of material U.S. federal income tax consequences of the mergers. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
Tax matters are very complicated and the tax consequences of the mergers to each U.S. holder of Metromile common stock may depend on such stockholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the mergers.
Comparison of Stockholders’ Rights
Upon completion of the mergers, Metromile stockholders receiving shares of Lemonade common stock will become Lemonade stockholders. The rights of Lemonade stockholders will be governed by the DGCL and the Lemonade charter and bylaws in effect at the second effective time. As Lemonade and Metromile are both Delaware corporations, the rights of Lemonade and Metromile stockholders are not materially different. However, there are certain differences between the rights of Lemonade stockholders under the Lemonade charter and bylaws and the rights of of Metromile stockholders under the Metromile charter and bylaws. See “Comparison of Stockholders’ Rights.”
Listing of Lemonade Common Stock; Delisting and Deregistration of Metromile Common Stock
It is a condition to the mergers that the shares of Lemonade common stock to be issued to Metromile stockholders in connection with the mergers be approved for listing on the NYSE, subject to official notice of issuance. If the mergers are completed, Metromile common stock will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act, following which Metromile will no longer be required to file periodic reports with the SEC with respect to Metromile common stock.
Metromile has agreed to cooperate with Lemonade prior to the closing to cause the Metromile common stock to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act as soon as practicable following the effective time.
Summary of Risk Factors
The mergers, including the possibility that the mergers may not be completed, involves a number of risks. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors”. Below is a summary of such risk factors:

Risks Relating to the Mergers
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The exchange ratio is fixed and will not be adjusted in the event of any change in the price of either Lemonade or Metromile common stock; therefore, the value of the consideration that Metromile stockholders will receive in the mergers is uncertain;

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The market price of Lemonade common stock will continue to fluctuate after the mergers;

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The mergers may not be completed and the merger agreement may be terminated in accordance with its terms;

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The termination of the merger agreement could negatively impact Lemonade or Metromile and the trading prices of the Lemonade or Metromile common stock;

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The market price for shares of Lemonade common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Lemonade or Metromile common stock;

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The shares of common stock of the combined company to be received by Metromile stockholders as a result of the mergers will have rights different from the shares of Metromile common stock;

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After the mergers, Metromile stockholders will have a significantly lower ownership and voting interest in Lemonade than they currently have in Metromile and will exercise less influence over management and policies of the combined company;

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Until the completion of the mergers or the termination of the merger agreement in accordance with its terms, Lemonade and Metromile are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Lemonade, Metromile and/or their respective stockholders;

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Obtaining certain required regulatory consents and approvals and satisfying closing conditions may prevent or delay completion of the mergers;

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Lemonade and Metromile must obtain certain regulatory consents and approvals to consummate the mergers, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers;

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Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the mergers;

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The mergers, and uncertainty regarding the mergers, may cause customers, strategic partners and others to delay or defer decisions concerning Lemonade or Metromile and adversely affect each company’s ability to effectively manage its respective business;

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Whether or not the mergers are completed, the announcement and pendency of the mergers could cause disruptions in the businesses of Lemonade and Metromile, which could have an adverse effect on their respective businesses and financial results; and

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The U.S. federal income tax treatment of the right of current and former holders of Metromile common stock to receive Lemonade common stock with respect to the Metromile Additional Shares is unclear.

Risks Relating to the Combined Company
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Combining the businesses of Lemonade and Metromile may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the mergers, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock;

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The failure to successfully integrate the businesses and operations of Lemonade and Metromile in the expected time frame may adversely affect the combined company’s future results;

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The combined company may not be able to retain customers, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Lemonade or Metromile;

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The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations;

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Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain; and

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The combined company is subject to risks arising from the ongoing COVID-19 pandemic.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The registration statement on Form S-4 of which this proxy statement/prospectus forms a part, the documents that Lemonade and Metromile refer you to in the registration statement and oral statements made or to be made by Lemonade and Metromile include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 (together, the “safe harbor provisions”). All statements other than statements of historical fact contained in this proxy statement/prospectus, including without limitation statements about the beliefs and expectations of Lemonade and Metromile management relating to the mergers and the combined company’s future results of operations and financial position, are forward-looking statements. Words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential”, or “continue” or the negative of these terms or other similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. Investors are cautioned that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond the control of both companies, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Although these forward-looking statements are based on assumptions that Lemonade and Metromile management, as applicable, believe to be reasonable, they can give no assurance that these expectations will prove to be correct. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:
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the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Metromile to pay a termination fee to Lemonade;

•
uncertainties related to the timing of the receipt of certain required regulatory approvals and consents for the mergers and the possibility that Lemonade and Metromile may be required to accept conditions that could reduce or eliminate the anticipated benefits of the mergers as a condition to obtaining such approvals or consents or that such approvals or consents might not be obtained at all;

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the price of Lemonade and Metromile common stock could change before the completion of the mergers, including as a result of uncertainty as to the long-term value of the common stock of the combined company or as a result of broader stock market movements;

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the possibility that the parties are unable to complete the mergers due to the failure of Metromile stockholders to adopt the merger agreement, or the failure to satisfy any of the other conditions to the completion of the mergers, or unexpected delays in satisfying any conditions;

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delays in closing, or the failure to close, the mergers for any reason, could negatively impact Lemonade, Metromile or the combined company;

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risks that the pendency or completion of the mergers and the other transactions contemplated by the merger agreement disrupt current plans and operations, which may adversely impact Lemonade’s or Metromile’s respective businesses;

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difficulties or delays in integrating the businesses of Lemonade and Metromile following completion of the mergers or fully realizing the anticipated synergies or other benefits expected from the mergers;

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certain restrictions during the pendency of the proposed mergers that may impact the ability of Lemonade or Metromile to pursue certain business opportunities or strategic transactions;

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the risk of legal proceedings that may be instituted against Lemonade, Metromile, their directors and/or others relating to the mergers;

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risks related to the diversion of the attention and time of Lemonade or Metromile management from ongoing business concerns;

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the risk that the proposed mergers or any announcement relating to the proposed mergers could have an adverse effect on the ability of Lemonade or Metromile to retain and hire key personnel or maintain relationships with customers, suppliers, distributors, vendors, strategic partners or other third parties, including regulators and other governmental authorities or agencies, or on Lemonade’s or Metromile’s respective operating results and businesses generally;

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the potentially significant amount of any costs, fees, expenses, impairments or charges related to the mergers;

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the potential dilution of Lemonade and Metromile stockholders’ ownership percentage of the combined company as compared to their ownership percentage of Lemonade or Metromile, as applicable, prior to the mergers;

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the business, economic, political and other conditions in the countries in which Lemonade or Metromile operate;

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events beyond the control of Lemonade and Metromile, such as acts of terrorism or the continuation or worsening of the COVID-19 pandemic and changes in applicable law, including changes in Lemonade’s or Metromile’s estimates of their expected tax rate based on current tax law;

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the potential dilution of the combined company’s earnings per share as a result of the mergers; and

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Metromile directors and executive officers having interests in the mergers that are different from, or in addition to, the interests of Metromile stockholders generally.

For further discussion of these and other risks, contingencies and uncertainties applicable to Lemonade and Metromile, their respective businesses and the proposed mergers, see “Risk Factors” in this proxy statement/prospectus and in similarly titled sections in Lemonade’s and Metromile’s other filings with the SEC that are incorporated by reference herein. See “Where You Can Find More Information.”
All subsequent written or oral forward-looking statements attributable to Lemonade, Metromile or any person acting on either of their behalf are expressly qualified in their entirety by these cautionary statements. Neither Lemonade nor Metromile is under any obligation to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, and each expressly disclaims any obligation to do so, except as may be required by law.

MARKET PRICE AND DIVIDEND INFORMATION
Market Price
Shares of Lemonade common stock are listed for trading on the NYSE under the symbol “LMND.” Shares of Metromile common stock are listed for trading on the Nasdaq Capital Market under the symbol “MILE.” Metromile warrants are listed for trading on the Nasdaq Capital Market under the symbol “MILEW.”
On November 5, 2021, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Lemonade common stock on the NYSE was $69.53, the closing sale price per share of Metromile common stock on the Nasdaq Capital Market was $3.08 and the closing price per warrant of Metromile warrants on the Nasdaq Capital Market was $0.58. As of December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, the closing price per share of Lemonade common stock on the NYSE was $40.66, the closing price per share of Metromile common stock on the Nasdaq Capital Market was $2.11 and the closing price per warrant of Metromile warrants on the Nasdaq Capital Market was $0.19.
Because the exchange ratio will not be adjusted for changes in the market price of either Lemonade common stock or Metromile common stock, the market value of the shares of Lemonade common stock that holders of Metromile common stock will have the right to receive on the effective date of the mergers may vary significantly from the market value of the shares of Lemonade common stock that holders of Metromile common stock would receive if the mergers were completed on the date of this proxy statement/prospectus. As a result, you should obtain recent market prices of Lemonade common stock and Metromile common stock prior to voting your shares. See “Risk Factors — Risks Relating to the Merger.”
Holders
As of December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, there were 107 holders of record of Metromile common stock and 4 holders of record of Metromile warrants.
Dividends
To date, neither Lemonade nor Metromile has declared or paid any dividends on the Lemonade common stock or Metromile common stock, respectively. Any future determination to pay cash dividends on the Lemonade common stock will be at the discretion of the Lemonade board of directors and will be dependent upon Lemonade’s financial condition, results of operations, capital requirements, general business conditions and such other factors as the Lemonade board of directors may deem relevant.

RISK FACTORS
In considering how to vote on the proposals to be considered and voted on at the Metromile special meeting, you are urged to carefully consider all of the information contained or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of Lemonade and Metromile because those risks will affect the combined company. The risks associated with the business of Lemonade can be found in Lemonade’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020, which is incorporated by reference to this proxy statement/prospectus and the risks associated with the business of Metromile can be found below. In addition, you are urged to carefully consider the following material risks relating to the mergers and the businesses of Lemonade, Metromile and the combined company.
Risks Relating to the Mergers
Because the exchange ratio is fixed and will not be adjusted in the event of any change in the price of either Lemonade or Metromile common stock, the value of the consideration that Metromile stockholders will actually receive in the mergers is uncertain.
Upon completion of the mergers, each share of Metromile common stock outstanding immediately prior to the mergers, other than shares held in treasury by Metromile or held directly by Lemonade or Acquisition Sub I, will be converted into the right to receive 0.05263 shares of Lemonade common stock (with cash, without interest and less any applicable withholding taxes, in lieu of any fractional shares of Lemonade common stock). This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Lemonade or Metromile common stock prior to the completion of the mergers. The market prices of Lemonade and Metromile common stock have fluctuated prior to and after the date of the announcement of the merger agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Metromile special meeting, and through the date the mergers are consummated.
Because the value of the merger consideration will depend on the market price of Lemonade common stock at the time the mergers are completed, Metromile stockholders will not know or be able to determine at the time of the Metromile special meeting the market value of the merger consideration they would receive upon completion of the mergers.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Lemonade’s or Metromile’s respective businesses, operations and prospects, the uncertainty as to the extent of the duration, scope and impact of the COVID-19 pandemic, market assessments of the likelihood that the mergers will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Lemonade and Metromile common stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which Lemonade and Metromile operate, and the timing of the mergers and receipt of required regulatory approvals and consents.
Many of these factors are beyond the control of Lemonade and Metromile, and neither Lemonade nor Metromile is permitted to terminate the merger agreement solely due to a decline in the market price of the common stock of the other party. Metromile stockholders are urged to obtain current market quotations for Lemonade and Metromile common stock in determining whether to vote in favor of the merger proposal.
The market price of Lemonade common stock will continue to fluctuate after the mergers.
Upon completion of the mergers, Metromile stockholders will become holders of Lemonade common stock. The market price of the common stock of the combined company may continue to fluctuate, potentially significantly, following completion of the mergers, including for the reasons described above. As a result, former Metromile stockholders could lose some or all of the value of their investment in Lemonade common stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the Lemonade common stock received in the mergers, regardless of the combined company’s actual operating performance.

The mergers may not be completed and the merger agreement may be terminated in accordance with its terms.
The mergers are subject to a number of conditions that must be satisfied or waived (to the extent permitted) prior to the completion of the mergers, including the approval by Metromile stockholders of the merger proposal. These conditions are described under “The Merger Agreement — Conditions to the Completion of the Merger.” These conditions to the completion of the mergers, some of which are beyond the control of Lemonade and Metromile, may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may be delayed or not completed.
Additionally, either Lemonade or Metromile may terminate the merger agreement under certain circumstances, including, among other reasons, if the mergers are not completed by the end date. In addition, if the merger agreement is terminated under specified circumstances, including if the Metromile board of directors changes its recommendation, Metromile may be required to pay Lemonade a termination fee of $12.5 million. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Metromile.
The termination of the merger agreement could negatively impact Lemonade or Metromile and the trading prices of the Lemonade or Metromile common stock.
If the mergers are not completed for any reason, including because Metromile stockholders fail to approve the merger proposal, the ongoing businesses of Lemonade and Metromile may be adversely affected and, without realizing any of the expected benefits of having completed the mergers, Lemonade and Metromile would be subject to a number of risks, including the following:
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each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•
each company may experience negative reactions from its customers and employees;

•
each company will be required to pay its respective costs relating to the mergers, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the mergers are completed;

•
the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the mergers and such restrictions, the waiver of which is subject to the consent of the other company, may prevent Lemonade and Metromile from taking actions during the pendency of the mergers that might otherwise be beneficial (see “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants applicable to Lemonade and Metromile); and

•
matters relating to the mergers (including integration planning) will require substantial commitments of time and resources by Lemonade and Metromile management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to Lemonade or Metromile, as applicable, as an independent company.

The market price for shares of Lemonade common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Lemonade or Metromile common stock.
Upon consummation of the mergers, Lemonade stockholders and Metromile stockholders will both hold shares of common stock in the combined company. Lemonade’s businesses differ from those of Metromile, and Metromile’s businesses differ from those of Lemonade, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the independent results of operations of Lemonade and Metromile. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Lemonade or Metromile. For a discussion of the businesses of each of Lemonade and Metromile and some important factors to consider in connection with those businesses, see “The Parties to the Merger” and the other information contained or incorporated in this proxy statement/prospectus. See “Where You Can Find More Information.”

Based on the anticipated treatment of equity-based awards and the number of shares of Metromile common stock outstanding as of December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, it is expected that Lemonade may issue up to approximately 6,748,318 shares of Lemonade common stock in the mergers. Former Metromile stockholders may decide not to hold the shares of Lemonade common stock that they will receive in the mergers, and Lemonade stockholders may decide to reduce their investment in Lemonade as a result of the changes to Lemonade’s investment profile as a result of the mergers. Other Metromile stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Lemonade common stock that they receive in the mergers. Such sales of Lemonade common stock could have the effect of depressing the market price for Lemonade common stock.
The shares of common stock of the combined company to be received by Metromile stockholders as a result of the mergers will have rights different from the shares of Metromile common stock.
Upon completion of the mergers, Metromile stockholders will no longer be stockholders of Metromile, but will instead become stockholders of Lemonade. As Lemonade and Metromile are both Delaware corporations, the rights of Lemonade and Metromile stockholders are not materially different. However, there are certain differences between the rights of Lemonade stockholders under Lemonade’s amended and restated certificate of incorporation (the “Lemonade charter”) and Lemonade’s amended and restated bylaws (the “Lemonade bylaws”) and the rights of Metromile stockholders under Metromile’s amended and restated certificate of incorporation (the “Metromile charter”) and Metromile’s amended and restated bylaws (the “Metromile bylaws.”) See “Comparison of Stockholders’ Rights” for a discussion of these rights.
After the mergers, Metromile stockholders will have a significantly lower ownership and voting interest in Lemonade than they currently have in Metromile and will exercise less influence over management and policies of the combined company.
Based on the anticipated treatment of equity-based awards and the number of shares of Lemonade and Metromile common stock outstanding on December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, upon completion of the mergers, former Metromile stockholders are expected to own approximately 9.9% of the outstanding shares of Lemonade common stock and Lemonade stockholders immediately prior to the mergers are expected to own approximately 90.1% of the outstanding shares of Lemonade common stock. Consequently, former Metromile stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Metromile.
Until the completion of the mergers or the termination of the merger agreement in accordance with its terms, Lemonade and Metromile are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Lemonade, Metromile and/or their respective stockholders.
From and after the date of the merger agreement and prior to completion of the mergers, the merger agreement restricts Lemonade and Metromile from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in the ordinary course in all material respects. These restrictions may prevent Lemonade or Metromile, as applicable, from taking actions during the pendency of the mergers that might otherwise be beneficial. Adverse effects arising from these restrictions during the pendency of the mergers could be exacerbated by any delays in consummation of the mergers or termination of the merger agreement. See “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion.”
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the mergers.
The mergers are subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the approval by Metromile stockholders of the merger proposal, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part registering the Lemonade common stock issuable pursuant to the merger agreement and the absence of any stop order or proceedings by the SEC with respect thereto, the expiration or earlier termination of any applicable waiting period (and any agreed upon extensions of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act, the receipt of certain regulatory consents and approvals, approval for listing on the NYSE of the shares of Lemonade common stock to be issued pursuant to the merger agreement, and the absence of governmental restraints or prohibitions preventing the consummation of the mergers. The obligation of each of Lemonade and Metromile to consummate the mergers are also conditioned on, among other things, the truth and accuracy of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. No assurance can be given that the other required stockholder, governmental and regulatory consents and approvals will be obtained or that the other required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the mergers could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Lemonade and Metromile expect to achieve if the mergers are successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Merger Agreement — Conditions to the Completion of the Merger.”
Lemonade and Metromile must obtain certain regulatory consents and approvals to consummate the mergers, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.
The completion of the mergers is subject to the expiration or termination of all waiting periods (and any agreed upon extensions of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act, the absence of any agreement pending or in effect between Lemonade and any governmental entity not to close, and the receipt of certain additional regulatory consents and approvals.
With respect to United States antitrust and competition laws, under the HSR Act, the mergers may not be completed until Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) and the applicable waiting period (or any extension thereof) has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of the applicable 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period, at the earliest. If the FTC or the DOJ issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of the waiting period, the parties must observe an additional 30-day waiting period, which begins to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period (or commit not to consummate the mergers for a specified period of time). Each of Lemonade and Metromile filed an HSR Notification and Report Form with the FTC and the DOJ on December 3, 2021.
At any time before or after consummation of the mergers, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Under certain circumstances, private parties may also seek to take legal action against the mergers under antitrust or competition laws.
Any one of these requirements, limitations, costs, divestitures or restrictions imposed by antitrust authorities could jeopardize or delay the completion, or reduce the anticipated benefits, of the mergers. There is no assurance that Lemonade and Metromile will obtain all required regulatory consents or approvals on a timely basis, or at all. Failure to obtain the necessary consents and approvals could substantially delay or prevent the consummation of the mergers, which could negatively impact both Lemonade and Metromile.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the mergers.
The success of the mergers will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Lemonade and Metromile. It is possible that these employees may decide not to remain with Lemonade or Metromile, as applicable, while the mergers are pending, or with the combined company. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Lemonade and Metromile to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Lemonade and Metromile may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. In addition, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of Lemonade and Metromile to the same extent that those companies have been able to attract or retain their own employees in the past.
The mergers, and uncertainty regarding the mergers, may cause customers, strategic partners and others to delay or defer decisions concerning Lemonade or Metromile and adversely affect each company’s ability to effectively manage its respective business.
The mergers will happen only if the stated conditions are met, including the approval by Metromile stockholders of the merger proposal and the receipt of required regulatory approvals and consents, among other conditions. Many of the conditions are beyond the control of Lemonade and Metromile, and both parties also have certain rights to terminate the merger agreement.
Accordingly, there may be uncertainty regarding the completion of the mergers. This uncertainty may cause customers, strategic partners or others that deal with Lemonade or Metromile to delay or defer entering into contracts with Lemonade or Metromile or making other decisions concerning Lemonade or Metromile or seek to change or cancel existing business relationships with Lemonade or Metromile, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of Lemonade and Metromile, regardless of whether the mergers are ultimately completed.
In addition, the merger agreement restricts Lemonade, Metromile and their respective subsidiaries from taking certain actions during the pendency of the mergers without the consent of the other party. These restrictions may prevent Lemonade and Metromile from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the mergers. See “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants to which each of Lemonade and Metromile is subject.
Whether or not the mergers are completed, the announcement and pendency of the mergers could cause disruptions in the businesses of Lemonade and Metromile, which could have an adverse effect on their respective businesses and financial results.
Whether or not the mergers are completed, the announcement and pendency of the mergers could cause disruptions in the businesses of Lemonade and Metromile, including by diverting the attention of Lemonade and Metromile management toward the completion of the mergers. In addition, Lemonade and Metromile have each diverted significant management resources in an effort to complete the mergers and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the mergers are not completed, Lemonade and Metromile will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
Metromile directors and executive officers may have interests in the mergers that may be different from, or in addition to, the interests of Metromile stockholders generally.
In considering the recommendations of the Metromile board of directors to vote in favor of the proposals described in this proxy statement/prospectus, stockholders should be aware that Metromile directors and executive officers may have interests in the mergers, including financial interests, which may be different from, or in addition to, the interests of Metromile stockholders generally.
Metromile stockholders should be aware of these interests when they consider the recommendation of the Metromile board of directors that they vote to approve the merger proposal. The Metromile board of directors was aware of and considered these interests, among other matters, in reaching its determination that the mergers are fair to and in the best interests of Metromile and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommending that Metromile stockholders approve the merger proposal. The interests of Metromile directors and executive officers are described in more detail under “Interests of Metromile Directors and Executive Officers in the Merger.”
Lemonade or Metromile may waive one or more of the closing conditions without re-soliciting stockholder approval from Metromile stockholders.
To the extent permitted by law, Lemonade or Metromile may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the mergers. Metromile expects to evaluate the materiality of any waiver and its effect on Metromile stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the mergers, and as to whether to re-solicit stockholder approval and/or amend this proxy statement/prospectus as a result of such waiver, will be made by Metromile at the time of such waiver based on the facts and circumstances as they exist at that time.
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Metromile.
The merger agreement contains “no shop” provisions that restrict the ability of Metromile to, among other things (each as described under “The Merger Agreement — No Solicitation of Acquisition Proposals”):
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solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

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furnish any information regarding Metromile or its subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

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engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal; or

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approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any acquisition proposal.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that the Metromile board of directors not withdraw, modify, amend or qualify the Metromile board of directors’ required recommendation to Metromile stockholders to adopt the merger agreement (the “Metromile recommendation”). Although the Metromile board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to a superior proposal or to an intervening event (if the Metromile board of directors determines in good faith that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law), such change of recommendation would entitle Lemonade to terminate the merger agreement and collect a termination fee from Metromile. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee.”
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger of Metromile, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.
The mergers will involve substantial costs.
Lemonade and Metromile have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the mergers. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by Lemonade or Metromile regardless of whether the mergers are completed.
The combined company will also incur restructuring and integration costs in connection with the mergers. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the mergers and the integration of Metromile’s business with Lemonade's business. Although Lemonade expects that the elimination of duplicative costs, strategic benefits, and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Lemonade even if the mergers are not completed. While Lemonade has assumed that certain expenses would be incurred in connection with the mergers and the other transactions contemplated by the merger agreement, there are many factors beyond Lemonade’s control that could affect the total amount or the timing of the integration and implementation expenses.
Metromile stockholders will not be entitled to appraisal rights in the mergers.
Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.
Because Lemonade common stock is listed on the NYSE, a national securities exchange, and because Metromile stockholders are not required by the terms of the merger agreement to accept for their shares of Metromile common stock anything other than shares of Lemonade common stock and cash in lieu of fractional shares, holders of Metromile common stock are not entitled to appraisal rights in connection with the mergers. See “No Appraisal Rights.”
Lawsuits may in the future be filed against Lemonade or Metromile, or against Lemonade or Metromile directors, challenging the mergers, and an adverse ruling in any such lawsuit may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
Transactions like the proposed mergers are frequently subject to litigation or other legal proceedings, including actions alleging that the Lemonade or Metromile board of directors breached their respective fiduciary duties to their stockholders by entering into the merger agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Neither Lemonade nor Metromile can provide assurance that such litigation or other legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against Lemonade or Metromile, or against the Lemonade or Metromile board of directors, they will defend against it, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of Lemonade, Metromile or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.
Furthermore, one of the conditions to the completion of the mergers is that no injunction by any court or other governmental entity of competent jurisdiction will be in effect that prevents, enjoins or makes illegal the consummation of the mergers. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the mergers, that injunction may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
The consummation of the transactions contemplated under the merger agreement are not conditioned upon the receipt of an opinion of counsel to the effect that the mergers will qualify for the Intended Tax Treatment, and neither Metromile nor Lemonade intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers.
The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes (the “Intended Tax Treatment”). Assuming the mergers so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Mergers”) of Metromile common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Metromile common stock for Lemonade common stock in the first merger, except with respect to cash received by such U.S holder in lieu of fractional shares of Lemonade common stock.
However, it is not a condition to Metromile’s obligation or Lemonade’s obligation to consummate the transactions contemplated by the merger agreement that the mergers qualify for the Intended Tax Treatment or that Metromile or Lemonade receive an opinion from counsel to that effect. Whether or not the mergers qualify for the Intended Tax Treatment depends in part on whether holders of Metromile stock receive a sufficient amount of Lemonade common stock in the first merger to preserve a substantial part of their interest in Metromile through ownership of Lemonade common stock. The satisfaction of such requirement will not be known until the mergers are completed and depends on the treatment of the right under the merger agreement of current and former holders of Metromile common stock to receive Lemonade common stock in respect of their right to the Metromile Additional Shares (as described in “The Merger Agreement — Treatment of Additional Shares”). Furthermore, neither Metromile nor Lemonade intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, no assurance can be given that the mergers will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the mergers will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the mergers do not qualify for the Intended Tax Treatment, U.S. holders of Metromile stock could be subject to U.S. federal income tax upon the receipt of Lemonade common stock in the first merger.
See “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of material U.S. federal income tax consequences of the mergers. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws. Tax matters are very complicated and the tax consequences of the mergers to each U.S. holder of Metromile common stock may depend on such stockholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the mergers.
Risks Relating to the Combined Company
Combining the businesses of Lemonade and Metromile may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the mergers, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.
The success of the mergers will depend on, among other things, the ability of Lemonade and Metromile to combine their businesses in a manner that facilitates growth opportunities. Lemonade and Metromile have entered into the merger agreement because each believes that the mergers and the other transactions contemplated by the merger agreement are fair to and in the best interests of their respective stockholders and that combining the businesses of Lemonade and Metromile will produce benefits. See “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.”
However, Lemonade and Metromile must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and any potential cost savings, if achieved, may be lower than what Lemonade and Metromile expect and may take longer to achieve than anticipated. If Lemonade and Metromile are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
The failure to successfully integrate the businesses and operations of Lemonade and Metromile in the expected time frame may adversely affect the combined company’s future results.
Lemonade and Metromile have operated and, until the completion of the mergers, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Lemonade or Metromile employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Lemonade and Metromile in order to realize the anticipated benefits of the mergers so the combined company performs as expected:
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combining the companies’ operations and corporate functions;

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combining the businesses of Lemonade and Metromile and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the mergers, the failure of which would result in the anticipated benefits of the mergers not being realized in the time frame currently anticipated or at all;

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integrating personnel from the two companies, especially in the COVID-19 environment which has required employees to work remotely in many locations;

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integrating the companies’ technologies and technologies licensed from third parties;

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integrating and unifying the offerings and services available to customers;

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identifying and eliminating redundant and underperforming functions and assets;

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harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

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addressing possible differences in business backgrounds, corporate cultures and management philosophies;

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consolidating the companies’ administrative and information technology infrastructure;

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coordinating distribution and marketing efforts;

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managing the movement of certain positions to different locations;

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coordinating geographically dispersed organizations; and

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effecting actions that may be required in connection with obtaining regulatory or other governmental approvals and consents.

In addition, at times the attention of certain members of Lemonade’s and Metromile’s management and each company’s respective resources may be focused on completion of the mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.
The combined company may not be able to retain customers, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Lemonade or Metromile.
As a result of the mergers, the combined company may experience impacts on relationships with customers that may harm the combined company’s business and results of operations. Certain customers may seek to terminate or modify contractual obligations following the mergers whether or not contractual rights are triggered as a result of the mergers. There can be no guarantee that customers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the mergers. If any customers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed.
Lemonade and Metromile also have contracts with landlords, licensors and other business partners which may require Lemonade or Metromile, as applicable, to obtain consent from these other parties in connection with the mergers, or which may otherwise contain limitations applicable to such contracts following the mergers. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Lemonade or Metromile currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the mergers. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the mergers. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the mergers or by a termination of the merger agreement.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, distributors, consumers and other third parties due to the combination of Lemonade’s and Metromile’s businesses following the mergers. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.
Lemonade and Metromile have not historically paid cash dividends on their common stock. Whether any dividends are declared or paid to stockholders of the combined company, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. The Lemonade board of directors will have the discretion to determine the dividend policy of the combined company, including the amount and timing of dividends, if any, that the combined company may declare from time to time, which may be impacted by any of the following factors:
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the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

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decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Lemonade board of directors, which could change its dividend practices at any time and for any reason;

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the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law; and

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certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
The combined company is subject to risks arising from the ongoing COVID-19 pandemic.
The outbreak of COVID-19, which the World Health Organization declared a pandemic in March 2020, has spread across the globe and disrupted the global economy. Governmental actions to reduce the spread of COVID-19 have negatively impacted the macroeconomic environment in many ways, while the pandemic itself has significantly increased economic uncertainty and abruptly reduced economic activity.
The extent to which the COVID-19 pandemic will impact the combined company is highly uncertain and is difficult to predict. The pandemic’s effects and their extent will depend on various factors, including, but not limited to, the duration, scope and impact of the pandemic, restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities and how quickly and to what extent normal economic and operating conditions can resume. Relevant adverse consequences of the pandemic could include reduced liquidity, increased volatility of the combined company’s stock price, operational disruption or failure due to spread of disease within the combined company or due to restrictions on business and social distancing guidelines imposed or requested by governmental authorities, unavailability of raw materials, disruption in the supply chain and increased cybersecurity and fraud risks due to increased online and remote activity, as well as the adverse consequences of a macroeconomic slowdown, recession or depression.
Even after the COVID-19 pandemic has subsided, the combined company may continue to experience adverse impacts to its business as a result of the global economic impact of the COVID-19 pandemic, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.
Risks Relating to Metromile
Metromile has a history of net losses and could continue to incur substantial net losses in the future.
Metromile has incurred recurring losses on an annual basis since its incorporation in 2011. Metromile incurred net losses of $120.1 million and $41.3 million for the year ended December 31, 2020, and the three months ended June 30, 2021, respectively. Metromile had an accumulated deficit of $366.6 million and $511.5 million as of December 31, 2020, and June 30, 2021, respectively.
The principal driver of its losses to date is its insured losses paid associated with accidents and other insured events by its customers. Establishing adequate premium rates is necessary to generate sufficient revenue to offset losses, LAE and other costs. If Metromile does not accurately assess the risks that it underwrites, the premiums that Metromile charges may not be adequate to cover its losses and expenses, which would adversely affect its results of operations and its profitability. Moreover, as Metromile continues to invest in its business, Metromile expects expenses to continue to increase in the near term. Such expenses may occur in the areas of telematics, digital marketing, brand advertising, consumer-facing technologies, core insurance operations services and lines of business not presently offered by Metromile. These investments may not result in increased revenue or growth in its business. If Metromile fails to manage its losses or to grow its revenue sufficiently to keep pace with its investments and other expenses, its business will be seriously harmed.
In addition, Metromile will incur additional expenses to support its growth. As a public company, Metromile will incur significant legal, accounting and other expenses that Metromile did not incur as a private company. Metromile may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. Further, it is difficult to predict the size and growth rate of its market or demand for its services and success of current or potential future competitors. As a result, Metromile may not achieve or maintain profitability in future periods.
Metromile may lose existing customers or fail to acquire new customers.
Metromile believe that growth of its business and revenue depends upon its ability to continue to grow its business in the geographic markets that Metromile currently serves by retaining its existing customers and adding new customers in its current as well as new geographic markets. Expanding into new geographic markets takes time, requires it to navigate and comply with extensive regulations and may occur more slowly than Metromile expects or than it has occurred in the past. If Metromile loses customers, its value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain policyholders for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline, which would adversely impact its profitability. If Metromile fails to remain competitive on customer experience, pricing, and insurance coverage options, its ability to grow its business may also be adversely affected. In addition, Metromile may fail to accurately predict risk segmentation of new customers or potential customers, which could also reduce its profitability.
While a key part of its business strategy is to retain and add customers in its existing markets and into its current product offerings, Metromile also intends to expand its operations into new markets and new product offerings. In doing so, Metromile may incur losses or otherwise fail to enter new markets or offer new products successfully. Its expansion into new markets and product offerings may place it in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.
There are many factors that could negatively affect Metromile’s ability to grow its customer base, including if:
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Metromile loses customers to new market entrants and/or existing competitors;

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Metromile does not obtain regulatory approvals necessary for expansion into new markets or in relation to its products (such as underwriting and rating requirements);

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Metromile fails to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other current and emerging online sources for generating traffic to its website and its mobile app;

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its digital platform experiences disruptions;

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Metromile suffers reputational harm to its brand including from negative publicity, whether accurate or inaccurate;

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Metromile fails to expand geographically;

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Metromile fails to offer new and competitive products, to provide effective updates to its existing products or to keep pace with technological improvements in its industry;

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customers have difficulty installing, updating or otherwise accessing its app or website on mobile devices or web browsers as a result of actions by it or third parties;

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customers prefer less technological solutions or are unable or unwilling to adopt or embrace new technology;

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the perception emerges that purchasing insurance products online is not as effective as purchasing those products through traditional offline methods;

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technical or other problems frustrate the customer experience, particularly if those problems prevent Metromile from generating quotes or paying claims in a fast and reliable manner; or

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Metromile is unable to address customer concerns regarding the content, privacy, and security of its digital platform.

Metromile’s inability to overcome these challenges could impair its ability to attract new customers and retain existing customers, and could have a material adverse effect on its business, operating results and financial condition.
Metromile may require additional capital to support business growth or to satisfy its regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.
Metromile intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance its existing products and services, satisfy its regulatory capital and surplus requirements, cover losses, improve its operating infrastructure or acquire complementary businesses and technologies. Many factors will affect its capital needs as well as their amount and timing, including its growth and profitability, regulatory requirements, market disruptions and other developments. If its present capital and surplus is insufficient to meet its current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, Metromile may need to raise additional funds through financings or curtail its growth. Metromile evaluates financing opportunities from time to time, and its ability to obtain financing will depend, among other things, on its development efforts, business plans and operating performance, as well as the condition of the capital markets at the time Metromile seeks financing. Metromile cannot be certain that additional financing will be available to it on favorable terms, or at all.
If Metromile raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities Metromile issues could have rights, preferences and privileges superior to those of holders of its Common Stock. As an insurance company, Metromile is subject to extensive laws and regulations in every jurisdiction in which Metromile conducts business, and any such issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by such regulatory authorities if such issuances were deemed to result in a person acquiring “control” of its company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors to disclose their organizational structure and detailed financial statements as well as require managing partners, directors and/or senior officers submit biographical affidavits which may deter funds from investing in Metromile. Moreover, any debt financing, in addition to its outstanding credit facilities, that Metromile secures in the future could subject it to restrictive covenants relating to its capital raising activities, its ability to make certain types of investments or payments, and other financial and operational matters, which may increase its difficulty to obtain additional capital or to pursue business opportunities, including new product offerings and potential acquisitions. Metromile may not be able to obtain additional financing on terms favorable to it, if at all. If Metromile is unable to obtain adequate financing or financing on terms satisfactory to it when Metromile requires it, its ability to continue to support its business growth and to respond to business challenges could be impaired, and its business, revenue, results of operations and financial condition may be materially harmed.
Further, Metromile is restricted by covenants in its credit agreements. These covenants restrict, among other things, its ability to incur additional debt without lender consent or grant liens over its assets, which may limit its ability to obtain additional funds.
The COVID-19 pandemic has caused disruption to Metromile’s operations and may negatively impact its business, key metrics, and results of operations in numerous ways that remain unpredictable.
Metromile’s business has been and may continue to be impacted by the effects of the outbreak COVID-19, which was declared a global pandemic in March 2020. This pandemic and related measures taken to contain the spread of COVID-19, such as government-mandated business closures, orders to “shelter in place” (“SIPs”) and travel and transportation restrictions, have negatively affected the U.S. and global economies, disrupted global supply chains, and led to unprecedented levels of unemployment. Beginning in the second quarter of 2020, its business was favorably impacted by the SIPs as its customers drove less. While its premiums collected declined due to per-mile billing, Metromile had a corresponding material decline in incurred losses. Its business has also been impacted by certain state regulations related to COVID-19 relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. Metromile continues to assess and update its business continuity plans in the context of this pandemic, including taking steps in an effort to help keep its employees healthy and safe. The spread of COVID-19 has caused it to modify its business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in meetings, events, and conferences), and Metromile expects to take further actions as may be required or recommended by government authorities or as Metromile determines are in the best interests of its employees and customers. Furthermore, COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates. It is possible that the pandemic will cause an economic slowdown of potentially extended duration, as well as a global recession. This could result in an increase in costs associated with claims under its policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on its business and results of operations. It is also possible that working from home or other remote work arrangements adopted during the SIPs become permanent on a widespread basis, thereby resulting in further reduction in premiums collected due to per-mile billing, or a permanent reduced need for auto insurance. Furthermore, due to COVID-19’s negative impact on driving, regulators in many states continue to mandate or request that auto insurance companies refund a portion of their premium to their policyholders to reflect the insurer’s decrease in projected loss exposure due to the virus. In all of the states in which Metromile operates, state insurance regulators have either encouraged, strongly suggested or mandated insurers to provide COVID-19-related consumer relief. Regulators in several states in which Metromile operates or into which Metromile plans to expand placed a mandatory moratorium on non-pay cancellations and could revive, add to, extend, or expand the scope of such moratoriums, providing consumers grace periods ranging from 60 days to indefinite (based on the term of emergency orders) in duration, during which premium did not need to be paid in a timely fashion. These moratoriums resulted in an increase of premium write-offs from 1.9% for the year ending December 31, 2019 to 2.4% for the year ending December 31, 2020. Premium write-offs have been immaterial to date, but could be significant in the future. There were still several states with bulletins effective after December 31, 2020, and depending on the unpredictable nature of the pandemic and SIPs such moratoriums could be revived, added to, or extended. These mandates and similar regulations or suggestions could negatively impact its ability to charge or increase premiums to adequately cover its losses and could result in continued increased premium write-offs. 44 Though Metromile continues to monitor the COVID-19 pandemic closely, due to the speed with which it continues to develop, the global breadth of its spread, the range of governmental and community reactions thereto and the unknown timing or effectiveness of any vaccine or treatment, there is considerable uncertainty around its duration and ultimate impact. The impact of the pandemic may also exacerbate the other risks described in these Risk Factors, and additional impacts may arise that Metromile is not currently aware of, any of which could have a material effect on it. In addition, if there is a future resurgence of COVID-19, these negative impacts on its business may be further exacerbated. As a result, the full extent of the impact of the pandemic on its overall financial and operating results, whether in the near or long term, cannot be reasonably estimated at this time.
Metromile’s future growth and profitability depend in part on its ability to successfully operate in an insurance industry that is highly competitive.
Many of its primary competitors have well-established national brands and market similar products. Its competitors include large national insurance companies as well as up-and-coming companies. Several of these established national insurance companies are larger than us and have significant competitive advantages, including better name recognition, strong financial ratings, greater resources, easier access to capital, and offer more types of insurance than Metromile does, such as homeowners and renters, which are often bundled together to help attract and retain customers. Its business model and technology is also still nascent compared to the established business models of the well-established incumbents in the insurance market. In addition, the insurance industry consistently attracts well-capitalized new entrants to the market. Its future growth will depend in large part on its ability to grow its insurance business in which traditional insurance companies retain certain advantages. In particular, unlike Metromile, many of these competitors offer customers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, Metromile may in the future expand into new lines of business and offer additional products beyond automobile insurance, and as Metromile does so, Metromile could face intense competition from traditional insurance companies that are already established in such markets. These new insurance products could take months to be approved by regulatory authorities or may not be approved at all. Metromile has invested in growth strategies by utilizing unique customer value propositions, differentiated product offerings and distinctive advertising campaigns. If Metromile is unsuccessful through these strategies in generating new business, retaining a sufficient number of customers or retaining or acquiring key relationships, its ability to maintain or increase premiums written or the ability to sell its products could be adversely impacted. Because of the competitive nature of the insurance industry, there can be no assurance that Metromile will continue to compete effectively within its industry, or that competitive pressures will not have a material effect on our business, results of operations or financial condition.
Metromile relies on telematics, mobile technology and its digital platform to collect data points that Metromile evaluates in pricing and underwriting its insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict its collection or use of this data, its business could be harmed.
Metromile uses telematics, mobile technology and its digital platform to collect data points that Metromile evaluates in pricing and underwriting certain of its insurance policies, managing claims and customer support, and improving business processes. If federal, state or international regulators were to determine that the type of data Metromile collects, the process Metromile uses for collecting this data or how Metromile uses it unfairly discriminates against a protected class of people, regulators could move to prohibit or restrict its collection or use of this data. In addition, if legislation were to restrict its ability to collect driving behavior data, it could impair its capacity to underwrite insurance cost effectively, negatively impacting its revenue and earnings. 45 Due to Proposition 103 in California, its largest market, Metromile is currently limited in its ability to use telematics data beyond miles-driven to underwrite insurance, including data on how the car is driven. This could hinder its ability to accurately assess the risks that Metromile underwrites in other states if they were to pass similar laws or regulations. In three other states where Metromile currently operates, Metromile does not use behavioral telematics data because it is either permitted, but Metromile opted out given uncertainty regarding the impact such data would have on pricing or it is voluntary (meaning the policyholder has to opt in). As Metromile aims to be a fully national provider of insurance across 49 states and the District of Columbia by 2022, Metromile will need to comply with the rules and regulations of each market. At this time, Metromile does not know which of its target markets prohibit, permit with conditions, or fully permit the use of behavioral telematics to set premiums, and if permitted, if this will be of benefit to us in pricing. While Metromile is currently in discussions with regulators to allow the use of telematics to a greater extent to underwrite and price insurance policies, Metromile cannot predict the outcome of these discussions, and there can be no assurance that state regulators will revise regulations accordingly, if at all, nor that current permissive states will further restrict the use of such data.
Although there is currently limited federal and state legislation outside of California restricting Metromile’s ability to collect driving behavior data, private organizations are implementing principles and guidelines to protect driver privacy. The Alliance of Automobile Manufacturers and Global Automakers established their Consumer Privacy Protection Principles to provide member automobile manufacturers with a framework with which to consider privacy and build privacy into their products and services while the National Automobile Dealers Association has partnered with the Future of Privacy Forum to produce consumer education guidelines that explain the kinds of information that may be collected by consumers’ cars, the guidelines that govern how it is collected and used, and the options consumers may have to protect their vehicle data. The Global Alliance for Vehicle Data Access is another organization that was formed to advocate for driver ownership of all vehicle data, particularly for insurance underwriting purposes. If federal or state legislators were to pass laws limiting our ability to collect driver data, such legislation could have a material adverse effect on Metromile’s business, financial condition or results of operations.
Some state regulators have expressed interest in the use of external data sources, algorithms and/or predictive models in insurance underwriting or rating. Specifically, regulators have raised questions about the potential for unfair discrimination, disparate impact, and lack of transparency associated with the use of external consumer data. A determination by federal or state regulators that the data points Metromile collects and the process Metromile uses for collecting this data unfairly discriminates against a protected class of people could subject it to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect its business, financial condition, results of operations and prospects. Although Metromile has implemented policies and procedures into its business operations that Metromile feels are appropriately calibrated to its machine learning and automation-driven operations, these policies and procedures may prove inadequate to manage its use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.
In addition, the National Association of Insurance Commissioners (“NAIC”), announced on July 23, 2020 the formation of a new Race and Insurance Special Committee (the “Special Committee”). The Special Committee is tasked with analyzing the level of diversity and inclusion within the insurance sector, identifying current practices in the insurance industry that disadvantage minorities and making recommendations to increase diversity and inclusion within the insurance sector and address practices that disadvantage minorities. The Special Committee may look into strengthening the unfair discrimination laws, such as prohibiting the use of credit scores in the underwriting of auto insurance. Any new unfair discrimination legislation that would prohibit us from using data that Metromile currently uses or plans to use in the future to underwrite insurance could negatively impact its business.
Regulators may also require it to disclose the external data Metromile uses, algorithms and/or predictive matters prior to approving its underwriting models and rates. Such disclosures could put its intellectual property at risk.
Additionally, existing laws, such as the California Consumer Privacy Act (the “CCPA”), future and recently adopted laws, such as the California Privacy Rights Act (the “CRPA”), and evolving attitudes about privacy protection may impair its ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our algorithms. If such laws or regulations were enacted federally or in a large number of states in which Metromile operates, it could impact the integrity and quality of its pricing and underwriting processes.
Metromile depends on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to its website and its mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if its relationship with them deteriorates or terminates, or due to other factors beyond its control, Metromile may be unable to attract new customers rapidly and cost-effectively, which would adversely affect its business and results of operations.
Its success depends on its ability to attract consumers to its website and its mobile app and convert them into customers in a rapid and cost-effective manner. Metromile depends in large part on search engines, social media platforms, digital app stores, content-based online advertising and other online sources for traffic to its website and its mobile app, which are material sources for new consumers.
With respect to search engines, Metromile is included in search results as a result of both paid search listings, where Metromile purchases specific search terms that result in the inclusion of its advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which Metromile relies for purchased listings modifies or terminates its relationship with us, its expenses could rise if Metromile is required to pay a higher price for such listings or if the alternatives Metromile finds are more expensive, or Metromile could lose consumers and traffic to its website could decrease, any of which could have a material adverse effect on its business, results of operations and financial condition. For free search listings, if search engines on which Metromile relies for algorithmic listings modify their algorithms, its websites may appear less prominently or not at all in search results, which could result in reduced traffic to its websites, as a result of which Metromile might attract fewer new customers.
Metromile’s ability to maintain or increase the number of consumers who purchase its products after being directed to its website or its mobile app from other digital platforms depends on many factors that are not within its control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which Metromile relies for traffic to its website and its mobile app were to modify its general methodology for how it displays its advertisements or keyword search results, resulting in fewer consumers clicking through to its website and its mobile app, its business and operating results are likely to suffer. In addition, if its online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, its business and operating results could suffer.
Additionally, changes in regulations could limit the ability of search engines and social media platforms, including but not limited to Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating its advertisements to its target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (“DASHBOARD”) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, Metromile may incur additional marketing expenses or be required to allocate a larger portion of its marketing spend to other channels and its business and operating results could be adversely affected. Similarly, changes to regulations applicable to the insurance brokerage and distribution business may limit its ability to rely on key distribution platforms, if the third-party distribution platforms are unable to continue to distribute its insurance products without an insurance producer license pursuant to applicable insurance law and regulations.
The marketing of its insurance products depends on its ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with digital app stores, in particular, those operated by Google and Apple. As Metromile grows, it may struggle to maintain cost-effective marketing strategies, and our customer acquisition costs could rise substantially. Furthermore, because many of its customers access our insurance products through a mobile app, Metromile depends on the Apple App Store and the Google Play Store to distribute its mobile app.
Operating system platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts Metromile’s ability to distribute its mobile app, collect data through it, and market its products.
Metromile is subject to the terms of service and policies governing the operating system platforms on which its mobile app runs and the application stores through which Metromile distributes its mobile app, such as those operated by Apple and Google. These terms of service and policies govern the distribution, operation and promotion of applications on such platforms and stores. These platforms and stores have broad discretion to change and interpret their terms of service and policies in a manner that may adversely affect its business. For example, an operating system platform or application store may increase fees associated with access to it, restrict the collection of data through mobile apps that run on those platforms, restrict how that data is used and shared, and limit how mobile app publishers advertise online.
Metromile relies on telematics to collect data points from an OBD-II device in customers’ vehicles. This data is used to accurately bill the miles they have driven, evaluate pricing and underwriting risks, manage claims and customer support, and improve business processes. Limitations on its ability to collect, use or share telematics and other data derived from the OBD-II device, as well as new technologies that block its ability to collect, use or share such data, could significantly diminish the value of its platform and have an adverse effect on its ability to generate revenue. Limitations or blockages on its ability to collect, use or share data derived from use of its mobile app may also restrict its ability to analyze such data to facilitate its product improvement, research and development and advertising activities. For example, in June 2020, Apple announced plans to require applications using its mobile operating systems to obtain an end-user’s permission to track them or access their device’s advertising identifier for advertising and advertising measurement purposes, as well as other restrictions that could adversely affect Metromile’s business.
If Metromile was to violate, or be perceived to have violated, the terms of service or policies of an operating system platform or application store, the provider may limit or block our access to it. It is possible that an operating system platform or application store might limit, eliminate or otherwise interfere with the distribution of our mobile app, the features Metromile provides and the manner in which Metromile markets its mobile app, or give preferential treatment on their platforms or stores to a competitor. To the extent either or both of them do so, its business, results of operations and financial condition could be adversely affected.

Furthermore, one of the factors Metromile uses to evaluate its customer satisfaction and market position is our Apple App Store ratings. This rating, however, may not be a reliable indicator of its customer satisfaction relative to other companies who are rated on the Apple App Store since, to date, Metromile has received a fraction of the number of reviews of some of the companies Metromile benchmarks against, and thus its number of positive reviews may not be as meaningful.
Metromile’s expansion within the United States will subject us to additional costs and risks, and its plans may not be successful.
Metromile’s success depends in significant part on its ability to expand into additional markets in the United States and abroad. Metromile is currently licensed in the District of Columbia and 49 states of the United States, with licenses active in 46 states and the District of Columbia, and write business in eight of those states. Metromile plans to have a presence in almost all states by 2022 but cannot guarantee that Metromile will be able to provide nationwide coverage on that timeline or at all. Moreover, one or more states could revoke its license to operate, or implement additional regulatory hurdles that could preclude or inhibit its ability to obtain or maintain its license in such states. As Metromile seeks to expand in the United States, Metromile may incur significant operating expenses, although its expansion may not be successful for a variety of reasons, including because of:
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barriers to obtaining the required government approvals, licenses or other authorizations;

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failures in identifying and entering into joint ventures with strategic partners, both domestically and internationally, or entering into joint ventures that do not produce the desired results;

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challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax, claims handling, and local regulatory restrictions;

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difficulty in recruiting and retaining licensed, talented and capable employees;

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competition from local incumbents that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

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differing demand dynamics, which may make its product offerings less successful; or

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currency exchange restrictions or costs and exchange rate fluctuations, or significant increases to import tariffs.

Expansion into new markets in the United States will also require additional investments by Metromile both in marketing and with respect to securing applicable regulatory approvals. These incremental costs may result from hiring additional personnel, from engaging third-party service providers and from incurring other research and development costs. If Metromile invests substantial time and resources to expand its operations while its revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if Metromile is unable to manage these risks effectively, its business, results of operations and financial condition could be adversely affected. If Metromile fails to grow its geographic footprint or geographic growth occurs at a slower rate than expected, its business, results of operations and financial condition could be materially and adversely affected.
Metromile’s technology platform may not operate properly or as Metromile expects it to operate.
Metromile utilizes its technology platform to gather customer data in order to determine whether or not to write and how to price its insurance products. Similarly, Metromile uses its technology platform to process many of its claims. Its technology platform is expensive and complex, its continuous development, maintenance and operation may entail unforeseen difficulties including material performance problems or undetected defects or errors. Metromile may encounter technical obstacles, and it is possible that Metromile may discover additional problems that prevent its technology from operating properly. If its platform does not function reliably, Metromile may incorrectly select its customers, bill its customers, price insurance products or incorrectly pay or deny insurance claims made by its customers. These errors could result in inadequate insurance premiums paid relative to claims made, resulting in increased financial losses. These errors could also cause customer dissatisfaction with Metromile, which could cause customers to cancel or fail to renew their insurance policies with it or make it less likely that prospective customers obtain new insurance policies from it. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject it to legal or regulatory liability and harm its brand and reputation. Any of these eventualities could result in a material adverse effect on its business, results of operations and financial condition.
Metromile depends on third-party technology providers to support its telematics data acquisition.
Metromile utilizes telematics technology to gather data that Metromile uses to underwrite insurance policies, bill customers, and manage claims and customer service. Its telematics hardware is designed and manufactured and telematics data services are provided to it by third parties. These companies may fail to provide it accurate or complete data due to technical or operating failures, their hardware may have errors that inaccurately collect or represent driver behavior, car location, or other sensor data, or they may go stop offering their services to it. If Metromile is delivered inaccurate or no data due to these failures, Metromile may overpay claims, underbill customers, or create customer dissatisfaction that causes customers to cancel their insurance policies with it. Any of these eventualities could result in a material adverse effect on its business, results of operations and financial condition.
Regulatory changes may limit its ability to develop or implement its telematics-based pricing model and/or may eliminate or restrict the confidentiality of its proprietary technology.
Its future success depends on its ability to continue to develop and implement its telematics-based pricing model, and to maintain the confidentiality of its proprietary technology. Changes to existing laws, their interpretation or implementation, or new laws could impede its use of this technology, or require that Metromile discloses its proprietary technology to its competitors, which could negatively impact its competitive position and result in a material adverse effect on its business, results of operations, and financial condition. For example, the November 2020 ballot measure in California, which was formally adopted, will enact the CPRA, which mandates issuance of regulations providing California residents with the right to information about the logic of certain algorithmic decisions about them and the right to opt-out of such decisions. Such regulations, and similar laws that could be enacted in other states, could require disclosure of its proprietary technology, limit the effectiveness of its products and reduce demand for them.
Metromile’s brand may not become as widely known or accepted as incumbents’ brands or the brand may become tarnished.
Many of its competitors have brands that are well-recognized. As a relatively new entrant into the insurance market, Metromile has spent, and expect that Metromile will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building its reputation. Metromile may not be able to build brand awareness to levels matching its competitors, and its efforts at building, maintaining and enhancing its reputation could fail and/or may not be cost-effective. Complaints or negative publicity about its business practices, its marketing and advertising campaigns (including marketing affiliations or partnerships), its compliance with applicable laws, the integrity of the data that Metromile provides to consumers or business partners, data privacy and security issues, and other aspects of its business, whether real or perceived, could diminish confidence in its brand, which could adversely affect its reputation and business. As Metromile expands its product offerings and enter new markets, Metromile will need to establish its reputation with new customers, and to the extent Metromile is not successful in creating positive impressions, its business in these newer markets could be adversely affected. While Metromile may choose to engage in a broader marketing campaign to further promote its brand, this effort may not be successful or cost effective. If Metromile is unable to maintain or enhance its reputation or enhance consumer awareness of its brand in a cost-effective manner, its business, results of operations and financial condition could be materially adversely affected.
Metromile may not continue to grow at historical rates or achieve or maintain profitability in the future.
Metromile’s limited operating history may make it difficult to evaluate its current business and its future prospects. While its revenue has grown in recent periods, this growth rate may not be sustainable and should not be considered indicative of future performance, and Metromile may not realize sufficient revenue to achieve or maintain profitability. As Metromile grows its business, Metromile expects its revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for its service, increasing competition, a decrease in the growth of its overall market, and its failure to capitalize on growth opportunities or the maturation of its business. Metromile has incurred net losses on an annual basis since its inception, and may incur significant losses in the future for a number of reasons, including insufficient growth in the number of customers, a failure to retain its existing customers, and increasing competition, as well as other risks described in these Risk Factors, and Metromile may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. Metromile expects to continue to make investments in the development and expansion of its business, which may not result in increased or sufficient revenue or growth, as a result of which Metromile may not be able to achieve or maintain profitability.
Metromile relies on highly skilled and experienced personnel and if Metromile is unable to attract, retain or motivate key personnel or hire qualified personnel, its business may be seriously harmed. In addition, the loss of key senior management personnel could harm its business and future prospects.
Its performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Its future success depends on its continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if Metromile are unable to hire and train a sufficient number of qualified employees for any reason, Metromile may not be able to maintain or implement its current initiatives or grow, or its business may contract and Metromile may lose market share. Moreover, certain of its competitors or other insurance or technology businesses may seek to hire its employees. Metromile cannot assure you that its equity incentives and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of its Common Stock does not increase or declines. If Metromile does not succeed in attracting, retaining and motivating highly qualified personnel, its business may be seriously harmed.
Metromile depends on its senior management, including Dan Preston, its Chief Executive Officer, as well as other key personnel. Metromile may not be able to retain the services of any of its senior management or other key personnel, as their employment is at-will and they could leave at any time. If Metromile loses the services of one or more of its senior management and other key personnel, including as a result of the COVID-19 pandemic, Metromile may not be able to successfully manage its business, meet competitive challenges or achieve its growth objectives. Further, to the extent that its business grows, Metromile will need to attract and retain additional qualified management personnel in a timely manner, and Metromile may not be able to do so. Its future success depends on its continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of its organization.
New legislation or legal requirements may affect how Metromile communicates with its customers, which could have a material adverse effect on its business model, financial condition, and results of operations.
State and federal lawmakers, insurance regulators, and advisory groups such as the NAIC are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease Metromile’s revenues and earnings and may require it to change the manner in which Metromile conducts some aspects of its business. Metromile may also be required to disclose its proprietary software to regulators, putting its intellectual property at risk, in order to receive regulatory approval to use such artificial intelligence in the underwriting of insurance and/or the payment of claims. In addition, its business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. For example, a California law, effective as of July 2019, makes it unlawful for any person to use a bot to communicate with a person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. Although Metromile has taken steps to mitigate its liability for violations of this and other laws restricting the use of electronic communication tools, no assurance can be given that Metromile will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which Metromile communicates with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in its customer acquisition and retention, reducing the growth prospects of its business, and adversely affecting its financial condition and future cash flows.
Severe weather events and other catastrophes, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on Metromile’s financial results and financial condition.
Metromile’s business may be exposed to catastrophic events such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, as well as non-natural events such as explosions, riots, terrorism, or war, which could cause operating results to vary significantly from one period to the next. Metromile may incur catastrophe losses in its business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) current reinsurance coverage limits, or (4) loss estimates from external tornado, hail, hurricane and earthquake models at various levels of probability. In addition, Metromile is subject to customer insurance claims arising from weather events such as winter storms, rain, hail and high winds.
The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of customer insurance claims when severe weather conditions occur. The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase Metromile’s costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair its ability to limit our liability under its policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause its liquidity and financial condition to deteriorate. Given its current state mix and performance of our book, Metromile does not currently carry event reinsurance coverage for severe weather events. In addition, reinsurance placed in the market also carries some counterparty credit risk.
Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of insurance, as well as the value of its investment portfolio. Due to significant variability associated with future changing climate conditions, Metromile is unable to predict the impact climate change will have on its business.
Denial of claims or Metromile’s failure to accurately and timely pay claims could materially and adversely affect its business, financial condition, results of operations, brand and prospects.
Under the terms of its policies, Metromile is required to accurately and timely evaluate and pay claims. Its ability to do so depends on a number of factors, including the efficacy of its claims processing, the training and experience of its claims adjusters, including its third-party claims administrators, and its ability to develop or select and implement appropriate procedures and systems to support its claims functions. Metromile believes that the speed at which its technology-based claims processing platform allows it to process and pay claims is a differentiating factor for its business relative to its competitors, and an increase in the average time to process claims could lead to customer dissatisfaction and undermine its reputation and position in the insurance marketplace. If its claims adjusters or third-party claims administrators are unable to effectively process its volume of claims, its ability to grow its business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect its operating margins. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or other legal proceedings and litigation against it, or result in damage to its reputation, any one of which could materially and adversely affect its business, financial condition, results of operations, brand and prospects.

Unexpected increases in the frequency or severity of claims may adversely affect Metromile’s results of operations and financial condition.
Metromile’s business may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. Changes in claim frequency may result from changes in mix of business, miles driven, distracted driving, macroeconomic or other factors. A significant increase in claim frequency could have an adverse effect on its results of operations and financial condition.
Changes in bodily injury claim severity are impacted by inflation in medical costs, litigation trends and precedents, regulation and the overall safety of automobile travel. Changes in auto property damage claim severity are driven primarily by inflation in the cost to repair vehicles, including parts and labor rates, the mix of vehicles that are declared total losses, model year mix as well as used car values. While actuarial models for pricing and reserving typically include an expected level of inflation, unanticipated increases in claim severity can arise from events that are inherently difficult to predict. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.
Failure to maintain Metromile’s risk-based capital at the required levels could adversely affect its ability to maintain regulatory authority to conduct its business.
Metromile is required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support its business operations and minimize its risk of insolvency. The NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. It identifies insurers that may be inadequately capitalized by looking at certain risk factors, including asset risk, credit risk and underwriting risk with respect to the insurer’s business in order to determine an insurer’s authorized control level risk-based capital. An insurer’s risk-based capital ratio measures the relationship between its total adjusted capital and its authorized control level risk-based capital.
Insurers with a ratio falling below certain calculated thresholds may be subject to varying degrees of regulatory action, including heightened supervision, examination, rehabilitation or liquidation. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. Lower percentages trigger increasingly severe regulatory responses. In the event of a mandatory control level event (triggered when an insurer’s total adjusted capital falls below 70% of its authorized control level risk-based capital), an insurer’s primary regulator is required to take steps to place the insurer into receivership. As part of its regulatory review and approval of this transaction, the Delaware Department of Insurance required us to enter into a Capital Maintenance Agreement (the “CMA”). The CMA requires Metromile, if the transaction closes, to ensure that the regulated insurance subsidiary, Metromile Insurance Company, will have and maintain total adjusted capital in an amount equal to at least 300% of the insurance company’s authorized control level risk based capital from the close of the transaction until a date to be determined by the regulator in mid-2025. Being required to maintain capital levels above the statutory requirement could put constraints on our ability to deploy capital to which Metromile’s competitors are not subject.
In addition, the NAIC Insurance Regulatory Information System (the “IRIS”), is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. If its ratios fall outside of the usual range for one or more ratios set forth by the IRIS for any number of reasons, it could subject Metromile to heightened regulatory scrutiny or measures, or create investor uncertainty around the stability of its financial condition, which could harm its business.
Further, the NAIC has promulgated a Model Regulation to Define Standards and Commissioner’s Authority for Companies Deemed to be in Hazardous Financial Condition (the “Hazardous Financial

Condition Standards”), which has been adopted by many states in whole or part. If its financial condition is deemed by state insurance regulators to meet the Hazardous Financial Conditions Standards, it could subject us to heightened regulatory scrutiny or measures, or create uncertainty around the stability of its financial condition, which could harm its business. As a relatively new entrant to the insurance industry, Metromile may face additional capital and surplus requirements as compared to those of its larger and more established competitors. Failure to maintain adequate risk-based capital at the levels required by law and/or the Delaware Department of Insurance as described above could result in increasingly onerous reporting and examination requirements and could adversely affect its ability to maintain regulatory authority to conduct its business.
Security incidents, or real or perceived errors, failures or bugs in Metromile’s systems, website or app could impair its operations, compromise its confidential information or its customers’ personal information, damage its reputation and brand, and harm its business and operating results.
Metromile’s continued success depends on its systems, applications, and software continuing to operate and to meet the changing needs of its customers and users. Metromile relies on its technology and engineering staff and vendors to successfully implement changes to and maintain its systems and services in an efficient and secure manner. Like all information systems and technology, its website and mobile app may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload its servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of its computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or mobile app shutdowns.
Operating its business and products involves the collection, storage, use and transmission of sensitive, proprietary and confidential information, including personal information, pertaining to its current, prospective and past customers, staff, contractors, and business partners. The security measures Metromile takes to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. For example, attempts to fraudulently induce its personnel into disclosing usernames, passwords or other information that can be used to access its systems and the information in them have increased and could be successful. Its security measures could also be compromised by its personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which Metromile relies. Such incidents have in the past resulted in unauthorized access to certain personal information, and may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that Metromile handles. These incidents may remain undetected for extended periods of time.
Metromile relies on third-party service providers to provide critical services that help it deliver its solutions and operate its business. These providers may support or operate critical business systems for it or store or process the same sensitive, proprietary and confidential information that Metromile handles. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for it or the information they process on its behalf. Such occurrences could adversely affect its business to the same degree as if Metromile had experienced these occurrences directly and Metromile may not have recourse to the responsible third-party service providers for the resulting liability Metromile incurs.
Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, Metromile may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While Metromile has developed systems and processes designed to protect the integrity, confidentiality and security of its and its customers’ confidential and personal information under its control, Metromile cannot assure you that any security measures that Metromile or its third-party service providers have implemented will be effective against current or future security threats.
A security breach or other security incident of Metromile’s systems, data, website or app has occurred in the past, and may occur in the future. For example, in January 2021, Metromile discovered a security incident related to its online pre-filled quote form and application process, which resulted in unknown person(s) accessing personal information of certain individuals, including individuals’ driver’s license numbers. An actual security breach or incident, a material vulnerability, or the perception that one has occurred or exists, could result in a loss of customer confidence in the security of its platform and damage to its reputation and brand; reduce demand for its insurance products; disrupt normal business operations; require it to expend significant capital and resources to investigate and remedy the incident, and prevent recurrence and comply with any breach notification obligations; and subject it to litigation (including class actions), regulatory enforcement action, fines, penalties, and other liability, which could adversely affect its business, financial condition and results of operations.
Even if Metromile takes steps that Metromile believes are adequate to protect it from cyber threats, hacking against its competitors or other companies in its industry could create the perception among its customers or potential customers that its digital platform is not safe to use. Security incidents could also damage our IT systems and its ability to make the financial reports and other public disclosures required of public companies. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.
Metromile may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.
If Metromile fails to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent policy acquisitions or claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, its business could be materially adversely impacted. While Metromile believes past incidents of fraudulent activity have been relatively isolated, Metromile cannot be certain that its systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. Metromile uses a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.
Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on its business and reputation. In addition, failure to monitor and detect fraud and otherwise comply with state Special Investigation Unit requirements can result in regulatory fines or penalties.
Metromile is subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security. Its actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or adversely affect its business.
In the United States, insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow them to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.
Privacy and data security regulation in the U.S. is rapidly evolving. For example, California recently enacted the CCPA, which became effective January 1, 2020. The CCPA and related regulations give California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing its compliance costs and potential liability, the CCPA’s restrictions on “sales” of personal information may restrict Metromile’s use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act, the Fair Credit Reporting Act (the “California Financial Information Privacy Act”) from the CCPA’s scope, but the CCPA’s definition of “personal information” is broad and may encompass other information that Metromile maintains. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. There is also discussion in Congress of new comprehensive federal data protection and privacy law to which Metromile likely would be subject if it is enacted.
In addition, California voters approved the November 2020 ballot measure which will enact the CPRA, substantially expanding the requirements of the CCPA. As of January 1, 2023, the CPRA will give consumers the ability to limit use of precise geolocation information and other categories of information classified as “sensitive”; add e-mail addresses and passwords to the list of personal information that, if lost or breached, would give the affected consumers the right to bring private lawsuits; increase the maximum penalties threefold for violations concerning consumers under age 16; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The effects of the CCPA, CPRA and other similar state or federal laws are potentially significant and may require it to modify its data processing practices and policies, incur substantial compliance costs and subject it to increased potential liability.
In addition to privacy and data security requirements under applicable laws, Metromile is subject to the Payment Card Industry Data Security Standard (“PCI DSS”), a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If Metromile or its payment processors fail to comply with the PCI DSS, Metromile may incur significant fines or liability and lose access to major payment card systems. Industry groups may in the future adopt additional self-regulatory standards by which Metromile is legally or contractually bound. If Metromile expands into Europe, Metromile may also face particular privacy, data security, and data protection risks in connection with requirements of the General Data Protection Regulation (E.U.) 2016/679 (“GDPR”) and other data protection regulations. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit its ability to deliver its products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require it to change the way Metromile processes data.
Additionally, Metromile is subject to the terms of its privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to its customers and other third parties. Any failure or perceived failure by it or third parties Metromile works with to comply with these policies, disclosures, and obligations to customers or other third parties, or privacy or data security laws may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigation or public statements against Metromile by consumer advocacy groups or others, and could cause customers to lose trust in it, all of which could be costly and have an adverse effect on its business.
Metromile relies on its mobile application to execute its business strategy. Government regulation of the internet and the use of mobile applications in particular is evolving, and unfavorable changes could seriously harm its business.
Metromile relies on its mobile application to execute its business strategy. Metromile is subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and the use of mobile applications in particular. Existing and future laws and regulations may impede the growth of the internet or other online services, and increase the cost of providing online services. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, electronic signatures and consents, consumer protection and social media marketing. It is at times not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet and the use of mobile applications in particular, as the vast majority of these laws were adopted prior to the advent of the internet and the use of mobile applications and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet and the use of mobile applications in particular, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Metromile cannot be sure that its practices have complied, currently comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by it to comply with any of these laws or regulations could result in damage to its reputation, a loss in business and proceedings or actions against it by governmental entities or others. Any such proceeding or action could hurt its reputation, force it to spend significant amounts in defense of these proceedings, distract its management, increase its costs of doing business and decrease the use of its mobile application or website by consumers and suppliers and may result in the imposition of monetary liability. Metromile may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.
Metromile’s intellectual property rights are valuable, and any inability to protect them could reduce the value of its products, services and brand.
Metromile’s trade secrets, trademarks, copyrights, patents, and other intellectual property rights are important assets for us. Metromile relies on, and expects to continue to rely on, various agreements with its employees, independent contractors, consultants and third parties with whom Metromile has relationships, as well as trademark, trade dress, domain name, copyright, patent, and trade secret laws, to protect its brand and other intellectual property rights. Such agreements may not effectively prevent unauthorized use or disclosure of its confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of its confidential information, intellectual property or technology, and Metromile may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside its control pose a threat to its intellectual property rights, as well as to its products, services and technologies. For example, Metromile may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which its products and services are available. Also, the efforts Metromile has taken to protect its intellectual property rights may not be sufficient or effective in all cases. For example, governmental entities that grant intellectual property rights may deny its applications for such rights despite its best efforts.
Additionally, granted intellectual property rights are subject to challenge. Successful challenges may result in such rights being narrowed in scope or declared invalid or unenforceable. Despite its efforts to obtain and protect broad intellectual property rights, there can be no assurance Metromile’s intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with its business, and unauthorized parties may attempt to copy aspects of its technology and use information that Metromile considers proprietary. Competitors or other third parties may also attempt to circumvent or design around its intellectual property rights.
In addition to registered intellectual property rights such as trademark registrations, Metromile relies on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that Metromile endeavors to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures Metromile undertakes to establish and maintain such trade secret protection may be inadequate. In order to protect its proprietary information and technology, Metromile relies in part on agreements with its employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. In some cases, these agreements may not adequately protect its trade secrets, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to its competitors, which could cause it to lose a competitive advantage resulting from this intellectual property. However, its employees, independent contractors or other third parties with whom Metromile does business may nonetheless use intellectual property owned by others in their work for it, and disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require it to disclose certain proprietary information or technology, such as its proprietary algorithms, to regulators or other third parties, including its competitors, which could impair or result in the loss of trade secret protection for such information or technology. The loss of trade secret protection could make it easier for third parties to compete with Metromile’s products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise its ability to enforce its trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights, and failure to obtain or maintain protection of its trade secrets or other proprietary information could harm its business, results of operations and competitive position.
Metromile has filed, and may continue in the future to file, applications to protect certain of its innovations and intellectual property. Metromile does not know whether any of its applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require it to narrow its claims or otherwise limit the scope of such intellectual property. In addition, Metromile may not receive competitive advantages from the rights granted under its intellectual property. Its existing intellectual property, and any intellectual property granted to it or that Metromile otherwise acquires in the future, may be contested, circumvented or invalidated, and Metromile may not be able to prevent third parties from infringing its intellectual property rights. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing its inventions to the public, such disclosure may facilitate its competitors developing improvements to its innovations. Given this risk, Metromile may sometimes choose not to seek patent protection for certain innovations and instead rely on trade secret protection. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact its business.
Metromile currently holds various domain names relating to its brand, including Metromile.com. Failure to protect its domain names could adversely affect its reputation and brand and make it more difficult for users to find its website and its mobile app. Metromile may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.
Metromile may be required to spend significant resources in order to monitor and protect its intellectual property rights, and some violations may be difficult or impossible to detect. For example, infringement of patent rights related to internal software processes may be difficult to detect. Litigation to protect and enforce its intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of its intellectual property. Its efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights or asserting that Metromile infringes third-party intellectual property rights. The unauthorized copying or use of its proprietary technology, as well as any costly litigation or diversion of its management’s attention and resources, could impair the functionality of its platform, delay introductions of enhancements to its platform, result in its substituting inferior or more costly technologies into its platform or harm its reputation or brand. In addition, Metromile may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect its ability to compete.
Although Metromile takes measures to protect its intellectual property, if Metromile is unable to prevent the unauthorized use or exploitation of its intellectual property, the value of is brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic its service and methods of operations, the perception of its business and service to customers and potential customers may become confused, and its ability to attract customers may be adversely affected. Any failure to protect its intellectual property could adversely impact its business, results of operations and financial condition. While Metromile takes precautions designed to protect its intellectual property, it may still be possible for competitors and other unauthorized third parties to copy its technology and use its proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect its competitive position in its rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of its technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While Metromile enters into confidentiality and invention assignment agreements with its employees and consultants and enter into confidentiality agreements with its third-party providers and strategic partners, Metromile cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, its products and proprietary information. Further, these agreements do not prevent its competitors from independently developing technologies that are substantially equivalent or superior to its offerings.
Some of Metromile’s products and services contain open source software, which may pose particular risks to its proprietary software, products, and services in a manner that could have a negative effect on its business.
Metromile uses open source software in its products and services and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and Metromile may be subject to such terms. The terms of certain open source licenses to which Metromile is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on its ability to provide or distribute its products or services. Additionally, Metromile could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that Metromile develops using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require it to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until Metromile can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require it to expend significant additional research and development resources, and Metromile may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. Metromile has established processes to help alleviate these risks, including a review process for screening requests from its development teams for the use of open source software, but Metromile cannot be sure that all of its use of open source software is in a manner that is consistent with its current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on its business, financial condition and operating results.
Claims by others that Metromile infringes or has infringed their proprietary technology or other intellectual property rights could harm its business.
Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As Metromile gains an increasingly high public profile, the possibility of intellectual property rights claims against it grows. From time to time, third parties may assert claims of infringement of intellectual property rights against it. Although Metromile may have meritorious defenses, there can be no assurance that Metromile will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to Metromile. Its competitors and others may now and in the future have significantly larger and more mature patent portfolios than it. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom its own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause it to incur substantial costs defending against the claim, could distract its management from its business and could require it to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, Metromile risks compromising its confidential information during this type of litigation. Metromile may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against it, Metromile may be subject to an injunction or other restrictions that prevent it from using or distributing our intellectual property, or from operating under its brand, or Metromile may agree to a settlement that prevents it from distributing its offerings or a portion thereof, which could adversely affect its business, results of operations and financial condition.
With respect to any intellectual property rights claim, Metromile may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available, or if available, may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore its competitors may have access to the same technology licensed to it. If a third party does not offer it a license to its intellectual property on reasonable terms, or at all, Metromile may be required to develop alternative, non-infringing technology, which could require significant time (during which Metromile would be unable to continue to offer its affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect its business, results of operations and financial condition. 59
Metromile may be subject to compliance obligations arising from medical information privacy regulations.
By processing certain personal injury data on behalf of its clients, Metromile may be subject to compliance obligations under privacy and data security-related laws specific to the protection of healthcare or medical information. Although Metromile may be subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”) and comparable state laws, Metromile does not have a process in place to assess or align its privacy and security practices specifically against requirements for protecting medical information.
Metromile may be unable to prevent or address the misappropriation of its data.
From time to time, third parties may misappropriate Metromile’s data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or mobile apps may misappropriate data and attempt to imitate its brand or the functionality of its website or its mobile app. If Metromile becomes aware of such websites or mobile apps, Metromile intends to employ technological or legal measures in an attempt to halt their operations. However, Metromile may be unable to detect all such websites or mobile apps in a timely manner and, even if Metromile could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites or mobile apps operating outside of the U.S., its available remedies may not be adequate to protect it against the effect of the operation of such websites or mobile apps. Regardless of whether Metromile can successfully enforce its rights against the operators of these websites or mobile apps, any measures that Metromile may take could require it to expend significant financial or other resources, which could harm its business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, its brand and business could be harmed.
If Metromile’s customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, Metromile could face claims that could harm our business, results of operations and financial condition.
Although Metromile aims to provide adequate and appropriate coverage under each of its policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in its responsibilities to provide them with the type or amount of coverage that they sought to purchase, Metromile could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on its business, results of operations and financial condition. While Metromile maintains errors and omissions insurance coverage to protect it against such liability, such coverage may be insufficient or inadequate.
If Metromile is unable to underwrite risks accurately or charge competitive yet profitable rates to its customers, its business, results of operations and financial condition will be adversely affected.
In general, the premiums for its insurance policies are established at the time a policy is issued and, therefore, before all of its underlying costs are known. The accuracy of its pricing depends on its ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, Metromile relies on estimates and assumptions in setting its premium rates. Metromile also utilizes the data that Metromile gathers through its interactions with its customers, as evaluated and curated by its technology-based pricing platform.
Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, LAE, and other costs. If Metromile does not accurately assess the risks that Metromile underwrites, the premiums that Metromile charges may not be adequate to cover its losses and expenses, which would adversely affect its results of operations and its profitability. Moreover, if Metromile determines that its prices are too low, insurance regulations may preclude us from being able to cancel insurance contracts, non-renew customers, or raise premiums. Alternatively, Metromile could set its premiums too high, which could reduce its competitiveness and lead to fewer customers and lower revenues, which could have a material adverse effect on its business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of its products in multiple risk tiers and many different markets. In order to accurately price its policies, Metromile must:
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collect and properly analyze a substantial volume of data from its customers;

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develop, test and apply appropriate actuarial projections and rating formulas;

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review and evaluate competitive product offerings and pricing dynamics;

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closely monitor and timely recognize changes in trends;

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project both frequency and severity of its customers’ losses with reasonable accuracy; and

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in many states obtain regulatory approval for these processes and the resulting rates.

There are no assurances that Metromile will have success in implementing its pricing methodology accurately in accordance with our assumptions. Its ability to accurately price its policies is subject to a number of risks and uncertainties, including:
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insufficient or unreliable data;

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incorrect or incomplete analysis of available data;

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uncertainties generally inherent in estimates and assumptions;

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our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

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incorrect or incomplete analysis of the competitive environment;

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regulatory constraints on rate increases or the use of certain types of data; and

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its failure to accurately estimate investment yields and the duration of its liability for loss and loss adjustment expenses, as well as unanticipated court decisions, legislation or regulatory action.

To address the potential inadequacy of its current business model, Metromile may be compelled to increase the amount allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and renewals and, as a result, could have a material adverse effect on its business, results of operations and financial condition.
Metromile’s product development cycles are complex and subject to regulatory approval, and Metromile may incur significant expenses before we generate revenues, if any, from new products.
Because Metromile’s products are highly technical and require rigorous testing and regulatory approvals, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause it to experience delays between the time Metromile incurs expenses associated with research and development and the time Metromile generates revenues, if any, from such expenses. If Metromile expends a significant amount of resources on research and development and its efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect its business and results of operations. Additionally, anticipated customer demand for a product Metromile is developing could decrease after the development cycle has commenced. Such decreased customer demand may cause it to fall short of its sales targets, and Metromile may nonetheless be unable to avoid substantial costs associated with the product’s development. If Metromile is unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of its business may be harmed.
Litigation and legal proceedings filed by or against Metromile and its subsidiaries could have a material adverse effect on its business, results of operations and financial condition.
From time to time, Metromile is subject to allegations, and may be party to litigation and legal proceedings relating to its business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. Metromile expects that as its market share increases, competitors may pursue litigation to require it to change its business practices or offerings and limit its ability to compete effectively.
As is typical in the insurance industry, Metromile continually faces risks associated with litigation of various types arising in the normal course of its business operations, including disputes relating to insurance claims under its policies as well as other general commercial and corporate litigation. Although Metromile is not currently involved in any material litigation with its customers, members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because Metromile employs a technology platform to collect customer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that its methods of collecting data and pricing risk are impermissibly discriminatory. Metromile cannot predict with any certainty whether Metromile will be involved in such litigation in the future or what impact such litigation would have on its business. If Metromile was to be involved in litigation and it was determined adversely, it could require it to pay significant damages or to change aspects of its operations, either of which could have a material adverse effect on its financial results. Even claims without merit can be time-consuming and costly to defend, and may divert management’s attention and resources away from its business and adversely affect its business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect its brand and reputation, regardless of whether such allegations have merit or whether it is liable. Metromile cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm its business and financial condition.
The utilization of Metromile’s net operating loss carryforwards may be limited.
As of December 31, 2020, Metromile had gross U.S. federal income tax net operating losses (“NOLs”), of approximately $279 million available to offset its future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise. Of its NOLs, $142 million of losses will begin to expire in 2031 through 2040 and $137 million of losses can be carried forward indefinitely.
As a result of the mergers, Lemonade generally will succeed to Metromile’s NOLs, but Lemonade may be unable to fully use such NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain stockholders or groups of stockholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. Metromile has experienced ownership changes in the past, and Metromile will experience an ownership change as a result of the mergers. In addition, Lemonade may experience an ownership change in the future as a result of subsequent shifts in its stock ownership, some of which may be outside of its control. Future regulatory changes could also limit its ability to utilize its NOLs. To the extent Metromile NOLs are not utilized to offset future taxable income, Lemonade’s net income and cash flows may be adversely affected. The Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. For U.S. federal NOLs arising in tax years beginning after December 31, 2017, with certain exceptions, including for insurance companies that are not life insurance companies, the Tax Act as modified by the CARES Act limits a taxpayer’s ability to utilize NOL carryforwards in taxable years beginning after December 31, 2020 to 80% of taxable income. In addition, U.S. federal NOLs arising in tax years beginning after December 31, 2017, with an exception for insurance companies that are not life insurance companies, can be carried forward indefinitely. For U.S. federal NOLs for insurance companies that are not life insurance companies subject to taxation under Part 2 of subchapter L of the Code, NOLs may be carried forward for 20 taxable years regardless of when they arise. The income of insurance companies that are not life insurance companies is generally not subject to a percentage limitation for offset by group NOLs. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOLs are expected to be utilized. The new limitation on use of NOLs may significantly impact Lemonade’s ability to utilize the Metromile NOLs to offset taxable income in the future. In addition, for state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023.
Metromile’s enterprise software business unit has limited operating history, which makes it difficult to forecast operating results from the business unit, and Metromile may not achieve the expected operating results in the future.
Metromile established the enterprise software business unit in 2018 and signed its first customer the same year. Since then, Metromile has seen a growth in revenue and deployments. However, as a result of its limited operating history, its ability to forecast future operating results from this business unit, including revenues, cash flows and profitability, is limited and subject to many uncertainties. The historical revenue growth in this business unit should not be considered indicative of its future performance.
Furthermore, the enterprise business unit’s revenue and customer growth could slow or decline for a number of reasons, including slowing demand for its products, increased competition, changes to technology, a decrease in growth in the overall market, or its failure, for any reason, to continue to take advantage of growth opportunities. Moreover, Metromile has encountered and will continue to encounter a number of risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this proxy statement/prospectus. If its assumptions regarding these risks and uncertainties are incorrect or change due to changes in its market, or if Metromile does not address these risks successfully, the enterprise business unit’s operating and financial results could differ materially from its expectations and this business unit could suffer.
Metromile’s enterprise software business has relied on, and is expected to continue to rely on, orders from a relatively small number of customers for a substantial portion of its revenue, and the loss of any of these customers would significantly harm its operating and financial results.
Its revenue is dependent on orders from customers in the property and casualty (“P&C”) insurance industry, which may be adversely affected by economic, environmental, social, and geo-political conditions. Metromile currently charges customers a license fee for its enterprise software that is proportional to the size of their business. This means Metromile can expect to make more revenue from one large-sized customer (as measured by the size of the customer’s business) than from several small-sized customers (as measured by the size of their business). Metromile currently relies on and expect to continue to rely on a relatively small number of large-sized customers to account for a majority of its revenue. As a result, if Metromile fails to successfully sell its products and services to one or more of these large-sized customers in any particular period or fail to identify additional potential large-sized customers, or such customers purchase fewer of its products or services, defer or cancel purchase orders for any reason, fail to renew their license or subscription agreements or otherwise terminate their relationship with it for any reason, the results of operations and financial condition of the enterprise business unit would be significantly harmed.
Metromile’s Metromile Enterprise business may cost more to operate than anticipated.
Metromile Enterprise has historically generated more cash than operating expenses due to prepaid revenue and service fees associated with signed deployments. As customer deployments increase, customers request new features, and upgrades and investments are required, Metromile may need to accelerate its spend meaningfully and this could adversely impact its operating income.
The market in which the enterprise software business operates is highly competitive, and if Metromile does not compete effectively, its business, its financial condition, and results of operations could be harmed.
The market in which its enterprise software business operates is rapidly evolving and highly competitive. As it continues to mature and evolve, existing competitors will continue to introduce new, innovative products, and new competitors will continue to enter, thereby further intensifying competition.

Metromile faces competition from a number of sources:
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Large, well-established, P&C software providers that have been selling into the P&C industry for quite some time seeking to introduce new features or launch product(s) that mimic the functionality of some of its product(s);

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Large, well-established, custom software development and professional services companies offering bespoke software that competes with some or all of its enterprise software products; and

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New or emerging entrants seeking to develop competing technology products.

Metromile competes based on a number of factors, including innovativeness of its products, demonstrable breadth of use cases, maturity of software, speed of deployment, total cost of ownership of its products, customer service and support, brand recognition of the core Metromile business and ease of implementation. Some of its competitors have substantially greater customer relationships, and financial, technical and other resources than Metromile does, and may be able to respond more effectively than it to new opportunities, technologies and customer needs. As a result, competition may negatively impact its ability to attract new customers or retain existing ones, or put downward pressure on its prices, any of which could materially harm its business, results of operations and financial condition.
Metromile’s enterprise software products expose it to liability associated with customer contracts and the use of their customers data.
Metromile Enterprise is a cloud-based subscription software solution provided to global P&C insurers. Through the deployment of this service, insurers may share or provide Metromile with customer data or aggregated data that reveals personally identifying information about the insurers’ customers. This data exposes it to material liability if it is publicly disclosed, copied, or used in an inadvertent way that violates the terms of its contract with its enterprise business unit’s customers, or their terms of service with their customers, or state or national laws.
Metromile may become subject to intellectual property disputes or other claims of infringement, which are costly and may subject it to significant liability and increased costs of doing business.
Metromile competes in a market where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against it. From time to time, third parties holding such intellectual property rights, including leading companies, competitors, patent holding companies and/or non-practicing entities, may assert patent, copyright, trademark or other intellectual property claims against it.
Although Metromile believes that its products and services do not infringe upon the intellectual property rights of third parties, Metromile cannot assure that third parties will not assert infringement or misappropriation claims against it with respect to current or future products or services, or that any such assertions will not require it to enter into royalty arrangements or result in costly litigation, or result in it being unable to use certain intellectual property. Metromile cannot assure that Metromile is not infringing or otherwise violating any third-party intellectual property rights.
Any intellectual property litigation to which Metromile becomes a party may require it to do one or more of the following:
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cease selling, licensing, or using products or features that incorporate the intellectual property rights that Metromile allegedly infringes, misappropriates, or violates;

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make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

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obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

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redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Any of these events or any adverse result in any litigation claims against us could have a material adverse effect on its business, financial condition, and results of operations.
A significant portion of Metromile’s future operating profit gains are expected to arise from the growth in its enterprise software revenue, which may not be realized.
Metromile’s Metromile Enterprise business is a new and growing business. While Metromile has several new customer deployments active or underway, there is no guarantee that these deployments will materially increase revenue if customers cancel their contracts, reduce their desired level of services, or new customers do not sign up for the services. Any of which could significantly harm its business, operating results and financial condition.
The insurance business, including the market for automobile, renters’ and homeowners’ insurance, is historically cyclical in nature, and Metromile may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect its business.
Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
Metromile cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair its ability to underwrite insurance at rates Metromile considers appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If Metromile cannot underwrite insurance at appropriate rates, its ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on Metromile’s business, results of operations and financial condition.
Reinsurance may be unavailable at current levels and prices, which may limit Metromile’s ability to underwrite new policies. Furthermore, reinsurance subjects it to counterparty risk and may not be adequate to protect it against losses, which could have a material effect on its results of operations and financial condition.
Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under one or more policies issued by the ceding insurer, in exchange for a premium. Metromile’s regulated insurance subsidiary, Metromile Insurance Company, obtains reinsurance to help manage its exposure to property and casualty insurance risks. Although its reinsurance counterparties are liable to it according to the terms of the reinsurance policies, it remains primarily liable to its policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of its regulated insurance subsidiary to pay all claims, and Metromile is subject to the risk that one or more of its reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that its losses are so large that they exceed the limits inherent in its reinsurance contracts, limiting recovery. Metromile is also subject to the risk that under applicable insurance laws and regulations Metromile may not be able to take credit for the reinsurance on its financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that Metromile has ceded to the reinsurer. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case Metromile may have no legal ability to recover what is due to it under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.
Market conditions beyond Metromile’s control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to it to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of its control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from weather and seismic events (like hurricanes or earthquakes) or terrorist attacks or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance it purchases. If Metromile was unable to maintain its current level of reinsurance or purchase new reinsurance protection in amounts that Metromile considers sufficient at acceptable prices, Metromile would have to either accept an increase in its catastrophe exposure, reduce its insurance underwritings, or develop or seek other alternatives.
The unavailability of acceptable reinsurance protection would have a materially adverse impact on its business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If Metromile is unable to obtain adequate reinsurance at reasonable rates, Metromile would have to increase its risk exposure or reduce the level of its underwriting commitments, each of which could have a material adverse effect upon its business volume and profitability. Alternatively, Metromile could elect to pay higher than anticipated rates for reinsurance coverage, which could have a material adverse effect upon its profitability unless policy premium rates could also be raised, in most cases subject to approval by state regulators, to offset this additional cost.
Reinsurance subjects Metromile to risks of its reinsurers and may not be adequate to protect it against losses arising from ceded insurance, which could have a material effect on its results of operations and financial condition.
The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, their affiliates, or certain regulatory bodies have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Any disruption, volatility and uncertainty in the financial reinsurance markets may decrease Metromile’s ability to access such markets on favorable terms or at all. In addition, Metromile is subject to the risk that one or more of its reinsurers will not honor its obligations, that the reinsurers will not pay in a timely fashion, or that its losses are so large that they exceed the limits inherent in its reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case Metromile may have no legal ability to recover what is due to it under its agreement with such reinsurer. In addition, any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. Metromile’s inability to collect a material recovery from a reinsurer could have a material effect on its results of operations and financial condition.
Metromile is subject to extensive regulation and potential further restrictive regulation may increase its operating costs and limit its growth.
Metromile is subject to extensive laws by the individual state insurance departments in the states in which Metromile transacts business. These laws are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, increased required reserves or capital and surplus, delays in implementing desired rate increases or business operations, and additional limits on its ability to grow or to achieve targeted profitability. Laws to which its licensed insurance carriers and producer subsidiaries are subject include, but are not limited to:
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prior approval of transactions resulting in a change of control;

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approval of policy forms and premiums;

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approval of intercompany service agreements;

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statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiary must maintain pursuant to applicable laws and the CMA entered into as required by the Delaware Department of Insurance described above;

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establishing minimum reserves that insurance carriers must hold to pay projected insurance claims;

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required participation by Metromile’s regulated insurance subsidiary in state guaranty funds;

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restrictions on the type and concentration of Metromile’s regulated insurance subsidiary’s investments;

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restrictions on the advertising and marketing of insurance;

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restrictions on the adjustment and settlement of insurance claims;

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restrictions on the use of rebates to induce a policyholder to purchase insurance;

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restrictions on the sale, solicitation and negotiation of insurance;

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restrictions on the sharing of insurance commissions and payment of referral fees;

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prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;

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restrictions on Metromile’s ability to use telematics to underwrite and price insurance policies, such as in California, its largest market, and other states in which Metromile operates or may operate in the future;

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restrictions on the ability of Metromile’s regulated insurance subsidiary to pay dividends to Metromile or enter into certain related party transactions without prior regulatory approval;

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rules requiring the maintenance of statutory deposits for the benefit of policyholders;

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privacy regulation and data security;

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state-mandated premium rebates, refunds, or reductions as a result of potentially lower risk exposure due to the COVID-19 pandemic and related emergency orders;

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regulation of corporate governance and risk management; and

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periodic examinations of operations, finances, market conduct and claims practices; and required periodic financial reporting.

To the extent Metromile decides to expand its current product offerings to include other insurance products, this would subject it to additional regulatory requirements and scrutiny in each state in which Metromile elects to offer such products. Most states have also adopted legislation prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance as well as unfair claims practices. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and possibly private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents as well as, in certain states, insurers and third-party administrators.
Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators; state attorneys general as well as federal agencies including the SEC, the Financial Industry Regulatory Authority, the Federal Reserve Board, the Federal Insurance Office, the U.S. Department of Labor, the U.S. Department of Justice and the National Labor Relations Board. Consequently, compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit Metromile’s ability to manage its exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of its businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires that insurance companies (i) have a permissible purpose before obtaining and using a consumer report for underwriting purposes and (ii) comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws could subject us to regulatory fines and other sanctions. In addition, given its short operating history to-date and rapid rate of growth, Metromile is vulnerable to regulators identifying errors in the policy forms we use, the rates Metromile charges, with respect to its customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders with respect to its operations in an individual state, or all states, until the identified noncompliance is rectified.
In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue or the scope of a regulator’s authority may change over time to Metromile’s detriment. There is also a risk that changes in the overall legal environment may cause it to change its views regarding the actions Metromile needs to take from a legal risk management perspective. This would necessitate changes to its practices that may adversely impact its business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. State insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than the holders of securities that Metromile issues. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices Metromile must provide policyholders. Failure to comply with state insurance laws and regulations in the future could have a material adverse effect on its business, operating results and financial condition.
Additionally, the federal government could pass a law expanding its authority to regulate the insurance industry, expanding federal regulation over Metromile’s business to its detriment. These laws and regulations may limit its ability to grow, to raise additional capital or to improve the profitability of its business.
Metromile’s ability to retain state licenses depends on its ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If Metromile is unable to satisfy the applicable licensing requirements of any particular state, Metromile could lose its license to do business in that state, which would result in the temporary or permanent cessation of its operations in that state. Alternatively, if Metromile is unable to satisfy applicable state licensing requirements, Metromile may be subject to additional regulatory oversight, have its license suspended, or be subject to the seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.
A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect Metromile’s results of operations and financial condition.
From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow Metromile to reach targeted levels of profitability. For example, if its loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require it to pay premium refunds to policyholders, or challenge or otherwise delay its efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect its ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy’s exclusions.
In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, Metromile may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to discontinue writing some or all of its business or to withdraw from one or more lines of insurance, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Its results of operations and financial condition could be adversely affected by any of these factors.
State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which Metromile must comply as an insurance holding company.
In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant amendments to the Insurance Holding Company Act and related regulations (the “NAIC Amendments”). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. As the ultimate controlling person in our insurance holding company system, Metromile is required to file an annual enterprise risk report in one or more states. Other changes include the requirement that a controlling person submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator, including states in which the insurer is commercially domiciled. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective, and many states have already done so.
In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act, as adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. Metromile cannot predict the impact, if any, that any other regulatory requirements may have on its business, financial condition or results of operations.
There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC is currently working to develop a group capital calculation framework that regulators may use for informational purposes. As envisioned, the framework is intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy. The NAIC has not promulgated a model law or regulation on this subject.
The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on Metromile and expose it to additional liability.
In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Iowa, Louisiana, Maine, Michigan, Mississippi, New Hampshire, North Dakota, Ohio, South Carolina and Virginia have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. The New York Department of Financial Services has promulgated its own Cybersecurity Requirements for Financial Services Companies that is not based upon the Insurance Data Security Model Law and requires insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. In addition, some jurisdictions, such as California, Colorado, Massachusetts, Nevada, and Virginia have enacted more generalized data security laws that apply to certain data that Metromile processes. Although Metromile takes steps to comply with financial industry cybersecurity regulations and other data security laws and believe Metromile is materially compliant with their requirements, its failure to comply with new or existing cybersecurity regulations could result in material regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on its business, which could materially and adversely affect its business, financial condition or results of operations.
Metromile relies on technology and intellectual property from third parties for pricing and underwriting its insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of its products and disrupt its business.
Metromile uses technology and intellectual property licensed from unaffiliated third parties in certain of its products, and Metromile may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in harm to its brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all.
Further, although Metromile believes that there are currently adequate replacements for the third-party technology and intellectual property Metromile presently uses, the loss of its right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Its business would be disrupted if any technology and intellectual property Metromile licenses from others or functional equivalents of this software were either no longer available to it or no longer offered to it on commercially reasonable terms or prices. In either case, Metromile would be required either to attempt to redesign its products to function with technology and intellectual property available from other parties or to develop these components itself, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, Metromile might be forced to limit the features available in affected products. Any of these results could harm its business, results of operations and financial condition.
Metromile is subject to payment processing risk.
Metromile currently relies exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and its business would be disrupted if this vendor refuses to provide these services to it and Metromile is unable to find a suitable replacement on a timely basis or at all. If Metromile or its processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow its continued use of their payment products. In addition, if these systems fail to work properly and, as a result, Metromile does not charge our customers’ credit cards on a timely basis or at all, its business, revenue, results of operations and financial condition could be harmed.
The payment methods that Metromile offers also subject it to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If Metromile fails to comply with applicable rules or requirements for the payment methods Metromile accepts, or if payment-related data are compromised due to a breach of data, Metromile may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or its ability to accept or facilitate certain types of payments may be impaired. In addition, its customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to its payment systems that may result in higher costs. If Metromile fails to adequately control fraudulent credit card transactions, Metromile may face civil liability, diminished public perception of its security measures, and significantly higher credit card-related costs, each of which could harm its business, results of operations and financial condition.

Metromile’s success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online and mobile app-based products and services as effective alternatives to traditional offline products and services.
Metromile provides automobile insurance products through its website and its online and mobile apps that compete with traditional offline counterparts. Metromile does not offer insurance through traditional, offline brokers or agents. Metromile believes that the continued growth and acceptance of online products and services as well as those offered through mobile devices generally will depend, to a large extent, on the continued growth in commercial use of the internet and mobile apps, and the continued migration of traditional offline markets and industries online.
Purchasers of insurance may develop the perception that purchasing insurance products online or through a mobile app is not as effective as purchasing such products through a broker or other traditional offline methods, and the insurance market may not migrate online as quickly as (or at the levels that) Metromile expects. Moreover, if, for any reason, an unfavorable perception develops that telematics, mobile engagement, a technology-based platform and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, and claims processing, or if it is perceived that its processes lead to unfair outcomes, its business, results of operations and financial condition could be adversely affected.
Metromile’s actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on its financial condition and results of operations.
Metromile’s financial condition and results of operations depend on its ability to accurately price risk and assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater than or less than the current estimate. In its industry, there is always the risk that reserves may prove inadequate since Metromile may underestimate the cost of claims and claims administration.
Metromile bases its estimates on its assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase its exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative and regulatory changes. Metromile regularly monitors reserves using new information on reported claims and a variety of statistical techniques to update its current estimate. Its estimates could prove to be inadequate, and this underestimation could have a material adverse effect on its financial condition.
Recorded claim reserves, including case reserves and incurred but not reported (“IBNR”), claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, state mix, contractual terms, industry payment and reporting patterns, and changes in claim reporting and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. Metromile also considers benefits, such as the availability of multiple limits for a single loss occurrence. Regulatory requirements and economic conditions are also considered.
Because reserves are estimates of the unpaid portion of losses and expenses for events that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect its results of operations and financial condition as the reserves and reinsurance recoverables are re-estimated.
If any of its insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, Metromile will be required to increase reserves, resulting in a reduction in its net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect its ability to attract new business or to retain existing customers.
Performance of Metromile’s investment portfolio is subject to a variety of investment risks that may adversely affect its financial results.
Metromile’s results of operations depend, in part, on the performance of its investment portfolio. Metromile seek to hold a diversified portfolio of investments in accordance with its investment policy, which is routinely reviewed by the Investment Committee of our Board of Directors (the “Board”). However, its investments are subject to general economic and market risks as well as risks inherent to particular securities.
Metromile’s primary market risk exposures are to changes in interest rates. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on its net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of its fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.
The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities Metromile holds, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.
Such factors could reduce our net investment income and result in realized investment losses. Its investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities Metromile holds in its portfolio does not reflect prices at which actual transactions would occur.
Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which Metromile believes are within applicable guidelines established by the NAIC as it relates to the portfolio of Metromile Insurance Company. The maximum percentage and types of securities Metromile may invest in are subject to insurance laws and regulations, which may change. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, Metromile would be required to dispose of such investments.
Although Metromile seeks to preserve its capital, Metromile cannot be certain that its investment objectives will be achieved, and results may vary substantially over time. In addition, although Metromile seeks to employ investment strategies that are not correlated with its insurance and reinsurance exposures, losses in its investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on it.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in Metromile’s policies could have a material adverse effect on its financial condition and results of operations.
There can be no assurances that specifically negotiated loss limitations or exclusions in its policies will be enforceable in the manner Metromile intends, or at all. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of its policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help it assess and mitigate its loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on its financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California, could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect its business by either broadening coverage beyond its underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after Metromile has issued insurance contracts that are affected by the changes. As a result, the full extent of liability under its insurance contracts may not be known for many years after a contract is issued.
Concentration of ownership among Metromile’s existing executive officers, directors and their respective affiliates may prevent new investors from influencing significant corporate decisions.
At the closing of the Merger, Metromile’s affiliates, executive officers, directors and their respective affiliates as a group beneficially owned approximately 15% of Metromile’s outstanding Common Stock. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of its Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of it or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.
Metromile does not expect to declare any dividends in the foreseeable future.
Metromile does not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
Provisions in Metromile’s charter and Delaware law may inhibit a takeover of Metromile, which could limit the price investors might be willing to pay in the future for its Common Stock and could entrench management.
Metromile’s Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of the Board to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of Metromile. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.
A market for Metromile’s securities may not continue, which would adversely affect the liquidity and price of its securities.
The price of Metromile’s securities may fluctuate significantly due to general market and economic conditions. An active trading market for our securities may not be sustained.
Metromile will incur significant costs and obligations as a result of being a public company.
Metromile has only recently become a publicly traded company. As a publicly traded company, Metromile has and will incur significant legal, accounting and other expenses that Metromile was not required to incur in the past. These expenses will increase once Metromile was no longer an “emerging growth company” as defined under the Jumpstart Its Business Startups Act of 2012 (the “JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd Frank, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. Metromile expects these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.
For as long as we remain an “emerging growth company” as defined in the JOBS Act, Metromile may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Metromile may remain an “emerging growth company” until December 31, 2025 or such earlier time that Metromile has more than $1.07 billion in annual revenues, have more than $700.0 million in market value of its Common Stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent Metromile chooses not to use exemptions from various reporting requirements under the JOBS Act, or if Metromile no longer can be classified as an “emerging growth company,” Metromile expects that it will incur additional compliance costs, which will reduce its ability to operate profitably.
As an “emerging growth company,” Metromile cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make its Common Stock less attractive to investors.
As an “emerging growth company,” Metromile may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which Metromile has elected to do.
Metromile cannot predict if investors will find its Common Stock less attractive because Metromile will rely on these exemptions. If some investors find its Common Stock less attractive as a result, there may be a less active market for its Common Stock, its share price may be more volatile and the price at which its securities trade could be less than if it did not use these exemptions.
If Metromile does not develop and implement all required accounting practices and policies, Metromile may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.
As Legacy Metromile was a privately held company, it was not required to adopt all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company. Metromile expects that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase its operating costs and require its management to devote significant time and resources to such implementation. If Metromile fails to develop and maintain effective internal controls and procedures and disclosure procedures and controls, Metromile may be unable to provide financial information and required SEC reports that are timely and reliable. Any such delays or deficiencies could harm it, including by limiting its ability to obtain financing, either in the public capital markets or from private sources and damaging its reputation, which in either cause could impede its ability to implement our growth strategy. In addition, any such delays or deficiencies could result in its failure to meet the requirements for continued listing of its Common Stock on Nasdaq.
Metromile may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interest in us and may depress the market price of its common stock.
Metromile may issue additional shares of Common Stock or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants under its 2021 Equity Incentive Plan (the “2021 Plan”) without stockholder approval in a number of circumstances.

Metromile’s issuance of additional Common Stock or other equity securities could have one or more of the following effects:
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its existing stockholders’ proportionate ownership interest in it will decrease;

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the amount of cash available per share, including for payment of dividends in the future, may decrease;

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the relative voting strength of each previously outstanding share of Common Stock may be diminished; and

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the market price of its Common Stock may decline.

If Metromile’s performance does not meet market expectations, the price of its securities may decline.*
If Metromile’s performance does not meet market expectations, the price of its Common Stock may decline from the price of its Common Stock prior to the Closing. The trading price of its Common Stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. Any of the factors listed below could have a material adverse effect on your investment in our Common Stock and its Common Stock may trade at prices significantly below the price you paid for them.
Factors affecting the trading price of its Common Stock may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about its operating results;

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its operating results failing to meet market expectations in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning it or the insurance industry and market in general;

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operating and stock price performance of other companies that investors deem comparable to it;

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changes in laws and regulations affecting its business;

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changes in the interpretation or enforcement of statutes and regulations affecting its business;

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commencement of, or involvement in, litigation involving it;

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changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of its Common Stock available for public sale;

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any significant change in its board or management;

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sales of substantial amounts of Common Stock by its directors, executive officers or significant stockholders or the anticipation of sales or lock-up expirations; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of Metromile’s Common Stock irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of its securities, may not be predictable. A loss of investor confidence in the market for companies in the insurance industry or the stocks of other companies which investors perceive to be similar to it could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of its Common Stock also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

There is no guarantee that the Public Warrants may ever be in the money, and they may expire worthless.
The exercise price for Metromile’s Warrants is $11.50 per share. There can be no assurance that the Public Warrants will be in the money prior to their expiration and, as such, they may expire worthless.
The terms of its Warrants may be amended in a manner that may be adverse to the holders. The Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, Metromile may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Metromile’s ability to amend the terms of the Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares of its Common Stock purchasable upon exercise of a Warrant.
Metromile may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.
Metromile has the ability to redeem outstanding Warrants (excluding any Placement Warrants held by the Sponsor, Cantor Fitzgerald & Co (“Cantor”) or their permitted transferees) at any time after they become exercisable and prior to their expiration, at $0.01 per Warrant, provided that the last reported sales price (or the closing bid price of its Common Stock in the event the shares of its Common Stock are not traded on any specific trading day) of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which Metromile sends proper notice of such redemption, provided that on the date Metromile gives notice of redemption and during the entire period thereafter until the time Metromile redeems the Warrants, Metromile has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available. If and when the Warrants become redeemable by it, Metromile may exercise its redemption right even if Metromile is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force a Warrant holder: (i) to exercise its Warrants and pay the exercise price therefore at a time when it may be disadvantageous for it to do so, (ii) to sell its Warrants at the then-current market price when it might otherwise wish to hold its Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, will be substantially less than the market value of its Warrants.
Metromile may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 or which could have a material adverse effect on its business.
Commencing with Metromile’s annual report for the year ending December 31, 2021, Metromile is required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Legacy Metromile as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to it. If Metromile is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, Metromile may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and lead to a decrease in the market price of its Common Stock.
Pursuant to the JOBS Act, Metromile’s independent registered public accounting firm was not required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 of the
Sarbanes-Oxley Act due to Metromile being an “emerging growth company.”
Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of its internal control over financial reporting, and generally requires in the same report a report by its independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, under the JOBS Act, its independent registered public accounting firm was not required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act due to Metromile being an “emerging growth company.” Metromile will be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following September 8, 2025, the fifth anniversary of INSU’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which Metromile is deemed to be a large accelerated filer, which means the market value of its Common Stock that is held by non-affiliates exceeds $700.0 million as of the last business day of its prior second fiscal quarter, and (2) the date on which Metromile has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, for the years ended December 31, 2020 and 2019, stockholders do not have the benefit of an independent assessment of the effectiveness of its internal control environment. Metromile expects to lose their emerging growth company status as of December 31, 2021.
Metromile has identified a material weakness in its internal control over financial reporting which, if not remediated, could result in material misstatements in its financial statements.
Metromile amended and restated certain items in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 31, 2021 (the “Amended Annual Report”), including INSU’s consolidated financial statements and related disclosures as of and for the year ended December 31, 2020 (the “Restatement”). In connection with the Restatement, management re-evaluated the Company’s disclosure controls and procedures as of December 31, 2020 and identified a material weakness in internal control over financial reporting relating to the accounting treatment for certain complex financial instruments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.
Metromile is taking steps to remediate the identified material weakness by, among other things, devoting significant effort and resources to the remediation and improvement of its internal control over financial reporting as it relates to the accounting treatment for complex financial instruments. However, Metromile cannot be certain that such measures will remediate the identified material weakness or that we will not identify additional material weaknesses in its internal control over financial reporting in the future.
If Metromile is unable to remediate the identified material weakness, its ability to record, process and report financial information and required SEC reports in an accurate and timely manner could be adversely affected. Any such failure could negatively affect the market price of its Common Stock, cause investors to lose confidence in its reported financial information, subject us to litigation or investigation by the SEC or other regulatory authorities and generally materially adversely impact its business and results of operations.
Metromile’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its Common Stock.
The trading market for Metromile’s Common Stock is influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. If no securities or industry analysts commence coverage of it, its stock price would likely be less than that which would obtain if Metromile had such coverage and the liquidity, or trading volume of its Common Stock may be limited, making it more difficult for a stockholder to sell shares at an acceptable price or amount. If any analysts do cover Metromile, their projections may vary widely and may not accurately predict the results Metromile actually achieves. Its share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on it downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of it or fails to publish reports on it regularly, its share price or trading volume could decline.
Metromile may be subject to securities litigation, which is expensive and could divert management attention.
Its share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Metromile may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject it to significant liabilities.
Metromile’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between it and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers or employees.
Metromile’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law: (a) any derivative claim or cause of action brought on its behalf; (b) any claim or cause of action for breach of a fiduciary duty owed by any of its current or former directors, officers or other employees to it or its stockholders; (c) any claim or cause of action against it or any of its current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), its certificate of incorporation or its Bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of its certificate of incorporation or its Bylaws; (e) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against it or any of its current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act.
Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, its Certificate of Incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, Metromile would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provision will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Metromile or its directors, officers, or other employees, which may discourage lawsuits against it and its directors, officers and other employees. If a court were to find either exclusive-forum provision in its Certificate of Incorporation to be inapplicable or unenforceable in an action, Metromile may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm its business.
Changes in law or regulations, or a failure to comply with any laws and regulations, may adversely affect Metromile’s business, investments and results of operations.
Metromile is subject to laws and regulations enacted by national, regional and local governments, including in particular, reporting and other requirements under the Exchange Act. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on its business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, injunctive relief or similar remedies which could be costly to it or limit its ability to operate.

Metromile has incurred significant transaction and transition costs in connection with the INSU SPAC transaction.
Metromile has incurred and expect to incur significant, non-recurring costs in connection with consummating the INSU SPAC transaction and operating as a public company following the consummation of the INSU SPAC transaction. Metromile may also incur additional costs to retain key employees. Certain expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including the INSU SPAC transaction) have been or will be paid by it. Metromile’s transaction expenses as a result of the INSU SPAC transaction are currently estimated at approximately $38.0 million. The amount of the deferred underwriting commissions was not adjusted for any shares that were redeemed in connection with the INSU SPAC transaction.
Metromile may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its stock price, which could cause you to lose some or all of your investment.
Although INSU conducted due diligence on Metromile in connection with the INSU SPAC transaction, this diligence may not have surfaced all material issues present in Metromile’s business. Moreover, factors outside of Metromile’s business and outside of its control may later arise. As a result of these factors, Metromile may be forced to write down or write off assets, restructure operations, or incur impairment or other charges that could result in losses. Further, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its risk analysis. Even though these charges may be non-cash items and not have an immediate impact on its liquidity, the fact that Metromile reports charges of this nature could contribute to negative market perceptions about it or its securities. Accordingly, its securities could suffer a reduction in value. Metromile’s security holders are unlikely to have a remedy for such reduction in value, unless stockholders are able to successfully claim that the reduction in stock value was due to the breach by its officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to bring a private claim that the proxy statement relating to the INSU SPAC transaction contained an actionable material misstatement or material omission.
If the INSU SPAC transaction’s benefits do not meet the expectations of investors or financial analysts, the market price of Metromile’s securities may decline.
If the benefits of the INSU SPAC transaction do not meet the expectations of investors or securities analysts, the market price of Metromile’s securities may decline. Fluctuations in the price of its securities could contribute to the loss of all or part of your investment. Immediately prior to the INSU SPAC transaction, there was no public market for Metromile’s stock and trading in the shares of its securities was not active. If an active market for its securities develops and continues, the trading price of its securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. Any of the factors listed below could have a material adverse effect on your investment in its securities and its securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of its securities may not recover and may experience a further decline.
Factors affecting the trading price of Metromile’s securities may include:
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actual or anticipated fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about its operating results;

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the public’s reaction to its press releases, its other public announcements and its filings with the SEC;

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speculation in the press or investment community;

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success of competitors;

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its operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning it or the market in general;

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operating and stock price performance of other companies that investors deem comparable to it;

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its ability to market new and enhanced services on a timely basis;

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changes in laws and regulations affecting its business;

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commencement of, or involvement in, litigation involving it following the INSU SPAC transaction;

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changes in its capital structure following the INSU SPAC transaction, such as future issuances of securities or the incurrence of additional debt;

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the volume of securities available for public sale;

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any major change in the Board or management;

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sales of substantial amounts of securities by its directors, officers or significant stockholders or the perception that such sales could occur;

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the realization of any of the other risks described herein;

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additions or departures of key personnel;

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failure to comply with the requirements of Nasdaq;

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failure to comply with the Sarbanes-Oxley Act of 2002 or other laws or regulations;

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actual, potential or perceived control, accounting or reporting problems;

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changes in accounting principles, policies and guidelines; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Metromile’s securities irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of its securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the post-combination company could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of its securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert Metromile’s management’s attention and resources, and could also require it to make substantial payments to satisfy judgments or to settle litigation.
Future acquisitions or investments could disrupt Metromile’s business and harm its financial condition.
In the future Metromile may pursue acquisitions or investments that Metromile believe will help it achieve its strategic objectives. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into its business or generate substantial revenue, and Metromile may overestimate cash flow, underestimate costs or fail to understand the risks of or related to any investment or acquired business. The process of acquiring a business, product or technology can also cause it to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:
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intense competition for suitable acquisition targets, which could increase prices and adversely affect its ability to consummate deals on favorable or acceptable terms;

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inadequacy of reserves for losses and loss adjustment expenses;

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failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

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regulatory conditions attached to the approval of the acquisition and other regulatory hurdles;

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a need for additional capital that was not anticipated at the time of the acquisition;

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anticipated benefits not materializing or being lower than anticipated;

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diversion of management time and focus from operating its business to addressing acquisition integration challenges;

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transition of the acquired company’s customers;

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difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

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retention of employees or business partners of an acquired company;

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cultural challenges associated with integrating employees from the acquired company into its organization;

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integration of the acquired company’s accounting, management information, human resources and other administrative systems;

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the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

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coordination of product development and sales and marketing functions;

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theft of its trade secrets or confidential information that Metromile shares with potential acquisition candidates;

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risk that an acquired company or investment in new offerings cannibalizes a portion of its existing business;

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adverse market reaction to an acquisition;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

If Metromile is unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, Metromile might not realize the anticipated benefits of that acquisition or investment and Metromile might incur unanticipated liabilities or otherwise suffer harm to its business generally.
To the extent that Metromile pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to it for other purposes. Future acquisitions or investments could also result in dilutive issuances of its equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on its consolidated balance sheet, any of which could seriously harm its business.
Metromile expects a number of factors to cause its results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict its future performance.
Metromile’s revenue and results of operations could vary significantly from quarter to quarter and year to year, and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of its control. Its results may vary from period to period as a result of fluctuations in the number of customers purchasing its insurance products and renewing their agreements with it as well as fluctuations in the timing and amount of its expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may also affect its revenue. As a result, comparing Metromile’s results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Its results of operations may not meet the expectations of investors or public market analysts who follow it, which may adversely affect its stock price. In addition to other risks described in these Risk Factors, and elsewhere in this proxy statement/prospectus, factors that may contribute to the variability of its quarterly and annual results include:
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its ability to attract new customers and retain existing customers, including in a cost-effective manner;

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its ability to accurately forecast revenue and losses and appropriately plan its expenses;

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its ability to develop and offer new products, including in a cost-effective manner;

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the effects of changes in search engine placement and prominence;

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the effects of increased competition on its business;

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its ability to successfully maintain its position in and expand in existing markets as well as successfully enter new markets;

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its ability to protect its existing intellectual property and to create new intellectual property;

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its ability to maintain an adequate rate of growth and effectively manage that growth;

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its ability to keep pace with technology changes in the insurance, mobile and automobile industries;

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the success of its sales and marketing efforts;

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costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;

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the impact of, and changes in, governmental or other regulation affecting its business;

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the attraction and retention of qualified employees and key personnel;

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its ability to choose and effectively manage third-party service providers;

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its ability to identify and engage in joint ventures and strategic partnerships, both domestically and internationally;

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the effects of natural or man-made catastrophic events;

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the effectiveness of its internal controls; and

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changes in its tax rates or exposure to additional tax liabilities.

New or changing technologies, including those impacting personal transportation, could cause a disruption in Metromile’s business model, which may materially impact its results of operations and financial condition.
If Metromile fails to anticipate the impact on its business of changing technology, including automotive technology, its ability to successfully operate may be materially impaired. Metromile’s business could also be affected by potential technological changes, such as autonomous or partially autonomous vehicles or technologies that facilitate ride, car or home sharing, or vehicles with built-in telematics features. Such changes could disrupt the demand for products from current customers, create coverage issues or impact the frequency or severity of losses, or reduce the size of the automobile insurance market, causing our business to decline. Since auto insurance constitutes substantially all of its current business, Metromile is more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time. Metromile may not be able to respond effectively to these changes, which could have a material effect on its results of operations and financial condition.
A significant portion of Metromile’s total outstanding shares of its Common Stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of its common stock to drop significantly, even if its business is doing well.
Sales of a substantial number of shares of Metromile’s Common Stock in the public market could occur at any time. Metromile has filed a registration statement to register for resale the shares issued in the private placement that closed concurrent with the INSU SPAC transaction, and certain other holders pursuant to a registration rights agreement. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of its Common Stock. Metromile is unable to predict the effect that sales may have on the prevailing market price of its Common Stock and Public Warrants.
To the extent its warrants are exercised, additional shares of its Common Stock will be issued, which will result in dilution to the holders of its Common Stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by certain selling securityholders, subject to certain restrictions on transfer until the termination of applicable lock-up periods, could increase the volatility of the market price of its Common Stock or adversely affect the market price of its Common Stock.
The announcement and pendency of the mergers may result in disruptions to Metromile’s business.
The merger agreement generally requires Metromile to operate its business in the ordinary course pending completion of the mergers and restricts it from taking certain specified actions without Lemonade’s consent until the mergers are completed or the merger agreement is terminated. These restrictions may affect its ability to execute its business strategies and attain financial and other goals and may impact its financial condition, results of operations and cash flows.
Further, in connection with the mergers, Metromile’s current and prospective employees may experience uncertainty about their future roles with it following the consummation of the mergers, which may materially adversely affect its ability to attract, motivate and retain key personnel.
The pendency of the mergers could also result in disruptions to its business relationships with customers, suppliers and other business partners, which could have an adverse impact on its revenues, cash flows and results of operations. Parties with which Metromile has business relationships may choose to delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with it while the mergers are pending. Parties with whom Metromile otherwise may have sought to establish business relationships may seek alternative relationships with other parties.
The pursuit of the mergers may place a significant burden on its management and internal resources, and will divert management’s time and attention from its day-to-day operations and the execution of its other strategic initiatives. This could adversely affect its financial results. In addition, Metromile has incurred and will continue to incur other significant costs, expenses and fees for professional services and other transaction costs in connection with the mergers, and many of these fees and costs are payable regardless of whether or not the mergers are consummated.
Any of the foregoing could adversely affect its business, its financial condition, and its results of operations.
The mergers may not be completed within the intended timeframe, or at all, and the failure to complete the mergers could adversely affect Metromile’s, results of operations, financial condition, and the market price of its common stock.
There can be no assurance that the mergers will be completed in the intended timeframe, or at all. The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the mergers, including, among others, adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Metromile’s common stock, and applicable regulatory approvals and consents. There can be no assurance that all required approvals will be obtained or that all closing conditions will otherwise be satisfied. Even if all required approvals are obtained and all closing conditions are satisfied, Metromile can provide no assurance as to the terms, conditions, and timing of such approvals or that the mergers will be completed in a timely manner or at all. Many of the conditions to completion of the mergers are outside of its control, and Metromile cannot predict when or if these conditions will be satisfied. Even if regulatory approval is obtained, it is possible that conditions will be imposed that could result in a material delay in, or the abandonment of, the mergers or otherwise have an adverse effect on it.

If the mergers are not completed within the intended timeframe or at all, Metromile may be subject to several material risks. The price of its common stock may decline to the extent that current market prices reflect a market assumption that the business combination will be completed. In addition, some costs related to the mergers must be paid whether or not the mergers are completed, and Metromile has incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the mergers. In addition, the mergers have resulted in the diversion of management’s attention and other resources, for which Metromile will have received little or no benefit if the mergers are not completed. Metromile may also experience negative reactions from its investors, customers, partners, suppliers, and employees related to the mergers.
Other Risk Factors
Lemonade’s and Metromile’s businesses are and will be subject to the risks described above. In addition, Lemonade is, and will continue to be, subject to the risks described in Lemonade’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as such risks have been updated or supplemented in Lemonade’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), which are filed with the SEC and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

THE PARTIES TO THE MERGERS
Lemonade, Inc.
5 Crosby Street, 3rd Floor
New York, New York
(844) 733-8666
Lemonade is rebuilding insurance from the ground up on a digital substrate and an innovative business model. By leveraging technology, data, artificial intelligence, contemporary design, and behavioral economics, Lemonade believes it is making insurance more delightful, more affordable, more precise, and more socially impactful. To that end, Lemonade has built a vertically-integrated company with wholly-owned insurance carriers in the United States and Europe, and the full technology stack to power them.
A two minute chat with its bot, AI Maya, is all it takes to get covered with renters or homeowners insurance, pet or life insurance, and it expects to offer a similar experience for other insurance products over time. Claims are filed by chatting to another bot, AI Jim, who pays claims in as little as three seconds. This breezy experience belies the extraordinary technology that enables it: a state-of-the-art platform that spans marketing to underwriting, customer care to claims processing, finance to regulation. Its architecture melds artificial intelligence with the human kind, and learns from the prodigious data it generates to become ever better at delighting customers and quantifying risk.
In addition to digitizing insurance end-to-end, Lemonade has also reimagined the underlying business model to minimize volatility while maximizing trust and social impact. In a departure from the traditional insurance model, where profits can literally depend on the weather, Lemonade typically retains a fixed fee, currently 25% of premiums, and its gross margins are expected to change little in good years and in bad. At Lemonade, excess claims are generally offloaded to reinsurers, while excess premiums are usually donated to nonprofits selected by customers as part of its annual “Giveback”. These two ballasts, reinsurance and Giveback, reduce volatility, while creating an aligned, trustful, and values-rich relationship with customers.
Lemonade’s cocktail of delightful experience, aligned values, and great prices enjoys broad appeal, while over indexing on younger and first time buyers of insurance. As these customers progress through predictable lifecycle events, their insurance needs normally grow to encompass more and higher-value products: renters regularly acquire more property and frequently upgrade to successively larger homes; home buying often coincides with a growing household and a corresponding need for life or pet insurance, and so forth. These progressions can trigger orders-of-magnitude increases in insurance premiums.
The result is a business with highly-recurring and naturally-growing revenue streams; a level of automation that Lemonade believes delights consumers while collapsing costs; and an architecture that generates and employs data to price and underwrite risk with ever-greater precision to the benefit of its company, its customers and their chosen nonprofits.
Lemonade is headquartered in New York, New York. Lemonade’s principal executive offices are located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.
Lemonade is a Delaware corporation and the Lemonade common stock is listed on the NYSE under the ticker symbol “LMND.”
For more information about Lemonade, visit Lemonade’s website at www.Lemonade.com. The information contained on or accessible through Lemonade’s website (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Lemonade is included in the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
Metromile, Inc.
425 Market Street, Suite 700
San Francisco, California 94105
(888) 242-5204

Metromile is a leading digital insurance platform in the United States. With data science at its foundation, Metromile offers real-time, personalized auto insurance policies by the mile instead of the industry’s reliance on approximations that have historically made prices unfair. Metromile’s digitally native offering is built around the modern driver’s needs, featuring automated claims, complimentary smart driving features and annual average savings of 47% over what they were paying their previous auto insurer. In addition, through Metromile Enterprise, Metromile licenses its technology platform to insurance companies around the world. Metromile’s cloud-based software as a service enables carriers to operate with greater efficiency, automate claims to expedite resolution, reduce losses associated with fraud, and unlock the productivity of employees. Metromile’s principal executive offices are located at 425 Market Street, Suite 700, San Francisco, California 94105, and its telephone number is (888) 242-5204.
Metromile is a Delaware corporation and Metromile common stock is listed on the Nasdaq Capital Market under the ticker symbol “MILE” and Metromile warrants are listed on the Nasdaq Capital Market under the ticker symbol “MILEW.”
For more information about Metromile, visit Metromile’s website at www.metromile.com. The information contained on or accessible through Metromile’s website (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the United States Securities and Exchange Commission (the “SEC”). Additional information about Metromile is included in the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
Citrus Merger Sub A, Inc.
5 Crosby Street, 3rd Floor
New York, New York
(844) 733-8666
Citrus Merger Sub A, Inc. was formed by Lemonade solely in contemplation of the first merger, has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, Citrus Merger Sub A, Inc. will merge with and into Metromile, with Metromile continuing as the Initial Surviving Corporation. The principal executive offices of Citrus Merger Sub A, Inc. are located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.
Citrus Merger Sub B, LLC
5 Crosby Street, 3rd Floor
New York, New York
(844) 733-8666
Citrus Merger Sub B, LLC was formed by Lemonade solely in contemplation of the second merger, has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, following the merger of Citrus Merger Sub A, Inc. with and into Metromile, with Metromile continuing as the Initial Surviving Corporation as described under “— Citrus Merger Sub A, Inc.” above, the Initial Surviving Corporation will merge with and into Citrus Merger Sub B, LLC, with Citrus Merger Sub B, LLC continuing as the surviving entity and as a wholly owned subsidiary of Lemonade. The principal executive offices of Citrus Merger Sub B, LLC are located at 5 Crosby Street, 3rd Floor, New York, New York 10013, and its telephone number is (844) 733-8666.

THE METROMILE SPECIAL MEETING
General
This proxy statement/prospectus is first being mailed on or about December 29, 2021, and constitutes notice of the Metromile special meeting in conformity with the requirements of the DGCL and the Metromile bylaws.
This proxy statement/prospectus is being provided to Metromile stockholders in connection with the solicitation of proxies by the Metromile board of directors for use at the Metromile special meeting and at any adjournment thereof. Metromile stockholders are encouraged to read this entire document carefully, including its annexes, for more detailed information regarding the merger agreement, the mergers and the other transactions contemplated thereby.
Date, Time and Place
The Metromile special meeting is scheduled to be held virtually via live webcast on February 1, 2022, beginning at 9:00 a.m., Pacific Time, unless adjourned or postponed to a later date.
In light of the continuing public health concern resulting from the COVID-19 pandemic, the Metromile special meeting will be held as a completely “virtual meeting.” You will be able to attend the Metromile special meeting, and vote via a live webcast by visiting www.virtualshareholdermeeting.com/MILE2022SM. We encourage you to allow ample time for online check-in, which will open at 8:45 a.m., Pacific Time.
Matters to Be Considered at the Metromile Special Meeting
The purpose of the Metromile special meeting is to consider and vote on each of the following proposals, each of which is further described in this proxy statement/prospectus:
•
Proposal 1:
Adoption of the merger agreement.

•
Proposal 2:
Adjournment of the Metromile special meeting.

Metromile stockholders must approve the merger proposal as a condition to the completion of the mergers. If Metromile stockholders fail to approve the merger proposal, the mergers will not occur. The vote to approve the merger proposal is a vote separate and apart from the vote to approve the adjournment proposal. Accordingly, a Metromile stockholder may vote to approve the merger proposal and vote not to approve the adjournment proposal, and vice versa.
Other than the matters described above, Metromile does not expect a vote to be taken on any other matters at the Metromile special meeting or any adjournment thereof. However, if any other matters are properly brought before the Metromile special meeting or any adjournment thereof for consideration, the holders listed on the proxy cards will have discretion to vote on such matters in accordance with their best judgment.
Recommendation of the Metromile Board of Directors
After careful consideration, on November 8, 2021 the Metromile board of directors unanimously: (a) determined that the mergers are fair to and in the best interests of Metromile and its stockholders; (b) approved and declared advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained therein and the transactions contemplated thereby, including the mergers, on the terms and subject to the conditions set forth in the merger agreement; and (c) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Metromile stockholders.
The Metromile board of directors unanimously recommends that Metromile stockholders vote:
•
“FOR” the merger proposal; and

•
“FOR” the adjournment proposal.

See “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.”
Record Date for the Metromile Special Meeting and Voting Rights
The record date to determine Metromile stockholders who are entitled to receive notice of and to vote at the Metromile special meeting or any adjournment thereof is December 28, 2021. As of the close of business on the record date, there were 128,221,885 shares of Metromile common stock issued and outstanding and entitled to notice of and to vote at the Metromile special meeting.
Each Metromile stockholder is entitled to one vote for each share of Metromile common stock such holder owned of record at the close of business on the record date with respect to each matter properly brought before the Metromile special meeting. Only Metromile stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the Metromile special meeting and any and all adjournment thereof.
The list of Metromile stockholders entitled to vote at the Metromile special meeting will be available electronically via the Metromile special meeting website for examination by any Metromile stockholder for any purpose germane to the Metromile special meeting beginning ten days prior to the Metromile special meeting up until the conclusion of the Metromile special meeting.
Quorum; Abstentions; Broker Non-Votes and Failure to Vote
A quorum of Metromile stockholders is necessary to conduct the Metromile special meeting. The presence, virtually via the Metromile special meeting website or by proxy, of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting will constitute a quorum. Shares of Metromile common stock represented at the Metromile special meeting by virtual attendance via the Metromile special meeting website or by proxy and entitled to vote, but not voted, including shares for which a Metromile stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Metromile special meeting are considered “non-routine” matters under NYSE rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Metromile stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Metromile special meeting. If a quorum is not present and an adjournment proposal is approved, the Metromile special meeting will be adjourned or postponed until the holders of the number of shares of Metromile common stock required to constitute a quorum attend.
Under NYSE rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under NYSE rules are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (b) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals before the Metromile special meeting are considered “non-routine” matters under NYSE rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Metromile special meeting. As a result, Metromile does not expect any broker non-votes at the Metromile special meeting and if you hold your shares of Metromile common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on either of the proposals before the Metromile special meeting unless they have received voting instructions from the beneficial owners. The failure to issue voting instructions to your bank, broker or other nominee will have the same effect as voting “AGAINST” the merger proposal, but will have no effect on the outcome of the adjournment proposal.

Required Votes
A quorum is required to approve the merger proposal but not the adjournment proposal. As described above, Metromile does not expect there to be any broker non-votes at the Metromile special meeting.
Proposal	Required Vote	Effects of Certain Actions
Proposal 1: Merger proposal	Approval requires (i) a quorum and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal.	An abstention or other failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.
Proposal	Required Vote	Effects of Certain Actions
Proposal 2: Adjournment proposal	Approval requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock virtually present via the Metromile special meeting website or represented by proxy and entitled to vote at the Metromile special meeting.
Any shares not virtually present or represented by proxy (including due to the failure of a Metromile stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the adjournment proposal.
An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Metromile special meeting on the adjournment proposal to vote on the adjournment proposal will have the same effect as a vote “AGAINST” the adjournment proposal.

Vote of Metromile Directors and Executive Officers
Contemporaneously with the execution of the merger agreement, the Metromile supporting stockholders entered into the voting and support agreements with Lemonade, pursuant to which the “Metromile supporting stockholders” agreed to, among other things, vote all of their shares in Metromile “FOR” the merger proposal and “FOR” the adjournment proposal. See “Interests of Metromile Directors and Executive Officers in the Merger.”
Methods of Voting
Registered Stockholders
If you are a Metromile stockholder of record, you may vote at the Metromile special meeting by proxy through the Internet, by telephone or by mail, or by virtually attending and voting at the Metromile special meeting via the Metromile special meeting website, as described below.
•
voting by Mail: If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you intend to submit your proxy by mail, it must be received by us prior to the commencement of voting at the Special Meeting. If you sign your proxy card and return it without marking any voting instructions, your Shares will be voted “FOR” the Merger Proposal and “FOR” the Adjournment Proposal;
•
voting by Telephone: You can vote your Shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using the personal control number located on your proxy card. If you vote by telephone, you should not return your proxy card. If you submit your later-dated proxy by telephone you must do so no later than 8:59 p.m. Pacific Time on January 31, 2022;

•
voting by Internet: You can also vote on the Internet by signing on to the website identified on the proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal control number located on your proxy card. If you vote on the Internet, you should not return your proxy card. If you submit your later-dated proxy by Internet you must do so no later than 8:59 p.m. Pacific Time on January 31, 2022; or

•
attending the Special Meeting and voting online at www.virtualshareholdermeeting.com/MILE2022SM on February 1, 2022 at 9:00 a.m. Pacific Time. We encourage you to allow ample time for online check-in, which begins at 8:45 a.m. Pacific Time. In order to attend the virtual Special Meeting and vote online, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares at the Metromile special meeting or to vote by proxy prior to the Metromile special meeting.

Unless revoked, all duly executed proxies representing shares of Metromile common stock entitled to notice of and to vote at the Metromile special meeting will be voted at the Metromile special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then the Metromile officers identified on the proxy will vote your shares consistent with the recommendation of the Metromile board of directors on such proposal. If you are a Metromile stockholder of record, proxies submitted over the Internet or by telephone as described above must be received by 8:59 p.m., Pacific Time, on January 31, 2022. Although Metromile offers four different voting methods, Metromile encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the Metromile special meeting.
By executing and delivering a proxy in connection with the Metromile special meeting, you designate certain Metromile officers identified therein as your proxies at the Metromile special meeting. If you deliver an executed proxy, but do not specify a choice for any proposal properly brought before the Metromile special meeting, such proxies will vote your shares of Metromile common stock on such uninstructed proposal in accordance with the recommendation of the Metromile board of directors. Metromile does not expect that any matter other than the proposals listed above will be brought before the Metromile special meeting, and the Metromile bylaws provide that the only business that may be conducted at the Metromile special meeting are those proposals brought before the Metromile special meeting pursuant to Metromile’s notice of the Metromile special meeting.
Beneficial (Street Name) Stockholders
If you hold your shares of Metromile common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of Metromile common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Metromile special meeting. See “— Quorum; Abstentions; Broker Non-Votes and Failure to Vote.”

If you hold your shares of Metromile common stock through a bank, broker or other nominee in “street name” (instead of as a registered holder), you may contact the bank, broker or other nominee where you hold your account if you have questions about obtaining your control number and attending the Metromile special meeting. See “— Virtually Attending the Metromile Special Meeting.”
Revocability of Proxies
Other than with respect to the Metromile supporting stockholders, who are party to the voting and support agreements, any Metromile stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Metromile special meeting. If you are a Metromile stockholder of record, you may revoke your proxy by any of the following actions:
•
by sending a signed written notice of revocation to Metromile’s Corporate Secretary, provided such notice is received no later than January 31, 2022;

•
by voting again over the Internet or telephone as instructed on your proxy card before the closing of the voting facilities at 8:59 p.m., Pacific Time, on January 31, 2022;

•
by submitting a properly signed and dated proxy card with a later date that is received by Metromile no later than the close of business on January 31, 2022; or

•
by virtually attending the Metromile special meeting via the Metromile special meeting website and requesting that your proxy be revoked, or by virtually attending and voting at the Metromile special meeting via the Metromile special meeting website as described above.

Only your last submitted proxy will be considered.
Execution or revocation of a proxy will not in any way affect a Metromile stockholder’s right to virtually attend and vote at the Metromile special meeting via the Metromile special meeting website.
Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
Metromile, Inc.
Attn: Corporate Secretary
425 Market Street Suite 700
San Francisco, California 94105
(888) 242-5204
If your shares of Metromile common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.
Proxy Solicitation Costs
Metromile is soliciting proxies to provide an opportunity to all Metromile stockholders to vote on the merger proposal and the adjournment proposal, whether or not such Metromile stockholders are able to virtually attend the Metromile special meeting or any adjournment thereof. Metromile will pay all expenses of soliciting proxies from Metromile stockholders. In addition to the solicitation of proxies by mail, Metromile will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Metromile common stock and secure their voting instructions, if necessary. Metromile may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
Metromile has also retained Morrow Sodali to assist in soliciting proxies and in communicating with Metromile stockholders and estimates that it will pay them a fee of approximately $17,000, plus reimbursement for certain reasonable documented out-of-pocket expenses. Metromile also has agreed to indemnify Morrow Sodali against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Metromile or Metromile directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the Internet or other means of communication, including electronic communication. Metromile directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.
Virtually Attending the Metromile Special Meeting
If you wish to virtually attend the Metromile special meeting via the Metromile special meeting website, you must (a) be a Metromile stockholder of record at the close of business on the record date, (b) hold your shares of Metromile common stock beneficially in the name of a broker, bank or other nominee as of the record date or (c) hold a valid proxy for the Metromile special meeting.
You will be able to attend the Metromile special meeting and vote during the Metromile special meeting via a live webcast by visiting www.virtualshareholdermeeting.com/MILE2022SM. We encourage you to allow ample time for online check-in, which will open at 8:45 a.m., Pacific Time. If you hold your shares of Metromile common stock in street name beneficially through a broker, bank or other nominee and you wish to virtually attend and vote at the Metromile special meeting via the Metromile special meeting website, you should contact the bank, broker or other nominee where you hold your account if you have questions about obtaining your control number and attending the Metromile special meeting.
If you plan to virtually attend and vote at the Metromile special meeting via the Metromile special meeting website, Metromile still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the Metromile special meeting via the Metromile special meeting website. Voting your proxy by the Internet, telephone or mail will not limit your right to virtually attend and vote at the Metromile special meeting via the Metromile special meeting website if you later decide to do so.
No Appraisal Rights
Metromile stockholders are not entitled to appraisal or dissenters’ rights in connection with the mergers under Section 262 of the DGCL. See “The Merger — No Appraisal Rights.”
Householding
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This “householding” rule provides greater convenience for Metromile’s stockholders and cost savings for Metromile by reducing the number of duplicate documents that households receive. Also, this allows Metromile to be more environmentally friendly by reducing the unnecessary use of materials. Metromile stockholders with the same address and last name may receive only one copy of this proxy statement/prospectus. Please note that each Metromile stockholder will receive a separate proxy card, which will allow each Metromile stockholder to vote independently. Registered Metromile stockholders (those who hold shares of Metromile common stock directly in their name with Metromile’s transfer agent) may opt out of householding and receive a separate proxy statement/prospectus or other proxy materials by sending a written request to Metromile at the address below.
Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple Metromile stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Metromile will promptly deliver a copy of this proxy statement/prospectus to any Metromile stockholder who received only one copy of these materials due to householding upon request in writing to: Metromile, Inc., Attn: Corporate Secretary, 425 Market Street, Suite 700, San Francisco, California 94105 or by calling (888) 242-5204.

Tabulation of Votes
The Metromile board of directors will appoint an independent inspector of election for the Metromile special meeting. The inspector of election will, among other matters, determine the number of shares of Metromile common stock represented at the Metromile special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Metromile stockholders at the Metromile special meeting.
Adjournments
If a quorum is present at the Metromile special meeting but there are insufficient votes at the time of the Metromile special meeting to approve the merger proposal, then Metromile stockholders will be asked to only vote on the adjournment proposal.
At any subsequent reconvening of the Metromile special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Metromile special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.
Assistance
If you need assistance voting or completing your proxy card, or if you have questions regarding the Metromile special meeting, please contact Morrow Sodali, Metromile’s proxy solicitor for the Metromile special meeting, at:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Tel: Toll-Free (800) 622-5200 or (203) 658-9400
Email: MILE@investor.morrowsodali.com
METROMILE STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGERS. IN PARTICULAR, METROMILE STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
At the Metromile special meeting, Metromile is asking Metromile stockholders to consider and vote upon a proposal to adopt the merger agreement, pursuant to which, at the first effective time, Acquisition Sub I will merge with and into Metromile, with Metromile surviving (the “Initial Surviving Corporation”) as a wholly owned subsidiary of Lemonade. Upon completion of the first merger, Metromile stockholders will be entitled to receive 0.05263 shares of Lemonade common stock for each share of Metromile common stock held by such stockholder immediately prior to the first effective time of the first merger (together with cash in lieu of any fractional shares of Lemonade common stock). Immediately following the first merger, the Initial Surviving Corporation will merge with and into Acquisition Sub II, with Acquisition Sub II surviving as the surviving limited liability company and as a wholly owned subsidiary of Lemonade.
After careful consideration, the Metromile board of directors unanimously: (a) determined that the mergers are fair to and in the best interests of Metromile and its stockholders; (b) approved and declared advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained therein and the transactions contemplated thereby, including the mergers, on the terms and subject to the conditions set forth in the merger agreement; (c) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Metromile stockholders and (d) recommended that Metromile stockholders adopt the merger agreement.
The Metromile board of directors unanimously recommends that Metromile stockholders vote “FOR” the merger proposal.
The mergers and a summary of the terms of the merger agreement are described in more detail under “the mergers” and “the merger agreement,” and Metromile stockholders are encouraged to read the full text of the merger agreement, which is attached as Annex A hereto.
Assuming a quorum is present at the Metromile special meeting, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock entitled to vote at the Metromile special meeting on the merger proposal. Accordingly, an abstention or other failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal. It is a condition to the completion of the mergers that Metromile stockholders approve the merger proposal.
THE METROMILE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL
(PROPOSAL 1)

PROPOSAL 2: ADJOURNMENT OF THE METROMILE SPECIAL MEETING
The Metromile special meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the merger proposal.
Metromile is asking Metromile stockholders to vote in favor of any adjournment of the Metromile special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the merger proposal.
The Metromile board of directors unanimously recommends that Metromile stockholders approve the adjournment proposal
Whether or not a quorum is present at the Metromile special meeting, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Metromile common stock that are virtually present via the Metromile special meeting website or represented by proxy and entitled to vote at the Metromile special meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Metromile stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Metromile special meeting on the adjournment proposal to vote on the adjournment proposal will have the same effect as a vote “AGAINST” the adjournment proposal.
THE METROMILE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL
(PROPOSAL 2)

THE MERGERS
The following is a description of material aspects of the mergers. While Lemonade and Metromile believe that the following description covers the material terms of the mergers, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/ prospectus, including the text of the merger agreement attached as Annex A hereto, for a more complete understanding of the mergers. In addition, important business and financial information about each of Lemonade and Metromile is contained or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
General
Lemonade, Acquisition Sub I, Acquisition Sub II and Metromile have entered into the merger agreement, which provides for the merger of Acquisition Sub I with and into Metromile with Metromile surviving (the “Initial Surviving Corporation”), and subsequently, the merger of the Initial Surviving Corporation with and into Acquisition Sub II with Acquisition Sub II surviving. As a result of the first merger, the separate existence of Acquisition Sub I will cease and as a result of the second merger, the separate existence of the Initial Surviving Corporation will cease and Acquisition Sub II will continue its existence under the the the Delaware Limited Liability Company Act (the “DLLCA”) as the Surviving Company and as a wholly owned subsidiary of Lemonade. The Surviving Company will be renamed “Metromile, LLC.”
Merger Consideration
At the first effective time, each share of Metromile common stock (other than shares held in treasury by Metromile or held directly by Lemonade or Acquisition Sub I (which shares will be cancelled)) that was issued and outstanding immediately prior to the first effective time will be converted into the right to receive 0.05263 shares of Lemonade common stock as well as cash (without interest and less any applicable withholding taxes) in lieu of any fractional shares of Lemonade common stock. At the second effective time, each share of common stock of the Initial Surviving Corporation that was issued and outstanding immediately prior to the second effective time will be cancelled and will cease to exist. Each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the second effective time will remain outstanding as a limited liability interest of the Surviving Company.
The exchange ratio is fixed, which means that it will not change between now and the date of the mergers, regardless of whether the market price of Lemonade or Metromile common stock changes. Therefore, the value of the merger consideration will depend on the market price of Lemonade common stock at the first effective time. The market price of Lemonade common stock has fluctuated since the date of the announcement of the merger agreement and is expected to continue to fluctuate from the date of this proxy statement/prospectus to the date of the Metromile special meeting, through the date the mergers are completed and thereafter. The market price of Lemonade common stock, when received by Metromile stockholders in connection with the mergers, could be greater than, less than or the same as the market price of Lemonade common stock on the date of this proxy statement/prospectus or at the time of the Metromile special meeting. Accordingly, you should obtain current market quotations for Lemonade and Metromile common stock before deciding how to vote on any of the proposals described in this proxy statement/prospectus. Lemonade common stock is traded on the NYSE under the symbol “LMND,” Metromile common stock is traded on the Nasdaq Capital Market under the symbol “MILE” and Metromile warrants are traded on the Nasdaq Capital Market under the symbol “MILEW.”
Background of the Mergers
The Metromile board of directors and the senior management of Metromile periodically review and consider alternatives to protect and enhance the value of Metromile’s business. Metromile considers its strategic options in light of the totality of the circumstances, including current and anticipated business and industry trends, regulatory conditions, member/policyholder interests, short-term and long-term value for the stockholders of Metromile and the impact on constituencies and the ratings environment expected to impact the insurance industry.

On November 24, 2020, INSU Acquisition Corp. II (“INSU”), INSU II Merger Sub Corp. and Metromile Operating Company (formerly known as MetroMile, Inc.) (“Legacy Metromile”) entered into an Agreement and Plan of Merger and Reorganization, as amended on January 12, 2021, with respect to a business combination involving the acquisition by INSU of Metromile Operating Company (the “INSU SPAC transaction”).
In December 2020, the Chief Executive Officer (“CEO”) of Lemonade, Daniel Schreiber (“Mr. Schreiber”), and the then-Chairman of the board of directors of Legacy Metromile, David Friedberg, had an initial discussion relating to potential marketing and business development opportunities between the two companies’ businesses, including opportunities for cross-selling the respective companies’ complementary insurance products. The conversation was focused on operational matters and did not include any discussion of a potential business combination or other strategic transaction between the two companies, and ultimately did not result in further conversations at that time.
On February 9, 2021, the INSU SPAC transaction was completed. As a result of the INSU SPAC transaction, Metromile became a publicly-traded corporation listed on NASDAQ. On February 9, 2021, the closing price per Metromile common share on NASDAQ was $18.00.
On March 30, 2021, Metromile publicly announced the financial results of Metromile Operating Company for the year ended December 31, 2020. The closing price per Metromile common share on NASDAQ on that day was $11.23.
On May 17, 2021, Metromile publicly announced its financial results for the three months ended March 31, 2021. The closing price per Metromile common share on NASDAQ on that day was $6.96.
On August 5, 2021, the Metromile board of directors held its quarterly board meeting. Members of Metromile’s senior management team were present at that meeting and presented Metromile’s financial results for the three and six months ended June 30, 2021 and its lowered growth forecast for the second half of 2021, both of which would be publicly announced on August 9, 2021. Members of Metromile’s senior management team also presented nonpublic internal financial projections for Metromile for fiscal years 2022 through 2024. In light of the recent decline in Metromile’s stock price and the likelihood that the announcements with respect to Metromile’s financial results and lowered growth forecast would lead to a further decline in Metromile’s stock price and create additional challenges for Metromile to execute on its existing strategic growth plan, among other considerations, the Metromile board of directors proposed to form a strategic committee (the “strategic committee”), consisting of John Butler (“Mr. Butler”), Ryan Graves (“Mr. Graves”) and Vikas Singhal (“Mr. Singhal”), to consider and explore potential strategic and business alternatives in an effort to maximize stockholder value. Each of Mr. Butler, Mr. Graves and Mr. Singhal was selected to be a member of the strategic committee given, among other things, their respective expertise and experience in acquiring and selling companies, to assist the Metromile board of directors in fulfilling its responsibility relating to the review, evaluation and negotiation of potential strategic alternatives that could maximize value for Metromile’s stockholders.
On August 9, 2021, Metromile publicly announced its financial results for the three and six months ended June 30, 2021, and its lowered growth forecast for the second half of 2021. As part of that announcement, Metromile disclosed that its policies in force had remained relatively flat quarter-over-quarter, that its contribution margin declined, and that its loss ratio had increased from the prior period. Among the challenges facing Metromile at the time were greater than expected policy cancellations, decreased efficacy of its product messaging to spur premium growth, and industry-wide headwinds, including government-mandated COVID-19 payment extensions and regulatory delays in obtaining approvals for proposed pricing changes for its automobile insurance products.
On August 10, 2021, the closing price per Metromile common share on NASDAQ was $5.40, which represented (i) a 22.5% decline from the previous trading day’s closing price of $6.97, (ii) a 70% decline from the closing price of $18.00 on February 9, 2021 (the day on which the INSU SPAC transaction was completed), and (iii) a 73.5% decline from its high trading price earlier in 2021 of $20.39.
Also on August 10, 2021, Mr. Schreiber contacted a representative of Allen & Company, which was familiar with both Metromile and Lemonade, having previously acted as co-placement agent for the private placement undertaken in connection with the INSU SPAC transaction and as co-bookrunning manager for the initial underwritten public offering and a follow-on underwritten public offering of Lemonade common stock. During a call later that day, representatives of Lemonade discussed with representatives of Allen & Company the potential for a transaction with Metromile.
On August 11, 2021, representatives of Allen & Company contacted Dan Preston, Chief Executive Officer of Metromile (“Mr. Preston”), and, on August 12, 2021, spoke with Mr. Preston to discuss Lemonade’s potential interest in a transaction with Metromile and potential strategic alternatives for Metromile.
On August 13, 2021, Mr. Schreiber contacted Mr. Preston to inquire about Metromile’s interest in exploring potential strategic opportunities with Lemonade. Mr. Schreiber and Mr. Preston agreed to speak via telephone on August 17, 2021. Neither value nor terms were discussed during this conversation.
On August 16, 2021, a meeting of the strategic committee was held with members of Metromile’s senior management team present. At that meeting, the strategic committee discussed with Metromile’s senior management potential strategic and business alternatives for Metromile. Prior to such meeting, members of Metromile’s senior management shared with the strategic committee a list of potential companies to consider for such alternatives, given the strategic rationale and the future growth of Metromile’s business, including (i) Lemonade, (ii) a technology company that provides products and services complementary to Metromile’s products, which had contacted Metromile Operating Company in the second quarter of 2020 to discuss a potential sale of Party A to Metromile Operating Company although discussions at that time had not progressed (“Party A”), and (iii) an established insurance holding company that operates in the automobile insurance industry with which Metromile had held discussions regarding a potential commercial arrangement in July 2021 (“Party B”). After discussion, the strategic committee approved (i) Mr. Preston’s upcoming August 17, 2021 call with Mr. Schreiber regarding a potential strategic transaction with Lemonade, (ii) approaching representatives of Party A to gauge Party A’s interest in a potential strategic transaction with Metromile and (iii) approaching representatives of Party B to gauge Party B’s interest in a potential strategic transaction involving Metromile’s enterprise business solutions business (the “EBS business”). At such meeting, the strategic committee also discussed with Metromile’s senior management the potential engagement of legal and financial advisors to assist Metromile in connection with its exploration of potential strategic alternatives.
On August 16, 2021, Mr. Preston contacted representatives of Party B regarding a potential strategic transaction involving the EBS business. A non-disclosure agreement on customary terms was executed by Metromile and Party B on August 23, 2021, and representatives of Metromile and Party B met later that day to discuss a potential strategic transaction involving the EBS business. On August 26, 2021, representatives of Party B contacted Mr. Preston to confirm that Party B was not interested in pursuing a transaction with Metromile involving the EBS business.
On August 16, 2021, Mr. Preston contacted a representative of Party A to discuss Party A’s potential interest in a strategic transaction with Metromile.
On August 17, 2021, Mr. Schreiber again spoke with Mr. Preston to discuss whether Metromile might be interested in exploring a potential transaction with Lemonade. Mr. Schreiber and Mr. Preston agreed to discuss further on August 23, 2021, after Mr. Preston conferred with representatives of Metromile’s board of directors. Later that day, Mr. Preston updated the strategic committee on his discussions with Mr. Schreiber and the opportunity to speak with Mr. Schreiber again on August 23, 2021. The members of the strategic committee expressed support for Mr. Preston to engage in a follow-up discussion with Mr. Schreiber and for Metromile to enter into a non-disclosure agreement with Lemonade to facilitate further discussions.
Also on August 17, 2021, representatives of Metromile senior management contacted representatives of Kirkland & Ellis LLP (“Kirkland”) to discuss Kirkland’s potential engagement as legal counsel to Metromile, and also held a discussion with Allen & Company regarding Allen & Company’s potential engagement as financial advisor to Metromile, in connection with Metromile’s exploration of potential strategic alternatives.
On August 19, 2021, Metromile sent a draft mutual non-disclosure agreement to Lemonade. The non-disclosure agreement included customary terms relating to confidentiality and included a standstill provision, with a fall-away provision upon the entry or public announcement of certain acquisition transactions. Metromile and Lemonade executed the non-disclosure agreement on August 20, 2021.

On August 23, 2021, representatives of Metromile gave a presentation on Metromile’s business to representatives of Lemonade, and Mr. Preston and Mr. Schreiber discussed Lemonade’s potential interest in acquiring Metromile. Neither value nor terms was discussed during this presentation.
On August 24, 2021, representatives of Lemonade contacted representatives of Metromile to discuss potential next steps, including topics and questions for further discussion. Neither value nor terms was discussed during this conversation.
On August 26, 2021, the Metromile board of directors held a meeting at which members of Metromile senior management and representatives of Cooley LLP (“Cooley”), Metromile’s corporate counsel, and Allen & Company were also present. At that meeting, Mr. Preston provided an update on the discussions with Lemonade and his preliminary conversations with Party A and Party B. The Metromile board of directors also approved and formalized the formation of the strategic committee and further approved that the strategic committee would be responsible for decisions regarding the identification of third parties that would be included in Metromile’s outreach to potential strategic partners and that the strategic committee would not enter into exclusivity with a potential strategic partner, nor negotiate on price, without the Metromile board of directors’ input and direction. Representatives of Cooley also provided the Metromile board of directors with an overview of its fiduciary duties in the context of the exploration of potential strategic alternatives. In order to enable Metromile to better understand potential alternatives available to it in light of the inbound interest from Lemonade and the preliminary conversations with Party A, Allen & Company suggested that Metromile consider contacting selected third parties that might be interested in a strategic transaction with Metromile and could potentially provide long-term value to Metromile’s stockholders. Allen & Company noted that, given the small group of potential strategic partners that might be considered viable candidates, a tailored strategic approach to certain potential counterparties could provide Metromile with a sense of the potential strategic alternatives available to it in the near term and discussed with the Metromile board of directors certain potential companies (in addition to Lemonade and Party A) that could be considered. After discussion, the Metromile board of directors approved approaching certain additional companies, taking into account, among other factors, the strategic fit for Metromile’s business, the rationale for a potential transaction and the perceived likelihood of engaging in discussions regarding a potential strategic transaction that could be actionable in the near term, in order to gauge their interest in a potential strategic transaction with Metromile. The Metromile board of directors also indicated its desire that Metromile’s management team continue to engage in discussions with Lemonade and Party A.
On August 31, 2021 and September 1, 2021, senior executives of Metromile and Lemonade met in-person and via video conference to continue discussions regarding a potential transaction and for follow-up due diligence sessions regarding the topics discussed on August 24, 2021. Neither value nor terms was discussed during these discussions. At the September 1, 2021 meeting, Mr. Schreiber initiated an initial discussion with Mr. Preston regarding the possibility that Mr. Preston continue his involvement with Metromile’s business as an employee of Lemonade post-closing. Mr. Schreiber and Mr. Preston did not discuss any potential compensation terms at this time. Following the September 1, 2021 meeting, Mr. Preston informed members of the strategic committee of Mr. Preston’s discussion with Mr. Schreiber and it was agreed that Mr. Preston would not discuss the terms or other details of any such employment with Lemonade post-closing without authorization from the strategic committee or the Metromile board of directors.
On September 1, 2021, in accordance with Metromile’s directives, Allen & Company spoke with Party A’s financial advisor regarding Party A’s potential interest and timing considerations in pursuing a potential transaction with Metromile. Party A’s financial advisor noted that Party A was considering another potential transaction at that time, which was viewed as a priority for Party A. Allen & Company suggested that Party A follow-up with members of Metromile’s senior management if additional information was needed to assess the synergy potential for a transaction.
From September 2, 2021 to September 21, 2021, in accordance with the directives of the Metromile board of directors, representatives of Allen & Company contacted and held discussions on behalf of Metromile with representatives of the additional companies approved by the Metromile board of directors at its August 26, 2021 board meeting. None of these companies executed a non-disclosure agreement and each declined to proceed with discussions with Metromile and its representatives regarding a potential strategic transaction with Metromile.

On September 6, 2021, a representative of Lemonade provided Mr. Preston with a list of additional due diligence questions. On that same day, in accordance with Metromile’s directives, Allen & Company spoke with Lemonade’s outside advisors regarding potential next steps. Neither value nor terms was discussed during this conversation.
On September 8, 2021, representatives of Lemonade spoke with representatives of Metromile regarding due diligence matters and the terms of a potential transaction between Metromile and Lemonade. Later on September 8, 2021, Lemonade sent an initial draft term sheet outlining the basic parameters for a potential transaction between Metromile and Lemonade (the “term sheet”). The initial term sheet contemplated, among other things, an exchange ratio equal to one share of Lemonade common stock for every 19 shares of Metromile common stock, and a 60-day exclusivity period.
On September 9, 2021, in accordance with Metromile’s directives, Allen & Company spoke with Lemonade’s outside advisors regarding the proposed exchange ratio and certain other items included in Lemonade’s term sheet.
On September 13, 2021, the strategic committee held a meeting at which members of senior management and representatives of Cooley, Kirkland and Allen & Company were also present. Mr. Preston and Allen & Company provided an update on the conversations with Lemonade and its outside advisors regarding the term sheet. The strategic committee agreed to provide Lemonade with certain additional financial and other information that the strategic committee believed would result in Lemonade improving the exchange ratio to Metromile’s benefit. At this meeting, the strategic committee also discussed certain other potential companies (in addition to Lemonade, Party A and the companies approved by the Metromile board of directors at its August 26, 2021 meeting) that might potentially be interested in a strategic transaction with Metromile, including a public company in the automotive space (“Party C”). After discussion, the strategic committee approved approaching representatives of Party C, taking into account, among other factors, the strategic fit for Metromile’s business, the rationale for a potential transaction and the perceived likelihood of engaging in discussions regarding a potential strategic transaction that could be actionable in the near term, in order to gauge Party C’s interest in a potential strategic transaction with Metromile.
On September 14, 2021, in accordance with Metromile’s directives, Allen & Company spoke with a representative of Lemonade to relay the Metromile strategic committee’s feedback and agreement to provide additional financial and other information relating to Metromile in a follow-up due diligence session.
Between September 19, 2021 and September 29, 2021, representatives of Allen & Company held discussions in the ordinary course with representatives of Party C and, in accordance with Metromile’s directives, inquired as to Party C’s potential interest in a strategic transaction with Metromile.
On September 21, 2021, representatives of Metromile met virtually with representatives of Lemonade to discuss the potential transaction and for Metromile to provide additional information on Metromile’s business.
On September 23, 2021, Lemonade provided to Allen & Company a verbal non-binding indication of interest to acquire Metromile at an exchange ratio equal to one share of Lemonade common stock for every 18 shares of Metromile common stock.
Over the course of the first three weeks in September 2021, members of Metromile’s senior management had telephonic discussions with representatives of Party A and its financial advisor to further discuss Party A’s potential interest in a strategic transaction with Metromile. To facilitate further discussions regarding a potential transaction with Party A, a non-disclosure agreement on customary terms was executed by Metromile and Party A on September 23, 2021, which included a standstill provision, with a fall-away provision upon the entry or public announcement of certain acquisition transactions, and Party A commenced its due diligence review of Metromile and its business. Also on September 23, 2021, representatives of Metromile met with representatives of Party A to discuss a potential transaction and for Metromile to provide additional information on Metromile’s business. On September 30, 2021, Party A was provided with a summary of the July Metromile forecasts (as further described in the section “Certain Financial Forecasts Utilized by Metromile in Connection with the Mergers”).

On September 27, 2021, the strategic committee held a meeting with members of Metromile senior management and representatives of Kirkland, Allen & Company and Cooley. Mr. Preston and Allen & Company updated the strategic committee on the conversations with Party A and its financial advisor, noting that, while Party A indicated that it was interested in exploring a potential strategic transaction with Metromile, Party A previously mentioned that it was considering another potential transaction as a priority and was significantly behind in its assessment of potential synergies and due diligence process relative to Lemonade. Metromile’s senior management team indicated that they would continue to encourage Party A to advance its due diligence review of Metromile. Allen & Company also updated the strategic committee on the progress of Metromile’s outreach to the additional companies approved by the Metromile board of directors at its August 26, 2021 meeting, and that all such companies had declined to proceed with discussions with Metromile and its representatives regarding a potential strategic transaction with Metromile. Allen & Company also updated the strategic committee on the progress of Metromile’s outreach to Party C, indicating that Party C had not yet indicated if it was interested in engaging in discussions regarding a strategic transaction with Metromile. Allen & Company also provided an overview of selected analysts’ perspectives on Lemonade and certain financial information relating to Lemonade and Metromile. The strategic committee then discussed potential responses to Lemonade’s term sheet and Lemonade’s September 18, 2021 verbal non-binding indication of interest to acquire Metromile at an exchange ratio equal to one share of Lemonade common stock for every 18 shares of Metromile common stock and, after such discussion, instructed Allen & Company to submit a counterproposal to Lemonade on behalf of Metromile for a transaction with an exchange ratio that reflected approximately 20-25% premium to Metromile’s current market price (or an exchange ratio of one share of Lemonade common stock for every 14.4-15.0 shares of Metromile common stock).
On September 28, 2021, in accordance with the directives of the strategic committee, representatives of Allen & Company sent Metromile’s proposed summary of key terms to Lemonade, which contemplated an exchange ratio in the range specified by the strategic committee. This summary of key terms did not include an exclusivity provision.
On September 29, 2021, a representative of Party C spoke with a representative of Allen & Company and indicated that Party C had decided not to proceed with discussions with Metromile and its representatives regarding a potential strategic transaction with Metromile.
On September 30, 2021, Lemonade sent an updated term sheet to representatives of Allen & Company, which included an exchange ratio of one share of Lemonade common stock for every 17.5 shares of Metromile common stock and a 60-day exclusivity period.
Also on September 30, 2021, a meeting of the strategic committee was held at which members of Metromile senior management and representatives of Kirkland, Allen & Company and Cooley were also present. At that meeting, the strategic committee received a report on the status of discussions with Lemonade and Party A and discussed potential proposed responses to Lemonade’s revised term sheet. Mr. Preston also reported that Party A was working diligently to advance its due diligence review of Metromile and its business and to submit a proposal prior to Metromile’s scheduled board meeting on October 5, 2021. Allen & Company noted that (i) Lemonade’s third quarter 2021 financial results were scheduled to be publicly announced in early November 2021, (ii) Lemonade had discussed that, based on Lemonade’s estimates at such time, such financial results were then preliminarily expected to exceed analysts’ consensus expectations, and (iii) Lemonade was willing to proceed and target the execution of a definitive agreement for a transaction by or before public announcement of Lemonade’s third quarter 2021 financial results. After discussion, the strategic committee agreed to provide Lemonade with a revised term sheet which: (i) contemplated an exchange ratio of one share of Lemonade common stock for every 15 shares of Metromile common stock; (ii) included the right for Metromile to sell Metromile’s EBS business prior to the closing of any transaction with Lemonade and distribute the cash proceeds from such sale as a dividend to Metromile’s stockholders (the “EBS business sale right”); and (iii) deleted the exclusivity provision.
On October 1, 2021, senior management of Metromile, together with representatives of Allen & Company, had a call with representatives of Lemonade to review selected metrics of Lemonade’s preliminary financial results for the third quarter of 2021. These selected metrics compared favorably to the midpoint of Lemonade’s prior guidance and then current Wall Street analysts’ consensus estimates for Lemonade for the third quarter of 2021.

On October 2, 2021, in accordance with the directives of the strategic committee, representatives of Allen & Company sent Metromile’s updated term sheet to Lemonade reflecting the terms approved by the strategic committee on September 30, 2021, as well as a summary of the July Metromile forecasts.
On October 3, 2021, Lemonade sent a revised term sheet to representatives of Allen & Company, which included an exchange ratio of one share of Lemonade common stock for every 17.5 shares of Metromile common stock and retained the EBS business sale right. This term sheet included a 60-day exclusivity provision.
On October 4, 2021, Mr. Preston had a conversation with representatives of Party A regarding the status of Party A’s due diligence review of Metromile and Party A’s progress toward submitting a proposal for a strategic transaction with Metromile.
On October 5, 2021 and October 6, 2021, the Metromile board of directors held meetings of the full board at which members of Metromile senior management and representatives of Kirkland, Allen & Company and Cooley were also present. At those meetings, representatives of Kirkland presented on the Metromile board of directors’ fiduciary duties in the context of a potential strategic transaction, and Metromile’s management team presented financial forecasts for Metromile’s business, including the July Metromile forecasts, and previewed with the Metromile board of directors certain metrics and financial results for Metromile for the three and nine months ended September 30, 2021 and the likelihood that Metromile would again need to revise downward its already lowered public growth forecasts for the remainder of 2021. Mr. Preston also provided an update on the discussions with Party A, noting that Metromile’s management team had encouraged Party A to accelerate its due diligence review of Metromile in order to submit a proposal for a potential strategic transaction with Metromile prior to Metromile’s October 5, 2021 board meeting, but that Party A did not submit a proposal. Mr. Preston explained that Party A had indicated that it remained interested in exploring a potential strategic transaction with Metromile, but that Party A’s board of directors had instructed Party A’s management team to focus its efforts and resources in the near term on a different M&A opportunity then in process. As a result, Party A indicated that it was not likely to provide a formal proposal for a strategic transaction with Metromile, if at all, for at least another four to six weeks. In contrast, Lemonade was willing to proceed to negotiation and finalization of a definitive agreement with respect to the mergers on a more timely basis, but had, in its conversations with Metromile’s management team and Allen & Company, conditioned its further engagement on Metromile’s agreement to engage in exclusive negotiations with Lemonade. Lemonade had indicated its willingness to execute a definitive agreement with Metromile by its earnings announcement date in early November 2021, and that, if Metromile were not willing to enter into a period of exclusive negotiations consistent with that timeline, Lemonade would disengage from further discussions with Metromile at that time and focus on its own earnings release and previously announced initiative to bring to market its own automobile insurance solution, which was already in process.
The Metromile board of directors considered and discussed Lemonade’s desired approach regarding the timeline for a transaction, Lemonade’s third quarter financial results that Lemonade previously previewed with representatives of Metromile, Metromile’s third quarter financial results and the need to revise downward Metromile’s already lowered growth projections for the remainder of 2021, the likely effect of those upcoming announcements on the relative stock prices of Lemonade and Metromile, the risks inherent in waiting to re-engage with Lemonade until after such announcements were made, including risks to the potential value that could be obtained for Metromile’s stockholders in any business combination transaction with Lemonade at such time, and other factors, including the challenges facing Metromile with respect to its ability to execute on its stand-alone plan without raising additional capital in the near term and the potential terms and dilutive effect of any such potential capital raise. After such discussion, the Metromile board of directors authorized Metromile’s senior management team, with the assistance of Metromile’s legal and financial advisors, to negotiate final terms of a potential business combination transaction with Lemonade and its advisors, and to enter into a period of exclusive negotiations to finalize definitive agreements. The Metromile board of directors also discussed with Metromile’s management and legal and financial advisors the terms of Lemonade’s revised term sheet and potential counterproposals. After such discussion, the Metromile board of directors authorized Allen & Company, on behalf of Metromile, to submit to Lemonade a revised term sheet that included the following terms: (i) an exchange ratio of one share of Lemonade common stock for every 16.5 shares of Metromile common stock; (ii) the EBS business sale right; and (iii) an exclusivity period that would expire on the day immediately prior to the date on which Lemonade was scheduled to announce its financial results for the third quarter of 2021. The Metromile board of directors indicated its desire to execute a definitive agreement with respect to a business combination transaction with Lemonade on acceptable terms prior to the announcement by each party of its financial results for the third quarter of 2021.
Following the conclusion of that board meeting, on October 6, 2021, in accordance with the directives of the Metromile board of directors, representatives of Allen & Company sent Metromile’s updated term sheet to Lemonade reflecting the terms as outlined by the Metromile board of directors. On that day, the closing per share price of Lemonade common stock was $64.06, and the closing per share price of Metromile common stock was $3.50.
On the morning of October 7, 2021, representatives of Lemonade contacted representatives of Allen & Company to propose an exchange ratio of one share of Lemonade common stock for every 17 shares of Metromile common stock, but without the inclusion of the EBS business sale right. The representatives of Lemonade noted that Lemonade would agree to Metromile’s revised exclusivity provision. On that same day, representatives of Allen & Company updated the Metromile board of directors regarding Lemonade’s revised proposal, and the Metromile board of directors indicated its approval for Metromile to enter into the revised term sheet. Later in the day on October 7, 2021, Metromile and Lemonade executed the term sheet reflecting such terms.
On October 8, 2021, Lemonade submitted a preliminary due diligence request list to representatives of Allen & Company in respect of the potential transaction.
On October 10, 2021, representatives of Latham & Watkins LLP (“Latham & Watkins”) and Amar, Reiter, Jeanne, Shochatovitch & Co. (“AYR”), legal counsels to Lemonade, and Kirkland had an introductory call to discuss preliminary issues and process considerations for the definitive documentation in respect of the potential transaction and due diligence efforts.
On October 13, 2021, representatives of Lemonade, Latham & Watkins and AYR were provided with access to a virtual data room (the “data room”) for purposes of conducting a detailed due diligence review of Metromile and its business. Over the course of the next several weeks, Lemonade engaged in a detailed due diligence review of Metromile, which involved the review of materials in the data room as well as numerous virtual, telephonic and in-person meetings and conversations with Metromile’s management team. Concurrently during that time, representatives of Metromile and its advisors also conducted a due diligence review of Lemonade.
On October 14, 2021, the July Metromile forecasts were made available to a representative of Lemonade, which were consistent with the summary provided on October 2, 2021.
On October 19, 2021, representatives of Latham & Watkins sent an initial draft of a proposed definitive merger agreement to representatives of Kirkland.
On each of October 21, 2021 and October 25, 2021, the strategic committee held meetings with representatives of Kirkland and Allen & Company in attendance. In each such meeting, Mr. Preston provided an update on Lemonade’s due diligence efforts. Representatives of Kirkland also discussed the terms of Lemonade’s initial draft of the merger agreement and potential responses to the terms proposed by Lemonade and other matters relating to the proposed transaction.
On October 18, 2021 and October 19, 2021, senior executives of Metromile and Lemonade met in person and via video conference to continue the due diligence process and discussions regarding a potential combination of the parties’ businesses. At the October 18, 2021 meeting, Mr. Schreiber initiated a second discussion with Mr. Preston regarding the possibility that Mr. Preston continue his involvement with Metromile’s business as an employee of Lemonade post-closing. Mr. Schreiber and Mr. Preston did not discuss any potential compensation terms at this time. See “Interests of Metromile’s Directors and Executive Officers in the Merger — New Compensation Arrangements with Lemonade” for further information. On October 27, 2021, Metromile’s executive officers, following a discussion with and approval by the strategic committee and the compensation committee of Metromile’s board of directors (the “compensation committee”), and after consideration by the strategic committee and the compensation committee regarding the progress that had been made to date on finalizing the terms of the proposed transaction and in view of the material economic terms having been previously agreed, engaged the law firm Withers Bergman LLP to serve as their independent employment counsel with respect to certain post-closing employment matters with Lemonade (see further discussion in the section titled “Interests of Metromile’s Directors and Executive Officers in the Mergers”).
Following the October 25, 2021 meeting of the strategic committee, on October 26, 2021, representatives of Kirkland provided a revised draft of the definitive merger agreement to representatives of Latham & Watkins.
Between October 26, 2021 and November 8, 2021, representatives of Latham & Watkins and representatives of Kirkland exchanged drafts of the merger agreement, voting and support agreement and ancillary transaction documents, and together with representatives of Metromile, Lemonade, and Allen & Company, held numerous virtual and telephonic meetings to discuss and negotiate the terms of the merger agreement and other definitive agreements for the transaction.
On October 27, 2021, the compensation committee met to discuss matters relating to employee retention arrangements, the treatment of Metromile’s equity awards in the mergers, and certain related provisions of the merger agreement. Members of Metromile senior management and Kirkland were also present at that meeting.
On October 29, 2021, representatives of Latham & Watkins sent an initial draft of the voting and support agreement to representatives of Kirkland. Lemonade proposed that the voting and support agreement be executed by the supporting stockholders pursuant to which the supporting stockholders would agree, among other things, to vote all of their shares in Metromile in favor of the transaction. For more information, please see “Voting and Support Agreement.”
Also on October 29, 2021, a meeting of the Metromile board of directors was held at which members of Metromile senior management and representatives of Kirkland and Allen & Company were also present. At that meeting, Mr. Preston provided an update regarding the discussions with Lemonade and representatives of Kirkland reviewed with the Metromile board of directors the outstanding material legal issues relating to the transaction agreements. Mr. Preston also notified the Metromile board of directors that representatives of Lemonade had indicated to him that Lemonade’s due diligence review of Metromile had uncovered some items that could change its view on the value of the transaction to Lemonade, but that Lemonade had not yet proposed a change to the exchange ratio of one share of Lemonade common stock for every 17 shares of Metromile common stock that was contemplated by the executed term sheet. During the October 29, 2021 meeting, representatives of Metromile discussed selected metrics of the October Metromile forecasts, which later that day were provided in full to the Metromile board of directors (as further described in the section “Certain Financial Forecasts Utilized by Metromile in Connection with the Mergers”).
Following such meeting, representatives of Kirkland sent representatives of Latham & Watkins a revised draft of the voting and support agreement.
On November 1, 2021, Metromile provided the October Metromile forecasts to Lemonade in the virtual data room.
Also on November 1, 2021, representatives of Latham & Watkins sent a revised draft of the merger agreement to representatives of Kirkland.
On November 2, 2021, the compensation committee met to discuss matters relating to compensation and retention-related matters with respect to, and in light of, the proposed transaction. Representatives of Kirkland and Cooley were also present at that meeting, as well as members of Metromile’s senior management for portions of the meeting. At that meeting, the compensation committee approved Mr. Preston engaging in negotiations with Lemonade regarding the terms of his post-closing employment, and Mr. Preston signed an offer letter regarding such post-closing employment on November 8, 2021. For more information, please see the section titled “Interests of Metromile’s Directors and Executive Officers in the Mergers.”
Between November 2, 2021 and November 4, 2021, Colin Bryant, the chair of the compensation committee, connected with each member of the Metromile board of directors (other than members of the compensation committee and Mr. Preston) to inform them of this approval by the compensation committee and to confirm their agreement with such approval.
On November 3, 2021, Lemonade publicly announced the launch of its own automobile insurance product. On that date, the closing price per share of Lemonade common stock was $72.06, and the closing per share price of Metromile common stock was $3.29.
On November 4, 2021, senior management of Metromile, together with representatives of Allen & Company, had a call with representatives of Lemonade to discuss Lemonade’s upcoming financial results for the third quarter of 2021 and anticipated new guidance for fiscal year 2021. Consistent with Lemonade’s prior preliminary views, such financial results compared favorably to the midpoint of Lemonade’s prior guidance and then-current Wall Street analysts’ consensus estimates for Lemonade for the third quarter. Lemonade’s expected new guidance for the fiscal year 2021 was generally in line with prior guidance, with slightly higher revenue as compared to guidance and Wall Street analysts’ consensus estimates, but with a greater amount of investment (more negative EBITDA loss) as compared to Wall Street consensus estimates and prior guidance.
Also on November 4, 2021, a meeting of the strategic committee was held at which members of Metromile senior management and representatives of Kirkland and Allen & Company were also present. Earlier that day, representatives of Lemonade contacted Metromile management and representatives of Allen & Company to state that, given the relative divergence of the trading prices of Metromile shares and Lemonade shares since the date on which the parties agreed to execute the term sheet, as well as certain items Lemonade had discovered during the course of its due diligence review of Metromile, Lemonade was no longer willing to proceed with the transaction at an exchange ratio of one share of Lemonade common stock for every 17 shares of Metromile common stock, as contemplated by the term sheet, but would be willing to proceed with the transaction if the exchange ratio were revised to one share of Lemonade common stock for every 21 shares of Metromile common stock. After discussion, the strategic committee determined to authorize a counterproposal to Lemonade to revise the exchange ratio to one share of Lemonade common stock for every 18.5 shares of Metromile common stock, conditioned on Lemonade’s agreement to certain terms of the merger agreement relating to deal protections, which the parties had been negotiating but that had not been agreed upon.
On November 5, 2021, the strategic committee met with members of Metromile senior management and representatives of Kirkland and Allen & Company. Allen & Company noted that it had submitted Metromile’s revised proposal to Lemonade as directed by the strategic committee at its meeting on November 4, 2021, and that Lemonade had not agreed to the counterproposal but had provided verbal feedback regarding a potential path to the resolution of the outstanding points, including that Lemonade could potentially agree to an exchange ratio of one Lemonade share for every 19 shares of Metromile common stock. The strategic committee, members of Metromile senior management and representatives of Kirkland and Allen & Company also discussed potential responses to Lemonade.
On November 6, 2021, representatives of Kirkland sent a revised draft of the merger agreement to representatives of Latham & Watkins and representatives of Metromile, Lemonade and their respective legal advisors met to discuss the draft merger agreement.
On November 7, 2021, representatives of Latham & Watkins sent a revised draft of the merger agreement and voting and support agreement to representatives of Kirkland. The draft of the merger agreement included, among other things, placeholders for the exchange ratio and amount of the termination fee.
On the evening of November 7, 2021, the Metromile board of directors held a virtual meeting at which Metromile’s senior management team and representatives of Kirkland and Allen & Company also were present. Representatives of Kirkland reviewed the framework for the Metromile board of directors’ decision-making process in evaluating a potential transaction with Metromile, as well as the fiduciary duties of the board members. Representatives of Kirkland then provided an overview of the negotiation process to date, as well as a presentation regarding the material terms of the draft merger agreement and the draft voting and support agreement. Specifically, representatives of Kirkland noted that Lemonade had communicated that it would agree to an exchange ratio of one share of Lemonade common stock for every 19 shares of Metromile common stock, but that certain other terms of the merger agreement and voting and support agreement relating to deal protections and termination rights remained outstanding. Also at this meeting, Allen & Company reviewed with the Metromile board of directors its preliminary financial analysis of the exchange ratio. In advance of this meeting, Allen & Company provided certain updated information to the Metromile board of directors regarding Allen & Company’s material relationships with Metromile and Lemonade during the preceding two-year period (this information was consistent with similar information regarding Allen & Company initially provided to the Metromile board of directors on October 6, 2021). After discussion, in order to secure the transaction, the members of the Metromile board of directors determined to agree to the proposed exchange ratio and to many of the proposed material terms of the merger agreement proposed by Lemonade that remained outstanding. The Metromile board then further discussed the advantages and risks of the mergers that are described below in greater detail under the sections titled “The Merger — Reasons for the Merger; Recommendation of Metromile Board of Directors.”
Following such meeting, on the evening of November 7, 2021, representatives of Kirkland sent a revised draft of the merger agreement to representatives of Latham & Watkins.
On the morning of November 8, 2021, the Metromile board of directors held a virtual meeting with representatives of Kirkland in attendance. Representatives of Metromile’s management team and Allen & Company were also in attendance for portions of the meeting. Representatives of Kirkland provided a presentation regarding the final terms of the merger agreement and the voting and support agreement. Allen & Company then reviewed with the Metromile board of directors its financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion dated November 8, 2021, to the Metromile board of directors to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to holders of Metromile common stock (other than, to the extent applicable, Lemonade, Acquisition Subs and their respective affiliates). After further discussions, and taking into account the factors described below in greater detail under the sections titled “The Merger — Reasons for the Merger; Recommendation of the Metromile Board of Directors,” the Metromile board of directors unanimously: (i) determined that the mergers are fair to and in the best interests of Metromile and its stockholders; (ii) approved and declared advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained therein and the transactions contemplated by the merger agreement, including the mergers, all on the terms and subject to the conditions contained therein; (iii) authorized and approved, for all purposes under Section 203 of the Delaware General Corporation Law, the merger agreement and the transactions and other documents and agreements contemplated by the merger agreement and such other documents and agreements, including the voting and support agreements; (iv) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Metromile’s stockholders; and (v) recommended that Metromile’s stockholders adopt the Merger Agreement.
On November 8, 2021, the board of directors of Lemonade approved the execution and delivery of the merger agreement, the performance by Lemonade of its covenants and agreements contained therein and the consummation of the transactions contemplated by the merger agreement, including the mergers, and the issuance of shares of Lemonade common stock in connection therewith.
Immediately after the closing of trading markets on November 8, 2021, Metromile, the Acquisition Subs and Lemonade entered into the merger agreement and the supporting stockholders and Lemonade entered into the voting and support agreements, and Metromile and Lemonade issued a joint press release announcing the mergers.
Metromile’s Reasons for the Mergers
The Metromile board of directors held a meeting on November 8, 2021, at which the Metromile board of directors unanimously: (i) determined that the mergers are fair to and in the best interests of Metromile and its stockholders; (ii) approved and declared advisable the execution and delivery of the merger agreement, the performance by Metromile of its covenants and agreements contained therein and the transactions contemplated by the merger agreement, including the mergers, on the terms and subject to the conditions contained therein; (iii) authorized and approved, for all purposes under Section 203 of the Delaware General

Corporation Law, the merger agreement and the transactions and other documents and agreements contemplated by the merger agreement and such other documents and agreements; (iv) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Metromile’s stockholders; and (v) recommended that Metromile’s stockholders adopt the merger agreement.
In evaluating the mergers, the Metromile board of directors consulted with Metromile’s management and legal and financial advisors and, in reaching its determinations, the Metromile board of directors considered a number of factors, including the following material factors (not necessarily in order of importance) which they viewed as supporting its unanimous decision to approve the merger agreement:
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Benefits of a Combination with Lemonade

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All-Stock Consideration.   As a result of the all-stock merger consideration, upon completion of the mergers, former Metromile stockholders are expected to own approximately 9.9% of the outstanding shares of Lemonade common stock, which will provide such stockholders with an opportunity to participate in the future earnings and growth of Lemonade and indirectly, Metromile, including any appreciation that may be reflected in the value of the combined company (including any resulting synergies).

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Fixed Exchange Ratio.   The exchange ratio is fixed, which affords Metromile stockholders the opportunity to benefit from any potential appreciation in the value of Lemonade common stock after the announcement of the mergers. The exchange ratio resulted from extensive negotiation between the parties and, as a result, the Metromile board of directors believes that the final exchange ratio represented the highest value that Metromile could obtain from Lemonade.

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Potential Stockholder Value in Light of Available Alternatives.   The Metromile board of directors, with the assistance of the strategic committee and Metromile’s senior management and legal and financial advisors, reviewed potential strategic alternatives for Metromile in light of its current and projected financial position and results of operations, the challenges it faces in growing its core business operations as a stand-alone company (including its projected need to raise additional capital in the near term), and its historical and projected ability to execute on its long-term stand-alone plan, in order to identify the course of action that would, in the Metromile board of directors’ opinion, create the most value for Metromile stockholders. The Metromile board of directors believes, after such review of potential strategic alternatives and Metromile’s prospects and challenges as a stand-alone company, that the mergers with Lemonade are a superior alternative to the other alternatives available to Metromile, including remaining a stand-alone public company, considering the potential stockholder value that might result from such alternatives, the feasibility of such alternatives and the risks and uncertainties associated with pursuing such alternatives relative to the mergers with Lemonade.

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Exchange Ratio.   Based on the closing price of Lemonade common stock on November 5, 2021, the last full trading day before the public announcement of the mergers, the exchange ratio represented an implied value of $3.66 per share and a premium of approximately 18.8% to Metromile’s closing price on November 5, 2021.

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Complementary Businesses.   The belief of the Metromile board of directors that Metromile’s stockholders will be positioned to enjoy the benefits of combining Metromile’s business with Lemonade’s business, including from the following:

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the opportunity to combine with a well-capitalized company with a strong balance sheet and improved liquidity relative to Metromile as a stand-alone company, and the ability of Lemonade to fund additional growth capital for Metromile’s business;

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Lemonade’s position in the insurance industry, which the Metromile board of directors believes will provide growth opportunities through bundling, cross-selling and economies of scale that may benefit Metromile’s stockholders as a result of the mergers as compared to Metromile continuing as a stand-alone company;

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the fact that Lemonade’s core business has been to offer insurance products that are complementary but not overlapping with Metromile’s core automobile insurance products through technology-enabled platforms and processes, which aligns well with Metromile’s business; and

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the potential for the mergers to enhance Metromile’s ability to compete effectively in existing market environments and expand into additional markets, including the ability to capitalize on new growth opportunities and economies of scale by having access to Lemonade’s broad customer base and market experience.

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Tax Considerations.   The fact that the mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with the result that U.S. holders of shares of Metromile common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of any portion of the merger consideration delivered in the form of Lemonade common stock.

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Opinion of Metromile’s Financial Advisor.   The opinion dated November 8, 2021, of Allen & Company to the Metromile board of directors as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for in the merger agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion and is more fully described in the section entitled “Opinion of Metromile’s Financial Advisor”.

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Likelihood of Completion.   The likelihood that the mergers will be completed, taking into account Lemonade’s strong financial condition, the extensive due diligence performed by Lemonade and the commitments by Lemonade to obtain applicable approvals under regulatory laws pursuant to the merger agreement.

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Terms of the Merger Agreement.   As more fully described in the section titled “The Merger Agreement”, the Metromile board of directors, together with Metromile’s legal counsel, carefully reviewed the structure of the proposed mergers and the other terms of the merger agreement, including but not limited to:

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that Metromile and Lemonade have agreed to use their respective reasonable best efforts to complete the mergers and obtain the consents and approvals required under applicable insurance and antitrust laws, including the obligation of Lemonade to agree to conditions imposed by regulators to obtain such consents and approvals for the mergers unless such conditions would or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Metromile or Lemonade, respectively, or the aggregate economic benefits that Lemonade reasonably expects to receive from the mergers; and

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the right of the Metromile board of directors to respond to unsolicited acquisition proposals, and certain reasonably unforeseeable events or developments, by changing or withdrawing its recommendation to Metromile’s stockholders with respect to the adoption of the merger agreement, generally subject to the payment to Lemonade of the termination fee of $12.5 million if the merger agreement is terminated after such a change or withdrawal of such recommendation. The Metromile board of directors also considered the provisions in the merger agreement restricting Metromile’s ability to solicit alternative transactions or unilaterally to terminate the merger agreement to accept an alternative transaction, and determined in its reasonable judgment that, in light of Metromile’s ability to respond to alternative proposals and the ability of the Metromile board of directors to change or withdraw its recommendation to Metromile’s stockholders with respect to the adoption of the merger agreement, as described in the preceding sentence, such provisions would not preclude other interested third parties from submitting a competing offer for Metromile. In particular, the Metromile board of directors considered the size of the “break-up” termination fee and the related termination rights of the parties and determined that they were reasonable in light of the benefits of the mergers and would not, in the Metromile board of directors’ judgment, preclude other interested third parties, if any, from making a competing offer for Metromile.

The Metromile board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the mergers and the merger agreement, including the following (not necessarily in order of relative importance):
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Fixed Exchange Ratio.   The fact that the merger consideration is based on a fixed exchange ratio rather than a fixed value, and, as such, Metromile stockholders cannot be certain at the time of the

Metromile special meeting of the market value of the merger consideration they will receive, and the possibility that Metromile stockholders could be adversely affected by a decrease in the trading price of Lemonade common stock before the closing of the mergers.
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Interests of Metromile Officers and Directors.   The fact that certain of Metromile’s officers and directors may have interests in the mergers that are different from, or in addition to, the interests of Metromile’s stockholders (as more fully described in the section titled “The Merger — Interests of Metromile’s Directors and Executive Officers in the Mergers”).

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Risks Associated with the Pendency of the Mergers.   The risks and costs relating to the announcement and pendency of the mergers, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Metromile’s business during the period between the execution of the merger agreement and the completion of the mergers. Additionally, the Metromile board of directors considered the possibility that the mergers may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Metromile or Lemonade, including the failure to obtain any required insurance regulatory or antitrust consent or approval, which could result in significant costs and disruptions to Metromile’s normal business, and including that Metromile’s stockholder may not approve adoption of the merger agreement.

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Termination Fees and Expenses.   The fact that Metromile would be required to pay Lemonade a termination fee of $12.5 million if, among other things, the merger agreement were terminated by Lemonade in connection with a change in the Metromile board of directors’ recommendation to the Metromile stockholders with respect to adoption of the merger agreement. Although the Metromile board of directors believed that this termination fee is reasonable in light of the benefits of the mergers, it is possible that such termination fee, either alone or together with other terms of the merger agreement, could discourage other potential interested third parties, if any, from making a competing offer for Metromile. In addition, Metromile will generally be required to pay its own expenses associated with the mergers, including if the merger agreement is terminated.

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Restrictions on Third-Party Discussions and Termination.   The fact that there are restrictions in the merger agreement on Metromile’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals, unless certain conditions are satisfied, and the fact that the Metromile board of directors may not, under the merger agreement, unilaterally terminate the merger agreement to accept an alternative proposal.

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Interim Operating Covenants.   The fact that the merger agreement contains restrictions on Metromile’s conduct of business prior to the completion of the mergers, which could delay or prevent Metromile from undertaking business opportunities that may arise, or taking other actions with respect to the operations and strategy of Metromile that the Metromile board of directors and Metromile’s management might otherwise believe were appropriate or desirable.

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Merger Costs.   The substantial transaction costs associated with entering into the merger agreement, whether or not the mergers are completed, as well as the possible diversion of management and employee time and energy, potential opportunity cost and disruption of Metromile’s business operations.

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Less Influence over Business Decisions.   The fact that current Metromile stockholders will have a significantly reduced ownership and voting interest of the combined company after the mergers and will thus exercise significantly less influence over the policies of the combined company than they now have on the policies of Metromile.

The foregoing discussion of factors considered by the Metromile board of directors is not intended to be exhaustive, but rather, includes material factors considered by the Metromile board of directors. In reaching its decision to approve the merger agreement, the Metromile board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Metromile board of directors considered all of the factors set forth above as a whole, and overall concluded the factors to be favorable and supportive of the determination of the Metromile board of directors.

Recommendation of the Metromile Board
The Metromile board of directors unanimously recommends that you vote “FOR” the Merger Proposal. The Metromile board of directors also recommends that you vote “FOR” the Adjournment Proposal.
In considering the recommendation of the Metromile board of directors with respect to adoption of the merger agreement, Metromile stockholders should note that Metromile directors and executive officers have certain interests in the mergers that may be different from, or in addition to, the interests of stockholders of Metromile generally. The Metromile board of directors was aware of these interests and considered them, among other matters, in approving the mergers and the merger agreement. For more information, please see the section titled “The Mergers — Interests of Metromile’s Directors and Executive Officers in the Mergers.”
Opinion of Metromile’s Financial Advisor
Metromile has engaged Allen & Company as Metromile’s financial advisor in connection with the proposed mergers. In connection with this engagement, Metromile requested that Allen & Company render an opinion to the Metromile board of directors regarding the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement. On November 8, 2021, at a meeting of the Metromile board of directors held to evaluate the mergers, Allen & Company rendered an oral opinion, which was confirmed by delivery of a written opinion dated November 8, 2021, to the Metromile board of directors to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to holders of Metromile common stock (other than, to the extent applicable, Lemonade, Acquisition Subs and their respective affiliates).
The full text of Allen & Company’s written opinion, dated November 8, 2021, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein in its entirety. The description of Allen & Company’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Allen & Company’s opinion. Allen & Company’s opinion and advisory services were intended for the benefit and use of the Metromile board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the mergers. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Metromile (or the Metromile board of directors or any committee thereof) should pursue in connection with the mergers or otherwise address the merits of the underlying decision by Metromile to engage in the mergers, including in comparison to other strategies or transactions that might be available to Metromile or which Metromile might engage in or consider. Allen & Company’s opinion does not constitute advice or a recommendation to any securityholder or other person as to how to vote or act on any matter relating to the mergers or otherwise.
Allen & Company’s opinion reflected and gave effect to Allen & Company’s general familiarity with Metromile and Lemonade and the industry in which Metromile and Lemonade operate as well as information that Allen & Company received during the course of its assignment, including information provided by the managements of Metromile and Lemonade in the course of discussions relating to the mergers as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of Metromile, Lemonade or any other entity nor made or obtained any evaluations or appraisals of the insurance premiums, assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Metromile, Lemonade or any other entity, or conducted any analysis concerning the solvency or fair value of Metromile, Lemonade or any other entity. Allen & Company did not investigate, and expressed no opinion or view regarding, any actual or potential litigation, proceedings or claims involving or impacting Metromile, Lemonade or any other entity and Allen & Company assumed, with Metromile’s consent, that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion.

In arriving at its opinion, Allen & Company, among other things:
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reviewed the financial terms of a draft, dated November 8, 2021, of the merger agreement;

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reviewed certain publicly available historical and other business and financial information relating to Metromile and Lemonade, including public filings of Metromile and Lemonade, and historical market prices for Metromile common stock and Lemonade common stock;

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reviewed certain financial information relating to Metromile, including certain internal financial forecasts, estimates and other financial and operating data relating to Metromile, provided to or discussed with Allen & Company by the management of Metromile;

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reviewed certain financial information relating to Lemonade, including certain internal financial forecasts, estimates and other financial and operating data relating to Lemonade, provided to or discussed with Allen & Company by the management of Lemonade and as approved and extended per the management of Metromile;

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held discussions with the respective managements of Metromile and Lemonade relating to the operations, financial condition and prospects of Metromile and Lemonade;

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reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that Allen & Company deemed generally relevant in evaluating Metromile and Lemonade;

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reviewed and analyzed certain publicly available financial information relating to selected transactions that Allen & Company deemed generally relevant in evaluating the mergers; and

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conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for purposes of its opinion.

In rendering its opinion, Allen & Company relied upon and assumed, with Metromile’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to or discussed with Allen & Company by the managements and other representatives of Metromile and Lemonade or otherwise reviewed by Allen & Company. With respect to the financial forecasts, estimates and other financial and operating data relating to Metromile and Lemonade (as approved and extended, in the case of Lemonade, per the management of Metromile and including, without limitation, as to tax attributes) that Allen & Company was directed to utilize for purposes of its analyses and opinion, Allen & Company was advised by the respective managements of Metromile and Lemonade and Allen & Company assumed, at Metromile’s direction, that such financial forecasts, estimates and other financial and operating data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements, as the case may be, as to, and were a reasonable basis upon which to evaluate, the future financial and operating performance of Metromile and Lemonade and the other matters covered thereby. Allen & Company expressed no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they were based.
Allen & Company relied, at Metromile’s direction, upon the assessments of the managements of Metromile and Lemonade as to, among other things, (i) the potential impact on Metromile and Lemonade of certain market, competitive, geopolitical, macroeconomic, cyclical, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative policies and matters relating to or otherwise affecting, the insurance industry, including the sectors of such industry and geographic regions in which Metromile and Lemonade operate, (ii) the capital necessary to support the respective businesses and growth initiatives of Metromile and Lemonade and to satisfy statutory capital and surplus requirements, (iii) the respective products and digital platforms, software, technology and intellectual property of Metromile and Lemonade (including associated risks), (iv) Metromile’s and Lemonade’s internal controls over financial reporting and related procedures, (v) implications for Metromile and Lemonade and their respective operations of the global COVID-19 pandemic, (vi) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, reinsurers, third-party service providers, partners and other commercial relationships of Metromile and Lemonade, and (vii) the ability to integrate the operations of Metromile and Lemonade. With Metromile’s consent, Allen & Company assumed that there would be no developments with respect to any such matters that would have an adverse effect on Lemonade, Metromile or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.
Further, Allen & Company’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company’s opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting Allen & Company’s opinion or for updating or revising its opinion based on circumstances or events occurring after the date of such opinion. As the Metromile board of directors was aware, the credit, financial and stock markets, the industry in which Metromile and Lemonade operate and the securities of Metromile and Lemonade have experienced and may continue to experience volatility and Allen & Company expressed no opinion or view as to any potential effects of such volatility on Metromile, Lemonade or the mergers (including the contemplated benefits thereof).
Allen & Company assumed, with Metromile’s consent, that the mergers would be consummated in accordance with their terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the mergers, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, would be imposed or occur that would have an adverse effect on Metromile, Lemonade or the mergers (including the contemplated benefits thereof) that would be meaningful in any respect to Allen & Company’s analyses or opinion. Allen & Company also assumed, with Metromile’s consent, that the mergers, taken together, would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and would otherwise qualify for the intended tax treatment contemplated by the merger agreement. In addition, Allen & Company assumed, with Metromile’s consent, that the final executed merger agreement would not differ from the draft reviewed by Allen & Company in any respect meaningful to its analyses or opinion.
Allen & Company’s opinion was limited to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders of Metromile common stock (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Metromile held by such holders, and Allen & Company’s opinion did not in any way address proportionate allocation or relative fairness. Allen & Company’s opinion also did not address any other terms, aspects or implications of the mergers, including, without limitation, the form or structure of the mergers, any voting and support agreement or any other agreements, arrangements or understandings entered into in connection with, related to or contemplated by the mergers or otherwise. Allen & Company expressed no opinion or view as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the mergers or any related entities, or any class of such persons or any other party, relative to the exchange ratio or otherwise. Allen & Company did not express any opinion or view as to the actual value of Lemonade common stock when issued or the prices at which Lemonade common stock or any other securities of Lemonade, or any securities of Metromile, may trade or otherwise be transferable at any time, including following announcement or consummation of the mergers. In addition, Allen & Company expressed no opinion or view with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the mergers or otherwise or changes in, or the impact of, accounting standards, tax and other laws, regulations and governmental and legislative policies affecting Metromile, Lemonade or the mergers (including the contemplated benefits thereof), and Allen & Company relied, at Metromile’s direction, upon the assessments of representatives of Metromile as to such matters. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Metromile (or the Metromile board of directors or any committee thereof) should pursue in connection with the mergers or otherwise address the merits of the underlying decision by Metromile to engage in the mergers, including in comparison to other strategies or transactions that might be available to Metromile or which Metromile might engage in or consider.
In connection with its opinion, Allen & Company performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by Allen & Company. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion and analyses are not readily susceptible to summary description. Allen & Company arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Allen & Company believes that the analyses and factors summarized below must be considered as a whole and in context. Allen & Company further believes that selecting portions of the analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying Allen & Company’s analyses and opinion.
In performing its financial analyses, Allen & Company considered industry performance, general business and economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Metromile and Lemonade. No company, business or transaction reviewed is identical or directly comparable to Metromile or Lemonade, their respective businesses or the mergers and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed. The estimates of the future performance of Metromile and Lemonade in or underlying Allen & Company’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of Allen & Company’s analysis of the fairness, from a financial point of view, of the exchange ratio and were provided to the Metromile board of directors in connection with the delivery of Allen & Company’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Allen & Company regarding the actual value of Metromile and Lemonade.
Allen & Company did not recommend that any specific consideration constituted the only appropriate consideration in the mergers. The type and amount of consideration payable in the mergers was determined through negotiations between Metromile and Lemonade, rather than by any financial advisor, and was approved by the Metromile board of directors. The decision of Metromile to enter into the merger agreement was solely that of the Metromile board of directors. Allen & Company’s opinion and analyses were only one of many factors considered by the Metromile board of directors in its evaluation of the proposed mergers and the exchange ratio and should not be viewed as determinative of the views of the Metromile board of directors or management with respect to the mergers or the exchange ratio provided for in the mergers.
Financial Analysis
The summary of the financial analyses described in this section entitled “— Financial Analysis” is a summary of the material financial analyses provided by Allen & Company in connection with its opinion, dated November 8, 2021, to the Metromile board of directors. The summary set forth below is not a comprehensive description of all analyses undertaken by Allen & Company in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Allen & Company, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Allen & Company. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Allen & Company. Future results may differ from those described and such differences may be material. For purposes of the financial analyses described below, the term (i) “gross earned premium” refers to such term to the extent reported as such or, alternatively, to similar metrics as reported, such as total revenue, total generated premium, net earned premium or gross written premium, and (ii) “adjusted gross profit” refers to such term to the extent reported as such or, alternatively, to similar metrics as reported, such as net revenue, and is calculated, as applicable, as revenue less loss and loss adjustment expense less servicing expense. Except as otherwise noted, financial data utilized for Metromile in the financial analyses described below were based on certain internal financial forecasts, estimates and other financial and operating data relating to Metromile provided to or discussed with Allen & Company by the management of Metromile, referred to in this section as the “Metromile forecasts,” and financial data utilized for Lemonade in the financial analyses described below were based on certain internal financial forecasts, estimates and other financial and operating data relating to Lemonade provided to or discussed with Allen & Company by the management of Lemonade and as approved and extended per the management of Metromile, referred to in this section as the “Lemonade forecasts.”
In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, Allen & Company divided the low-ends (or high-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Metromile from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Lemonade from such analyses in order to calculate the low-ends (or high-ends, as the case may be) of the implied exchange ratio reference ranges.
Selected Public Companies Analyses.   Allen & Company performed separate selected public companies analyses of Metromile and Lemonade in which Allen & Company reviewed certain financial and stock market information relating to Metromile, Lemonade and the selected publicly traded companies listed below.
Metromile.   In its selected public companies analysis of Metromile, Allen & Company reviewed certain financial and stock market information relating to Metromile and the following 11 selected publicly traded companies with operations in the insurance industry that Allen & Company considered generally relevant for purposes of analysis, consisting of the following six growth insurance companies, referred to in this section as the “Metromile selected growth insurance companies,” and five mature insurance companies, referred to in this section as the “Metromile selected mature insurance companies” and, together with the Metromile selected growth insurance companies, collectively, the “Metromile selected companies:”
Metromile Selected Growth Insurance Companies	Metromile Selected Mature Insurance Companies
• Hippo Holdings, Inc. • Kinsale Capital Group, Inc. • Lemonade • Palomar Holdings, Inc. • Root, Inc. • Trupanion, Inc.	• Aflac Incorporated • Chubb Limited • The Allstate Corporation, Inc. • The Progressive Corporation • The Travelers Companies, Inc.
Allen & Company reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on November 5, 2021 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents (excluding insurance subsidiary cash, restricted cash and required regulatory capital) and unconsolidated assets, as a multiple of calendar year 2022 estimated gross earned premium. Financial data of the Metromile selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Metromile was based on the Metromile forecasts, Wall Street research analysts’ estimates, public filings and other publicly available information.
The overall low to high calendar year 2022 estimated gross earned premium multiples observed for the Metromile selected companies were 0.8x to 7.8x (with a mean of 3.1x and a median of 2.4x). Allen & Company noted that the calendar year 2022 estimated gross earned premium multiples observed for Metromile based on the Metromile forecasts and Wall Street research analysts’ estimates were 2.1x and 1.6x, respectively. Allen & Company then applied a selected range of calendar year 2022 estimated gross earned premium multiples derived from the Metromile selected companies of 1.5x to 2.5x to corresponding data of Metromile based on the Metromile forecasts. This analysis indicated an approximate implied equity value reference range for Metromile of $2.53 to $3.45 per share.

Lemonade.   In its selected public companies analysis of Lemonade, Allen & Company reviewed certain financial and stock market information relating to Lemonade and the following 15 selected publicly traded companies with operations in the insurance and financial technology industries that Allen & Company considered generally relevant for purposes of analysis, consisting of the following four growth insurance companies, referred to in this section as the “Lemonade selected growth insurance companies,” five mature insurance companies, referred to in this section as the “Lemonade selected mature insurance companies” and six growth financial technology companies, referred to in this section as the “Lemonade selected growth financial technology companies” and, together with the Lemonade selected growth insurance companies and the Lemonade selected mature insurance companies, collectively, the “Lemonade selected companies:”
Lemonade Selected Growth Insurance Companies	Lemonade Selected Mature Insurance Companies	Lemonade Selected Growth Financial Technology Companies
• Hippo Holdings, Inc. • Kinsale Capital Group, Inc. • Palomar Holdings, Inc. • Trupanion, Inc.	• Aflac Incorporated • Chubb Limited • The Allstate Corporation, Inc. • The Progressive Corporation • The Travelers Companies, Inc.	• Adyen N.V. • Affirm Holdings, Inc. • Lending Club Corporation • Shopify Inc. • SoFi Technologies, Inc. • Upstart Holdings, Inc.
Allen & Company reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on November 5, 2021 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents (excluding insurance subsidiary cash, restricted cash and required regulatory capital) and unconsolidated assets, as multiples of calendar year 2022 estimated gross earned premium and calendar year 2023 estimated adjusted gross profit. Financial data of the Lemonade selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Lemonade was based on the Lemonade forecasts, Wall Street research analysts’ estimates, public filings and other publicly available information.
The overall low to high calendar year 2022 estimated gross earned premium and calendar year 2023 estimated adjusted gross profit multiples observed for the Lemonade selected companies were 0.8x to 6.0x (with a mean of 2.9x and a median of 2.4x) and 2.2x to 43.4x (with a mean of 18.5x and a median of 11.5x), respectively. Allen & Company noted that the calendar year 2022 estimated gross earned premium and calendar year 2023 estimated adjusted gross profit multiples observed for Lemonade were 7.7x and 24.1x, respectively, based on the Lemonade forecasts and 7.8x and 24.5x, respectively, based on Wall Street research analysts’ estimates. Allen & Company then applied selected ranges of calendar year 2022 estimated gross earned premium and calendar year 2023 estimated adjusted gross profit multiples derived from the Lemonade selected companies of 4.0x to 6.0x and 20.0x to 30.0x, respectively, to corresponding data of Lemonade based on the Lemonade forecasts. This analysis indicated an approximate implied equity value reference range for Lemonade of $43.44 to $57.48 per share (based on calendar year 2022 estimated gross earned premium) and $60.44 to $82.87 per share (based on calendar year 2023 estimated adjusted gross profit).
Utilizing the approximate implied per share equity value reference ranges derived for Metromile and Lemonade described above, Allen & Company calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:
Implied Exchange Ratio Reference Range Based on Calendar Year 2022E Gross Earned Premium for Metromile and Lemonade	Implied Exchange Ratio Reference Range Based on Calendar Year 2022E Gross Earned Premium for Metromile and 2023E Adjusted Gross Profit for Lemonade	Exchange Ratio
0.044x – 0.080x	0.031x – 0.057x	0.05263x
Selected Precedent Transactions Analysis.   Using publicly available information, Allen & Company reviewed financial data relating to the following eight selected transactions involving target companies with operations in the insurance industry that Allen & Company considered generally relevant for purposes of analysis, collectively referred to in this section as the “Metromile selected transactions:”
Announcement Date	Acquiror	Target
February 2021	• The Progressive Corporation	• Protective Insurance Corporation
January 2021	• TowerBrook Capital Partners, L.P.; Further Global Capital Management L.P.	• Prosight Global, Inc.
October 2020	• Arch Capital Group Ltd.	• Watford Holdings Ltd.
August 2018	• Apollo Global Management LLC	• Aspen Insurance Holdings Limited
August 2018	• The Hartford Financial Services Group, Inc.	• The Navigators Group, Inc.
February 2018	• Kemper Corporation	• Infinity Property and Casualty Corporation
July 2017	• Markel Corporation	• State National Companies, Inc.
March 2015	• Endurance Specialty Holdings Ltd.	• Montpelier Re Holdings Ltd.
Allen & Company reviewed, among other information, transaction values of the Metromile selected transactions, calculated as the enterprise values implied for the target companies involved in the selected transactions based on the consideration paid or payable in the selected transactions as a multiple of the latest 12 months gross earned premium of the target company as of the applicable announcement date of such transaction. Financial data for the Metromile selected transactions were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Metromile was based on internal financial information provided by Metromile management, public filings and other publicly available information.
The overall low to high latest 12 months gross earned premium multiples observed for the Metromile selected transactions were 0.6x to 2.7x (with a mean of 1.2x and a median of 1.1x). Allen & Company then applied a selected range of latest 12 months gross earned premium multiples derived from the Metromile selected transactions of 1.5x to 2.5x to the latest 12 months (as of September 30, 2021) gross earned premium of Metromile based on the Metromile forecasts. This analysis indicated an approximate implied equity value reference range for Metromile of $2.28 to $3.04 per share, as compared to the approximate implied value for Metromile common stock of $3.66 per share based on the exchange ratio and the closing price of Lemonade common stock on November 5, 2021.
Discounted Cash Flow Analyses.   Allen & Company performed separate discounted cash flow analyses of Metromile and Lemonade as described below.
Metromile.   Allen & Company performed a discounted cash flow analysis of Metromile by calculating, based on the Metromile forecasts, the estimated present value (as of September 30, 2021) of the standalone unlevered, after-tax free cash flows that Metromile was forecasted to generate during the fiscal years ending December 31, 2021 through December 31, 2031. For purposes of this analysis, (i) stock-based compensation was treated as a cash expense and the potential tax benefit of Metromile’s net operating losses was taken into account and (ii) Allen & Company observed the calendar year 2022 estimated net operating profit after-tax multiples for the Metromile selected mature insurance companies, which ranged from approximately 12x to 19x, and the calendar year 2021 estimated revenue multiples for selected public companies with enterprise business operations that Allen & Company deemed generally relevant, which indicated a median calendar year 2021 estimated revenue multiple of 6.3x. Allen & Company calculated implied terminal values for Metromile by applying to Metromile’s fiscal year 2031 estimated net operating profit after tax for its insurance operations a selected range of net operating profit after-tax multiples of 16.0x to 19.0x and applying to Metromile’s fiscal year 2031 estimated revenue for its enterprise business operations a selected revenue multiple of 6.5x. The present values (as of September 30, 2021) of the cash flows and terminal values were then calculated using a selected range of discount rates of 8.5% to 9.5%. This analysis indicated an approximate implied equity value reference range for Metromile of $2.30 to $3.48 per share.
Lemonade.   Allen & Company performed a discounted cash flow analysis of Lemonade by calculating, based on the Lemonade forecasts, the estimated present value (as of September 30, 2021) of the standalone unlevered, after-tax free cash flows that Lemonade was forecasted to generate during the fiscal years ending December 31, 2021 through December 31, 2031. For purposes of this analysis, (i) stock-based compensation was treated as a cash expense and the potential tax benefit of Lemonade’s net operating losses was taken into account and (ii) Allen & Company observed the calendar year 2022 estimated net operating profit after-tax multiples for the Lemonade selected mature insurance companies, which ranged from approximately 12x to 19x. Allen & Company calculated implied terminal values for Lemonade by applying to Lemonade’s fiscal year 2031 estimated net operating profit after tax a selected range of net operating profit after-tax multiples of 16.0x to 19.0x. The present values (as of September 30, 2021) of the cash flows and terminal values were then calculated using a selected range of discount rates of 8.0% to 9.0%. This analysis indicated an approximate implied equity value reference range for Lemonade of $69.78 to $83.67 per share.
Utilizing the approximate implied per share equity value reference ranges derived for Metromile and Lemonade described above, Allen & Company calculated the following implied exchange ratio reference range, as compared to the exchange ratio:
Implied Exchange Ratio Reference Range	Exchange Ratio
0.027x – 0.050x	0.05263x
Miscellaneous
Metromile selected Allen & Company as its financial advisor in connection with the proposed mergers based on, among other things, Allen & Company’s reputation, experience and general familiarity with Metromile and Lemonade and the industry in which Metromile and Lemonade operate. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As the Metromile board of directors was aware, Allen & Company in the past has provided investment banking services to Metromile unrelated to the mergers and to Lemonade and in the future may provide such services to Metromile, Lemonade and/or their respective affiliates, for which Allen & Company has received and would expect to receive compensation, including, during the two-year period prior to the date of Allen & Company’s opinion, having acted as (i) co-placement agent for the private placement undertaken in connection with Metromile’s business combination with INSU for which services, during such two-year period, Allen & Company received an aggregate fee of approximately $1.1 million, and (ii) co-bookrunning manager for the initial underwritten public offering and a follow-on underwritten public offering of Lemonade common stock for which services, during such two-year period, Allen & Company received aggregate fees of approximately $7.5 million. In the ordinary course, Allen & Company as a broker-dealer and certain of its affiliates, directors and officers have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own or beneficiaries’ accounts or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Metromile and Lemonade and/or their respective affiliates. The issuance of Allen & Company’s opinion was approved by Allen & Company’s opinion committee.
For Allen & Company’s financial advisory services, Metromile has agreed to pay Allen & Company an aggregate cash fee, based on the exchange ratio and the closing price of Lemonade common stock on November 5, 2021 (the last trading day prior to public announcement of the mergers), of approximately $10.5 million, of which a portion was payable upon delivery of Allen & Company’s opinion and approximately $9 million is payable contingent upon consummation of the mergers. Metromile also agreed to reimburse Allen & Company’s reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.
Certain Financial Forecasts Utilized by Metromile in Connection with the Mergers
Metromile does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates.
In late July and early August 2021, as part of Metromile’s quarterly business plan review, the Metromile board of directors reviewed nonpublic internal financial projections for Metromile for fiscal years 2022 through 2024. In October 2021, in connection with its consideration of potential strategic alternatives, including a potential transaction with Lemonade, the Metromile board of directors again reviewed such forecasts, which then included fiscal years 2025 and 2026 (as had been extrapolated by Metromile management in July 2021) (the “July Metromile forecasts”). The July Metromile forecasts were not updated as of that time by Metromile management to refine the assumptions and estimates included therein to reflect more recent information available to Metromile management regarding the Metromile business and industry dynamics.
In October 2021, the Metromile board of directors and management team determined that, as a result of more up-to-date information then available to Metromile regarding industry dynamics and the performance of the Metromile business, an update of the July Metromile forecasts was necessary and appropriate. Accordingly, Metromile management (i) updated the July Metromile forecasts to refine certain of the assumptions and estimates included therein to reflect more recent information available to Metromile management at the time of such update and (ii) further extrapolated such projections for fiscal years 2027 through 2031 (such updated and extrapolated forecasts, the “October Metromile forecasts” and, together with the July Metromile forecasts, the “Metromile standalone forecasts”).
Also, in connection with Metromile’s evaluation of a potential transaction with Lemonade, Lemonade provided to Metromile and its financial advisor, Allen & Company, a summary forecast relating to Lemonade’s business and financial prospects, derived from selected equity research analysts’ estimates concerning Lemonade for fiscal years 2022 through 2025, which, informed by discussions with Lemonade management, Metromile management then extrapolated for fiscal years 2026 through 2031 (the “extrapolated Lemonade forecasts” and, together with the Metromile standalone forecasts, the “Metromile forecasts”).
Metromile management provided the Metromile forecasts to the Metromile board of directors in connection with its evaluation of the mergers. The Metromile forecasts were also provided to Allen & Company, which was directed by Metromile to use and rely upon the October Metromile forecasts and the extrapolated Lemonade forecasts for purposes of its financial analyses and opinion as more fully described in the section entitled “Opinion of Metromile’s Financial Advisor” of this proxy statement/prospectus. In connection with Lemonade’s due diligence review of Metromile, the Metromile standalone forecasts were also provided to Lemonade and Lemonade’s financial advisor, Liontree, as well as certain elements of the extrapolated Lemonade forecasts.
The inclusion of the Metromile forecasts in this proxy statement/prospectus should not be regarded as an indication that any of Metromile, Lemonade, their respective advisors or other representatives, or any other recipient of such forecasts considered, or now considers, them to be necessarily predictive of actual future performance or events, or that they should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
The Metromile forecasts were prepared treating Metromile (and Lemonade, with respect to the extrapolated Lemonade forecasts) on a standalone basis, without giving effect to the mergers. The Metromile forecasts represent only one respective scenario in a wide range of potential outcomes. While presented with numerical specificity, the Metromile forecasts reflect numerous respective estimates and assumptions relating to industry dynamics, changes and performance, general business, economic, regulatory, market, and financial conditions and other future events, as well as matters specific to Metromile’s business (or Lemonade’s business, with respect to the extrapolated Lemonade forecasts), all of which are inherently uncertain and difficult to predict and many of which are beyond Metromile’s and Lemonade’s control. As a result, there can be no assurance that the financial projections and extrapolations included in this proxy statement/prospectus will be realized or that actual results will not be significantly higher or lower than such financial projections and extrapolations. Since the Metromile forecasts cover multiple years, such information, by its nature, becomes less predictive with each successive year. The Metromile forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Metromile forecasts constitute forward-looking information and are subject to risks and uncertainties. For a description of certain of such risks and uncertainties, please see the section entitled “Risk Factors” of this proxy statement/prospectus. You should also read the section entitled “Forward-Looking Statements” of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the Metromile forecasts.

The Metromile forecasts were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Metromile’s nor Lemonade’s respective independent registered public accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the Metromile forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Metromile forecasts. Furthermore, the Metromile forecasts do not take into account any circumstances or events occurring after the date on which they were prepared. Nonetheless, a summary of the Metromile forecasts is provided in this proxy statement/prospectus only because the Metromile forecasts were made available to the Metromile board and Allen & Company, and the Metromile standalone forecasts and certain elements of the extrapolated Lemonade forecasts were made available to Lemonade and Liontree. A summary of the Metromile forecasts is not included in this proxy statement/prospectus to influence any stockholder’s decision regarding how to vote on any given proposal. None of Metromile, Lemonade or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Metromile forecasts and none of them has made or makes any representation to any stockholder of Metromile or other person regarding the ultimate performance of Metromile compared to the information contained in the Metromile forecasts or that forecasted results will be achieved. Neither Metromile nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the Metromile forecasts to reflect circumstances existing after the date on which such Metromile forecasts were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Metromile forecasts are shown to be inappropriate. In light of the foregoing factors and the uncertainties inherent in the Metromile forecasts, Metromile stockholders are cautioned not to unduly rely on the summary of the Metromile forecasts included in this proxy statement/prospectus, and Metromile urges you to review Metromile’s most recent SEC filings for a description of Metromile’s reported financial results included therein.
The tables below presents a summary of the Metromile forecasts. Certain of the financial measures included in the Metromile forecasts that are included in the summary tables of the Metromile forecasts presented below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Metromile may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a board of directors or financial advisor in connection with a business combination are excluded from the definition of non-GAAP financial measures under the rules of the SEC, and therefore the Metromile forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Metromile board of directors, Allen & Company, Lemonade or Liontree in connection with the mergers. Accordingly, no reconciliation of the financial measures included in the Metromile forecasts is provided in this proxy statement/prospectus.
July Metromile Forecasts
The following is a summary of the July Metromile forecasts:
(Dollars in millions)	Fiscal Year Ending December 31,
	2022E	2023E	2024E	2025E	2026E
Direct Earned Premium	$160	$275	$470	$743	$1,138
Insurance Revenue(1)	$162	$281	$484	$766	$1,176
Contribution Profit(2)	$7	$31	$79	$151	$269
Operating Income(3)	$(133)	$(140)	$(130)	$(97)	$(19)

(1)
The Metromile board of directors was provided with this Insurance Revenue line item for the July Metromile Forecasts only through fiscal year 2024.

(2)
Contribution Profit is defined as premiums, interest and other income, minus losses, loss adjustment expense, premium taxes, bad debt, payment processing fees, data costs, underwriting reports and other costs related to servicing policies.

(3)
The Metromile board of directors was provided with this Operating Income line item for the July Metromile Forecasts only through fiscal year 2024.

October Metromile Forecasts
The following is a summary of the October Metromile forecasts:
(Dollars in millions)	Fiscal Year Ending December 31,
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Direct Earned Premium	$131	$183	$272	$385	$512	$644	$780	$924	$1,075	$1,235
Insurance Revenue	$132	$187	$281	$397	$530	$665	$807	$955	$1,111	$1,277
Contribution Profit(1)	$0	$12	$31	$57	$93	$136	$187	$245	$304	$350
Operating Income	$(126)	$(130)	$(132)	$(127)	$(102)	$(69)	$(28)	$22	$74	$109
Unlevered Free Cash Flow(2)	$(111)	$(104)	$(100)	$(124)	$(108)	$(84)	$(60)	$(25)	$8	$78

(1)
Contribution Profit is defined as premiums, interest and other income, minus losses, loss adjustment expense, premium taxes, bad debt, payment processing fees, data costs, underwriting reports and other costs related to servicing policies.

(2)
Unlevered Free Cash flow is defined as after-tax operating income, less capital expenditures, plus depreciation and amortization, plus change in net working capital.

Extrapolated Lemonade Forecasts
The following is a summary of the extrapolated Lemonade forecasts:
(Dollars in millions)	Fiscal Year Ending December 31,
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
In Force Premium	$632	$864	$1,248	$1,693	$2,235	$2,838	$3,520	$4,224	$5,000	$5,750
Gross Earned Premium	$458	$692	$1,024	$1,400	$1,869	$2,414	$3,026	$3,685	$4,389	$5,116
Adjusted Gross Profit(1)	$91	$147	$212	$303	$414	$547	$701	$872	$1,061	$1,262
EBITDA(2)	$(235)	$(196)	$(173)	$(117)	$(39)	$57	$171	$299	$442	$594
Unlevered Free Cash Flow(3)	$(249)	$(180)	$(121)	$(22)	$94	$227	$374	$546	$729	$942

(1)
Adjusted Gross Profit is defined as gross profit, excluding net investment income, plus employee-related costs, plus professional fees and other, plus depreciation and amortization (allocated to cost of revenue).

(2)
EBITDA is defined as net loss excluding the impact of interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income and other transactions that Lemonade considers to be unique in nature.

(3)
Unlevered free cash flow is defined as EBITDA, less stock-based compensation expense, less cash taxes, less capital expenditures, plus change in working capital.

Closing and Effective Time of the Mergers
The closing of the mergers will take place no later than the second (2nd) business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “The Merger Agreement — Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Lemonade and Metromile.
At the closing, the parties to the merger agreement will cause a certificate of merger relating to the first merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with effecting the first merger and immediately thereafter a certificate of merger relating to the second merger (together with the certificate of merger relating to the first merger, the “certificates of merger”) to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL and DLLCA in connection with effecting the second merger. The mergers will become effective at the time when the certificates of merger are filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Lemonade and Metromile and specified in the certificates of merger.
Lemonade and Metromile currently expect the mergers to close by the second quarter of 2022 and are working to complete the mergers on this timeline and prior to the end date (which, pursuant to the terms of the merger agreement, may be extended to November 8, 2022 in certain circumstances related to the receipt of required regulatory approvals and the absence of restraints under applicable legal requirements). However, it is possible that factors outside Lemonade’s or Metromile’s control could result in the mergers being completed at a different time, or not at all.
Ownership of the Combined Company
Based on the anticipated treatment of equity-based awards and the number of shares of Lemonade and Metromile common stock outstanding on December 28, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, upon completion of the mergers, former Metromile stockholders are expected to own approximately 9.9% of the outstanding shares of Lemonade common stock and Lemonade stockholders immediately prior to the mergers are expected to own approximately 90.1% of the outstanding shares of Lemonade common stock. The relative ownership interests of Lemonade stockholders and former Metromile stockholders in the combined company immediately following the mergers will depend on the number of shares of Lemonade and Metromile common stock issued and outstanding immediately prior to the mergers.
Governance of the Combined Company
Upon consummation of the mergers, the executive management team of Lemonade is expected to remain unchanged and consist of members of the Lemonade executive management team prior to the mergers, including Lemonade’s executive officers set forth below in “Interests of Lemonade Directors and Executive Officers in the Merger.”
U.S. Federal Securities Law Consequences
Assuming the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, the shares of Lemonade common stock issued in the mergers will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Lemonade common stock issued to any Metromile stockholder who may be deemed an “affiliate” of Lemonade after the completion of the mergers. This proxy statement/prospectus does not cover resales of shares of Lemonade common stock received by any person upon the completion of the mergers, and no person is authorized to make any use of this proxy statement/prospectus, or the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, in connection with any resale of shares of Lemonade common stock.
Accounting Treatment
Lemonade prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations. Lemonade’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the mergers and concluded, based on a consideration of the pertinent facts and circumstances, that Lemonade will be the acquirer for financial accounting purposes. Accordingly, Lemonade’s cost to acquire Metromile has been allocated to Metromile’s acquired assets and liabilities based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of Lemonade’s acquisition of Metromile will not be known until the date of the completion of the mergers and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.
The financial condition and results of operations of Lemonade after completion of the mergers will include the operating results of Metromile beginning from the closing date but will not be restated retroactively to reflect the historical financial condition or results of operations of Metromile. The earnings of Lemonade following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Lemonade determines that tangible or intangible assets (including goodwill) are impaired, Lemonade would record an impairment charge at that time.
Exchange of Shares
Prior to the closing date, Lemonade will select its transfer agent or another reputable bank or trust company reasonably satisfactory to both parties to act as exchange agent with respect to the mergers. Prior to or substantially concurrent with the first effective time, Lemonade will deposit with the exchange agent (a) certificates or evidence of book-entry shares representing the shares of Lemonade common stock issuable pursuant to the merger agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the merger agreement. In addition, at or prior to the closing, Lemonade will deposit (or cause to be deposited or maintained) with Metromile, by wire transfer of immediately available funds, the aggregate (i) Option Consideration owed to all holders of outstanding and unexercised Metromile stock options held by any individual who was not employed by or providing services to Metromile as of November 8, 2021 and (ii) RSU Consideration owed to holders of each outstanding Metromile RSU award held by Metromile’s non-employee directors and each Metromile RSU award that is outstanding and vests based on the achievement of one or more performance criteria.
At the first effective time, all shares of Metromile common stock outstanding immediately prior to the first effective time will automatically be cancelled and will cease to exist, and all holders of Metromile stock certificates and of Metromile book-entry shares (each as defined under “The Merger Agreement — Exchange of Shares”) will cease to have any rights as Metromile stockholders, except the right to receive the merger consideration, any cash in lieu of fractional shares of Lemonade common stock, and any dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.
At the second effective time, all shares of common stock of Metromile as the surviving corporation in the first merger outstanding immediately prior to the second effective time will automatically be cancelled and will cease to exist. In addition, each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the second effective time will remain outstanding as a limited liability company interest of the Surviving Company.
As promptly as reasonably practicable after the first effective time (but in no event later than five (5) business days after the first effective time), Lemonade will cause the exchange agent to mail to each holder of record (a) a notice advising such holder of the effectiveness of the mergers, (b) a letter of transmittal and (c) instructions for surrendering such holder’s Metromile stock certificates in exchange for the merger consideration.
Holders of Metromile stock certificates, after providing the proper documentation to the exchange agent, will receive from the exchange agent a statement reflecting the number of whole shares of Lemonade common stock such holder was entitled to receive (in non-certificated book-entry form) and cash in lieu of fractional shares of Lemonade common stock to which such holders are entitled (without interest and less any applicable withholding taxes) plus any unpaid dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.
Holders of book-entry shares of Metromile common stock, whether through DTC or otherwise, will not be required to take any specific actions to exchange their shares of Metromile common stock for shares of Lemonade common stock.
Book-entry shares not held through DTC will be exchanged for shares of Lemonade common stock (in non-certificated book-entry form) and cash in lieu of fractional shares of Lemonade common stock to which such holders are entitled without any action on the part of the applicable holder plus any unpaid dividends or other distributions that such holder has the right to receive pursuant to the merger agreement. Lemonade, Metromile and the exchange agent will implement customary procedures with respect to the surrender and exchange of shares held of record by DTC and its nominees.
More information can be found under “The Merger Agreement — Exchange of Shares.”
Listing of Lemonade Common Stock; Delisting and Deregistration of Metromile Common Stock
It is a condition of the mergers that the shares of Lemonade common stock to be issued to Metromile stockholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance.
If the mergers are completed, Metromile common stock will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act, and Metromile will no longer be required to file periodic reports with the SEC with respect to Metromile common stock.
Metromile has agreed to cooperate with Lemonade prior to the closing to cause the Metromile common stock to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act as soon as practicable following the first effective time.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the merger agreement, which is attached as Annex A hereto and incorporated by reference in this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the merger agreement. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus and in the public filings Lemonade and Metromile make with the SEC. See “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Lemonade and Metromile are responsible for considering whether additional disclosure of material information is required to make the statements in this proxy statement/prospectus not misleading. Factual disclosures about Lemonade and Metromile contained in this proxy statement/prospectus and in the public filings Lemonade and Metromile make with the SEC may supplement, update or modify the factual disclosures about Lemonade and Metromile contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Lemonade, the Acquisition Subs and Metromile are qualified and subject to important limitations agreed to by the parties to the merger agreement in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the mergers. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the public filings Lemonade and Metromile make with the SEC.
Additional information about Lemonade and Metromile can be found elsewhere in this proxy statement/prospectus and in the public filings Lemonade and Metromile make with the SEC. See “Where You Can Find More Information.”
Structure of the Mergers
First, on the closing date, at the effective time of the first merger (the “first effective time”), Acquisition Sub I will be merged with and into Metromile in accordance with the DGCL and on the terms and subject to the conditions set forth in the merger agreement, whereupon the separate existence of Acquisition Sub I will cease and Metromile will be the surviving corporation of the first merger and a wholly owned subsidiary of Lemonade.
Second, on the closing date following the first merger, at the effective time of the second merger (the “second effective time”), Metromile will be merged with and into Acquisition Sub II in accordance with the DGCL and the DLLCA, whereupon the separate existence of Metromile will cease and Acquisition Sub II will be the surviving limited liability company (the “Surviving Company”).

At the second effective time, all of the property, rights, powers, privileges and franchises of Metromile, Acquisition Sub I and Acquisition Sub II will vest in the Surviving Company as the surviving limited liability company, and all of the debts, obligations, liabilities, restrictions and duties of Metromile, Acquisition Sub I and Acquisition Sub II will become debts, obligations, liabilities, restrictions and duties of the Surviving Company as the surviving limited liability company.
Completion and Effectiveness of the Mergers
The closing of the mergers will take place on a date to be designated jointly by Lemonade and Metromile, which date will be no later than the second (2nd) business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “— Conditions to the Completion of the Mergers”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Lemonade and Metromile. The date on which the closing occurs is referred to as the “closing date.”
At the closing, the parties to the merger agreement will cause separate certificates of merger relating to each merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with each merger (and, in connection with the second merger, required by the DLLCA). Each merger will become effective at the time when the respective certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Lemonade and Metromile and specified in the applicable certificate of merger.
Merger Consideration
At the first effective time, automatically, by virtue of the first merger and without any further action on the part of Metromile, Metromile stockholders, Lemonade or Acquisition Sub I:
•
all shares of Metromile common stock that are held in treasury by Metromile or are held directly by Lemonade or Acquisition Sub I immediately prior to the first effective time will be cancelled and will cease to exist and no consideration will be paid or payable in respect thereof;

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except as described in the preceding bullet point, each share of Metromile common stock that is issued and outstanding immediately prior to the first effective time (including the “Earnout Shares,” as such term is defined in that certain Sponsor Share Cancellation and Vesting Agreement, dated as of November 24, 2020, by and among INSU, Insurance Acquisition Sponsor II, LLC, and Dioptra Advisors II, LLC) will be converted into the right to receive, without interest, 0.05263 validly issued, fully paid and non-assessable shares of Lemonade common stock; and

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each share of common stock, par value $0.01 per share, of Acquisition Sub I that is issued and outstanding immediately prior to the first effective time will be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of Metromile as the Surviving Company.

At the second effective time, automatically, by virtue of the second merger and without any further action on the part of Metromile, Metromile stockholders, Lemonade or the Acquisition Subs:
•
each share of common stock, par value $0.01 per share, of Metromile that is issued and outstanding immediately prior to the second effective time will be cancelled and will cease to exist. Each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the second effective time will remain outstanding as a limited liability company interest of the Surviving Company.

Treatment of Fractional Shares
No fractional shares of Lemonade common stock will be issued in connection with the mergers. Each Metromile stockholder who would otherwise have been entitled to receive in the mergers a fractional share of Lemonade common stock pursuant to the merger agreement will, in lieu of such fractional share and upon surrender of such holder’s certificates representing shares of Metromile common stock or book-entry positions representing non-certificated shares of Metromile common stock, in each case outstanding as of immediately prior to the first effective time, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the average of the volume-weighted average trading prices per share of Lemonade common stock on the NYSE (as reported by Bloomberg L.P.) on each of the twenty consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the first effective time (as adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events). No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of Lemonade common stock that would otherwise have been issuable as part of the merger consideration. The payment of cash in lieu of fractional share interests merely represents a mechanical rounding-off of the fractions in the exchange.
Exchange of Shares
Exchange Agent
Prior to the closing date, Lemonade will select its transfer agent or another reputable bank or trust company reasonably satisfactory to both parties to act as exchange agent with respect to the mergers.
Prior to or substantially concurrent with the first effective time, Lemonade will deposit with the exchange agent (a) certificates or evidence of book-entry shares representing the shares of Lemonade common stock issuable pursuant to the merger agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the merger agreement. In addition, at or prior to the closing, Lemonade will deposit (or cause to be deposited or maintained) with Metromile, by wire transfer of immediately available funds, the aggregate (i) Option Consideration owed to all holders of outstanding and unexercised Metromile stock options held by any individual who was not employed by or providing services to Metromile as of November 8, 2021 and (ii) RSU Consideration owed to all holders of each outstanding Metromile RSU award held by Metromile’s nonemployee directors and each Metromile RSU award that is outstanding and vests based on the achievement of one or more performance criteria.
Exchange of Metromile Stock Certificates and Metromile Book-Entry Shares
With respect to certificates representing shares of Metromile common stock (collectively, the “Metromile stock certificates”), as promptly as reasonably practicable after the first effective time (but in no event later than five (5) business days after the first effective time), the exchange agent will mail to each holder of record of each Metromile stock certificate (a) a notice advising such holder of the effectiveness of the mergers, (b) a letter of transmittal and (c) instructions for surrendering Metromile stock certificates in exchange for the merger consideration.
Upon surrender of a Metromile stock certificate and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, Lemonade will instruct, and use its reasonable best efforts to cause, the exchange agent to mail to each holder of record, as promptly as reasonably practicable thereafter:
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a statement reflecting the number of whole shares of Lemonade common stock, if any, that such holder is entitled to receive pursuant to the merger agreement in non-certificated book-entry form in the name of such record holder; and

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a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares of Lemonade common stock plus (b) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

With respect to book-entry positions representing non-certificated shares of Metromile common stock (the “Metromile book-entry shares”) that are not held through DTC, the exchange agent will pay and deliver to each holder of record of any such share as promptly as reasonable practicable after the first effective time, but in any event within five (5) business days thereafter:
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the merger consideration; and

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a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares of Lemonade common stock plus (b) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the merger agreement. The exchange agent will promptly cancel each such non-DTC book-entry share.

With respect to Metromile book-entry shares that are held through DTC, Lemonade and Metromile will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, but in any event within five (5) business days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures:
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the merger consideration;

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any cash in lieu of fractional shares of Lemonade common stock; and

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any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

In the event of a transfer of ownership of shares of Metromile common stock that is not registered in Metromile’s transfer records, the exchange agent may deliver the merger consideration and any cash in lieu of fractional shares of Lemonade common stock to such transferee if:
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in the case of Metromile book-entry shares, written instructions authorizing the transfer of the Metromile book-entry shares are presented to the exchange agent;

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in the case of Metromile stock certificates, the Metromile stock certificates formerly representing such shares of Metromile common stock are surrendered to the exchange agent; and

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such Metromile stock certificates or Metromile book-entry shares are presented to the exchange agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to Lemonade and the exchange agent.

Lost, Stolen or Destroyed Certificates
In the event that any Metromile stock certificate has been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the person claiming such Metromile stock certificate to be lost, stolen or destroyed and the posting by such person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Metromile stock certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed Metromile stock certificate, the merger consideration, any cash in lieu of fractional shares of Lemonade common stock, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed Metromile stock certificate had been surrendered.
Dividends and Distributions with Respect to Unexchanged Shares of Metromile Common Stock
No dividends or other distributions declared or made with respect to shares of Lemonade common stock with a record date after the effective time will be paid or otherwise delivered to the holder of any unsurrendered Metromile stock certificate or Metromile book-entry shares with respect to the shares of Lemonade common stock that such holder has the right to receive in the mergers until the later to occur of:
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the date on which the holder surrenders such Metromile stock certificate or Metromile book-entry shares in accordance with the merger agreement; and

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the payment date for such dividend or distribution with respect to shares of Lemonade common stock (at which time such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Rights of Metromile Stockholders Following the Effective Time and Transfers Following the Effective Time
At the first effective time, all shares of Metromile common stock outstanding immediately prior to the first effective time will automatically be cancelled and will cease to exist, and all holders of Metromile stock certificates and of Metromile book-entry shares will cease to have any rights as Metromile stockholders, except the right to receive the merger consideration, any cash in lieu of fractional shares of Lemonade common stock, and any dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.
At the second effective time, all shares of common stock of Metromile as the surviving corporation in the first merger outstanding immediately prior to the second effective time will automatically be cancelled and will cease to exist. In addition, each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the second effective time will remain outstanding as a limited liability company interest of the Surviving Company.
Neither Lemonade, Metromile as the surviving corporation in the first merger nor the Surviving Company will be liable to any holder or former holder of shares of Metromile common stock or to any other person with respect to any portion of the merger consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar law. If any Metromile stock certificate or Metromile book-entry share has not been surrendered prior to the date on which any portion of the merger consideration and any dividends or distributions, in each case, that a holder of such Metromile stock certificate or Metromile book-entry share has the right to receive pursuant to the merger agreement in respect of such Metromile stock certificate or Metromile book-entry share would otherwise escheat to or become property of any governmental entity, any such shares, cash, dividends or distributions in respect of such Metromile stock certificate or Metromile book-entry share will, to the extent permitted by applicable legal requirements, become the property of Lemonade, free and clear of all claims or interests of any person previously entitled thereto.
Withholding Rights
Lemonade, the exchange agent, the Acquisition Subs, Metromile, Metromile as the surviving corporation in the first merger and the Surviving Company will each be entitled to deduct and withhold any amounts required to be deducted or withheld pursuant to applicable tax laws from the amounts that would otherwise be payable under the terms of the merger agreement. Any such amounts that are deducted or withheld and, if required, paid over to the appropriate governmental authorities will be treated as having been paid to the person in respect of which such deduction or withholding was made.
Treatment of Metromile Equity Awards
Except as set forth in the immediately following sentence, each Metromile stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will, as of the effective time, be assumed by Lemonade and automatically converted into a stock option to acquire a number of shares of Lemonade common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares subject to the Metromile stock option and (ii) the exchange ratio, with an exercise price per share of Lemonade common stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price of the Metromile stock option divided by (B) the exchange ratio. Each outstanding and unexercised Metromile stock option held by any individual who was not employed by or providing services to Metromile as of November 8, 2021, will, as of the effective time, be converted into the right to receive an amount in cash, without interest, equal to the Option Consideration. Any such Metromile stock option that has an exercise price per share that is greater than or equal to the per Metromile share cash consideration will be cancelled for no consideration.
Except as set forth in the immediately following sentence, each Metromile RSU award that is outstanding immediately prior to the effective time will, as of the effective time, be assumed by Lemonade and automatically converted into a Lemonade RSU award covering a number of shares of Lemonade common stock equal to (i) the number of shares of Metromile common stock underlying such Metromile RSU award multiplied by (ii) the exchange ratio. Each outstanding Metromile RSU award held by Metromile’s non-employee directors and each Metromile RSU award that is outstanding and vests based on the achievement of one or more performance criteria will be cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to the RSU consideration. For purposes of the foregoing, the determination of actual performance with respect to any performance-based Metromile RSU awards and the number of shares underlying the Metromile RSU award that vest as of the effective time as a result of such performance will be made by Metromile prior to the effective time in accordance with the terms and conditions of the applicable award agreement.
Aside from the foregoing adjustments, each Metromile stock option and Metromile RSU Award that is assumed by Lemonade will generally remain subject to the same vesting and other terms and conditions that applied to such award immediately prior to the effective time.
Treatment of Metromile Warrants
At the first effective time, each Metromile warrant exercisable for Metromile common stock (each, a “Metromile Warrant”) will cease to represent a Metromile Warrant and will be assumed by Lemonade and converted automatically into a warrant denominated in shares of Lemonade common stock from Lemonade on the same terms and conditions (including vesting terms) as applied to such Metromile Warrant immediately prior to the first effective time (with the number of warrants and exercise price being adjusted based on the exchange ratio).
Treatment of Additional Shares
The parties agreed that if the transactions contemplated by the merger agreement, including the mergers, constitute an “Acceleration Event” (as such term is defined in that certain Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020 and as amended on January 12, 2021 and further amended on February 8, 2021, by and among INSU, INSU II Merger Sub Corp. and Legacy Metromile (the “INSU Merger Agreement”), (a) the terms and conditions set forth in Section 2.17(g) of the INSU Merger Agreement will apply to the transactions contemplated by the merger agreement, including the mergers, (b) the Metromile Additional Shares (as such term is defined in the section “Interests of Metromile Directors and Executive Officers in the Merger  — Metromile Additional Shares”) will be issued as of immediately prior to the first effective time and (c) in accordance with the INSU Merger Agreement, as of the first effective time, each Metromile Additional Share will be converted into the right to receive Lemonade common stock in accordance with the exchange ratio.
If the transactions contemplated by the merger agreement, including the mergers, do not constitute an “Acceleration Event” (as such term is defined in the INSU Merger Agreement), then, pursuant to, and in accordance with the terms of the INSU Merger Agreement, if, (a) at any point following the first effective time and prior to February 9, 2023, the closing share price of Lemonade common stock over any 20 trading days within any 30 trading day period is greater than the quotient of (i) $15.00 divided by (ii) the exchange ratio, then, (b) as soon as practicable (but in any event within 10 business days) after such satisfaction, Lemonade will issue, on a ratable basis to the persons eligible to receive such Metromile Additional Lemonade Additional Shares (as such term is defined in the section “Interests of Metromile Directors and Executive Officers in the Merger  —  Metromile Additional Shares”).
Organizational Documents and Directors and Officers of the Surviving Company
Subject to the requirements described under “— Indemnification; Directors’ and Officers’ Insurance,”:
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at the first effective time, the certificate of incorporation and bylaws of Metromile, as in effect immediately prior to the first effective time, will continue to be the certificate of incorporation and bylaws of the surviving corporation of the first merger until, subject to the terms of the merger agreement, thereafter changed or amended as provided therein or by applicable legal requirements;

•
at the second effective time, the certificate of formation of Acquisition Sub II, as in effect immediately prior to the second effective time, will be amended and restated in its entirety to read as the certificate of formation of the Surviving Company; and

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at the second effective time, the limited liability company agreement of Acquisition Sub II, as in effect immediately prior to the second effective time, will be amended and restated in its entirety to read as the limited liability company agreement of the Surviving Company.

From and after the first effective time, the directors and officers of Acquisition Sub I immediately prior to the effective time will become the initial directors and officers of Metromile as the surviving corporation of the first merger.

From and after the second effective time, the directors and officers of Acquisition Sub II immediately prior to the second effective time will become the initial directors and officers of the Surviving Company as the surviving limited liability company of the second merger.
Representations and Warranties
The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Lemonade, the Acquisition Subs and Metromile that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or “forward-looking statements” sections.
The reciprocal representations and warranties relate to, among other things:
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organization, good standing and qualification to do business and subsidiaries’ organization, good standing and qualification to do business;

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capitalization;

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corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

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the absence of any violation of organizational documents, any conflict with or violation of applicable legal requirements, any violation of or default under contracts, or any lien on the properties, rights or assets of a party or its subsidiaries as a result of the execution and delivery of the merger agreement and completion of the mergers;

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the proper filing of reports, schedules, forms, documents and financial statements required by the SEC;

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the maintenance of internal controls and procedures;

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the absence of certain material changes or events in the respective businesses of each of Lemonade and Metromile;

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the absence of undisclosed liabilities;

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investigations, litigations and proceedings;

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the absence of any need for action by governmental authorities in order to complete the merger, except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable competition laws, applicable state securities takeover and “blue sky” laws or Nasdaq Capital Market or NYSE rules and regulations;

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the inapplicability of state anti-takeover statutes;

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compliance with applicable legal requirements and the holding of necessary permits;

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broker’s and finder’s fees;

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tax matters, including the Intended Tax Treatment; and

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information provided by a party for inclusion in this proxy statement/prospectus.

The merger agreement also contains additional representations and warranties by Metromile relating to, among other things, the following:
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Metromile’s required stockholder approval;

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intellectual property, information technology and data privacy and security;

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real property leased by Metromile;

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Metromile’s significant contracts and agreements, including reinsurance contracts;

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regulatory matters, including compliance with (i) anti-corruption laws (ii) money laundering related laws and (iii) economic sanctions/trade laws;

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employee benefit plans and employment and labor practices;

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compliance with environmental laws and regulations;

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insurance policies, insurance procedures and insurance producers;

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insurance matters relating to Metromile’s subsidiaries that conduct the business of insurance (each, a “Metromile insurance subsidiary”), including required licenses, authorization, compliance with insurance laws, authority to issue

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reinsurance matters;

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insurance contracts, jurisdiction of commercial domicile, capital or surplus requirements imposed by governmental entities and permitted accounting practices in respect of the preparation of statutory statements;

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opinion of Metromile’s financial advisor;

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provision of copies of statutory statements in respect of Metromiles’ insurance subsidiaries; and

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the absence of ownership (as defined in Section 203(c) of the DGCL) of shares of Lemonade common stock by Metromile and its subsidiaries.

The merger agreement also contains additional representations and warranties by Lemonade relating to, among other things, the following:
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the absence of ownership (as defined in Section 203(c) of the DGCL) of shares of Metromile common stock by Lemonade and its subsidiaries; and

•
ownership and operation of the Acquisition Subs.

The representations and warranties will not survive the mergers. Many of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.
Material Adverse Effect
A material adverse effect, with respect to Lemonade or Metromile, as applicable, means any fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that, individually or in the aggregate, (i) prevents, materially impairs, materially impedes or materially delays the consummation of the mergers and the other transactions contemplated by the merger agreement on a timely basis and in any event on or before the end date or (ii) has had, or would reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the party and its subsidiaries, taken as a whole; provided, however, that with respect to clause (ii) no fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that results from or arises out of any of the following shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a material adverse effect:
•
general economic, political, business, industry financial or market conditions affecting the industry in which the Company and its Subsidiaries operate;

•
a pandemic (including the SARS-CoV-2 virus and COVID-19 disease), pandemic measure, epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake, wildfire or other natural disaster, catastrophe event or act of God;

•
changes in applicable legal requirements or the interpretation thereof;

•
changes in GAAP, SAP or any other applicable accounting standards or principles or the interpretation thereof;

•
any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism) in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate;

•
a failure by the party or any of its subsidiaries to meet any internal or external projections or forecasts or any decline in stock price (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been or would be a material adverse effect to the extent otherwise permitted and not otherwise excluded by the definition of material adverse effect);
•
the public announcement, pendency or consummation of the mergers and the other transactions contemplated by the merger agreement;

•
any action expressly required to be taken by the party pursuant to the terms of the merger agreement or at the express written direction or consent of the other party;

provided, further, that any fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission relating to or arising out of the first five bullet points above may constitute, and be taken ino account in determing the occurance of a material advese effect to the extent such fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission has a disproportionate adverse impact on the party and its subsidiaries as compared to other participants that operate in the industry in which the party and its subsidiaries operate .
A “pandemic measure” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order, directive, guideline or recommendation by any governmental entity, in each case, in connection with or in response to COVID-19 or any other pandemic or epidemic.
Conduct of Business Prior to the Completion of the Mergers
Metromile has also agreed that, except (i) as may be required by applicable legal requirements, (ii) as expressly permitted or required by the merger agreement, (iii) as set forth in Metromile’s disclosure schedule, or (iv) unless Lemonade approves in writing, Metromile will not, and will not permit its subsidiaries to:
•
amend its organizational documents;

•
split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of Metromile’s capital stock or other equity interests of Metromile or any of its subsidiaries;

•
declare, set aside, make or pay any dividend or other distribution on any shares of its capital stock or equity interest, other than dividends or distributions to the extent paid by any wholly owned subsidiary of a party to such party or to another wholly owned subsidiary of such party;

•
acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (a) any other entity, (b) any equity interest in any other entity, (c) any business owned by a third party or (d) assets in a single transaction or series of related transactions for an aggregate purchase price in excess of $250,000, except, (i) acquisitions by Metromile from any of its wholly owned subsidiaries or among any of its wholly owned subsidiaries; (ii) the purchase of equipment, supplies and inventory in the ordinary course of business, or (iii) inbound licenses of intellectual property in the ordinary course of business; provided that the issuance of any insurance contract by a Metromile insurance subsidiary will not be considered the acquisition of a business;

•
issue, sell or grant any additional shares of its capital stock or other equity interests, any securities convertible into or exchangeable for any such shares, or any options, warrants or rights to acquire any such shares, other than (a) shares of Metromile common stock issuable upon exercise of Metromile stock options or the vesting or settlement of Metromile RSUs, in each case outstanding as of the date of the merger agreement in accordance with the terms of the applicable award, (b) pursuant to the Company ESPP in the ordinary course of business and such exercise or settlement is in accordance with the merger agreement’s terms, (c) in connection with the exercise of Metromile warrants and (d) the issuance of the Metromile Additional Shares;

•
sell, assign, transfer, lease or license to any third party, or encumber, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any of Metromile’s intellectual property or material assets, other than (a) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (b) pursuant to written contracts or commitments existing as of the date of the merger agreement and set forth in

Metromile’s disclosure schedule; (c) as security for any borrowing permitted by the terms of the merger agreement; or (d) licenses granted to customers or other third parties in the ordinary course of business, including any licenses granted in the operation of the EBS business;
•
directly or indirectly repurchase, redeem or otherwise acquire any shares of Metromile’s or any of its subsidiaries’ capital stock or equity interests, or any other securities or obligations convertible into or exchangeable for any shares of Metromile’s or any of its subsidiaries’ capital stock or equity interests, except (a) shares of Metromile common stock repurchased from employees or consultants or former employees or consultants pursuant to the exercise of repurchase rights binding on Metromile and existing prior to the date of the merger agreement, (b) shares of Metromile common stock accepted as payment for the exercise price of options to purchase Metromile common stock pursuant to Metromile’s stock incentive plans or for withholding taxes incurred in connection with the exercise, vesting or settlement of Metromile stock options or Metromile RSUs, as applicable, in accordance with the terms of the applicable award and (c) in connection with the exercise of Metromile warrants;

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(a) incur, redeem, repurchase, prepay, defease, or cancel or guarantee any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities or make any loans or advances or capital contributions to any person other than in the ordinary course of business or (b) incur any lien on any of its material property or assets, except for permitted liens securing indebtedness as expressly permitted under the merger agreement;

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(a) adopt, terminate or amend in any material respect any Metromile employee benefit plan, (b) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, individual independent contractor or current or former employee with an annual compensation of $200,000 or above, other than as contemplated in Metromile’s disclosure schedule, (c) grant any rights to severance, retention, change in control, transaction or termination pay to any director, individual independent contractor or current or former employee with an annual compensation of $200,000 or above, (d) hire or promote any employee with an annual compensation of $200,000 or above or (e) terminate any employee of Metromile or any Metromile subsidiary with an annual compensation of $200,000 or above other than for cause; except, in each case, for (1) amendments to Metromile employee benefit plans determined by Metromile in good faith to be required to comply with applicable legal requirements, (2) as otherwise contemplated by the merger agreement, (3) with respect to the annual renewal process for any Metromile employee benefit plans that are not reasonably expected to result in a material cost increase to Metromile or any Metromile subsidiary, (4) in connection with an employee hire (A) to replace departing employees with an annual compensation of less than $200,000, (B) to fill open positions as set forth in Metromile’s disclosure schedule, (C) who has already accepted an offer of employment and is set forth in Metromile’s disclosure schedule or (D) otherwise in the ordinary course of business, or (5) for increases in compensation or benefits made in the ordinary course of business for any employee with an annual compensation of less than $200,000

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amend or terminate certain material contracts or material property leases (except for terminations pursuant to the expiration of the existing term of any material contract and amendments in the ordinary course of business and except with respect to reinsurance contracts) or waive, release or assign any materials rights under any material contracts or material property leases (other than any reinsurance contract);

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enter into any contract or agreement that would constitute a material contract or material property lease, except for renewals of existing material contracts in the ordinary course of business or contracts entered into or renewed in connection with the EBS business and except for reinsurance contracts);

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enter into any reinsurance contract that does not meet the criteria set for in Metromile’s disclosure schedule;

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change any methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP or Sap or as required by applicable legal requirements;

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make, change or revoke any material tax election, change or adopt any tax accounting period or material method of tax accounting, amend any material tax return if such amendment would reasonably be expected to result in a material tax liability, file any material tax return prepared in a manner materially inconsistent with past practice, settle or compromise any material liability for taxes or any tax audit, claim, or other proceeding relating to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. legal requirement) if such agreement would reasonably be expected to result in a material tax liability or have a material impact on taxes, request any tax ruling from any governmental entity, surrender any right to claim a material refund of taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;
•
sell, transfer, assign, license, or otherwise dispose of to (by merger, consolidation, operation of law, division or otherwise, or mortgage, encumber or exchange any material intellectual property owned, or purported to be owned, by Metromile or any of its subsidiaries, including, for the avoidance of doubt, any sale, transfer, assignment, license, or other disposition of, or mortgage, encumbrance or exchange of any such material intellectual property to or with any affiliate of Metromile (other than non-exclusive licenses granted in the ordinary course of business), or modify, amend, cancel, terminate, waive, release or assign any Metromile IP license or any rights, claims, obligations or benefits thereunder or enter into any contract that would have been a Metromile IP license had it been entered into prior to the first effective time, in each case, with respect to any nonmaterial Metromile IP license, except, in each case, in the ordinary course of business and for licenses granted in connection with the EBS Business;

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(a) make any capital expenditure not contemplated in the capital expenditure budget set forth in the Metromile disclosure schedule or (b) incur any cash expenditure s or obligations or liabilities except cash expenditures, obligations or liabilities incurred (i) in the ordinary course of business or (ii) in connection with the transactions contemplated by the merger agreement;

•
enter into any arrangement with respect to the voting of any of Metromile’s capital stock or other equity interests (including any voting trust), other than in connection with the granting of revocable proxies in connection with any meeting of Metromile stockholders;

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adopt a plan of (a) complete or partial liquidation or (b) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization;

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commence, settle or compromise any litigation or proceeding, except (a) ordinary course claims and related legal proceedings under or with respect to any insurance contract and (b) those that (i) involve solely monetary remedies with a value not exceeding $75,000, with respect to any individual litigation, claim, suit, action or matter, or $250,000 in the aggregate to be paid by Metromile and its subsidiaries, (ii) do not impose any restriction on Metromile’s business or the business of its subsidiaries, (iii) do not relate to any stockholder litigation in connection with the merger agreement or the mergers and (v) do not include an admission of liability or fault on the part of Metromile or any of its subsidiaries;

•
materially reduce the amount of insurance coverage under the material commercial insurance policies of Metromile and its subsidiaries or fail to use reasonable best efforts to renew or maintain any such material existing insurance policies;

•
(a) amend any material permits in a manner that adversely impacts Metromile’s ability to conduct its business in any material respect or (b) terminate or allow to lapse any material permits;

•
fail to make any payments that become due with respect to any of Metromile’s material registered intellectual property or otherwise abandon, cancel or permit to lapse any material Metromile’s material registered intellectual property, other than in its reasonable business judgment or in the ordinary course of business, or authorize the disclosure to any third party of any material trade secret in a way that results in loss of trade secret protection, other than in the ordinary course of business;

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except in the ordinary course of business and for contracts entered into in connection with the EBS Business, enter into any individual contract under which Metromile or any of its subsidiaries (a) grants or agrees to grant any right to material intellectual property, other than non-exclusive licenses, or (b) agrees to pay any royalties in excess of $150,000 with respect to any intellectual property;

•
except as expressly required by applicable legal requirements or Metromile’s organizational documents, convene (a) any special meeting of Metromile’s stockholders other than the Metromile special meeting or (b) any other meeting of Metromile’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated by the merger agreement;

•
enter into any new line of business;

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except for in the ordinary course of business, (a) alter or amend in any existing financial, underwriting, claims, claims handling, risk retention, reserving, investment or actuarial practice, guideline or policy or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, SAP, any governmental entity or applicable legal requirements or (b) enter into any contract or commitment with any insurance regulatory authority; or

•
authorize, approve, enter or commit to do any of the foregoing.

Lemonade has also agreed that, except (i) as may be required by applicable legal requirements, (iii) as expressly permitted or required by the merger agreement, (iv) as set forth in Lemonade’s disclosure schedule, or (v) unless Metromile approves in writing, Lemonade will not, and will not permit its subsidiaries to:
•
amend its or the Acquisition Subs’ organizational documents in a manner that would be adverse in any material respect to the holders of Metromile common stock (after giving effect to the mergers) relative to other holders of Lemonade common stock;

•
split, combine, subdivide, amend the terms of or reclassify any shares of Lemonade’s capital stock;

•
directly or indirectly repurchase, redeem or otherwise acquire any shares of Lemonade common stock, except (a) shares of Lemonade common stock repurchased from employees or consultants or former employees or consultants of Lemonade pursuant to the exercise of repurchase rights binding on Lemonade and existing prior to the date of the merger agreement, or (b) shares of Lemonade common stock accepted as payment for the exercise price of Lemonade stock options or for withholding taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award;

•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Lemonade and any direct or indirect wholly owned subsidiaries or between direct or indirect wholly owned subsidiaries;

•
declare, set aside, make or pay any dividend or other distribution on any shares of its capital stock or the capital stock or other equity interest of any subsidiary of Lemonade, other than dividends or distributions only to the extent paid by any wholly owned subsidiary to Lemonade or another wholly owned subsidiary; or

•
authorize, approve, enter or commit to do any of the foregoing.

Metromile has also agreed to work in good faith to implement certain actions, principles and goals set forth on the Metromile disclosure schedule. The parties have also agreed that (a) in connection with implementing such actions, principles and goals, Metromile will not be required under any circumstance to take any action that would, or would reasonably be expected to, violate any applicable legal requirement, including any applicable antitrust law and (b) any breach by Metromile in respect of taking any such action or implementing all or any portion of such principles or to achieve all or any of such goals will not be taken into account for any purpose under the merger agreement, including for purposes of determining whether any condition to closing has been satisfied, whether any party may terminate the merger agreement, or whether the applicable termination fee in accordance with the merger agreement and described under “— Termination of the Merger Agreement.” may be payable, whether Metromile may exercise any of its rights under the merger agreement or whether any party may be liable to another party pursuant to the merger agreement under any circumstance.
COVID-19 Measures
The parties have also agreed that Metromile, Lemonade and their respective subsidiaries may, in response to COVID-19 and in consultation with the other party, take reasonable measures (including as a response to any pandemic measure) deemed advisable or necessary to prevent imminent financial loss or damage to the businesses of such party and their respective subsidiaries, and any such action will not be deemed itself a breach of the merger agreement Nothing contained in the merger agreement is intended to give either Lemonade or Metromile, directly or indirectly, the right to control or direct the other party’s, or the other party’s respective subsidiaries’, businesses or operations prior to the closing.
No Solicitation of Acquisition Proposals
Except as expressly permitted by the merger agreement and described under “— No Change of Recommendation — Permitted Change of Recommendation — Superior Proposal” and “— No Change of Recommendation — Permitted Change of Recommendation — Intervening Event,” Metromile has agreed that it will not, and will cause its subsidiaries not to and will not authorize or permit and will not otherwise direct its and their respective representatives to, except as otherwise permitted by the merger agreement, directly or indirectly:
•
solicit, initiate or knowingly encourage, induce, assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined below);

•
furnish any non-public information regarding Metromile or any of its subsidiaries or afford access to Metromile’s or its subsidiaries’ representatives, books, record or property, in each case, in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

•
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal;

•
approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any acquisition proposal; or

•
resolve or agree to do any of the foregoing.

Notwithstanding the restrictions described above, prior to obtaining approval of the Metromile merger proposal, Metromile and its representatives may (i) contact the person or any of its representatives who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the Metromile board may reasonably inform itself about such acquisition proposal and (ii) engage or otherwise participate in discussions or negotiations with, and provide information to, any person or its representatives that has made a bona fide written acquisition proposal after the date of the merger agreement that did not result from any breach of the foregoing restrictions by Metromile, its subsidiaries, or their representatives, as applicable, if:
•
prior to taking such action, the Metromile board of directors determines in good faith, after consultation with Metromile’s outside legal counsel and financial advisor, that such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to, a superior proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Metromile board’s fiduciary duties under applicable legal requirements; and

•
prior to providing any information regarding Metromile or any of its subsidiaries to such third party in response to such acquisition proposal, Metromile receives from such third party (or there is then in effect with such party) an executed confidentiality agreement with nondisclosure provisions at least as restrictive of such third party as those contained in the non-disclosure agreement are to Lemonade, as applicable, and which does not prohibit the compliance of Metromile, as applicable, with the merger agreement’s no solicitation provisions (it being understood that such confidentiality agreement need not contain any standstill provisions).

Metromile has also agreed that prior to or substantially concurrently with providing any non-public information to such third party, Metromile will make such non-public information available to Lemonade.

Metromile has further agreed that, unless and only to the extent that the Metromile board of directors determines in good faith, after consultation with Metromile’s outside legal counsel and Metromile’s financial advisor that failure to take such action would reasonably be expected to be inconsistent with the Metromile board of director’s fiduciary duties under applicable legal requirements (in which case, it may enable such persons to submit and pursue an acquisition proposal), it will not, and will cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Metromile or any of its affiliates, as applicable, is a party.
An “acquisition proposal” means any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Lemonade or any of its subsidiaries) contemplating or otherwise relating to an alternative transaction (as defined below).
An “alternative transaction” means any transaction or series of related transactions (other than the mergers) involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving Metromile;

•
any acquisition by any person or group of persons of beneficial or record ownership of 20% or more of the outstanding voting power of Metromile, or any transaction in which Metromile issues securities representing 20% or more of the outstanding voting power of Metromile;

•
any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets, including equity securities, of Metromile and its subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses) that constitute or account for 20% or more of the consolidated net revenues or net income of Metromile and its subsidiaries, taken as a whole;

•
any tender offer or exchange offer that, if consummated, would result in any person or group of persons acquiring beneficial or record ownership of 20% or more of the voting power of Metromile; or

•
any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Metromile, as applicable, or of the consolidated net revenues, net income or assets of Metromile and its subsidiaries, taken as a whole, involved is 20% or more.

A “superior proposal” means any bona fide, unsolicited written acquisition proposal made after the date of the merger agreement that:
•
if consummated, would result in any person (or such person’s direct or indirect stockholders) or group of persons directly or indirectly becoming the beneficial owner of (a) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of Metromile, or (b) 50% or more of the outstanding total voting power of the equity securities of Metromile; and

•
the Metromile board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account all financial and legal aspects thereof, including the timing, likelihood of consummation, confidentiality, legal, regulatory, financing and other aspects of such acquisition proposal would be more favorable to the holders of shares of common stock of Metromile from a financial point of view (including taking into account payment by Metromile of the termination fee) than the transactions contemplated by the merger agreement (after giving effect to any revisions to the terms of the merger agreement committed in writing by Lemonade in response to such acquisition proposal pursuant to the merger agreement).

Existing Discussions or Negotiations; Notice Regarding Acquisition Proposals; Clarification of Acquisition Proposals
Metromile has agreed that it will, will cause its subsidiaries and its and their representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with any person (other than Lemonade) that was ongoing at the execution of the merger agreement and any access any such persons may have to any physical or electronic data room relating to any potential acquisition proposal.
Metromile has also agreed that if it receives an acquisition proposal (or notice from any person that it intends to make an acquisition proposal) or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal, then Metromile will promptly (and in any event, within 24 hours after its receipt of such acquisition proposal or request) notify Lemonade in writing of such acquisition proposal or request (which notification must include the identity of the person making or submitting such request or acquisition proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements. Metromile must keep Lemonade reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such acquisition proposal or request, including informing Lemonade of any material change to the terms of such proposal, and the status of any negotiations, including any change in its intentions as previously notified.
Change of Recommendation
Metromile has agreed that, except as otherwise set forth in the merger agreement, the Metromile board of directors, will not:
•
withhold, withdraw, modify, amend or qualify (or publicly propose to do so), in a manner adverse to Lemonade and the Acquisition Subs, the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement;

•
approve, recommend or declare advisable (or publicly propose to do so) any acquisition proposal;

•
fail to publicly announce, within five business days after a tender exchange offer relating to the equity securities of Metromile has been commenced by any third party (and in no event later than one (1) business day prior to the date of the Metromile special meeting, as it may be postponed or adjourned pursuant to the merger agreement), a statement disclosing that the Metromile board of directors recommends rejection of such tender or exchange offer, with the Metromile board of directors taking of no position or a neutral position in respect of the acceptance of any such tender or exchange offer constituting a failure to publicly announce that the Metromile board of directors recommends rejection of such tender or exchange offer;

•
if requested in writing by Lemonade, fail to issue, within ten business days after an acquisition proposal is publicly announced (and in no event later than one (1) business day before the date of the Metromile special meeting, as it may be postponed or adjourned pursuant to the merger agreement), a press release reaffirming the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement; provided that Lemonade may make any such request once with respect to each particular acquisition proposal or once with respect to each amendment (to the financial or any other material terms) made thereto (any actions described in this bullet point and the preceding three bullet points each, a “change of recommendation”);

•
cause or permit Metromile, as the case may be, to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with the merger agreement) contemplating or relating to an acquisition transaction;

•
take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any acquisition proposal or counterparty thereto; or

•
publicly propose to do any of the foregoing.

Permitted Change of Recommendation — Superior Proposal
However, Metromile, at any time prior to its stockholders voting on the Metromile merger proposal, may make a change of recommendation related to an acquisition proposal if Metromile receives from a third party a bona fide written acquisition proposal that has not been withdrawn and that did not result from a breach of the merger agreement’s no solicitation provisions, if, prior to making such change of recommendation:
•
Metromile’s board of directors determines in good faith, after consultation with Metromile’s outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with the Metromile’s board of directors’ fiduciary duties under applicable legal requirements;

•
Metromile delivers to Lemonade a written notice at least four (4) business days in advance stating that the recipient’s board intends to make a change of recommendation;

•
during such four (4) business day period, if requested by Lemonade, Metromile engages in good faith negotiations with Lemonade regarding a possible amendment of the merger agreement so that the acquisition proposal that is the subject of the superior proposal notice ceases to be a superior proposal; and

•
after the expiration of such four (4) business day period, the Metromile board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, after taking into account any amendments to the merger agreement that the other party has committed to in writing, that such acquisition proposal continues to constitute a superior proposal.

If there is any change and/or amendment, whether communicated orally or in writing, to the financial or other material terms of such acquisition proposal, Metromile must deliver to Lemonade an additional notice, and a new negotiation period will commence.
Permitted Change of Recommendation — Intervening Event
In addition, Metromile, at any time prior to its stockholders voting on the Metromile merger proposal, may make a change of recommendation if and only in response to an intervening event (as defined below) arising prior to making such change of recommendation:
•
the Metromile board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that, in light of such intervening event, a failure to effect a change of recommendation would be reasonably expected to be inconsistent with the Metromile board of director’s fiduciary duties to its stockholders under applicable legal requirements;

•
Metromile delivers to Lemonade a written notice at least four (4) business days in advance stating that the Metromile board of directors intends to make a change of recommendation;

•
during such four (4) business day period, if requested by Lemonade, Metromile engages in good faith negotiations with Lemonade regarding a possible amendment of the merger agreement that obviates the need for such change of recommendation; and

•
after the expiration of such four (4) business day period, Metromile determines in good faith, after consultation with its outside legal counsel and financial advisor and, after taking into account any amendments to the merger agreement that Lemonade has committed to in writing, that in light of such intervening event, a failure to make a change of recommendation would be reasonably expected to be inconsistent with the Metromile board of directors’ fiduciary duties to its stockholders under applicable legal requirements.

An “intervening event” means any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, that arises following the date of the merger agreement and that was neither known to nor reasonably foreseeable to the Metromile board of directors prior to the execution and delivery of the merger agreement and such fact, event change, effect, circumstance, occurrence or development, or combination thereof, is not specifically related to:
•
the receipt, existence of or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof; and

•
in each case in and of itself, any changes in the market price or trading volume of the Metromile common stock or the fact that Metromile meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (except that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant this or the other bullet points).
Special Meeting
As promptly as reasonably practicable after the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective by the SEC (and, subject to certain extensions permitted under the merger agreement, in any event within 60 days thereafter), Metromile must take all actions necessary to convene the Metromile special meeting of the holders of shares of Metromile common stock to vote on a proposal to adopt the merger agreement, as well as a customary proposal regarding adjournment of such meeting. Except as described above with respect to a change of recommendation, Metromile must use reasonable best efforts to solicit proxies in favor of the Metromile merger proposal.
Metromile may postpone or adjourn the Metromile special meeting if Lemonade provides its prior written consent (not to be unreasonably withheld, conditioned or delayed) and:
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to the extent reasonably necessary to ensure that any supplement or amendment to this proxy statement/prospectus which the Metromile board of directors has determined in good faith, after consultation with Lemonade and its outside counsel, is required by applicable legal requirements is disclosed and promptly disseminated within a reasonable amount of time (as determined by the Metromile board of directors in good faith after consultation with its outside counsel) to Metromile stockholders prior to such special meeting;

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if required by applicable legal requirements or a request from the SEC or its staff; or

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if, as of the time for which the Metromile special meeting, as applicable, is scheduled, there are insufficient shares of Metromile common stock represented to constitute a quorum necessary to conduct the business to be conducted at the Metromile special meeting.

In addition, Metromile may, and if Lemonade so requests (which Lemonade may do up to three (3) times, for up to five (5) business days each) must, postpone or adjourn the Metromile special meeting in order to solicit additional proxies in favor of the Metromile merger proposal if on the date for which the Metromile special meeting is scheduled, there would be insufficient votes to obtain approval of the Metromile merger proposal, whether or not a quorum is present. In such case, except where the Metromile board of directors has made a change of recommendation in compliance with the merger agreement, Metromile must use reasonable best efforts to solicit and obtain such proxies in favor of such proposal as soon as reasonably practicable.
However, without Lemonade’s consent (not to be unreasonably withheld, conditioned or delayed), (a) no single adjournment or postponement may be for more than five (5) business days, except as may be required by applicable legal requirements, and, subject to certain exceptions, all such adjournments and postponements together may not postpone Metromile special meeting for more than twenty (20) business days or, in the case of the third bullet point above and the immediately foregoing paragraph, less than five (5) business days prior to the end date and (b) Metromile may not change the record date for determining the stockholders entitled to notice of and to vote at the Metromile special meeting.
Regulatory Approvals
Under the merger agreement, Lemonade, the Acquisition Subs, and Metromile have each agreed to cooperate with each other and to use (and to cause their respective affiliates to use), and Lemonade will cause each person who is deemed by a governmental authority to “control” Lemonade or will be deemed by a governmental authority to “control” any Metromile insurance subsidiaries following the closing (each such person, a “control person”) to cooperate with the parties hereto and to use and cause their respective affiliates to use, their respective reasonable best efforts to fulfill all conditions applicable to such party pursuant to the merger agreement and to consummate the transactions contemplated by the merger agreement, including using reasonable best efforts to: (i) prepare and file (and to cooperate with each other in preparing and filing) the regulatory filings and obtain (and to cooperate with each other in obtaining) regulatory approvals, consents, registrations, permits, and authorizations from any governmental entity as promptly as reasonably practicable (and in any event no later than the end date), subject to the limitations described below and (ii) obtain all necessary consents, approvals or waivers from third parties.
Lemonade agreed, that except as set forth in the Lemonade disclosure schedules, neither Lemonade nor any of its applicable affiliates will, and Lemonade will cause each of the control persons not to, at any time prior to the closing, file any application with or request for approval or non-disapproval by any governmental entity with respect to any inter-affiliate transaction between Metromile or any of its affiliates, on the one hand, and any of the post-closing affiliates of any of them (including Lemonade and any of its affiliates or control persons), on the other hand, in each case that would require approval or non-disapproval under applicable legal requirements.
Lemonade and Metromile agreed, in consultation and cooperation with each other, to prepare and file (i) the notifications required under the HSR Act within twenty (20) business days after the date of the merger agreement, and (ii) as promptly as reasonably practicable after the date of the merger agreement (but in no event later than as required by applicable legal requirements), all other filings required or advisable with respect to any other antitrust laws or applicable legal requirements (or pre-file with regard to any governmental entity that requires such pre-filing prior to any formal filing). Lemonade also agreed to file, and to cause each control person to file, within twenty (20) business days after the date of the merger agreement, a “Form A” Approval of Acquisition of Control with the Delaware Department of Insurance and the California Department of Insurance with respect to the acquisition of control of the Metromile insurance subsidiaries. Each party will promptly notify the other party and provide copies to the other party of any substantive written notice or other written communication from any governmental authority in connection with any current or pending governmental authorizations (other than those that are administrative or ministerial in nature). The parties agreed to use their respective reasonable best efforts to respond as promptly as reasonably practical to any inquiries or requests for additional information from any state attorney general, antitrust authority or other government entity pursuant to or related to the transactions contemplated by the merger agreement. The “Form A” filings were submitted on November 18, 2021.
In connection with seeking or obtaining approvals or consent for the mergers, neither Metromile nor any of its subsidiaries or affiliates will not, without the prior written consent of Lemonade (not to be unreasonably withheld, conditioned or delayed), offer, propose, negotiate, agree or consent to any accommodation, concession, commitment, condition, or remedy (financial or otherwise) to or with any governmental entity or any third party. Without the prior written consent of the other party, neither Lemonade or any of its affiliates or control person, on the one hand, nor Metromile, on the other hand, will enter into any agreement relating to the transactions contemplated by the merger agreement with any governmental entity or take any other action that would reasonably be expected to materially delay the closing or the expiration or termination of any waiting period under the HSR Act or any other applicable legal requirements.
If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the mergers as violative of any antitrust law or other applicable legal requirements, each of Lemonade and Metromile will, and Lemonade will cause each control person to, use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement. Subject to the proviso below, Lemonade will, and will cause its affiliates and the control persons to, take or refrain from taking, and agree or commit to take or refrain from taking, any and all actions, or suffer to exist any limitation, action, restriction, condition or requirement, as applicable, in each case that are necessary to avoid each and every impediment under any applicable legal requirement that may be asserted by, or judgment, decree and order that may be entered by or with, any governmental entity with respect to this agreement or other transactions contemplated hereby this agreement so as to enable the closing to occur as promptly as practicable, including any of the foregoing as is necessary, proper or advisable to (a) obtain all approvals, consents, clearances, expirations from any governmental entities necessary, proper or advisable to consummate the transactions contemplated by this agreement, (b) resolve any objections that may be asserted by any governmental entity with respect to the transactions contemplated by this agreement and (c) prevent the entry of, and have vacated, lifted, reversed or overturned, any judgment, decree or order of any governmental entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the merger agreement; provided that, notwithstanding anything to the contrary contained in the merger agreement, in no event will Lemonade or any of its affiliates or the control persons be required to take any action, including entering into any consent decree, hold separate order or other arrangement, that (when taken together with all other such actions) would have, or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition or results of operations of (A) Metromile and its subsidiaries, taken as a whole and (B) Lemonade and its subsidiaries, taken as a whole, or (ii) the aggregate economic benefits that Lemonade reasonably expects to receive from the transactions contemplated by the merger agreement.
Each of Lemonade and Metromile agrees that, prior to the earlier of the first effective time and the termination of the merger agreement pursuant to the merger agreement, it will not, and will ensure that none of its subsidiaries or affiliates will, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to materially delay, materially impede or prevent the consummation of the transactions contemplated by the merger agreement.
Each party will consult and coordinate with each other with respect to interactions with and filings submitted to the government, except where prohibited by applicable legal requirements or any governmental entity, and subject to the provisions of the non-disclosure agreement. Additionally, each party is required to (a) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to the merger agreements, (b) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any governmental entity by or on behalf of any party in connection with any such filing or any legal proceeding in connection with the merger agreement or the transactions contemplated hereby; (c) coordinate with the other in preparing and exchanging such information; (d) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any governmental entity in connection with any filing required by the applicable provisions of the merger agreement or the transactions contemplated thereby; and (e) consult with the other party in advance of any meeting, video conference, or teleconference with any governmental entity and, to the extent not prohibited by the governmental entity or, in connection with any proceeding by a private party, with any other person, and, to the extent not prohibited by the governmental entity or other person, give the other party the opportunity to attend and participate in such meetings, video conferences, and teleconferences.
Access to Information
Subject to certain limitations, prior to the first effective time, Metromile will afford Lemonade and its representatives reasonable access, during normal business hours upon prior notice, to Metromile’s and its subsidiaries’ personnel, properties, contracts, filings, books and records and, during such period, will furnish promptly to Lemonade all reasonably available information concerning Metromile’s business as Lemonade may reasonably request in each case for the purposes of integration planning and the consummation of the transactions contemplated by the merger agreement.
Publicity
Except for in the case of any press release or other public announcement or disclosure in connection with any change in recommendation in compliance with the merger agreement, Lemonade and Metromile must consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement or statement with respect to the merger agreement or the mergers and may not issue any such public announcement or statement prior to such consultation, except as may be required by applicable legal requirements or by the Nasdaq Capital Market or the NYSE rules and regulations (in which event Lemonade or Metromile, as applicable, must endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement in advance, and must give due consideration to all reasonable additions, deletions or changes suggested thereto by Lemonade or Metromile, as applicable). Notwithstanding the foregoing:

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Lemonade may make public announcements concerning the merger agreement or the mergers that consist of information previously disclosed in previous public announcements made by Lemonade in compliance with the publicity provisions of the merger agreement; and

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Lemonade may make any public statements to the press, analysts, investors or those participating in investor calls or industry conferences.

In addition, this publicity covenant will not apply to any press release or public annoucement or disclosure in connection with any change in recommendation by the Metromile board of directors.
Lemonade and Metromile agreed to issue the previously agreed upon form of joint press releases announcing the execution and delivery of the merger agreement promptly following the execution of the merger agreement.
Employee Benefits Matters
For 12 months following the closing of the merger, Metromile employees who continue employment with Lemonade or any of its subsidiaries will receive (a) base salary that is substantially comparable in the aggregate to those provided prior to such continuing employees immediately prior to the closing, (b) target cash incentive compensation opportunities that are substantially comparable in the aggregate to those provided to similarly situated employees of Lemonade and its affiliates and (c) employee benefits that are the same, in the aggregate, as those provided to similarly situated employees of Lemonade and its affiliates.
Lemonade will use reasonable best efforts to (a) cause prior service to Metromile or its subsidiaries to be recognized for purposes of eligibility and vesting under Lemonade benefit plans, (b) waive any and all evidence of insurability requirements, pre-existing condition limitations, exclusions or waiting periods with respect to participation and coverage requirements under Lemonade benefits plans, to the extent waived, satisfied, or not included under the analogous Metromile benefit plans, and (c) provide credit to Metromile continuing employees for deductibles, co-payments or out of pocket expenses incurred with respect to any Metomile medical plan during the same plan year of such plan to any Lemonade medical plan when such employees begin participation in a Lemonade medical plan.
Metromile will take all necessary actions with respect to the Metromile, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) so that (a) any offering period in effect as of the last day of the current offering period will be shortened by a new “exercise date” in respect of such offering period that is no later than the last day of the current offering period (the “Offering Period End Date”) and on the Offering Period End Date, cause the exercise of each outstanding purchase right under the ESPP, subject to certain exceptions and (b) as of the Offering Period End Date, the ESPP will be suspended.
Certain Tax Matters
Lemonade and Metromile intend that the mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The merger agreement is intended to be a “plan of reorganization” for purposes of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Lemonade, the Acquisition Subs and Metromile are parties under Section 368(b) of the Code, and each of Lemonade, the Acquisition Subs and Metromile have adopted it as such.
Both prior to and following each of the first effective time and second effective time, (x) Lemonade will not make (or permit Acquisition Sub II to make) any election to classify Acquisition Sub II as a corporation for U.S. federal income tax purposes, and (y) Lemonade, the Acquisition Subs and Metromile will use their respective commercially reasonable efforts, and will cause their respective subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the mergers, taken together, to qualify for the Intended Tax Treatment, including (i) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the mergers, taken together, to qualify for the Intended Tax Treatment and (ii) not taking any tax reporting position inconsistent with the intended tax treatment for U.S. federal (and applicable state and local) income tax purposes, unless otherwise required pursuant to a change in applicable tax law or a “determination” within the meaning of Section 1313(a) of the Code (or corresponding or similar provision of state or local tax law).

Each of Lemonade and Metromile shall reasonably cooperate with one another and their respective counsel and use its commercially reasonable efforts to obtain an opinion that the mergers, taken together, should qualify for the Intended Tax Treatment from Latham & Watkins LLP and Kirkland & Ellis LLP (or, in each case, such other nationally recognized tax counsel reasonably satisfactory to Lemonade and Metromile), respectively, and in each case, including by executing and delivering customary tax representation letters (not to be inconsistent with the merger agreement and dated as of the date of such opinion) as Latham & Watkins LLP and Kirkland & Ellis (or, in each case, such other nationally recognized tax counsel reasonably satisfactory to Lemonade and Metromile) may reasonably request in form and substance reasonably satisfactory to Latham & Watkins LLP and Kirkland & Ellis LLP (or, in each case, such other nationally recognized tax counsel reasonably satisfactory to Lemonade and Metromile). Each of Lemonade, the Acquisition Subs and Metromile further acknowledges and agrees that it is not a condition to the closing that the mergers, taken together, qualify for the Intended Tax Treatment or such opinions from Latham & Watkins LLP and Kirkland & Ellis LLP (or, in each case, such other nationally recognized tax counsel reasonably satisfactory to Lemonade and Metromile) be delivered to Lemonade and Metromile, respectively.
Indemnification; Directors’ and Officers’ Insurance
For at least six (6) years following the First Effective time:
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The Surviving Company must indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of Metromile or any of its subsidiaries and any person who becomes a director or officer of Metromile or any of its subsidiaries prior to the first effective time (such individuals, the “indemnified parties”) to the fullest extent permitted by applicable legal requirements; and

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Metromile as the surviving corporation must maintain in effect the provisions in the organizational documents of Metromile and each of its subsidiaries and other agreements of Metromile or any of its subsidiaries with any indemnified party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers, and directors or other fiduciaries and advancement of expenses that are in existence on the date of the merger agreement (including acts or omissions in connection with the approval of the merger agreement and the consummation of the mergers and the related transactions) and set forth in Metromile’s disclosure schedule, and no such provision may be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the first effective time without the consent of such indemnified party.

Furthermore, for at least six (6) years following the first effective time, the Surviving Company must maintain in effect Metromile’s existing directors’ and officers’ liability insurance policy (the “D&O Policy”) for claims arising from facts or events that occurred at or prior to the effective time (including with respect to the approval of the merger agreement and the consummation of the mergers) and covering each of Metromile’s current directors and officers on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of the merger agreement. However, in no event will the Surviving Company be required to expend in any one (1) year an amount in excess of 300% of the current annual premium paid by Metromile for such insurance. Therefore, in lieu of the foregoing obligation, Metromile may, or if Metromile is unable to, Lemonade may on its behalf, purchase, prior to the effective time, a six- year “tail” prepaid policy on the D&O Policy with an annual cost not exceeding such 300% of the current annual premium paid by Metromile for such insurance.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, regulatory filings and approvals (which are described under entitled “The Merger — Regulatory Approvals”), the delisting of shares of Metromile common stock from the Nasdaq Capital Market and the deregistration of Metromile under the Exchange Act (which are described under “The Merger — Listing of Lemonade Common Stock; Delisting and Deregistration of Metromile Common Stock”), reporting requirements under Section 16 of the Exchange Act, notification of certain events and regulatory matters, coordination with respect to litigation relating to the mergers and the termination of certain agreements.
Conditions to the Completion of the Mergers
The obligations of each of Lemonade and Metromile to complete the mergers are subject to the satisfaction or waiver, as of the closing, of each of the following conditions:
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the registration statement on Form S-4 of which this proxy statement/prospectus forms a part must have become effective in accordance with the provisions of the Securities Act, no stop order must have been issued by the SEC and remain in effect with respect to the Form S-4 and no proceedings for that purpose may have been commenced or threatened in writing by the SEC and not withdrawn;

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approval by Metromile stockholders of the Metromile merger proposal must have been obtained;

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(a) any waiting period (or any agreed upon extensions thereof in accordance with the applicable provisions of the merger agreement or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act must have expired or been terminated and there will be no agreement (agreed upon in accordance with the applicable provisions of the merger agreement) pending or in effect between Lemonade and any governmental entity not to close and (b) any governmental authorization identified in the Metromile disclosure schedules must have been made or obtained and remain in full force and effect;

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the shares of Lemonade common stock to be issued pursuant to the mergers, including the shares of Lemonade common stock to be issued upon the exercise of converted Metromile stock options and upon vesting of converted Metromile RSUs, must have been approved for listing (subject to notice of issuance) on the NYSE; and

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no law or order preventing, enjoining or making illegal the consummation of the mergers may have been issued by a court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect.

The obligation of Lemonade to complete the mergers is subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:
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Certain representations and warranties of Metromile regarding capitalization must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the merger agreement and must be true and accurate, other than de minimis inaccuracies, at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

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Certain representations and warranties of Metromile regarding (a) Metromile’s incorporation and good standing, (b) capitalization, (c) corporate authority and approval, (d) Metromile’s required stockholder approval, (e) non-violation of Metromile’s or its subsidiaries’ organizational documents, (f) takeover statutes, (g) opinion of Metromile’s financial advisor, (h) brokers and (i) Metromile’s insurance subsidiaries must have been true and accurate in all material respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all material respects as of such particular date or period of time), without giving effect to any materiality or material adverse effect qualifications contained therein;

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Certain representations and warranties of Metromile regarding Metromile’s insurance subsidiaries must have been true and accurate at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all material respects as of such particular date or period of time);

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Metromile’s remaining representations and warranties must have been true and accurate in all respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all respects as of such particular date or period of time), except where the failure to be true and accurate, individually or in the aggregate, has not constituted or resulted in a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein. However, reference to material adverse effect will be given effect with respect to certain representations and warranties of Metromile regarding absence of certain changes;

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Metromile’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;

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Since the date of the merger agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in, a material adverse effect for Metromile; and

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Lemonade must have received a certificate, dated as of the closing date and executed by the Chief Executive Officer or Chief Financial Officer of Metromile, confirming that the conditions described in the preceding six bullet points have been satisfied.

The obligation of Metromile to complete the mergers are subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:
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Certain representations and warranties of Lemonade regarding capitalization must have been true and accurate, other than de minimis inaccuracies at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

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Certain representations and warranties of Lemonade regarding (a) Lemonade’s and the Acquisition Subs’ incorporation and good standing, (b) capitalization, (c) corporate authority and approval, (d) non-violation of Lemonade’s or its subsidiaries’ organizational documents, (e) takeover statutes and (f) brokers must have been true and accurate in all material respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all material respects as of such particular date or period of time), without giving effect to any materiality or material adverse effect qualifications contained therein;

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Lemonade’s remaining representations and warranties must have been true and accurate in all respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all respects as of such particular date or period of time), except where the failure to be true and accurate, individually or in the aggregate, has not constituted or resulted in a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein. However, reference to material adverse effect will be given effect with respect to certain representations and warranties of Lemonade regarding absence of certain changes;

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Lemonade’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;

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Since the date of the merger agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in a material adverse effect for Lemonade; and

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Metromile must have received a certificate, dated as of the closing date and executed by the Chief Executive Officer or Chief Financial Officer of Lemonade, confirming that the conditions described in the preceding five bullet points have been satisfied.

Frustration of Closing Conditions
None of Lemonade, the Acquisition Subs or the Metromile may rely on the failure of any closing condition to be satisfied as a condition precedent to any right or obligation of such party hereunder if such failure was caused by such party’s breach of the merger agreement.

Termination of the Merger Agreement
The merger agreement may be terminated and the mergers abandoned:
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by mutual written consent of Lemonade and Metromile at any time prior to the effective time;

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by either Lemonade or Metromile, if the mergers have not been consummated on or prior to the end date (however, (a) if all of the conditions to closing, other than conditions related to the receipt of required regulatory approvals and the absence of restraints under applicable legal requirements) have been satisfied or waived or are capable of being satisfied at such time, the end date may be extended to November 8, 2022, (b) if the satisfaction of the last to be satisfied or waived of the conditions set forth in the conditions to the completion of the mergers (other than those conditions that by their nature are to be satisfied at the closing) occurs less than two (2) business days prior to the end date, the end date will be deemed extended to the extent necessary to permit the closing to occur, and (c) a party may not terminate the merger agreement pursuant to this provision if such party’s material breach of any of its obligations under the merger agreement was the primary cause of, or primarily resulted in, the failure of the closing to have occurred by the end date);

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by either Lemonade or Metromile, if a governmental authority of competent jurisdiction has entered or issued a final and non-appealable order or adopted or enacted a law that is final and non-appealable that permanently prevents, enjoins or makes illegal the consummation of the mergers (however, (a) the party seeking to terminate the agreement must have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint, and (b) a party may not terminate the merger agreement pursuant to this provision if the material breach by such party (or any affiliate of such party) of any of such party’s obligations under the merger agreement shall have materially contributed to such order or law;

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by Lemonade, if Metromile has failed to include the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement in this proxy statement/prospectus or made a change of recommendation, prior to Metromile obtaining its required stockholder approval;

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by Lemonade, if Metromile breaches the merger agreement no solicitation or special meeting provisions in any material respects;

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by either Lemonade or Metromile, if the approval by Metromile stockholders of the Metromile merger proposal has not been obtained after a vote on approval of such proposal has been taken at the Metromile special meeting (including any adjournment thereof); or

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by either Lemonade or Metromile, if the other party has breached any representation, warranty or covenant in the merger agreement and such breach (a) would result in the failure of conditions to closing and (b) is not curable by, or is not cured by, the earlier of the end date and the date that is 30 days following written notice describing such breach (however, the terminating party may not exercise this termination right if it is then in material breach of any representation, warranty or agreement contained in the merger agreement).

Termination Fee
Metromile will be obligated to pay to Lemonade the termination fee if the merger agreement is terminated:
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(a) by Lemonade if Metromile has failed to include the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement in this proxy statement/prospectus or made a change of recommendation prior to approval of the Metromile merger proposal, (b) by Lemonade if Metromile has breached in any material respect the applicable no solicitation of acquisition proposals and special meeting provisions of the merger agreement, (c) by either Lemonade or Metromile if the mergers have not been consummated on or prior to close of business on the end date, or (d) by either Lemonade or Metromile due to the failure of Metromile to obtain approval by Metromile stockholders of the Metromile merger proposal, in each of the previous cases of clauses (c) and (d), at a time when Lemonade would have been entitled to terminate the merger agreement if Metromile has failed to include the Metromile board of directors’ recommendation to Metromile stockholders to adopt the merger agreement in this proxy statement/prospectus or has made a change of recommendation, prior to Metromile obtaining its required stockholder approval;
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by either Lemonade or Metromile if the mergers have not been consummated on or prior to close of business on the end date;

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by either Lemonade or Metromile due to the failure of Metromile to obtain approval by Metromile stockholders of the Metromile merger proposal;

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by Lemonade, subject to certain exceptions, if any of Metromile’s covenants in respect of the no solicitation or special meeting provisions contained in the merger agreement shall have been breached such that the conditions to the completion of the mergers would not be satisfied; or

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for the three immediately preceding bullet points, (x) at or prior to the termination, an intention to make an acquisition proposal shall have been publicly announced or an acquisition proposal for Metromile has been publicly disclosed, publicly announced, or otherwise publicly commenced, submitted or made at least five (5) business days prior to the Metromile special meeting (or at least five (5) business days prior to such termination, in the case of an applicable termination other than pursuant to clause (d) in the first bullet point above) and (y) within 12 months after termination of the merger agreement, either (i) an alternative transaction with respect to Metromile is consummated or (ii) a definitive agreement relating to an alternative transaction is entered into by Metromile (except that the parties have agreed that in the case of a definitive agreement being entered into as described in this clause (ii), each reference to “20%” in the definition of alternative transaction will be deemed to be a reference to “50%”).

The termination fee will be payable by Metromile only once and not in duplication even though the termination fee may be payable by Metromile pursuant to all of the circumstances described above.
Post-Termination Liability
Except in the case of any actual, common law fraud or willful breach, if Lemonade receives the termination fee, then the receipt of the termination fee will be Lemonade’s sole and exclusive remedy against Metromile, its affiliates and its and their respective representatives in connection with the merger agreement.
Amendment and Waiver
The merger agreement may be amended at any time prior to the first effective time by an instrument in writing signed on behalf of each of the parties to the merger agreement, except that if the Metromile merger proposal is approved, no amendment may be made which by applicable legal requirements or Nasdaq Capital Market rule or regulation requires further approval of Metromile stockholders without the further approval of such Metromile stockholders.
Except as otherwise provided in the merger agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition therein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver will not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any party to exercise any power, right, privilege or remedy under the merger agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the merger agreement, will operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
Assignment
The merger agreement is not assignable by any party to the merger agreement, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties thereto.

Third-Party Beneficiaries
Lemonade, the Acquisition Subs and Metromile have agreed that their respective representations and warranties set forth in the merger agreement are solely for the benefit of the other parties thereto, in accordance with and subject to the merger agreement’s terms. The merger agreement is not intended to, and does not, confer upon any person other than Lemonade, the Acquisition Subs and Metromile and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance and, after the effective time, the provisions of the merger agreement relating to payment of the merger consideration, any cash in lieu of fractional shares of Lemonade common stock, and any dividends or other distributions, which provisions inure to the benefit of, and are enforceable by, holders of Metromile common stock and Metromile equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the merger agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the merger agreement without notice or liability to any other person.
Jurisdiction; Specific Performance
Each of Lemonade, the Acquisition Subs and Metromile has consented to the exclusive personal jurisdiction of the Delaware Court of Chancery (or if the Delaware Court of Chancery does not have jurisdiction, any federal court within the State of Delaware) in any legal actions or proceedings relating to the merger agreement or any of the transactions contemplated thereby.
Each of Lemonade, the Acquisition Subs and Metromile has also agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed or were threatened to be not performed, or were otherwise breached. Accordingly, and in addition to any other remedy that each may be entitled to, including monetary damages, Lemonade, the Acquisition Subs and Metromile have agreed that each will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. Each of Lemonade, the Acquisition Subs and Metromile has also irrevocably waived any requirement for the securing or posting of any bond in connection with such injunctions.

VOTING AND SUPPORT AGREEMENTS
The following description sets forth the principal terms of the voting and support agreements, which is substantially in the form attached as Annex C hereto and incorporated by reference in this proxy statement/ prospectus. The rights and obligations of Lemonade and certain stockholders of Metromile (the “Metromile supporting stockholders”) are governed by the express terms and conditions of the voting and support agreements and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the voting and support agreements. You are encouraged to read the form of voting and support agreements carefully and in its entirety, as well as this proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this proxy statement/prospectus.
Contemporaneously with the execution of the merger agreement, Lemonade and the Metromile supporting stockholders entered into the voting and support agreements. Pursuant to the voting and support agreements, each Metromile supporting stockholder irrevocably and unconditionally agreed, among other things, that at any meeting of stockholders of Metromile, including the Metromile special meeting, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Metromile is sought, that such Metromile supporting stockholder will (a) appear at such meeting or otherwise cause such Metromile supporting stockholder’s shares to be counted for the purpose of establishing a quorum; and (b) vote all of such Metromile supporting stockholder’s shares of Metromile common stock (i) in favor of the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated by the merger agreement; (ii) in favor of any adjournment of such meeting recommended by Metromile with respect to any Metromile special meeting to the extent permitted or required under the special meeting provisions of the merger agreement; (iii) against any acquisition proposal; (iv) against any merger agreement or merger (other than the merger agreement and the mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Metromile, and (v) against any action or agreement that would reasonably be expected to (A) materially impede, frustrate, interfere with, delay, postpone, prevent or otherwise impair the mergers or the other transactions contemplated by the merger agreement, (B) result in a breach of any covenant, representation, warranty or any other obligation or agreement of Metromile under the merger agreement, (C) result in a breach in any respect of any covenant, representation, warranty or other obligation or agreement of such Metromile supporting stockholder under the voting and support agreements, (D) result in any of the conditions precedent set forth in the merger agreement not being fulfilled or (E) except as expressly contemplated by the merger agreement, change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of Metromile.
Under the voting and support agreements, subject to certain exceptions, each of the Metromile supporting stockholders have agreed, prior to the expiration date (as defined below), not to transfer, pledge, hypothecate, encumber, assign or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of any of its shares of Metromile common stock or the beneficial ownership thereof.
Under the voting and support agreements, each Metromile supporting stockholder agreed that they will not, and will use their reasonable best efforts to cause their representatives not to, directly or indirectly:
•
solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any person (other than Lemonade or its subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal;

•
furnish any non-public information regarding Metromile or any of its subsidiaries (other than to Lemonade and its subsidiaries), in connection with, or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

•
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person (other than Lemonade or its representatives) with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

•
approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any acquisition proposal; or

•
resolve or agree to do any of the foregoing.

The voting and support agreements also contains provisions providing that each of the Metromile supporting stockholders may not take any action that would make any representation or warranty of such Metromile supporting stockholder contained in the voting and support agreements untrue or in any way restrict, limit or interfere with the performance of such Metromile supporting stockholder’s obligations under the voting and support agreements or the transactions contemplated by the merger agreement. In addition, each of the Metromile supporting stockholders agreed to waive any appraisal or dissenters’ rights that it may have in connection with the mergers.
The voting and support agreements shall terminate upon the earliest of (such time, the “expiration date”): (a) the mutual agreement of Lemonade and the applicable Metromile supporting stockholder, (b) the first effective time and (c) the termination of the merger agreement in accordance with its terms.
As of November 8, 2021, the Metromile supporting stockholders beneficially owned an aggregate of 14,440,121 shares of Metromile common stock, representing approximately 11.3% of the outstanding shares of Metromile common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF METROMILE
The following tables summarize our consolidated financial data and other data. We derived the selected consolidated income statement data and the selected consolidated statement of cash flow data for the years ended December 31, 2020 and 2019, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this Proxy Statement/Prospectus. We derived the selected unaudited consolidated income statement data and the selected unaudited consolidated statement of cash flow data for the nine months ended September 30, 2021 and 2020, and the selected unaudited consolidated balance sheet as of September 30, 2021 and 2020 from our unaudited consolidated financial statements included elsewhere in this Proxy Statement/Prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Proxy Statement/Prospectus.
(In thousands except shares)	For the nine months ended		For the years ended
	September 30, 2021	September 30, 2020	December 31, 2020	December 31, 2019
	(unaudited)	(unaudited)
Income Statement Data:
Revenue	$75,375	$24,359	$35,064	$52,755
Cost of services exclusive of depreciation and amortization	(210,206)	(44,247)	(62,880)	(93,957)
Loss from operations	(147,354)	(32,391)	(44,820)	(56,853)
Interest expense	(15,974)	(3,453)	(6,067)	(247)
Income tax provision/(benefit)	—	(67)	(84)	37
Net loss	$(171,644)	$(36,417)	$(120,097)	$(57,229)
Unrealized net gain (loss) on marketable securities	(26)	(33)	(49)	61
Total comprehensive loss	$(171,670)	$(36,450)	$(120,146)	$(57,168)
Per Share Data:
Weighted average shares outstanding	109,988,189	8,882,040	8,890,631	8,489,372
Net loss per share, basic and diluted	$(1.56)	$(4.10)	$(13.51)	$(6.74)
Balance Sheet Data (as period end):
Cash and cash equivalents	$159,157	$20,991	$19,150	$18,687
Total assets	332,044	202,774	202,164	210,494
Total liabilities	114,989	176,721	259,191	149,034
Total convertible preferred stock	—	304,469	304,469	304,469
Total stockholder’s equity/(deficit)	217,055	(278,416)	(361,496)	(243,009)
Consolidated Statement of Cash Flow Data:
Net cash used in operating activities	$(70,331)	$(19,336)	$(32,193)	$(30,741)
Net cash (used in) provided by investment activities	(43,265)	4,588	1,805	(63,288)
Net cash provided by financing activities	273,503	25,728	37,689	24,109

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements combine the separate historical financial information of Lemonade and Metromile after giving effect to the mergers and the pro forma effects of certain assumptions and adjustments described in “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements” below. The unaudited pro forma condensed combined financial statements give effect to the mergers as if they had been completed as of September 30, 2021 for purposes of the unaudited pro forma condensed combined balance sheet and as of January 1, 2020 for the purposes of the unaudited pro forma condensed and combined statements of operations and comprehensive loss.
The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:
•
the accompanying notes to the unaudited pro forma condensed combined financial statements;

•
Lemonade’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2020, included in Lemonade’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 8, 2021;

•
Metromile’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2020, included herein;

•
Lemonade’s separate unaudited historical consolidated financial statements and accompanying notes as of and for nine months ended September 30, 2021, included in Lemonade’s Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2021 filed with the SEC on November 9, 2021;

•
Metromile’s separate unaudited historical condensed consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2021 included herein; and

•
other information pertaining to Metromile and Lemonade contained in or incorporated by reference into this proxy statement/prospectus. See the section titled “Selected Consolidated Historical Financial Data of Metromile” included elsewhere in this proxy statement/prospectus.

In connection with the plan to integrate the operations of Lemonade and Metromile following the completion of the mergers, Lemonade anticipates that nonrecurring charges will be incurred. Lemonade is not able to determine the timing, nature, and amount of these charges as of the date of this proxy statement/prospectus. However, these charges will affect the results of operations of Lemonade and Metromile, as well as those of the combined company following the completion of the mergers, in the period in which they are incurred. The unaudited pro forma condensed combined financial statements do not include the effects of costs associated with any restructuring or integration activities resulting from the transaction, as such costs cannot be determined at this time.
The pro forma financial information reflects adjustments that management believes are necessary to present fairly entity’s pro forma financial position and results of operations following the closing of the transaction as of and for the periods indicated. The adjustments are based on currently available information and assumptions that management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to reflect Lemonade’s financial condition and the results of operations as if Lemonade completed the transaction on September 30, 2021 and January 1, 2020, respectively. These adjustments are based on preliminary estimates and may be different from the acquisition accounting that will be made by Lemonade upon consummation of the transaction, and these differences could be material.
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the mergers. It has been prepared for informational purposes only and is subject to a number of uncertainties and assumptions. The pro forma financial information has been prepared by Lemonade in accordance with Regulation S-X Article 11, Pro Forma Financial information (“Article 11”). Additionally, the unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The estimates of fair value are preliminary and are dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive valuation. Accordingly, actual adjustments to the combined company’s financial statements following the mergers will differ, perhaps materially, from those reflected in the unaudited pro forma condensed combined financial statements because the assets and liabilities of Metromile will be recorded at their respective fair values on the date the mergers are is consummated, and the preliminary assumptions used to estimate these fair values may change between now and the completion of the mergers. Consequently, amounts preliminarily allocated to goodwill could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below. In addition, the unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions that may result from the mergers.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2021
(in millions)
			Transaction Accounting Adjustments
	Lemonade Historical	Metromile Historical	Reclassification Adjustments — Note 3	Pro Forma Adjustments — Note 6		Pro Forma Combined
	(in millions, except per share amounts)
Assets
Investments
Fixed maturities available-for-sale, at fair value	697.6	49.8	—	—		747.4
Short-term investments	107.5	—	—	—		107.5
Total investments	805.1	49.8	—	—		854.9
Cash, cash equivalents and restricted cash	319.6	210.7	0.1	—		530.4
Premium receivable, net	129.2	18.7	—	—		147.9
Reinsurance recoverable	70.8	—	—	—		70.8
Prepaid reinsurance premium	150.2	—	—	—		150.2
Prepaid expenses and other assets	—	7.9	(7.9)	—		—
Deferred acquisition costs	6.0	1.6	—	(1.6)	(B)	6.0
Property and equipment, net	10.8	13.0	—	—		23.8
Intangible assets	0.6	29.5	—	62.9	(A)	93.0
Value of business acquired	—	—	—	0.7	(B)	0.7
Goodwill	—	—	—	42.3	(H)	42.3
Other assets	29.4	0.8	7.8	—		38.0
Total assets	1,521.7	332.0	—	104.3		1,958.0
Liabilities and Stockholders’ Equity
Unpaid loss and loss adjustment expense	74.0	70.8	—	4.5	(C)	149.3
Unearned premium	203.2	17.4	—	—		220.6
Deferred revenue	—	4.6	—	—		4.6
Trade payables	3.0	8.9	—	—		11.9
Notes payable	—	—	—	—		—
Warrant liability	—	6.7	—	(5.8)	(D)	0.9
Funds held for reinsurance treaties	97.1	—	—	—		97.1
Deferred ceding commission	36.1	—	—	—		36.1
Ceded premium payable	24.8	—	—	—		24.8
Other liabilities and accrued expenses	35.5	6.6	—	9.2	(E), (G)	51.3
Total liabilities	473.7	115.0	—	7.9		596.6
Commitments and contingencies
Stockholders’ equity
Common stock	—	—	—	—	(F)	—
Additional paid-in capital	1,539.5	755.2	—	(428.1)	(F)	1,866.6
Accumulated deficit	(491.6)	(538.2)	—	524.5	(E), (F)	(505.3)
Accumulated other comprehensive income	0.1	—	—	—		0.1
Total stockholders’ equity	1,048.0	217.0	—	96.4		1,361.4
Total liabilities and stockholders’ equity	1,521.7	332.0	—	104.3		1,958.0
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Nine Months Ended September 30, 2021
(in millions, except per share data)
			Transaction Accounting
	Lemonade Historical	Metromile Historical	Reclassification Adjustments — Note 3	Pro Forma Adjustments — Note 7		Pro Forma Combined
	(in millions, except per share amounts)
Revenue
Net earned premium	51.6	47.3	—	—		98.9
Ceding commission income	31.9	—	24.0	—		55.9
Net investment income	1.0	0.1	—	—		1.1
Commission and other income	2.9	—	4.0	—		6.9
Other revenue	—	28.0	(28.0)	—		—
Total revenue	87.4	75.4	—	—		162.8
Expense
Loss and loss adjustment expense, net	47.0	62.4	—	—		109.4
Other insurance expense	16.3	15.2	3.5	(2.3)	(A), (B)	32.7
Sales and marketing	104.4	—	85.4	—		189.8
Sales, marketing and other acquisition costs	—	85.6	(85.6)	—		—
Technology development	35.4	11.9	—	—		47.3
Amortization of capitalized software	—	8.2	(8.2)	—		—
Other operating expenses	—	39.5	(39.5)	—		—
General and administrative	49.5	—	44.4	6.0	(C), (D)	99.9
Interest expense	—	16.0	—	—		16.0
Impairment on digital assets	—	0.1	—	—		0.1
(Decrease) increase in fair value of stock warrant liability	—	8.1	—	—		8.1
Total expense	252.6	247.0	—	3.7		503.3
Loss before income taxes	(165.2)	(171.6)	—	(3.7)		(340.5)
Income tax expense	5.8	—	—	—	(F)	5.8
Net loss	(171.0)	(171.6)	—	(3.7)		(346.3)
Other comprehensive income, net of tax
Unrealized (loss) gain on investments	(1.2)	—	—	—		(1.2)
Foreign currency translation adjustment	(0.5)	—	—	—		(0.5)
Comprehensive loss	(172.7)	(171.6)	—	(3.7)		(348.0)
Per share data:
Net loss per share attributable to common stockholders – basic and diluted	$(2.80)	$(1.56)			(G)	$(5.06)
Weighted average common shares outstanding – basic and diluted	61,086,238	109,988,189			(G)	68,376,472
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2020
(in millions, except per share data)
			Transaction Accounting Adjustments
	Lemonade Historical	Metromile Historical	Reclassification Adjustments — Note 3	Pro Forma Adjustments — Note 7		Pro Forma Combined
	(in millions, except per share amounts)
Revenue
Net earned premium	77.3	12.5	—	—		89.8
Ceding commission income	15.3	—	14.9	—		30.2
Net investment income	1.5	0.5	—	—		2.0
Commission and other income	0.3	—	7.2	—		7.5
Other revenue	—	22.1	(22.1)	—		—
Total revenue	94.4	35.1	—	—		129.5
Expense
Loss and loss adjustment expense, net	54.7	21.2	—	—		75.9
Other insurance expense	14.4	16.8	4.7	(2.8)	(A), (B)	33.1
Sales and marketing	80.4	—	4.6	—		85.0
Sales, marketing and other acquisition costs	—	5.5	(5.5)	—		—
Technology development	19.4	8.2	—	—		27.6
Amortization of capitalized software	—	11.2	(11.2)	—		—
Other operating expenses	—	17.0	(17.0)	—		—
General and administrative	46.3	—	24.4	10.3	(C), (D)	94.7
				13.7	(E)
Interest expense	—	6.1	—	—		6.1
Increase in fair value of stock warrant liability	—	69.3	—	—		69.3
Total expense	215.2	155.3	—	21.2		391.7
Loss before income taxes	(120.8)	(120.2)	—	(21.2)		(262.2)
Income tax expense	1.5	(0.1)	—	—	(F)	1.4
Net loss	(122.3)	(120.1)	—	(21.2)		(263.6)
Other comprehensive income, net of tax
Unrealized (loss) gain on investments	0.1	—	—	—		0.1
Foreign currency translation adjustment	1.6	—	—	—		1.6
Comprehensive loss	(120.6)	(120.1)	—	(21.2)		(261.9)
Per share data:
Net loss per share attributable to common stockholders – basic and diluted	$(3.63)	$(13.51)			(G)	$(6.48)
Weighted average common shares outstanding – basic and diluted	33,654,828	8,890,631			(G)	40,652,405
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Description of Transactions
On November 8, 2021, Lemonade, Inc., a Delaware corporation (“Lemonade”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Lemonade, Citrus Acquisition Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of Lemonade (“Acquisition Sub I”), Citrus Acquisition Sub B, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Lemonade (“Acquisition Sub II,” and together with Acquisition Sub I, the “Acquisition Subs”) and Metromile, Inc., a Delaware corporation (the “Metromile”). Each of the board of directors of Lemonade and the board of directors of Metromile (the “Metromile Board”) have unanimously approved the Merger Agreement.
Pursuant to and on the terms and conditions set forth in the Merger Agreement, (i) Acquisition Sub I will merge with and into Metromile (the “First Merger”, and the effective time of the First Merger, the “First Effective Time”), with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”) in the First Merger and (ii) the Initial Surviving Corporation will merge with and into Acquisition Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), with Acquisition Sub II continuing as the surviving entity in the Second Merger and as a wholly owned subsidiary of Lemonade.
At the First Effective Time, each share of common stock of Metromile, par value $0.0001 per share (the “Metromile Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.05263 (the “Exchange Ratio”) shares of Lemonade common stock with cash being paid in lieu of any fractional shares of Lemonade common stock that Metromile stockholders would otherwise be entitled to receive in the first merger. Aside from accelerated vesting for certain time-based RSU awards and the cancellation of the performance-based RSU awards in connection with the mergers, each Metromile stock option and Metromile RSU award that is assumed by Lemonade will generally remain subject to the same vesting and other terms and conditions that applied to such award immediately prior to the effective time of the mergers.
The parties agreed that if the transactions contemplated by the merger agreement, including the mergers, constitute an “Acceleration Event” (as such term is defined in that certain Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020 and as amended on January 12, 2021 and further amended on February 8, 2021, by and among the Company, INSU II Merger Sub Corp. and Metromile Operating Company (formerly known as MetroMile, Inc.) (the “INSU Merger Agreement”), (a) the terms and conditions set forth in Section 2.17(g) of the INSU Merger Agreement will apply to the transactions contemplated by the merger agreement, including the mergers, (b) the “Additional Shares” (as such term is defined in the INSU Merger Agreement) will be issued as of immediately prior to the First Effective Time and (c) in accordance with the INSU Merger Agreement, as of the First Effective Time, each Additional Share will be converted into the right to receive Lemonade common stock in accordance with the exchange ratio.
If the transactions contemplated by the merger agreement, including the mergers, do not constitute an “Acceleration Event” (as such term is defined in the INSU Merger Agreement), then, pursuant to, and in accordance with the terms of the INSU Merger Agreement, if, (a) at any point following the First Effective Time and prior to February 9, 2023, the closing share price of Lemonade common stock over any 20 trading days within any 30 trading day period is greater than the quotient of (i) $15.00 divided by (ii) the exchange ratio, then, (b) as soon as practicable (but in any event within 10 business days) after such satisfaction, Lemonade will issue, on a ratable basis to the persons eligible to receive such Additional Shares, a number of shares of Lemonade common stock in an amount equal to the product of (i) 10,000,000 multiplied by (ii) the exchange ratio.
For additional information about the Merger Agreement, see “Annex A — The Merger Agreement” The Company’s and the Metromile’s obligations to effect the Merger are subject to the satisfaction or, to the extent permitted by law, waiver of certain conditions precedent. For a description of these conditions, see “Conditions to the Completion of the Mergers”

2. Basis of Presentation
The above unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are derived from the historical financial statements of Lemonade and Metromile after giving effect to the merger. The unaudited pro forma condensed combined balance sheet as of September 30, 2021 gives pro forma effect to these transactions as if they had been completed on September 30, 2021. The unaudited pro forma condensed combined statements operations and comprehensive loss for the nine months ended September 30, 2021 and the year ended December 31, 2020 give pro forma effect to these transactions as if they had been completed on January 1, 2020. Certain amounts may not foot due to rounding to millions.
The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Lemonade considered the acquirer for accounting purposes. In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the merger consideration is based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more evident and, thus more reliably measurable.
Under ASC 805, all of the Metromile assets acquired and liabilities assumed in this business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of merger consideration over the fair value of assets acquired and liabilities assumed, is allocated to goodwill. Subsequent to the completion of the merger, Lemonade and Metromile will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company.
A final determination of the merger consideration and estimated fair value of Metromile’s assets and liabilities, including goodwill, cannot be made prior to the completion of the merger, and will be based on the actual net tangible and intangible assets of Metromile that exist as of the date of completion of the transaction. Consequently, the merger consideration, estimated fair value adjustments, and amounts preliminarily allocated to goodwill, could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below. Lemonade has not completed a formal valuation study of Metromile’s assets and liabilities including identifiable intangible assets, at this preliminary stage and as the determination of the fair value of Metromile’s assets and liabilities, including the fair value of identifiable intangible assets, will not be made until the completion of the merger. Lemonade does not expect to complete a formal valuation study until the first reporting period subsequent to the completion of the merger. Accordingly, the unaudited pro forma adjustments, including the allocations of the merger consideration, have been made based on estimates solely for the purpose of providing unaudited pro forma condensed combined financial information.
At this preliminary stage, the estimated identifiable finite lived intangible assets include value of business acquired and internally developed technology. The weighted average useful life of the internally developed technology intangible is estimated to be 7 years. The value of business acquired (VOBA) is expected to be fully amortized in less than a year. There is significant uncertainty at this preliminary stage regarding the valuation of the identifiable intangible assets and the determination of the weighted average useful life, as such these items could change significantly from those used in the unaudited pro forma condensed combined financial information presented above and could result in a material change in the amortization of acquired intangible assets. The estimated indefinite lived identifiable intangible assets represent insurance licenses which are estimated to have an indefinite life and are therefore not amortized, but will be subject to periodic impairment testing and are subject to the same risks and uncertainties noted for the identifiable finite lived assets.
Management has recorded reclassifications of Metromile’s information to conform to Lemonade’s presentation. Following the completion of the merger Lemonade will conduct a final review of Metromile’s accounting policies to determine if further differences in accounting policies require adjustment to conform to Lemonade’s accounting policies or if further reclassifications are considered necessary. As a result of this review, management may identify further differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.
3. Reclassification Adjustments
The Pro Forma Financial Statements have been adjusted to reflect reclassifications of Metromile’s historical financial statements to conform to Lemonade’s financial statement presentation., as set forth below (in millions).
Pro Forma Balance Sheet as of September 30, 2021:
•
Reclassification of $7.9 million from Prepaid expenses and other assets to Other assets and Cash, cash equivalents and restricted cash.

Pro Forma Statement of Operations and Comprehensive Loss for the nine months ended September 30, 2021:
•
Reclassification of $28.0 million from Other revenue to Ceding commission income and Commission and other income;

•
Reclassification of $85.6 million from Sales, marketing and other acquisition costs to Sales and marketing and Other insurance expense;

•
Reclassification of $39.5 million from Other operating expenses to General and administrative and Other insurance expense; and

•
Reclassification of $8.2 million from Amortization of capitalized software to General and administrative.

Pro Forma Statement of Operations and Comprehensive Loss for the year ended December 31, 2020:
•
Reclassification of $22.1 million from Other revenue to Ceding commission income and Commission and other income;

•
Reclassification of $5.5 million from Sales, marketing and other acquisition costs to Sales and marketing and Other insurance expense;

•
Reclassification of $17.0 million from Other operating expenses to General and administrative and Other insurance expense; and

•
Reclassification of $11.2 million from Amortization of capitalized software to General and administrative.

4. Preliminary Merger Consideration
Merger Consideration
The fair value of the preliminary Merger Consideration, or the purchase price, in the unaudited pro forma financial information is estimated to be approximately $321.6 million. This amount was derived based on the 128.2 million shares of Metromile common stock outstanding on December 21, 2021, the exchange ratio and a per share price of $45.83, which represents the closing price of Lemonade ordinary shares on December 21, 2021. The actual number of shares of Lemonade ordinary shares issued to Metromile stockholders upon closing of the Merger will be based on the actual number of shares of Metromile common stock (including equity-based awards) outstanding when the Merger closes, and the valuation of those shares will be based on the per share price of Lemonade ordinary shares at that time.

Replacement equity awards
The fair value of Metromile equity awards (i.e., RSUs and options) attributable to pre-combination service that will be assumed by Lemonade upon completion of the Merger will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for Metromile equity awards of $5.4 million.
Additional Shares
The Additional Shares are considered to be contingent consideration under ASC 805. ASC 805 requires recognition of the fair value of this contingent consideration transferred in exchange for the acquired business. The management of the Company has made a preliminary conclusion that the Additional Shares are equity-classified instruments.
For purposes of the pro forma financial information, the following table presents the components of the merger consideration (amounts in millions):
Preliminary Merger Consideration (in millions except per share amount)
Shares of LMND common stock to be issued to existing MILE common stockholders	7,016,749
Closing price per share of LMND common stock(1)	$45.83
Merger consideration to be paid in shares of LMND common stock	$321.6
Fair value of MILE equity awards exchanged for LMND equity awards	5.4
Contingent consideration	0.1
Total Preliminary Merger Consideration	$327.1

(1)
Based on the LMND closing stock price on December 21, 2021.

A fluctuation in the market price of Lemonade Shares would affect the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information with a corresponding change to goodwill (bargain purchase gain) related to the transaction, as illustrated in the table below:
Change in Stock Price	Stock Price	Estimated Merger Consideration	Estimated Goodwill (Bargain Purchase Gain)
		(in millions)	(in millions)
As presented in the pro forma condensed combined results	$45.83	$327.1	$42.3
10% increase in stock price	50.41	360.1	75.3
30% increase in stock price	59.58	426.2	141.4
10% decrease in stock price	41.25	294.2	9.4
30% decrease in stock price	32.08	228.6	(56.2)

5. Preliminary Fair Value Estimate of Assets to Be Acquired and Liabilities to Be Assumed
The table below represents an initial allocation of the preliminary consideration to Metromile’s tangible and intangible assets to be acquired and liabilities to be assumed based on Lemonade’s preliminary estimate of their respective fair values as of September 30, 2021:
Preliminary Purchase Price Allocation
(in millions)
Assets Acquired
Fixed maturities available-for-sale, at fair value	$49.8
Cash, cash equivalents and restricted cash	229.4
Value of business acquired (“VOBA”)	0.7
Property and equipment, net	13.0
Goodwill	42.3
Intangible assets	92.4
Other assets	8.7
Total assets to be acquired	$436.3
Liabilities Assumed
Unpaid loss and loss adjustment expense	$75.3
Unearned premium	17.4
Deferred revenue	4.6
Trade payables	8.9
Warrant liability	0.9
Other liabilities and accrued expenses	2.1
Total liabilities to be assumed	$109.2
Net assets to be acquired	$327.1
Upon closing of the mergers and the completion of a formal valuation study, the estimated fair value of the assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price to goodwill. The calculation of goodwill, other identified intangible assets could be materially impacted by changing fair value measurements.
6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Financial Condition
Explanations of the adjustments to the unaudited pro forma condensed combined statement of financial condition are as follows:
(A)
To reflect the estimated fair value of acquired identifiable intangibles (i.e., Technology Asset and State Insurance Licenses) that were previously not carried at fair value.

(B)
Represents the removal of unamortized historical deferred policy acquisition costs (DAC) and the establishment of value of business acquired (VOBA) based on the preliminary fair value.

(C)
Represents the adjustment to estimated fair value of unpaid loss and loss adjustment expense.

(D)
Represents the adjustment to estimated fair value of warrant liability assumed.

(E)
Represents the accrual of the estimated transaction costs of $13.7 million, of which $4.0 million attributable to Lemonade and $9.7 million attributable to Metromile. As of September 30, 2021, the amount of transaction costs incurred and recognized was immaterial for the periods presented herein. The transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs.

(F)
Represents the removal of historical equity and the establishment of the preliminary merger consideration.

(G)
Represents the removal of deferred rent of $4.5 million as it does not meet the definition of a liability for Lemonade. The historical deferred rent balance represents the difference between cash rent payments and the recognition of straight-line rent expense in connection with Metromile’s corporate lease facilities.

(H)
To reflect goodwill representing the excess of the preliminary merger consideration over the preliminary fair value of assets acquired and liabilities assumed. Goodwill is not expected to be deductible for U.S. federal income tax purposes.

7. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
Explanations of the adjustments to the unaudited pro forma condensed combined statement of operations are as follows:
(A)
Represents the amortization on the adjustment of the reserves to fair value.

(B)
Represents the removal of historical DAC amortization, offset by the amortization related to the newly established VOBA asset.

(C)
Represents additional compensation cost due to the issuance of replacement stock-based awards and accelerated vesting of certain RSUs in an amount of $5.1 million and $9.4 million for the nine and twelve months ended September 30, 2021 and December 30, 2020, respectively.

(D)
Represents the amortization of newly established intangible assets. Subsequent to the mergers, the expected amortization expense relating to the preliminary fair value of the acquired intangible assets (excluding goodwill and VOBA) is reflected in the table below. The pro forma amortization adjustment is $0.9 million and $0.9 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively. The pro forma amortization adjustments include the removal of historical amortization expense of $8.2 million and $11.2 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

	Estimated fair value	Estimated average useful life (in years)	Estimated Annual Amortization Expense
	($ in millions)		($ in millions)
Technology Assets	85.0	7	12.1
State Insurance Licenses	7.4	Indefinite	—
Total	$92.4		$12.1

(E)
Reflects the impact of the estimated transaction costs of $13.7 million. The transactions costs are not expected to recur beyond 12 months following the closing of the transaction.

(F)
After the acquisition, Lemonade will file a consolidated tax return that will include Metromile. Lemonade is expected to continue maintaining a full valuation allowance against net deferred tax assets. Metromile is also expected to have net deferred tax assets offset by a full valuation at acquisition. As such, there were no pro forma adjustments related to taxes as tax effects of pro forma adjustments are fully offset by the valuation allowance.

(G)
The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Lemonade’s shares outstanding as if the Transactions occurred on January 1, 2020. The calculation of weighted average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable in connection with the Transactions have been outstanding for the entirety of the period presented. Since Lemonade has a net loss position in both the historical and pro forma results of operations, any dilutive shares that were identified in calculating the historical EPS would stay as anti-dilutive for the pro forma calculations. The following table sets forth the calculation of basic and diluted loss per share for the nine months ended September 30, 2021 and for the year ended December 31, 2020.
(in millions, except for shares and per share amounts)	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Numerator:
Net loss attributable to common shareholders – Lemonade	$(171.0)	$(122.3)
Net loss attributable to common shareholders – Metromile	(171.6)	(120.1)
Pro forma transaction adjustments	(3.7)	(21.2)
Pro forma net loss attributable to common shareholders	$(346.3)	$(263.6)
Denominator:
Pro forma weighted average common shares – basic and diluted	68,376,472	40,652,405
Pro forma loss per share – basic and diluted	$(5.06)	$(6.48)

COMPARATIVE SHARE INFORMATION
The following tables set forth:
•
historical per share information of Lemonade as of and for the nine-month period ended September 30, 2021 and as of and for the fiscal year ended December 31, 2020;

•
historical per share information of Metromile as of and for the nine-month period ended September 30, 2021 and as of and for the fiscal year ended December 31, 2020;

•
unaudited pro forma per share information of the combined company as of and for the nine-month period ended September 30, 2021 and as of and for the fiscal year ended December 31, 2020, respectively, after giving effect to the mergers.

The historical information should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data of Metromile,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metromile” and “Selected Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of each of Lemonade and Metromile contained elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net income per share information below does not purport (i) to represent what the actual results of operations of Lemonade would have been had the mergers been completed or (ii) to project Lemonade’s results of operations that may be achieved after the mergers. The unaudited pro forma book value per share information below does not purport to represent what the book value of Lemonade would have been had the mergers been completed nor the book value per share for any future period.
As of and for the nine-month period ended September 30, 2021
	Metromile	Lemonade	Pro Forma Combined
	as of and for the nine-month period ended September 30, 2021	as of and for the nine-month period ended September 30, 2021	as of and for the nine-month period ended September 30, 2021
Book value per ordinary share(1)	$1.70	$17.01	$19.57
Book value per share (basic and diluted)(2)	$1.97	$17.16	$19.64
Net loss per share (basic and diluted)	$(1.56)	$(2.80)	$(5.06)
As of and for the fiscal year ended December 31, 2020
	Metromile	Lemonade	Pro Forma Combined
	as of and for the fiscal year ended December 31, 2020	as of and for the fiscal year ended December 31, 2020	as of and for the fiscal year ended December 31, 2020
Book value per ordinary share(1)	$(0.04)	$9.53	N/A
Book value per share (basic and diluted)(2)	$(0.04)	$16.07	N/A
Net loss per share (basic and diluted)	$(13.51)	$(3.63)	$(6.46)

(1)
Book value per ordinary share represents total equity, excluding preferred stock and shares subject to redemption, divided by outstanding shares of common stock.

(2)
Book value per share (basic and diluted) represents total equity, excluding preferred stock and shares subject to redemption, divided by weighted average common shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF METROMILE
References in this section to “we” or “our” in this section refer to Metromile, Inc.
Overview
We started Metromile based on the simple observation that the physical world is being increasingly digitized, that this digital data can be used to better estimate the future, and that the best opportunity to create value for everyday customers in an increasingly predictable world is to reinvent insurance, one of the largest and most important global markets.
At its core, insurance financially protects the insured customer from the occurrence of specific future events. If these events can be more accurately estimated, using data and data science, then the insurance provided can be more accurately priced — lower likelihood events would cause the price of insurance to go down and higher likelihood events would cause the price of insurance to go up. The proliferation of sensor data, from cars, mobile phones, and elsewhere, means we have a greater ability to estimate the likelihood of future events and, thus, help many customers who are overpaying for insurance save money.
We founded Metromile in 2011 to realize this opportunity and tackle the broken auto insurance industry. With data science as our foundation, we offer our insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers.
Through our digitally native offering, built around the needs of the modern driver, we believe our per-mile insurance policies save our customers, on average, 47% over what they were paying their previous auto insurer. We base this belief on data our customers self-reported in 2018 with respect to premiums paid to providers before switching to Metromile.
We believe the opportunity for our personalized per-mile insurance product is significant. Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Notwithstanding the relationship between miles driven and claims, auto insurance premiums have historically been priced based on a driver’s “class” — and drivers are charged the same basic premium rate as others in their class no matter the actual miles driven. In the traditional pricing model, a driver’s age, credit score, accident history, and geography influence the premium paid more than the actual miles driven. Thus, the 35% of drivers who account for more than half the total miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers. By offering auto insurance using a per-mile rate and then billing each customer monthly based on their actual miles driven, we are able to provide significant savings to the 65% of drivers who drive less than half the miles driven. Customers can simply use their connected car or use The Pulse to share their data with us — which includes miles driven, and in certain states where permitted by insurance regulators (four of the eight in which we currently operate), driving habits, such as phone use, speeding, hard-braking, accelerating, cornering, and location. Our customers are able to choose when and how to drive and share this information with us to realize these data driven savings every day.
The U.S. auto insurance market is massive, dominated by insurers stuck on legacy technology infrastructure who offer antiquated services. U.S. personal auto insurers write approximately $250 billion of premiums each year, with no carrier currently achieving more than 20% market share. We believe we are strategically positioned to succeed as industry incumbents struggle to meet the significant structural changes underway in an increasingly digital world. The advent of mobile phones has revolutionized modern mobility, while connected and autonomous technologies are drastically changing consumer relationships with vehicles. As we scale and accumulate more data, we believe that we can deliver increasingly better service, pricing and experiences for customers across all stages of the policy lifecycle.
Additionally, with the per-mile insurance that Metromile provides, customers are incentivized to drive less and choose more environmentally friendly transportation methods. We found that after customers switch to per-mile insurance, they tend to decrease their overall miles driven. Not only does this equate to a lower bill, but also a significant reduction in carbon emissions.
Recent Developments
On November 8, 2021, we entered into an Agreement and Plan of Merger (the “Agreement”) with Lemonade, Inc., a Delaware corporation (“Lemonade”), Citrus Merger Sub A, Inc., a Delaware corporation and a wholly-owned subsidiary of Lemonade (“Acquisition Sub I”) and Citrus Merger Sub B, LLC, a Delaware limited liability company and wholly owned subsidiary of Lemonade (“Acquisition Sub II”), pursuant to which (i) Acquisition Sub I will merge with and into Metromile (the “First Merger” and the effective time of the First Merger, the “First Effective Time”)), with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”), and (ii) the Initial Surviving Corporation will merge with and into Acquisition Sub II (the “Second Merger”), with Acquisition Sub II continuing as the surviving entity as a wholly owned subsidiary of Lemonade (the First Merger, the Second Merger and the other transactions contemplated by the Agreement, collectively, the “Proposed Transaction”). The Proposed Transaction implies a fully diluted equity value of approximately $500 million, or an enterprise value of about $340 million net of unrestricted cash and cash equivalents as September 30, 2021. In accordance with the Agreement, at the First Effective Time, each share of our common stock issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 0.05263 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock of Lemonade, par value $0.00001 per share (“Lemonade Common Stock”). The Proposed Transaction is conditioned on customary closing conditions, including receipt of applicable regulatory approvals and approval of the Proposed Transaction by our stockholders, and is expected to close in the second quarter of 2022.
Contemporaneously with the execution of the Agreement, certain of our stockholders holding approximately 11.3% of the outstanding shares of the our common stock, including all members of our Board of Directors and certain of our officers (the “Stockholders”), entered into voting and support agreements (the “Voting and Support Agreements”) with Lemonade, pursuant to which the Stockholders agreed to, among other things, vote all of their shares of our common stock (“Voting Shares”) (i) in favor of the adoption of the Agreement and approval of the Proposed Transaction; (ii) in favor of any adjournment recommended by us with respect to any stockholders meeting to the extent permitted or required pursuant to the Agreement; (iii) against any alternative acquisition proposal or transaction; (iv) against any merger, sale of substantial assets or liquidation of Metromile; and (v) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Proposed Transaction.
For additional information related to the mergers, please see Note1, Overview and Basis of Presentation and Note 18, Subsequent Events to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus and our Current Report on Form 8-K filed with the SEC on November 9, 2021
Our Model
The traditional auto insurance industry is focused on charging customers static insurance rates based on a “class” of driver, which is determined based on a set of variables that approximate and estimate risk. The traditional approach requires little ongoing customer engagement and requires manual claims servicing, which results in lower gross margins. In contrast, our model is digitally native, automated, and built using predictive models. Our product provides customized rates for each individual driver, using telematics data and proprietary predictive models to assess risk and determine pricing for each customer, while billing customers based on their actual miles driven. We have automated the claims approval process, resulting in higher margins, and reduced fraud rates through real-time reporting from telematics devices, resulting in lower loss ratios.

We have experienced strong growth since inception; however, our focus has been on prioritizing unit economics rather than solely focusing on revenue growth through increased net losses. Our priority has been on developing a durable business advantage.
Total revenue increased from $8.0 million for the three months ended September 30, 2020 to $30.0 million for the three months ended September 30, 2021, and increased from $24.4 million for the nine months ended September 30, 2020 to $75.4 million for the nine months ended September 30, 2021. Our gross profit/(loss), defined as total revenue as adjusted for losses and LAE, policy servicing expense and other and amortization of capitalized software, and which is impacted by our reinsurance arrangements, increased from $(3.3) million for the three months ended September 30, 2020 to $(6.0) million for the three months ended September 30, 2021, and increased from $(8.9) million for the nine months ended September 30, 2020 to $(10.4) million for the nine months ended September 30, 2021. Our accident period contribution profit/(loss), a non-GAAP financial measure that excludes from gross profit/(loss) the results of prior period development on loss and LAE, decreased from $6.2 million for the three months ended September 30, 2020 to $(3.0) million for the three months ended September 30, 2021, and decreased from $14.0 million for the nine months ended September 30, 2020 to $(1.1) million for the nine months ended September 30, 2021, largely due to an increase in losses, despite an increase in direct written and earned premium for both periods. Accident period refers to the period in which the loss occurs, and estimates are made to determine the ultimate expected cost of that loss. These estimates are reassessed each subsequent period, and the movement from the initial estimate of that accident period is known as prior period development. We view accident period contribution margin as the most relevant metric of current product profitability and use accident period contribution margin to consistently evaluate the variable contribution to our business from insurance operations from period to period based on the most current product profitability. Contribution profit/(loss), a non-GAAP financial measure that includes the results of prior period development accident period contribution profit/(loss), decreased from $4.7 million for the three months ended September 30, 2020 to $(2.1) million for the three months ended September 30, 2021, and decreased from $11.1 million for the nine months ended September 30, 2020 to $(5.1) million for the nine months ended September 30, 2021 largely due to unfavorable prior period loss development. We use contribution profit/(loss) as a key measure of our progress towards profitability and to consistently evaluate the variable contribution to our business from insurance operations from period to period. See the section entitled “-Non-GAAP Financial Measures” for additional information regarding our use of accident period contribution profit/(loss) and contribution profit/(loss)and a reconciliation to the most comparable GAAP measure.
Reinsurance
We review our need to obtain reinsurance to help manage our exposure to property and casualty insurance risks.
The reinsurance arrangement covering the periods May 1, 2017 to April 30, 2018 and May 1, 2018 to April 30, 2019 covered 85% of our renewal policies and beginning May 1, 2019, the reinsurance arrangements expanded to also include new policies. Thus, from May 1, 2019 through April 30, 2021, we ceded a larger percentage of our premium than in prior periods, resulting in a significant decrease in our revenues as reported under GAAP. In addition, under the reinsurance agreements from various years, LAE was ceded at a fixed rate ranging from 3% to 6% of ceded earned premium. In February 2021, we commuted 67% of our reinsurance program, resulting in 34.2% of the book being ceded as of March 2021. As of September 30, 2021 we have commuted the remainder of our reinsurance programs to allow us to manage our surplus at the insurance carrier at a lower cost of capital. Going forward, and given the strength of our current balance sheet, we will continue to monitor our reinsurance needs, including new quota share arrangements, to maintain adequate capital levels at the insurance company level.
As we change our reinsurance arrangements, whereby the terms and structures may vary widely, our prior results, impacted by reinsurance, may not be a good indicator of future performance, including the fluctuations experienced in gross profit. Thus, we use accident period contribution profit/(loss) and contribution profit/(loss) as key measures of our performance.
Key Performance Indicators
We regularly review key operating and financial performance indicators to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-GAAP financial and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See the section entitled “- Non-GAAP Financial Measures” for additional information regarding our use of accident period contribution profit/(loss), contribution profit/(loss), accident period loss ratio and accident period LAE ratio and a reconciliation to the most comparable GAAP measures.
The following table presents these metrics as of and for the periods presented:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	($ in millions, except for Direct Earned Premium per Policy)		($ in millions, except for Direct Earned Premium per Policy)
Policies in Force (end of period)	95,238	92,318	95,238	92,318
Direct Earned Premium per Policy (annualized)	$1,197	$1,128	$1,160	$1,082
Direct Written Premium	$29.1	$28.1	$83.4	$76.4
Direct Earned Premium	$28.5	$26.7	$82.1	$74.1
Gross Profit/(Loss)	$(6.0)	$(3.3)	$(10.4)	$(8.9)
Gross Margin	(20.0)%	(41.3)%	(13.8)%	(36.5)%
Accident Period Contribution Profit/(Loss)	$(3.0)	$6.2	$(1.1)	$14.0
Accident Period Contribution Margin	(10.4)%	22.6%	(1.3)%	18.6%
Contribution Profit/(Loss)	$(2.1)	$4.7	$(5.1)	$11.1
Contribution Margin	(7.3)%	17.2%	(6.2)%	14.8%
Direct Loss Ratio	81.3%	58.2%	79.5%	59.1%
Direct LAE Ratio	14.4%	12.9%	13.9%	13.1%
Accident Period Loss Ratio	81.6%	56.7%	73.7%	58.6%
Accident Period LAE Ratio	17.3%	8.8%	14.9%	9.6%
Policies in Force
We define policies in force as the number of current and active policyholders as of the period end date. We view policies in force as an important metric to assess our financial performance because policy growth drives our revenue growth, increases brand awareness and market penetration, generates additional data to continue to improve the performance of our platform, and provides key data to assist strategic decision making for our company.
Direct Earned Premium per Policy
We define direct earned premium per policy as the ratio of direct earned premium divided by the average policies in force for the period, presented on an annualized basis. We view premiums per policy as an important metric because it is a reliable indicator of revenue earned in any given period, and growth in this metric would be a clear indicator of the growth of the business. However, as evidenced by the substantial reduction in miles driven during the COVID-19 pandemic, near-term fluctuations in miles driven can lead to fluctuations in direct earned premium. Thus, we refer to policies in force as a more stable indicator of overall growth. Direct earned premium excludes the impact of premiums ceded to reinsurers such that it reflects the actual business volume and direct economic benefit generated from our customer acquisition efforts. Additionally, premiums ceded to reinsurers can change based on the type and mix of reinsurance structures we use.
Direct Written Premium
We define direct written premium as the total amount of direct premiums on policies that were bound during the period. Direct written premium is a standard insurance metric and is included here for consistency.

However, given that much of our premium is written and earned as customer miles are driven (i.e., customers are billed based on true use), unlike our competitors that write all premium up-front, we believe earned premium is a more meaningful comparison to other insurers. Direct written premium excludes mileage-based premium that has not yet been earned. It also excludes the impact of premiums ceded to reinsurers such that it reflects the actual business volume and direct economic benefit generated from our customer acquisition efforts. Additionally, premiums ceded to reinsurers can change based on the type and mix of reinsurance structures we use.
Direct Earned Premium
We define direct earned premium as the amount of direct premium that was earned during the period. Premiums are earned over the period in which insurance protection is provided, which is typically six months. We view direct earned premium as an important metric because it allows us to evaluate our growth prior to the impact of ceded premiums to our reinsurance partners. It is the primary driver of our consolidated GAAP revenues and represents the result of our sustained customer acquisition efforts. As with direct written premium, direct earned premium excludes the impact of premiums ceded to reinsurers to manage our business, and therefore should not be used as a substitute for net earned premium, total revenue, or any other measure presented in accordance with GAAP.
Gross Profit/(Loss)
Gross profit/(loss) is defined as total revenue minus losses and LAE, policy servicing expense and other, and amortization of capitalized software. Gross margin is equal to gross profit/(loss) divided by total revenue. Gross profit/(loss) includes the effects of reinsurance, thereby increasing volatility of this measure without corresponding changes in the underlying business or operations.
Contribution Profit/(Loss) and Accident Period Contribution Profit/(Loss)
Contribution profit/(loss), a non-GAAP financial measure, is defined as gross profit/(loss), excluding the effects of reinsurance arrangements on both total revenue and losses and LAE and excludes enterprise software revenues, investment income earned at the holding company, amortization of internally developed software, and devices, while including bad debt, report costs and other policy servicing expenses. Accident period contribution profit/(loss), a non-GAAP financial measure, further excludes the results of prior period development on losses and LAE. We believe the resulting calculations are inclusive of the variable costs of revenue incurred to successfully service a policy, but without the volatility of reinsurance. We use contribution profit/(loss) as a key measure of our progress towards profitability and to consistently evaluate the variable contribution to our business from insurance operations from period to period because it is the result of direct earned premiums, plus investment income earned at the insurance company, minus direct losses, direct LAE, premium taxes, bad debt, payment processing fees, data costs, underwriting reports, and other costs related to servicing policies. Accident period contribution profit/(loss) further excludes the results of prior period development on loss and LAE, thereby providing the most accurate view of the performance of our underlying insurance product, which drives our growth investment decisions and is a strong indicator of future loss performance.
See the section entitled “— Non-GAAP Financial Measures” for a reconciliation of total revenue to accident period contribution profit/(loss) and contribution profit/(loss).
Contribution Margin and Accident Period Contribution Margin
Contribution margin, a non-GAAP financial measure, is defined as contribution profit/(loss) divided by adjusted revenue. Adjusted revenue, a non-GAAP financial measure, is defined as total revenue, excluding the net effect of our reinsurance arrangements, revenue attributable to our enterprise segment, interest income generated outside of our insurance company, and bad debt expense. We view contribution margin as an important metric because it most closely correlates to the economics of our core underlying insurance product and measures our progress towards profitability. Accordingly, we use this non-GAAP financial measure to consistently evaluate the variable contribution to our business from insurance operations from period to period. Accident period contribution margin, a non-GAAP financial measure, is defined as accident period contribution profit/(loss) divided by adjusted revenue. We view accident period contribution margin as an important metric as it excludes the results of prior period development on loss and LAE, thereby providing the most meaningful view of the performance of our current underlying insurance product, which drives our growth investment decisions and is a strong indicator of future loss performance.
See the section entitled “— Non-GAAP Financial Measures” for a reconciliation of total revenue to contribution profit/(loss) and accident period contribution profit/(loss).
Direct and Accident Period Loss Ratio
We define direct loss ratio expressed as a percentage, as the ratio of direct losses to direct earned premium. Direct loss ratio excludes LAE. We view direct loss ratio as an important metric because it allows us to evaluate losses and LAE separately prior to the impact of reinsurance.
We define accident period loss ratio as direct loss ratio excluding prior accident period development on losses. We view accident period loss ratio as an important metric because it allows us to evaluate the expected ultimate losses, including losses not yet reported, for the most recent accident period.
Direct and Accident Period LAE Ratio
We define direct LAE ratio expressed as a percentage, as the ratio of direct LAE to direct earned premium. We view the direct LAE ratio as an important metric because it allows us to evaluate losses and LAE separately prior to the impact of reinsurance. We actively monitor the direct LAE ratio as it has a direct impact on our results regardless of our reinsurance strategy.
We define the accident period LAE ratio as the direct LAE ratio excluding prior quarter development on LAE. We view accident period LAE ratio as an important metric because it allows us to evaluate the expected ultimate LAE, including LAE for claims not yet reported, for the most recent accident period.
Recent Developments Affecting Comparability
INSU SPAC transaction with INSU
In February 2021, we completed the INSU SPAC transaction, pursuant to which Metromile Operating Company (formerly MetroMile, Inc.) became our wholly owned direct subsidiary. The INSU SPAC transaction was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although INSU was the legal acquirer, INSU is treated as the “acquired” company for financial reporting purposes and Metromile Operating Company is treated as the accounting acquirer. This determination was primarily based on the fact that Metromile Operating Company’s stockholders prior to the INSU SPAC transaction have a majority of our voting power, Metromile Operating Company’s senior management now comprise substantially all of our senior management, the relative size of Metromile Operating Company compared to our company, and that Metromile Operating Company’s operations comprise our ongoing operations. Accordingly, for accounting purposes, the INSU SPAC transaction is treated as the equivalent of a capital transaction in which Metromile Operating Company issued stock for our net assets, which are stated at historical cost, with no goodwill or other intangible assets recorded, and Metromile Operating Company’s financial statements became the Company’s financial statements.
In connection with the INSU SPAC transaction, we received approximately $310.0 million of cash, which we used to repay certain indebtedness as described herein. We expect to use our cash on hand for working capital and general corporate purposes. We may also use the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business.
COVID-19 Impact
In March 2020, the World Health Organization declared COVID-19 a global pandemic. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. We have taken measures in response to the ongoing COVID-19 pandemic, including closing our offices and implementing a work from home policy for our nationwide workforce; implementing additional safety policies and procedures for our employees; and suspending employee travel and in-person meetings. We may take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees, customers, and stockholders.
For the three months ended September 30, 2021, we generated $28.5 million in direct earned premium, an increase of $1.8 million or 7%, as compared to $26.7 million for the three months ended September 30, 2020. For the nine months ended September 30, 2021, we generated $82.1 million in direct earned premium, an increase of $8.0 million or 11%, as compared to $74.1 million for the nine months ended September 30, 2020. This increase in both reporting periods was primarily due to a year-over-year increase in direct earned premium per policy, which is a reflection of miles driven. Based on internal data, average daily miles driven increased by 18% for the first nine months of 2021 as compared to the same period in 2020. We believe that the potential long-term impacts of COVID-19, as more companies embrace work from home policies, represent an opportunity for us to increase our customer base as drivers continue to look for value-driven insurance solutions that provide the same or a better quality product that aligns to their own driving behaviors.
The future impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, impact on our customers and their spending habits, impact on our marketing efforts, and effect on our suppliers, all of which are uncertain. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to our operations and the operations of our third-party suppliers, along with the related global slowdown in economic activity, may result in decreased revenues and increased costs. Impacts on our revenue and costs may continue through the duration of this crisis. It is possible that the COVID-19 pandemic, the measures taken by federal, state, or local authorities and businesses affected and the resulting economic impact may materially and adversely affect our business, results of operations, cash flows and financial positions as well as our customers.
Key Factors and Trends Affecting our Operating Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:
Our Ability to Attract New Customers
Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. Our growth strategy is centered around accelerating our existing position in markets that we already serve, expanding into new markets nationally across the United States, developing new strategic partnerships with key players in the automotive industry, and growing our enterprise software sales.
Our Ability to Retain Customers
Turning our customers to lifetime customers is key to our success. We realize increasing value from each customer retained as a recurring revenue base, which forms a basis for organic growth for our new product offerings and improves our loss ratios over time. Our ability to retain customers will depend on a number of factors, including our customers’ satisfaction with our products, offerings of our competitors and pricing of our products.
Our Ability to Expand Nationally Across the United States
Our long-term growth opportunity will benefit from our ability to provide insurance across more states in the United States. Today, we are licensed in 49 states and the District of Columbia, with licenses active in 46 states and the District of Columbia, and writing business in eight states. We plan to apply our highly scalable model nationally, with a tailored approach to each state, driven by the regulatory environment and local market dynamics. This will allow us to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state.
Our Ability to Introduce New and Innovative Products
Our growth will depend on our ability to introduce new and innovative products that will drive the organic growth from our existing customer base as well as from potential customers. Our insurance offerings as well as our technology platform offered to enterprise customers provides us with a foundation to provide a broad set of insurance products to consumers in the future.
Our Ability to Manage Risk Through Our Technology
Risk is managed through our technology, artificial intelligence, and data science, which we utilize to accurately determine the risk profiles of our customers. Our ability to manage risk is augmented over time as data is continuously collected and analyzed by our machine learning with the objective of lowering our loss ratios over time. Our success depends on our ability to adequately and competitively price risk.
Our Ability to Manage Risks Related to Severe Weather Events and Climate Change
Both seasonal and severe weather events impact the level and amount of claims we receive. These events, as well as climate change and its potential impact on weather patterns, include hurricanes, wildfires, coastal storms, winter storms, hailstorms, and tornados.
Components of Our Results of Operations
Revenue
Revenues are generated primarily from the sale of our pay-per-mile auto insurance policies within the United States, revenue related to policy acquisition costs recovered as part of the reinsurance arrangement, and through sales of our proprietary AI claims platform. Revenue excludes premiums ceded to our reinsurers (see the section entitled “— Reinsurance” for further information).
Premiums Earned, net
Premiums earned, net represents the earned portion of our gross written premium, less the earned portion that is ceded to third-party reinsurers under any reinsurance agreements. Revenue from premiums is earned over the term of the policy, which is written for six-month terms. The premium for the policy provides for a base rate per month for the entire policy term upon the binding of the policy plus a per-mile rate multiplied by the miles driven each day (based on data from the telematics device, subject to a daily maximum).
Investment Income
Investment income represents interest earned from our fixed maturity and short-term investments less investment expenses and is recorded as the income is earned. Investment income is directly correlated with the size of our investment portfolio and with the market level of interest rates. The size of our investment portfolio is expected to increase in future periods, and therefore investment income is also expected to increase, as we continue to invest both customer premiums and equity proceeds into our investment portfolio.
Other Revenue
Other revenue consists of enterprise revenue, revenue related to policy acquisition costs recovered as part of a reinsurance arrangement with reinsurance partners, reinsurance profit commissions based on performance of the ceded business, gain on reinsurance commutation and policy commissions earned from NGI. We have developed technologies intended for internal use to service our insurance business and have started offering our technologies to third-party insurance carriers. Enterprise revenue represents revenues generated from the licensing of such internally developed software on a subscription basis, and sales of our professional services, which includes customization and implementation services for customers. We also earned revenues from policy acquisition costs recovered for policies newly ceded to our reinsurance partners, and we earn commissions for policies underwritten by NGI prior to becoming a full-stack insurance carrier in 2016.
Costs and Expenses
Our costs and expenses consist of losses and LAE, policy servicing expense and other, sales, marketing, and other acquisition costs, research and development, amortization of capitalized software, and other operating expenses.

Losses and LAE
Our losses and LAE consist of the net cost to settle claims submitted by our customers. Losses consist of claims paid, case reserves, as well as claims incurred but not reported, net of estimated recoveries from salvage and subrogation. LAE consists of costs borne at the time of investigating and settling a claim. Losses and LAE represents management’s best estimate of the ultimate net cost of all reported and unreported losses occurred through the balance sheet date. Estimates are made using individual case-basis valuations and statistical analyses and are continually reviewed and adjusted as necessary as experience develops or new information becomes known. These reserves are established to cover the estimated ultimate cost to settle insured losses.
Both losses and LAE are net of amounts ceded to reinsurers. We evaluate whether to enter into reinsurance contracts to protect our business from losses due to concentration of risk and to manage our operating leverage ratios, as well as to provide additional capacity for growth. Our reinsurance contracts have historically consisted of quota-share reinsurance agreements with our reinsurance partners under which risks are covered on a pro-rata basis for all policies underwritten by us. All reinsurance has been commuted as of September 30, 2021 (see the section entitled “— Reinsurance” for further discussion). These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Losses and LAE may be paid out over a period of years.
Various other expenses incurred during claims processing are allocated to losses and LAE. These amounts include claims adjusters’ salaries and benefits, employee retirement plan related expenses and stock-based compensation expenses (Personnel Costs); software expenses; and overhead allocated based on headcount (Overhead).
Policy Servicing Expense and Other
Policy servicing expense and other includes personnel costs related to our technical operations and customer experience teams, data transmission costs, credit card and payment processing expenses, premium taxes, and amortization of telematics devices. Policy servicing expense and other is expensed as incurred.
Sales, Marketing and Other Acquisition Costs
Sales, marketing, and other acquisition costs includes spend related to advertising, branding, public relations, third-party marketing, consumer insights, reinsurance ceding commissions, and expense recognized due to return of onboarding allowance as part of reinsurance commutations. These expenses also include related personnel costs and overhead. We incur sales, marketing and other acquisition costs for all product offerings including our newly introduced software as a service (“SaaS”) platform which provides access to our developed technology under SaaS arrangements, along with professional services to third-party customers (“Enterprise business solutions”). Sales, marketing and other acquisition costs are expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. We plan to continue investing in marketing to attract and acquire new customers, increase our brand awareness, and expand our Enterprise product offering. We expect that sales and marketing expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that, in the long-term, our sales, marketing and other acquisition costs will decrease as a percentage of revenue as the proportion of renewals to our total business increases.
Research and Development
Research and development consist of costs that support our growth and expansion initiatives inclusive of website development costs, software development costs related to our mobile app and Enterprise business solution, and new product development costs. These costs include third-party services related to data infrastructure support; personnel costs and overhead for product design, engineering, and management; and amortization of internally developed software. Research and development costs are expensed as incurred, except for costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life. We expect that research and development expenses will increase in both absolute dollars and percentage of revenues in future periods in the near-term. We expect that, in the long-term, our research and development expenses will decrease as a percentage of revenue as these represent largely fixed costs.
Amortization of Capitalized Software
Amortization of capitalized software relates to the amortization recorded for the capitalized website and software development costs for the period presented.
Other Operating Expenses
Other operating expenses primarily relate to personnel costs and overhead for corporate functions, external professional service expenses and depreciation expense for computers, furniture, and other fixed assets. General and administrative expenses are expensed as incurred.
We expect to incur incremental operating expenses to support our global operational growth and enhancements to support our reporting and planning functions.
We expect to incur significant additional operating expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq Capital Market, additional corporate, director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees. We also expect to continue to increase the size of our accounting, finance, and legal teams to support our increased compliance requirements and the growth of our business. As a result, we expect that our other operating expenses will increase in absolute dollars and percentage of revenues in future periods in the near-term. We expect that, in the long-term, our other operating expenses will decrease as a percentage of revenue as these represent largely fixed costs.
Interest expense
Interest expense primarily relates to interest incurred on our long-term debt, the amortization of debt issuance costs.
Impairment on digital assets
Impairment on digital assets relates to losses that occur when the fair value of the digital asset at the time of measurement (the balance sheet reporting date) is less than its carrying value.
Increase in fair value of stock warrant liability
Increase in fair value of stock warrant liability primarily relates to changes in the fair value of warrant liabilities.

Results of Operations
Comparison of the Three Months Ended September 30, 2021 and September 30, 2020:
The following table presents our consolidated statement of operations for the three months ended September 30, 2021 and 2020, and the dollar and percentage change between the two periods:
	Three Months Ended September 30,
	2021	2020	$ Change	% Change
Revenue	(unaudited)
Premiums earned, net	$28,142	$3,139	$25,003	797%
Investment income	30	81	(51)	(63)%
Other revenue	1,829	4,731	(2,902)	(61)%
Total revenue	30,001	7,951	22,050	277%
Costs and expenses
Losses and loss adjustment expenses	27,480	4,443	23,037	519%
Policy servicing expense and other	5,674	4,119	1,555	38%
Sales, marketing and other acquisition costs	12,332	28	12,304	43943%
Research and development	5,130	1,832	3,298	180%
Amortization of capitalized software	2,838	2,815	23	1%
Other operating expenses	14,207	3,924	10,283	262%
Total costs and expenses	67,661	17,161	50,500	294%
Loss from operations	(37,660)	(9,210)	(28,450)	309%
Other expense
Interest expense	—	1,513	(1,513)	(100)%
Impairment on digital assets	117	—	117	NM
Decrease in fair value of stock warrant liability	(11,020)	(26)	(10,994)	42285%
Total other expense	(10,903)	1,487	(12,390)	(833)%
Loss before taxes	(26,757)	(10,697)	(16,060)	150%
Income tax benefit	—	(67)	67	(100)%
Net loss	$(26,757)	$(10,630)	$(16,127)	152%
Revenue
Premiums Earned, net
Net premiums earned increased $25.0 million, or 797%, from $3.1 million for the three months ended September 30, 2020 to $28.1 million for the three months ended September 30, 2021, which was primarily attributable to a $22.7 million decrease in premiums ceded to our reinsurance partners, a $1.8 million increase in direct earned premium, and a $0.5 million decrease in bad debt expense which was due primarily to state mandated COVID-19 payment extensions. The decrease of $22.7 million in premiums ceded to our reinsurance partners was driven largely by reinsurance commutation settlements. Direct earned premium increased by $1.8 million from $26.7 million for the three months ended September 30, 2020 to $28.5 million for the three months ended September 30, 2021. Increase in direct earned premiums was primarily attributable to an increase in policies in force during the three months ended September 30, 2021 as well as increase in miles driven during the same period. We believe direct earned premium is the best measure of top-line revenue, as it excludes the impacts of reinsurance.

Investment Income
Investment income decreased $51 thousand, or 63%, from $$81 thousand for the three months ended September 30, 2020 to $30 thousand for the three months ended September 30, 2021. The decrease was primarily due to a lower yield on fixed maturity investments resulting from reinvesting at lower rates, despite a higher level of invested assets.
Other Revenue
Other revenue decreased $2.9 million, or 61%, from $4.7 million for the three months ended September 30, 2020 to $1.8 million for the three months ended September 30, 2021. The decrease was primarily attributable to reinsurance commutation settlements in 2021 resulting in no reinsurance related revenue in the current period, including a $2.1 million decrease in revenues from policy acquisition costs recovered for policies onboarded into our reinsurance program as well as a decrease of $1.0 million due to reinsurance profit commission and brokerage rebates in the 2020 period that did not exist in 2021.
Costs and Expenses
Losses and LAE
Losses and LAE increased $23.1 million, or 519%, from $4.4 million for the three months ended September 30, 2020 to $27.5 million for the three months ended September 30, 2021. Ceded losses and LAE decreased $14.5 million as a result of commuting all of our reinsurance programs and thereby retaining more losses. Direct losses and LAE increased by $8.3 million due to an overall increase in claims cost, frequency, and severity. Losses in the third quarter of 2021 were primarily driven by Hurricane Ida and severe storms in several regions of the United States.
Policy Servicing Expense and Other
Policy servicing expense and other increased $1.6 million, or 38%, from $4.1 million for the three months ended September 30, 2020 to $5.7 million for the three months ended September 30, 2021. The increase was primarily attributable to telematics device write-offs as a result of our upgrade from the use of 3G technology and, to a lesser extent, an increase in our customer experience and other policy servicing personnel related expenses to support our growth objectives.
Sales, Marketing, and Other Acquisition Costs
Sales, marketing, and other acquisition costs increased $12.3 million from $0.03 million for the three months ended September 30, 2020 to $12.3 million for the three months ended September 30, 2021. This increase was driven by an increase of $8.0 million in our online and offline marketing campaigns. Additionally, as a result of reinsurance commutation in 2021, the 2020 period was increased $2.3 million less due to reinsurance ceding commission which serves as an offset to sales and marketing expense. The third quarter of 2020 includes the benefit of lower net expenses related to COVID-19, such as a decrease in personnel costs attributable to a reduction in force in response to the COVID-19 pandemic.
Research and Development
Research and development increased $3.3 million, or 180%, from $1.8 million for the three months ended September 30, 2020 to $5.1 million for the three months ended September 30, 2021. The increase was primarily attributable to an increase in personnel related expenses to support our growth objectives.
Amortization of Capitalized Software
Amortization of capitalized software was relatively flat, increasing by 1%, from $2.82 million for the three months ended September 30, 2020 to $2.84 million for the three months ended September 30, 2021. The increase was primarily related to the amortization of our website development costs and capitalized costs related to internal use software.

Other Operating Expenses
Other operating expenses increased $10.3 million, or 262%, from $3.9 million for the three months ended September 30, 2020 to $14.2 million for the three months ended September 30, 2021. The increase was primarily driven by an increase of $5.1 million in employee stock-based compensation expense and a $4.9 million increase in general and administrative costs as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq Capital Market, additional corporate, director and officer insurance expenses, and increased legal, audit and consulting fees. Also attributing to the change was an increase in fulfillment costs associated with telematics device packaging, shipping and other related expenses.
Interest Expense
Interest expense decreased $1.5 million, or 100%, from $1.5 million for the three months ended September 30, 2020 to $0.0 million for the three months ended September 30, 2021. The decrease was primarily attributable to lower debt principal balance during the third quarter of 2021 as debt was paid off during the first quarter of 2021 and no outstanding debt remains on the balance sheet.
Impairment on digital assets
Impairment on digital assets in the 2021 period relates to subsequent losses arising from changes in the fair market value on acquired digital assets initially accounted for at cost. For more information, see Note 6, Digital Assets to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Decrease in fair value of stock warrant liability
Fair value of stock warrant liability decreased $11.0 million, from $(0.03) million for the three months ended September 30, 2020 to $(11.02) million for the three months ended September 30, 2021. The decrease was primarily driven by the change in fair value of our preferred stock warrants issued in April 2020 and exercised in February 2021 and public and private placement warrants as described in Note 2 of the unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Comparison of the nine months ended September 30, 2021 and September 30, 2020:
The following table presents our consolidated statement of operations for the nine months ended September 30, 2021 and 2020, and the dollar and percentage change between the two periods:
	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenue	(unaudited)
Premiums earned, net	$47,316	$9,360	$37,956	406%
Investment income	85	500	(415)	(83)%
Other revenue	27,974	14,499	13,475	93%
Total revenue	75,375	24,359	51,016	209%
Costs and expenses
Losses and loss adjustment expenses	62,383	12,214	50,169	411%
Policy servicing expense and other	15,172	12,803	2,369	19%
Sales, marketing and other acquisition costs	85,552	3,616	81,936	2266%
Research and development	11,898	6,668	5,230	78%
Amortization of capitalized software	8,190	8,311	(121)	(1)%
Other operating expenses	39,534	13,138	26,396	201%
Total costs and expenses	222,729	56,750	165,979	292%

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenue	(unaudited)
Loss from operations	(147,354)	(32,391)	(114,963)	355%
Other expense
Interest expense	15,974	3,453	12,521	363%
Impairment on digital assets	183	—	183	NM
Increase in fair value of stock warrant liability	8,133	640	7,493	1171%
Total other expense	24,290	4,093	20,197	493%
Net loss before taxes	(171,644)	(36,484)	(135,160)	370%
Income tax provision (benefit)	—	(67)	67	(100)%
Net loss after taxes	$(171,644)	$(36,417)	$(135,227)	371%

Revenue
Premiums Earned, net
Net premiums earned increased $37.9 million, or 406%, from $9.4 million for the nine months ended September 30, 2020 to $47.3 million for the nine months ended September 30, 2021, which was primarily attributable to a $29.9 million decrease in premiums ceded to our reinsurance partners, a $8.0 million increase in direct earned premium, and, to a far lesser degree, a decrease in bad debt expense which was due primarily to state mandated COVID-19 payment extensions in the 2020 period. The decrease of $29.9 million in premiums ceded to our reinsurance partners was driven largely by reinsurance commutation settlements. Direct earned premium increased by $8.0 million from $74.1 million for the nine months ended September 30, 2020 to $82.1 million for the nine months ended September 30, 2021. The increase in direct earned premiums was primarily attributable to an increase in policies in force during the nine months ended September 30, 2021 as well as increase in miles driven during the same period due, in part, to COVID-19 shelter-in-place restrictions in the comparative period, which generally began in March 2020. We believe direct earned premium is the best measure of top-line revenue, as it excludes the impacts of reinsurance.
Investment Income
Investment income decreased $0.4 million, or 83%, from $0.5 million for the nine months ended September 30, 2020 to $0.1 million for the nine months ended September 30, 2021. The decrease was primarily due to lower interest rates, partially offset by a higher average level of fixed maturity investments.
Other Revenue
Other revenue increased $13.5 million, or 93%, from $14.5 million for the nine months ended September 30, 2020 to $28.0 million for the nine months ended September 30, 2021. The increase was primarily attributable to a $19.4 million gain recognized on reinsurance commutation settlement in the first half of 2021, partially offset by a $6.0 million decrease in revenues from policy acquisition costs recovered for policies onboarded into our reinsurance program and reinsurance profit commission. A substantial portion of Enterprise business solutions revenue was from one customer who was an investor and therefore a related party, as described in Note 17 of the unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Costs and Expenses
Losses and LAE
Losses and LAE increased $50.2 million, or 411%, from $12.2 million for the nine months ended September 30, 2020 to $62.4 million for the nine months ended September 30, 2021. Ceded losses and LAE decreased $26.5 million as a result of commuting all of our reinsurance programs and thereby retaining more losses. Direct losses and LAE increased by $23.4 million, driven by an overall increase in claims costs due to an increase in claims severity observed industry-wide and a reserve adjustment. Additionally, losses in the nine months ended September 30, 2021 include the impacts from Hurricane Ida and severe storms in several regions of the United States.
Policy Servicing Expense and Other
Policy servicing expense and other increased $2.4 million, or 19%, from $12.8 million for the nine months ended September 30, 2020 to $15.2 million for the nine months ended September 30, 2021. The increase was primarily attributable to telematics device write-offs as a result of our upgrade from the use of 3G technology which accounted for $1.2 million of the increase and, to a lesser extent, an increase in our customer experience and other policy servicing personnel related expenses to support our growth objectives.
Sales, Marketing, and Other Acquisition Costs
Sales, marketing, and other acquisition costs increased $82.0 million from $3.6 million for the nine months ended September 30, 2020 to $85.6 million for the nine months ended September 30, 2021. Of this increase, $64.5 million was reinsurance-related including the commutation settlement and impact to the ceding commission offset. During the nine months ended September 30, 2021, we commuted all of our reinsurance programs. As a result of the commutations, we recorded a gain of $19.4 million recorded in Other Revenue as well as Sales, Marketing, and Other Acquisition Cost expense of $58.3 million related to a return of revenues from policy acquisition costs recovered for policies onboarded into our reinsurance program. Further resulting from the commutation settlement, was a decrease of $6.2 million in reinsurance ceding commission which serves as an offset to sales and marketing expense. Aside from reinsurance related impacts, as part of our typical marketing efforts, there was an increase of $15.3 million in both our online and offline marketing campaigns. On the sales side, there was a marginal increase in sales costs due to the use of independent agents for the first time in 2021. We expect such expenses, due to the expanded use of this channel, to continue to increase in the near future.
Research and Development
Research and development increased $5.2 million, or 78%, from $6.7 million for the nine months ended September 30, 2020 to $11.9 million for the nine months ended September 30, 2021. The increase was primarily attributable to employee personnel costs related to our expansion initiatives in the engineering and technology areas of approximately $3.0 million, an increase in stock compensation expense for related departments of $2.0 million, and a decrease of $0.7 million in capitalized software costs which serves as an offset to research and development expense.
Amortization of Capitalized Software
Amortization of capitalized software decreased $0.1 million, or 1%, from $8.3 million for the nine months ended September 30, 2020 to $8.2 million for the nine months ended September 30, 2021. The decrease was primarily related to the amortization of our website development costs and capitalized costs related to internal use software.
Other Operating Expenses
Other operating expenses increased $26.4 million, or 201%, from $13.1 million for the nine months ended September 30, 2020 to $39.5 million for the nine months ended September 30, 2021. The increase was primarily driven by an increase of $15.9 million in director’s, officers’, and employees’ stock-based compensation expense and a $10.2 million increase in general and administrative costs as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq Capital Market, additional corporate, director and officer insurance expenses, and increased legal, audit and consulting fees.

Interest Expense
Interest expense increased $12.5 million, or 363%, from $3.5 million for the nine months ended September 30, 2020 to $16.0 million for the nine months ended September 30, 2021. The increase was primarily attributable to a $14.1 million non-recurring write off of unamortized debt issuance costs and debt prepayment fees related to debt payoff during the nine months ended September 30, 2021 as described in Note 9 of the unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. As of September 30, 2021, all debt had been repaid and no outstanding debt remains on the balance sheet.
Impairment on digital assets
Impairment on digital assets in the 2021 period relates to subsequent losses arising from changes in the fair market value on acquired digital assets initially accounted for at cost. For more information, see Note 6, Digital Assets to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Increase in fair value of stock warrant liability
Fair value of stock warrant liability increased $7.5 million from $0.6 million for the nine months ended September 30, 2020 to $8.1 million for the nine months ended September 30, 2021. The increase was primarily driven by the change in fair value of our preferred stock warrants issued in April 2020 and exercised in February 2021 and public and private placement warrants as described in Note 2 of the unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Non-GAAP Financial Measures
The non-GAAP financial measures below have not been calculated in accordance with GAAP, and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, accident period contribution profit/(loss) and contribution profit/(loss) should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that these non-GAAP measures fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.
Our management use these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (1) monitor and evaluate the performance of our business operations and financial performance; (2) facilitate internal comparisons of the historical operating performance of our business operations; (3) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (4) review and assess the operating performance of our management team; (5) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (6) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
The following table provides a reconciliation of total revenue to contribution profit/(loss) and accident period contribution profit/(loss) for the periods presented:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	($ in millions)		($ in millions)
Total revenue	30.0	8.0	75.4	24.4
Losses and LAE	(27.5)	(4.4)	(62.4)	(12.2)
Policy servicing expense and other	(5.7)	(4.1)	(15.2)	(12.8)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	($ in millions)		($ in millions)
Amortization of capitalized software	(2.8)	(2.8)	(8.2)	(8.3)
Gross profit/(loss)	(6.0)	(3.3)	(10.4)	(8.9)
Gross margin	(20.0)%	(41.3)%	(13.8)%	(36.5)%
Less revenue adjustments:
Revenue Adjustments Related to Reinsurance	—	19.6	9.5	52.7
Revenue from Enterprise Segment	(1.5)	(1.1)	(3.7)	(3.6)
Interest Income and Other	0.3	0.9	1.7	1.7
Less costs and expense adjustments:
Loss and LAE Adjustments Related to Reinsurance	—	(14.5)	(14.7)	(41.2)
Loss and LAE Adjustments Related to Prior Period Development	(0.9)	1.5	4.0	2.9
Bad Debt, Report Costs and Other Expenses	0.5	(0.6)	0.3	(0.8)
Amortization of Internally Developed Software	2.8	2.8	8.2	8.3
Devices	1.8	0.9	4.0	2.9
Accident period contribution profit/(loss)	$(3.0)	$6.2	$(1.1)	$14.0
Prior Period Development	$0.9	$(1.5)	$(4.0)	$(2.9)
Contribution profit/(loss)	$(2.1)	$4.7	$(5.1)	$11.1
Total revenue	$30.0	$8.0	$75.4	$24.4
Revenue adjustments	(1.2)	19.4	7.5	50.8
Adjusted revenue	$28.8	$27.4	$82.9	$75.2
Accident period contribution margin	(10.4)%	22.6%	(1.3)%	18.6%
Contribution margin	(7.3)%	17.2%	(6.2)%	14.8%
Liquidity and Capital Resources
We are a holding company that transacts a majority of our business through operating subsidiaries. Through our insurance subsidiaries, we sell pay-per-mile auto insurance policies to customers and through our Enterprise subsidiary, we sell our insurance solution technology to third-party insurance carriers. From inception through completion of the INSU SPAC transaction, we financed our operations primarily through sales of insurance policies, sales of our Enterprise platform, and the net proceeds received from the issuance of preferred stock, debt, and sales of investments. As of September 30, 2021, we had $159.2 million in cash and cash equivalents and $49.8 million of marketable securities, compared to cash and cash equivalents of to $19.2 million and $24.7 million of marketable securities as of December 31, 2020. Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our marketable securities consist of U.S. treasury securities, municipal securities, corporate debt securities, residential and commercial mortgage-backed securities, and other debt obligations.
Insurance companies in the United States are also required by state law to maintain a minimum level of capital and surplus. Insurance companies are subject to certain RBC requirements as specified by NAIC. These standards for property and casualty insurers are used as a means of monitoring the financial strength of insurance companies. Under these requirements, the amount of capital and surplus maintained by an insurance company is to be determined based on the various risk factors related to it. Such regulation is generally for the protection of the policyholders rather than stockholders. As of September 30, 2021 and December 31, 2020, our capital and policyholders’ surplus exceeded the minimum RBC requirements. We believe that our existing cash and cash equivalents, marketable securities, and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our insurance premium growth rate, renewal activity, including the timing and the amount of cash received from customers, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, the continuing market adoption of offerings on our platform, and the current uncertainty in the global markets resulting from the worldwide COVID-19 pandemic.
Our principal sources of liquidity are funds generated by operating activities, and available cash and cash equivalents, subject to the limitations set forth in the merger agreement related to the Proposed Transaction.
The following table summarizes our cash flow data for the periods presented:
	Nine Months Ended September 30,
	2021	2020
	($ in millions)
Net cash used in operating activities	$(70.3)	$(19.3)
Net cash (used in) provided by investing activities	(43.3)	4.6
Net cash provided by financing activities	273.5	25.7
Operating Activities
Net cash used in operating activities for the nine months ended September 30, 2021 was $(70.3) million, which was an increase of net cash used of $51.0 million from $19.3 million for the nine months ended September 30, 2020. Cash used during this period included $113.3 million from net loss for the nine months ended September 30, 2021, excluding the impact of changes in fair value of our outstanding warrants, depreciation expense and stock-based compensation and other non-cash expenses. Net cash provided by changes in our operating assets and liabilities increased by $49.9 million, which is primarily attributable to ceded reinsurance premiums, reinsurance recoverable on unpaid losses, accounts payable and accrued expense, prepaid reinsurance premium, premiums receivable which outpaced reinsurance recoverable on paid losses, and loss and LAE reserves which reflect a decrease in paid claims year over year.
Net cash used in operating activities for the nine months ended September 30, 2020 was $19.3 million. Cash used during this period included $12.5 million from net loss for the nine months ended September 30, 2020, excluding the impact of changes in fair value of our outstanding warrants, depreciation expense and stock compensation and other non-cash expenses. Net cash used by changes in our operating assets and liabilities decreased by $7.6 million, which is primarily attributable to ceded reinsurance premiums, reinsurance recoverable on unpaid losses, accounts payable and accrued expense, prepaid reinsurance premium, premiums receivable which outpaced reinsurance recoverable on paid losses, prepaid expenses and other, unearned premium reserve, and loss and loss adjustment expense reserves.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2021 was $(43.3) million compared to net cash provided by investing activities of $4.6 million during the nine months ended September 30, 2020, which was primarily driven by a change from net proceeds to net payments for securities, as well as continued investment in our website and software development, partially offset by a decline in investment in telematics devices, leasehold improvements, and other equipment.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2021 was $273.5 million compared to $25.7 million in cash provided by financing activities for the nine months ended September 30, 2020. The increase in cash provided by financing activities is primarily due to cash received from the trust account and the private placements in connection with the closing of the INSU SPAC transaction in February 2021.

Contractual Obligations
The following is a summary of material contractual obligations and commitments as of September 30, 2021:
	Total	2021 (remaining three months)	2022 – 2023	2024 – 2025	Thereafter
	(in millions)
Long-term debt	$—	$—	$—	$—	$—
Interest on long-term debt	—	—	—	—	—
Operating Leases	23.9	0.8	6.3	5.6	11.2
Purchase Commitments	1.1	1.1	—	—	—
Total	$25.0	$1.9	$6.3	$5.6	$11.2
Financing Arrangements
Subordinated Note Purchase and Security Agreement
In April 2020, we entered into the Note Purchase Agreement with Hudson, which was amended in February 2021 to reflect the consummation of the INSU SPAC transaction by adding INSU as a guarantor and reflecting our new corporate structure. An executive of Hudson is on our board of directors and is a related party, as discussed in Note 17 of the unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Under the Note Purchase Agreement, we could issue up to $50.0 million in aggregate principal amount of senior secured subordinated PIK notes due in 2025 (the “Notes”). The Note Purchase Agreement further provided for additional funds of up to an aggregate of $15.0 million over time from Hudson, the timing of which was subject to reinsurance settlement timing. Notes issued under the Note Purchase Agreement were due on the fifth anniversary of their issuance, starting in April 2025, and bore interest at the following rates: 2% per annum payable quarterly in arrears in cash, and a varying interest rate of 9.0% to 11.0% PIK interest. The PIK interest was based on the aggregate outstanding principal balance as follows: (i) 11.0% if the outstanding balance was less than $5.0 million; (ii) 10.0% if the outstanding balance was greater than or equal to $5.0 million but less than $10.0 million, and (iii) 9.0% if the outstanding balance was greater than or equal to $10.0 million. PIK interest represents contractually deferred interest that was added to the principal balance outstanding each quarter and due at maturity. The Notes were secured by substantially all of our assets. We had the right to prepay the Notes at any time subject to payment of a fee. As of December 31, 2020, $31.6 million aggregate principal amount of the Notes was outstanding, along with $0.9 million of capitalized PIK interest. Subsequent to December 31, 2020, we issued additional Notes having an aggregate principal amount of $2.0 million. As of March 30, 2021, there was approximately $36.6 million of principal and PIK interest outstanding under the Hudson debt facility, which we repaid on such date, along with the prepayment fee of $0.4 million. Accordingly, there are no longer any Notes outstanding.
As part of the entry into the original Note Purchase Agreement, we issued warrants for up to 8,536,938 of Series E convertible preferred shares, which we estimated to have a fair value of $12.5 million at issuance, which was recorded as a discount to the debt and is being amortized to interest expense over the term of the debt. These warrants were net exercised immediately prior to the Effective Time (as defined in the Merger Agreement) and are no longer outstanding.
Paycheck Protection Program Loan
In April 2020, we were granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the CARES Act, section 7(a)(36) of the Small Business Act for approximately $5.9 million. The balance outstanding for the Paycheck Protection Program loan was $5.9 million at December 31, 2020. We repaid this loan concurrent with the consummation of the INSU SPAC transaction and it is no longer outstanding.

2019 Loan and Security Agreement
In December 2019, we entered into a Loan and Security Agreement (the “2019 Loan and Security Agreement”) with us, as borrower, certain of our subsidiaries, as guarantors and certain affiliates of Multiplier Capital, LLC and other financial institutions, as lenders and agent, providing for a term loan in aggregate principal amount of $25.0 million. Minimum payments of interest were due monthly through December 2021. Beginning in January 2022, equal payments of principal would have been due monthly in an amount necessary to fully amortize the loan by June 5, 2024. An end of term payment of $0.6 million was due at maturity or date of any prepayment. The loan was secured by substantially all of our and the guarantor’s assets. Lender’s consent was required to be obtained regarding certain dispositions, and changes in business, management, or ownership including mergers and acquisitions, such as the INSU SPAC transaction, as more fully described in the 2019 Loan and Security Agreement. The balance outstanding net of debt issuance costs for the 2019 Loan and Security Agreement was $24.3 million as of December 31, 2020.
The loan could be prepaid in an amount equal to the outstanding principal, accrued interest, and the end of term fee, plus a prepayment charge of 3% if paid in the first two years after the effective date, 2% if paid in the third year after the effective date, or 1% if prepaid after the third year subsequent to the effective date. Accordingly, we prepaid this loan in connection with the consummation of the INSU SPAC transaction and is no longer outstanding.
At the time of origination, the lender was granted a warrant to purchase Series E convertible preferred stock, estimated to have a fair value of $0.5 million at issuance. These warrants were net exercised immediately prior to the Effective Time and are no longer outstanding.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to reserves for loss and LAE, premium write-offs, and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.
See Note 1, Summary of Significant Accounting Policies, to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus for material changes to our critical accounting policies from the ones described under the section Critical Accounting Policies and Estimates of Management’s Discussion and Analysis of Financial Condition and Results of Operations and Summary of Significant Accounting Policies in the notes to the audited consolidated financial statements which are which are included in the Company’s Post-Effective Amendment No. 2 to Form S-1 filed with the SEC on August 27, 2021.
New Accounting Pronouncements
See Note 1, Summary of Significant Accounting Policies, to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

BUSINESS OF METROMILE
References in this section to “we” or “our” in this section refer to Metromile, Inc.
Overview
We started Metromile based on the simple observation that the physical world is being increasingly digitized, that this digital data can be used to better estimate the future, and that the best opportunity to create value for everyday customers in an increasingly predictable world is to reinvent insurance, one of the largest and most important global markets.
At its core, insurance financially protects the insured customer from the occurrence of specific future events. If these events can be more accurately estimated, using data and data science, then the insurance provided can be more accurately priced — lower likelihood events would cause the price of insurance to go down and higher likelihood events would cause the price of insurance to go up. The proliferation of sensor data, from cars, mobile phones, and elsewhere, means we have a greater ability to estimate the likelihood of future events and, thus, help many customers who are overpaying for insurance save money.
We founded Metromile in 2011 to realize this opportunity and tackle the broken auto insurance industry. With data science as our foundation, we offer our insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers.
Through our digitally native offering, built around the needs of the modern driver, we believe our per-mile insurance policies save our customers, on average, 47% over what they were paying their previous auto insurer. We base this belief on data our customers self-reported in 2018 with respect to premiums paid to providers before switching to Metromile.
We believe the opportunity for our personalized per-mile insurance product is significant. Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Notwithstanding the relationship between miles driven and claims, auto insurance premiums have historically been priced based on a driver’s “class” — and drivers are charged the same basic premium rate as others in their class no matter the actual miles driven. In the traditional pricing model, a driver’s age, credit score, accident history, and geography influences the premium paid more than the actual miles driven. Thus, the 35% of drivers who account for more than half the miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers. By offering auto insurance using a per-mile rate and then billing each customer monthly based on their actual miles driven, we are able to provide significant savings to the vast majority of drivers, the 65% of drivers who drive less than half the miles driven. Customers can simply use their connected car or use a Metromile Pulse device (“The Pulse”), to share their data with us — which includes miles driven, and in certain states where permitted by insurance regulators, driving habits, such as phone use, speeding, hard-braking, accelerating, cornering, and location. Our customers are able to choose when and how to drive and share this information with us to realize these data driven savings every day. See “— Our Technology Platform” for more information regarding The Pulse and data collection.
Our offering is also more appealing to the modern digital consumer beyond just the savings we offer. Customers sign up, access customer support, and file claims entirely through our mobile app. Claims are handled quickly and, in many cases, are fully automated. Our proprietary technology underpins these unique capabilities. We are built using data science at our core — we know how to acquire and unlock the predictive value of the data generated by the car, mobile phones, and elsewhere. This translates into a better experience, higher customer retention rates, lower cost of customer acquisition, less fraud, less servicing expense, and greater operating profits.

Our core technology capabilities have also unlocked a powerful new business for us — Metromile Enterprise, a cloud-based enterprise software solution for insurance carriers that provides them advanced claims automation and fraud detection tools, improving their operating margins, while earning us a share of their insurance premium as a service fee. With Metromile Enterprise already in market, we have started to realize returns on our earlier technology investments and expect to see this business help the large incumbents in the insurance industry transition into a more digital world, while helping us quickly grow our earnings.
Today, we consider ourselves a leading digital insurance platform, providing unique and advantaged products to auto insurance customers in the United States and auto insurance companies in the United States and globally.
The U.S. auto insurance market is massive, dominated by insurers stuck on legacy technology infrastructure who offer antiquated services. U.S. personal auto insurers write approximately $250.0 billion of premiums each year, with no carrier currently achieving more than 20% market share. We believe we are strategically positioned to succeed as industry incumbents struggle to meet the significant structural changes underway in an increasingly digital world. The advent of mobile phones has revolutionized modern mobility, while connected and autonomous technologies are drastically changing consumer relationships with vehicles. As we scale and accumulate more data, we believe that we can deliver increasingly better service, pricing and experiences for customers across all stages of the policy lifecycle.
Through our core competencies in technology and operating as a full-stack insurance carrier, we are already achieving durable margin advantages that we believe will allow us to maintain a competitive edge in pricing and generate incremental cash to invest in future growth for the years and decades ahead. We believe our focus on technology will allow us to gain efficiencies through automation and the ability to scale.
We believe our customers are loyal. We measure this, in part, by our overall net promoter score (“NPS”) of 56 as of end of year 2020. The NPS metric is a management tool used to measure customer satisfaction and loyalty and indicates the percentage of customers rating their likelihood to recommend a product or service to a friend or colleague. After 51 days of joining Metromile, we ask each new customer the likelihood that they will recommend Metromile to a friend or colleague on a scale of 0 to 10. We also survey customers after the closure of a claim. Scores between 0-6 are considered detractors and scores between 9-10 are considered promoters. To arrive at Metromile’s NPS score in a given month, the percentage of detractors is subtracted from the percentage of promoters. Scores between 7-8 are considered passive and are counted toward the total number of respondents, thus decreasing the percentage of detractors and promoters and pushing the net score toward 0. By recommending our services to their friends and family, we believe our customers demonstrate their satisfaction and loyalty to our services. In addition to NPS, we believe that customer referrals also demonstrate customer loyalty. One out of four customers with our Ride Along app recommends our app to a friend or colleague, yielding a 25% referral rate. We believe our overall NPS of 55, along with our 25% referral rate through the Ride Along app, demonstrate our customer satisfaction and loyalty to Metromile.
We have trained our predictive models to deliver what we believe is one of the most sophisticated pricing engines in the industry using the approximately three billion miles of customer driving data we have collected since our founding. Our data-driven approach is designed to improve the accuracy of risk‑profiling customers while simultaneously reducing the likelihood of fraud and losses.
We built these models by carefully selecting our first markets, acquiring data and quickly iterating on our proprietary rating and underwriting models, building out our own customer service and claims functions, and reinventing as we gained new data and experience.
As our models have matured, we have also learned how to more efficiently and effectively acquire customers, as these models can also be applied to estimate the lifetime profitability of any potential new customer lead based on key indicators. We migrated from marketing in well-defined offline channels to using a variety of more cost-effective digital solutions for our customer funnel, where we can tailor ad targeting, content, and a quote funnel to each individual prospect.
We leverage a diverse mix of channel strategies to optimize our marketing efforts including search, display, and social marketing, as well as app acquisition, aggregators (like compare.com, The Zebra, and Everquote), our free app Ride Along (akin to a try before you buy experience) and key automotive original equipment manufacturer (“OEM”), partnerships. Our experience and financial profile equip us to excel in our next phase of growth across the United States.
We have an exciting and ambitious growth plan that we believe will help us quickly scale nationally. Our disciplined marketing strategy allows us to understand unit economics in each state before investing too far ahead of returns. Prior to initiating rapid growth in a state, we develop our rating and underwriting models, and introduce rates into the market with low marketing spend for the first few quarters as we test and measure key performance indicators. This introductory period allows us to refine our model and underwrite policies with an aim of achieving profitable growth. Once we obtain sufficient data and proof points, we accelerate marketing spend and quickly scale.
To further support our insurance customer growth, we are expanding our distribution network by partnering with leading automotive OEMs to identify low-mileage drivers. Our two existing partners are among the world’s top ten biggest car manufacturers, and we aim to partner with at least eight OEMs by 2022. These partners will be able to identify a low-mileage driver 30 days after they purchase a car and offer personalized co-branded marketing to those customers, highlighting their savings and driving a significant number of new customers to Metromile. We believe this exciting channel could generate millions of leads for us in the future with a low new customer acquisition cost.
Metromile Enterprise provides additional upside in the near-term. With four active deployments and a full pipeline, this software-as-a-service (“SaaS”) business is expected to become a meaningful contributor to revenue and operating profits over the years ahead. Each customer typically signs a multi-year agreement with significant prepaid revenue and service fees, allowing the business to fund its development and growth with customer capital.
We believe we have put together one of the best leadership teams in our industry who have significant experience with top technology and insurance companies. They will help us execute our ambitious growth plans through our unique approach to insurance. We believe that we have a truly differentiated value proposition that puts customers in the driver’s seat. Through data science, we have built an impactful business that we believe will help transform the insurance industry.
Our Technology Platform
Our proprietary technology platform is a key competitive advantage. Through the collection of high frequency telematics data, we have developed a platform capable of understanding moment-by-moment driving behavior. Using data science and machine learning, we build predictive models to accurately determine the risk profiles of our customers and offer fairer, more accurate pricing.
Our customer-friendly, intuitive interface paired with The Pulse creates a seamless user experience. The Pulse device easily plugs into the diagnostic port of our customer’s car and transmits data over wireless cellular networks. The Pulse device provides visibility into customer braking behavior at each intersection, miles driven, speed, acceleration, hard-braking, cornering, and location. In addition, through our OEM partnerships, we will be able to connect directly with vehicles and stream the same sensor data without a device. The more data we collect, the better our predictive models will become, allowing us to enhance our unit economics and value to consumers.
The moment of truth for all insurers is when a customer submits a claim. In a traditional experience, a customer is required to go through many hurdles simply to get their car repaired after an accident, causing customer frustration. The fundamental cause of this high friction experience is that up to 17% of claims are fraudulent and insurers are forced to implement onerous processes and look at every claim with suspicion, where trust is eroded with the customer. Alternatively, our platform is capable of algorithmically reconstructing the accident scene and letting the majority of drivers have the claim nearly instantly approved. We create loyal customers by helping them get back on the road quickly and seamlessly.
We have been able to identify and reduce fraudulent claims by three times the rate of our industry peers. The structural costs associated with high fraud rates in the auto insurance industry are ultimately passed on to consumers. Our fraud detection advantage ultimately improves our loss ratio, which allows us to keep our costs lower and pass on additional savings to our customers.
The net result of our technology advantage is a fundamentally lower cost structure. Because premiums charged to the consumer ultimately reflect the underlying costs of the insurance business and its losses, we have developed a competitive advantage beyond our pricing model. Built from the ground-up with technology and sensors first, we have developed a durable competitive advantage with a highly efficient and streamlined operation, which we believe will yield higher returns to stockholders for years to come.
The Metromile app
From the outset, we believed the experience with an auto insurer should go beyond being a compulsory purchase, selected based solely on price. With our app, our customers benefit from rich functionality, tools, and features. Prospects are able to sign up within minutes or try Ride Along to estimate and earn more savings. Aligned with our first value of creating loyal customers, we aim to stay engaged with our customers every step of the way.

Our app increases engagement and improves our relationship with customers by providing helpful features such as street sweeping notifications to help avoid parking tickets, get walking directions to their car, and monitor their car health. Everything needed to manage a policy can be done in the app, such as viewing policy information and documents, auto insurance ID cards, monthly billing summaries, and detailed trip maps. With an always-connected vehicle, we have a 92% stolen car recovery rate.
Ride Along
We launched Ride Along to help prospects understand if they are a fit for per-mile, and to provide additional savings to prospects by demonstrating that they are also safe drivers.
The significance of this specific technology offering also lends itself to the future growth potential of our company. The Ride Along feature serves not only as a platform to provide driving insights to customers but also as a customer acquisition source, by helping estimate savings and allowing prospects to earn additional discounts through safe driving.
Our Ride Along app enables viral growth as evidenced by a 20% conversion rate for prospects who use the app, a 25% referral rate to new customers, and the fact that 11% of abandoned quoters try Ride Along, all since it was launched in the second quarter of 2020.
Metromile Enterprise
Metromile Enterprise is a cloud-based enterprise software offering for third party insurance carriers that was built on top of our sophisticated automated claims technology. The service helps carriers automate the claims processes for both customers and claims agents while reducing the cost of fraudulent claims through advanced fraud detection features. The service works cooperatively with existing P&C insurance enterprise software platforms and is priced based on a percentage of the insurance premium the service is used to help manage.

Our automation and fraud detection capabilities have allowed Metromile’s auto insurance claims program to detect three times more fraud than the industry average, benefiting our loss ratio, while reducing our loss adjustment expense ratio by an estimated 20% due to advanced automation. We saw an opportunity in applying these capabilities to help the broader P&C insurance industry transform and better manage their claims processes and are excited by the progress we’ve made since launching Metromile Enterprise in 2019.
Metromile Enterprise is not just for telematics-based auto insurance programs — the software helps global P&C insurers improve customer experience and reduce claim costs across a variety of use cases in auto, home, renters, pet, workers compensation and other specialized P&C insurance programs.
This unique growing business allows us to diversify our revenue base into recurring, high-margin enterprise SaaS revenue, while actively participating in the digital transformation underway in the broader insurance markets, with minimal incremental cost. We expect continued growth from this business segment as we continue to sign and launch new deployments with carriers globally and other specialized P&C insurance. This proprietary growth engine will allow us to diversify our revenue base into recurring, high-margin enterprise SaaS revenues. We expect continued growth from our Metromile Enterprise business as we continue to scale more holistically.
With respect to the platform’s specific feature set, our Metromile Enterprise offering consists of Report, Detect, Replay, and Streamline modules.

Data
Models
Growth
Lower Expense / Fraud
Scale
metromile
ENTERPRISE

Our platform accrues a unique data advantage as it scales across multiple deployments

REPORT	DETECT	PORTAL	STREAMLINE	REPLAY
(Dynamic FNOL)	(Fraud Detection)	(Customer Portal)	(Process Automation)	(Telematics)

metromile
ENTERPRISE

Report
The secret to success with predictive models lies in gathering rich, reliably structured data at first notice of loss (“FNOL”). The Report module is a smart digital FNOL solution for customer-facing data collection and call center representatives that creates opportunities for improved fraud detection, efficient downstream processing, and a “no-touch” claims experience.

Detect
Our Detect module is an artificial intelligence (“AI”) powered fraud detection tool trained to scan incoming claims in seconds and build a feedback loop with existing investigative experts. We help capture more fraud and cut costs by eliminating investigations on low probability claims.
Portal
The Portal enables insurance carriers to offer their insureds a one-stop digital destination for filing claims, tracking updates on claims in progress and taking action on pending items. This solution helps improve claim handling efficiency and save claim adjuster time.
Replay
Replay is a software solution that ingests various types of telematics data and makes it easy to play back a trip to corroborate the reported facts of loss with hard data. The solution helps cut investigation costs and increases confidence in payout decisions.
Streamline
Streamline is a powered automation suite, enabled by sophisticated data science modeling, that reduces repetitive tasks done by claims handlers so that they can spend more time providing service for customers with more complex needs. The Streamline solution enables claims self-servicing to settle claims with efficiency.
Our platform architecture
We believe our platform provides us with a true competitive advantage. We built our technology from the ground-up with the secular shifts in insurance in mind. Our platform is built on a number of foundational architecture principles.
We are able to deliver a flexible and scalable platform where customer services can be added and evolved over time.
Through delivering micro-services, we ensure a constant evolution of the technology platform, both in terms of features supported as well as technology used. Micro-services also allow efficient scaling of the engineering organization, as it allows an ever-growing number of teams to work in parallel with the least dependency bottlenecks.
Our unified user interface is technology-agnostic and built on a back-end service that can enable a diverse range of clients.
This allows us to remain agnostic to mobile and web applications along with third-party integrations. We have the flexibility to isolate part of or all of our platform features for third-party integration both directly into a user experience and into the backend of a given platform. This provides us the opportunity to service different enterprises with different technology platforms.
Our offerings were created with the core ideas of resiliency and durability in mind to allow for uninterrupted scale.
All services are built to enable a distributed and horizontal scaling deployment. This not only supports our scalability but also provides resilience as distributed service instances can survive fault tolerances of individual instances or full zone fails.
We heavily leverage machine learning to underpin our business. From personalized pricing through to claims, our technology stack is critical to our success.
Industry and market opportunity
The U.S. auto insurance market is massive, fragmented, and ripe for disruption as pricing and risk identification remain key components to drive competitive demand. Additionally, shifting consumer preferences toward an online environment creates opportunity for new entrants with a focus on customer experience.

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Massive market:   In 2019, the U.S. personal auto insurance market generated in excess of $250 billion in premiums.

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Highly fragmented:   Market share in the United States is fragmented with no carrier holding more than 20% market share. Additionally, 111 carriers generated greater than $100.0 million in premiums in 2019.

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Ripe for disruption:   The auto insurance placement and claims process suffers from poor overall consumer experience, which is attributable to opaque and tiered pricing, lengthy sign-up processes, and arduous claims processes that are often long and repetitive. Additionally, traditional insurance carriers do not consider technology-driven developments to the auto industry when pricing risk. With a developing driver model including autonomous features and new means of transportation, additional factors need to be considered.

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Limited use of technology:   The insurance market has typically relied on a number of factors to provide pricing and risk assessment information. Statistics like age, credit score, accident history, and geography have often been deciding factors that categorize drivers into buckets and price them accordingly. Technological developments and data science provide new applications to better understand individual driver risk, such as actual miles driven and driving behaviors, and are able to adjust pricing models to consider these variable factors. While other auto insurance providers consider an individual’s prior accident history, we believe Metromile is distinguished by further adjusting to real-time driving behavior. This real-time capture, we believe, allows Metromile to better understand each driver’s risk in ways that backward-looking algorithms, such as “good-driver rewards,” are unable to.

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COVID-19 pandemic:   Although the ultimate impacts of COVID-19 remain uncertain and consumer demand for auto insurance may be impacted in a recessionary or stationary environment, a recent survey published by Capgemini SE found that 44% of U.S. adults surveyed plan to use their cars more often and public transportation less often in the future. Further, the dramatic decline in miles driven during the second quarter of 2020 and the fact that legacy carriers were forced to react through ad hoc refund and rebate programs and were sued in class action lawsuits proves that the existing fixed priced insurance model is outdated.

Metromile is well positioned by providing a product that solves fundamental issues with auto insurance and fairly prices policies to individual drivers. This is driven by Metromile’s view that auto insurance today is unfair to most consumers, as insureds are broadly categorized into the same buckets and charged similar rates while still holding varying driving habits and vehicular uses. The distinction between this broad classification and a more technology and data driven approach to assessing risk underpins Metromile’s vision to change how insureds are assessed and charged.
Several areas within the personal lines auto space are most significant to understanding this unique market opportunity. The first and most important is regarding the traditional insurance model where insurance products are built for a “class of driver” rather than individual insureds. This foundational concept of pricing risk gained traction in the 1990s when carriers discovered independent factors such as credit score were good indicators of an individual’s driving habits and risk classification. Using additional rating variables like credit expanded segmentation via proxy and moved the industry further away from evaluating individual risk. The widespread use of such factors became industry norm where the process of receiving an insurance quote is dictated by several key factors that place customers into classes associated with varying risk levels and premium payments. While still broadly used today, this results in a significant bifurcation of insureds within each class level where drivers that have the same gender, geographic location, vehicle make, accident history, and credit score receive similar quotes. Other factors, however, still vary between two similar applications, the most significant and quantifiable being miles driven. This creates a pricing imbalance where a small portion of drivers within a class create significant liabilities because of their frequent driving habits. Drivers who infrequently use their vehicles therefore are subsidizing the higher risk of their peers by paying similar rates while having fundamentally different risk profiles. We believe this results in approximately 65% of drivers overpaying for personal auto insurance and 35% of drivers underpaying, as the Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Thus, the 35% of drivers who account for more than half the miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers.
To address this issue, Metromile has leveraged technology to create accurate methods of measuring car usage and charging drivers on a “per-mile” basis. Our product development has maintained a unique focus on understanding individual driver habits to provide more granular insight into the likelihood of requiring a claim. Metromile’s position as one of the only large carriers to offer this approach to pricing — and the only carrier solely focused on low mileage drivers — underpins its opportunity to capture market share and change the industry’s approach to risk assessment.
An additional factor supporting this market opportunity is the large market size and significant fragmentation found in personal lines auto insurance. With over $250.0 billion in annual premiums in the United States, personal auto insurance is one of the largest lines globally. An outsized number of companies operate in the space, pricing customers with varying risk demographics and underwriting a book that meets operational and loss standards. In a market with a relatively commoditized product, pricing, customer experience and added factors becomes significant to attracting new customers. Metromile has created a new competitive advantage that drives customer volume by differentiating their core product from large and traditional carriers. This large amount of fragmentation mixed with Metromile’s unique approach supports its ability to readily attract new customers by providing a different approach to pricing.
The tech enabled landscape within the automotive and broader industries has also been a key point of focus for Metromile. As the usage of smartphones and technology that collects individual consumer data becomes more widespread, so too do the opportunities for insurance companies to collect more data and conduct analytics on it. This pairs with innovation in the auto space changing the true risk of operating a vehicle. Autonomous driving, driving assistance features on vehicles, or the decrease in vehicular usage due to ride-share applications have all made the personal lines auto insurance landscape more complex with respect to individual risk that cannot be captured by a collection of data points like credit score and age. This creates a fundamental need to gain insight into individual usage and leverage this data to paint a better picture of what true risk and therefore price looks like.
Competitive strengths
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Structurally advantaged through data science.   To date, we have collected approximately three billion miles of data through our core data engine. We built our engine from the ground up to realize a structural pricing and cost advantage in auto insurance. We collect our data through the next generation of connected vehicles, mobile and telematics devices to generate what we believe is the most granular and insightful data on driving behavior in the industry. We analyze data such as miles driven, speed, acceleration, hard-braking, cornering, and location to deliver market-leading intelligence. This enables us to provide highly personalized policies at scale and attractive unit economics. We currently deploy behavioral telematics, other than miles driven, in four of the eight states where we operate. We are building a durable competitive advantage through personalization, superior pricing, better fraud detection, approval automation and customer loyalty. The strength of our technological offering has even turned our infrastructure into a source of revenue. We offer our Metromile Enterprise services to a number of leading insurance carriers looking to digitize their platforms.

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Customer-oriented approach with member loyalty.   We leverage our data advantage and technology to offer customers better experiences through our use of mobile technology. We were born as a digital-first entity and have invested meaningfully to develop a seamless mobile and online experience for customers long-underserved by the traditional auto insurance industry. Customers can quickly download and use our app and access our rich feature set, enabling a shorter time to receive a quote. They also receive real-time feedback on fuel consumption and driving behavior, while we are additionally automating claims through our AI enabled platform. We believe these features and customer experience have established member loyalty to our platform and cultivated a strong brand affiliation. As of June 30, 2021, our new policy life expectancy, which is the estimated number of years a customer will remain insured with Metromile based on the historical performance of our book, is 3.0 years, and Metromile’s one-year retention rate on new policies is 68.0%, which is the percentage of customers that remain with Metromile after two policy terms, and is inclusive of all cancellation reasons, whether initiated by the customer or by us. According to the California Department of Insurance, in 2019 in California, which is Metromile’s largest market, Metromile received 13 justified complaints, which was lower than the average number of justified complaints received by the 50 largest automobile carriers in terms of exposure counts (of which Metromile ranked 49th). Each exposure count represents an insured vehicle. In addition, in 2019 in California, Metromile ranked 49 out of 50 in terms of the ratio of justified complaints to exposure counts. In 2020, Metromile decreased its justified complaint count in California by nearly 50%.
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Full-Stack Insurance provider.   In 2016, we became a full-stack carrier, enabling us to recapture economics from third-party providers. We have complete control over the entire process of writing a policy, from underwriting and investment discretion to the back-end processing that drives new customer acquisition and growth, leading to high capital-efficiency. Our premiums can grow with minimal increase in surplus, while mitigating large or tail losses. We partner with some of the leading reinsurers in the industry. We are licensed in 49 states and the District of Columbia, of which we are currently active in eight states. We aim to be a fully national provider of insurance across 49 states and the District of Columbia by 2022.

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Strategic partnerships in new channels.   We are developing strategic partnerships with automotive giants that are helping us to win sustainable market share. Our OEM partners can help us identify low mileage drivers based on the data collected from a newly purchased vehicle and target new customer segments with our product. Access to customers that fit our target demographic who are at a decision point in insurance buying post vehicle purchase is highly valuable and allows us to showcase our unique value proposition to the right customers at the right time. And, by connecting directly to vehicles, these connected car owners can bypass needing our Pulse device. By 2022, we aim to expand the number of our OEM partners to eight (we currently have two). This channel has demonstrated a track record of impressive growth and quality customers and we anticipate millions of leads per year through this channel at a low cost of acquisition.

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World-class talent.   The Metromile team comprises a blend of experienced technology industry executives, the best data scientists and leading insurance industry veterans. Our diverse mix of talent has helped us look at the automotive insurance industry through an alternative lens. We pride ourselves on our unique DNA and fresh outlook. We focus on hiring the best talent from a wide array of backgrounds to provoke diversity of thought and ideas. Our leadership team exemplifies our foundation in data science. Dan Preston first trained as a data scientist and joined Metromile as Chief Technology Officer in 2013 before becoming Chief Executive Officer in 2014. Prior to joining Metromile, Dan was the co-founder and Chief Technology Officer of AisleBuyer, a mobile retail innovator that was acquired by Intuit in April 2012. Outside of key leadership, Metromile has built a tremendous team of technologists, insurance experts and finance veterans culled from companies including Progressive, Salesforce, and PricewaterhouseCoopers to the most innovative startups.

Our Operating Model
Our playbook for developing and growing markets is an iterative, deliberate methodology designed to ensure that all types of consumers, regardless of their “driver class,” receive competitive rates that deliver substantial savings, while pricing to accurately reflect their expected losses. Thus, as a market matures and achieves positive unit economics, we believe our ability to scale and deploy additional capital in that market increases. Our most mature markets have the largest market penetration and strongest unit economics, which is the result of a focused effort to both improve unit profitability and efficiency in Customer Acquisition Cost (“CAC”).
These efforts, in aggregate, have led to year-over-year improvements in direct loss ratio.

Our revenue and gross profit are significantly impacted by our reinsurance program, the terms of which vary from year-to-year. Our reinsurance program includes an upfront policy fee paid to us by the reinsurers for each new policy entering into the program, as a way for us to recover policy acquisition costs. We record this as other revenue in the consolidated statements of operations. We then cede most of the premium earned on that policy to the reinsurance syndicate and earn back a share of the realized profit from the policy, over time, which is also recognized as other revenue.
Because our reinsurance program has varied year-to-year and the onboarding allowance portion of the program results in the recognition of more revenue during periods in which we sell more policies, we have seen a significant variance in our quarterly and annual revenue. Our other revenue and gross profit declined year-over-year, primarily due to the upfront policy fee we received from our reinsurers for new policies sold in 2019 relative to 2020. In the years ended December 31, 2019 and 2020, we had other revenue of $27.0 million and $22.1 million, respectively. Our gross profit declined from $(4.9) million to $(14.1) million for the same period. In the six months ended June 30, 2020 and 2021, we had other revenue of $9.8 million and $26.2 million, respectively. Gross profit decreased from $(5.5) million to $(4.4) million for the same period.
We use reinsurance to reduce the likelihood of paying a large obligation resulting from an insurance claim. Our reinsurance arrangements provide for the transfer of a portion of our risk portfolio to a third-party in exchange for a share of the insurance premium, e.g., we cede a portion of the premium paid per policy. As we cede risk and premium, we not only transfer risk of loss, but are able to underwrite additional policies and generate additional premiums.
Since May 2017, we have proportional reinsurance arrangements protecting our business. Proportional reinsurance means that premium and losses are calculated on a pro rata basis. To date, we have four reinsurance programs and a total of five reinsurance counterparties including Partner Re, Mapfre Re, Cincinnati Insurance Company, Horseshoe Re, and Topsail Re. See also Note 9, Reinsurance, to the Legacy Metromile Audited Financial Statements for information regarding Metromile’s reinsurers and its reinsurance programs. Each program has multiple reinsurance agreements varying based on the number of reinsurance counterparties participating in the respective reinsurance program. The reinsurance arrangements cover policies entering into the reinsurance arrangement during that contract year and continue coverage for a term ranging from six to nine years. During any fiscal year, we may be ceding premium under multiple reinsurance arrangements, which have varying terms.
The reinsurance arrangement includes an upfront policy fee paid by the reinsurers for each new policy entering into the reinsurance program as a way for us to recover policy acquisition costs. This upfront policy fee is renegotiated for each contract year and varies by contract year, relative to our policy acquisition costs. We record this upfront policy fee as other revenue in the consolidated statements of operations. During periods with increased policy sales, the amount recorded to other revenue will also increase, which is a key driver of gross profit. Correspondingly, periods of decreased policy sales will result in a decrease to the amounts recorded to other revenue.
The reinsurance arrangement covering the periods May 1, 2017 to April 30, 2018 and May 1, 2018 to April 30, 2019 covered 85% of our renewal policies and beginning May 1, 2019, the reinsurance arrangements expanded to also include new policies. Thus, since May 1, 2019, we have ceded a larger percentage of our premium than in prior periods, resulting in a significant decrease in our revenues as reported under GAAP. We expect to revise our reinsurance structure towards the end of 2021 into a more simplified structure with a reduced quota share, which over time, will reduce the amount of ceded premium, and we expect will reduce the overall cost of our reinsurance arrangements.
In addition, under the reinsurance agreements effective May 1, 2017 and May 1, 2018, LAE is ceded at a fixed rate of 3% of ceded earned premium. Under the reinsurance agreement effective May 1, 2019, LAE is ceded at a fixed rate of 6% of ceded earned premium and will be revalued effective May 1, 2021. Under the reinsurance agreement effective May 1, 2020, LAE is ceded at a fixed rate of 4.75 — 6.0% of ceded earned premium. For the reinsurance agreements effective May 1, 2017 and May 1, 2018, Metromile receives a 10.2% ceding commission, adjusted up or down based on loss ratios of the ceded business. For the reinsurance agreement effective May 1, 2019, Metromile receives a 10.0% ceding commission. For the reinsurance agreement effective May 1, 2020, Metromile receives a 10.0 — 11.75% ceding commission, adjusted up or down based on loss performance of the ceded business.
Because of the effect that our reinsurance program has on our revenue and gross profit, we believe contribution profit, a non-GAAP financial measure, is a more useful metric to evaluate the fundamentals underlying the profitability of our insurance operation. Contribution profit is calculated as direct earned premium, plus investment income earned at the insurance company, minus direct losses, direct loss adjustment expense, and variable costs associated with the servicing of policies. Contribution margin is contribution profit divided by direct earned premium plus investment income earned at the insurance company. See “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for additional information regarding our use of contribution profit/(loss) and contribution margin and a reconciliation to the most comparable GAAP measures.
While our gross margin declined from (9.3)% for the year ended December 31, 2019 to (40.3)% for the year ended December 31, 2020, our contribution margin has steadily improved as our investments in technology and operations have been realized. Gross margin increased from (33.8)% for the six months ended June 30, 2020 to (9.6)% for the six months ended June 30, 2021.

Our average new customer lifetime as of year-end 2020 was estimated to be 3.4 years and our contribution margin was 12%. For a new customer, the one-year retention ratio at year-end 2020 was 69.4%, which is inclusive of all cancellation reasons, whether initiated by the customer or by us.
Metromile’s Growth Strategy
Scale our position in existing markets.   We have an established presence in our existing markets — eight states in the United States that represent approximately 30% of the market for drivers. Our data engine is helping us to continuously learn more about our customers and their driving behaviors, which allows us to improve price competitiveness in new segments. As our data aggregates over time, we become more sophisticated in our pricing, analysis and predictions while our competitors remain broadly stagnant. Our financial profile improves as we scale and refine our local market knowledge. This improved financial profile frees up more capital to invest in furthering our technical advantages and growing our customer base.
Expand nationally across the United States.   We will apply our highly replicable model of “active-on” nationally, with a tailored approach to each state, driven by the regulatory environment and local market dynamics. This will allow us to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state. We aim to be in 21 states by the end of 2021 and 49 states and the District of Columbia by the end of 2022. We do not yet have visibility on whether or not these 41 new markets will permit the use of behavioral telematics data to offer polices and premiums based on driving habits in addition to miles driven. As we expand into new markets, when appropriate, we plan to engage in discussion with state insurance regulators to expand our ability to use behavioral telematics, which we expect will evolve over time. Our data platform will continue to inform new and existing markets as we successfully scale.
Scale partnerships & key channels.   Our existing channels have been continually optimized for lower CAC and heightened throughput. We market through a variety of channels, including direct-to-consumer advertisements, display, search, and social media marketing, search engine optimization, and customer referrals. Our products are customer-centric with an overall NPS of 56, and we benefit greatly from word-of-mouth marketing.
In addition to the existing growth engine, we have adopted new channels. First, we pioneered the Ride Along tool through our mobile app, which has helped us radically increase our quote purchasing — in the recent period since its launch, 11% of our abandoned quotes have tried Ride Along, while we enjoy a 25% referral rate in this channel and a 20% conversion rate.
Second, we have developed strategic partnerships with key players in the automotive industry. Through our relationships with OEM partners, we expect considerable success in growing our customer base, as we can effectively and accurately target low-mileage drivers. We estimate that this channel can deliver over one million leads per year at a low cost of acquisition.
Scale our Enterprise Software business.   The investments we have made in our platform to develop key economic advantages have turned a traditional cost center into a source of accelerated value creation. We offer Enterprise Software and related services to other leading insurance carriers who want to leverage our technology to improve their operating performance. Enterprise customers can dramatically improve their loss adjustment expenses and losses due to fraud by using our solution. Our holistic set of services include fraud detection, digital customer portal, process automation and telematics enablement. Launched in 2019, Metromile Enterprise is scaling to be a substantial contributor to our financial results.
Cross-sell with new products and services.   With active and loyal customers, we intend to build on that foundation to offer an expanded product offering. We believe that there is a compelling cross-sell opportunity for other insurance services including homeowners insurance, and renters insurance, and car maintenance. Through a mix of strong partners and new internal product development, we expect to bring these products to market in an intuitive manner, consistent with the experience Metromile customers expect from us.
Investments
Our portfolio of investable assets is primarily held in cash, short-term investments, and available-for-sale fixed maturity securities, including U.S. Treasury securities, corporate debt securities, commercial paper, and asset backed securities. We manage the portfolio in accordance with investment policies and guidelines approved by our Board, in consultation with legal counsel and as may be required to be approved by applicable regulatory authorities.

We have designed our investment policy and guidelines to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations setting guidelines that provide for a well-diversified investment portfolio that is compliant with insurance regulations applicable to the states in which we operate.
Competition
We operate in a highly competitive segment of the insurance industry. Many of our primary and direct competitors have well-established national brands, a longer operating history, and market similar products, including at prices comparable to ours. Our competitors include large national insurance companies such as Progressive, Allstate, and Nationwide, as well as up-and-coming companies and new market entrants in the InsurTech industry, some of whom also utilize telematics and offer forms of usage-based insurance. Several of these established national insurance companies are larger than us and have significant competitive advantages over us, including increased name recognition, greater resources, access to additional capital, and more types of insurance coverage to offer the consumer, such as renters, homeowners, health and life, than we currently do. In particular, many of these competitors offer consumers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. We do not offer such “bundles” and are specialized in one type of insurance — personal automotive insurance. Moreover, as we expand into new lines of business and offer additional products, we could face intense competition from traditional insurance companies that are already established in such markets.
Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, size, and financial strength ratings, among other considerations. We believe we compete favorably across many of these factors, and have developed a platform and business model based on data science, artificial intelligence, machine learning and a stand out customer experience that we believe will be difficult for incumbent insurance providers to emulate and utilize like we have.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and electronic and physical security measures to establish and protect our proprietary rights. Though we rely in part upon these legal, contractual, and other protections, we believe that factors such as the skill and ingenuity of our employees and the functionality and frequent enhancements to our platform are large contributors to our success in the marketplace. We intend to pursue additional intellectual property protection on such enhancements to the extent we believe it would be beneficial and cost-effective.
As of January 31, 2021, we have five issued patents and three pending patent applications in the United States. The issued patents generally relate to determining the route and parking location of a vehicle, recording trip data associated with a vehicle, and estimating the usage of a vehicle based on refueling events. The issued patents are expected to expire between September 1, 2035 and January 11, 2036. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States. We also have registered domain names for websites that we use in our business.
Although we believe our intellectual property rights are valuable and strong, intellectual property rights are sometimes subject to invalidation or circumvention. For additional information, see the sections titled “Risk Factors — Risks Related to Our Business — Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.”
Employees and Human Capital Resources
As of February 28, 2021, we had 259 full-time employees. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.
Facilities
Our corporate headquarters are located in San Francisco, CA, and consist of 26,164 square feet under a lease agreement that expires in April 2030. We maintain additional offices in Tempe, Arizona and Boston, Massachusetts. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities, some of which, to date, have related to fraudulent insurance claims made against us. We are not presently a party to any extra contractual or non-claim related litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Available Information
Our website address is www.metromile.com. We make available, free of charge through the Investor Relations portion of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus.

REGULATION
Insurance Regulation
Metromile is subject to insurance regulation in the jurisdictions in which we transact insurance through licensed insurance carrier and producer subsidiaries. Insurance regulatory authorities have broad administrative powers to regulate all aspects of an insurance carrier or producer’s business, including the powers to restrict or revoke licenses to transact business, and to levy fines and monetary penalties against insurers and insurance producers found to be in violation of applicable laws and regulations. Regulations to which the licensed insurance carrier and producer subsidiaries are subject include, but are not limited to:
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prior approval of transactions resulting in a change of “control” (as such term is defined under the Insurance Holding Company System Registration Act of Delaware (the “Delaware Holding Company Act”));

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prior approval of transactions resulting in a change of “control” (as such term is defined under the Insurance Holding Company System Regulatory Act of California (the “California Holding Company Act”));

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state-mandated premium rebates, refunds, or reductions as a result of potentially lower risk exposure due to the Coronavirus pandemic and related emergency orders;

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approval of policy forms and premiums in each state in which the insurance carrier operates;

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approval of intercompany service agreements in Delaware and California;

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statutory and risk-based capital solvency requirements, including the minimum capital and surplus the insurance carrier must maintain pursuant to applicable laws and the CMA entered into as required by the Delaware Department of Insurance described above;

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establishing minimum reserves that the insurance carrier must hold to pay projected insurance claims;

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required participation by the insurance carrier in state guaranty funds;

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restrictions on the type and concentration of the insurance carrier’s investments;

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restrictions on the advertising and marketing of insurance;

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restrictions on the adjustment and settlement of insurance claims;

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restrictions on the use of rebates or other consideration to induce a policyholder to purchase insurance;

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restrictions on the sale, solicitation, and negotiation of insurance;

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restrictions on the sharing of insurance commissions and payment of referral fees with unlicensed persons;

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prohibitions on the underwriting of insurance on the basis of race, sex, religion, and other protected classes;

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restrictions on disparate treatment of similarly situated applicants and policyholders;

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restrictions on the ability to use telematics to underwrite and price insurance policies, particularly in California;

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restrictions on the use and weight of certain underwriting factors;

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restrictions on the ability of the insurance carrier to pay dividends to us or enter into certain related party transactions without prior regulatory approval;

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rules requiring the maintenance of statutory deposits for the benefit of policyholders;

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privacy regulation and data security;

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regulation of corporate governance and risk management;

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periodic examinations of operations, finances, market conduct, and claims practices; and

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required periodic financial reporting.

The business of insurance is principally regulated at the state level, and the laws and regulations to which the licensed insurance carrier and producer subsidiaries are subject vary depending on the state. Unless the context otherwise requires, references herein to “state” include any of the 50 states, the District of Columbia and the five U.S. territories. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. The NAIC and the National Council of Insurance Legislators (“NCOIL”) are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of the insurance carrier and producer subsidiaries. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.
Required Licensing
The U.S. insurance carrier, Metromile Insurance Company, is domiciled and admitted in the state of Delaware to transact certain lines of property and casualty insurance. In addition to Delaware (the domiciliary state) and California (currently, a commercial domicile for the insurance carrier), Metromile Insurance Company maintains licenses to transact insurance in all states except Tennessee, and currently writes policies in Arizona, California, Illinois, Oregon, New Jersey, Pennsylvania, Virginia, and Washington. No additional license applications are currently pending.
The licensed insurance producer subsidiary, Metromile Insurance Services LLC, must maintain an insurance producer license in every state in which it sells, solicits, or negotiates insurance. Metromile Insurance Services LLC currently holds a resident insurance producer license in California and a non-resident license in Arizona, Illinois, New Jersey, Oregon, Pennsylvania, and Virginia. No additional license applications are currently pending.
Insurance regulators have broad authority to restrict or revoke licenses of insurance carriers and producers who are found to be in violation of any applicable laws and regulations.
Licensing of Our Employees
Unless directly employed by the insurance carrier, any of our employees who sell, solicit, or negotiate insurance must be licensed insurance producers and must fulfill pre-licensing and annual continuing education and license renewal requirements. In certain states in which we operate, insurance claims adjusters are also required to be licensed and fulfill annual continuing education requirements.
Insurance Holding Company Regulation
We are a member of an “insurance holding company system” under the Delaware Holding Company Act and the California Holding Company Act as the parent company of a wholly owned regulated insurance subsidiary. Under the insurance holding company system rules and regulations, Metromile Insurance Company is required to register with the insurance departments of Delaware and California and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management, or financial condition of Metromile Insurance Company. Although the insurance carrier is currently commercially domiciled in California and therefore subject to certain provisions of the California Holding Company Act, this is not necessarily a permanent designation. The insurance carrier will remain commercially domiciled in California only for so long as during its three preceding fiscal years taken together it wrote an average of more direct premiums in California than it wrote in Delaware during the same period, and the California direct premiums written constitute 33 percent or more of its total direct premiums written everywhere in the U.S. for that three-year period.

As the ultimate controlling person in our insurance holding company system, we are required to file an annual enterprise risk report pursuant to both the Delaware Holding Company Act and the California Holding Company Act. The report discloses, among other things, any material activities or developments that could adversely affect the insurance holding company system and/or the domestic insurance carrier specifically. In some states, any person divesting control of an insurer must provide thirty (30) days’ written notice to the regulator and the insurer. In addition, most states require insurance holding company systems to make annual corporate governance disclosures.
Under the Delaware Holding Company Act and the California Holding Company Act, all inter-affiliate transactions within a holding company system must meet the following conditions: (i) the terms must be fair and reasonable; (ii) charges or fees for services performed must be fair and reasonable; and (iii) expenses incurred and payments received must be allocated to the insurer in conformity with customary insurance accounting practices consistently applied. The regulators in California and Delaware, respectively, often interpret these requirements differently, which can lead to delays in approval of affiliate agreements and unexpected terms or conditions. The insurance carrier generally must disclose any transaction between the insurance carrier and any other affiliate(s) to the insurance departments of Delaware and California and the insurance carrier must obtain prior approval from each such regulator before entering into certain material inter-affiliate transactions, including, but not limited to, management agreements, tax allocation agreements, service contracts, cost-sharing arrangements, extraordinary dividends, certain reinsurance transactions, and certain loan agreements.
Change of Control of the Insurance Carrier
Pursuant to both the Delaware Holding Company Act and the California Holding Company Act, a person must either (a) seek regulatory approval from the Commissioner of both states prior to acquiring direct or indirect “control” of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer, or (b) obtain an exemption from such requirement from the relevant Commissioner if the transaction does not result in the actual change of “control” as defined in the state’s Holding Company Act. Because of the nature of the transaction described herein, the stockholders before and after the transaction, the continuity of management, and the fact that there will be no new owners of ten percent or more of the voting securities of the insurer, we applied for an exemption of this transaction from the Form A process in both Delaware and California, on the basis that this transaction does not effect a change in control. Delaware granted the exemption and approved the transaction in writing on January 21, 2021, including the execution of the CMA described above as a condition for approval.
The California Department of Insurance denied the application for an exemption, and we filed a Form A application in California. The entity acquiring control (as well as any controlling stockholders of such entity) were required to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors, and controlling stockholders of each applicable entity. Under the California Holding Company Act, the Commissioner of the California Department of Insurance could have disapproved the transaction if the Commissioner found any of the following: (i) after the change of control Metromile Insurance Company could not satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the purchases, exchanges, mergers, or other acquisitions of control would substantially lessen competition in insurance in California or create a monopoly therein; (iii) the financial condition of an acquiring person might jeopardize Metromile Insurance Company’s financial stability, or prejudice the interests of its policyholders; (iv) the plans or proposals that the acquiring person has to liquidate the insurer, to sell its assets, or to merge it with any person, or to make any other major change in its business or corporate structure or management, are not fair and reasonable to policyholders; or (v) the competence, experience, and integrity of those persons who would control the operation of Metromile Insurance Company indicate that it would not be in the interest of policyholders or the public to permit them to do so. The California Department of Insurance approved the Form A Application in writing on January 26, 2021.
Both the Delaware Holding Company Act and The California Holding Company Act provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This disclaimer of control is different than the Form A exemption referenced above A person may rebut this statutory presumption of control by submitting a disclaimer of affiliation with the respective insurance department, disclosing all material relationships and bases for affiliation between the person and the insurer as well as the basis for disclaiming such affiliation. The state regulators, however, may also find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.
These change of control regulations may dissuade investors from acquiring a controlling stake in our company, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire another insurance company should we wish to do so in the future. See the section titled “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Applicable insurance laws may make it difficult to effect a change of control.”
ORSA
Pursuant to the ORSA Model Act, an insurance company with direct written and unaffiliated assumed premium of more than $500.0 million or that is part of an insurance group with direct written and unaffiliated assumed premium of more than $1.0 billion must maintain a risk management framework to assist the insurer with identifying, assessing, monitoring, managing, and reporting on its material and relevant risks. In addition, the insurer must regularly conduct an “own risk and solvency assessment” in accordance with NAIC’s ORSA Guidance Manual. Upon the request of the Commissioner of the Delaware Department of Insurance, and not more than once a year, any insurer subject to these requirements must submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. Metromile Insurance Company was exempt from these requirements in 2019 and 2020 since it had direct written and unaffiliated assumed premium of less than $500.0 million for that year, but at some point Metromile Insurance Company could become subject to the ORSA requirements.
Restrictions on Paying Dividends
We are a holding company that transacts a majority of its business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations depends on the results of operations of our operating subsidiaries and on the ability of such subsidiaries to provide us with cash, whether in the form of dividends, distributions, loans, or otherwise. The payment of any extraordinary dividend by our regulated insurance subsidiary requires the prior approval (or no disapproval after thirty days’ notice) of the Commissioner of the Delaware Department of Insurance and the Commissioner of the California Department of Insurance.
“Extraordinary dividend” is defined under the Delaware Insurance Code as any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten percent of Metromile Insurance Company’s surplus as of December 31 of the preceding year, or (b) Metromile Insurance Company’s net income for the twelve-month period ending December 31 of the preceding year, but does not include pro rata distributions of any class of the insurance company’s own securities. In addition, Metromile Insurance Company may not declare or pay a dividend or other distribution from any source other than earned surplus without the Delaware Commissioner’s prior approval.
“Extraordinary dividend” is similarly defined under the California Insurance Code as any dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten percent of Metromile Insurance Company’s policyholder’s surplus as of December 31 of the preceding year, or (2) Metromile Insurance Company’s net income for the 12-month period ending the preceding December 31.
As of December 31, 2020, and March 31, 2021, Metromile Insurance Company was not permitted to pay any dividends to its holding company parent without approval of the Commissioner of the Delaware Department of Insurance. See the section titled “Risk Factors — Risks Related to Our Business — Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.”

In addition, insurance regulators have broad powers to prevent a reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. Delaware and/or California may in the future adopt statutory provisions more restrictive than those currently in effect.
Reserves
Metromile Insurance Company is required to hold admitted assets as reserves to cover projected losses under its policies, in accordance with actuarial principles. In accordance with the NAIC’s property and casualty statement instructions, Metromile Insurance Company must submit an annual Statement of Actuarial Opinion from a qualified actuary appointed by the company, certifying that its reserves are reasonable. The insurance departments of Delaware and California have the authority to dispute the reasonableness of the reserves certified by the actuary.
Risk-Based Capital
Metromile Insurance Company is required to maintain minimum levels of risk-based capital to support its overall business operations and minimize the risk of insolvency. State insurance regulators use risk-based capital to set capital requirements, based on the size and degree of risk taken by the insurer, taking into account various risk factors including asset risk, credit risk, underwriting risk, and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory scrutiny and intervention.
Delaware adopted the model legislation promulgated by the NAIC pertaining to risk-based capital, and requires annual reporting by Delaware-domiciled insurers to confirm that the insurer is meeting its risk-based capital requirements. Delaware-domiciled insurers falling below a risk-based capital threshold may be subject to varying degrees of regulatory action. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. When total adjusted capital falls below 70%, a mandatory control event is triggered which results in the Delaware Department of Insurance placing the insurance company in receivership and assuming control of the operations of the insurer. As of September 2020, Metromile Insurance Company’s risk-based capital levels are above all of these regulatory action level thresholds. As part of its regulatory review and approval of this transaction, the Delaware Department of Insurance required us to enter into a Capital Maintenance Agreement (the “CMA”). The CMA requires us to ensure that the regulated insurance subsidiary, Metromile Insurance Company, has and will maintain total adjusted capital in an amount equal to at least 300% of the insurance company’s authorized control level risk based capital from the close of the transaction until a date to be determined by the regulator in mid-2025. Being required to maintain capital levels above the statutory requirement could put constraints on our ability to deploy capital to which our competitors are not subject.
Hazardous Financial Conditions
The Delaware Department of Insurance has the authority to deem Metromile Insurance Company to be in a hazardous financial condition such that the insurer’s continued operation may be hazardous to its policyholders, creditors, or the general public. A finding of a hazardous condition can be based upon a number of factors, including, but not limited to: (i) adverse findings in a financial, market conduct or other examination; (ii) failure to maintain adequate reserves in accordance with presently accepted actuarial standards of practice; (iii) net loss or negative net income in the last twelve month period or any shorter period of time; (iv) failure to meet financial and holding company filing requirements; (v) insolvencies with a company’s reinsurer(s) or within the insurer’s insurance holding company system; (vi) a finding of incompetent or unfit management of the insurer; (vii) a failure to furnish requested information or provide accurate information in relation to a response to an inquiry or filing of a financial statement; and (viii) any other finding determined by the commissioner to be hazardous to the insurer’s policyholders, creditors or the general public.

If the Delaware Department of Insurance finds Metromile Insurance Company to be in hazardous condition it has the authority, in lieu of placing the insurer into supervision, rehabilitation or liquidation, to enter into a memorandum of understanding with the insurer or issue an order to require the insurer to remedy the hazard. This would include, but is not limited to, ordering the insurer to: (i) increase its capital and surplus, (ii) suspend payment of dividends, (iii) limit or withdraw from certain investments, (iv) correct corporate governance deficiencies, and (v) take any other action necessary to cure the hazardous condition.
Periodic Examinations
Metromile Insurance Company is subject to on-site and remote or virtual visits and examinations by the state insurance regulatory authorities. Metromile Insurance Company is subject to market conduct examinations by insurance regulators, under which the regulator will examine its conduct towards policyholders including, but not limited to, complaint handling, marketing, claims, rate and form filing, nonrenewal and cancellation practices, and customer service. Metromile Insurance Company is also subject to a financial examination by the Delaware Department of Insurance every five years, under which it will review the company’s financials, including its relationships and transactions with affiliates. Metromile Insurance Company completed its first financial examination, covering the period January 1, 2013 through December 31, 2017, by the Delaware Department of Insurance, which was accepted, adopted, and filed effective January 22, 2019, with “no significant findings or material adjustments to the Company’s financial statements” (the “2017 Examination”). In addition, the Delaware Department of Insurance may conduct special or targeted examinations to address particular concerns or issues at any time. Specifically, by memorandum dated December 3, 2018, the Delaware Department of Insurance identified several exceptions that were noted during the course of the 2017 Examination which were not deemed significant enough to be included in its January 22, 2019 report. As a follow-up to the memorandum, the Delaware Department of Insurance conducted two targeted examinations to which Metromile Insurance Company provided responses that were accepted by the regulator. Insurance regulators of other states in which Metromile Insurance Company is licensed may also conduct examinations of the company, and such examinations have been completed by Illinois, Pennsylvania, Virginia, and Washington. Additionally, there is an ongoing examination by the California Department of Insurance. The results of each examination can give rise to fines and monetary penalties as well as regulatory orders requiring remedial, injunctive, or other corrective action.
Statutory Accounting Principles
A licensed insurance carrier’s financial statements must be completed in accordance with statutory accounting principles, or SAP. SAP was developed by U.S. insurance regulators as a method of accounting used to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction.
Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. Other assets such as goodwill are accounted for under GAAP financial statements but not SAP. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.
Credit for Reinsurance
Metromile Insurance Company is currently a party to a number of reinsurance agreements under which it has ceded a portion of the risk it is insuring to various reinsurers. State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the credit for reinsurance laws of the ceding insurer’s state of domicile. Once an insurance carrier has received credit for reinsurance it does not need to hold separate admitted assets as reserves to cover claims on the risks that it has ceded to the reinsurer. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Metromile Insurance Company’s reinsurers, and the related reinsurance and other agreements, qualify for credit for reinsurance so that Metromile Insurance Company is able to take full financial statement credit for its reinsurance.
Rate Regulation
Most states require personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state’s regulatory authority. In certain cases, such rating plans, policy forms, or both must be approved prior to use.
We currently have products on file and approved in the following states: Arizona, California, Illinois, Oregon, New Jersey, Pennsylvania, Virginia, and Washington.
The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file. In states having prior approval laws, the regulator must approve a rate before the insurer may use it, and this process can often take multiple months. In states having file-and-use laws, the insurer does not have to wait for the regulator’s approval to use a rate, but the rate must be filed with the regulatory authority before being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Many states, including California, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.
An insurer’s ability to adjust its rates in response to competition or to changing costs depends on an insurer’s ability to demonstrate to the regulator that its rates or proposed rating plan meet the requirements of the rating laws. In those states that significantly restrict an insurer’s discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer’s ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.
From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. In particular, auto insurers have come under increasing pressure and in some states have been required to refund a portion of their premium to their policyholders due to decreasing auto claims arising from the COVID-19 pandemic. Whether this pressure continues to exist depends on the persistence of COVID-19 generally, and on other political, social, and health issues that may arise. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict with precision the impact on our business of possible future legislative and regulatory measures regarding insurance rates.
In addition, insurers are restricted in their ability to use telematics-based data to set premium rates in California, Metromile’s largest market. Proposition 103, which was passed by referendum in 1988, limits the factors that insurers can use to set auto insurance rates to, in decreasing order of importance: (i) the insured’s driving safety record; (ii) the number of miles he or she drives annually; (iii) the number of years of driving experience the insured has had; and (iv) those other factors that the Commissioner of the California Department of Insurance may adopt by regulation and that have a substantial relationship to the risk of loss. Under current California regulation, the use of telematics-based data beyond miles driven, including when, where or how the car is driven, is prohibited. In addition, other states in which Metromile operates, or may choose to operate in the future, similarly limit the use of telematics-based data beyond miles driven. Metromile Insurance Company is currently in discussions with the California Department of Insurance to revise its regulations to allow the use of telematics to a greater extent to underwrite and price insurance policies. Metromile cannot predict the outcome of these discussions, and there can be no assurance that the California Department of Insurance or other state regulators will revise regulations accordingly, if at all.

Insolvency/Guaranty Funds and Associations, Mandatory Pools, and Insurance Facilities
Most states require admitted property and casualty insurance companies to become members of insolvency or guaranty funds or associations for impaired or insolvent insurance companies, which each state funds through an annual assessment on all insurance companies doing business in the state. These funds cover payments of claims of state policyholders whose admitted insurance carriers have become insolvent. The annual assessments required in any one year will vary from state to state, and are subject to various maximum assessments per line of insurance. Our results of operations and financial condition could be adversely affected by any such assessments.
In addition, most states require private passenger automobile insurers to participate in mandatory pools, insurance facilities, or similar markets of last resort. These pools allocate to all licensed auto insurers those drivers who are required by law to have automobile insurance but because of their risk profile cannot obtain coverage from the voluntary markets. Allocations are based on market share in each state.
Investment Regulation
Metromile Insurance Company is subject to Delaware’s rules and regulations governing the investment of its assets. Delaware’s laws generally require that an insurance company invest in a diverse portfolio, and limit its investments in certain asset categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, Metromile Insurance Company would be required to dispose of those investments.
Trade Practices
Insurance companies and producers are subject to regulation on how they may sell, solicit, or negotiate insurance and conduct their business, with state laws prohibiting certain unfair trade practices. Such practices include, but are not limited to, false advertising, making false statements to regulators, unfair discrimination including against protected classes, and rebating premium to policyholders above certain de minimis amounts. Metromile and its affiliates set business conduct policies and provide training to ensure employee-agents and other customer service personnel are aware of these prohibitions and understand that they are required to conduct their activities in compliance with these laws. In addition, the NAIC and several states, including California, Connecticut, and New York, have indicated an increased desire and intent to examine scoring and other models used for rating and underwriting. We are not currently able to predict with precision what impact these laws, initiatives, or actions in this respect might have on our business.
Unfair Claims Practices
Insurance companies, third-party administrators, and individual claims adjusters are generally prohibited by state laws from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions, failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, failing to adopt reasonable standards for the investigation and settlement of a claim, and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Metromile and its affiliates set business conduct policies to make claims adjusters aware of these prohibitions and to require them to conduct their activities in compliance with these laws.
Commission Sharing
Insurance producers cannot share insurance commissions with any person for selling, soliciting, or negotiating insurance unless such person holds an insurance producer license. There is a well-recognized, limited exception to this prohibition on commission sharing for the payment of referral fees to unlicensed persons, provided that the fee is a flat fee that is not contingent on the purchase of insurance and the referral does not involve the discussion of the terms or conditions of the policy.
Data Privacy
The use of non-public personal information in the insurance industry is subject to regulation under the privacy provisions of the Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Act,

to the extent adopted and implemented by the various state legislatures and insurance regulators, including through the California Financial Information Privacy Act. Pursuant to these laws and regulations, among other things, an insurance carrier or producer must disclose its privacy policies to all of its applicants and policyholders and must also provide either an opt-in or opt-out, depending on the state, to the sharing of non-public personal information with unaffiliated third parties.
We are also subject to the CCPA, which took effect on January 1, 2020, and its implementing regulations which took effect in August 2020. The CCPA and related regulations give California residents the right to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed disclosures about how their personal information is used and shared. The CCPA exempts certain information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, or the federal Driver’s Privacy Protection Act, which also apply to us. However, the definition of “personal information” in the CCPA is broad and encompasses other information that we process beyond the scope of these exemptions. In addition, on November 3, 2020, Californians approved Proposition 24, a ballot measure that created the California Privacy Rights Act (CPRA). As of January 1, 2023, the CPRA will add new obligations on Metromile Insurance Company’s use, protection, and disclosures regarding personal information. We are not currently able to predict with precision what impact these laws and regulations might have on our business.
Cybersecurity
Under the Gramm-Leach-Bliley Act, insurance companies and producers must also establish a program of administrative, technical, and physical safeguards designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of customer information, and protect against unauthorized access to or use of customer information that could result in substantial harm or inconvenience to the customers.
Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider and adopt new cybersecurity regulations. On October 24, 2017, the NAIC adopted the Insurance Data Security Model Law, intended to serve as model legislation for states to enact to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Iowa, Louisiana, Maine, Michigan, Mississippi, New Hampshire, North Dakota, Delaware, Indiana, South Carolina and Virginia, have adopted versions of the Insurance Data Security Model Law, each with a different effective date and some substantive differences. In addition, certain other states, including New York, have adopted their own cybersecurity laws with material differences from the NAIC Model Law. The CCPA also indirectly requires businesses to implement and maintain reasonable security procedures and practices appropriate to the nature of the personal information processed. Metromile Insurance Company takes steps to comply with financial industry cybersecurity regulations and believes it complies in all material respects with their requirements. Its board of directors oversees cybersecurity risk management and delegates oversight of its information security program to executive officers and a chief information security officer, who is responsible for the day-to-day management of our information security program and provides updates to the audit committee of the board of directors at each of its meetings. Metromile Insurance Company’s incident response team reports material information security incidents to executive officers, who in turn report them to the Board.
Federal Regulation
The regulation of insurance companies is principally a matter of state law, and the federal government does not directly regulate the transaction of insurance. However, federal statutes, regulations, and other initiatives do have an impact on the insurance industry. In particular, the Federal Insurance Office (FIO) was established within the U.S. Department of the Treasury (“Treasury”) by the Dodd-Frank Act in July 2010 to monitor and coordinate the regulation of the insurance industry across the United States.
Although the FIO has limited direct regulatory authority over insurance companies or other insurance industry participants, it does represent the U.S. on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (“IAIS”). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the Treasury with administration of the Terrorism Risk Insurance Program, monitors trends in the insurance industry, and advises the secretary of the Treasury on important national and international insurance matters. The FIO has the ability to make a recommendation to the Financial Stability Oversight Council to designate an insurer as “systemically significant,” subjecting the insurer to regulation by the Federal Reserve as a bank holding company, which could lead to higher capital requirements.
In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws, false advertising laws, anti-money laundering laws, the FCRA, and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”). OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

INTERESTS OF LEMONADE DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS
As of the date of this proxy statement/prospectus, Lemonade directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other Lemonade stockholders generally.
Lemonade’s “named executive officers” are:
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Daniel Schreiber, Co-Founder, Co-Chief Executive Officer, Chairman of the Board;

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Shai Wininger, Co-Founder, Co-Chief Executive Officer, President, Secretary and Director;

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Tim Bixby, Chief Financial Officer;

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Adina Eckstein, Chief Operating Officer;

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John Peters, Chief Insurance Officer; and

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Jorge Espinel, Chief Business Development Officer.

Lemonade’s “directors” are:
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Daniel Schreiber;

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Shai Wininger;

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Joel Cutler;

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Michael Eisenberg;

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Irina Novoselsky;

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Silvija Martincevic; and

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Caryn Seidman-Becker.

INTERESTS OF METROMILE DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS
Interests of the Company’s Directors and Executive Officers in the Merger
In considering the recommendations of the Metromile board of directors with respect to the mergers, Metromile’s stockholders should be aware that the directors and executive officers of Metromile have certain interests, including financial interests, in the mergers that may be different from, or in addition to, the interests of Metromile’s stockholders generally. The Metromile board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement, and in making its recommendation that Metromile’s stockholders adopt the merger agreement. See the section of this proxy statement entitled “The Merger — Background of the Merger” and the section of this proxy statement entitled “The Merger — Recommendation of the Metromile Board of Directors; Metromile’s Reasons for the Merger.” These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.
Treatment of Metromile Equity Awards
Stock Options.   Except as set forth in the immediately following sentence, each Metromile stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the first effective time will, as of the effective time, be assumed by Lemonade and automatically converted into a stock option to acquire a number of shares of Lemonade common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares subject to the Metromile stock option and (ii) the exchange ratio, with an exercise price per share of Lemonade common stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price of the Metromile stock option divided by (B) the exchange ratio. Each outstanding and unexercised Metromile stock option held by any individual who was not employed by or providing services to Metromile as of November 8, 2021, will, as of the effective time, be converted into the right to receive an amount in cash, without interest, equal to the Option Consideration. Any such Metromile stock option that has an exercise price per share that is greater than or equal to the per Metromile share cash consideration will be cancelled for no consideration.
Aside from the foregoing adjustments, each Metromile stock option assumed by Lemonade will generally remain subject to the same vesting and other terms and conditions that applied to such award immediately prior to the effective time.
Restricted Stock Unit Awards.   Except as set forth in the immediately following sentence, each Metromile RSU award that is outstanding immediately prior to the effective time will, as of the effective time, be assumed by Lemonade and automatically converted into a Lemonade RSU award covering a number of shares of Lemonade common stock equal to (i) the number of shares of Metromile common stock underlying such Metromile RSU award multiplied by (ii) the exchange ratio. Each outstanding Metromile RSU award held by Metromile’s non-employee directors and each Metromile RSU award that is outstanding and vests based on the achievement of one or more performance criteria will be cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to the RSU Consideration. For purposes of the foregoing, the determination of actual performance with respect to any performance-based Metromile RSU awards and the number of shares underlying the Metromile RSU award that vest as of the effective time as a result of such performance will be made by Metromile prior to the effective time in accordance with the terms and conditions of the applicable award agreement.
Aside from the foregoing adjustments, each Metromile RSU award that is assumed by Lemonade will generally remain subject to the same vesting, settlement and other terms and conditions that applied to such awards immediately prior to the effective time.
In connection with the execution of the merger agreement, David Friedberg, one of Metromile’s former non-employee directors, entered into a side letter with Metromile with respect to his outstanding time-based Metromile RSU award pursuant to which the aggregate number of shares that are eligible to vest under such award shall be reduced to 150,000 shares (with the balance of unvested shares forfeited and cancelled for no consideration effective as of December 6, 2021). Mr. Friedberg voluntarily resigned from the Metromile board of directors effective December 23, 2021, and will not receive any consideration in connection with the mergers.

Quantification of Payments.   As described above, all Metromile RSU awards held by our non-employee directors will vest and be settled for the per Metromile share cash consideration (in the case of any performance-based Metromile RSU awards, based on actual performance), and as described further below, all or a portion of the equity awards held by our executive officers that are assumed by Lemonade will vest if the executive officer incurs a termination of employment by Lemonade without cause or resigns for good reason (each of which we refer to as a “qualifying termination”) during a specified period of time following the effective time. For an estimate of the amounts that would be payable to each of Metromile’s named executive officers on settlement of their unvested Metromile equity awards in connection with a qualifying termination, see “— Quantification of Payments and Benefits to Metromile’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Metromile’s three executive officers who are not named executive officers upon vesting of their unvested Metromile equity awards if the mergers were consummated on December 28, 2021 and they were to experience a qualifying termination on that date is $2,108.369. The estimated aggregate amount that would be payable to Metromile’s five non-employee directors for their unvested Metromile equity awards if the effective time occurred on December 28, 2021 is $464,078.
Employment Agreements with Executive Officers
Each of Daniel Preston, Metromile’s Chief Executive Officer and Regi Vengalil, Metromile’s Chief Financial Officer is party to an employment agreement with Metromile that provides for enhanced severance benefits in the event of a qualifying termination within three months prior to or within twelve months following a change in control. The mergers will constitute a change in control for purposes of these employment agreements.
The employment agreements provide that, upon a qualifying termination, Messrs. Preston and Vengalil would be entitled to:
•
cash severance equal to 18 months of base salary and 12 months of base salary, respectively, payable in installments in the form of continuation of base salary payments;

•
payment of the cost of health care coverage in effect at the time of termination of employment for a period of 18 months and 12 months, respectively, of the executive officer’s premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985 (which we refer to as “COBRA”) to continue such coverage; and

•
accelerated vesting of any then-unvested time-based Metromile RSU awards.

Payments and benefits under each of the employment agreements are subject to the applicable executive officer’s execution and non-revocation of a general release of claims in favor of Metromile.
In connection with the execution of the merger agreement, Mr. Preston entered into an offer letter with Lemonade that supersedes and replaces his offer letter with Metromile. See “— New Compensation Arrangements with Lemonade” for additional information.
The estimated aggregate amount that would be payable to Mr. Vengalil under his employment agreement if the mergers were to be completed and Mr. Vengalil was to experience a qualifying termination on December 28, 2021 is $2,283,490.
Retention Program
Two of Metromile’s executive officers who are not named executive officers are eligible to receive retention benefits from Lemonade following the consummation of the mergers consisting of a lump sum cash payment equal to six months’ of base salary, payable (as applicable) upon the occurrence of the effective time, three months following the effective time, or on December 31, 2022, subject to continued employment.
The estimated aggregate amount that would be payable to Metromile’s two executive officers who are not named executive officers under their respective retention agreements (assuming for this purpose that the mergers are completed on December 28, 2021) is $300,000.

Severance Program
In connection with the execution of the merger agreement, the Metromile board approved a severance program (which we refer to as the “Metromile Severance Program”), pursuant to which Metromile employees, including executive officers, will be eligible to receive certain severance payments and benefits upon qualifying termination, in each case, within the 12-month period following the date on which the effective time occurs.
Each of Metromile’s executive officers other than Mr. Preston and Mr. Vengalil is eligible to participate in the Metromile Severance Program, and upon a qualifying termination during the 12-month period following the date on which the effective time occurs would be eligible to receive the following:
•
severance pay equal to six months of base salary, payable in installments over the six-month period following such qualifying termination;

•
acceleration of any outstanding and unvested equity or equity-based awards held by a terminated employee that would have vested during the six-month period following the date of such qualifying termination had such employee remained employed by Lemonade during such period; and

•
continuation of coverage under COBRA for a period of six months.

For an estimate of the value of the payments and benefits described above that would be payable to Metromile’s named executive officers upon a qualifying termination in connection with the mergers under the Metromile Severance Program, see “— Quantification of Payments and Benefits to Metromile’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Metromile’s two executive officers who are not named executive officers and who are eligible for benefits under the Metromile Severance Program if the mergers were to be completed and they were to experience a qualifying termination on December 28, 2021, is $518,561.
New Compensation Arrangements with Lemonade
In connection with the execution of the merger agreement, Mr. Preston entered into an offer letter with Lemonade. Mr. Preston’s offer letter provides for (i) $450,000 in annual base salary, (ii) a grant of a Lemonade RSU award covering 100,000 shares of Lemonade common stock, which will vest over a four-year period, with 25% of such restricted stock units vesting on the one year anniversary of the effective time and 6.25% of such restricted stock units vesting on each quarterly anniversary thereafter, subject to Mr. Preston’s continued employment through each vesting date, and (iii) a grant of 120,000 stock options covering shares of Lemonade common stock, which will vest over a five-year period, with 25% of the stock options vesting on the third anniversary of the effective time, an additional 25% of the stock options vesting on the fourth anniversary of the effective time, and the remaining 50% of the stock options vesting on the fifth anniversary of the effective time.
If Mr. Preston incurs a qualifying termination occurs during the 12-month period immediately following the effective time, then, subject to Mr. Preston’s execution and non-revocation of a release of claims in favor of Lemonade, Mr. Preston will be entitled to the following severance payments and benefits:
•
A lump sum payment equal to 100% of his annual base salary;

•
Reimbursement for the monthly COBRA premium paid by Mr. Preston for his and his dependents until the earliest of (i) the 12-month anniversary of the date of termination, (ii) the date Mr. Preston is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which Mr. Preston receives substantially similar coverage from another employer or other source; and

•
All outstanding equity-based compensation awards (other than the Metromile restricted stock units outstanding immediately prior to the effective time) that would have vested in the 12-month period immediately following the date of termination will continue to vest during the 12-month period immediately following the date of termination.

If Mr. Preston incurs a qualifying termination at any time following the effective time, then, subject to Mr. Preston’s execution and non-revocation of a release of claims in favor of Lemonade, any then-unvested time-based Metromile RSU awards that were assumed by Lemonade will continue to vest on their original vesting dates.

For an estimate of the value of the payments and benefits described above that would be payable to Mr. Preston upon a qualifying termination in connection with the mergers, see “— Quantification of Payments and Benefits to Metromile’s Named Executive Officers” below.
Metromile Additional Shares
In connection with the INSU SPAC transaction, pursuant to the INSU Merger Agreement, in the event Metromile’s share price were to exceed $15.00 per share for 20 out of any 30 consecutive trading days at any time during the twenty-four months following February 9, 2021 (the date of the closing of the INSU SPAC transaction), Metromile would then be required to cause to deliver the Metromile Additional Shares to be allocated among the stockholders of Legacy Metromile Operating Company (formerly known as MetroMile, Inc.) (“Legacy Metromile”) and holders of vested options of Legacy Metromile (each, a “Metromile Additional Share Participant”), as of immediately prior to the effective time of the INSU SPAC transaction, based on the proportion of each Metromile Additional Share participant’s shares of Legacy Metromile relative to the aggregate of all Legacy Metromile common stock, excluding Legacy Metromile restricted shares and Vested RSU Equivalents (as defined in the INSU Merger Agreement), held by all Legacy Metromile stockholders. Additionally, pursuant to the INSU Merger Agreement, if, during the twenty-four (24) months following February 9, 2021, there is a Change of Control (as defined in the INSU Merger Agreement) that will result in the holders of Legacy Metromile common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Legacy Metromile common stock after the date of the INSU Merger Agreement) (an “Acceleration Event”), then the Metromile Additional Shares shall be issued to the stockholders of Legacy Metromile common stock effective as of immediately prior to the closing of the INSU SPAC transaction.
As described in the section “The Merger Agreement — Treatment of Additional Shares”, the merger agreement provides that, in accordance with the terms of the INSU Merger Agreement, if the transactions contemplated by the merger agreement, including the mergers, constitute an Acceleration Event, (a) the terms and conditions set forth in Section 2.17(g) of the INSU Merger Agreement will apply to the transactions contemplated by the merger agreement, including the mergers, (b) the Metromile Additional Shares will be issued as of immediately prior to the first effective time and (c) in accordance with the INSU Merger Agreement, as of the first effective time, each Metromile Additional Share will be converted into the right to receive Lemonade common stock in accordance with the exchange ratio.
Additionally, pursuant to the merger agreement, if the transactions contemplated by the merger agreement, including the mergers, do not constitute an Acceleration Event, then, pursuant to, and in accordance with the terms of the INSU Merger Agreement, if, (a) at any point following the first effective time and prior to February 9, 2023, the closing share price of Lemonade common stock over any 20 trading days within any 30 trading day period is greater than the quotient of (i) $15.00 divided by (ii) the exchange ratio, then, (b) as soon as practicable (but in any event within 10 business days) after such satisfaction, Lemonade will issue, on a ratable basis to the Metromile Additional Share participants, a number of shares of Lemonade common stock in an amount equal to the product of (i) 10,000,000 multiplied by (ii) the exchange ratio (the “Lemonade Additional Shares”).
As described in the section “Security Ownership of Certain Beneficial Owners and Management of Metromile”, as of December 28, 2021, the following members of the Metromile board of directors and executive officers of Metromile beneficially own Metromile Additional Shares in the following amounts:
•
David Friedberg (former member of the Metromile board of directors): (i) 92,187 Metromile Additional Shares held by The Friedberg Irrevocable Remainder Trust u/a/d 5/17/2017, of which Mr. Friedberg is the trustee; (ii) 119,240 Metromile Additional Shares held by The David Friedberg 2019 Annuity Trust u/a/d 9/26/19, of which Mr. Friedberg is the trustee; and (iii) 490,745 Metromile Additional Shares held by The David Friedberg Revocable Trust u/a/d 9/19/13, of which Mr. Friedberg is the trustee. Mr. Friedberg voluntarily resigned from his positions as a member of the Metromile board of directors and the nominating and corporate governance committee effective December 23, 2021.

•
Dan Preston (Chief Executive Officer of Metromile and member of the Metromile board of directors): 198,693 Metromile Additional Shares.

•
Ryan Graves (member of the Metromile board of directors and the strategic committee): (i) 333,438 Metromile Additional Shares held by Saltwater Capital (“Saltwater”); and (ii) 44,458 Metromile Additional Shares held by The Graves Irrevocable Remainder Trust (“Graves Irrevocable Trust”). Ryan Graves has or may be deemed to have voting and dispositive power over the securities held by Saltwater and Graves Irrevocable Trust.

•
Vikas Singhal (member of the Metromile board of directors and the strategic committee): (i) 288,237 Metromile Additional Shares held by HSCM Bermuda Fund LTD (“Bermuda”); (ii) 104,823 Metromile Additional Shares held by HS Santanoni LP (“Santanoni”); and (iii) 742 Metromile Additional Shares held by HSCM FI Master Fund Ltd (“FI Master Fund”). Each of Bermuda, Santanoni and FI Master Fund is advised by Hudson Structured Capital Management Ltd., an investment adviser registered with the U.S. Securities & Exchange Commission under the Investment Advisers Act of 1940 (“HSCM”). Vikas Singhal is a partner of HSCM and as such has voting and dispositive power over the securities held by Bermuda, Santanoni and FI Master Fund.

•
Paw Andersen (former Chief Technology Officer of Metromile): 15,252 Metromile Additional Shares. Mr. Andersen voluntarily resigned from his position as Chief Technology Officer of Metromile effective December 27, 2021.

•
Lindsay Alexovich (Chief Accounting Officer of Metromile): 15,872 Metromile Additional Shares.

•
Jesse McKendry (Vice President, Insurance of Metromile): 1,812 Metromile Additional Shares.

•
Mark Gundacker (Mr. Gundacker voluntarily resigned from his positions as Chief People Officer and Chief of Staff of Metromile effective October 29, 2021): 2,904 Metromile Additional Shares.

Earnout Shares
In connection with the INSU SPAC transaction, INSU, Insurance Acquisition Sponsor II, LLC, a Delaware limited liability company (“INSU Sponsor”) and Dioptra Advisors II, LLC, a Delaware limited liability company (together with INSU Sponsor, the “Sponsors”) entered into that certain Sponsor Share Cancellation and Vesting Agreement, dated as of November 24, 2020 (the “Cancellation and Vesting Agreement”), pursuant to which, among other things, at the closing of the INSU SPAC transaction, 1,177,000 shares of Class B common stock of INSU collectively held by the Sponsors were forfeited and transfer restrictions were placed on an additional 5,100,370 shares of Class B common stock of INSU collectively held by the Sponsors (which were converted into 5,100,370 shares of Metromile common stock at the effective time of the INSU SPAC transaction (the “earnout shares”)). Pursuant to the Cancellation and Vesting Agreement, (i) the transfer restrictions on 2,550,168 of the earnout shares shall be removed when the Metromile share price is greater than $15.00 for any 20 trading days out of a 30 consecutive trading day period, and 2,550,202 of the earnout shares shall have the applicable transfer restrictions removed when the Metromile share price is greater than $17.00 for any 20 trading days out of a 30 consecutive trading day period, and (ii) the transfer restrictions on all of the earnout shares shall be removed if Metromile completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction upon the consummation of which holders of Metromile common stock would be entitled to exchange their shares for cash, securities or other property.
As described in the section “The Merger Agreement — Merger Consideration”, the merger agreement provides that, in accordance with the terms of the Cancellation and Vesting Agreement, the transfer restrictions on the earnout shares shall be removed upon the first effective time pursuant to Section 1.2(c) of the Cancellation and Vesting Agreement and shall be converted into the right to receive the merger consideration.
As of December 28, 2021, the Sponsors had been dissolved and all of the earnout shares had been distributed to their respective members. The Sponsors were managed by Cohen & Company, LLC. Mr. Butler, the chairman of the Metromile board of directors and a member of the strategic committee, has served as Portfolio Manager and Head of Cohen & Company’s U.S. Insurance Asset Management Platform and Global ILS Program since November 2017, and has served as the CEO of Cohen & Company Financial (Europe) Ltd since April 2019.

Indemnification; Directors’ and Officers’ Insurance
Metromile is party to indemnification agreements with each of its directors and executive officers that require Metromile, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers.
In addition, pursuant to the merger agreement, from and after the effective time, Lemonade will indemnify certain persons, including Metromile’s directors and executive officers. In addition, for a period of not less than six years from the effective time, Lemonade will maintain an insurance and indemnification policy for the benefit of certain persons, including Metromile’s directors and executive officers. For additional information, see “The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance.”
Quantification of Payments and Benefits to Metromile’s Named Executive Officers
The table below sets forth the amount of payments and benefits that each of Metromile’s named executive officers would receive in connection with the mergers, assuming that the mergers were completed and each such named executive officer experienced a qualifying termination on December 28, 2021. The amounts below are based on the average closing market price of Metromile common stock over the five-day period following November 8, 2021, or $3.27, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Name	Cash ($)(1)	Equity ($)(2)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Dan Preston	450,000	5,403,754	19,924	5,873,678
Mark Gundacker(5)	—	—	—	—
Paw Andersen(6)	—	—	—	—

(1)
The cash payments payable to Mr. Preston consists of a severance payment in an amount equal to 100% of base salary, payable in lump sum pursuant to his offer letter with Lemonade. The severance payments are “double-trigger” (i.e., payable upon a qualifying termination following the occurrence of a change in control).

(2)
As described above, certain of the equity awards held by Metromile named executive officers are subject to “double-trigger” vesting. Set forth below are the values of each type of unvested equity award that would be payable upon a qualifying termination during the 12-month period following the effective time, assuming a per share price of Metromile common stock of $3.27.

Name	Metromile Stock Options ($)	Metromile Performance- Based RSU Awards ($)	Metromile Time-Based RSU Awards ($)
Dan Preston	—	—	3,815,004
Mark Gundacker	—	—	—
Paw Andersen	—	—	—

(3)
As described above, in connection with the execution of the merger agreement, Mr. Preston entered into an offer letter with Lemonade pursuant to which he is eligible to receive a grant of Lemonade RSU award covering 100,000 shares of Lemonade common stock and a grant of 120,000 stock options covering shares of Lemonade common stock. The equity awards that will be granted by Lemonade to Mr. Preston are subject to “double-trigger” vesting. Set forth below are the values of each type of unvested equity award that would be payable upon a qualifying termination during the 12-month period following the effective time, assuming a per share price of Lemonade common stock of $63.55, which is the average closing market price of Lemonade common stock over the five-day period following

November 8, 2021. Because Mr. Preston’s stock options will be granted with an exercise price equal to the fair market value of a share of Lemonade common stock on the closing date of the mergers, these stock options would have no intrinsic value if he were to incur a qualifying termination on the closing date of the mergers.
Name	Lemonade Stock Options ($)	Lemonade RSU Awards ($)
Dan Preston	—	1,588,750

(4)
The amount in this column represents the monthly COBRA premiums paid by Mr. Preston for a period of 12 months pursuant to his offer letter entered into with Lemonade in connection with the execution of the merger agreement.

(5)
Mr. Gundacker voluntarily resigned from his position as the Chief People Officer and Chief of Staff of Metromile on October 29, 2021, and as such, he will not be entitled to any payments or benefits in connection with the mergers.

(6)
Mr. Andersen voluntarily resigned from his position as the Chief Technology Officer of Metromile effective December 27, 2021, and as such, he will not be entitled to any payments or benefits in connection with the mergers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following is a general discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) (i) of Metromile common stock who exchange their shares of Metromile common stock for shares of Lemonade common stock (and cash in lieu of fractional shares of Lemonade common stock, if any) pursuant to the first merger (ii) of Metromile warrants that are exchanged for Lemonade warrants pursuant to the first merger and (iii) entitled to receive the Metromile Additional Shares who receive the right to Lemonade Additional Shares pursuant to the merger agreement (collectively the “Metromile equity interests”).
The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Neither Lemonade nor MetroMile has sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.
This discussion is limited to U.S. holders that hold their Metromile equity interests as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers, nor does it describe any tax consequences of the mergers arising under the laws of any state, local, or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax or the tax consequences of owning or disposing of Lemonade common stock received in the mergers. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Metromile equity interests in light of their individual circumstances (including the impact of the Medicare surtax on certain net investment income) or to U.S. holders of Metromile equity interests that are subject to special treatment under the U.S. federal income tax laws, such as:
•
banks, insurance companies or other financial institutions;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•
tax-exempt or governmental organizations;

•
dealers in securities or traders in securities that elect to use a mark-to-market method of accounting;

•
persons that hold Metromile equity interests as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•
persons that purchased or sell their shares of Metromile equity interests as part of a wash sale;

•
certain former citizens or long-term residents of the United States or persons whose functional currency is other than the U.S. dollar;

•
persons that are not U.S. holders;

•
persons who hold Metromile equity interests issued to or held by Cantor (or Cantor’s affiliates or transferees) at the time of or in connection with the INSU SPAC transaction;

•
persons who acquired their Metromile equity interests through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•
persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the mergers) 5% or more of the shares of Metromile common stock.

THE TAX CONSEQUENCES OF THE MERGERS TO A HOLDER OF METROMILE EQUITY INTERESTS MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN LEMONADE OR METROMILE’S CONTROL. ALL HOLDERS OF METROMILE EQUITY INTERESTS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR

PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
U.S. Holder Defined
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Metromile equity interests that, for U.S. federal income tax purposes, is:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Metromile equity interests, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Metromile equity interests, you should consult your tax advisor regarding the tax consequences to you of the mergers.
Treatment of the Mergers
Assuming that the mergers are completed as currently contemplated, Lemonade and Metromile intend that the mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Metromile’s obligation or Lemonade’s obligation to consummate the transactions contemplated by the merger agreement that the mergers qualify for the Intended Tax Treatment or that Metromile or Lemonade receive an opinion from counsel to that effect. Whether or not the mergers, taken together, qualify as a reorganization depends in part on whether holders of Metromile stock receive a sufficient amount of Lemonade common stock in the first merger to preserve a substantial part of their interest in Metromile through ownership of Lemonade common stock. The satisfaction of such requirement will not be known until the mergers are completed and depends on the treatment of the right under the merger agreement of current and former holders of Metromile common stock to receive the Lemonade Additional Shares in respect of their right to the Metromile Additional Shares (as described in “The Merger Agreement — Treatment of Additional Shares”). Furthermore, Metromile and Lemonade have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the mergers. Accordingly, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion, as it relates to U.S. holders of Metromile equity interests, generally assumes the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Metromile Common Stock
Assuming that the mergers, taken together, are treated as described above in “— Treatment of the Mergers”, the material U.S. federal income tax consequences of the mergers to U.S. holders of Metromile common stock will be as follows:
•
a U.S. holder of Metromile common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Metromile common stock for shares of Lemonade common stock pursuant to the first merger, except with respect to any cash received in lieu of fractional shares of Lemonade common stock (as discussed below);

•
the aggregate tax basis of the shares of Lemonade common stock received by a U.S. holder of Metromile common stock pursuant to the first merger (including any fractional share of Lemonade common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s shares of Metromile common stock exchanged for such Lemonade common stock; and
•
the holding period of a U.S. holder of Metromile common stock in the Lemonade common stock received in exchange for shares of Metromile common stock (including any fractional share of Lemonade common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Metromile common stock exchanged for such Lemonade common stock.

If a U.S. holder of Metromile common stock acquired different blocks of Metromile common stock at different times or at different prices, the Lemonade common stock receved in the first merger generally will be allocated pro rata to each block of Metromile common stock surrendered in the first merger and such U.S. holder’s basis and holding period of each block of Lemonade common stock will be determined on a block-by-block basis by reference to the basis and holding period of the blocks of Metromile common stock exchanged for such Lemonade common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Lemonade common stock received in the first merger..
A U.S. holder of Metromile common stock who receives cash in lieu of fractional shares of Lemonade common stock generally will be treated as having received such fractional share pursuant to the first merger. and then as having sold such fractional share of Lemonade common stock for cash. As a result, such U.S. holder of Metromile common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its Metromile common stock surrendered that is allocated to such fractional share of Lemonade common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Lemonade common stock deemed to be received exceeds one year at the effective time of the first merger. The deductibility of capital losses is subject to limitation.
U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Warrants
Assuming that the mergers, taken together, are treated as described above in “— Treatment of the Mergers”, a U.S. holder of Metromile warrants will not recognize gain or loss upon the exchange of such warrants for Lemonade warrants pursuant to the first merger. Such U.S. holder’s aggregate adjusted tax basis and holding period in each such Lemonade warrant immediately after the first merger will be equal to such U.S. holder’s adjusted tax basis and holding period in the Metromile warrant exchanged for such Lemonade warrant.
U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders Entitled to Receive Metromile Additional Shares
As described in “The Merger Agreement — Treatment of Additional Shares,” U.S. holders entitled to receive the Metromile Additional Shares under the INSU Merger Agreement will be issued Lemonade Additional Shares if certain conditions are satisfied. Assuming that the mergers, taken together, are treated as described above in “— Treatment of the Mergers,” the U.S. federal income tax treatement of such U.S. holders’ right to Lemonade Additional Shares pursuant to the merger agreement is uncertain. U.S. holders who receive the right to Lemonade Additional Shares pursuant to the merger agreement may be subject to any of the following consequences, and are urged to consult their tax advisors with respect to the treatment of the right to receive Lemonade Additional Shares pursuant to the merger agreement:
•
If U.S holders entitled to receive Metromile Additional Shares are treated as exchanging a right to receive such shares for the right to receive Lemonade Additional Shares and such exchange is treated for U.S. federal income tax purposes as an exchange of Metromile common stock for Lemonade common stock, the treatment described above in “— U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Metromile Common Stock” will generally apply.

•
If U.S. holders entitled to receive Metromile Additional Shares are treated as exchanging a right to receive such shares for the right to receive Lemonade Additional Shares and such exchange is treated for U.S. federal income tax purposes as an exchange of Metromile securities for Lemonade securities, the treatment described above in “— U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Metromile Warrants” will generally apply.
•
If U.S. holders entitled to receive Metromile Additional Shares are treated as receiving Lemonade Additional Shares (if any) or the right thereto in a transaction other than as described in the two bullet points immediately above, then such U.S. holders may be treated as (x) receiving Lemonade Additional Shares issued as consideration in connection with an “open transaction” that relates back to the transactions contemplated by the INSU Merger Agreement, and the tax consequences would be determined if and when any Lemonade Additional Shares are issued and received, or (y) exchanging a right to receive Metromile Additional Shares for the right to receive Lemonade Additional Shares in a taxable disposition.

ALL U.S. HOLDERS ENTITLED TO RECEIVE METROMILE ADDITIONAL SHARES UNDER THE INSU MERGER AGREEMENT ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM.
Tax Consequences if the Mergers Fail to Qualify as a Reorganization
If the mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Metromile common stock or warrants generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the fair market value, at the time of the first merger, of the Lemonade common stock or warrants, resepectively, received in the mergers (including any cash received in lieu of a fractional shares of Lemonade common stock) and such U.S. holder’s tax basis in the Metromile common stock or warrants, respectively, surrendered in the mergers. Gain or loss must be calculated separately for each block of Metromile common stock or warrants exchanged by such U.S. holder for Lemonade common stock or warrants, respectively, if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Metromile common stock or warrants, as applicable, is more than one year at the effective time of the first merger. Long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in Lemonade common stock or warrants received in the first merger would be equal to the fair market value of such common stock or warrants, respectively, as of the effective time of the first merger, and such U.S. holder’s holding period in such common stock or warrants would begin on the day following the first merger.
If the mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax treatment of the right to receive Lemonade Additional Shares pursuant to the merger agreement is uncertain. U.S. holders who receive such right may be subject to the consequences described in the third bullet point above under “— U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders Entitled to Receive MetroMile Additional Shares.” U.S. holders are urged to consult their tax advisors with respect to the treatment of the right to receive Lemonade Additional Shares pursuant to the merger agreement.
Information Reporting and Backup Withholding
Information returns may be required to be filed with the IRS in connection with the mergers. Further, the consideration payable to U.S. holders in connection with the mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder of Metromile equity interests may be subject to U.S. backup withholding on any cash payments made pursuant to the first merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. ALL HOLDERS OF METROMILE EQUITY INTERESTS (INCLUDING HOLDERS ENTITLED TO RECEIVE METROMILE ADDITIONAL SHARES PURSUANT TO THE INSU MERGER AGREEMENT) ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

COMPARISON OF STOCKHOLDERS’ RIGHTS
Lemonade and Metromile are Delaware corporations and the rights of Lemonade and Metromile stockholders are governed by the DGCL. Metromile stockholders’ rights are also governed by the Metromile charter and bylaws. If the mergers are completed, the rights of Metromile stockholders who become Lemonade stockholders will be governed by the Lemonade charter and bylaws.
As Lemonade and Metromile are both Delaware corporations, the rights of Lemonade and Metromile stockholders are not materially different. However, there are certain differences between the rights of Lemonade stockholders under the Lemonade charter and bylaws and the rights of Metromile stockholders under the Metromile charter and bylaws, as summarized in the table below, particularly because Lemonade is a public benefit corporation. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Lemonade and Metromile stockholders should carefully read the relevant provisions of the Lemonade charter, the Lemonade bylaws, the Metromile charter, the Metromile bylaws and the DGCL. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”
Lemonade	Metromile
Authorized and Outstanding Capital Stock

Lemonade is authorized to issue 210,000,000 shares of stock, consisting of 200,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.
As of the close of business on the record date, there were 61,643,573 shares of Lemonade common stock and no shares of preferred stock issued and outstanding.

Metromile is authorized to issue 650,000,000 shares of stock, consisting of 640,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
As of the close of business on the record date, there were 128,221,885 shares of Metromile common stock and no shares of preferred stock issued and outstanding.

Rights of Preferred Stock

Lemonade is authorized to issue preferred stock in one or more series. The Lemonade board of directors may fix by resolution or resolutions the designation, powers (which may include, without limitation, full, limited or no voting power), preferences, and rights of the shares and any qualifications, limitations or restrictions thereof, as may be permitted by the DGCL.
The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of a majority of the voting power of the stock of Lemonade entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Metromile is authorized to issue preferred stock in one or more series. The Metromile board of directors may fix by resolution the number of shares of preferred stock and determine or alter for each series, such voting powers, full or limited, or no voting powers, the designations, preferences, and relative, participating, optional, or other rights, and the qualifications, limitations and restrictions thereof, as may be permitted by the DGCL.
The Metromile board of directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of preferred stock. If the number of shares of any series of preferred stock is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of any such series then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of Metromile entitled to vote thereon.

Lemonade	Metromile
Voting Rights

Subject to the paragraph below, each share of Lemonade common stock entitles the holder to one vote on each matter properly submitted to the stockholders of Lemonade for their vote; provided, however, that except as otherwise required by law, holders of shares of Lemonade common stock shall not be entitled to vote on any amendment to the Lemonade charter that relates solely to the terms of the outstanding preferred stock if the holders of such affected preferred stock are entitled to vote thereon pursuant to the Lemonade charter or pursuant to the DGCL.
Any person who acquires Lemonade common stock and/or Lemonade preferred stock, either directly or beneficially through an agent, broker, transfer agent or the like, that would result in such person having the power to vote over 9.90% of the total number of votes that may be cast by all the then issued and outstanding shares of Lemonade entitled to vote on any matter, shall first obtain an approval or determination of non-control, as applicable, from the Superintendent of the New York Department of Financial Services and any other applicable state insurance regulatory authority, as provided in all applicable laws and regulations.
Other than with respect to the election of directors, for all matters as to which no other voting requirement is specified by the DGCL, Lemonade’s charter or bylaws, the affirmative vote required for stockholder action is that of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote on the subject matter.

Each share of Metromile common stock entitles the holder to one vote on each matter properly submitted to the stockholders of Metromile for their vote; provided however, that, holders of common stock are not entitled to vote on any amendment to Metromile’s charter that relates to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon by law or pursuant to the charter.
Other than with respect to the election of directors, for all matters as to which no other voting requirement is specified by the DGCL, Metromile’s charter or bylaws, the affirmative vote required for stockholder action is that of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote on the subject matter.

Distributions and Dividends
The Lemonade board of directors may declare and pay dividends upon the shares of Lemonade capital stock. Dividends may be paid in cash, in property or in shares of stock. The Lemonade board of directors may set apart any funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve, at its discretion. Such purposes shall include, but not be limited to, equalizing dividends, repairing or maintaining any property of Lemonade, and meeting contingencies.	The Metromile board of directors may declare and pay dividends upon the shares of Metromile capital stock. Dividends may be paid in cash, in property or in shares of stock. The Metromile board of directors may set apart out of any of the funds of Metromile available for dividends a reserve or reserves for any proper purpose and may modify or abolish such reserve.
Quorum
The Lemonade bylaws provide that the presence (in person, by remote communication, if applicable, or by proxy duly authorized) of the holders of a majority of the voting power of the outstanding shares entitled to vote at the meeting constitutes a quorum.	The Metromile bylaws provide that the presence (in person, by remote communication, if applicable, or by proxy duly authorized) of the holders of a majority of the voting power of the outstanding shares entitled to vote at the meeting constitutes a quorum.

Lemonade	Metromile
Record Date

The Lemonade board of directors may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at such meeting.
In the case of determining stockholders entitled to notice of any meeting of stockholder or any adjournment thereof, or to vote at such meeting, the record date cannot be less than ten or more than 60 days preceding the date of any meeting of stockholders, unless the Lemonade board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
If no record date is fixed, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

The Metromile Board may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at such meeting.
In the case of determining stockholders entitled to notice of any meeting of stockholder or any adjournment thereof, or to vote at such meeting, the record date cannot be less than ten or more than 60 days preceding the date of any meeting of stockholders, unless, for the purpose of determining the stockholders entitled to vote, the Metromile Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
If no record date is fixed, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Number of Directors
The Lemonade charter provides that the number of directors on Lemonade’s board of directors shall be fixed exclusively by resolutions adopted by a majority of the Lemonade board of directors. There are currently seven Lemonade directors.	The Metromile charter provides that the number of directors on Metromile’s board of directors shall be fixed exclusively by resolutions adopted by a majority of the Metromile Board. There are currently seven Metromile directors.
Election of Directors

Pursuant to the Lemonade charter, directors serve three year terms and are divided into three classes designated as either Class I, Class II or Class III. The election of each class of directors is staggered such that each year, the term of only one class expires and stockholders vote only to elect directors with respect to such class.
Pursuant to the Lemonade bylaws, directors are elected at each annual meeting of stockholders by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors.
Newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, disqualification, removal or other causes are filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of Lemonade’s board of directors, or by the sole remaining director.

Pursuant to the Metromile charter, directors serve three year terms and are divided into three classes designated as either Class I, Class II or Class III. The election of each class of directors is staggered such that each year, the term of only one class expires and stockholders vote only to elect directors with respect to such class.
Pursuant to the Metromile bylaws, directors are elected at each annual meeting of stockholders by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors.
Newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, disqualification, removal or other causes are filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of Metromile’s board of directors, or by the sole remaining director.

Lemonade	Metromile
Cumulative Voting
Lemonade stockholders have cumulative voting rights.	Metromile stockholders do not have cumulative voting rights.
Removal of Directors
The Lemonade directors may be removed with cause by the affirmative vote of the holders of two-thirds of the voting power of all then-outstanding shares of Lemonade capital stock entitled to vote generally at an election of directors.	The Metromile directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Metromile capital stock entitled to vote generally at an election of directors.
Director Nominations by Stockholders

The Lemonade bylaws provide that stockholders who comply with the notice provisions set forth in the Lemonade bylaws, are stockholders of record on the date of giving such notice and are entitled to vote at an annual meeting of stockholders may nominate a candidate to the Lemonade board of directors for election at such meeting. These notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination containing specified information no less than 90 days and no more than 120 days prior to the anniversary of the date of the immediately preceding annual meeting of stockholders.
Lemonade does not have a proxy access provision in its bylaws.

The Metromile bylaws provide that stockholders who comply with the notice provisions set forth in the Metromile bylaws, are stockholders of record on the date of giving such notice and are entitled to vote at an annual meeting of stockholders may nominate a candidate to the Metromile Board for election at such meeting. These notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination containing specified information no less than 90 days and no more than 120 days prior to the anniversary of the date of the immediately preceding annual meeting of stockholders.
Metromile does not have a proxy access provision in its bylaws.

Stockholder Proposals

Business may be properly brought before an annual meeting by any stockholder so long as he or she is a stockholder of record at the time of giving the written notice provided in the Lemonade bylaws, is entitled to vote at the meeting and complies with the notice requirements set forth in the Lemonade bylaws.
To be timely, a stockholder’s notice must generally be delivered to Lemonade’s Secretary no less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders.

Business may be properly brought before an annual meeting by any stockholder so long as he or she is a stockholder of record at the time of giving the written notice provided in the Metromile bylaws, is entitled to vote at the meeting and complies with the notice requirements set forth in the Metromile bylaws.
To be timely, a stockholder’s notice must generally be delivered to Metromile’s Secretary no less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders.

Stockholder Action by Written Consent
The Lemonade charter prohibits stockholder action by written consent or electronic transmission and requires that any action taken by Lemonade stockholders be taken at an annual or special meeting of stockholders.	The Metromile charter prohibits stockholder action by written consent or electronic transmission and requires that any action taken by Metromile stockholders be taken at an annual or special meeting of stockholders.
Special Stockholder Meetings
A special meeting of stockholders may be called only by the chairperson of the Lemonade board of directors, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the Lemonade board of directors at the written request of two directors. The only matters to be brought before a special meeting are those specified in the meeting notice.	A special meeting of stockholders may be called only by the chairperson of the Metromile board of directors, Metromile’s chief executive officer, or the Metromile Board pursuant to a resolution. The only matters to be brought before a special meeting are those specified in the meeting notice.

Lemonade	Metromile
Notice of Stockholder Meetings
Whenever stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given no less than ten and no more than 60 days before the date of the meeting.	Whenever stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Notice must be given no less than ten and no more than 60 days before the date of the meeting.
Adjournment of Stockholder Meetings
When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, Lemonade may transact any business which might have been transacted at the original meeting.
Any meeting of the stockholders may be adjourned by the person who called the meeting or the chairperson of the meeting, or by the vote of the holders of a majority of the voting power of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled vote at the meeting.
When a meeting is adjourned to another time or place, notice is not required if the time and place are announced at the meeting at which the adjournment is taken; provided that notice must be given to any stockholder entitled to vote at the adjourned meeting if the adjournment is longer than 30 days or if a new record date is fixed for the adjourned meeting. At the adjourned meeting, Metromile may transact any business that might have been transacted at the original meeting.

Limitation of Personal Liability of Directors
The Lemonade charter provides that no Lemonade director will be personally liable to Lemonade or its stockholders for monetary damages for breach of his or her fiduciary duty as a director to the fullest extent permitted by the DGCL, except for liability (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.	The Metromile charter provides that no Metromile director will be personally liable to Metromile or its stockholders for monetary damages for breach of his or her fiduciary duty as a director to the fullest extent permitted by the DGCL.
Indemnification of Directors and Officers
The Lemonade charter and bylaws provide that Lemonade will indemnify its directors and officers who was or is a party or is made or is threatened to be made a party or is otherwise involved in proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts	The Metromile charter and bylaws provide that Metromile will indemnify its directors and executive officers who was or is a party or is made or is threatened to be made a party or is otherwise involved in proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by person.

Lemonade	Metromile

paid in settlement) reasonably incurred by such person.
Lemonade is also obligated, to the fullest extent not prohibited by applicable law, to pay the expenses (including attorneys’ fees) incurred by any officer or director of Lemonade, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the person being indemnified to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.
Metromile has also entered into indemnification agreements with certain directors and officers. These agreements, among other things, indemnify Lemonade directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement payments incurred in any action in connection with the good faith performance of their duties as a director or officer.

Metromile is also obligated to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of Metromile, or is or was serving at the request of Metromile as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, all expenses incurred by any director or executive officer in connection with such proceeding; provided, however, that, no advance shall be made if such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.
Metromile has also entered into indemnification agreements with certain directors and executive officers. These agreements, among other things, indemnify Metromile directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement payments incurred in any action in connection with the good faith performance of their duties as a director or executive officer.

Rights Upon Liquidation
Upon the liquidation, dissolution or winding up of Lemonade, after payment or provision for payment of the debts and other liabilities of Lemonade and subject to the rights, if any, of the holders of any outstanding preferred stock or any class of stock having a preference over or the right to participate with the common stock with respect to the distribution of assets of Lemonade upon such dissolution, liquidation or winding up of Lemonade, the holders of Lemonade common stock shall be entitled to receive the remaining assets of Lemonade available for distribution to its stockholders ratably in proportion to the number of shares held by them.	Metromile’s charter and bylaws do not provide for shareholder rights upon liquidation.
Stockholder Rights Plan
The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. Lemonade does not have a stockholder rights plan currently in effect.	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. Metromile does not have a stockholder rights plan currently in effect.
Certain INSU SPAC transactions
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (a) together with its affiliates and	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (a) together with its affiliates and

Lemonade	Metromile

associates, owns or (b) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met.
Lemonade’s charter expressly provides that it shall not be governed by Section 203 of the DGCL (or any successor provision thereto), and that the restrictions contained in Section 203 shall not apply until immediately following the time at which both of the following conditions exist (if ever): (a) Section 203 by its terms would apply to Lemonade as required by law; and (b) Daniel Schreiber and Shai Wininger do not beneficially own shares of capital stock of Lemonade representing at least fifteen percent (15%) of the voting power of all the then outstanding shares of capital stock of Lemonade, and Lemonade shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms shall apply to Lemonade. Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the Lemonade charter does not require a greater vote.

associates, owns or (b) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Metromile charter has not opted out of Section 203.
Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the Metromile charter does not require a greater vote.

NO APPRAISAL RIGHTS
Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from certain mergers or consolidations, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with such transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.
Because Lemonade common stock is listed on the NYSE, a national securities exchange, and because Metromile stockholders are not required by the terms of the merger agreement to accept for their shares of Metromile common stock anything other than shares of Lemonade common stock and cash in lieu of fractional shares, holders of Metromile common stock are not entitled to appraisal rights in connection with the mergers.

LITIGATION RELATING TO THE MERGERS
On December 21, 2021, December 23, 2021 and December 29, 2021, Metromile received letters on behalf of purported stockholders of Metromile, in each case stating the stockholder’s belief that the proxy statement/prospectus contained in the Form S-4 filed by Lemonade with the SEC on December 14, 2021 (the “Form S-4”), omits material information with respect to the transaction and demanding that Metromile make additional and supplemental disclosures regarding the transaction prior to the Metromile special meeting. One letter also requested to inspect certain of Metromile’s books and records pursuant to Section 220 of the Delaware General Corporation Law based on allegations of suspected wrongoing in connection with Metromile’s sale process.
In addition, on December 23, 2021, another purported stockholder of Metromile filed a complaint in the Southern District of New York alleging Metromile’s disclosures concerning the transaction with respect to the transaction were incomplete. The complaint was brought by the plaintiff individually and is captioned Villareal v. Metromile, Inc. et al., Case No. 1:21-cv-11045 (S.D.N.Y.). The plaintiff seeks various remedies, including, among other things, injunctive relief to prevent the consummation of the Mergers, unless certain allegedly material information is disclosed. Metromile anticipates that it will receive additional letters and/or complaints making similar allegations. Metromile believes these allegations are without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the Form S-4.

LEGAL MATTERS
The legality of the shares of Lemonade common stock offered hereby will be passed upon for Lemonade by Latham & Watkins LLP. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Lemonade by Latham & Watkins LLP and for Metromile by Kirkland & Ellis LLP.

EXPERTS
Lemonade
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Metromile
The consolidated financial statements of Metromile, Inc. and its subsidiaries as of December 31, 2020 and 2019 and for the years then ended included in this proxy statement/prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, which is included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LEMONADE
The following table sets forth, as of December 28, 2021, the number of shares of Lemonade common stock beneficially owned by: (a) each person who is known to Lemonade to beneficially own 5.0% or more of the outstanding shares of Lemonade common stock; (b) each current member of the Lemonade board of directors; (c) each executive officer of Lemonade; and (d) all current members of the Lemonade board of directors and Lemonade’s executive officers as a group. Unless otherwise noted in the footnotes to the table below, to Lemonade’s knowledge, each beneficial owner has sole voting power and sole investment power, subject to community property laws for individuals that may apply to create shared voting and investment power. Unless indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o Lemonade, Inc., 5 Crosby Street, 3rd Floor, New York, New York 10013.
Except as otherwise noted in the table below, Lemonade calculated the percentage of shares outstanding based on 61,643,573 shares of Lemonade common stock outstanding on December 28, 2021. In accordance with SEC regulations, Lemonade also includes (a) shares of Lemonade common stock subject to options that are currently exercisable or will become exercisable within 60 days of December 2, 2021, and (b) shares of Lemonade common stock issuable upon settlement of restricted stock units that are vested, or will become vested within 60 days of December 28, 2021. Those shares of Lemonade common stock are deemed to be outstanding and beneficially owned by the person holding such option or restricted stock unit for purposes of computing the percentage ownership of that person, but they are not treated as outstanding for purposes of computing the percentage ownership of any other person.
Name of Beneficial Owner (>5%)	Shares of Lemonade Common Stock Owned	Percentage of Total Outstanding Lemonade Common Stock (%)(1)
5% Stockholders
SoftBank Group Capital Ltd.(1)	11,983,384	19.4%
Baillie Gifford & Co(2)	3,282,302	5.3%
Directors and Executive Officers
Daniel Schreiber(3)	14,683,543	23.8%
Shai Wininger(4)	15,367,043	24.9%
Tim Bixby(5)	382,150	*
John Peters(6)	188,787	*
Jorge Espinel(7)	230,000	*
Adina Eckstein(8)	38,750	*
Joel Cutler(9)	1,519,590	2.5%
Michael Eisenberg(10)	1,829,446	3.0%
Silvija Martincevic	—	*
Irina Novoselsky	—	*
Mwashuma Nyatta(11)	11,983,384	19.4%
Caryn Seidman-Becker(12)	96,875	*
All executive officers and directors as a group (11 persons)(13)	22,352,800	36.3%

*
Less than one percent

(1)
Based solely on a Schedule 13G filed on February 12, 2021. Consists of 11,983,384 shares of common stock held by SoftBank Group Capital Ltd. The address for this entity is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP. SoftBank Group Capital Ltd. has delegated all of its voting and dispositive power over the shares it holds to a three-member joint investment committee consisting of Mr. Schreiber, Mr. Wininger and Mr. Nyatta, which shall act by unanimous consent. Each of the members of the joint investment committee disclaims beneficial ownership of such shares.

(2)
Based solely on a Schedule 13G filed on January 28, 2021. Baillie Gifford & Co. has sole voting power over 3,205,799 shares and sole dispositive power over 3,282,302 shares of common stock. The shares beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address for these entities is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland UK.

(3)
Based solely on a Schedule 13G filed on February 16, 2021. Consists of (i) 50,000 shares of common stock, (ii) 2,650,159 shares of common stock held by Dan and Dan Ltd. and (iii) 11,983,384 shares of common stock held by SoftBank Group Capital Ltd.. Mr. Schreiber is the Chief Executive Officer of Dan and Dan Ltd. and has the sole power to vote or dispose of the shares of the common stock held by Dan and Dan Ltd. Mr. Schreiber is a member, together with Mr. Wininger and Mr. Nyatta, of a joint investment committee, which shall act by unanimous consent, having sole voting and dispositive control over the shares of common stock held by SoftBank Group Capital Ltd. Each of the members of the joint investment committee disclaims beneficial ownership of such shares.

(4)
Based solely on a Schedule 13G filed on February 16, 2021. Consists of (i) 3,383,659 shares of common stock and (ii) 11,983,384 shares of common stock held by SoftBank Group Capital Ltd. Mr. Wininger is a member, together with Mr. Schreiber and Mr. Nyatta, of a joint investment committee, which shall act by unanimous consent, having sole voting and dispositive control over the shares of common stock held by SoftBank Group Capital Ltd. Each of the members of the joint investment committee disclaims beneficial ownership of such shares.

(5)
Consists of (i) 205,000 shares of common stock and (ii) 177,150 shares of common stock subject to options held by Mr. Bixby that are exercisable within 60 days of December 28, 2021.

(6)
Consists of (i) 10,537 shares of common stock and (ii) 178,250 shares of common stock subject to options held by Mr. Peters that are exercisable within 60 days of December 28, 2021.

(7)
Consists of 230,000 shares of common stock subject to options held by Mr. Espinel that are exercisable within 60 days of December 28, 2021.

(8)
Consists of (i) 5,000 restricted stock units and (ii) 33,125 shares of common stock subject to options held by Ms. Eckstein, in each case that are exercisable within 60 days of December 28, 2021.

(9)
Consists of (i) 1,440 shares of common stock held by Joel E. Cutler Family 2012 GST Trust (the “Cutler Trust”), (ii) 11,428 shares of common stock held by Mr. Cutler, (iii) 697,968 shares of common stock held by General Catalyst Group VIII, L.P. (“GC Group VIII”), and (iv) 808,754 shares of common stock held by General Catalyst Group VIII, Supplemental, L.P. (“GC Group VIII Supplemental”). Mr. Cutler’s spouse is a trustee of the Cutler Trust. Mr. Cutler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. General Catalyst GP VIII, LLC (“GC VIII LLC”) is the general partner of General Catalyst Partners VIII, L.P., which is the general partner of GC Group VIII and GC Group VIII Supplemental. General Catalyst Group Management, LLC (“GCGM”) is the manager of GC VIII LLC. General Catalyst Group Management Holdings, L.P. (“GCGMH”) is the manager of GCGM. General Catalyst Group Management Holdings GP, LLC (“GCGMH LLC”) is the general partner of GCGMH. Mr. Cutler is a managing director of GCGMH LLC and shares voting and investment power over the shares held by GC Group VIII and GC Group VIII Supplemental. However, Mr. Cutler disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(10)
Consists of (i) 1,708,717 shares of common stock held through Aleph, L.P., (ii) 170,026 shares of common stock held through Aleph-Aleph, L.P., and (iii) 120,533 shares of common stock held by Mr. Eisenberg. Aleph Equity Partners, L.P. is the general partner of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd is the general partner of the Aleph Equity Partners, L.P., Aleph Equity Partners, L.P. and Aleph EP, Ltd may be deemed to have sole power to vote and dispose of the shares held through Aleph, L.P. and Aleph-Aleph, L.P. Mr. Eisenberg is a director of Aleph EP, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities.

(11)
Based solely on a Schedule 13G filed on February 12, 2021. Consists of 11,983,384 shares of common stock held by SoftBank Group Capital Ltd. Mr. Nyatta is a member, together with Mr.Schreiber and Mr Wininger, of the joint investment committee, which shall act by unanimous consent, having sole voting and dispositive control over the common stock held by SoftBank Group Capital Ltd. Each of the members of the joint investment committee disclaims beneficial ownership of such shares, except for Mr. Nyatta to the extent of his pecuniary interest therein. Mr. Nyatta’s address is c/o Softbank Group Capital Ltd., 1 Circle Star Way, San Carlos, California 94070.
(12)
Consists of 96,875 shares of common stock subject to options held by Ms. Seidman-Becker that are exercisable within 60 days of December 28, 2021.

(13)
Consists of (i) 21,636,150 shares of common stock and (ii) 716,650 shares of common stock subject to options held by all our current directors and executive officers as a group that are exercisable within 60 days of December 28, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF METROMILE
The following table sets forth, as of December 28, 2021, the number of shares of Metromile common stock beneficially owned by: (a) each person who is known to Metromile to beneficially own 5.0% or more of the outstanding shares of Metromile common stock; (b) each current member of the Metromile board of directors; (c) each executive officer of Metromile; and (d) all current members of the Metromile board of directors and Metromile’s executive officers as a group. Unless otherwise noted in the footnotes to the table below, to Metromile’s knowledge, each beneficial owner has sole voting power and sole investment power, subject to community property laws for individuals that may apply to create shared voting and investment power. Unless indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o Metromile, Inc., 425 Market Street, Suite 700, San Francisco, California, 94105.
Except as otherwise noted in the table below, Metromile calculated the percentage of shares outstanding based on 128,221,885 shares of Metromile common stock outstanding on December 28, 2021. In accordance with SEC regulations, Metromile also includes (a) shares of Metromile common stock subject to options that are currently exercisable or will become exercisable within 60 days of December 28, 2021, and (b) shares of Metromile common stock issuable upon settlement of Metromile RSU awards that are vested, or will become vested within 60 days of December 28, 2021. Those shares of Metromile common stock are deemed to be outstanding and beneficially owned by the person holding such option or restricted stock unit for purposes of computing the percentage ownership of that person, but they are not treated as outstanding for purposes of computing the percentage ownership of any other person.
Name of Beneficial Owner (>5%)(1)	Shares of Metromile Common Stock Owned	Percentage of Total Outstanding Metromile Common Stock (%)
5% Stockholders
China Pacific Property Insurance Co. Ltd.(2)	13,694,416	10.6%
New Enterprise Associates 13, L.P.(3)	10,451,259	8.1%
Miller Value Partners, LLC(4)	8,003,265	6.2%
The Vanguard Group, Inc.(5)	7,568,668	5.9%
Entities Affiliated with Hudson Structured Capital Management Ltd.(6)	7,666,839	6.0%
Entities Affiliated with Index Ventures(7)	7,201,738	5.6%
Magnetar Financial LLC(8)	6,802,234	5.3%
Directors and Executive Officers
David Friedberg(9)	4,190,978	3.2%
Dan Preston(10)	2,225,603	1.7%
Paw Andersen(11)	516,432	*
Colin Bryant	—	—
Vikas Singhal(6)	7,666,839	6.0%
Ryan Graves(12)	3,551,267	2.8%
Sandra Clarke	—	—
John Butler	117,500	*
Mark Gundacker(13)	116,975	*
Directors and Executive Officers as a Group (12 in total)(14)	18,877,706	14.3%

*
Less than one percent (1%)

(1)
Unless otherwise noted, the business address of each of the following stockholders is c/o Metromile, Inc., 425 Market Street, Suite 700, San Francisco, CA 94105.

(2)
Consists of 12,321,301 shares of Metromile common stock and 1,373,115 Metromile Additional

Shares directly held by China Pacific Property Insurance Co. Ltd. (“CPIC”). The business address for CPIC is 190 Middle Yincheng Road, Pudong New District, Shanghai, China.
(3)
Consists of 9,384,285 shares of Metromile common stock and 1,068,931 Metromile Additional Shares directly held by New Enterprise Associates 13, L.P. (“NEA 13”), and indirectly held by NEA Partners 13 LP (“NEA Partners 13”), the sole general partner of NEA 13, and NEA 13 GP LTD (“NEA 13 LTD”), is the sole general partner of NEA Partners 13. The individual directors of NEA 13 LTD (the “NEA 13 Directors”), are Forest Baskett, Patrick J. Kerins and Scott Sandell. The principal business address for all entities and individuals affiliated with NEA 13 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Each NEA 13 Director disclaims beneficial ownership of such shares except to the extent of a pecuniary interest therein.

(4)
Consists of 8,003,265 shares of Metromile common stock. The business address for Miller Value Partners, LLC is 1 South St. #2550, Baltimore, MD 21202.

(5)
Consists of 7,568,668 shares of Metromile common stock. The business address for Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355.

(6)
Consists of (i) 4,303,647 shares of Metromile common stock and 288,237 Metromile Additional Shares held by HSCM Bermuda Fund LTD (“Bermuda”); (ii) 2,963,220 shares of Metromile common stock and 104,823 Metromile Additional Shares held by HS Santanoni LP (“Santanoni”); and (iii) 6,170 shares of Metromile common stock and 742 Metromile Additional Shares held by HSCM FI Master Fund Ltd (“FI Master Fund”). Each of Bermuda, Santanoni and FI Master Fund is advised by Hudson Structured Capital Management Ltd., an investment adviser registered with the U.S. Securities & Exchange Commission under the Investment Advisers Act of 1940 (“HSCM”). Vikas Singhal and Michael Millette are each partners of HSCM and as such have voting and dispositive power over the securities held by Bermuda, Santanoni and FI Master Fund. The business address of each reporting person is 2187 Atlantic Street, Fourth Floor, Stamford, CT 06902.

(7)
Consists of 7,143,870 shares of Metromile common stock and 859,529 Metromile Additional Shares directly held by Index Ventures V (Jersey), L.P. (“IV Jersey”), (b) 57,868 shares of Metromile common stock and 6,963 Metromile Additional Shares held by Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. (“IV Parallel”), collectively with IV Jersey referred to as Index V Funds, and (c) 91,156 shares of Metromile common stock and 10,968 Metromile Additional Shares held by Yucca (Jersey) SLP (“Yucca”). Index Venture Associates V Limited (“IVA”), is the general partner of each of the Index V Funds and may be deemed to have voting and dispositive power over the shares held by those funds. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Index V Funds’ investment, and IVA may be deemed to have voting and dispositive power over the allocation of shares held by Yucca. David Hall, Phil Balderson, Sarah Earles and Sinéad Meehan are the members of the board of directors of IVA, and investment and voting decisions with respect to the shares over which IVA may be deemed to have voting and dispositive power are made by such directors collectively. The address of each of these entities is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(8)
Consists of 6,802,234 shares of Metromile common stock held, as of December 28, 2021, by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”). Based solely on a Schedule 13D filed with the SEC on December 13, 2021. The business address of each report person is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(9)
Mr. Friedberg voluntarily resigned from his positions as a member of the Metromile board of directors and the nominating and governance committee effective December 23, 2021. Consists of (i) 451,197 shares of Metromile common stock and 92,187 Metromile Additional Shares held by The Friedberg Irrevocable Remainder Trust u/a/d 5/17/2017, of which Mr. Friedberg is the trustee, (ii)  566,054 shares of Metromile common stock and 119,240 Metromile Additional Shares held by The David Friedberg 2019 Annuity Trust u/a/d 9/26/19, of which Mr. Friedberg is the trustee, (iii) 2,355,764 shares of Metromile common stock and 490,745 Metromile Additional Shares held by The David Friedberg Revocable Trust u/a/d 9/19/13, of which Mr. Friedberg is the trustee and (iv) 150,000 vested Metromile RSU awards.

(10)
Consists of (i) 1,168,780 shares of Metromile common stock, including 1,505 shares of Metromile common stock held in Mr. Preston’s 401(k) account, (ii) 858,130 vested Metromile RSU awards and (iii) 198,693 Metromile Additional Shares.
(11)
Consists of (i) 175,383 vested Metromile RSU awards (ii) 15,252 Metromile Additional Shares and (iii) 325,797 shares of Metromile common stock issuable to Mr. Andersen pursuant to options that are early exercisable, but subject to repurchase right until vested, within 60 days of December 28, 2021. Mr. Andersen voluntarily resigned from his position as Chief Technology Officer effective December 27, 2021.

(12)
Consists of (i) 2,800,033 shares of Metromile common stock and 333,438 Metromile Additional Shares held by Saltwater Capital (“Saltwater”), and (ii) 373,338 shares of Metromile common stock and 44,458 Metromile Additional Shares held by The Graves Irrevocable Remainder Trust (“Graves Irrevocable Trust”). Ryan Graves has or may be deemed to have voting and dispositive power over the securities held by Saltwater and Graves Irrevocable Trust. The business address of each reporting person is 1127 High Ridge Rd #132 Stamford, CT 06905.

(13)
Mr. Gundacker voluntarily resigned from his positions as Chief People Officer and Chief of Staff effective October 29, 2021. Consists of (i) 31,483 vested Metromile RSU awards, (ii) 2,904 Metromile Additional Shares, (iii) 81,510 shares of Metromile common stock issuable to Mr. Gundacker pursuant to options that are early exercisable, but subject to repurchase right until vested, within 60 days of December 28, 2021, and (iv) 1,078 shares of Metromile common stock held in Mr. Gundacker’s 401(k) account.

(14)
Consists of 18,877,696 shares of Metromile common stock beneficially owned by directors and executive officers, of which 3,652,487 is or may become issuable to directors and executive officers within 60 days of December 28, 2021, including Metromile Additional Shares.

STOCKHOLDER PROPOSALS
Metromile will hold an annual meeting of stockholders in 2022 (the “Metromile 2022 annual meeting)” only if the mergers have not already been completed.
Any stockholder proposals intended to be presented at the Metromile 2022 annual meeting and considered for inclusion in Metromile’s proxy materials must have been received by Metromile by a reasonable time before Metromile begins to print and send its proxy materials.. Such proposals must be submitted in writing to: Metromile, Inc., Attn: Corporate Secretary, 425 Market Street, Suite 700, San Francisco, California, 94105. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.
In addition, in accordance with the Metromile bylaws, any stockholder entitled to vote at the Metromile 2022 annual meeting may propose business (other than proposals to be included in Metromile’s proxy materials as discussed in the preceding paragraph) to be included on the agenda of, and properly presented for action at, the Metromile 2022 annual meeting and/or nominate persons to serve on the Metromile board of directors at the Metromile 2022 annual meeting only if written notice of such stockholder’s intent is given in accordance with the requirements the Metromile bylaws. Since Metromile expects the Metromile 2022 annual meeting, if held, will be more than 30 days after the anniversary of the Metromile 2021 annual meeting of stockholders, such stockholder notice will be timely if it is delivered in writing at the address shown above not earlier than the close of business on the 120th day prior to the date of the Metromile 2022 annual meeting and not later than the close of business on the later of the 90th day prior to the Metromile 2022 annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by Metromile.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This “householding” rule provides greater convenience for Metromile’s stockholders and cost savings for Metromile by reducing the number of duplicate documents that households receive. Also, this allows Metromile to be more environmentally friendly by reducing the unnecessary use of materials. Metromile stockholders with the same address and last name may receive only one copy of this proxy statement /prospectus. Please note that each Metromile stockholder will receive a separate proxy card, which will allow each Metromile stockholder to vote independently. Registered Metromile stockholders (those who hold shares of Metromile common stock directly in their name with Metromile’s transfer agent) may opt out of householding and receive a separate proxy statement/prospectus or other proxy materials by sending a written request to Metromile at the address below.
Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple Metromile stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this proxy statement/prospectus should be directed to: Metromile, Inc., Attn: Corporate Secretary, 425 Market Street, Suite 700, San Francisco, California 94105 or by calling Metromile Investor Relations at (888) 242-5204.

WHERE YOU CAN FIND MORE INFORMATION
Lemonade and Metromile file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both Lemonade and Metromile, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Lemonade and Metromile file with the SEC, including the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, by going to Lemonade’s and Metromile’s websites at www.lemonade.com and www.metromile.com, respectively. The websites of Lemonade and Metromile are provided as inactive textual references only. The information contained on or accessible through the websites of Lemonade and Metromile (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this proxy statement/prospectus, and is not incorporated by reference herein.
Statements contained or incorporated by reference in this proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Lemonade to “incorporate by reference” in this proxy statement/prospectus documents that it files with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. This means that Lemonade can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this proxy statement/prospectus, and later information that Lemonade files with the SEC will update and supersede that information. Lemonade incorporates by reference the following documents and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the Metromile special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Lemonade’s businesses and financial performance.
Lemonade (SEC File No. 001-39367)
•
Lemonade’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 8, 2021;

•
the information specifically incorporated by reference in Lemonade’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 from Lemonade’s definitive proxy statement on Schedule 14A for Lemonade’s 2020 annual meeting of stockholders, filed with the SEC on April 30, 2021;

•
Lemonade’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 filed with the SEC on May 12, 2021, August 11, 2021 and November 9, 2021, respectively;

•
Lemonade’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on April 26, 2021, June 14, 2021, July 26, 2021 and November 9, 2021; and

•
any description of shares of Lemonade common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

If you are a Lemonade stockholder, you may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference in this proxy statement/prospectus or other information concerning Lemonade, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Lemonade, Inc.
Investor Relations
5 Crosby Street, 3rd Floor
New York, New York 10013
(844) 733-8666
If you are a Metromile stockholder, you may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference to this proxy statement/prospectus or other information concerning Metromile, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Metromile, Inc.
Attn: Corporate Secretary
425 Market Street, Suite 700
San Francisco, California 94105
(888) 242-5204

TRANSFER AGENT
The transfer agent for Lemonade is American Stock & Transfer, LLC.

TRADEMARK NOTICE
This proxy statement/prospectus includes the trademarks, trade names and service marks of Lemonade and its subsidiaries and Metromile and its subsidiaries, which are protected under applicable intellectual property laws and are the property of either Lemonade or Metromile, as applicable.
This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.
Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that Lemonade, Metromile or the applicable owner will not assert, to the fullest extent permitted under applicable law, its respective rights or the right of any applicable licensor to these trademarks, trade names and service marks.
Neither Lemonade nor Metromile intend the use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Lemonade or Metromile by, these other parties.
Trademarks, trade names and service marks of Metromile include, without limitation, the following marks and phrases: AVA, M, Metromile, Metromile Pulse and Metromile Tag.

INDEX TO FINANCIAL STATEMENTS
Financial Statements Table of Contents
LEMONADE, INC.
Report of Independent Registered Public Accounting Firm	F-2
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	F-3
Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the Three Months Ended September 30, 2021, 2020 and Nine Months Ended September 30, 2021, 2020	F-4
Unaudited Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Shareholders’ Equity (Deficit)	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-22
Consolidated Statement of Operations and Comprehensive Loss for the Years Ended December 31, 2020, 2019 and 2018	F-23
Consolidated Statements of Convertible Preferred Stock and Shareholders’ Equity (Deficit) for the Years Ended December 31, 2020, 2019 and 2018	F-24
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018	F-26
Notes to Consolidated Financial Statements	F-27
METROMILE, INC.
Report of Independent Registered Public Accounting Firm	F-89
Unaudited Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	F-60
Unaudited Consolidated Statement of Operations for the Three Months Ended September 30, 2021, 2020 and Nine Months Ended September 30, 2021, 2020	F-61
Unaudited Consolidated Statements of Comprehensive Loss for the Three Months Ended September 30, 2021, 2020 and Nine Months Ended September 30, 2021, 2020	F-62
Unaudited Consolidated Statements of Convertible Preferred Stock and Stockholders’ (Deficit) Equity	F-63
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020	F-64
Notes to Unaudited Condensed Consolidated Financial Statements	F-66
Consolidated Balance Sheets as of December 31,2020 and 2019	F-90
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-91
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020 and 2019	F-92
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-93
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-94
Notes to Consolidated Financial Statements	F-96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Lemonade, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lemonade, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2015.
New York, New York
March 8, 2021

LEMONADE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
($ in millions, except share and per share amounts)
	As of
	September 30, 2021	December 31, 2020
	(Unaudited)
Assets
Investments
Fixed maturities available-for-sale, at fair value (amortized cost: $698.6 million and $6.4 million as of September 30, 2021 and December 31, 2020)	$697.6	$6.6
Short-term investments (cost: $107.5 million)	107.5	—
Total investments	805.1	6.6
Cash, cash equivalents and restricted cash	319.6	571.4
Premium receivable, net of allowance for doubtful accounts of $1.0 million and $0.5 million as of September 30, 2021 and December 31, 2020	129.2	86.1
Reinsurance recoverable	70.8	49.0
Prepaid reinsurance premium	150.2	91.3
Deferred acquisition costs	6.0	3.5
Property and equipment, net	10.8	5.7
Intangible assets	0.6	0.6
Other assets	29.4	14.5
Total assets	$1,521.7	$828.7
Liabilities and Stockholders’ Equity
Unpaid loss and loss adjustment expense	$74.0	$46.3
Unearned premium	203.2	123.8
Trade payables	3.0	1.4
Funds held for reinsurance treaties	97.1	62.1
Deferred ceding commission	36.1	22.4
Ceded premium payable	24.8	13.0
Other liabilities and accrued expenses	35.5	18.7
Total liabilities	473.7	287.7
Commitments and contingencies (Note 14)
Stockholders’ equity
Common stock, $0.00001 par value, 200,000,000 shares authorized; 61,615,624 and 56,774,294 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,539.5	859.8
Accumulated deficit	(491.6)	(320.6)
Accumulated other comprehensive income	0.1	1.8
Total stockholders’ equity	1,048.0	541.0
Total liabilities and stockholders’ equity	$1,521.7	$828.7
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
($ in millions, except share and per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue
Net earned premium	$21.5	$10.5	$51.6	$65.0
Ceding commission income	12.3	7.0	31.9	7.4
Net investment income	0.6	0.2	1.0	1.3
Commission and other income	1.3	0.1	2.9	0.2
Total revenue	35.7	17.8	87.4	73.9
Expense
Loss and loss adjustment expense, net	17.5	6.7	47.0	45.4
Other insurance expense	6.3	3.5	16.3	10.8
Sales and marketing	42.2	22.2	104.4	57.5
Technology development	14.3	5.3	35.4	13.0
General and administrative	19.6	10.6	49.5	34.6
Total expense	99.9	48.3	252.6	161.3
Loss before income taxes	(64.2)	(30.5)	(165.2)	(87.4)
Income tax expense	2.2	0.4	5.8	1.0
Net loss	$(66.4)	$(30.9)	$(171.0)	$(88.4)
Other comprehensive income, net of tax
Unrealized (loss) gain on investments	(0.8)	0.4	(1.2)	0.6
Foreign currency translation adjustment	—	—	(0.5)	—
Comprehensive loss	$(67.2)	$(30.5)	$(172.7)	$(87.8)
Per share data:
Net loss per share attributable to common stockholders – basic and diluted	$(1.08)	$(0.57)	$(2.80)	$(3.41)
Weighted average common shares outstanding – basic and diluted	61,580,145	53,997,315	61,086,238	25,935,362
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
($ in millions, except share amounts)
(Unaudited)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	56,774,294	$—	$859.8	$(320.6)	$1.8	541.0
Issuance of common stock upon closing of Follow-on Offering, net of underwriting discounts and commissions and offering costs of $22.8 million	—	—	4,018,647	—	640.3	—	—	640.3
Exercise of stock options	—	—	577,162	—	6.1	—	—	6.1
Stock-based compensation	—	—	—	—	6.1	—	—	6.1
Net loss	—	—	—	—	—	(49.0)	—	(49.0)
Other comprehensive loss	—	—	—	—	—	—	(0.8)	(0.8)
Balance as of March 31, 2021	—	$—	61,370,103	$—	$1,512.3	$(369.6)	$1.0	$1,143.7
Exercise of stock options	—	—	162,024	—	1.7	—	—	1.7
Stock-based compensation	—	—	—	—	11.9	—	—	11.9
Net loss	—	—	—	—	—	(55.6)	—	(55.6)
Other comprehensive loss	—	—	—	—	—	—	(0.1)	(0.1)
Balance as of June 30, 2021	—	$—	61,532,127	$—	$1,525.9	$(425.2)	$0.9	$1,101.6
Exercise of stock options and distribution of restricted stock units	—	—	83,497	—	0.9	—	—	0.9
Stock-based compensation	—	—	—	—	12.7	—	—	12.7
Net loss	—	—	—	—	—	(66.4)	—	(66.4)
Other comprehensive loss	—	—	—	—	—	—	(0.8)	(0.8)
Balance as of September 30, 2021	—	$—	61,615,624	$—	$1,539.5	$(491.6)	$0.1	$1,048.0
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (continued)
($ in millions, except share amounts)
(Unaudited)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	31,557,107	$480.2	11,271,228	$—	$15.7	$(198.3)	$0.1	$(182.5)
Exercise of stock options	—	—	54,374	—	—	—	—	—
Stock-based compensation	—	—	—	—	2.2	—	—	2.2
Contribution to the Lemonade Foundation	—	—	500,000	—	12.2	—	—	12.2
Net loss	—	—	—	—	—	(36.5)	—	(36.5)
Other comprehensive income	—	—	—	—	—	—	—	—
Balance as of March 31, 2020	31,557,107	$480.2	11,825,602	$—	$30.1	$(234.8)	$0.1	$(204.6)
Exercise of stock options	—	—	30,562	—	0.1	—	—	0.1
Stock-based compensation	—	—	—	—	2.4	—	—	2.4
Release of shares upon repayment	—	—	513,537	—	1.3	—	—	1.3
Net loss	—	—	—	—	—	(21.0)	—	(21.0)
Other comprehensive income	—	—	—	—	—	—	0.2	0.2
Balance as of June 30, 2020	31,557,107	$480.2	12,369,701	$—	$33.9	$(255.8)	$0.3	$(221.6)
Conversion of convertible preferred stock to common stock upon closing of Initial Public Offering (IPO)	(31,557,107)	(480.2)	31,557,107	—	480.2	—	—	480.2
Issuance of common stock upon closing of IPO, net of issuance costs and underwriting fees of $28.9 million	—	—	12,650,000	—	338.0	—	—	338.0
Exercise of stock options	—	—	7,221	—	0.2	—	—	0.2
Stock-based compensation	—	—	—	—	2.7	—	—	2.7
Net loss	—	—	—	—	—	(30.9)	—	(30.9)
Other comprehensive income	—	—	—	—	—	—	0.4	0.4
Balance as of September 30, 2020	—	$—	56,584,029	$—	$855.0	$(286.7)	$0.7	$569.0
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)
(Unaudited)
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(171.0)	$(88.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2.5	1.1
Stock-based compensation	30.7	7.3
Amortization of discount on bonds	(1.5)	(0.4)
Provision for bad debts	3.8	1.4
Common shares contribution to the Lemonade Foundation	—	12.2
Changes in operating assets and liabilities:
Premium receivable	(46.9)	(30.1)
Reinsurance recoverable	(21.8)	(21.9)
Prepaid reinsurance premium	(58.9)	(85.2)
Deferred acquisition costs	(2.5)	(1.5)
Other assets	(15.0)	(11.4)
Unpaid loss and loss adjustment expense	27.7	11.5
Unearned premium	79.4	47.3
Trade payables	1.6	0.3
Funds held for reinsurance treaties	35.0	52.4
Deferred ceding commissions	13.7	20.9
Ceded premium payable	11.8	14.0
Other liabilities and accrued expenses	16.7	(0.5)
Net cash used in operating activities	(94.7)	(71.0)
Cash flows from investing activities:
Proceeds from short-term investments sold or matured	—	55.0
Proceeds from bonds sold or matured	7.9	2.2
Cost of short-term investments acquired	(107.5)	(14.9)
Cost of bonds acquired	(700.1)	(2.9)
Purchases of property and equipment	(7.4)	(3.1)
Net cash (used in) provided by investing activities	(807.1)	36.3
Cash flows from financing activities:
Proceeds from Initial Public Offering and Follow-on Offering, net of underwriting discounts and commissions and offering costs	640.3	338.0
Proceeds from release of shares upon repayment	—	1.3
Proceeds from stock exercises	8.7	0.3
Net cash provided by financing activities	649.0	339.6
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1.0	0.5
Net (decrease) increase in cash, cash equivalents and restricted cash	(251.8)	305.4
Cash, cash equivalents and restricted cash at beginning of period	571.4	270.3
Cash, cash equivalents and restricted cash at end of period	$319.6	$575.7
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$2.1	$1.1
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.
Nature of the Business

Lemonade, Inc. is a public benefit corporation organized under Delaware law on June 17, 2015. It provides certain personnel, facilities and services to each of its subsidiaries (together with Lemonade, Inc., the “Company”), all of which are 100% owned, directly or indirectly, by Lemonade, Inc. For the list of the Company’s US and EU subsidiaries, see Note 1 — Nature of the Business, of the audited consolidated financial statements and related notes thereto for the year ended December 31, 2020 as contained in the Company’s Annual Report on Form 10-K for the year ending December 31, 2020 (the “Annual Report on Form 10-K”) for more complete descriptions and discussions.
2.
Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation. All foreign currency amounts in the condensed consolidated statement of operations and comprehensive loss have been translated using an average rate for the reporting period. All foreign currency balances in the balance sheet have been translated using the spot rate at the end of the reporting period. All figures expressed, except share amounts, are in U.S. dollars in millions.
Risk and Uncertainties
The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company did not see a material impact on its results of operations for the three and nine months ended September 30, 2021 due to the COVID-19 pandemic, the Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s financial condition and results of operations, business operations, and workforce.
Unaudited interim financial information
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of its financial position and its results of operations, changes in stockholders’ equity (deficit) and cash flows. The condensed consolidated balance sheet at December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2020 contained in the Company’s Annual Report on Form 10-K.
3.
Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in the Company’s condensed consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, reinsurance recoverables on unpaid losses, valuation allowance on deferred tax assets and valuation on stock-based compensation prior to the Company’s Initial Public Offering (the “IPO”).
4.
Summary of Significant Accounting Policies

Cash, cash equivalents and restricted cash
The following represents the Company’s cash, cash equivalents and restricted cash as of September 30, 2021 and December 31, 2020 ($ in millions):
	September 30, 2021	December 31, 2020
Cash and cash equivalents	$319.4	$570.8
Restricted cash	0.2	0.6
Total cash, cash equivalents and restricted cash	$319.6	$571.4
Cash and cash equivalents consist primarily of bank deposits and money market accounts with maturities of three months or less at the date of acquisition and are stated at cost, which approximates fair value. The Company’s restricted cash relates to security deposits for office leases in Israel. The carrying value of restricted cash approximates fair value.
Deferred offering costs
The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction to the carrying value of stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of such offering. In connection with the IPO, the Company incurred total offering costs of $32.4 million, of which $28.9 million was recorded as a reduction to gross proceeds, and $3.5 million was recognized as a component of general and administrative expense in 2019. On January 14, 2021, the Company completed a Follow-on Offering of common stock, as defined and discussed in detail in Note 9, which generated net proceeds of $525.7 million, after deducting underwriting discounts and offering costs. On February 1, 2021, the underwriters exercised their option to purchase additional shares, and generated additional net proceeds to us of $114.6 million. Deferred offering costs from the Follow-on Offering amounted to $0.4 million.
Recent accounting pronouncements
The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.
The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.
ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, simplifies the various aspects related to accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and clarifies and amends the existing guidance to improve consistent application. The adoption of ASU 2019-12 beginning January 1, 2021 did not have a material impact on our condensed consolidated financial statement and related disclosures.
In February 2016, the FASB issued Leases (Topic 842) (“ASU 2016-02”), whereby a lessee will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. ASU 2016-02 is effective for the Company’s annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of the new standard is expected to result in the recognition of additional lease liabilities and right-of-use assets as of January 1, 2022. The Company is evaluating the potential impact of this pronouncement.
In June 2016, the FASB issued Financial Instruments — Credit Losses, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 will change the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, held-to-maturity debt securities, premium receivables, and reinsurance recoverable. The valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This methodology is referred to as the current expected credit loss model. ASU 2016-13 requires a valuation allowance to be calculated on these financial assets, as well as available for sale securities, and that they be presented on the financial statements net of the valuation allowance. ASU 2016-13 is effective for the Company’s annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its financial condition and results of operations, with a primary focus on its reinsurance recoverable.
Reclassification
Certain accounts in the prior period financial statements were reclassified to conform with the current period presentation.
5.
Investments

Unrealized gains and losses
The following tables present cost or amortized cost and fair values of investment in fixed maturities as of September 30, 2021 and December 31, 2020 ($ in millions):
	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
September 30, 2021
Corporate debt securities	$588.0	$—	$(0.9)	$587.1
U.S. Government obligations	110.0	0.1	(0.2)	109.9
Municipal securities	0.6	—	—	0.6
Total	$698.6	$0.1	$(1.1)	$697.6
December 31, 2020
Corporate debt securities	$—	$—	$—	$—
U.S. Government obligations	6.4	0.2	—	6.6
Municipal securities	—	—	—	—
Total	$6.4	$0.2	$—	$6.6
Gross unrealized losses amounted to $1.1 million as of September 30, 2021 and less than $0.1 million as of December 31, 2020. Gross unrealized gains and losses were recorded as a component of accumulated other comprehensive income.
Contractual maturities of bonds
The following table presents the cost or amortized cost and estimated fair value of investments in fixed maturities as of September 30, 2021 by contractual maturity ($ in millions). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	September 30, 2021
	Cost or Amortized Cost	Fair Value
Due in one year or less	$31.0	$31.0
Due after one year through five years	667.6	666.6
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$698.6	$697.6
Net investment income
An analysis of net investment income follows ($ in millions):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest on cash and cash equivalents	$0.1	$0.1	$0.4	$0.9
Fixed maturities	0.6	0.1	0.7	0.1
Short-term investments	—	—	—	0.3
	0.7	$0.2	1.1	1.3
Investment expense	0.1	—	0.1	—
Net investment income	$0.6	$0.2	$1.0	$1.3
Investment gains and losses
The Company had pre-tax net realized capital losses of $0.2 million for the three and nine months ended September 30, 2021. There were no pre-tax net realized capital gains or losses for the three and nine months ended September 30, 2020.
Aging of gross unrealized losses
The following table presents the gross unrealized losses and related fair values for the Company’s investment in fixed maturities, grouped by duration of time in a continuous unrealized loss position as of September 30, 2021 and December 31, 2020 ($ in millions):
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
September 30, 2021
Corporate debt securities	$504.8	$(0.9)	$—	$—	$504.8	$(0.9)
U.S. Government obligations	103.9	(0.2)	—	—	103.9	(0.2)
Municipal securities	—	—	—	—	—	—
Total	$608.7	$(1.1)	$—	$—	$608.7	$(1.1)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2020
Corporate debt securities	$—	$—	$—	$—	$—	$—
U.S. Government obligations	—	—	—	—	—	—
Municipal securities	—	—	—	—	—	—
Total	$—	$—	$—	$—	$—	$—
Gross unrealized losses for investment in fixed maturities for twelve months or more was less than $0.1 million for both September 30, 2021 and December 31, 2020.
The gross unrealized investment losses as of September 30, 2021 and December 31, 2020, were deemed to be temporary, based on, among other things:
•
the duration of time and the relative magnitude to which fair values of these investments have been below their amortized cost was not indicative of an other than temporary impairment loss;

•
the absence of compelling evidence that would cause the Company to call into question the financial condition or near-term prospects of the issuer of the investment; and

•
the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Company may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology the Company uses to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral, and unfavorable changes in economic conditions or social trends, interest rates or credit ratings.
As of September 30, 2021, one of the investments in fixed maturities was held in unrealized loss position for 12 months or more, and none as of December 31, 2020.
6.
Fair Value Measurements

The following tables present the Company’s fair value hierarchy for financial assets and liabilities measured as of September 30, 2021 and December 31, 2020 ($ in millions):
	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debt securities	$—	$587.1	$—	$587.1
U.S. Government obligations	—	109.9	—	109.9
Municipal securities	—	0.6	—	0.6
Fixed maturities	—	$697.6	—	$697.6
Short term investments	—	107.5	—	107.5
Total	$—	$805.1	$—	$805.1

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debt securities	$—	$—	$—	$—
U.S. Government obligations	—	6.6	—	6.6
Municipal securities	—	—	—	—
Fixed maturities	—	6.6	—	6.6
Short term investments	—	—	—	—
Total	$—	$6.6	$—	$6.6
The fair value of all our different classes of Level 2 fixed maturities and short-term investments are estimated by using quoted prices from a third-party valuation service provider to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments.
There were no transfers between Level 1, Level 2, or Level 3 during September 30, 2021 and December 31, 2020, respectively.
7.
Unpaid Loss and Loss Adjustment Expense

The following table presents the activity in the liability for unpaid loss and loss adjustment expense (“LAE”) for the nine months ended September 30, 2021 and 2020 ($ in millions):
	Nine Months Ended September 30,
	2021	2020
Unpaid loss and LAE at beginning of period	$46.3	$28.2
Less: Reinsurance recoverable at beginning of period(1)	36.3	18.5
Net unpaid loss and LAE at beginning of period	10.0	9.7
Add: Incurred loss and LAE, net of reinsurance, related to:
Current year	47.3	44.1
Prior years	(0.3)	1.3
Total incurred	47.0	45.4
Deduct: Paid loss and LAE, net of reinsurance, related to:
Current year	32.3	36.4
Prior years	6.3	11.0
Total paid	38.6	47.4
Unpaid loss and LAE, net of reinsurance recoverable, at end of period	18.4	7.7
Reinsurance recoverable at end of period(1)	55.6	32.0
Unpaid loss and LAE, gross of reinsurance recoverable, at end of period	$74.0	$39.7

(1)
Reinsurance recoverable in this table includes only ceded unpaid loss and LAE

Unpaid loss and LAE includes anticipated salvage and subrogation recoverable.
Considerable variability is inherent in the estimate of the reserve for losses and LAE. Although management believes the liability recorded for losses and LAE is adequate, the variability inherent in this estimate could result in changes to the ultimate liability, which may be material to stockholders’ equity. Additional variability exists due to accident year allocations of ceded amounts in accordance with reinsurance agreements, which is not expected to result in any changes to the ultimate liability. The Company had favorable development on net loss and LAE reserves of $0.3 million for the nine months ended September 30,

2021, and unfavorable development on net loss and LAE reserves of $1.3 million for the nine months ended September 30, 2020. No additional premiums or returned premiums have been accrued as a result of prior year effects.
For the nine months ended September 30, 2021, current accident year incurred loss and LAE included $6.9 million of net incurred loss and LAE from the severe winter storm that affected our customers in the states of Texas and Oklahoma. The net incurred loss and LAE from Winter Storm Uri as of September 30, 2021 represents the Company’s best estimates based upon information currently available.
Through June 30, 2021, the Company had proportional reinsurance contracts which cover all of the Company’s products and geographies, and transferred, or “ceded,” 75% of the premium to reinsurers (“Proportional Reinsurance Contracts”). In exchange, these reinsurers paid a ceding commission of 25% for every dollar ceded, in addition to funding all of the corresponding claims, or 75% of all claims. The Company opted to manage the remaining 25% of the business with alternative forms of reinsurance through non-proportional reinsurance contracts (“Non-Proportional Reinsurance Contracts”).
A portion of the Company’s proportional reinsurance program expired on June 30, 2021. The Company renewed the majority of the expiring reinsurance contracts at terms that are very similar to the prior agreements. As the business continues to grow and diversify, and with stability in our insurance results, the Company decreased the overall share of proportional reinsurance from 75% of premium to 70%. In addition, the Company purchased a new reinsurance program to protect against catastrophe risk in the U.S that exceed $60 million in losses. Other non-proportional reinsurance contracts were renewed with terms similar to the expiring contracts.
8.
Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses as of September 30, 2021 and December 31, 2020 consist of the following ($ in millions):
	September 30, 2021	December 31, 2020
Accrued advertising costs	$9.9	$6.8
Payable for securities	4.6	—
Premium taxes payable	4.3	3.2
Employee compensation payable	4.2	3.7
Income tax payable	3.9	0.3
Advance premium	2.7	—
Accrued professional fees	2.7	2.6
VAT payable	0.2	0.2
Other payables	3.0	1.9
Total other liabilities and accrued expenses	$35.5	$18.7

9.
Stockholders’ Equity

Common stock
The Company completed its IPO on July 2, 2020, in which the Company issued and sold 12,650,000 shares of its common stock at a public offering price of $29 per share, including 1,650,000 shares sold upon the exercise of the underwriter’s option to purchase additional shares. After underwriter discounts and commissions and other offering costs, net proceeds from the IPO were approximately $335.6 million.
In connection with the IPO, the Company’s outstanding convertible preferred stock converted into 31,557,107 shares of common stock. Upon conversion of the convertible preferred stock, the Company reclassified the carrying value of the preferred stock to common stock and additional paid in capital.
Upon closing of the IPO, the Company filed an amended and restated certificate of incorporation on July 7, 2020 with the Secretary of State of the State of Delaware to authorize the issuance of up to

200,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.
On January 14, 2021, the Company completed a Follow-on Offering of common stock (the “Follow-on Offering”), which resulted in the issuance and sale of 3,300,000 shares of common stock of the Company, and 1,524,314 shares of common stock by certain selling shareholders, and generated net proceeds to us of $525.7 million after deducting underwriting discounts and commissions and other offering costs. On February 1, 2021, the underwriters exercised their option to purchase additional shares, which resulted in the issuance and sale of an additional 718,647 shares of common stock of the Company, and generated additional net proceeds of $114.6 million to us after deducting underwriting discounts.
As of both September 30, 2021 and December 31, 2020, the Company was authorized to issue 200,000,000 shares of par value $0.00001 per share common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock is subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.
On February 18, 2020, the Company made a contribution of 500,000 newly issued shares of common stock to a related party, the Lemonade Foundation (see Note 13). In connection with the Follow-on Offering noted above, Lemonade Foundation sold 100,000 of the contributed shares of the Company.
Undesignated Preferred Stock
As of both September 30, 2021 and December 31, 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share. As of both September 30, 2021 and December 31, 2020, there were no shares of undesignated preferred stock issued or outstanding.
10.
Stock-based Compensation

Share option plans
2020 Incentive Compensation Plan
On July 2, 2020, the Company’s board of directors adopted and the Company’s stockholders approved the 2020 Incentive Compensation Plan (the “2020 Plan”), which became effective immediately prior to the effectiveness of the registration statement for the Company’s IPO on July 2, 2020. The 2020 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards.
The number of shares initially reserved for issuance under the 2020 Plan is 5,503,678 shares, inclusive of available shares previously reserved for issuance under the 2015 Incentive Share Option Plan, as amended and restated on September 4, 2019 (the “2015 Plan”). In addition, the number of shares reserved for issuance under the 2020 Plan is subject to increase for awards previously issued under the 2015 Plan which are forfeited or lapse unexercised. Annually, on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030, the reserve will be increased by an amount equal to the lesser of (A) 5% of the shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Company’s board of directors, provided that no more than 3,650,000 shares may be issued upon the exercise of incentive stock options. On January 1, 2021, the 2020 Plan was increased by 2,838,412 shares, equal to 5% of the aggregate number of outstanding common stock as of December 31, 2020. As of September 30, 2021, there were 5,733,902 shares of common stock available for future grants.
2020 Employee Stock Purchase Plan
On July 2, 2020, the Company’s board of directors adopted and the Company’s stockholders approved the 2020 Employee Stock Purchase Plan (the “2020 ESPP”), which became effective immediately prior to the effectiveness of the registration statement for the Company’s IPO on July 2, 2020. The total shares of common stock initially reserved for issuance under the 2020 ESPP is limited to 1,000,000 shares. In addition, the number of shares available for issuance under the 2020 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in and including 2030, by an amount equal to the lesser of (A) 1,000,000 shares, (B) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (C) such smaller number of shares as is determined by the board of directors. The board of directors or a committee of the board of directors will administer and will have authority to interpret the terms of the 2020 ESPP and determine eligibility of participants. On January 1, 2021, the 2020 ESPP was increased by 567,682 shares, equal to 1% of the aggregate number of outstanding common stock as of December 31, 2020. As of September 30, 2021, there were no shares of common stock issued under the 2020 ESPP.
2015 Incentive Share Option Plan
In July 2015, the Company adopted the 2015 Plan. The 2015 Plan has been amended and restated from time to time to increase the number of shares reserved for grant and to enable the grant of options to employees of the Company’s subsidiaries. Under the 2015 Plan, options to purchase common stock of the Company may be granted to employees, officers, directors and consultants of the Company. Each option granted can be exercised for one share of common stock of the Company. Options granted to employees generally vest over a period of no more than four years. The options expire ten years from the date of grant.
Pursuant to the 2015 Plan, the Company had reserved 7,312,590 shares of common stock for issuance. Effective immediately upon the approval of the 2020 plan, the remaining shares of common stock available for future grant under the 2015 Plan were transferred to the 2020 Plan. As of September 30, 2021, there were no shares of common stock available for future grant under the 2015 Plan. Subsequent to the approval of the 2020 Plan, no additional grants will be made under the 2015 Plan and any outstanding awards under the 2015 Plan will continue with their original terms.
Options granted to employees and non-employees
The fair value of each option granted for the nine months ended September 30, 2021 and 2020 is estimated on the date of grant using the Black-Scholes model based on the following assumptions:
	Nine Months Ended September 30,
	2021	2020
Weighted average expected term (years)	6.1	6.1
Risk-free interest rate	1.3%	0.8%
Volatility	49%	40%
Expected dividend yield	0%	0%
Expected volatility is calculated based on implied volatility from market comparisons of certain publicly traded companies and other factors. The expected term of options granted is based on the simplified method, which uses the midpoint between the vesting date and the contractual term in accordance with ASC 718, “Compensation — Stock Compensation”. The risk-free interest rate is based on observed interest rates appropriate for the term of the Company’s stock options. The dividend yield assumption is based on the Company’s historical and expected future dividend payouts and may be subject to substantial change in the future.
The following tables summarize activity of stock options and restricted stock units (“RSUs”) ($ in millions, except for number of options and weighted average amounts):

Stock options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	4,944,711	$20.50	8.30	$506.58
Granted	2,319,085	91.13
Exercised	(810,575)	10.68
Cancelled	(420,423)	49.50
Outstanding as of September 30, 2021	6,032,798	$46.58	8.38	$177.06
Options exercisable as of September 30, 2021	1,953,806	$15.52	7.21	$101.42
Options unvested as of September 30, 2021	4,078,992	$61.45	8.94	$75.64
On July 28, 2021, the Board of Directors of the Company approved the reduction in exercise price of certain options granted to employees in the beginning of 2021, with original exercise price ranging from $142.64 to $159.02 and were each repriced at an exercise price of $90.70 per share. Incremental compensation expense resulting from the repricing was $3.0 million, and compensation expense amounted to $0.6 million and $0.6 million during the three and nine months ended September 30, 2021, respectively. There were no changes in the vesting schedule or maturity term of the options.
Restricted Stock Units
	Number of shares	Grant Date Fair Value
Outstanding as of December 31, 2020	—	$—
Granted	144,254	109.50
Vested	(12,108)	159.02
Cancelled	(1,905)	157.76
Outstanding as of September 30, 2021	130,241	$104.19
Stock-based compensation expense
Stock-based compensation expense from stock options and RSUs granted included and classified in the condensed consolidated statements of operations for the nine months ended September 30, 2021 and 2020 is as follows ($ in millions):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Loss and loss adjustment expense, net	$0.3	$0.1	$1.0	$0.2
Other insurance expense	0.4	0.1	0.8	0.5
Sales and marketing	1.4	0.8	3.8	2.1
Technology development	5.3	0.8	12.8	2.1
General and administrative	5.3	0.9	12.3	2.4
Total stock-based compensation expense	$12.7	$2.7	$30.7	$7.3
Stock-based compensation expense classified by award type as included in the condensed consolidated statements of operations is as follows ($ in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options	$12.0	$2.7	$28.0	$7.3
RSUs	0.7	—	2.7	—
Total stock-based compensation expense	$12.7	$2.7	$30.7	$7.3
The total unrecognized expense granted to employees and non-employees outstanding at September 30, 2021 was $104.7 million for the stock options and $12.4 million for the RSUs, with a remaining weighted-average vesting period of 1.4 years for the stock options and 1.7 years for the RSUs.
11.
Income Taxes

Effective tax rates
The consolidated effective tax rate for the nine months ended September 30, 2021 and 2020 was (3.5)% and (1.1)%, respectively. The change in effective tax rate over the two periods was predominantly reflective of the change in profit before tax of its wholly-owned subsidiaries in Israel and the Netherlands. The Company believes that as of September 30, 2021, it had no material uncertain tax positions. Interest and penalties related to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable.
There were no material liabilities for interest and penalties accrued as of September 30, 2021.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. In addition, governments around the world have enacted or implemented various forms of tax relief in measures in response to the economic conditions due to the COVID-19 pandemic. As of September 30, 2021, the Company has determined that neither the CARES Act nor changes to income tax laws or regulations in other jurisdictions had a significant impact on the Company’s effective tax rate.
12.
Net Loss per Share

Net loss per share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net loss attributable to common stockholders ($ in millions)	$(66.4)	$(30.9)	$(171.0)	$(88.4)
Denominator:
Weighted average common shares outstanding – basic and diluted	61,580,145	53,997,315	61,086,238	25,935,362
Net loss per share attributable to common stockholders – basic and diluted	$(1.08)	$(0.57)	$(2.80)	$(3.41)
The Company’s potentially dilutive securities, which include stock options, unvested RSUs and preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded unvested RSUs and outstanding options to purchase common stock of 6,163,039 and 4,814,924 for the nine months ended September 30, 2021 and 2020, respectively, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect.

13.
Related Party Transactions

The Company uses the services of a travel agency owned by a relative of one of the Company’s key stockholders. The Company incurred less than $0.1 million of travel related expenses during the three and nine months ended September 30, 2021. Travel expenses was less than $0.1 million during the three months ended September 30, 2020 and $0.1 million during the nine months ended September 30, 2020.
The Company has historically leased office spaces in the United States and The Netherlands from an affiliate. Rental expense amounted to less than $0.1 million for the three and nine months ended September 30, 2021, and less than $0.1 million for the three months ended September 30, 2020 and $0.1 million for the nine months ended September 30, 2020. There were no outstanding amounts due to or from related parties as of September 30, 2021 and December 31, 2020.
The Company’s Chief Executive Officer and the Company’s President and Chief Operating Officer, both of whom are also members of the Company’s board of directors, are the two sole members of the board of directors of the Lemonade Foundation. Effective July 2021, the Company’s President and Chief Operating Officer became the Company’s Co-Chief Executive Officer. The Company contributed 500,000 shares of common stock with a fair market value of $24.36 per share (see Note 9). The Company recorded $12.2 million of non-cash expense within general and administrative expense in connection with this contribution for the year ended December 31, 2020. In connection with the Follow-on Offering as discussed in Note 9, Lemonade Foundation sold 100,000 shares of the contributed shares of the Company. As of September 30, 2021, there were no outstanding amounts due to or from the Lemonade Foundation.
14.
Commitments and Contingent Liabilities

Litigation
The Company is occasionally a party to routine claims or litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.
Lease commitments
The Company and its subsidiaries lease their facilities under various operating lease agreements. The Company’s headquarters in New York is under a lease that expires in November 2022, and in November 2021 the lease agreement was modified to extend the lease term to November 2025. The Company’s Israel based operations is under a lease that expires in July 2026. The Company’s office space in Scottsdale, Arizona is under a lease that expires in November 2024.
Aggregate minimum rental commitments under non-cancelable leases at September 30, 2021 are as follows ($ in millions):
2021 (remaining three months)	$1.3
2022	5.0
2023	2.8
2024	2.8
2025 and thereafter	4.2
$16.1
Expenses for lease of facilities for the three and nine months ended September 30, 2021 were $1.3 million and $3.4 million, respectively, and for the three and nine months ended September 30, 2020 were $0.9 million and $2.8 million, respectively, and are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.
Charges and guarantees
The Company provided guarantees with respect to office leases in an aggregate amount of $0.2 million as of September 30, 2021 and $0.6 million as of December 31, 2020.

15.
Geographical Breakdown of Gross Written Premium

The Company has a single reportable segment and offers insurance coverage under the homeowners multi-peril and inland marine lines of business. Gross written premium by jurisdiction are as follows ($ in millions):
Jurisdiction	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
	Amount	% of GWP	Amount	% of GWP	Amount	% of GWP	Amount	% of GWP
California	$29.0	24.8%	$15.6	21.9%	$70.4	25.0%	$34.9	22.4%
Texas	21.7	18.6%	15.9	22.3%	55.4	19.6%	36.5	23.4%
New York	14.3	12.2%	8.6	12.1%	35.2	12.5%	18.8	12.1%
Georgia	4.9	4.2%	3.8	5.3%	12.9	4.6%	8.7	5.6%
Illinois	5.0	4.3%	3.4	4.8%	12.1	4.3%	7.6	4.9%
New Jersey	5.3	4.5%	3.0	4.2%	12.1	4.3%	6.1	3.9%
Pennsylvania	3.3	2.8%	2.0	2.8%	7.4	2.6%	3.8	2.4%
Colorado	3.1	2.7%	1.5	2.1%	6.5	2.3%	3.0	1.9%
Virginia	2.6	2.2%	1.4	2.0%	6.0	2.1%	2.7	1.7%
Michigan	2.4	2.1%	2.0	2.8%	5.9	2.1%	4.4	2.8%
All other	25.2	21.6%	14.0	19.7%	58.2	20.6%	29.5	18.9%
	$116.8	100.0%	$71.2	100.0%	$282.1	100.0%	$156.0	100.0%

16.
Subsequent Events

On November 8, 2021, Lemonade entered into a definitive agreement (“Agreement”) to acquire Metromile, Inc. (“Metromile’). Pursuant to the terms of the Agreement, the Company will acquire 100% of the equity of Metromile, through an all stock transaction that implies a fully diluted equity value of $500.0 million, or over $200.0 million net of cash (based upon the conversion ratio of 19 shares of Metromile for 1 share of Lemonade). The transaction is expected to close in the second quarter of 2022 subject to customary closing conditions, including stockholder approval of Metromile.
Metromile is a leading digital insurance platform in the United States with primary focus on data science on personalized auto insurance policies. Metromile also offers cloud-based software as a service that automates claims through its subsidiary.

LEMONADE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in millions, except share and per share amounts)
	December 31,
	2020	2019
Assets
Investments
Fixed maturities available-for-sale, at fair value (amortized cost: $6.4 million and $5.8 million as of December 31, 2020 and 2019)	$6.6	$5.9
Short-term investments	—	54.7
Total investments	6.6	60.6
Cash, cash equivalents and restricted cash	571.4	270.3
Premium receivable, net of allowance for doubtful accounts of $0.5 million and $0.2 million as of December 31, 2020 and 2019	86.1	54.1
Reinsurance recoverable	49.0	20.3
Prepaid reinsurance premium	91.3	1.0
Deferred acquisition costs	3.5	1.8
Property and equipment, net	5.7	3.1
Intangible assets	0.6	0.6
Other assets	14.5	2.5
Total assets	$828.7	$414.3
Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Unpaid losses and loss adjustment expenses	$46.3	$28.2
Unearned premium	123.8	68.0
Trade payables	1.4	0.7
Funds held for reinsurance treaties	62.1	—
Other liabilities and accrued expenses	54.1	19.7
Total liabilities	287.7	116.6
Commitments and contingencies (Note 20)
Convertible preferred stock (Series Seed, A, B, C, and D), $0.00001 par value; no shares issued, authorized and outstanding as of December 31, 2020; 31,557,107 shares authorized, issued and outstanding as of December 31, 2019; aggregate liquidation preference of $0.0 million and $480.8 million on as of December 31, 2020 and 2019, respectively	—	480.2
Stockholders’ equity (deficit):
Common stock, $0.00001 par value, 200,000,000 shares and 52,000,000 shares authorized as of December 31, 2020 and 2019 , respectively; 56,774,294 shares and 11,784,765 shares issued and 56,774,294 shares and 11,271,228 shares outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	859.8	15.7
Accumulated deficit	(320.6)	(198.3)
Accumulated other comprehensive income	1.8	0.1
Total stockholders’ equity (deficit)	541.0	(182.5)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$828.7	$414.3
The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
($ in millions, except share and per share amounts)
	Year Ended December 31,
	2020	2019	2018
Revenue
Net earned premium	$77.3	$63.8	$21.2
Ceding commission income	15.3	—	—
Net investment income	1.5	3.4	1.3
Commission and other income	0.3	0.1	—
Total revenue	94.4	67.3	22.5
Expense
Loss and loss adjustment expense, net	54.7	45.8	15.2
Other insurance expense	14.4	9.6	4.2
Sales and marketing	80.4	88.5	41.7
Technology development	19.4	9.8	4.7
General and administrative	46.3	21.5	9.3
Total expense	215.2	175.2	75.1
Loss before income taxes	(120.8)	(107.9)	(52.6)
Income tax expense	1.5	0.6	0.3
Net loss	$(122.3)	$(108.5)	$(52.9)
Other comprehensive income, net of tax
Unrealized gain on investments	0.1	0.1	—
Foreign currency translation adjustment	1.6	—	$—
Comprehensive loss	$(120.6)	$(108.4)	$(52.9)
Per share data:
Net loss per share attributable to common stockholders – basic and diluted	$(3.63)	$(9.75)	$(4.84)
Weighted average common shares outstanding – basic and diluted	33,654,828	11,124,397	10,931,776
The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
($ in millions, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2017	15,671,730	$60.4	10,887,059	$—	$8.5	$(36.9)	$—	$(28.4)
Issuance of Series C Preferred stock, net of issuance costs of $0.2 million	8,700,224	119.8	—	—	—	—	—	—
Exercise of stock options	—	—	34,125	—	—	—	—	—
Repayment of partial recourse loan	—	—	62,500	—	0.1	—	—	0.1
Exercise of Series A Preferred stock warrants	73,601	0.6	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	2.1	—	—	2.1
Net loss	—	—	—	—	—	(52.9)	—	(52.9)
Balance as of December 31, 2018	24,445,555	180.8	10,983,684	—	10.7	(89.8)	—	(79.1)
Issuance of Series C Preferred stock, net of issuance costs of $0.0 million	3,622	—	—	—	—	—	—	—
Issuance of Series D Preferred stock, net of issuance costs of $0.6 million	7,107,930	299.4	—	—	—	—	—	—
Repayment of partial recourse loan	—	—	105,487	—	0.2	—	—	0.2
Exercise of stock options	—	—	182,057	—	0.5	—	—	0.5
Stock-based compensation	—	—	—	—	4.3	—	—	4.3
Net loss	—	—	—	—	—	(108.5)	—	(108.5)
Other comprehensive income	—	—	—	—	—	—	0.1	0.1
Balance as of December 31, 2019	31,557,107	$480.2	11,271,228	$—	$15.7	$(198.3)	$0.1	$(182.5)
The accompanying notes are an integral part of the consolidated financial statements

LEMONADE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (continued)
($ in millions, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	31,557,107	$480.2	11,271,228	$—	$15.7	$(198.3)	$0.1	$(182.5)
Conversion of convertible preferred stock to common stock upon closing of initial public offering	(31,557,107)	(480.2)	31,557,107	—	480.2	—	—	480.2
Issuance of common stock upon closing of initial public offering, net of issuance costs and underwriting fees of $31.3 million	—	—	12,650,000	—	338.0	—	—	338.0
Contribution to the Lemonade Foundation	—	—	500,000	—	12.2	—	—	12.2
Release of shares upon repayment	—	—	513,537		1.3			1.3
Exercise of stock options	—	—	282,422	—	1.8	—	—	1.8
Stock-based compensation	—	—	—	—	10.6	—	—	10.6
Net loss	—	—	—	—	—	(122.3)	—	(122.3)
Other comprehensive income	—	—	—	—	—	—	1.7	1.7
Balance as of December 31, 2020	—	$—	56,774,294	$—	$859.8	$(320.6)	$1.8	$541.0
The accompanying notes are an integral part of the consolidated financial statements

LEMONADE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)
	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$(122.3)	$(108.5)	$(52.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1.7	0.6	0.1
Stock-based compensation	10.6	4.3	2.1
Change in fair value of warrant liability	—	—	0.2
Amortization of discount on bonds	(0.4)	(0.5)	—
Provision for bad debt	2.2	0.9	—
Common shares contribution to Lemonade Foundation	12.2	—	—
Unrealized loss on money market funds	0.1	—	—
Changes in operating assets and liabilities:
Premium receivable	(34.2)	(29.1)	(20.0)
Reinsurance recoverable	(28.7)	(8.5)	(8.9)
Prepaid reinsurance premium	(90.3)	0.5	(0.8)
Deferred acquisition costs	(1.7)	(1.2)	(0.5)
Other assets	(12.0)	(1.1)	(0.4)
Unpaid losses and loss adjustment expenses	18.1	15.1	11.0
Unearned premium	55.8	40.3	21.4
Trade payables	0.7	(0.8)	0.2
Funds held for reinsurance treaties	62.1	—	—
Other liabilities and accrued expenses	34.4	9.9	7.7
Net cash used in operating activities	(91.7)	(78.1)	(40.8)
Cash flows from investing activities:
Proceeds from short-term investments sold or matured	70.0	21.0	20.9
Proceeds from bonds sold or matured	2.3	1.0	—
Cost of short-term investments acquired	(14.9)	(69.2)	(13.8)
Cost of bonds acquired	(2.9)	(3.5)	—
Purchases of property and equipment	(4.4)	(2.7)	(0.7)
Purchases of intangible assets	—	(0.6)	—
Net cash provided by (used in) investing activities	50.1	(54.0)	6.4
Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discount and offering costs	338.0	—	—
Proceeds from release of shares upon repayment	1.3	—	—
Issuance of Preferred stock, net	—	299.4	119.8
Proceeds from stock exercises	1.8	0.7	0.1
Net cash provided by financing activities	341.1	300.1	119.9
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1.6	(0.1)	—
Net increase in cash, cash equivalents and restricted cash	301.1	167.9	85.5
Cash, cash equivalents and restricted cash at beginning of year	270.3	102.4	16.9
Cash, cash equivalents and restricted cash at end of year	$571.4	$270.3	$102.4
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1.6	$0.5	$0.2
The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of the Business
Lemonade, Inc. is a public benefit corporation organized under Delaware law on June 17, 2015. It provides certain personnel, facilities and services to each of its subsidiaries (together with Lemonade, Inc., the “Company”), all of which are wholly-owned, directly or indirectly, by Lemonade, Inc. The Company consists of the following entities, which support Lemonade, Inc.’s U.S. and E.U. operations: (1) Lemonade Insurance Company, an insurance corporation organized under New York law; this company issues insurance policies and pays claims; it is licensed and regulated as a stock property and casualty insurance company in New York and in all other states where the Company’s insurance products are available; (2) Lemonade Insurance Agency, LLC, a limited liability company organized under New York law; this company is licensed as an insurance agent in New York and in all other states where the Company’s insurance products are available and it acts as the distribution and marketing agent for Lemonade Insurance Company and provides certain underwriting and claims services, and receives a fixed percentage of premium for doing so; it also acts as agent for other insurance companies in distributing their insurance, for which it receives various percentages of premium; (3) Lemonade Ltd., a company organized under the laws of Israel; this company provides technology, research and development, management, marketing and other services to the companies in the group, charged on a “cost plus” basis; (4) Lemonade Insurance N.V., a public limited company organized under the laws of the Netherlands; (5) Lemonade Agency B.V., a Netherlands private limited liability company, (6) Lemonade B.V., a Netherlands private limited liability company; and (7) Lemonade Life Insurance Agency, LLC, a limited liability company organized under the laws of Delaware; this company acts as the distribution and marketing agent for the sale and servicing of life insurance products.
2.   Basis of Presentation
The Company presents its financial statements on a consolidated basis including all of its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. All foreign currency amounts in the statements of operations and comprehensive loss have been translated using an average rate for the reporting period. All foreign currency balances in the balance sheet have been translated using the spot rate at the end of the year. All figures expressed, except share amounts, are represented in U.S. dollars in millions.
Risks and Uncertainties
The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company did not see a material impact on its results of operations for the year ended December 31, 2020 due to the COVID-19 pandemic, the Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s financial condition and results of operations, business operations and workforce.
3.   Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. All revisions to accounting estimates are recognized in the period in which the estimates are revised. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, reinsurance recoverable on unpaid losses, the fair values of investments, valuation allowance on deferred tax assets and the valuation of stock-based compensation.

4.   Summary of Significant Accounting Policies
Segment information
The Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker manages operations, allocates resources, and evaluates financial performance on a company-wide basis. The Company operates in one reporting segment within the United States and Europe, providing insurance products to customers through various sales channels.
Cash, cash equivalents and restricted cash
The following represents the Company’s cash, cash equivalents and restricted cash as of December 31, 2020 and 2019, ($ in millions).
	December 31,
	2020	2019
Cash and cash equivalents	$570.8	$270.0
Restricted cash	0.6	0.3
Total cash, cash equivalents and restricted cash	$571.4	$270.3
Cash consists primarily of cash on hand and bank deposits. Cash equivalents consist primarily of money market accounts with maturities of three months or less at the date of acquisition and are stated at cost, which approximates fair value. The Company’s restricted cash relates to security deposits for office leases in Israel. The carrying value of restricted cash approximates fair value.
Investments
Investments consist of bonds and short-term investments. The Company considers all of its marketable bonds as available-for-sale. Bonds consist of securities with an initial fixed maturity of more than one year. Bonds are principally carried at fair value. Unrealized gains and losses related to bonds are included in accumulated other comprehensive income as a separate component of stockholders’ equity (deficit). The discount or premium on bonds is amortized using the effective yield method. Short-term investments, which may include commercial paper, certificates of deposit, and fixed maturity investments with an initial maturity of one year or less, are carried at amortized cost, which approximates fair value.
The fair value of bonds is principally derived from market price data for identical assets from exchange or dealer markets and from market observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals. For certain bonds for which market prices are not readily available, market values are principally estimated using values obtained from independent pricing services, broker quotes and internal estimates.
Realized gains or losses on the sale of investments are determined on the basis of specific identification. In addition, where declines in the fair value of securities below cost or amortized cost were considered to be an other-than-temporary impairment (“OTTI”), a realized loss would be recorded for the difference between cost or amortized cost and estimated fair value of such securities. Estimates of fair value are subjective and actual realizations will be dependent upon future events.
The Company continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. The analysis of any individual security’s decline in value is performed in its functional currency.
Each reporting period, all securities are reviewed to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. The Company considers relevant facts and circumstances in evaluating whether a credit or interest rate related impairment of a security is other than temporary. Relevant facts and circumstances considered include:
•
the extent and length of time the fair value has been below cost;

•
the reasons for the decline in value; the financial position and access to capital of the issuer, including the current and future impact of any specific events; for structured securities, the adequacy of the expected cash flows; and

•
for fixed maturities, the Company’s intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity.

If management can assert that it does not intend to sell an impaired fixed maturity security and it is not more likely than not that it will have to sell the security before recovery of its amortized cost basis, then any other-than-temporary impairment identified is separated into two components: (i) the amount related to credit losses (recorded in earnings) and (ii) the amount related to all other factors (recorded in other comprehensive income). The credit-related portion of an OTTI is measured by comparing a security’s amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge to earnings is recorded to reduce the amortized cost of that security to fair value.
For debt securities in an unrealized loss position as of the end of each period which meet the criteria for evaluation, the Company develops a best estimate of the present value of expected cash flows to determine if it will recover all amounts due according to the contractual terms of the security in effect at the date of acquisition. If the Company determines that it will not recover all amounts due according to the contractual terms of the debt security as of the date of acquisition, the Company records an OTTI loss in earnings equal to the difference between the present value of expected cash flows and the current amortized cost basis of the security.
In developing the expected recovery analysis for debt securities, the Company reviews business prospects, credit ratings and available information from asset managers and rating agencies for individual securities.
If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists.
Interest income, as well as prepayment fees and the amortization of the related premium or discount, is reported in net investment income. In periods subsequent to the recognition of OTTI loss for bonds, the Company generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security based on the amount and timing of estimated future cash flows.
Fair value of financial instruments
Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, a three-tiered hierarchy for inputs is used in management’s determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are market participant assumptions based on market data obtained from sources independent of the Company. Unobservable inputs are the reporting entity’s own assumptions about market participant assumptions based on the best information available under the circumstances. In assessing the appropriateness of using observable inputs in making its fair value determinations, the Company considers whether the market for a particular security is “active” or not based on all the relevant facts and circumstances.
To determine the fair value of its investments, the Company utilizes third-party valuation service providers to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments.
Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates and other market observable information, as applicable. The valuation models consider, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector and, when applicable, collateral quality and other issue or issuer specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.
As a basis for considering such assumptions, a three-tier value hierarchy is used in management’s determination of fair value based on the reliability and observability of inputs as follows:
Level 1 — Valuations are based on unadjusted quoted prices in active markets that the Company has the ability to access for identical, unrestricted assets and do not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis;
Level 2 — Valuations are based on direct and indirect observable inputs other than quoted market prices included in Level 1. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs;
Level 3 — Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Company’s fair value measurements include investments, preferred stock warrants and stock options.
Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such balances.
Premium receivable
Premium receivable is reported net of an allowance for estimated uncollectible premium amounts. Such allowance is based upon an ongoing review of amounts outstanding, length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. The Company recorded an allowance for doubtful accounts of $0.5 million and $0.2 million as of December 31, 2020 and 2019, respectively.
Reinsurance
Reinsurance is used to mitigate the exposure to losses, manage capacity and protect capital resources. Reinsuring loss exposures does not relieve the Company from its obligations to policyholders. Reinsurance recoverable, including amounts related to incurred but not reported claims (“IBNR”) and prepaid reinsurance premium, is reported as assets. To minimize exposure to losses related to a reinsurer’s inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no allowance for uncollectible reinsurance recoverable.
Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and loss adjustment expense (“LAE”) incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.
Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.
The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
Prepaid reinsurance premiums represents the unearned portion of premiums ceded to reinsurers. Funds held under reinsurance treaties represent amounts retained by the Company on behalf of the reinsurer based on terms of the reinsurance agreements.
Deferred acquisition costs
Direct acquisition expenses, which primarily consist of premium taxes, related to each policy the Company writes are deferred and amortized to expense in proportion to the premium earned, generally over a period of one year. Deferred acquisition costs are reviewed at least annually to determine their recoverability from future income. If any such costs are determined not to be recoverable they are charged to expense. Anticipated net loss and LAE and estimated remaining costs of servicing contracts are considered when evaluating recoverability of deferred acquisition costs. The amount of deferred acquisition costs amortized to income was $4.9 million, $2.1 million, and $0.7 million for the years ended December 31, 2020, 2019, and 2018 respectively, and are included in other insurance expense on the consolidated statements of operations and comprehensive loss.
Property and equipment, net
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets at the following rates:
Years
Computers and electronic equipment	3
Furniture and equipment	6
Leasehold improvements	Shorter of lease term or useful life
Capitalized internal use software
The Company defers certain costs related to the development of internal use software, which are incurred during the application development stage, and amortizes them over the software’s estimated useful life. The amounts capitalized include employee payroll and payroll-related costs directly associated with the development activities. The Company’s policy is to amortize capitalized costs using the straight-line method over the estimated useful life, which is currently two years, beginning when the software is substantially complete and ready for its intended use. Costs incurred in the preliminary and post-implementation stages of the Company’s products are expensed as incurred.
Intangible assets
Indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not greater than the carrying amount. The Company may elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, the Company will test for impairment using a quantitative process. If the Company determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenues of the Company and the resulting cash flows. As of December 31, 2020 and 2019, there were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable.
Unpaid loss and loss adjustment expense
The reserves for loss and LAE represent management’s best estimate of the ultimate cost of all reported and unreported loss incurred through the balance sheet date. Unpaid loss and LAE are based upon the assumption that past developments are an appropriate indicator of future events. The IBNR portion of unpaid loss and LAE is based on past experience and other factors. The methods of making such estimates and for establishing the resulting reserves are periodically reviewed and updated. Any resulting adjustments are reflected in income. Unpaid loss and LAE consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses. The Company reports its unpaid loss and LAE on an undiscounted basis.
The estimation of the liability for unpaid loss and LAE is inherently complex and subjective, especially in view of changes in the legal and economic environment, which impact the development of unpaid loss and LAE, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Therefore, there can be no assurance that the ultimate liability will not materially differ from amounts reserved with a resulting material effect on the operating results of the Company.
The unpaid loss and loss adjustment expense estimate is generally calculated by first projecting the ultimate cost of all claims that have been incurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. Therefore, the IBNR also includes provision for expected development on reported claims.
The Company’s actuarial analysis of the historical data provides the factors the Company uses in its actuarial analysis in estimating its loss and LAE reserves. These factors are measures over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, regulatory issues, and other subjective factors. The Company uses multiple actuarial methods in determining its estimates of the ultimate unpaid claim liabilities. Each of these methods require judgment and assumptions. The methods can include, but are not limited to:
•
Paid Development Method — uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•
Paid Bornhuetter-Ferguson Method — a combination of the Paid Development Method and the Expected Loss Method, the Paid Bornhuetter-Ferguson Method estimates ultimate losses by adding actual paid losses and projected future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•
Incurred Development Method — uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•
Incurred Bornhuetter — Ferguson Method — a combination of the Incurred Development Method and the Expected Loss Method, the Incurred Bornhuetter-Ferguson Method estimates ultimate losses by adding actual incurred losses and projected future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.
•
Expected Loss Method — utilizes an expected ultimate loss ratio based on historical experience adjusted for trends multiplied by earned premium to project ultimate losses.

For each method, losses are projected to the ultimate amount to be paid. The Company then analyzes the results and may emphasize or de-emphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the actuary’s point estimate for loss reserves.
Contingent liabilities
The Company accounts for its contingent liabilities in accordance with Accounting Standards Codification (ASC) Topic 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.
Preferred stock warrant liability
The Company classified warrants for the purchase of shares of its convertible preferred stock (see Notes 6 and 14) as a liability on its consolidated balance sheets as these warrants were freestanding financial instruments which underlying shares are contingently redeemable (upon a certain liquidation events) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrant liability, which consists of warrants for the purchase of Series A convertible preferred stock, was initially recorded at fair value upon the date of issuance and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of general and administrative expenses in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the warrants comprising the preferred stock warrant liability were recognized until each respective warrant was exercised (see Notes 6 and 14).
Comprehensive loss
Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders.
Employee related obligations
During 2019, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for employees based in the United States. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. The matching contributions made by the Company amounted to $0.5 million, $0.3 million and $0.0 million for the years ended December 31, 2020, 2019 and 2018.
Revenue
Premium is earned on a pro-rata basis over the term of the related insurance coverage. Unearned premium and prepaid reinsurance premium represent the portion of gross premium written and ceded premium written, respectively, related to the unexpired terms of related policies. Premium ceded to third party reinsurers is reported as a reduction of earned premium.
A premium deficiency is recognized if the sum of expected loss and loss adjustment expense, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premium. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency were greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company does not consider anticipated investment income when determining if a premium deficiency exists. There was no premium deficiency as of December 31, 2020 and 2019.
Net investment income represents interest earned from fixed maturity securities, short term securities and other investments, and gains or losses from sale of investments. Investment income is recorded as earned. Investment income consists primarily of interest income which is recognized on an accrual basis. Net investment income represents investment income, net of expenses.
Commission income consists of commissions earned on policies written on behalf of third-party insurance companies where the Company has no exposure to the insured risk. Such commission is recognized on the effective date of the associated policy.
Other income consists of fees collected from policyholders relating to installment premiums, and are recognized at the time each policy installment is billed.
Other insurance expense
Other insurance expense consists of the amortization of deferred acquisition costs and merchant processing fees. Other insurance expense also includes employee compensation, including stock-based compensation and benefits, of the Company’s underwriting teams, as well as allocated occupancy costs and related overhead based on headcount.
Sales and marketing
Sales and marketing includes third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing also includes associated employee compensation, including stock-based compensation and benefits, as well as allocated occupancy costs and related overhead based on headcount. Sales and marketing costs are expensed as incurred. Advertising expenses totaled $58.3 million, $76.0 million and $36.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Technology development
Technology development consists of employee compensation, including stock-based compensation and benefits, and expenses related to vendors engaged in product management, design, development and testing of the Company’s websites and products. Technology development also includes allocated occupancy costs and related overhead based on headcount. Technology development costs are expensed as incurred, except for costs that are capitalized related to internal-use software development projects which are subsequently depreciated over the expected useful life of the developed software.
General and administrative
General and administrative includes employee compensation, including stock-based compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, general and administrative includes outside legal, tax and accounting services, insurance, and allocated occupancy costs and related overhead based on headcount.
Accounting for stock-based compensation
The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation — Stock Compensation.” Stock options are mainly awarded to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The requisite service period for share options is generally four years. The Company recognizes forfeitures as they occur.
The Black-Scholes option-pricing model requires the Company to make a number of assumptions, including the value of the Company’s common stock, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of stock options. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bond yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends.
The fair value of common stock underlying the options was historically determined by the Company’s board of directors, with input from management, and considered third-party valuations of the Company’s common stock. Because there was no public market for the Company’s common stock, the board of directors determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. The Company’s board of directors determined the fair value of common stock based on valuations performed using the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”) subject to relevant facts and circumstances for the year ended December 31, 2019.
Foreign currency
Financial statement accounts expressed in foreign currencies are translated into U.S. dollars. Functional currency assets and liabilities are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income, net of any related taxes.
Income taxes
The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2020 and 2019, sufficient doubt existed over the Company’s ability to generate sufficient taxable income to realize its deferred income tax assets, and accordingly, the Company has provided a full valuation allowance against its deferred tax assets.
ASC 740, “Income Taxes” (“ASC 740”) clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company reviews all of its tax positions and makes a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The Company did not have any uncertain tax positions for the years ended December 31, 2020 and 2019.
The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. The Company did not incur any interest and penalties related to uncertain tax positions during the years ended December 31, 2020 and 2019. The Company did not record any liabilities for tax-related interest and penalties on its consolidated balance sheets as of December 31, 2020 and 2019.
Net loss per share
The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares.
The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities.
In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2020, 2019 and 2018.
Recent accounting pronouncements
The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.
The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.
Recently adopted accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”) “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)” and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This standard established the core principle of recognizing revenue to depict the transfer of promised goods and services and defines a five-step process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligations. Although the standard and all related amendments supersede nearly all existing revenue recognition guidance under GAAP, the guidance does not amend the accounting for insurance contracts recognized in accordance with ASC Topic 944, Financial Services — Insurance (“ASC 944”). The Company adopted the standard and all related amendments using the modified retrospective method, effective January 1, 2019. The Company’s primary sources of revenue are recognized in accordance with ASC 944 as such, revenue within the scope of the new standard primarily includes commission revenue. There was no material changes in the timing or measurement of revenues based upon the guidance. As a result, there was no cumulative effect on retained earnings.
In January 2016, the FASB issued Financial Instruments — Overall, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 affected the recognition, measurement, presentation, and disclosure of financial instruments. The guidance required equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee) and an assessment of a valuation allowance on deferred tax assets related to unrealized losses of available-for-sale debt securities in combination with other deferred tax assets. The Company adopted the standard and all related amendments prospectively, effective January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the financial condition and results of operations of the Company.
In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires restricted cash to be presented with cash and cash equivalents on the consolidated statements of cash flows and disclosure of how the consolidated statements of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. The Company adopted ASU 2016-18 as of January 1, 2019. Restricted cash is now included as a component of cash, cash equivalents and restricted cash on the Company’s consolidated statements of cash flows. Upon the adoption of ASU 2016-18, the amount of cash and cash equivalents previously presented on the consolidated statements of cash flows reflects the inclusion of restricted cash in the amount reported for changes in cash, cash equivalents and restricted cash. Additionally, as a result of the adoption, transfers between restricted and unrestricted cash are no longer presented as a component of the Company’s investing activities.
In June 2018, the FASB issued ASU 2018-07 “Compensation — Stock Compensation (Topic 718); Improvements to Nonemployee Share-Based Payment Accounting”. ASU 2018-07 simplifies the accounting for share-based payments made to nonemployees so the accounting for such payments is substantially the same as those made to employees. Under this ASU, share-based awards to nonemployees will be measured at fair value on the grant date of the awards, entities will need to assess the probability of satisfying performance conditions if any are present, and awards will continue to be classified according to ASC 718 upon vesting, which eliminates the need to reassess classification upon vesting, consistent with awards granted to employees. The Company adopted ASU 2018-07 on January 1, 2019, which had no impact on the consolidated financial statements as all share-based awards granted to nonemployees prior to adoption were fully vested.
Recently issued accounting pronouncements
In February 2016, the FASB issued Leases (Topic 842) (“ASU 2016-02”), whereby lessee’s will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In November 2019, the FASB issued Accounting Standards Update 2019-10-Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”). The ASU provides a framework to stagger effective dates for future major accounting standards and amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changed the effective date for ASU 2016-02 which now effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of the new standard is expected to result in the recognition of additional lease liabilities and right-of-use assets as of January 1, 2022. The Company is currently evaluating the potential impact of ASU 2016-02 on its financial condition and results of operations.
In June 2016, the FASB issued Financial Instruments — Credit Losses, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 will change the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, held-to-maturity debt securities, premium receivables, and reinsurance recoverable. The valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This methodology is referred to as the current expected credit loss model. ASU 2016-13 requires a valuation allowance to be calculated on these financial assets, as well as available for sale securities, and that they be presented on the financial statements net of the valuation allowance. In November 2019, the FASB issued Accounting Standards Update 2019-10-Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging

(Topic 815), and Leases (Topic 842): Effective Dates. The ASU provides a framework to stagger effective dates for future major accounting standards and amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changed the effective dates for ASU 2016-13 which is now effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of ASU 2016-13 on its financial condition and results of operations.
Reclassification
Certain accounts in the prior year financial statements were reclassified to conform with the current year presentation.
5.   Investments
The following tables present cost or amortized cost and fair values of investments at December 31, 2020 and 2019, respectively ($ in millions):
	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2020
U.S. Government obligations	$6.4	$0.2	$—	$6.6
Total	$6.4	$0.2	$—	$6.6
December 31, 2019
U.S. Government obligations	$5.8	$0.1	$—	$5.9
Total	$5.8	$0.1	$—	$5.9
Gross unrealized losses were less than $0.1 million for U.S. Government obligations as of December 31, 2020 and 2019. Gross unrealized gains and losses are recorded as a component of accumulated other comprehensive income.
Contractual maturities of bonds
The following table presents the cost or amortized cost and estimated fair value of bonds as of December 31, 2020 by contractual maturity ($ in millions). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	December 31, 2020
	Cost or Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one year through five years	6.4	6.6
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$6.4	$6.6

Aging of gross unrealized losses
The following tables present the gross unrealized losses and related fair values for the Company’s available-for-sale bond securities, grouped by duration of time in a continuous unrealized loss position, as of December 31, 2020 and 2019 ($ in millions):
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2020
U.S. Government obligations	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—
December 31, 2019
U.S. Government obligations	$0.2	$—	$2.2	$—	$2.4	$—
Total	$0.2	$—	$2.2	$—	$2.4	$—
Gross unrealized losses for U.S. Government obligations was less than $0.1 million for twelve months or more as of December 31, 2020 and 2019, respectively.
The gross unrealized investment losses as of December 31, 2020 and 2019, respectively, were deemed to be temporary, based on, among other things:
•
the duration of time and the relative magnitude to which fair values of these investments have been below their amortized cost was not indicative of an OTTI loss;

•
the absence of compelling evidence that would cause the Company to call into question the financial condition or near-term prospects of the issuer of the investment; and

•
the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Company may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology the Company uses to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral, and unfavorable changes in economic conditions or social trends, interest rates or credit ratings.
As of December 31, 2020, none of the debt securities held were in an unrealized loss position. As of December 31, 2019, the Company held a total of nine debt securities, four of which were in an unrealized loss position continuously for 12 months or more.
Special deposits
Bonds with a total carrying value of $6.5 million and $5.6 million at December 31, 2020 and 2019, respectively, which are included in fixed maturities available-for-sale on the balance sheets were deposited with various state insurance departments, as required, to comply with state insurance laws. The carrying value of bonds deposited with each respective state is as follows ($ in millions):
U.S. State	December 31,
	2020	2019
New York	$2.8	$2.1
Washington	1.2	1.1
Colorado	1.1	1.1
North Carolina	0.3	0.3
New Mexico	0.3	0.3
Virginia	0.3	0.3
Florida	0.2	—
Nevada	0.2	0.2
Arkansas	—	0.1
Massachusetts	0.1	0.1
Total	$6.5	$5.6
Net investment income
An analysis of net investment income follows ($ in millions):
	December 31,
	2020	2019	2018
Interest on cash and cash equivalents	$1.0	$2.8	$1.0
Bonds	0.1	0.1	0.1
Short-term investments	0.4	0.5	0.2
Net investment income	$1.5	$3.4	$1.3
Investment gains and losses
The Company had no pre-tax net realized capital gains or losses for the years ended December 31, 2020, 2019 and 2018.
6.   Fair Value Measurements
The following tables present the Company’s fair value hierarchy for financial assets and liabilities measured as of December 31, 2020 and 2019 ($ in millions):
	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
U.S. Government obligations	$—	$6.6	$—	$6.6
Total	$—	$6.6	$—	$6.6
	Fair Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
U.S. Government obligations	$—	$5.9	$—	$5.9
Total	$—	$5.9	$—	$5.9
There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2020 and 2019.

7.   Reinsurance
In the ordinary course of business, the Company cedes losses and LAE to other reinsurance companies. These arrangements reduce the net loss potential arising from large or catastrophic risks. Certain of these arrangements consist of excess of loss and catastrophe contracts, which protect against losses exceeding stipulated amounts. The ceding of risk through reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable with respect to losses and LAE ceded in the event that any reinsurer does not meet obligations assumed under the reinsurance agreements. The Company does not have any significant unsecured aggregate recoverable for losses, paid and unpaid including IBNR, loss adjustment expenses, and unearned premium with any individual reinsurer.
As of July 1, 2020, the Company entered into proportional reinsurance contracts which cover all of the Company’s products and geographies, and transfer, or “cede,” 75% of the premium to reinsurers (“Proportional Reinsurance Contracts”). In exchange, these reinsurers pay a ceding commission of 25% for every dollar ceded, in addition to funding all of the corresponding claims, or 75% of all claims. The Company opted to manage the remaining 25% of the business with alternative forms of reinsurance through non-proportional reinsurance contracts (“Non-Proportional Reinsurance Contracts”). The majority of the Proportional Reinsurance Contracts run for a three-year term, expiring June 30, 2023, while the remainder will expire on June 30, 2021. The Company’s Non-Proportional Reinsurance Contracts are likewise effective as of July 1, 2020, and have a one-year term.
The Company in 2017 entered into a multi-year Aggregate Excess of Loss Reinsurance Contract which expired on June 30, 2020, and covered against both catastrophe and non-catastrophe events, and provided excess of loss reinsurance on a per cohort basis excess of a cohort’s 50% Loss Ratio subject to an aggregate (i.e., a portfolio level) deductible of 10% of earned premium. A cohort as it relates to this reinsurance contract is a notional grouping of policyholders on the books of the Company. After a policy is bound, the new policyholder is asked to designate to which non-profit group he/she would prefer any charitable donation that the Company may make be contributed. All policyholders identifying the same non-profit group constitute one cohort.
Reinsurance recoverable
Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable. Such balance as of December 31, 2020 and 2019 are presented in the table below ($ in millions).
	December 31,
	2020	2019
Reinsurance recoverable on paid losses	$12.7	$1.8
Ceded unpaid loss and LAE	36.3	18.5
Total reinsurance recoverable	$49.0	$20.3
To reduce credit exposure to reinsurance recoverable balances, the Company obtains letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. In addition, under the terms of its reinsurance contracts, the Company may retain funds due to reinsurers as security for those recoverable balances. The Company has the following unsecured reinsurance recoverable balances from reinsurers at December 31, 2020 and 2019 with all but one having an a.m. Best rating of A (Excellent) or better ($ in millions):
AM Best Rating	Reinsurer	December 31,
		2020	2019
A+	Hannover Rueck SE	$22.2	$2.3
A	MAPFRE Re, Compania De Reaseguros S.A.	6.8	—
A+	Swiss Reinsurance America Corporation	5.8	—
A++	Tokio Marine & Nichido Fire Insurance Company Limited	3.9	—
NR	Lloyd’s Underwriter Syndicate no. 1084 CSL	3.0	0.8
A+	Arch Reinsurance Limited	2.7	—
A+	Munich Reinsurance America Inc	1.6	1.7
A	Lloyd’s Underwriter Syndicate no. 0033 HIS	1.6	1.7
A	Lloyd’s Underwriter Syndicate no. 2357 NCL	1.6	1.7
A	Hiscox Insurance Company (Bermuda) Ltd	1.2	1.3
NR	Lloyd’s Underwriter Syndicate no. 2001 AML	1.2	1.3
		51.6	10.8
	Other reinsurers	5.1	3.7
		$56.7	$14.5
Premium written, earned and losses and LAE incurred
The impact of reinsurance treaties on the Company’s consolidated financial statements is as follows ($ in millions):
	December 31,
	2020	2019	2018
Premium written:
Direct	$214.4	$115.8	$46.8
Ceded	(171.7)	(11.2)	(5.6)
Net premium written	$42.7	$104.6	$41.2
Premium earned:
Direct	$158.7	$75.5	$25.3
Ceded	(81.4)	(11.7)	(4.1)
Net premium earned	$77.3	$63.8	$21.2
Loss and LAE incurred:
Direct	$113.4	$59.7	$28.6
Ceded	(58.7)	(13.9)	(13.4)
Net loss and LAE incurred	$54.7	$45.8	$15.2
8.   Deferred Acquisition Costs
Deferred acquisition costs consist primarily of commissions, premium taxes and other acquisition costs incurred that are directly related to the successful acquisition of business written on a direct basis. The amortization of deferred acquisition costs is included in other insurance expense in the consolidated statements of operations and comprehensive loss. The following table presents the policy acquisition costs deferred and amortized ($ in millions):
	December 31,
	2020	2019
Deferred Acquisition Costs
Balance, January 1	$1.8	$0.6
Add:
Premium taxes and other acquisition costs	5.8	3.2
Direct commissions	0.8	0.1
Less:
Amortization of net deferred acquisition costs	(4.9)	(2.1)
Balance, December 31	$3.5	$1.8
Other Insurance Expense
Amortization of net deferred acquisition costs	$4.9	$2.1
Period costs	9.5	7.5
Total other insurance expense	$14.4	$9.6
9.   Property and Equipment, net
Property and equipment, net consists of the following ($ in millions):
	December 31,
	2020	2019
Computer equipment and software	$4.8	$1.9
Leasehold improvements	2.2	1.2
Furniture and equipment	1.1	0.7
	8.1	3.8
Accumulated depreciation	(2.4)	(0.7)
Property and equipment, net	$5.7	$3.1
Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $1.7 million, $0.6 million and $0.1 million, respectively and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.
The Company capitalized costs related to the development of internal-use software of $3.2 million and $1.1 million for the years ended December 31, 2020 and 2019, respectively. Capitalized amounts are included as a component of property and equipment under computer equipment and software.
10.   Intangible Assets
The Company acquired a trademark associated with the Company’s name in 2019. The indefinite-lived intangible asset has a carrying value of $0.6 million and $0.6 million as of December 31, 2020 and 2019. The Company intends to maintain the trademark and renewal will take place as needed.

11.   Other Assets
Other assets consists of the following ($ in millions):
	December 31,
	2020	2019
Prepaid expenses	$7.5	$0.9
Ceding commissions receivable	5.4	—
Investment income due and accrued	0.9	0.4
Security deposits	0.7	0.5
VAT receivable	—	0.2
Funds on deposit with claims administrator	—	0.2
Prepaid income taxes	—	0.1
Other	—	0.2
Total other assets	$14.5	$2.5
12.   Unpaid Loss and Loss Adjustment Expense
The following table presents the activities in the liability for unpaid loss and loss adjustment expense (“LAE”) as of December 31, 2020 and 2019 ($ in millions):
	December 31,
	2020	2019
Unpaid loss and LAE as of January 1	$28.2	$13.1
Less: Reinsurance recoverable(1)	18.5	11.3
Net unpaid loss and LAE as of January 1	9.7	1.8
Add: Incurred losses and LAE, net of reinsurance, related to:
Current year	54.8	47.3
Prior years	(0.1)	(1.5)
Total incurred	54.7	45.8
Deduct: Paid losses and LAE, net of reinsurance, related to:
Current year	44.6	37.7
Prior years	9.8	0.2
Total paid	54.4	37.9
Unpaid loss and LAE, net of reinsurance recoverable, as of December 31	10.0	9.7
Reinsurance recoverable as of December 31(1)	36.3	18.5
Unpaid loss and LAE, gross of reinsurance recoverable, as of December 31	$46.3	$28.2

(1)
Reinsurance recoverable in this table includes only ceded unpaid loss and LAE

Unpaid loss and LAE includes anticipated salvage and subrogation recoverable.
Considerable variability is inherent in the estimate of the reserve for losses and LAE. Although management believes the liability recorded for losses and LAE is adequate, the variability inherent in this estimate could result in changes to the ultimate liability, which may be material to stockholders’ equity. Additional variability exists due to accident year allocations of ceded amounts in accordance with reinsurance agreements, which is not expected to result in any changes to the ultimate liability. The Company had favorable development on net loss and LAE reserves of $0.1 million and $1.5 million as of December 31, 2020 and December 31, 2019. No additional premium or returned premium have been accrued as a result of prior year effects.

The Company compiles and aggregates its claims data by grouping the claims according to the year in which the claim occurred (Accident Year) when analyzing claim payment and emergence patterns and trends over time. For the purpose of defining claims frequency, the number of reported claims is by loss occurrence and includes claims that do not result in a liability or payment associated with them.
The following is information about incurred and paid loss development as of December 31, 2020, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities included within the net incurred loss amounts. The information about incurred and paid claims development for the years ended prior to December 31, 2020, is presented as unaudited supplementary information.
Incurred loss and allocated loss adjustment expense (“ALAE”), net of reinsurance
The following table presents incurred loss and ALAE, net of reinsurance, as well as IBNR loss reserves and the number of reported claims ($ in millions, except for number of claims):
						December 31, 2020
	December 31						Cumulative Number of Reported Claims
	2016	2017	2018	2019	2020	IBNR
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident Year
2016	$—	$—	$—	$—	$—	$—	8
2017	—	1.7	1.7	1.7	1.7	—	1,758
2018	—	—	15.0	13.5	13.4	—	10,532
2019	—	—	—	46.0	46.0	—	19,440
2020	—	—	—	—	53.5	5.1	45,162
Total incurred losses and ALAE, net					$114.6	$5.1	76,900
Amounts in accident year 2016 for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 were less than $0.1 million, respectively. IBNR as of December 31, 2020 for accident years 2018 to 2019 was less than $0.1 million.
Cumulative paid loss and ALAE, net of reinsurance
The following table presents cumulative paid loss and ALAE, net of reinsurance ($ in millions):
	December 31,
	2016	2017	2018	2019	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident Year
2016	$—	$—	$—	$—	$—
2017	—	1.6	1.7	1.7	1.7
2018	—	—	13.2	13.4	13.4
2019	—	—	—	36.4	46.1
2020	—	—	—	—	43.4
Total paid losses and ALAE, net					$104.6
Total unpaid loss and ALAE reserves, net					$10.0
Ceded unpaid loss and LAE					36.3
Gross unpaid loss and LAE					$46.3
Cumulative paid loss and ALAE net of reinsurance related to accident year 2016 were less than $0.0 million during the years ended December 31, 2016, 2017, 2018, 2019, and 2020, respectively.

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables with respect to the current accident year is as follows ($ in millions):
	2020 Current Accident Year		2020 Prior Accident Year
	Incurred	Paid	Incurred	Paid
Rollforward table	$54.8	$44.6	$(0.1)	$9.8
Development table	53.5	43.4	—	9.7
Variance	$1.3	$1.2	$(0.1)	$0.1
Unallocated loss adjustment expense	$1.3	$1.2
Average annual percentage payout of accident year incurred claims by age, net of reinsurance (unaudited supplementary information)
	1	2	3
Property & Casualty	78%	16%	5%
13.   Other Liabilities and Accrued Expenses
Other liabilities and accrued expenses consists of the following ($ in millions):
	December 31,
	2020	2019
Deferred ceding commission	$22.4	$—
Ceded premium payable	13.0	3.9
Accrued advertising costs	6.8	7.9
Employee compensation payable	3.7	1.0
Premium taxes payable	3.2	2.6
Accrued professional fees	2.6	2.8
Income tax payable	0.3	0.5
VAT payable	0.2	0.4
Other payables	1.9	0.6
Total other liabilities and accrued expenses	$54.1	$19.7
14.   Convertible Preferred Stock and Preferred Stock Warrants
Concurrently with the closing of the IPO, all shares of convertible preferred stock were converted into 31,557,107 shares of common stock (See Notes 1 and 15). As of December 31, 2020, there was no preferred stock outstanding.
As of December 31, 2019, the Company’s certificate of incorporation, as then in effect, authorized the Company to issue 31,557,107 shares of par value $0.00001 per share convertible preferred stock. The holders of convertible preferred stock have liquidation rights in the event of a deemed liquidation that, in certain situations, were not solely within the control of the Company. Therefore the convertible preferred stock was classified outside of stockholders’ equity (deficit) on the consolidated balance sheet.

As of December 31, 2019, preferred stock consisted of the following ($ in millions, except for share amounts):
	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred stock	7,905,140	7,905,140	$12.9	$13.0	7,905,140
Series A Preferred stock	3,328,774	3,328,774	14.0	13.6	3,328,774
Series B Preferred stock	4,511,417	4,511,417	34.1	34.1	4,511,417
Series C Preferred Stock	8,703,846	8,703,846	119.8	120.1	8,703,846
Series D Preferred Stock	7,107,930	7,107,930	299.4	300.0	7,107,930
	31,557,107	31,557,107	$480.2	$480.8	31,557,107
The holders of the preferred stock have the following rights and preferences:
Liquidation preference
In the event of a liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation (the “COI”), the holders of Series D preferred Stock shall be entitled to receive, before any payment shall be made or declared to the holders of the Series Seed, A, B, and C preferred stock (collectively, the “Prior Preferred Stock”) or to the holders of common stock, an amount equal to the Series D preferred stock original issue price, plus declared but unpaid dividends on such stock (the “Series D Preference”). After the full Series D Preference has been paid, and the liquidation preference of the Prior Preferred Stock has been paid, any remaining funds and assets of the Company legally available for distribution to stockholders shall be distributed pro rata among the holders of the common stock (the “Remaining Distribution”). For the purpose of determining the amount each holder of the preferred stock is entitled to receive, with respect to the Remaining Distribution, each such holder of the Series Seed, A, B, C, and D preferred stock shall be deemed to have converted such holder’s stock of Series Seed, A, B, C, and D preferred stock into common stock.
Voting rights
Holders of Series Seed, A, B, C and D preferred stock (collectively, “Preferred Stockholders”) are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible, except as otherwise required by law or as set forth in the Company’s COI.
Dividends
Preferred Stockholders are entitled to receive, out of funds legally available, dividends prior and in preference to payment of any dividends (other than payable in common stock) on common stock, dividends at a rate of 8%, per share per annum, payable as and if declared by the board of directors. Such dividends shall not be cumulative. No dividends were declared or paid.
Conversion
Preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such amount of fully paid and non-assessable common stock as is determined by dividing the Series Seed, A, B, C and D original issuance prices by the applicable conversion price in effect at the time of conversion. Preferred stock shall automatically be converted into common stock at the applicable conversion price in effect at the time for such conversion immediately upon the earlier of: (1) the closing of a qualified public offering with aggregate gross proceeds to the Company of at least $50.0 million, or (2) the date or the occurrence of an event, specified by vote or written consent or agreement of the Preferred Majority (as defined in the COI), provided that (i) if such election is made in connection with a Liquidation Event in which the holders of

Series B Preferred would receive less than one times (1x) the Original Issue Price in respect of each share Series B preferred stock as a result of such election, then the vote of the Series B Majority (as defined in the COI) shall also be required, and (ii) if such election is made in connection with a Liquidation Event in which the holders of Series C Preferred would receive less than one times (1x) the Original Issue Price in respect of each share Series C preferred stock as a result of such election, then the vote of the Series C Majority (as defined in the COI) shall also be required.
15.   Stockholders’ Equity
Common stock
The Company completed its IPO in which the Company issued and sold 12,650,000 shares of its common stock at a public offering price of $29 per share, including 1,650,000 shares sold upon the exercise of the underwriter’s option to purchase additional shares. After underwriter discounts and commissions and other offering costs, net proceeds from the IPO were approximately $335.6 million. Offering cost of approximately $3.5 million were recognized as a component of general and administrative expense for the year ended December 31, 2019.
In connection with the IPO, the Company’s outstanding convertible preferred stock converted into shares of common stock (See Note 14) on July 2, 2020. Upon conversion of the convertible preferred stock, the Company reclassified the carrying value of the preferred stock to common stock and additional paid in capital.
Upon closing of the IPO, the Company filed an amended and restated certificate of incorporation on July 7, 2020 with the Secretary of State of the State of Delaware to authorize the issuance of up to 200,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.
As of December 31, 2020 and 2019, the Company was authorized to issue 200,000,000 shares and 52,000,000 shares, respectively, of par value $0.00001 per share common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock is subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.
Common stock confers upon its holders the following rights:
(i.)
The right to participate and vote in the Company’s general meetings, whether regular or extraordinary. Each share will entitle its holder, when attending and participating in the voting in person or via agent or letter, to one vote;

(ii.)
The right to a share in the distribution of dividends, whether in cash or in the form of bonus stock, the distribution of assets or any other distribution pro rata to the par value of the stock held by them;

(iii.)
The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the stock held by them.

On February 18, 2020, the Company made a contribution of 500,000 newly issued shares of common stock to a related party, the Lemonade Foundation (see Note 19).
Undesignated Preferred Stock
As of December 31, 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share. As of December 31, 2020, there were no shares of undesignated preferred stock issued or outstanding.
Statutory dividend restrictions
The payment of dividends by Lemonade Insurance Company (‘LIC”) is restricted by state insurance regulations. Under New York insurance law, LIC may pay cash dividends only out of its statutory earned surplus. Generally, the maximum amount of dividends that LIC may pay without regulatory approval in any twelve-month period is the lesser of adjusted net investment income or 10% of statutory policyholders’ surplus as of the end of the most recently reported quarter unless the NYS Department of Financial Services, upon prior application, approves a greater dividend distribution. Adjusted net investment income is defined for this purpose to include net investment income for the thirty-six months immediately preceding the declaration or distribution of the current dividend less any dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto. As of December 31, 2020 and 2019, LIC was not eligible to make dividend payments.
16.   Stock-based Compensation
Share option plan
2020 Incentive Compensation Plan
On July 2, 2020, the Company’s board of directors adopted and the Company’s stockholders approved the 2020 Incentive Compensation Plan (the “2020 Plan”), which became effective immediately prior to the effectiveness of the registration statement for the Company’s IPO on July 2, 2020. The 2020 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards.
The number of shares initially reserved for issuance under the 2020 Plan is 5,503,678 shares, inclusive of available shares previously reserved for issuance under the 2015 Incentive Share Option Plan, as amended and restated on September 4, 2019 (the “2015 Plan”). In addition, the number of shares reserved for issuance under the 2020 Plan is subject to increase for awards previously issued under the 2015 Plan which are forfeited or lapse unexercised. Annually, on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030, the reserve will be increased by an amount equal to the lesser of (A) 5% of the shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Company’s board of directors, provided that no more than 3,650,000 shares may be issued upon the exercise of incentive stock options.
As of December 31, 2020, there were 4,936,501 shares of common stock available for future grants.
2020 Employee Stock Purchase Plan
On July 2, 2020, the Company’s board of directors adopted and the Company’s stockholders approved the 2020 Employee Stock Purchase Plan (the “2020 ESPP”), which became effective immediately prior to the effectiveness of the registration statement for the Company’s IPO on July 2, 2020. The total shares of common stock initially reserved for issuance under the 2020 ESPP is limited to 1,000,000 shares. In addition, the number of shares available for issuance under the 2020 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in and including 2030, by an amount equal to the lesser of (A) 1,000,000 Shares, (B) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (C) such smaller number of shares as is determined by the board of directors. The board of directors or a committee of the board of directors will administer and will have authority to interpret the terms of the 2020 ESPP and determine eligibility of participants. There were no shares issued under the 2020 ESPP as of December 31, 2020.
2015 Incentive Share Option Plan
In July 2015, the Company adopted the 2015 Incentive Share Option Plan (“2015 Plan”). The 2015 Plan has been amended and restated from time to time to increase the number of shares reserved for grant and to enable the grant of options to employees of the Company’s subsidiaries. Under the 2015 Plan, options to purchase common stock of the Company may be granted to employees, officers, directors and consultants of the Company. Each option granted can be exercised for one share of common stock of the Company. Options granted to employees generally vest over a period of no more than four years. The options expire ten years from the date of grant.

Pursuant to the 2015 Plan, the Company had reserved 7,312,590 shares of common stock for issuance. Effective immediately upon the approval of the 2020 Plan, the remaining shares of common stock available for future grant under the 2015 Plan were transferred to the 2020 Plan. As of December 31, 2020, there were no shares of common stock available for future grant under the 2015 Plan. Subsequent to the approval of the 2020 Plan, no additional grants were made under the 2015 Plan and any outstanding awards under the 2015 Plan will continue with their original terms.
Options granted to employees and non-employees
The fair value of each option granted during the year ended December 31, 2020 and 2019 is estimated on the date of grant using the Black-Scholes model with the following assumptions (annualized percentage):
	December 31,
	2020	2019
Weighted average expected term (years)	6.09	6.06
Risk-free interest rate	0.7%	1.7%
Volatility	40%	45%
Expected dividend yield	0%	0%
Expected volatility is based on companies at a comparable stage, as well as companies in the same or a similar industry. The expected term of options granted is based on the simplified method, which uses the midpoint between the vesting date and the contractual term in accordance with ASC 718, “Compensation —  Stock Compensation”. The risk-free interest rate is based on observed interest rates appropriate for the term of the Company’s stock options. The dividend yield assumption is based on the Company’s historical and expected future dividend payouts and may be subject to substantial change in the future.
The following table summarizes activity ($ in millions, except for option and average amounts):
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2019	4,048,802	$13.27	8.83	$42.20
Granted	1,325,030	38.32
Exercised	(282,422)	6.86
Cancelled	(146,699)	23.68
Outstanding as of December 31, 2020	4,944,711	$20.50	8.30	$506.58
Options exercisable as of December 31, 2020	1,766,466	$9.64	7.35	$199.37
Options unvested as of December 31, 2020	3,178,245	$25.84	8.82	$307.22
Total stock-based compensation expenses resulting from stock options granted included in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020, 2019 and 2018 were $10.6 million, $4.3 million and $2.1 million, respectively.
The unrecognized expense on options granted at December 31, 2020 was $36.9 million, with a remaining weighted average vesting period of 1.5 years.

Stock-based compensation expense
Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows ($ in millions):
	Years Ended December 31
	2020	2019	2018
Loss and loss adjustment expense, net	$0.4	$—	$—
Other insurance expense	0.7	0.6	0.2
Sales and marketing	2.7	1.1	$0.3
Technology development	3.1	1.4	$0.1
General and administrative	3.7	1.2	$1.5
Total stock-based compensation expense	$10.6	$4.3	$2.1
In 2016 and 2017, the Company entered into stock purchase agreements with two executive employees where in lieu of cash payment for the stock, promissory notes secured by the underlying stock purchased, were issued totaling $1.5 million and bearing a weighted average interest of 1.9% per annum, payable to the Company. One executive settled a portion of the existing promissory note in an amount equal to $0.1 million inclusive of accumulated interest, for which 105,487 shares were released in 2019. There were 513,537 shares restricted under the stock purchase agreements as of December 31, 2019. On June 8, 2020, the Company received $1.3 million in cash from the two executives in full settlement of the outstanding promissory notes, including principal and accrued and unpaid interest.
Total stock-based compensation expense resulting from stock options granted to the executives for the years ended December 31, 2020 and 2019 was $0.2 million and $0.2 million, respectively. The unrecognized expense for options granted to these executives outstanding at December 31, 2020 was $0.1 million with a remaining weighted average vesting period of 0.3 years.
17.   Income Taxes
Corporate tax rates
Lemonade, Inc., together with its U.S. subsidiaries, is taxed under the tax laws of the United States and the statutory enacted corporate income tax rate for the years ended December 31, 2020 and 2019 is approximately 21%.
The Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduced the corporate income tax rate to 23%.
The statutory enacted corporate tax rate in the Netherlands is approximately 25%.
Deferred taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

The components of the net deferred tax assets are as follows ($ in millions):
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$92.7	$62.1
Deferred ceding commission	4.8	—
Charitable contribution	4.7	0.3
Stock-based compensation	3.8	0.4
Net unearned premium	1.4	2.9
Startup costs	0.9	1.0
Other	0.3	0.1
Total gross deferred tax assets	108.6	66.8
Deferred tax liabilities:
Deferred acquisition costs	(0.8)	(0.4)
Depreciation and amortization	(0.9)	(0.4)
Total gross deferred tax liabilities	(1.7)	(0.8)
Valuation allowance	(106.9)	(66.0)
Total deferred tax assets, net	$—	$—
Income tax expense
(Loss) income before tax consists of the following ($ in millions):
	December 31,
	2020	2019	2018
United States	$(123.6)	$(109.5)	$(53.0)
Foreign	2.8	1.6	0.4
Total	$(120.8)	$(107.9)	$(52.6)
Income tax expense consists of the following ($ in millions):
	December 31,
	2020	2019	2018
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	1.5	0.6	0.3
Total current	1.5	0.6	0.3
Deferred:
Federal	$—	$—	—
State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Total income tax expense	$1.5	$0.6	$0.3
The Company classifies all interest and penalties related to tax contingencies as income tax expense.
As of December 31, 2020, there were no material positions for which management believes it is reasonably possible that the total amounts will significantly increase or decrease within 12 months of the reporting date.

The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.
A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:
	December 31,
	2020	2019	2018
Income at US statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	12.8%	13.9%	12.0%
Permanent differences	(1.2)%	(1.7)%	(1.4)%
Tax law change	—%	—	0.5%
Foreign rate differential	0.2%	0.1%	—%
Valuation allowance	(33.9)%	(33.9)%	(33.6)%
Other	(0.1)%	—	0.9%
Total income taxes	(1.2)%	(0.6)%	(0.6)%
Tax reform in the U.S.
The Company selected to apply the “period cost method” to account for the Global Intangible Low-Taxed Income, and treated it as a current-period expense for December 31, 2020, 2019 and 2018 and had a gross inclusion of $8.7 million, $5.5 million and $2.3 million respectively, in its taxable income.
Tax benefits under Israel’s law for the Encouragement of Capital Investments, 1959 (“the Investment Law”)
As of January 1, 2011, new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced new statuses of “Preferred Company” and “Preferred Enterprise”, replacing the then existing status of “Beneficiary Company” and “Beneficiary Enterprise”. Similar to the previous status of Beneficiary Company, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions, including a minimum threshold of 25% export, though the requirement for a minimum investment in productive assets was cancelled as part of the 2011 Amendment.
Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. During 2015 and 2016, the uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. In December 2016, the Economic Efficiency Law 2016 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which includes Amendment 73 to the Investment Law (“the Amendment”), was published. According to the Amendment, a Preferred Enterprise located in Development Zone A will be subject to a tax rate of 7.5%, effective from January 1, 2017 and thereafter. The tax rate applicable to Preferred Enterprises located in other areas remains at 16%.
During 2019, Lemonade Ltd., which is located outside Development Zone A, adopted the Amendment and filed a request to receive Preferred Enterprises status.
Net operating loss carryforward
As of December 31, 2020, the Company has gross accumulated federal losses for tax purposes of $272.1 million, which can be offset against future taxable income. Of this federal loss carryforward, $35.5 million in losses will begin to expire in 2035 and $236.6 million in losses can be carried forward indefinitely. As of December 31, 2020, the Company has gross accumulated state and local losses for tax purposes of $528.3 million which will begin to expire in 2029.
The Company’s income tax returns for 2017 through 2019 remain subject to examination by the tax authorities.

Coronavirus Aid, Relief, and Economic Security Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. In addition, governments around the world have enacted or implemented various forms of tax relief measures in response to the economic conditions in the wake of COVID-19. On December 27, 2020, the “Consolidated Appropriations Act, 2021” was signed into law in the U.S. to reprise several significant COVID relief provisions. As of December 31, 2020, the Company has determined that neither the CARES Act , the Consolidated Appropriations Act nor any changes to income tax laws or regulations in other jurisdictions had a significant impact on our effective tax rate.
18.   Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows:
	Year Ended December 31,
	2020	2019	2018
Numerator:
Net loss attributable to common stockholders (in millions)	$(122.3)	$(108.5)	$(52.9)
Denominator:
Weighted average common shares outstanding – basic and diluted	33,654,828	11,124,397	10,931,776
Net loss per share attributable to common stockholders – basic and diluted	$(3.63)	$(9.75)	$(4.84)
The Company’s potentially dilutive securities, which include stock options, preferred stock and warrants to purchase shares of preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:
	December 31,
	2020	2019
Options to purchase common stock	4,944,711	4,048,802
Convertible preferred stock (as converted to common stock)	—	31,557,107
	4,944,711	35,605,909
In addition to the potentially dilutive securities noted above, in 2016 and 2017 the Company entered into stock purchase agreements with executive employees where in lieu of cash payment for the stock, promissory notes were issued (see Note 16). The Company determined the purchase of the stock to be non-substantive, and as such, the shares subject to the promissory notes will not be deemed issued until such time as the promissory notes have been repaid. Accordingly, the Company has excluded these shares in the calculation of basic and diluted net loss per share for the year ended December 31, 2019.
On June 8, 2020, all outstanding balances under the promissory notes were paid back to the Company and therefore, these shares were included in the calculation of basic and diluted net loss per share for the year ended December 31, 2020.
19.   Related Party Transactions
The Company uses the services of a travel agency owned by a relative of one of the Company’s key stockholders. During the years ended December 31, 2020, 2019 and 2018, the Company incurred travel related expenses in the amount of approximately $0.1 million, $0.3 million and $0.2 million respectively, in connection with these services.
The Company has leased office space in the United States and the Netherlands from an affiliate. Rental expense recorded for the years ended December 31, 2020, 2019 and 2018 in connection with this leased space was less than $0.1 million, $0.1 million and $0.1 million, There were no outstanding amounts due to or from related parties as of December 31, 2020 and 2019.
The Company’s Chief Executive Officer and the Company’s President and Chief Operating Officer, both of whom are also members of the Company’s board of directors, are the two sole members of the board of directors of the Lemonade Foundation. The Company contributed 500,000 shares of common stock with a fair market value of $24.36 per share (see Note 15), and recorded $12.2 million of non-cash expense within general and administrative expense for the year ended December 31, 2020. The Company had a receivable of $0.1 million from the Lemonade Foundation in connection with certain expenses paid for by the Company on behalf of the Lemonade Foundation as of December 31, 2020.
20.   Commitments and Contingencies
Litigation
The Company is occasionally a party to routine claims or litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.
Lease commitments
The Company and its subsidiaries lease their facilities under various operating lease agreements. The Company’s headquarters in New York is under a lease that expires in November 2022. The Company’s Israel based operations occupy offices with lease expiration dates that extend through July 2026. On March 18, 2019, the Company entered into a lease agreement to lease office space in Scottsdale, Arizona that expires in November 2024.
Aggregate minimum rental commitments under non-cancelable operating leases at December 31, 2020 are as follows ($ in millions):
2021	$4.8
2022	5.0
2023	2.8
2024	2.8
2025 and thereafter	4.4
$19.8
Expenses for lease of facilities for the years ended December 31, 2020, 2019 and 2018 were approximately $3.8 million, $3.0 million, and $1.5 million respectively and are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.
Charges and guarantees
As of December 31, 2020, 2019 and 2018, the Company provided guarantees in an aggregate amount of $0.6 million, $0.6 million and $0.5 million, respectively, with respect to office leases.
21.   Statutory Financial Information
U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices (“SAP”) prescribed or permitted by regulatory authorities for statements of the Company’s insurance subsidiary are

(a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at amortized cost under SAP, whereas such securities are carried at fair value under GAAP, and (d) the criteria for recognizing net deferred tax assets (“DTAs”) and the methodologies used to determine such amounts are different under SAP and GAAP.
Risk-based capital (“RBC”) requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. LIC’s statutory capital and surplus amounted to $61.4 million and $48.4 million as of December 31, 2020 and 2019, respectively. The Company’s capital and surplus exceeded its authorized control level RBC of $10.9 million and $13.7 million as of December 31, 2020 and 2019, respectively.
22.   Geographical Breakdown of Gross Written Premium
The Company has a single reportable segment and offers insurance coverage under the homeowners multi-peril, inland marine and general liability lines of business. Gross written premium by jurisdiction is as follows ($ in millions):
Jurisdiction	Years ended December 31,
	2020		2019		2018
	Amount	% of GWP	Amount	% of GWP	Amount	% of GWP
California	$49.8	23.2%	$29.0	25.0%	$12.5	26.7%
Texas	47.8	22.3%	28.6	24.7%	13.4	28.6%
New York	26.7	12.5%	15.8	13.6%	7.3	15.6%
Georgia	11.6	5.4%	6.2	5.4%	2.2	4.7%
Illinois	9.8	4.6%	5.2	4.5%	2.5	5.3%
New Jersey	8.6	4.0%	4.7	4.1%	1.7	3.6%
Michigan	6.0	2.8%	3.2	2.8%	0.9	1.9%
Ohio	5.2	2.4%	2.9	2.5%	1.3	2.8%
Pennsylvania	5.1	2.4%	2.7	2.3%	1.1	2.4%
Arizona	4.6	2.1%	2.5	2.2%	0.8	1.7%
All other	39.2	18.3%	15.0	12.9%	3.1	6.7%
	$214.4	100.0%	$115.8	100.0%	$46.8	100.0%
23.   Subsequent Events
Follow-on Offering
On January 11, 2021, Lemonade announced the offering of 3,000,000 shares of its common stock for sale in an underwritten public offering (the “Primary Offering”). Certain selling stockholders of Lemonade also offered 1,524,314 shares of Lemonade’s common stock for sale in the offering (the “Secondary Offering”, combined with the “Primary Offering”, the “Offering”). Lemonade also granted the underwriters a 30-day option to purchase up to an additional 678,647 shares of Lemonade’s common stock. On January 13, 2021, the Company announced the pricing at $165 per share and upsizing to 3,300,000 shares for the Primary Offering, 1,524,314 shares for the Secondary Offering and up to an additional 723,647 shares for the underwriters.
Lemonade intends to use the proceeds from the Primary Offering for general corporate purposes, and will not receive any proceeds from the sale of shares by the selling stockholders in the Secondary Offering. The Offering closed on January 19, 2021, subject to customary closing conditions. The Offering resulted in the issuance of 3,300,000 shares of its common stock, including exercise of the underwriters’ option to purchase additional shares, and generated net proceeds of $525.2 million, after deducting underwriting discounts and other offering costs, to the Company. On February 1, 2021, the underwriters exercised their option to purchase additional shares, which resulted in the issuance and sale of an additional 718,647 shares of common stock by us, and generated additional net proceeds of $114.6 million.
In connection with the Offering noted above, Lemonade Foundation sold 100,000 of the contributed shares of the Company as discussed in Note 19.
Share-pool increase in 2020 Plan and 2020 ESPP
On January 1, 2021, the 2020 Plan was increased by 2,838,412 shares, equal to 5% of the aggregate number of outstanding common stock as of December 31, 2020. In addition, the 2020 ESPP was increased by 567,682 shares, equal to 1% of the aggregate number of outstanding common stock as of December 31, 2020 (Refer to Note 16).

Schedule V
LEMONADE, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
($ in millions)	Balance at beginning of period	Additions		(Deductions)	Balance at end of period
		Charged to costs and expenses	Charge to other accounts
Year Ended December 31, 2020
Valuation allowance for deferred tax assets	$66.0	$40.9	$—	$—	$106.9
Allowance for premium receivables	$0.2	$2.2	$—	$(1.9)	$0.5
Year Ended December 31, 2019
Valuation allowance for deferred tax assets	$29.4	$36.6	$—	$—	$66.0
Allowance for premium receivables	$—	$0.9	$—	$(0.7)	$0.2

METROMILE OPERATING COMPANY
Index to Consolidated Financial Statements

METROMILE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Investments
Marketable securities – restricted	$49,792	$24,651
Total investments	49,792	24,651
Cash and cash equivalents	159,157	19,150
Restricted cash and cash equivalents	50,938	31,038
Receivable for securities	624	—
Premiums receivable	18,655	16,329
Reinsurance recoverable on paid loss	—	8,475
Reinsurance recoverable on unpaid loss	—	33,941
Prepaid reinsurance premium	—	13,668
Prepaid expenses and other assets	7,973	12,058
Deferred transaction costs	—	3,581
Deferred policy acquisition costs, net	1,569	656
Telematics devices, improvements and equipment, net	13,025	12,716
Website and software development costs, net	22,008	18,401
Digital assets, net	803	—
Intangible assets	7,500	7,500
Total assets	$332,044	$202,164
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities
Loss and loss adjustment expense reserves	$70,798	$57,093
Ceded reinsurance premium payable	—	27,000
Payable to carriers – premiums and LAE, net	299	849
Unearned premium reserve	17,393	16,070
Deferred revenue	4,597	5,817
Accounts payable and accrued expenses	8,907	8,222
Notes payable	—	51,934
Warrant liability	6,693	83,652
Other liabilities	6,302	8,554
Total liabilities	114,989	259,191
Commitments and contingencies (Note 10)
Convertible preferred stock, $0.0001 par value; 10,000,000 and 89,775,268 shares authorized as of September 30, 2021, and December 31, 2020, respectively; 0 and 68,776,614 shares issued and outstanding as of September 30, 2021, and December 31, 2020, respectively; liquidation preference of $0 and $302,397 as of September 30, 2021, and December 31, 2020, respectively	—	304,469
Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 640,000,000 and 111,702,628 shares authorized as of September 30, 2021, and December 31, 2020, respectively; 127,737,209 and 8,992,039 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	13	1
Accumulated paid-in capital	755,276	5,482
Note receivable from executive	—	(415)
Accumulated other comprehensive (loss) income	(15)	11
Accumulated deficit	(538,219)	(366,575)
Total stockholders’ equity (deficit)	217,055	(361,496)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$332,044	$202,164
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenue
Premiums earned, net	$28,142	$3,139	$47,316	$9,360
Investment income	30	81	85	500
Other revenue	1,829	4,731	27,974	14,499
Total revenue	30,001	7,951	75,375	24,359
Costs and expenses
Losses and loss adjustment expenses	27,480	4,443	62,383	12,214
Policy servicing expense and other	5,674	4,119	15,172	12,803
Sales, marketing and other acquisition costs	12,332	28	85,552	3,616
Research and development	5,130	1,832	11,898	6,668
Amortization of capitalized software	2,838	2,815	8,190	8,311
Other operating expenses	14,207	3,924	39,534	13,138
Total costs and expenses	67,661	17,161	222,729	56,750
Loss from operations	(37,660)	(9,210)	(147,354)	(32,391)
Other expense
Interest expense	—	1,513	15,974	3,453
Impairment on digital assets	117	—	183	—
(Decrease) increase in fair value of stock warrant liability	(11,020)	(26)	8,133	640
Total other expense	(10,903)	1,487	24,290	4,093
Loss before taxes	(26,757)	(10,697)	(171,644)	(36,484)
Income tax benefit	—	(67)	—	(67)
Net loss	$(26,757)	$(10,630)	$(171,644)	$(36,417)
Net loss per share, basic and diluted	$(0.21)	$(1.20)	$(1.56)	$(4.10)
Weighted-average shares used in computing basic and diluted net loss per share	127,166,524	8,888,099	109,988,189	8,882,040
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net loss	$(26,757)	$(10,630)	$(171,644)	$(36,417)
Unrealized net loss on marketable securities	—	(64)	(26)	(33)
Total comprehensive loss	$(26,757)	$(10,694)	$(171,670)	$(36,450)
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
(dollars in thousands)
	Convertible Preferred Stock		Common Stock		APIC	Note Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	67,728,286	$304,469	8,730,377	$1	$3,816	$(408)	$60	$(246,478)	$(243,009)
Retroactive application of recapitalization	1,048,328	—	135,133	—	—	—	—	—	—
As adjusted, beginning of period	68,776,614	304,469	8,865,510	1	3,816	(408)	60	(246,478)	(243,009)
Exercises and vested portion of stock options	—	—	20,452	—	50	—	—	—	50
Stock-based compensation	—	—	—	—	555	—	—	—	555
Interest on stock purchase promissory note	—	—	—	—	—	(6)	—	—	(6)
Unrealized net gain on marketable securities	—	—	—	—	—	—	31	—	31
Net loss	—	—	—	—	—	—	—	(25,787)	(25,787)
Balance as of June 30, 2020	68,776,614	$304,469	8,885,962	$1	$4,421	$(414)	$91	$(272,265)	(268,166)
Exercises and vested portion of stock options	—	—	7,630	—	20	—	—	—	20
Stock-based compensation	—	—	—	—	426	—	—	—	426
Interest on stock purchase promissory note	—	—	—	—	—	(2)	—	—	(2)
Unrealized net gain on marketable securities	—	—	—	—	—	—	(64)	—	(64)
Net loss	—	—	—	—	—	—	—	(10,630)	(10,630)
Balance as of September 30, 2020	68,776,614	$304,469	8,893,592	$1	$4,867	$(416)	$27	$(282,895)	$(278,416)
Balance as of December 31, 2020	67,728,286	$304,469	8,854,978	$1	$5,482	$(415)	$11	$(366,575)	$(361,496)
Retroactive application of recapitalization	1,048,328		137,061			—	—	—
As adjusted, beginning of period	68,776,614	$304,469	$8,992,039	$1	$5,482	$(415)	$11	$(366,575)	$(361,496)
Stock-based compensation	—	—	—	—	12,021	—	—	—	12,021
Exercises and vested portion of stock options	—	—	1,089,670	—	2,175	—	—	—	2,175
Conversion of promissory note	—	—	—	—	(415)	415	—	—	—
RSUs withheld for tax purposes	—	—	—	—	(422)	—	—	—	(422)
Unrealized net loss on marketable securities	—	—	—	—	—	—	(26)	—	(26)
Exercise of convertible preferred stock warrants	3,974,655	132,718	—	—	—	—	—	—
Conversion of preferred stock to common	(72,751,269)	(437,187)	72,751,269	7	437,187	—	—	—	437,194
Business Combination and PIPE financing	—	—	43,894,156	4	290,953	—	—	—	290,957
Net loss	—	—	—	—	—	—	—	(144,887)	(144,887)
Balance as of June 30, 2021	—	$—	126,727,134	$12	$746,981	$—	$(15)	$(511,462)	$235,516
401K match with MILE stock	—	—	37,170	—	321	—	—	—	321
Exercises and vested portion of stock options	—	—	5,968	—	46	—	—	—	46
Stock-based compensation	—	—	966,937	1	7,928	—	—	—	7,929
Net loss	—	—	—	—	—	—	—	(26,757)	(26,757)
Balance as of September 30, 2021	—	$—	127,737,209	$13	$755,276	$—	$(15)	$(538,219)	$217,055
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net loss	$(171,644)	$(36,417)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	12,523	12,503
Stock-based compensation	19,949	981
Change in fair value of warrant liability	8,133	640
Telematics devices unreturned	1,616	684
Amortization of debt issuance costs	11,695	796
Noncash interest and other expense	4,388	8,344
Changes in operating assets and liabilities:
Premiums receivable	(2,326)	(1,171)
Accounts receivable	3,526	692
Reinsurance recoverable on paid loss	8,475	4,752
Reinsurance recoverable on unpaid loss	33,941	(4,746)
Prepaid reinsurance premium	13,668	(1,899)
Prepaid expenses and other assets	456	3,636
Deferred transaction costs	3,581	—
Deferred policy acquisition costs, net	(1,951)	(482)
Digital assets, net	(986)	—
Accounts payable and accrued expenses	476	(2,115)
Ceded reinsurance premium payable	(27,000)	(8,683)
Loss and loss adjustment expense reserves	13,705	1,157
Payable to carriers – premiums and LAE, net	(550)	(1,558)
Unearned premium reserve	1,323	2,234
Deferred revenue	(1,220)	249
Deferred tax liability	—	(67)
Other liabilities	(2,109)	1,134
Net cash used in operating activities	(70,331)	(19,336)
Cash flows from investing activities:
Purchases of telematics devices, improvements, and equipment	(5,220)	(6,269)
Payments relating to capitalized website and software development costs	(12,077)	(10,320)
Net change in payable/(receivable) for securities	(624)	225
Purchase of securities	(44,828)	(18,088)
Sales and maturities of marketable securities	19,484	39,040
Net cash (used in) provided by investing activities	(43,265)	4,588
Cash flow from financing activities:
Proceeds from notes payable	2,015	25,880
Payment on notes payable	(69,351)	(222)
Proceeds from merger with INSU II, net of issuance costs	336,469	—
Proceeds from exercise of common stock options and warrants	4,370	70
Net cash provided by financing activities	273,503	25,728
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	159,907	10,980
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	50,188	42,887
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$210,095	$53,867
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Supplemental cash flow data:
Cash paid for interest	$3,164	$2,233
Non-cash investing and financing transactions:
Net liabilities assumed in the Business Combination	$45,516	$—
Net exercise of preferred stock warrants	$56,160	$—
Net exercise of promissory note	$415	$—
Capitalized website and software development costs included in accrued liabilities	$280	$125
Capitalized stock-based compensation	$639	$336
Reclassification of liability to equity for vesting of stock options	$169	$—
Preferred stock warrant issued in conjunction with note payable	$—	$12,464
See notes to consolidated financial statements.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Overview and Basis of Presentation
Metromile, Inc. (together with its consolidated subsidiaries, the “Company”) formerly known as INSU Acquisition Corp. II (“INSU”), was incorporated in Delaware on October 11, 2018. INSU was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
The registration statement for INSU’s initial public offering (“IPO”) was declared effective on September 2, 2020. On September 8, 2020 INSU consummated the IPO of 23,000,000 units (“Units”), and, with respect to the shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) included in the Units sold (the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million. Simultaneously with the closing of the IPO, INSU consummated the sale of 540,000 units (the “Placement Units”), at a price of $10.00 per Placement Unit in a private placement to the sponsor and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $5.4 million. Transaction costs amounted to $14.2 million, consisting of $4.0 million in cash underwriting fees, $9.8 million of deferred underwriting fees and $0.4 million of other offering costs. Following the closing of the IPO on September 8, 2020, $230.0 million ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Placement Units was placed in a trust account (the “Trust Account”), which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by INSU.
Acquisition of Metromile, Inc. by Lemonade, Inc.
On November 8, 2021, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Lemonade, Inc., a Delaware corporation (“Lemonade”), Citrus Merger Sub A, Inc., a Delaware corporation and a wholly-owned subsidiary of Lemonade (“Acquisition Sub I”) and Citrus Merger Sub B, LLC, a Delaware limited liability company and wholly owned subsidiary of Lemonade (“Acquisition Sub II”). The Agreement provides that, pursuant to and on the terms and conditions set forth therein, (i) Acquisition Sub I will merge with and into the Company (the “First Merger” and the effective time of the First Merger, the “First Effective Time”)), with the Company continuing as the surviving entity (the “Initial Surviving Corporation”), and (ii) the Initial Surviving Corporation will merge with and into Acquisition Sub II (the “Second Merger”), with Acquisition Sub II continuing as the surviving entity as a wholly owned subsidiary of Lemonade (the First Merger, the Second Merger and the other transactions contemplated by the Agreement, collectively, the “Proposed Transaction”). The Proposed Transaction implies a fully diluted equity value of approximately $500 million, or an enterprise value of about $340 million net of unrestricted cash and cash equivalents as of September 30, 2021. Under the terms of the Agreement, stockholders of the Company will receive shares of Lemonade common stock at a ratio of 19:1. The transaction is conditioned on customary closing conditions, including receipt of applicable regulatory approvals and approval of the Proposed Transaction by stockholders of the Company, and is expected to close in the second quarter of 2022. The Boards of Directors of both the Company and Lemonade have each approved the Proposed Transaction.
For additional information related to the Agreement and the Proposed Transaction, see Note 18, Subsequent Events.
Business Combination
On February 9, 2021, the Company consummated a merger pursuant to that certain Agreement and Plan of Merger and Reorganization, dated November 24, 2020, and as amended on January 12, 2021 and February 8, 2021 (the “Merger Agreement”), by and among INSU, INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of INSU (“Merger Sub”) and MetroMile, Inc., a

Delaware corporation (“Legacy Metromile”), pursuant to which, among other things, Merger Sub merged with and into Legacy Metromile, with Legacy Metromile surviving the merger as a wholly owned subsidiary of the Company (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), the Company changed its name to Metromile, Inc., and Legacy Metromile changed its name to Metromile Operating Company. Unless the context indicates otherwise, references to “INSU” refer to the historical operations of INSU prior to the Closing, and references to the “Company,” “Metromile” and “Metromile Operating Company” refer to the historical operations of Legacy Metromile and its consolidated subsidiaries prior to the Closing and the business of the combined company and its subsidiaries following the Closing.
The Merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, INSU, who was the legal acquirer, is treated as the “acquired” company for financial reporting purposes and Metromile Operating Company is treated as the accounting acquirer. This determination was primarily based on the fact that Metromile Operating Company’s stockholders prior to the Merger have a majority of the voting power of the Company, Metromile Operating Company’s senior management now comprise substantially all of the senior management of the Company, the relative size of Metromile Operating Company compared to the Company, and that Metromile Operating Company’s operations comprise the ongoing operations of the Company. Accordingly, for accounting purposes, the Merger is treated as the equivalent of a capital transaction in which Metromile Operating Company issued stock for the net assets of INSU, which are stated at historical cost, with no goodwill or other intangible assets recorded, and Metromile Operating Company’s financial statements became those of the Company.
Pursuant to the Amended and Restated Certificate of Incorporation of the Company, at the closing, each share of INSU’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), converted into one share of INSU’s Class A Common Stock. After the Closing and following the effectiveness of the Second Amended and Restated Certificate of Incorporation of the Company, each share of Class A Common Stock was automatically reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), without any further action by the Company or any stockholder thereof.
On February 9, 2021, a number of purchasers (each, a “Subscriber”) purchased from the Company an aggregate of 17,000,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $170.0 million, pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of November 24, 2020. Pursuant to the Subscription Agreements, the Company gave certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of PIPE Shares was consummated concurrently with the Closing.
Description of Business after the Business Combination
The Company, through Metromile Operating Company and its wholly owned subsidiary, Metromile Insurance Services LLC (the “GA Subsidiary”), sells pay-per-mile auto insurance to consumers in eight states: California, Washington, Oregon, Illinois, Pennsylvania, Virginia, New Jersey, and Arizona. Metromile Operating Company has a wholly owned subsidiary, Metromile Insurance Company (the “Insurance Company”), which focuses on property and casualty insurance. In January 2019, Metromile Operating Company formed Metromile Enterprise Solutions, LLC (“Enterprise”), a wholly owned subsidiary, which focuses on selling its insurance solution technology to third party customers.
The Insurance Company provides auto insurance to customers with premiums based on a flat rate plus an adjustable rate based on actual miles driven. To record miles driven, the GA Subsidiary may provide drivers with a telematics device, the Metromile Pulse, which plugs into a car’s on-board diagnostic system to capture mileage.
The GA Subsidiary acts as a full-service insurance General Agent (“GA”). As a full-service GA, the subsidiary provides all policy pricing, binding, and servicing (payments and customer service) for the policyholders. Until late 2016, the GA Subsidiary underwriting carrier was National General Insurance (“NGI”) and its related carriers. The GA Subsidiary began transitioning NGI-issued policies upon renewal in late 2016 to the Insurance Company and has only a small number of policies with NGI as of September 30, 2021. Policies underwritten by the Insurance Company are binded by the GA as well as through a network of independent agents.
NGI handles claims for the GA Subsidiary’s policies underwritten by NGI and its related carriers, for which it pays NGI a fee for the LAE. NGI bears the risk of loss under these policies. Accordingly, the Company has no exposure to claims that would require an accrual for those NGI-related losses.
The Insurance Company bears risk of loss under all insurance policies it underwrites. The financial statements include reserves for future claims based on actuarial estimates for the Insurance Company. The Loss and LAE reserves as of September 30, 2021 (unaudited) and December 31, 2020 were $70.8 million and $57.1 million, respectively.
Basis of Presentation
The accompanying interim unaudited consolidated financial statements have been prepared in accordance GAAP and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative GAAP. The consolidated financial statements include the accounts of Metromile, Inc. and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.
These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020, which are included in the Company’s Post-Effective Amendment No. 1 to Form S-1 filed with the SEC on August 27, 2021.
Liquidity and Capital Resources
The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has had recurring losses and an accumulated deficit since its inception, related primarily to the development of its website, technology, customer acquisition, insurance losses and other operations. The Company obtained additional funding of $310.0 million in 2021 in connection with the Business Combination to support its ongoing operations and fund future growth of the Company. Management has concluded that substantial doubt regarding the Company’s ability to continue as a going concern for the period November 2021 through December 2022 has been alleviated based upon the recent funding and future operational improvement plans.
In the first quarter of 2020, the global pandemic caused by COVID-19 breached the U.S. and resulted in Shelter-In-Place orders across the country and insurance department bulletins limiting the actions that insurance carriers may take and reducing the amount of premiums that will be promptly received in the short term. These factors resulted in a significant decline in both revenues and losses of the Insurance Company. In addition, in response to these events, the Company performed a temporary reduction in force of 125 employees to further align costs with revenue during the second quarter of 2020. The Company will continue to monitor the situation closely, but given the uncertainty about the duration or magnitude of the pandemic, management cannot estimate the impact on its financial condition, operations, and workforce.
Revision to Previously Issued Financial Statements
The Company has made revisions to the table in Note 15, Segment and Geographic Information, which presents a reconciliation of the Company’s total reportable segments’ contributions to its total loss from operations. To reflect proper classification of certain income and expense amounts, $1.8 million was reclassified from Policy services expenses and other to Other income within the reconciliation presented for the nine months ended September 30, 2020. The revisions had no effect on total liabilities, stockholders’ deficit or net loss after taxes as previously reported.

Reclassifications
Reclassifications have been made to the prior year balances to conform to the current year presentation. In particular, accounts receivable has been combined with prepaid expenses and other assets into a single line on the consolidated balance sheets. The reclassifications had no effect on stockholders’ deficit or net loss after taxes as previously reported.
Unaudited interim financial information
The accompanying interim consolidated balance sheet as of September 30, 2021, the interim consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity for the three months and nine months ended September 30, 2020 and 2021, and cash flows for the nine months ended September 30, 2020 and 2021 are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the SEC and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2021 and the Company’s consolidated results of operations for the three months and nine months ended September 30, 2020 and 2021, and cash flows for the nine months ended September 30, 2020 and 2021. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other future interim or annual periods.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. The Company’s principal estimates include: unpaid losses and LAE reserves; the fair value of investments; the fair value of stock-based awards; the fair value of the warrant liability; premium refunds to policyholders; reinsurance recoverable on unpaid loss; and the valuation allowance for income taxes. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ materially from these estimates.
There have been no material changes to our significant accounting policies from our audited consolidated financial statements included in the Company’s Post-Effective Amendment No. 2 to Form S-1 filed with the SEC on August 27, 2021.
Digital Assets, Net
During the nine months ended September 30, 2021, the Company purchased an aggregate of $1.0 million in digital assets, comprised solely of bitcoin. The Company currently accounts for these digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles-Goodwill and Other. The Company has ownership of and control over the purchased bitcoin asset and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at cost, net of any impairment losses incurred since acquisition.
An impairment analysis is performed at each reporting period to identify whether events or changes in circumstances, in particular decreases in the quoted prices on active exchanges, indicate that it is more likely than not that digital assets held by the Company are impaired. The fair value of digital assets is determined on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that the Company has determined is its principal market for bitcoin (Level 1 inputs). If the carrying value of the digital asset exceeds the fair value based on the lowest price quoted in the active exchanges during the period, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within Other expense in the consolidated statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale. There were no digital assets sales during the nine months ended September 30, 2021.
Recent Issued Accounting Pronouncements
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.
In February 2016, FASB issued ASU 2016-2, Leases (Topic 842). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. The standard will be effective beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. This update modified the existing accounting guidance related to the impairment evaluation for available-for-sale debt securities, reinsurance recoverables, and premiums receivables and could result in the creation of an allowance for credit losses as a contra asset account. The ASU requires a cumulative-effect change to retained earnings in the period of adoption and prospective changes on previously recorded impairments, to the extent applicable. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
In March 2020, FASB issued ASU 2020-4, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference LIBOR or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
2.   Fair Value of Financial Instruments
Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Cash and Cash Equivalents
The Company’s cash and cash equivalents are demand and money market accounts and other highly liquid investments with an original maturity of three months or less. Demand and money market accounts are at stated values. Fair values for other cash equivalents are classified as Level 1 and are based upon appropriate valuation methodology.
Marketable Securities — Available-for-sale
The Company classifies highly liquid money market funds, U.S. Treasury bonds and certificates of deposit within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets and upon models that take into consideration such market-based factors as recent sales, risk-free yield curves, and prices of similarly rated bonds. Commercial paper, corporate bonds, corporate debt securities, repurchase agreements, and asset backed securities are classified within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. The Company did not hold any securities classified within Level 3 as of September 30, 2021 (unaudited) and December 31, 2020.
Assets measured on a recurring basis at fair value, primarily related to marketable securities, included in the consolidated balance sheets as of September 30, 2021 (unaudited) and December 31, 2020 are set forth below (in thousands):
	Fair Value Measurement at September 30, 2021 (unaudited)
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$154,111	$—	$—	$154,111
Total cash equivalents	$154,111	$—	$—	$154,111
Restricted cash equivalents
Money market accounts	$31,254	$—	$—	$31,254
Certificates of deposits	3,331	—	—	3,331
Total restricted cash equivalents	$34,585	$—	$—	$34,585
Marketable securities – restricted
Corporate debt securities	$—	$3,356	$—	$3,356
U.S. treasury and agency securities	23,273	1,995	—	25,268
Commercial paper	—	12,088	—	12,088
Asset backed securities	—	9,080	—	9,080
Total marketable securities – restricted	$23,273	$26,519	$—	$49,792

	Fair Value Measurement at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$6,771	$—	$—	$6,771
Total cash equivalents	$6,771	$—	$—	$6,771
Restricted cash equivalents
Money market accounts	$6,201	$—	$—	$6,201
Certificates of deposits	3,331	—	—	3,331
Total restricted cash equivalents	$9,532	$—	$—	$9,532
Marketable securities – restricted
Corporate debt securities	$—	$5,955	$—	$5,955
U.S. treasury securities	6,994	—	—	6,994
Commercial paper	—	8,791	—	8,791
Asset backed securities	—	2,911	—	2,911
Total marketable securities – restricted	$6,994	$17,657	$—	$24,651
Public and Private Warrants
At the Closing, Metromile Operating Company acquired the net liabilities from INSU, including warrants exercisable for common stock. The Company estimated the fair value of warrants exercisable for common stock measured at fair value on a recurring basis at the respective dates using the public trading price, for the Public warrants, and the Black-Scholes option valuation model, for the Private placement warrants (together with the public warrants, the “Warrants”), respectively. The Black-Scholes option valuation model inputs are based on the estimated fair value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the Company’s underlying stock. These estimates, especially the expected volatility, are highly judgmental and could differ materially in the future.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company considers its Public warrants to be Level 1 liabilities as it uses publicly and readily available information to measure the fair value of the warrants. For the Company’s Private placement warrants, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date and as such are classified as Level 2 liabilities.
The table below sets forth a summary of changes in the fair value of the Company’s Level 1, Level 2, and Level 3 liabilities for the year ended December 31, 2020 and the nine months ended September 30, 2021 (unaudited) (in thousands):
Balance at December 31, 2019	$1,738
Issuance of warrant on Series E convertible preferred stock	12,620
Increase in fair value of warrant	69,294
Balance at December 31, 2020	$83,652
Increase in fair value of warrants	47,061
Exercise of preferred stock warrants prior to Business Combination	(130,714)
Public and Private placement Warrants acquired in Business Combination	45,623
Decrease in fair value of Public and Private placement Warrants	(38,929)
Balance at September 30, 2021	$6,693

The fair value of the Private placement warrants was determined using the Black-Scholes option valuation model using the following assumptions for values as of September 30, 2021:
	Estimated Fair Value of Warrants as of September 30, 2021 (in thousands)	Exercise Price (in whole dollars)	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in years)
Private placement warrants	$176	$11.50	0%	70%	0.84%	4.4
In connection with the Merger, each of the Metromile Operating Company convertible preferred stock warrants outstanding as of December 31, 2020 was exercised for shares of Metromile Operating Company common stock. Therefore, there were no convertible preferred stock warrants outstanding after the Closing.
Through the three months and nine months ended September 30, 2021 and 2020 (unaudited), there were no transfers to or from any Level. The carrying amounts of accounts payable, accrued expenses and notes payable approximate their fair values because of the relatively short periods until they mature or are required to be settled.
3.   Marketable Securities
The Company has investments in certain debt securities that have been classified as available-for-sale and recorded at fair value. These investments are included in both assets for securities with a maturity of one-year or less and assets for securities with a maturity of more than one-year. These securities are held in the Insurance Company and shown as restricted given that the transfer of these assets is subject to the approval of the state regulators. As of September 30, 2021 (unaudited) and December 31, 2020, deposits with various states consisted of bonds, cash and cash equivalents with carrying values of $5.1 million and $4.9 million, respectively.
When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Company’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis. As of December 31, 2020 and September 30, 2021 (unaudited), the Company does not consider any of its investments to be other-than-temporarily impaired. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in the consolidated statements of other comprehensive loss. Realized gains and losses on sales of investments are generally determined using the specific identification method and are included in the consolidated statements of operations.
The cost basis and fair value of available-for-sale securities as of September 30, 2021 (unaudited) and December 31, 2020 are presented below (in thousands):
	As of September 30, 2021 (Unaudited)
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities – restricted
Corporate debt securities	$3,356	$—	$—	$3,356
U.S. treasury and agency securities	25,274	—	(6)	25,268
Commercial paper	12,088	—	—	12,088
Asset backed securities	9,083	—	(3)	9,080
Total marketable securities – restricted	$49,801	$—	$(9)	$49,792

	As of December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities – restricted
Corporate debt securities	$5,938	$17	$—	$5,955
U.S. treasury securities	6,994	—	—	6,994
Commercial paper	8,791	—	—	8,791
Asset backed securities	2,911	—	—	2,911
Total marketable securities — restricted	$24,634	$17	$—	$24,651
The amortized cost and estimated fair value of marketable securities as of September 30, 2021 (unaudited) and December 31, 2020 and are shown below by contractual maturity (in thousands):
	As of September 30, 2021 (unaudited)
	Amortized Cost	Estimated Fair Value
Due within one year	$29,171	$29,193
Due between one to five years	20,630	20,599
	$49,801	$49,792
	As of December 31, 2020
	Amortized Cost	Estimated Fair Value
Due within one year	$21,603	$21,629
Due between one to five years	3,031	3,022
	$24,634	$24,651
4.   Business Combination
As described in Note 1, the Business Combination was consummated on February 9, 2021 (the “Closing Date”). For financial accounting and reporting purposes under GAAP, the Business Combination was accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible asset recorded. As a result, the historical operations of Metromile Operating Company are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of Metromile Operating Company prior to the Business Combination; (ii) the combined results of the Company and Metromile Operating Company following the Business Combination; (iii) the assets and liabilities of Metromile Operating Company at their historical cost; and (iv) the Company’s equity structure for all periods presented.
In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock issued to Metromile Operating Company stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Metromile Operating Company redeemable convertible preferred stock and Metromile Operating Company common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement. Activity within the statement of stockholder’s equity for the issuances and repurchases of Metromile Operating Company redeemable preferred stock, were also retroactively converted to Metromile Operating Company common stock.
The following table reconciles the elements of the Business Combination to the consolidated statement of cash flows and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2021 (dollars in thousands).

Recapitalization
Cash – INSU’s trust and cash (net of redemptions)	$229,925
Cash – PIPE	170,000
Less transaction costs and advisory fees paid	31,456
Less cash payments to Metromile Operating Company stockholders	32,000
Net Business Combination and PIPE financing	336,469
Less non-cash net liabilities assumed from INSU	45,516
Net contributions from Business Combination and PIPE Financing	$290,953
Number of Shares
INSU Class A Common stock, outstanding prior to Business Combination	23,540,000
INSU Class B Common stock, outstanding prior to Business Combination	6,669,667
Less redemption of INSU shares	8,372
Common stock of INSU	30,201,295
Shares issued in PIPE	17,000,000
Business Combination and PIPE financing shares	47,201,295
Metromile Operating Company shares(1)	79,525,839
Total shares of common stock immediately after Business Combination	126,727,134

(1)
The number of Metromile Operating Company shares was determined from the 78,313,665 shares of Metromile Operating Company common and preferred stock outstanding immediately prior to the closing of the Business Combination, which are presented net of the common and preferred stock redeemed, converted at the Exchange Ratio of 1.01547844. All fractional shares were rounded down.

5.   Deferred Policy Acquisition Costs, Net
Deferred policy acquisition costs, net (“DPAC”) consists of the following (in thousands):
	September 30, 2021	December 31, 2020
	(unaudited)
Deferred policy acquisition costs	$11,363	$10,511
Deferred ceding commission(1)	(104)	(1,202)
Accumulated amortization	(9,690)	(8,653)
Deferred policy acquisition costs, net	$1,569	$656

(1)
As of June 30, 2021, the Company had commuted all of its reinsurance agreements. Balance from this period onward represents deferred commissions from the Company’s relationship with NGI. See Note 1, Overview and Basis of Presentation for more detail regarding NGI.

For the three months ended September 30, 2021 and 2020 (unaudited), total amortization expense was approximately $0.3 million and $0.4 million , respectively. For the nine months ended September 30, 2021 and 2020 (unaudited), total amortization expense was approximately $1.0 million and $1.2 million, respectively. During all periods presented the amortization expense was included as part of sales, marketing and other acquisition costs in the Company’s consolidated statements of operations.
6.   Digital Assets, Net
In June 2021, the Company purchased and received $1.0 million of bitcoin. During the three months and nine months ended September 30, 2021 (unaudited), the Company recorded $0.1 million and $0.2 million, respectively, of impairment losses on bitcoin. There were no realized gains or losses recognized during the three months and nine months ended September 30, 2021 (unaudited). As of September 2021 (unaudited), the carrying value of the Company’s bitcoin digital assets held was $0.8 million, which reflects cumulative impairments of $0.2 million. The fair market value of bitcoin held as of September 30, 2021 (unaudited), was $1.2 million.
7. Loss and Loss Adjustment Expense Reserves
The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, net of reinsurance recoverable, for the nine months ended September 30, 2020 and 2021 (unaudited) (in thousands):
	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Balance at January 1	$57,093	$52,222
Less reinsurance recoverable	(33,941)	(28,837)
Net balance at January 1	23,152	23,385
Incurred related to:
Current year	60,940	10,774
Prior years	1,332	1,214
Total incurred	62,272	11,988
Paid related to:
Current year	26,648	4,155
Prior years	(12,022)	11,422
Total paid	14,626	15,577
Net balance at end of period	70,798	19,796
Plus reinsurance recoverable	—	33,583
Balance at end of period	$70,798	$53,379
These reserve estimates are generally the result of ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting reserves, the Company reviewed its loss data to estimate expected loss development. Management believes that the use of sound actuarial methodology applied to its analyses of historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company’s estimates, and future events beyond the control of management, such as changes in law, judicial interpretations of law and inflation, may favorably or unfavorably impact the ultimate settlement of the Company’s losses and LAE.
The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends.
The estimation of unpaid losses and LAE reserves is based on existing factors at the date of estimation. Accordingly, future events may result in ultimate losses and LAE significantly varying from a reasonable provision as of the date of estimation. Unfavorable development of claims in future years could result in a significant negative impact on operations, stockholders’ surplus, and RBC. Such development, if not offset by other increases in stockholders’ surplus, could result in the insurance departments of the state of domicile taking regulatory actions against the Insurance Company.
During the nine months ended September 30, 2021 (unaudited), the Company experienced unfavorable development on losses and LAE from prior accident years as a result of higher severity for the injury coverages. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies. In 2020, the Company experienced unfavorable development on losses and LAE from prior accident years as a result of adverse LAE development. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies.
8.   Reinsurance
During the periods presented, the Company used reinsurance contracts to protect itself from losses due to concentration of risk and to manage its operating leverage ratios. As of September 30, 2021, the Company has commuted all of its reinsurance agreements. Details regarding the commutation settlement agreements include the following:
•
In February 2021, Metromile Insurance Company entered into a settlement agreement with Horseshoe Re Limited (“Horseshoe”) to commute the reinsurance agreements with effective dates beginning May 1, 2017, May 1, 2018, and May 1, 2019. Pursuant to the agreement, Metromile Insurance Company paid approximately $9.0 million, net, for commutation of the underlying agreements.

•
In June and July 2021, Metromile Insurance Company entered into settlement agreements with Horseshoe, Partner Reinsurance Company of the U.S. (“Partner”), Topsail Reinsurance SPC Ltd. (“Topsail”), The Cincinnati Insurance Company (“Cincinnati”) and Mapfre Re (“Mapfre”) to commute the reinsurance agreements between the parties with effective dates beginning May 1, 2017, May 1, 2018, May 1, 2019, and May 1, 2020. The commutations were effective April 30, 2021. Pursuant to the settlements, Metromile Insurance Company paid approximately $6.2 million, net, for commutation of the underlying agreements.

Prior to the above-mentioned reinsurance agreement commutations, the Company had several quota-share reinsurance agreements in place. For more detail on such agreements see below and refer to Reinsurance in the notes to the audited consolidated financial statements which are included in the Company’s Post-Effective Amendment No. 2 to Form S-1 filed with the SEC on August 27, 2021.
•
Effective May 1, 2017, two quota-share reinsurance agreements were entered into under which 85% of the Company’s premiums and losses related to its renewal business occurring May 1, 2017 through April 30, 2018 were ceded to two unaffiliated reinsurers.

•
Effective May 1, 2018, three quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses related to its second term renewal business occurring May 1, 2018 through April 30, 2019, but not covered by the earlier quota-share agreements, were ceded to three unaffiliated reinsurers.

•
Effective May 1, 2019, four quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor, related to its new and renewal business occurring May 1, 2019 through April 30, 2020, but not covered by the earlier quota-share agreements, were ceded to four unaffiliated reinsurers.

•
Effective May 1, 2020, five quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor for one agreement, related to its new and renewal business occurring May 1, 2020 through April 30, 2021, but not covered by the earlier quota-share agreements, were ceded to five unaffiliated reinsurers.

In addition, the Company received revenue from the reinsurers related to the acquisition costs incurred related to the ceded policies. The revenue was based on the number of policies newly ceded to the reinsurers. During the three months ended September 30, 2021 and 2020 (unaudited) the Company received $0.0 million and $2.1 million, respectively, for acquisition costs from the reinsurers, pursuant to the existing reinsurance agreements. During the nine months ended September 30, 2021 and 2020 (unaudited) the Company received $4.7 million and $9.1 million, respectively, for acquisition costs from the reinsurers, pursuant to the existing reinsurance agreements. This revenue is recorded in other revenue on the consolidated statements of operations.
The insurance company was not relieved of its primary obligations to policyholders as a result of any reinsurance agreements. The credit risk associated with the Company’s reinsurance contracts was mitigated by using a diverse group of reinsurers and monitoring their financial strength ratings. The former reinsurance counterparties and their a.m. Best financial strength ratings are as follows: Mapfre (A), Cincinnati (A+), Partner (A+), Horseshoe (not rated), and Topsail (not rated). For reinsurance counterparties not rated, adequate levels of collateral were required either in the form of a letter of credit or funded trust account.
The effect of the Company’s reinsurance agreements on premiums, loss and LAE related to the insurance company for the nine months ended September 30, 2021 (unaudited) and the year ended December 31, 2020 is as follows (in thousands):
	September 30, 2021 (unaudited)
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$83,396	$82,073	$17,393	$76,973	$70,798
Ceded	(19,411)	(33,080)	—	(14,701)	—
Net	$63,985	$48,993	$17,393	$62,272	$70,798
	December 31, 2020
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$100,611	$99,712	$16,070	$74,943	$57,093
Ceded	(85,504)	(84,740)	(13,668)	(54,010)	(33,941)
Net	$15,107	$14,972	$2,402	$20,933	$23,152
9.   Notes Payable, net
The following table summarizes the Company’s debt outstanding, net of issuance costs (in thousands):
	September 30, 2021	December 31, 2020
	(unaudited)
2019 Loan and Security Agreement	$—	$25,000
Subordinated Note Purchase and Security Agreement	—	32,461
Paycheck Protection Program Loan	—	5,880
Principal Amount Due	—	63,341
Less: Unamortized debt issuance costs and discounts	—	(11,407)
Notes payable, net	$—	$51,934
Paycheck Protection Program Loan
In April 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act for approximately $5.9 million. The loan was evidenced by a promissory note and bore interest at 1% with payments deferred for 10 months after the covered period of 24 weeks. Monthly payments of principal and interest of approximately $0.3 million would have begun in September 2021 and continued through maturity in April 2022, if required. The loan was subject to partial or full forgiveness if the Company: used all proceeds for eligible purposes; maintained certain employment levels; and maintained certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations and guidance. This loan was repaid in February 2021 and is no longer outstanding.
Subordinated Note Purchase and Security Agreement
In April 2020, the Company entered into that certain Note Purchase and Security Agreement (as amended, the “Note Purchase Agreement”) with us, as issuer, certain of the Company’s subsidiaries, as guarantors, and certain affiliates of Hudson Structured Capital Management (collectively, “Hudson”) with borrowings totaling $31.6 million through December 31, 2020 in the aggregate, along with $0.9 million of capitalized payment in kind (“PIK”) interest. The transaction further provided for additional funds up to $15.0 million over time, from Hudson, the timing of which was subject to reinsurance settlement timing. The outstanding principal under the Note Purchase Agreement was due in April 2025 and bore interest at the following rates: 2% per annum payable quarterly in arrears in cash, and a varying interest rate of 9.0% to 11.0% of PIK interest. The PIK interest was based on the aggregate outstanding principal balance as follows: (i) 11.0% if the outstanding balance was less than $5.0 million; (ii) 10.0% if the outstanding balance was greater than or equal to $5.0 million but less than $10.0 million; and (iii) 9.0% if the outstanding balance was greater than or equal to $10.0 million. PIK interest represents contractually deferred interest that is added to the principal balance outstanding and due at maturity. The loan was secured by substantially all assets of the Company. As of December 31, 2020, the outstanding principal and capitalized PIK interest on the Note Purchase Agreement was $32.5 million, along with $0.6 million of accrued PIK interest not subject to capitalization as of such date. The loan was able to be prepaid in an amount equal to the outstanding principal, accrued cash and PIK interest, and the end of term fee equal to 1% of the principal amount being prepaid. This loan was repaid in March 2021 and is no longer outstanding.
As part of the Note Purchase and Security Agreement, the Company issued warrants for up to 8,669,076 of Series E convertible preferred shares, which the Company estimated to have a fair value of $12.5 million at issuance which was recorded as a discount to the debt and was amortized to interest expense over the term of the debt. These warrants were exercised in February 2021 and are no longer outstanding.
2019 Loan and Security Agreement
In December 2019, the Company entered into a Loan and Security Agreement (the “2019 Loan and Security Agreement”) with a group of lenders for a term loan in the amount of $25.0 million. Minimum payments of interest were due monthly through December 2021. Beginning in January 2022, equal payments of principal would have been due monthly in an amount necessary to fully amortize the loan by June 5, 2024. An end of term payment of $0.6 million was due at maturity or date of any prepayment. At the time of origination, the lender was granted a warrant to purchase Series E convertible preferred stock, estimated to have a fair value of $0.5 million at issuance. The warrants were exercised in February 2021 and are no longer outstanding. The loan was secured by substantially all assets of the Company. The Company was required to obtain the lender’s consent regarding certain dispositions, and changes in business, management, or ownership including mergers and acquisitions, as more fully described in the 2019 Loan Agreement. The balance outstanding net of debt issuance costs for the 2019 Loan Agreement was $24.3 million as of December 31, 2020. The loan was prepaid in February 2021 and is no longer outstanding.
The loan was able to be prepaid in an amount equal to the outstanding principal, accrued interest, and the end of term fee, plus a prepayment charge of 3% if paid in the first year after the effective date, 2% if paid in the second year after the effective date, or 1% if prepaid after the second year subsequent to the effective date.
10.   Commitments and Contingencies
The Company leases facilities in San Francisco, California, which is the corporate headquarters, Tempe, Arizona and Boston, Massachusetts, as well as certain equipment. The leases are non-cancellable operating leases that expire on various dates through 2030.

Future minimum lease payments relating to these agreements as of September 30, 2021 (unaudited), are as follows (in thousands):
As of September 30, 2021 (unaudited)	Purchase Obligations	Leases	Total
2021 (remaining three months)	$1,045	$825	$1,870
2022	—	3,093	3,093
2023	—	3,181	3,181
2024	—	3,190	3,190
2025	—	2,433	2,433
Thereafter	—	11,186	11,186
Total minimum lease payments	$1,045	$23,908	$24,953
For the three months ended September 30, 2021 and 2020 (unaudited), rent expense was approximately $0.7 million. For the nine months ended September 30, 2021 and 2020 (unaudited), rent expense was approximately $2.1 million and $2.2 million, respectively. It was included as part of other operating expenses on the Company’s consolidated statements of operations.
The Company was not a party to any material litigation, regulatory actions, or arbitration other than what is routinely encountered in claims activity and routine regulatory examinations, none of which is expected by the Company to have a materially adverse effect on the Company’s financial position or operations and/or cash flow as of September 30, 2021 (unaudited) and December 31, 2020.
11.   Stockholders’ Equity
Common Stock
As of September 30, 2021, the Company had authorized a total of 640,000,000 shares for issuance as common stock. As of September 30, 2021, the Company had 127,737,209 shares of common stock issued and outstanding.
Preferred Stock
As of September 30, 2021, the Company had authorized a total of 10,000,000 shares for issuance as preferred stock. The Company’s board of directors has the authority to issue preferred stock and to determine the rights, privileges, preferences, restrictions, and voting rights of those shares. As of September 30, 2021, the Company had no shares of preferred stock outstanding.
12.   Public and Private Warrants
As of September 30, 2021, the Company had 7,666,646 public warrants and 180,000 private placement warrants outstanding. Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, at any time commencing on September 8, 2021, which was the later of 30 days after the completion of the Business Combination or 12 months from INSU’s IPO closing date. The public warrants will expire on the fifth anniversary of the Business Combination, or earlier upon redemption or liquidation.
The Company may call the public warrants for redemption:
•
in whole or in part;

•
at a price of $0.01 per warrant;

•
Upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price.
13.   Stock Option Plans
Restricted Stock Units (“RSUs”)
During the nine months ended September 30, 2021 (unaudited), the Company granted 9,848,048 restricted stock units (“RSUs”) under the 2021 Plan of which 1,301,843 RSUs were fully vested at the time of grant and vesting of 8,546,205 RSU grants is conditional based on continued employment or service for a specified period. Compensation cost related to RSU grants is recognized on a straight-line basis over the vesting period and is calculated using the closing price per share of the Company’s common stock on the grant date. For the three months and nine months ended September 30, 2021 (unaudited), the Company recorded compensation expense of $6.8 million and $14.6 million, respectively, and related to non-performance based RSUs.
A summary of the Company’s RSUs as of September 30, 2021 (unaudited) is presented in the table below:
	Number of RSUs	Weighted-Average FairValue
Balance at December 31, 2020	—	$—
Granted	9,848,048	9.38
Vested	(2,267,295)	10.47
Forfeited	(127,507)	8.61
Balance at September 30, 2021	7,453,246	$9.07
As of September 30, 2021 (unaudited), there was $73.9 million of total unrecognized compensation cost related to RSUs. That cost is expected to be recognized over a weighted-average period of 2.97 years. The total grant date fair value of shares vested during the nine months ended September 30, 2021 (unaudited) was $23.7 million.
Performance Based Awards
As of December 31, 2020, the Company had issued 150,000 outstanding performance-based awards (“PSUs”) to Dan Preston, Metromile’s Chief Executive Officer (“CEO”). As of the Closing, the performance-based provision was achieved for the outstanding performance-based awards as the Company completed a change in control event, and the Company recognized the expense related to these PSUs on the Closing date as there were no remaining vesting provisions. As a result, the Company recorded $2.5 million in stock-based compensation expense for the nine months ended September 30, 2021 (unaudited).
In the nine months ended September 30, 2021 (unaudited), the Company has issued 2,761,087 PSUs most of which each have a term of five years, subject to continuous services by each holder. One third of PSUs that vest are based on a specific number of policies in force achieved by the Company. One third of the PSUs that vest are based on the Company achieving positive operating cash flow for a period of at least one financial quarter. One third of the PSUs vest based on a market condition of the Company achieving a specific price per share for at least 20 days in a 30-day trading window. Once the performance targets are met, the PSUs that relate to the specific performance target vest immediately. For the nine months ended September 30, 2021 (unaudited), the Company had recorded $1.6 million in expense from the PSUs related to the market condition. None of the performance conditions were probable of being satisfied as of September 30, 2021 and, therefore, there is no unrecognized stock compensation related to PSUs.

In the nine months ended September 30, 2021 (unaudited), the Company granted separate tranches of PSU’s subject to a Monte Carlo simulation. The following table provides a range of the assumptions for shares granted in 2021:
2021
Expected volatility	65% – 70%
Expected term (years)	0.60 – 1.90
Expected dividend yield	n/a
Risk-free interest rate	.3% – .6%
2011 Stock Plan
In 2011, the Company’s Board of Directors adopted the 2011 Equity Incentive Plan (the “2011 Plan”). The 2011 Plan provides for the granting of stock options to officers, directors, employees, and consultants of the Company. Options granted under the 2011 Plan may be Incentive Stock Options (“ISO”) or non-statutory Stock Options (“NSO”) as determined by the Board of Directors at the time of the option grant. The remaining unallocated shares reserved under the 2011 Plan were cancelled and no new awards will be granted under the 2011 Plan. Awards outstanding under the 2011 Plan were assumed by the Company upon the closing and continue to be governed by the terms of the 2011 Plan.
2021 Stock Plan
In connection with the Closing, the Company adopted the 2021 Equity Incentive Plan (the “2021 Plan”), under which 38,018,247 shares of common stock were initially reserved for issuance for ISOs. The 2021 Plan allows for the issuance of ISOs, NSOs, restricted stock awards, stock appreciation rights, restricted stock units (“RSUs”), and performance awards. The Board of Directors determines the period over which options become exercisable and options generally vest over a four-year period. The 2021 Plan became effective immediately following the closing.
The Company uses the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of grant or modification. The Company amortizes the estimated fair value to stock compensation expense using the straight-line method over the vesting period of the option. The following is a description of the significant assumptions used in the option pricing model:
•
Expected term — The expected term is the period of time when granted options are expected to be outstanding. In determining the expected term of options, the Company utilized the midpoint between the vesting date and contractual expiration date.

•
Volatility — Because the Company’s stock has limited trading history, the Company calculates volatility by using the historical stock prices of comparable public companies.

•
Risk-free interest rate — The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the rate of treasury securities with the same term as the options.

•
Forfeiture rate — The weighted average forfeiture rate of unvested options.

•
Expected dividends — The Company does not have plans to pay cash dividends in the future. Therefore, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

The following assumptions were used to estimate the value of options granted during the nine months ended September 30, 2021 (unaudited) and year ended December 31, 2020:
Nine months ended September 30, 2021 (unaudited)
Forfeiture rate	26.2%
Volatility	62.00%
Expected term (years)	5.33
Risk-free interest rate	0.53%
Expected dividends	—

Year ended December 31, 2020
Forfeiture rate	19.60% – 25.76%
Volatility	47.00% – 62.00%
Expected term (years)	4.95 – 7.00
Risk-free interest rate	0.26% – 1.73%
Expected dividends	—
Stock Option Activity
The following table summarizes the activity of the Company’s stock option plan:
	Stock Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	5,931,024	$2.61	8.10	$70,192
Options granted	4,231	$14.45
Options exercised	(1,095,567)	$2.21
Options cancelled or expired and returned to plan	(1,987,158)	$2.24
Outstanding as of September 30, 2021 (unaudited)	2,852,530	$3.00	8.48	$1,611
Vested and exercisable to vest as of September 30, 2021	643,414	$2.96	8.22	$400
Vested and expected as of September 30, 2021 (unaudited)	1,986,567	$2.99	8.36	$1,146
The fair value of stock options granted are recognized as compensation expense in the consolidated statements of operations over the related vesting periods. The weighted-average grant date fair value per share of stock options granted during the nine months ended September 30, 2021 (unaudited) was $7.69. As of September 30, 2021 (unaudited), there was approximately $2.2 million of unrecognized stock-based compensation cost related to stock options granted under the Plan, respectively, which is expected to be recognized over an average period of 2.28 years.
The following table illustrates stock-based compensation expense for employee and non-employee RSUs and options for the nine months ended September 30, 2021 and 2020 (unaudited) (in thousands).
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cost of revenues	$343	$39	$568	$53
Research and development	1,691	219	2,321	455
Sales and marketing	693	41	832	44
Other operating expenses	5,201	127	16,228	429
Total stock-based compensation	$7,928	$426	$19,949	$981
14.   Income Taxes
The consolidated effective tax rate for the nine months ended September 30, 2021 and 2020 (unaudited), was 0% and 0%, respectively. The main driver of the difference between the federal statutory tax rate of 21% and the effective tax rate for both periods was primarily related to a full valuation allowance against the deferred tax assets.

15.   Segment and Geographic Information
The Company operates in the following two reportable segments, which are the same as its operating segments:
—
Insurance Services.   Providing insurance policies for automobile owners

—
Enterprise Business Solutions.   Providing access to its developed technology under SaaS arrangements along with professional services to third party customers.

Operating segments are based upon the nature of the Company’s business and how its business is managed. The Company’s Chief Operating Decision Maker (“CODM”) is its CEO. The CODM uses the Company’s operating segment financial information to evaluate segment performance and to allocate resources. The CODM does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Contribution is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Segment contribution is segment revenue less the related costs of revenue and sales and marketing expenses. It excludes certain operating expenses that are not allocated to segments because they are separately managed at the consolidated corporate level. These unallocated costs include stock-based compensation expense, research and development expenses, and general and administrative expenses such as legal and accounting.
The total assets of the Insurance services and Enterprise business solutions segments are $133.7 million and $4.9 million, respectively as of September 30, 2021 (unaudited), and $133.8 million and $6.1 million, respectively as of December 31, 2020. The consolidated total assets of Operating segments are $138.6 million and $139.9 million as of September 30, 2021 (unaudited) and December 31, 2020, respectively.
The following table summarizes the operating results of the Company’s reportable segments (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenue:
Insurance services	$28,470	$6,810	$71,686	$20,753
Enterprise business solutions	1,531	1,141	3,689	3,606
Total revenue	$30,001	$7,951	$75,375	$24,359
Contribution:
Insurance services	$(2,097)	$4,480	$(5,133)	$10,981
Enterprise business solutions	(786)	(546)	(2,383)	(716)
Total contribution	$(2,883)	$3,934	$(7,516)	$10,265

The following table provides a reconciliation of the Company’s total reportable segments’ contribution to its total loss from operations (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Total segment contribution	$(2,883)	$3,934	$(7,516)	$10,265
Ceded premium, losses and LAE	—	5,134	(5,242)	11,548
Other income	345	901	1,672	1,699
Policy services expenses and other	2,242	200	4,305	1,999
Sales, marketing, and other acquisition costs	12,092	(89)	84,975	3,299
Research and development	3,060	261	6,427	2,662
Amortization of capitalized software	2,838	2,815	8,190	8,311
Other operating expenses	14,200	3,922	39,511	13,138
Loss from operations	$(37,660)	$(9,210)	$(147,354)	$(32,391)
Geographical Breakdown of Direct Earned Premiums
Direct earned premium by state is as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
California	$16,352	$15,737	$47,832	$43,343
Washington	3,567	3,086	9,931	8,410
New Jersey	2,853	2,475	8,061	6,718
Oregon	1,821	1,862	5,330	5,466
Illinois	1,133	1,179	3,193	3,381
Arizona	1,410	1,170	3,923	3,332
Pennsylvania	735	792	2,133	2,197
Virginia	622	459	1,670	1,284
Total premiums earned	$28,493	$26,760	$82,073	$74,131
During the three months ended September 30, 2021 and 2020 (unaudited), the Company recognized $1.3 million and $1.1 million of revenue earned from customers outside the United States, respectively. During the nine months ended September 30, 2021 and 2020 (unaudited), the Company recognized $3.3 million and $3.6 million of revenue earned from customers outside the United States, respectively. Revenue generated outside of the United States is related to the Company’s Enterprise business solutions segment. Long-lived assets are all held in the U.S. For the three months and nine months ended September 30, 2020 and 2021 (unaudited), substantially all of the Company’s revenue was earned from customers residing in the United States.
16.   Net Loss per Share
Net loss per share calculations and potentially dilutive security amounts for all periods prior to the Merger have been retrospectively adjusted to the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. Historically, reported weighted average shares outstanding have been multiplied by 1.01547844, which is the share exchange ratio established by the Merger Agreement.
The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s common stockholders:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Numerator:
Net loss attributable to common stockholders ($ in thousands)	$(26,757)	$(10,630)	$(171,644)	$(36,417)
Denominator:
Weighted average common shares outstanding – basic and diluted	127,166,524	8,888,099	109,988,189	8,882,040
Net loss per share attributable to common stockholders – basic and diluted	$(0.21)	$(1.20)	$(1.56)	$(4.10)
As the Company has reported net loss for each of the periods presented, all potentially dilutive securities are antidilutive. The following potential outstanding shares of Common Stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:
	As of September 30,
	2021	2020
	(unaudited)
Convertible preferred stock	—	68,776,612
Outstanding stock options – Stock Plan	2,852,530	6,149,668
Warrants for preferred stock	—	9,570,649
Warrants for common stock	7,846,646	—
Restricted stock units	11,506,230	—
Total anti-dilutive securities	22,205,406	84,496,929
17.   Related-Party Transactions
In August 2014, the Company loaned the CEO $0.4 million with interest at 3.09% and adjusted to 1.5% in April 2020, which was used to early exercise stock options issued to the CEO and was due at the earlier of one year after termination of employment, upon an Initial Public Offering or change in control, or ten years from the date issued. The loan was full recourse, and also collateralized by the underlying shares of common stock. For accounting under GAAP, the note receivable is presented as contra-equity in the accompanying consolidated balance sheets. This loan was paid in full in February 2021 and is no longer outstanding.
In March 2018, the Company entered into an agreement with a third party under which the Company developed proprietary software solutions and provides access to and use of such software solutions and related services. In July 2018, the third party became an investor of the Company as part of the Series E convertible preferred stock Financing. During the three months ended September 30, 2021 and 2020 (unaudited), the Company recognized $1.3 million and $1.1 million of revenue from the investor, respectively. During the nine months ended September 30, 2021 and 2020 (unaudited), the Company recognized $3.3 million and $3.6 million of revenue from the investor, respectively. The Company had $0.0 million in accounts receivable balances from the investor as of September 30, 2021 (unaudited) and December 31, 2020, respectively. The Company continues to enter into contracts with the investor related to the Company’s Enterprise business solutions (see Note 15, Segment and Geographic Information).
An executive of Hudson, who the Company entered into a Note Purchase and Security Agreement with in 2020 (see Note 9, Notes Payable, net), is on the Company’s Board of Directors. This loan was repaid in March 2021 and is no longer outstanding.

18.   Subsequent Events
As described above in Note 1, the Company and Lemonade have entered into the Agreement, pursuant to which Lemonade will acquire the Company in an all-stock transaction that implies a fully diluted equity value of approximately $500 million, or an enterprise value of about $340 million net of unrestricted cash and cash equivalents as of September 30, 2021.
In accordance with the Agreement, at the First Effective Time, each share of the Company’s common stock issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 0.05263 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock of Lemonade, par value $0.00001 per share (“Lemonade Common Stock”).
At the First Effective Time, (i) each Metromile stock option that is held by an individual who, as of November 8, 2021, was not employed or providing services to the Company or its subsidiaries shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) (1) the Lemonade stock price multiplied by the Exchange Ratio (the “Per Metromile Share Price”) less (2) the per share exercise price thereof, multiplied by (B) the total number of shares of the Company’s common stock subject to such option; (ii) each other Company stock option shall be assumed by Lemonade and converted into a corresponding option with respect to Lemonade Common Stock (with the number of shares and exercise price thereof equitably adjusted based on the Exchange Ratio); (iii) each award of Company restricted stock units that (A) is held by any non-employee director of the Company or (B) subject to performance vesting conditions shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (1) the Per Metromile Share Price multiplied by (2) the number of shares of the Company’s common stock subject to such award (in the case of any award subject to performance vesting conditions, based on actual performance as determined by the Compensation Committee of the Company’s Board of Directors prior to the First Effective Time); (iv) each other award of Company restricted stock units shall be assumed by Lemonade and converted into a corresponding award with respect to Lemonade Common Stock (with the number of shares subject to such award equitably adjusted based on the Exchange Ratio); and (v) each Metromile warrant exercisable for shares of the Company’s common stock shall be assumed by Lemonade and converted into a corresponding warrant denominated in shares of Lemonade Common Stock (with the number of warrants and exercise price being adjusted based on the Exchange Ratio). Except as otherwise set forth above, each Metromile stock option, restricted stock unit award, and warrant assumed by Lemonade shall continue to have the same terms and conditions as applied immediately prior to the First Effective Time.
The consummation of the Proposed Transaction is subject to the satisfaction or waiver of certain closing conditions, including, among others (i) the effectiveness of the registration statement on Form S-4 registering the shares of Lemonade Common Stock issuable in the Proposed Transaction and absence of any stop order or proceedings by the SEC with respect thereto; (ii) the adoption of the Agreement by holders of a majority of the outstanding shares of the Company’s common stock; (iii) the expiration or earlier termination of any applicable waiting period of review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) receipt of other material regulatory consents and approvals; (v) the approval for listing on the New York Stock Exchange of the shares of Lemonade Common Stock to be issued pursuant to the Agreement; (vi) the absence of governmental restraints or prohibitions preventing the consummation of the Proposed Transaction; (vii) subject to specified materiality standards, the truth and accuracy of the representations and warranties made by each party; (viii) the compliance with or performance by the other party in all material respects of the covenants in the Agreement; and (ix) the absence of a material adverse effect on each party.
Contemporaneously with the execution of the Agreement, certain stockholders of the Company holding approximately 11.3% of the outstanding shares of the Company’s common stock, including all members of the Company’s Board of Directors and certain of the Company’s officers (the “Stockholders”), entered into voting and support agreements (the “Voting and Support Agreements”) with Lemonade, pursuant to which the Stockholders agreed to, among other things, vote all of their shares in the Company (“Voting Shares”) (i) in favor of the adoption of the Agreement and approval of the Proposed Transaction; (ii) in favor of any adjournment or postponement recommended by the Company with respect to any Company stockholders meeting to the extent permitted or required pursuant to the Agreement; (iii) against any alternative acquisition proposal or transaction; (iv) against any merger, sale of substantial assets or liquidation of the Company; and (v) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Proposed Transaction.
Upon the consummation of the Proposed Transaction, the Company will cease to be a publicly traded company. The Company has agreed to various customary covenants and agreements, including, among others, agreements to conduct business in the ordinary course during the period between the execution of the agreement and the effective time of the Proposed Transaction. The Company does not believe these restrictions will impact the Company’s ability to meet its ongoing costs of operations, working capital needs, or capital expenditure requirements.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Metromile, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Metromile, Inc. (and subsidiaries) (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Moss Adams LLP
San Francisco, California
March 30, 2021 (August 6, 2021 as to the effects of the reverse recapitalization described in Note 1 and subsequent events described in Note 19)
We have served as the Company’s auditor since 2016

METROMILE OPERATING COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	December 31, 2019	December 31, 2020
Assets
Investments
Marketable securities	$9,352	$—
Marketable securities – restricted	36,963	24,651
Total investments	46,315	24,651
Cash and cash equivalents	18,687	19,150
Restricted cash and cash equivalents	24,200	31,038
Receivable for securities	225	—
Premiums receivable	16,602	16,329
Accounts receivable	5,590	4,999
Reinsurance recoverable on paid loss	12,541	8,475
Reinsurance recoverable on unpaid loss	28,837	33,941
Prepaid reinsurance premium	12,904	13,668
Prepaid expenses and other assets	8,621	7,059
Deferred transaction costs	—	3,581
Deferred policy acquisition costs, net	1,421	656
Telematics devices, improvements and equipment, net	10,570	12,716
Website and software development costs, net	16,481	18,401
Intangible assets	7,500	7,500
Total assets	$210,494	$202,164
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Loss and loss adjustment expense reserves	$52,222	$57,093
Ceded reinsurance premium payable	36,864	27,000
Payable to carriers – premiums and LAE, net	2,553	849
Unearned premium reserve	15,171	16,070
Deferred revenue	5,200	5,817
Accounts payable and accrued expenses	5,911	8,222
Note payable	24,102	51,934
Deferred tax liability	84	—
Warrant liability	1,738	83,652
Other liabilities	5,189	8,554
Total liabilities	149,034	259,191
Commitments and contingencies (Note 11)
Convertible preferred stock, $0.0001 par value; 78,697,118, and 89,775,268 shares authorized as of December 31, 2019, and 2020, respectively; 68,776,614 shares issued and outstanding as of December 31, 2019 and 2020; liquidation preference of $302,397 as of December 31, 2019 and 2020	304,469	304,469
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 97,485,929 and 111,702,628 shares authorized as of December 31, 2019 and 2020, respectively; 8,865,510 and 8,992,039 shares issued and outstanding as of December 31, 2019 and 2020	1	1
Accumulated paid-in capital	3,816	5,482
Note receivable from executive	(408)	(415)
Accumulated other comprehensive gain/(loss)	60	11
Accumulated deficit	(246,478)	(366,575)
Total stockholders’ deficit	(243,009)	(361,496)
Total liabilities, convertible preferred stock and stockholders’ deficit	$210,494	$202,164
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)
	Years Ended December 31,
	2019	2020
Revenue
Premiums earned, net	$23,807	$12,464
Investment income	1,898	523
Other revenue	27,050	22,077
Total revenue	52,755	35,064
Costs and expenses
Losses and loss adjustment expenses	30,758	21,208
Policy servicing expense and other	16,297	16,813
Sales, marketing and other acquisition costs	23,954	5,483
Research and development	9,055	8,211
Amortization of capitalized software	10,648	11,188
Other operating expenses	18,896	16,981
Total costs and expenses	109,608	79,884
Loss from operations	(56,853)	(44,820)
Other expense
Interest expense	247	6,067
Increase in fair value of stock warrant liability	92	69,294
Total other expense	339	75,361
Net loss before taxes	(57,192)	(120,181)
Income tax provision/(benefit)	37	(84)
Net loss after taxes	$(57,229)	$(120,097)
Net loss per share, basic and diluted	$(6.74)	$(13.51)
Weighted-average shares used in computing basic and diluted net loss per share	8,489,372	8,890,631
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Years Ended December 31,
	2019	2020
Net loss	$(57,229)	$(120,097)
Unrealized net gain (loss) on marketable securities	61	(49)
Total comprehensive loss	$(57,168)	$(120,146)
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(dollars in thousands)
	Convertible Preferred Stock		Common Stock		APIC	Note Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balances as of December 31, 2018	67,728,286	$304,469	7,942,833	$1	$1,030	$(387)	$(1)	$(189,249)	$(188,606)
Retroactive application of recapitalization	1,048,328	—	122,943	—	—	—	—	—	—
As adjusted, beginning of period	68,776,614	304,469	8,065,776	1	1,030	(387)	(1)	(189,249)	(188,606)
Vested portion of common stock options	—	—	799,734	—	1,359	—	—	—	1,359
Stock-based compensation	—	—	—	—	1,427	—	—	—	1,427
Interest on stock purchase promissory note	—	—	—	—	—	(21)	—	—	(21)
Unrealized net gain on marketable securities	—	—	—	—	—	—	61	—	61
Net loss	—	—	—	—	—	—	—	(57,229)	(57,229)
Balances as of December 31, 2019	68,776,614	$304,469	8,865,510	$1	$3,816	$(408)	$60	$(246,478)	$(243,009)
Vested portion of common stock options	—	—	126,529	—	209	—	—	—	209
Stock-based compensation	—	—	—	—	1,457	—	—	—	1,457
Interest on stock purchase promissory note	—	—	—	—	—	(7)	—	—	(7)
Unrealized net loss on marketable securities	—	—	—	—	—	—	(49)	—	(49)
Net loss	—	—	—	—	—	—	—	(120,097)	(120,097)
Balances as of December 31, 2020	68,776,614	$304,469	8,992,039	$1	$5,482	$(415)	$11	$(366,575)	$(361,496)
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Years Ended December 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(57,229)	$(120,097)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	15,651	17,004
Stock-based compensation	1,427	1,457
Change in fair value of warrant liability	92	69,294
Telematic devices unreturned	989	682
Amortization of debt issuance costs	30	687
Noncash interest and other (expense)/income	(181)	1,136
Changes in operating assets and liabilities
Premiums receivable	(1,041)	273
Accounts receivable	64	591
Reinsurance recoverable on paid loss	(5,017)	4,066
Reinsurance recoverable on unpaid loss	(11,194)	(5,104)
Prepaid reinsurance premium	(4,070)	(764)
Prepaid expenses and other assets	(3,984)	2,920
Deferred transaction costs	—	(3,581)
Deferred policy acquisition costs, net	(1,508)	(976)
Accounts payable and accrued expenses	484	2,119
Ceded reinsurance premium payable	13,821	(9,864)
Loss and loss adjustment expense reserves	11,037	4,871
Payable to carriers – premiums and LAE, net	(435)	(1,704)
Unearned premium reserve	1,042	899
Deferred revenue	4,400	617
Deferred tax liability	37	(84)
Other liabilities	4,844	3,365
Net cash used in operating activities	(30,741)	(32,193)
Cash flows from investing activities:
Purchases of telematics devices, improvements, and equipment	(7,970)	(6,903)
Payments relating to capitalized website and software development costs	(12,167)	(13,108)
Purchase of securities	(204,044)	(26,646)
Sales and maturities of marketable securities	160,893	48,462
Net cash (used in) provided by investing activities	(63,288)	1,805
Cash flow from financing activities:
Proceeds from notes payable	24,441	37,480
Payment on notes payable	(1,653)	—
Repurchase of unvested common stock options	(22)	—
Proceeds from exercise of common stock options and warrants	1,343	209
Net cash provided by financing activities	24,109	37,689
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(69,920)	7,301
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	112,807	42,887
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$42,887	$50,188
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS  —  (continued)
(in thousands)
	Years Ended December 31,
	2019	2020
Supplemental cash flow data:
Cash paid for interest	$212	$2,797
Non-cash investing and financing transactions:
Purchases of telematics devices, improvements and equipment included in accounts payable at year end	$1	$—
Capitalized stock-based compensation	$400	$522
Preferred stock warrant issued in conjunction with note payable	$499	$12,620
Reclassification of liability to equity for vesting of stock options	$38	$—
See notes to consolidated financial statements.

METROMILE OPERATING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.    Overview and Basis of Presentation
Description of Business
Metromile Operating Company (“Metromile”) was incorporated in the State of Delaware on January 14, 2011 as Fair Auto, Inc. and changed its name to MetroMile, Inc. in May 2012 and to Metromile Operating Company in February 2021. Metromile, through its wholly owned subsidiary, Metromile Insurance Services LLC (the “GA Subsidiary”), sells pay-per-mile auto insurance to consumers in eight states: California, Washington, Oregon, Illinois, Pennsylvania, Virginia, New Jersey, and Arizona. Metromile has a wholly owned subsidiary, Metromile Insurance Company (the “Insurance Company”), which focuses on property and casualty insurance. In January 2019, Metromile formed Metromile Enterprise Solutions, LLC (“Enterprise”), a wholly owned subsidiary, which focuses on selling its insurance solution technology to third party customers. Metromile, the GA Subsidiary, the Insurance Company, and Enterprise collectively are referred to as the “Company.”
The Insurance Company provides automobile insurance to customers with premiums based on a flat rate plus an adjustable rate based on actual miles driven. To record miles driven, the GA Subsidiary may provide drivers with a telematics device, the Metromile Pulse, which plugs into a car’s on-board diagnostic system to capture mileage.
The GA Subsidiary acts as a full-service insurance General Agent (“GA”). As a full-service GA, the subsidiary provides all policy pricing, binding, and servicing (payments and customer service) for the policyholders. Until late 2016, the GA Subsidiary underwriting carrier was National General Insurance (“NGI”) and its related carriers. The GA Subsidiary began transitioning NGI-issued policies upon renewal in late 2016 to the Insurance Company and has only a small number of policies with NGI as of December 31, 2020. The GA Subsidiary is the sole agent for the Insurance Company.
NGI handles claims for the GA Subsidiary’s policies underwritten by NGI and its related carriers, for which it pays NGI a fee for the loss adjustment expense (“LAE”). NGI bears the risk of loss under these policies. Accordingly, the Company has no exposure to claims that would require an accrual for those NGI-related losses.
The Insurance Company bears risk of loss under all insurance policies it underwrites. The financial statements include reserves for future claims based on actuarial estimates for the Insurance Company. The Loss and LAE reserves as of December 31, 2019 and 2020 were $52.2 million and $57.1 million, respectively.
In February 2021, the Company completed a business combination (the “Merger”) with INSU Acquisition Corp. II (“INSU”), where the Metromile merged with a wholly-owned subsidiary of INSU, with Metromile surviving the Merger as a wholly-owned subsidiary of INSU. The Merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, INSU, who was the legal acquirer, is treated as the “acquired” company for financial reporting purposes and the Company is treated as the accounting acquirer. Accordingly, all historical financial information presented in the accompanying consolidated financial statements represents the accounts of Metromile and its wholly owned subsidiaries as if Metromile is the predecessor to the Company. The shares and net loss per common share, prior to the Merger, have been retroactively restated as shares reflecting conversion at the exchange ratio of 1.01547844 established in the Merger Agreement.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. of America (“GAAP”) and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the

Accounting Standards Codification and Updates established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative GAAP. The consolidated financial statements include the accounts of Metromile, Inc. and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.
Liquidity and Capital Resources
The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has had recurring losses and an accumulated deficit since its inception, related primarily to the development of its website, technology, customer acquisition, insurance losses and other operations. The Company obtained additional funding of $310 million in 2021 to support its ongoing operations and fund future growth of the Company. Management has concluded that substantial doubt regarding the Company’s ability to continue as a going concern for the period January 2021 through March 2022 has been alleviated based upon the recent funding and future operational improvement plans.
In the first quarter of 2020, the global pandemic caused by COVID-19 breached the U.S. and resulted in Shelter-In-Place orders across the country and insurance department bulletins limiting the actions that insurance carriers may take and reducing the amount of premiums that will be promptly received in the short term. These factors resulted in a significant decline in both revenues and losses of the Insurance Company. In addition, in response to these events, the Company performed a reduction in force of 125 employees to further align costs with revenue and to extend the current capital runway. The Company will continue to monitor the situation closely, but given the uncertainty about the duration or magnitude of the pandemic, management cannot estimate the impact on its financial condition, operations, and workforce.
Revision to Previously Issued Financial Statements
The Company has made revisions to the table in Note 16, Segment and Geographic Information, which presents a reconciliation of the Company’s total reportable segments’ contributions to its total loss from operations .To reflect proper classification of certain income and expense amounts $1.9 million was reclassified from Policy services expenses and other to Other income within the reconciliation presented for the year ended December 31, 2019. The revisions had no effect on total liabilities, stockholders’ deficit or net loss after taxes as previously reported.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The Company’s principal estimates include unpaid losses and LAE reserves; the fair value of investments; the fair value of share-based awards; the fair value of the warrant liability; premium refunds to policyholders; reinsurance recoverable on unpaid loss; and the valuation allowance for income taxes. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ materially from these estimates.
Revenue Recognition
Insurance Services
The Company’s insurance services are accounted for in accordance with Topic 944, Insurance. Policies are written for six-month terms and are considered short-duration contracts for the purposes of accounting under U.S. GAAP. The premium for the policies provides for a base rate per month for the entire policy term, plus a per-mile rate multiplied by the mileage driven each day (based on data from the telematics device subject to a daily maximum). Upon the binding of the policy, the customer pays at least the first month’s base rate and then is billed monthly in arrears for the mileage-based premium portion of the policy plus each subsequent month’s base rate not otherwise prepaid upon binding of the policy. Base premiums are recognized ratably over the policy term and mileage-based premiums are recognized monthly as incurred. All earned premiums are presented net of bad debt expense in the Company’s consolidated statement of operations.

Investment Income
Investment income is recorded as earned. Investment income consists primarily of interest on the Company’s highly liquid fixed income securities and is recognized on an accrual basis.
Other Revenue
Other revenue principally consists of enterprise revenue discussed below, reinsurance profit commissions based on performance of the ceded business, commission on NGI policies, and revenue related to policy acquisition costs as part of the reinsurance arrangement as described in Note 9, Reinsurance.
The commission on NGI policies is recognized on a net basis and was insignificant in the periods presented. The revenue related to the acquisition costs for policies newly ceded to the reinsurers is recognized as the policies become part of the reinsurance arrangement. No amounts are due back to the reinsurers should a ceded policy cancel after entering the reinsurance arrangement.
Enterprise services are accounted for by applying the requirements of Topic 606, Revenue from Contracts with Customers. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40.
The Company accounts for revenue contracts with customers by applying the requirements of Topic 606, which includes the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company has developed technologies intended for internal use to service their insurance business and through its enterprise services started offering these products and services to third party customers during the year ended December 31, 2019. The Company also has referral agreements with third party carriers and ad exchange agreements whereby the Company can receive consideration for such services. As such, the Company has three categories of revenue agreements that are included within the scope of Topic 606: 1) subscription and professional services agreements, 2) referral agreements, and 3) ad exchange agreements. For the periods presented, the Company’s revenues from referral and ad exchange agreements have not been significant.
The Company’s technology agreements include software subscription-as-a-service (“SaaS”) which provides the customer with the right to access the Company’s core software via a hosted solution. Customers who purchase the SaaS service also receive technical support and access to updates and upgrades. The Company’s performance obligations related to its SaaS offering is a stand-ready obligation to provide the customer with continuous access to the hosted service as well as to provide updates/upgrades and technical support. Access to the platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to, the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period.
During the year ended December 31, 2020, the Company sold a perpetual license for its software. Revenue for this license was recognized up-front upon delivery of the software license.
In addition, the Company offers customization and implementation services for customers. Customization services are provided when a customer requests the development of a specific feature and/or functionality that is not currently present within the solution as of the date of execution of the agreement. Implementation services include installation, custom builds, data migration, integration to other application programming interfaces, and training of customer personnel. Both customization and implementation services are priced based on mutual negotiation and subject to Company approvals. Occasionally, these services are offered at a discount or included as a bundle with pricing for the software or SaaS products. These services are not considered to represent distinct performance obligations and when present are combined with the overall subscription service. Revenue recognition begins when all services have been completed and are made available to customers.
Deferred Contract Acquisition Costs
Prior to the adoption of Topic 606 on January 1, 2019, sales commissions associated with the Company’s technology agreements were not deferred and expensed as incurred. Under Topic 606, the Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover such costs. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Contract acquisition costs are accrued and capitalized upon execution of the sales contract by the customer. The Company allocates commission costs to the performance obligations in an arrangement consistent with the allocation of the transaction price. The portion of these costs that are attributed to performance obligations delivered over time are capitalized and recorded in prepaid expense and other current assets on the Company’s consolidated balance sheet.
Deferred contract costs on the Company’s consolidated balance sheets were approximately $0.2 million as of December 31, 2019 and 2020. Amortization expense related to deferred contract costs through the years ended December 31, 2019 and 2020 was not significant. There was no impairment loss in relation to the costs capitalized for the periods presented.
Deferred Revenue
The deferred revenue balance consists of subscription and professional services for the Company’s technology agreements which have been invoiced in advance of when the revenue recognition criteria are met. The Company’s subscription contracts are typically invoiced to its customers at the beginning of the term, or in some instances, such as in multi-year arrangements, in annual installments. Accordingly, the Company’s deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed.
The Company recognizes subscription revenue ratably over the contract term beginning on the date that services are made available to customers, which may be after the contract commencement date if additional customization or implementation services are required to make the subscription service available to customers. On the contract commencement date, the Company records amounts due in accounts receivable and in deferred revenue. To the extent the Company bills customers in advance of the contract commencement date, the accounts receivable and corresponding deferred revenue amounts are netted to zero on the consolidated balance sheets, unless such amounts have been paid as of the balance sheet date.
The Company recognized $0.8 million and $2.3 million of revenue during the years ended December 31, 2019, and 2020, respectively, that was included in the deferred revenue balances at the beginning of the respective years.
Remaining Performance Obligations
Remaining performance obligations represent contracted revenues that are non-cancellable and have not yet been recognized due to unsatisfied or partially satisfied performance obligations. This includes deferred revenues and amounts that will be invoiced and recognized as revenues in future periods. As of December 31, 2019 and 2020, future estimated revenue related to performance obligations for subscriptions with terms of more than one year that are unsatisfied or partially unsatisfied at the end of the reporting periods was approximately $19.6 million and $17.2 million, respectively. As of December 31, 2019 and December 31, 2020 the Company expects to recognize revenue on approximately 40% and 51% of these unsatisfied performance obligations, respectively over the following 24 months and the remainder thereafter.

Losses and Loss Adjustment Expenses and Loss and Loss Adjustment Expenses Reserves
The Insurance Company’s losses and LAE are presented net of any reinsurance and charged to income as incurred. The liabilities for unpaid losses and LAE represent the estimated liabilities for reported claims, claims incurred but not yet reported, and the related LAE. Losses and loss adjustment expenses also includes the LAE related to NGI as well as LAE incurred directly, including claims personnel and related expenses, compensation related to customer experience, depreciation on telematics devices, packaging and postage for shipping devices to customers, fulfillment service center costs, and third-party web-hosting costs.
Liability for unpaid losses and LAE for policies underwritten by the Insurance Company represents management’s best estimate of the ultimate net cost of all reported and unreported losses incurred during the years ended December 31, 2019 and 2020. The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses. Estimated reserves are computed in accordance with accepted actuarial standards and principles. Several different actuarial approaches are considered, and reserve estimates may rely on a single or multiple techniques, depending on the appropriateness of the technique in a given situation. One branch of techniques that is frequently relied upon belongs to chain ladder methods in which data is aggregated into appropriate accident periods (when a claim occurred) and historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves as established by claim adjusters).
The chain ladder method uses a ratio of losses from consecutive periods to calculate a development factor amongst various accident periods at similar maturities. An age-to-age factor is the expected development for future accident periods at a similar maturity. This is judgmentally selected based on a variety of inputs including, but not limited to, industry trends, company-specific trends, changes in claims handling practices, and changes in judicial environment and other external influences. Age-to-age factors are then multiplied and applied to the known losses to estimate the ultimate loss. The primary assumption of this approach is that historical development patterns are predictive of how current and future accident periods will develop. Modifications and variations of this approach can be made to better address certain issues that may arise, such as a sudden change in claim reserving process from claim adjusters, changes in payment and closure rate of claims, and external factors. Large losses, severe weather events, and other catastrophic events may significantly increase the variance of development patterns. These may be capped or excluded in the data and analyzed separately.
The use of these methods on paid data as opposed to reported data has both benefits and drawbacks. For a sufficiently large dataset, paid data tends to be more stable, but may finalize later, creating additional uncertainty and potential to both over- and under-estimate reserves. For newer, immature accident periods, approaches using paid data may create very volatile estimates as a relatively small amount has been paid, which is then multiplied by a large multiplier from the age-to-age factors as described above. Reported data includes payments made to date as well as the best estimate from claim adjusters of future payments. The claim adjusters are able to review each claim and incorporate facts about each individual event to estimate losses on a claim-by-claim basis. Reported data tends to require less future development than paid data, which decreases the potential variance from the ultimate amount to be paid for a claim. It may however be influenced by changes in claims reserving and settlement practices, which need to be accounted for when using historical data to predict future liabilities.
The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in the current year’s operations. Salvage and subrogation recoverables are estimated using the case basis method or historical statistics. Salvage and subrogation estimated recoverables are deducted from the liability for unpaid losses and LAE.
Reinsurance
The Company enters into ceded reinsurance contracts to protect its business from losses due to concentration of risk and to manage its operating leverage ratios. The Company has entered into quota-share reinsurance agreements with reinsurers under which risks are covered on a pro-rata basis for all policies underwritten by the Insurance Company. Premiums ceded to reinsurers are reported as a reduction of premiums written, and expenses incurred in connection with ceded policies have been accounted for as a reduction of the Company’s related deferred policy acquisition costs.
The Company is exposed to credit risk from reinsurance recoverables and prepaid reinsurance premiums, which is mitigated by using a trust account.
Cash, Cash Equivalents and Restricted Cash
For purposes of the consolidated financial statements, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company’s operating cash is held in an overnight sweep account. The Company’s cash is maintained in checking accounts, money market funds, and other highly liquid fixed income investments.
Certain of the Company’s cash accounts are restricted. The Company holds certificates of deposits as collateral on its letters of credit in conjunction with its office leases and corporate credit cards. As part of the Company’s debt arrangement, a certain cash minimum must be maintained in a separate bank account as part of the debt covenants. The Company also collects insurance policy premiums that it holds in a segregated account for transmittal to the applicable underwriting carrier or for the benefit of policyholders for insurance-related claims. Cash held by the Insurance Company is restricted for use by the Insurance Company for the benefit of its policyholders.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk, to the extent of the amounts recorded on the consolidated balance sheets, consist principally of cash and marketable securities. The Company, at times, maintains cash balances with its primary bank in excess of Federal Deposit Insurance Corporation limits. The Company places its cash and cash equivalents with financial institutions with high credit standing. The Company places its excess cash in marketable investment grade securities. There are no significant concentrations in any one issuer of debt securities.
The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
The Company did not have any customers whose revenue or account receivable balance individually represented 10% or more of the Company’s total revenues or accounts receivable, respectively, during the years presented. However, one customer made up 99.8% of the Company’s Enterprise business solutions segment revenue (see Note 16, Segment and Geographic Information).
Marketable Securities
The Company classifies marketable investment securities as available-for-sale. Interest income and dividends on securities are recognized in income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the interest method. These securities are reported at their estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income in stockholders’ deficit and classified into unrestricted and restricted marketable securities. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are determined based on the specific identification method. Certain marketable securities are restricted as they are held by the Insurance Company and are either pledged as statutory deposits for state licenses or restricted as to the distribution of the assets of the Insurance Company under the regulations of the State of Delaware.
Telematics Devices, Improvements, and Equipment, Net
Telematics devices, improvements, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally estimated to be three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.
Website and Software Development Costs, Net
Costs related to the planning and post-implementation phases of the Company’s website and software development efforts are recorded as an operating expense. Direct costs incurred in the development phase of major development efforts and upgrades are capitalized and amortized using the straight-line method over an estimated useful life, generally estimated to be three years.
Deferred Policy Acquisition Costs (“DPAC”)
The Company defers sales commissions and expenses, marketing and underwriting costs, net of reinsurance ceding commission, directly relating to the successful acquisition of policies that the GA Subsidiary binds, and costs related to written premiums to the extent they are considered recoverable. These costs are then expensed over the customer’s policy term including estimated renewal periods. The method followed to determine the deferred policy acquisition costs limits the deferral to its realizable value by considering estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which changes are determined.
When anticipated losses, LAE, commissions, and other policy acquisition costs exceed recorded unearned premium, any future premiums on existing policies, and anticipated investment income on existing policies, a premium deficiency reserve is recognized by recording a reduction to DPAC with a corresponding charge to operations. The Company does not include anticipated investment income as a factor in the premium deficiency calculations. The Company concluded that no premium deficiency adjustments were necessary through December 31, 2019 and 2020.
Any excess ceding commissions over and above the portion that represents a recovery of deferred policy acquisition costs is recorded as a deferred liability and amortized over the same period in which the related premiums are earned.
Impairment of Long-Lived Assets
The Company evaluates the carrying amount of its long-lived assets, primarily telematics devices, improvements, equipment, website and software development costs, and policy acquisition costs for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability using undiscounted cash flows attributed to that asset. If impairment has occurred, any excess of the carrying value over the fair value is recorded as a loss. No impairment occurred during the years presented.
Indefinite-lived intangible assets, such as the Company’s insurance licenses included as intangible assets on the accompanying consolidated balance sheet, are subject to annual impairment testing. On an annual basis or more frequently if a triggering event occurs, the fair value of indefinite-lived intangible assets are evaluated to determine if an impairment charge is required.
Warrants Exercisable for Preferred and Common Stock
The Company generally accounts for warrants to purchase common stock as a component of equity at its issued cost unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the deemed possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date. The warrant liability is subsequently marked to estimated fair value at each reporting date based on current fair value, with the changes in fair value reported in results of operations.
Freestanding warrants issued by the Company to purchase shares of its convertible preferred stock are classified as liabilities on the consolidated balance sheets and are measured at their estimated fair value, as the underlying convertible preferred stock is considered contingently redeemable. The initial liability recorded is adjusted for changes in fair value at each reporting date with an offsetting entry recorded as a component of other income, net in the accompanying consolidated statements of operations. The liability will continue to be adjusted for changes in fair value until the earlier of the exercise date or the conversion of the underlying convertible preferred stock into common stock, at which time the convertible preferred stock warrants will convert to common stock warrants, and the liability will be reclassified to stockholders’ deficit.
The Company estimates the fair value of these warrants at the respective dates using the Black-Scholes option valuation model based on the estimated fair value of the underlying common stock or convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying common stock or convertible preferred stock and the related expected volatility, are highly judgmental and could differ materially in the future.
Stock-Based Compensation
Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. The expense recorded is based on awards ultimately expected to vest and, therefore, is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company calculates the fair value of options using the Black-Scholes option pricing model and recognizes expense using the straight-line attribution approach. Awards with performance conditions and no service conditions are expensed when the performance condition is deemed probable of being achieved and is based on the fair value of the award at that time.
Advertising Expenses
The Company expenses advertising costs as incurred. Advertising costs were approximately $18.6 million, and $7.2 million in the years ended December 31, 2019, and 2020, respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
All tax years remain open and subject to federal and state examination.

Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of its redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported losses for the years presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.
Recently Adopted Accounting Pronouncements
The Company adopted the following accounting standards during the year ended December 31, 2020:
In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance will be effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a material impact to the Company’s results of operations for the year ended December 31, 2020.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), to improve the effectiveness of disclosures in the note to the financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The adoption of ASU 2018-13 is effective for the Company beginning January 1, 2020. The adoption of this standard did not have a material impact to the Company’s results of operations for the year ended December 31, 2020.
Recent Issued Accounting Pronouncements
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.
In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. The standard will be effective beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. This update modified the existing accounting guidance related to the impairment evaluation for available-for-sale debt securities, reinsurance recoverables, and premiums receivables and could result in the creation of an allowance for credit losses as a contra asset account. The ASU requires a cumulative-effect change to retained earnings in the period of adoption and prospective changes on previously recorded impairments, to the extent applicable. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating this new standard and believes that it will not have a material impact on the Company’s consolidated financial statements with its current investment portfolio.
In March 2020, FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference LIBOR or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
2.    Fair Value of Financial Instruments
Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Cash and Cash Equivalents
The Company’s cash and cash equivalents are demand and money market accounts and other highly liquid investments with an original maturity of three months or less. Demand and money market accounts are at stated values. Fair values for other cash equivalents are classified as Level 1 or Level 2 and are based upon appropriate valuation methodology.
Marketable Securities — Available-for-sale
The Company classifies highly liquid money market funds, U.S. Treasury bonds and certificates of deposit within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets and upon models that take into consideration such market-based factors as recent sales, risk-free yield curves, and prices of similarly rated bonds. Commercial paper, corporate bonds, corporate debt securities, repurchase agreements, and asset backed securities are classified within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. The Company did not hold any securities classified within Level 3 as of December 31, 2019 and 2020.
Assets measured on a recurring basis at fair value, primarily related to marketable securities, included in the consolidated balance sheets as of December 31, 2019 and 2020 (in thousands):

	Fair Value Measurement at December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$5,275	$—	$—	$5,275
Total cash equivalents	5,275	—	—	5,275
Restricted cash equivalents
Money market accounts	1,896	—	—	1,896
Repurchase agreements	—	2,000	—	2,000
Certificates of deposits	3,771	—	—	3,771
Total restricted cash equivalents	5,667	2,000	—	7,667
Marketable securities
Corporate debt securities	—	7,852	—	7,852
Asset backed securities	—	1,500	—	1,500
Total marketable securities	—	9,352	—	9,352
Marketable securities – restricted
Corporate debt securities	—	12,505	—	12,505
U.S. treasury securities	10,627	1,055	—	11,682
Commercial paper	—	6,273	—	6,273
Asset backed securities	—	6,503	—	6,503
Total marketable securities – restricted	$10,627	$26,336	$—	$36,963
	Fair Value Measurement at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$6,771	$—	$—	$6,771
Total cash equivalents	6,771	—	—	6,771
Restricted cash equivalents
Money market accounts	6,201	—	—	6,201
Certificates of deposits	3,331	—	—	3,331
Total restricted cash equivalents	9,532	—	—	9,532
Marketable securities – restricted
Corporate debt securities	—	5,955	—	5,955
U.S. treasury securities	6,994	—	—	6,994
Commercial paper	—	8,791	—	8,791
Asset backed securities	—	2,911	—	2,911
Total marketable securities – restricted	$6,994	$17,657	$—	$24,651
Warrants
The Company estimated the fair value of warrants exercisable for convertible preferred stock measured at fair value on a recurring basis at the respective dates using the Black-Scholes option valuation model, based on the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the underlying stock using guideline companies for reference. These estimates, especially the market value of the underlying stock and the related expected volatility, are highly judgmental and could differ materially in the future.

There were no changes in the valuation techniques during the periods presented. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date and as such are classified as Level 3 liabilities.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 liabilities for the years ended December 31, 2019 and 2020 (in thousands):
Balance at December 31, 2018	$1,147
Issuance of warrant on Series E convertible preferred stock	499
Increase in fair value of warrant	92
Balance at December 31, 2019	1,738
Issuance of warrant on Series E convertible preferred stock	12,620
Increase in fair value of warrant	69,294
Balance at December 31, 2020	$83,652
The fair value of the convertible preferred stock warrants was determined using the Black-Scholes option valuation model using the following assumptions for values as of December 31, 2019 and 2020:
	Estimated Fair Value of Warrants as of December 31, 2019	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in Years)
Series A	$972	$0.5909	0%	66.00%	1.60%	2.42
Series C	$127	$4.3189	0%	44.00%	1.60%	2.33
Series D	$140	$5.0763	0%	40.00%	1.59%	1.42
Series E	$499	$6.2894	0%	34.00%	1.62%	3.13
	Estimated Fair Value of Warrants as of December 31, 2020	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in Years)
Series A	$4,459	$0.5909	0%	63.00%	0.27%	0.46
Series C	$883	$4.3189	0%	61.00%	0.27%	0.46
Series D	$1,163	$5.0763	0%	61.00%	0.09%	0.46
Series E	$3,763	$6.2894	0%	60.00%	0.58%	0.46
Series E	$73,162	$6.2894	0%	60.00%	0.09%	0.46
Series E	$222	$8.6560	0%	60.00%	0.09%	0.46
Through December 31, 2019 and 2020, there were no transfers to or from any Level. The carrying amounts of accounts payable, accrued expenses, notes payable, and convertible debt approximate their fair values because of the relatively short periods until they mature or are required to be settled.
3.    Marketable Securities
The Company has investments in certain debt securities that have been classified as available-for-sale and recorded at fair value. These investments are included in both assets for securities with a maturity of one-year or less and assets for securities with a maturity of more than one-year. These securities are held in the Insurance Company and shown as restricted given that the transfer of these assets is subject to the approval of the state regulators. As of December 31, 2019 and 2020, deposits with various states consisted of bonds with carrying values of $4.6 million and $4.9 million, respectively.
When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Company’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis. As of December 31, 2019 and 2020, the Company does not consider any of its investments to be other-than-temporarily impaired. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in the consolidated statements of other comprehensive loss. Realized gains and losses on sales of investments are generally determined using the specific identification method and are included in the consolidated statements of operations.
The cost basis and fair value of available-for-sale securities as of December 31, 2019 and 2020 are presented below (in thousands):
	As of December 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities
Corporate debt securities	$7,848	$4	$—	$7,852
Asset backed securities	1,499	1	—	1,500
Total marketable securities	$9,347	$5	$—	$9,352
Marketable securities – restricted
Corporate debt securities	$12,481	$24	$—	$12,505
U.S. treasury securities	11,659	23	—	11,682
Commercial paper	6,273	—	—	6,273
Asset backed securities	6,495	8	—	6,503
Total marketable securities – restricted	$36,908	$55	$—	$36,963
	As of December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities – restricted
Corporate debt securities	$5,938	$17	$—	$5,955
U.S. treasury securities	6,994	—	—	6,994
Commercial paper	8,791	—	—	8,791
Asset backed securities	2,911	—	—	2,911
Total marketable securities – restricted	$24,634	$17	$—	$24,651
The amortized cost and estimated fair value of marketable securities as of December 31, 2019 and 2020 are shown below by contractual maturity (in thousands):
	As of December 31, 2019
	Amortized Cost	Estimated Fair Value
Due within one year	$44,057	$44,105
Due between one to five years	2,198	2,210
	$46,255	$46,315

	As of December 31, 2020
	Amortized Cost	Estimated Fair Value
Due within one year	$21,603	$21,629
Due between one to five years	3,031	3,022
	$24,634	$24,651
4.    Telematics Devices, Improvements, and Equipment, Net
Telematics devices, improvements, and equipment consist of the following (in thousands):
	December 31,
	2019	2020
Telematics devices	$14,061	$14,018
Equipment	2,102	2,677
Leasehold improvements	2,785	7,324
Property and equipment, gross	18,948	24,019
Less accumulated depreciation and amortization	(8,378)	(11,303)
Telematics devices, improvements, and equipment, net	$10,570	$12,716
For the years ended December 31, 2019 and 2020, total depreciation and amortization expense was approximately $3.3 million, and $4.0 million respectively, included as part of policy servicing expense and other expense on the Company’s consolidated statements of operations.
The Company has one major vendor that supplies all telematics devices. The Company expects to maintain this relationship with the vendor for the foreseeable future. As of December 31, 2019 and 2020 , the Company had approximately 48,800 and 49,200 telematics devices available to send to policyholders, respectively.
5.    Website and Software Development Costs, Net
Website and software development costs consist of the following (in thousands):
	December 31,
	2019	2020
Capitalized website and software development costs	$51,370	$64,478
Less accumulated amortization	(34,889)	(46,077)
Capitalized website and software development costs, net	$16,481	$18,401
For the years ended December 31, 2019 and 2020 total amortization expense was approximately $10.6 million and $11.2 million respectively. For the years ended December 31, 2019 and 2020 the net amount of capitalized website and software development costs written off was approximately $0.2 million and $0 respectively.
6.    Deferred Policy Acquisition Costs, Net
DPAC consists of the following (in thousands):
	December 31,
	2019	2020
Deferred policy acquisition costs	$9,731	$10,511
Less deferred ceding commission	(1,242)	(1,202)
Less accumulated amortization	(7,068)	(8,653)

	December 31,
	2019	2020
Deferred policy acquisition costs, net	$1,421	$656

For the years ended December 31, 2019 and 2020, total amortization expense was approximately $1.7 million and $1.5 million, respectively, included as part of sales, marketing and other acquisition costs on the Company’s consolidated statements of operations.
7.    Intangible Assets
Intangible assets of $7.5 million as of December 31, 2019 and 2020, are primarily related to the state insurance licenses acquired in 2016. These intangibles carry an indefinite life and are evaluated at least annually for impairment. For the years ended December 31, 2019 and 2020, the Company did not record an impairment charge.
8.    Loss and Loss Adjustment Expense Reserves
The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, net of reinsurance recoverable, as of December 31, 2019 and 2020 (in thousands):
	December 31,
	2019	2020
Balance at January 1	$41,185	$52,222
Less reinsurance recoverable	(17,643)	(28,837)
Net balance at January 1	23,542	23,385
Incurred related to:
Current year	31,706	16,140
Prior years	(1,082)	4,793
Total incurred	30,622	20,933
Paid related to:
Current year	17,032	6,425
Prior years	13,747	14,741
Total paid	30,779	21,166
Net balance at end of period	23,385	23,152
Plus reinsurance recoverable	28,837	33,941
Balance at end of period	$52,222	$57,093
These reserve estimates are generally the result of ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting reserves, the Company reviewed its loss data to estimate expected loss development. Management believes that the use of sound actuarial methodology applied to its analyses of historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company’s estimates, and future events beyond the control of management, such as changes in law, judicial interpretations of law and inflation, may favorably or unfavorably impact the ultimate settlement of the Company’s losses and LAE.
The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends.
The estimation of unpaid losses and LAE reserves is based on existing factors at the date of estimation. Accordingly, future events may result in ultimate losses and LAE significantly varying from a reasonable provision as of the date of estimation. Unfavorable development of claims in future years could result in a significant negative impact on operations, stockholders’ surplus, and risk-based capital. Such development, if not offset by other increases in stockholders’ surplus, could result in the insurance departments of the state of domicile taking regulatory actions against the Company.
In 2019, the Company experienced favorable development on losses and LAE from prior accident years driven by lower-than-estimated severity of collision claims in 2018. In 2020, the Company experienced unfavorable development on losses and LAE from prior accident years as a result of adverse LAE development. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies. However, the business to which the development relates is subject to premium adjustments.
The following is supplementary information about average historical claims duration as of December 31, 2020. Given the stage of the Insurance Company, historical data for claims is limited to five years.
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Automobile	47%	28%	11%	9%	3%
The following is information about incurred and paid claims development as of December 31, 2020, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported (“IBNR”) liabilities plus expected development on reported claims included within the net incurred claims amounts.
The information about incurred and paid claims development for the years ended December 31, 2011 to December 31, 2020, including claim frequency, is presented below. The Company tracks claim frequency by individual claimant (dollars in thousands).
Accident Year	Automobile										As of December 31, 2020
	Incurred loss and loss adjustment expenses, net of reinsurance For the Years Ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported	Cumulative Number of Reported
	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020	Claims	Claims
2011	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	—
2012			—	—	—	—	—	—	—	—	—	—
2013				—	—	—	—	—	—	—	—	—
2014					—	—	—	—	—	—	—	—
2015						—	—	—	—	—	—	—
2016						2,530	3,107	2,818	3,030	3,215	29	1,633
2017							34,309	36,244	36,326	37,529	793	29,121
2018								37,879	36,501	38,657	2,448	44,090
2019									31,705	32,954	5,220	51,016
2020										16,140	7,469	36,291
Total										$128,495
Accident Year	Automobile
Cumulative paid loss and loss adjustment expenses, net of reinsurance For the Years Ended December 31,
	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020
2011	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
2012				—	—	—	—	—	—	—

Accident Year	Automobile
	Cumulative paid loss and loss adjustment expenses, net of reinsurance For the Years Ended December 31,
	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020
2013				—	—	—	—	—	—	—
2014					—	—	—	—	—	—
2015						—	—	—	—	—
2016						1038	2,254	2,640	3,004	3,096
2017							21,246	29,988	33,987	36,121
2018								20,771	30,154	34,465
2019									17,032	25,235
2020										6,426
Total										105,343
All outstanding liabilities before 2011, net of reinsurance										—
Liabilities for loss and LAE, net of reinsurance										$23,152

*
Unaudited required supplemental information

The following table reconciles the incurred and paid claims development to the liability for losses and loss adjustment expenses for the year ended December 31, 2020 (in thousands):
Total incurred losses and loss adjustment expenses, net of reinsurance	$128,495
Total paid losses and loss adjustment expenses, net of reinsurance	(105,343)
Liabilities for loss and LAE, net of reinsurance	23,152
Reinsurance recoverable on losses and LAE	33,941
Loss and loss adjustment expense reserves, gross of reinsurance	$57,093
9.    Reinsurance
The Company uses reinsurance contracts to protect itself from losses due to concentration of risk and to manage its operating leverage ratios. Effective May 1, 2017, two quota-share reinsurance agreements were entered into under which 85% of the Company’s premiums and losses related to its renewal business occurring May 1, 2017 through April 30, 2018 were ceded to two unaffiliated reinsurers. Effective May 1, 2018, three quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses related to its second term renewal business occurring May 1, 2018 through April 30, 2019, but not covered by the earlier quota-share agreements, were ceded to three unaffiliated reinsurers. Effective May 1, 2019, four quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor, related to its new and renewal business occurring May 1, 2019 through April 30, 2020, but not covered by the earlier quota-share agreements, were ceded to four unaffiliated reinsurers. Effective May 1, 2020, four quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor for one agreement, related to its new and renewal business occurring May 1, 2020 through April 30, 2021, but not covered by the earlier quota-share agreements, were ceded to five unaffiliated reinsurers. In addition, under the reinsurance agreements effective May 1, 2017 and May 1, 2018, LAE is ceded at a fixed rate of 3% of ceded earned premium. Under the reinsurance agreement effective May 1, 2019, LAE is ceded at a fixed rate of 6% of ceded earned premium and will be revalued effective May 1, 2021. Under the reinsurance agreement effective May 1, 2020, LAE is ceded at a fixed rate of 4.75 – 6.0% of ceded earned premium. For the reinsurance agreements effective May 1, 2017 and May 1, 2018, the Company receives a 10.2% ceding commission, sliding based on loss ratios of the ceded business. For the reinsurance agreement effective May 1, 2019, the Company receives a 10.0% ceding commission. For the reinsurance agreement effective May 1, 2020, the Company receives a 10.0 – 11.75% ceding commission, sliding based on loss performance of the ceded business.
In addition, the Company receives revenue from the reinsurers related to the acquisition costs incurred related to the ceded policies. The revenue is based on the number of policies newly ceded to the reinsurers. During the years ended December 31, 2019 and 2020 the Company received $25.2 million and $11.3 million respectively, for acquisition costs from the reinsurers, pursuant to the existing reinsurance agreements. This revenue is recorded in other revenue on the consolidated statements of operations.
The insurance company is not relieved of its primary obligations to policyholders as a result of any reinsurance agreements. The credit risk associated with the Company’s reinsurance contracts is mitigated by using a diverse group of reinsurers and monitoring their financial strength ratings. The reinsurance counterparties and their a.m. Best financial strength rating are as follows: Mapfre Re (A), Cincinnati Insurance Company (A+), Partner Re (A+), Horseshoe Re (not rated), and Topsail Re (not rated). For reinsurance counterparties not rated, adequate levels of collateral are required either in the form of a letter of credit or funded trust account.
The effect of the Company’s reinsurance agreements on premiums, loss and LAE related to the insurance company for the years ended December 31, 2019 and 2020 is as follows (in thousands):
	December 31, 2019
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$103,280	$102,238	$15,171	$87,359	$52,222
Ceded	(79,678)	(75,608)	(12,904)	(56,736)	(28,837)
Net	$23,602	$26,630	$2,267	$30,623	$23,385
	December 31, 2020
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$100,611	$99,712	$16,070	$74,943	$57,093
Ceded	(85,504)	(84,740)	$(13,668)	(54,010)	(33,941)
Net	$15,107	$14,972	$2,402	$20,933	$23,152
10.    Notes Payable, net
The following table summarizes the Company’s debt outstanding, net of issuance costs (in thousands):
	December 31,
	2019	2020
2019 Loan and Security Agreement	25,000	25,000
Subordinated Note Purchase and Security Agreement	—	32,461
Paycheck Protection Program Loan	—	5,880
Principal Amount Due	25,000	63,341
Less: Unamortized debt issuance costs and discounts	(898)	(11,407)
Notes payable, net	$24,102	$51,934
Paycheck Protection Program Loan
In April 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES

Act”), section 7(a)(36) of the Small Business Act for approximately $5,900,000. The loan was evidenced by a promissory note and bore interest at 1% with payments deferred for 10 months after the covered period of 24 weeks months. Monthly payments of principal and interest of approximately $330,000 would have begun in September 2021 and continued through maturity in April 2022, if required. The loan was subject to partial or full forgiveness if the Company: used all proceeds for eligible purposes; maintained certain employment levels; and maintained certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations and guidance. This loan was repaid in February 2021 and is no longer outstanding (see Note 19).
Subordinated Note Purchase and Security Agreement
In April 2020, the Company entered into a subordinated debt transaction (the “Note Purchase and Security Agreement”) with Hudson Structured Capital Management and an affiliate (collectively, “Hudson”) with borrowings totaling $31.6 million through December 31, 2020 in the aggregate, along with $0.9 million of capitalized payment in kind (“PIK”) interest. The transaction further provided for additional funds up to $15.0 million over time, from Hudson, the timing of which was subject to reinsurance settlement timing. The outstanding principal under the Note Purchase and Security Agreement was due in April 2025 and bore interest at the following rates: 2% per annum payable quarterly in arrears in cash, and a varying interest rate of 9.0% to 11.0% of PIK interest. The PIK interest was based on the aggregate outstanding principal balance as follows: (i) 11.0% if the outstanding balance was less than $5.0 million; (ii) 10.0% if the outstanding balance was greater than or equal to $5.0 million but less than $10.0 million, and (iii) 9.0% if the outstanding balance was greater than or equal to $10.0 million. PIK interest represents contractually deferred interest that is added to the principal balance outstanding and due at maturity. The loan was secured by substantially all assets of the Company. As of December 31, 2020, the outstanding principal and capitalized PIK interest on the Note Purchase and Security Agreement was $32.5 million, along with $0.6 million of accrued PIK interest not subject to capitalization as of such date. This loan was repaid in March 2021 and is no longer outstanding (see Note 19).
As part of the Note Purchase and Security Agreement, the Company issued warrants for up to 8,669,076 of Series E convertible preferred shares, which the Company estimated to have a fair value of $12.5 million at issuance which was recorded as a discount to the debt and is being amortized to interest expense over the term of the debt. These warrants were exercised in February 2021 and are no longer outstanding (see Note 19).
2019 Loan and Security Agreement
In December 2019, the Company entered into a Loan and Security Agreement (the “2019 Loan and Security Agreement”) with a group of lenders for a term loan in the amount of $25.0 million. Minimum payments of interest were due monthly through December 2021. Beginning in January 2022, equal payments of principal would have been due monthly in an amount necessary to fully amortize the loan by June 5, 2024. An end of term payment of $0.6 million was due at maturity or date of any prepayment. At the time of origination, the lender was granted a warrant to purchase Series E convertible preferred stock, estimated to have a fair value of $0.5 million at issuance. The warrants were exercised in February 2021 and are no longer outstanding (see Note 19). The loan was secured by substantially all assets of the Company. The Company was required to obtain the lender’s consent regarding certain dispositions, and changes in business, management, or ownership including mergers and acquisitions, as more fully described in the 2019 Loan Agreement. The balance outstanding net of debt issuance costs for the 2019 Loan Agreement was $24.1 million and $24.3 million as of December 31, 2019 and 2020, respectively.
The loan was able to be prepaid in an amount equal to the outstanding principal, accrued interest, and the end of term fee, plus a prepayment charge of 3% if paid in the first year after the effective date, 2% if paid in the second year after the effective date, or 1% if prepaid after the second year subsequent to the effective date. The following table summarizes the principal amounts due on the Company’s outstanding debt as of December 31, 2020 (in thousands):

Year Ended December 31,	Amount
2021	$1,307
2022	14,573
2023	10,000
2024	5,000
2025	32,461
Thereafter	—
Total minimum principal payments	$63,341
This loan was prepaid in February 2021 and is no longer outstanding (see Note 19).
11.    Commitments
The Company leases facilities in San Francisco, California, which is the corporate headquarters, Tempe, Arizona and Boston, Massachusetts, as well as certain equipment. The leases are non-cancellable operating leases that expire on various dates through 2030.
Future minimum lease payments relating to these agreements as of December 31, 2020, are as follows (in thousands):
Year Ended December 31,	Purchase Obligations	Leases	Total
2021	$3,949	$3,276	$7,225
2022	—	3,093	3,093
2023	—	3,181	3,181
2024	—	3,190	3,190
2025	—	2,433	2,433
Thereafter	—	11,186	11,186
Total minimum lease payments	$3,949	$26,359	$30,308
In 2019, the company entered into a new lease for office space in San Francisco, CA. This lease commenced in August 2019 and includes minimum lease payments of approximately $22.6 million in total through March 2030.
The Company moved into the new San Francisco office space in March 2020. The Company exited the prior office space in February 2020 and ceased lease payments at that time in accordance with an executed updated lease agreement. For the years ended December 31, 2019, and 2020, rent expense was approximately $3.2 million, and $2.9 million, respectively, included as part of other operating expenses on the Company’s consolidated statements of operations.
The Company was not a party to any material litigation, regulatory actions, or arbitration other than what is routinely encountered in claims activity and routine regulatory examinations, none of which is expected by the Company to have a materially adverse effect on the Company’s financial position or operations and/or cash flow as of December 31, 2019 and 2020.
12.    Convertible Preferred Stock and Common Stock
Series E-1 Conversion to Series D
In April 2020, the Company amended the conversion rights of non-voting convertible Series E-1 preferred stock to provide for conversion on a 1:1 basis into shares of convertible Series D preferred stock. In December 2020, holders of non-voting convertible Series E-1 preferred stock elected to convert 6,293,581 shares into an equivalent number of shares of convertible Series D preferred stock in accordance with the amended convertible Series E-1 preferred stock conversion rights. Upon conversion of the Series E-1 convertible preferred stock to Series D convertible preferred stock, which had an equivalent fair value on the date of conversion, approximately $31.9 million was reclassified within the Company’s consolidated balance sheets for the balances of such classes of shares of convertible preferred stock, based on an original issue price and liquidation preference of $5.0763 per share for both classes of convertible preferred stock.
Authorized, Issued, and Outstanding Shares and Liquidation Preference
The authorized, issued, and outstanding shares of common stock and the authorized, issued, outstanding, and aggregate liquidation preference of the Company’s convertible preferred stock as of December 31, 2019 were as follows (dollars in thousands):
Series	December 31, 2019
	Number of Shares		Aggregate Balance	Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A Senior	7,260,666	6,939,098	$4,032	$4,100
Series B Senior	5,805,056	5,805,057	9,949	10,000
Series C Senior	9,304,900	9,224,670	39,613	39,840
Series D Senior	19,371,524	18,915,820	93,727	96,023
Series E Senior	23,850,034	14,787,031	90,468	93,001
Series E-1 Senior (non-voting)	11,412,474	11,412,474	57,933	57,933
Junior Preferred	1,692,464	1,692,464	1,479	1,500
	78,697,118	68,776,614	$297,201	$302,397
Common stock:
Shares	97,485,929	8,865,933
Less shares subject to restriction	—	(423)
Total	97,485,929	8,865,510
The authorized, issued, and outstanding shares of common stock and the authorized, issued, outstanding, and aggregate liquidation preference of the Company’s convertible preferred stock as of December 31, 2020 were as follows (dollars in thousands):
Series	December 31, 2020
	Number of Shares		Aggregate Balance	Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A Senior	7,260,666	6,939,098	$4,032	$4,100
Series B Senior	5,805,056	5,805,057	$9,949	$10,000
Series C Senior	9,304,900	9,224,670	$39,613	$39,840
Series D Senior	30,449,674	25,209,401	$125,675	$127,971
Series E Senior	23,850,034	14,787,031	$90,468	$93,001
Series E-1 Senior (non-voting)	11,412,474	5,118,893	$25,985	$25,985
Junior Preferred	1,692,464	1,692,464	$1,479	$1,500
	89,775,268	68,776,614	$297,201	$302,397
Common stock	111,702,628	8,992,463
Convertible Preferred Stock
All convertible preferred stock converted into common stock in February 2021 and is no longer outstanding (see Note 19). Significant terms of the outstanding convertible preferred stock series were as follows:
Dividends — Each share of Series A, Series B, Series C, Series D, Series E, and Series E-1 convertible preferred stock (“Senior convertible preferred stock”) was entitled to receive, when and if declared by the

Company’s Board of Directors, noncumulative dividends at an annual rate of $0.0473 for Series A convertible preferred stock, $0.1378 for Series B convertible preferred stock, $0.3456 for Series C convertible preferred stock, $0.4061 for Series D convertible preferred stock, $0.5031 for Series E convertible preferred stock, and $0.4061 for Series E-1 convertible preferred stock payable in preference and priority to any distributions made to holders of Junior convertible preferred stock or common stock. After the payment of dividends to holders of Senior convertible preferred stock, the holders of Junior convertible preferred stock were entitled to receive, when and if declared by the Company’s Board of Directors, noncumulative dividends at an annual rate of $0.0720 per share. Additional dividends or distributions would have been distributed among all holders of common stock and convertible preferred stock pro-rata on the number of shares of common stock held by each assuming full conversion of all preferred stock. No dividends could have been paid on the common stock until the dividends on the Senior preferred stock and Junior preferred stock were paid. No dividends have been declared to date.
Voting Rights — Each holder of common stock is entitled to one vote for each share. The holders of each share of Series A convertible preferred Stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Junior convertible preferred stock (collectively, the “Voting convertible preferred stock”) were entitled to the number of votes equal to the number of shares of common stock into which such shares could then be converted and have voting rights and powers equal to the voting rights and powers of the common stock. The holders of the Voting convertible preferred stock, voting as a separate class, were entitled to elect three directors to the Company’s Board of Directors. The holders of the Company’s common stock were entitled to elect two directors to the Company’s Board of Directors. The holders of the common stock and Senior convertible preferred stock, voting as a single class of stock, assuming a full conversion, elected all remaining directors of the Company. The Company was prohibited from taking certain material actions unless approved by the holders of 60% of the then outstanding shares of Voting convertible preferred stock. The holders of Series E-1 convertible preferred stock did not have any voting rights.
For so long as any shares of Series E convertible preferred stock remained outstanding (as adjusted for any recapitalization), the Company could not (by amendment, merger, consolidation, or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least 60% of the outstanding shares of the Series E convertible preferred stock (voting together as a single class and on an as-converted basis), have taken any action that altered or changed the rights, preferences, privileges, or powers of the Series E convertible preferred stock in a manner that adversely affects the holders thereof differently than the holders of any other series of convertible preferred stock.
Liquidation — In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Senior convertible preferred stock were entitled to receive, prior and in preference to any distributions of assets to the holders of the Junior convertible preferred stock or the common stock, an amount equal to the sum of any declared but unpaid dividends plus a liquidation preference per share of $0.5909 for Series A convertible preferred stock, $1.7226 for Series B convertible preferred stock, $4.3189 for Series C convertible preferred stock, $5.0763 for Series D convertible preferred stock, $6.2894 for Series E convertible preferred stock, and $5.0763 for Series E-1 convertible preferred stock.
If upon any liquidation, dissolution, or winding up of the Company, the available funds and assets to be distributed to the holders of the Senior convertible preferred stock were insufficient to permit the payment to such stockholders of their full preferential amount, then all of the available funds and assets were to be distributed among the holders of Senior convertible preferred stock pro-rata according to the number of outstanding shares held by each holder thereof.
The Junior convertible preferred stockholders had a preference to common stockholders upon liquidation, dissolution, or winding up of the Company of $0.8863 per share plus any declared but unpaid dividends.
Redemption Rights — No shares of Senior convertible preferred stock, Junior convertible preferred stock, or common stock had redemption rights.
Conversion — The holders of the Senior and Junior convertible preferred stock had the option to convert each share into one share of common stock. The conversion price for the Senior and Junior convertible preferred stock was subject to adjustment to account for certain dilutive issuances including stock splits.

Shares of Senior and Junior convertible preferred stock would have converted automatically into shares of common stock at the conversion price at the time in effect for such Senior and Junior convertible preferred stock (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, provided that the offering price per share was not less than $10.00 (as may be adjusted for stock splits, recapitalizations, and the like) and the aggregate gross proceeds to the Company were not less than $90.0 million, or (ii) upon the Company’s receipt of the written consent of the holders of at least 60% of the then outstanding shares of Voting convertible preferred stock (voting as a single class and on an as-converted basis) or, if later, the effective date for conversion specified in such requests to the conversion of all then outstanding shares of convertible preferred stock.
Pro-rata Participation and Other Rights — Pursuant to an Investor Rights Agreement between the Company and the holders of convertible preferred stock, “Significant Holders” (those holding more than 1,000,000 shares of convertible preferred stock) had the right to purchase their pro-rata portion of securities offered by the Company in the future, subject to customary exceptions. In the event that a Significant Holder did not purchase its pro-rata share, then the other participating Significant Holders could have elected to purchase the declined pro-rata allocation. The related agreements also contained various rights and obligations such as registration rights, obligations with respect to voting for director or in connection with a change of control, right of first refusal and co-sale rights, and anti-dilution adjustments, including price-based anti-dilution adjustments and adjustments for stock splits, stock dividends, and reclassifications, as more fully described therein.
The terms of all classes of convertible preferred stock included embedded conversion features related to anti-dilution. These conversion option provisions met the “fixed for fixed” and “clearly and closely related” criteria so the feature was not bifurcated from the host. The voting rights of the preferred stockholders provided for share redemption upon the occurrence of an event such as liquidation that was not solely within the control of the issuer. Accordingly, the preferred stock series have been presented as temporary or mezzanine equity in the accompanying consolidated balance sheets.
Common Stock
Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock then outstanding.
The Company has adequate authorized but unissued common stock available for outstanding instruments convertible into common stock as of December 31, 2019 and 2020.
Warrants
As of December 31, 2019, the following warrants were issued and outstanding:
Shares Subject to Warrants	Issue Date	Underlying Security	Reason for Grant	Warrants Outstanding	Exercise Price per Share	Expiration
Series A Preferred	September 7, 2012	Series A Preferred	Financing	321,568	$0.5909	5 years post IPO
Common	July 30, 2015	Common Stock	Services	77,176	$0.8567	July 30, 2020
Series C Preferred	December 14, 2015	Series C Preferred	Financing	80,229	$4.3189	December 14, 2025
Series D Preferred	July 16, 2018	Series D Preferred	Financing	114,241	$5.0763	June 30, 2025
Series D Preferred	December 12, 2018	Series D Preferred	Financing	7,139	$5.0763	December 12, 2025
Series E Preferred	December 5, 2019	Series E Preferred	Financing	346,762	$6.2894	December 31, 2029

As of December 31, 2020, the following warrants were issued and outstanding:
Shares Subject to Warrants	Issue Date	Underlying Security	Reason for Grant	Warrants Outstanding	Exercise Price per Share	Expiration
Series A Preferred	September 7, 2012	Series A Preferred	Financing	321,568	$0.5909	5 years post IPO
Series C Preferred	December 14, 2015	Series C Preferred	Financing	80,229	$4.3189	December 14, 2025
Series D Preferred	July 16, 2018	Series D Preferred	Financing	114,241	$5.0763	June 30, 2025
Series D Preferred	December 12, 2018	Series D Preferred	Financing	7,139	$5.0763	December 12, 2025
Series E Preferred	December 5, 2019	Series E Preferred	Financing	346,762	$6.2894	December 31, 2029
Series E Preferred	July 29, 2020	Series E Preferred	Financing	8,669,076	$6.2894	July 29, 2030
Series E Preferred	November 16, 2020	Series E Preferred	Other	35,541	$8.6560	November 18, 2025
A discussion of the valuation methodology for the warrants exercisable for convertible preferred stock issued through 2020 is provided in Note 2, Fair Value of Financial Instruments. The value of these warrants at inception has been recorded as debt issuance costs on the loans with which they were issued, which have been accounted for as an adjustment to the effective rate of interest. The periodic adjustments to mark each warrant to fair value are recorded in the accompanying consolidated statements of operations. All warrants were exercised in February 2021 and are no longer outstanding (see Note 19).
13.    Stock Option Plan
In 2011, the Company’s Board of Directors adopted the 2011 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options to officers, directors, employees, and consultants of the Company. Options granted under the Plan may be Incentive Stock Options (“ISO”) or Nonstatutory Stock Options (“NSO”) as determined by the Board of Directors at the time of the option grant. Only employees are eligible for the grant of ISOs. Only employees, consultants, and outside directors will be eligible for the grant of NSOs or the award or the sale of shares.
The Board of Directors determines the period over which options become exercisable and options generally vest over a four-year period. However, no option will become exercisable after the expiration of ten years from the date of grant. The term of an ISO granted to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of the grant. The exercise price of an ISO granted to any employee other than 10% stockholder will not be less than 100% of the estimated fair value of the shares on the date of grant.
The exercise price of an NSO granted to a 10% stockholder will not be less than 100% of the estimated fair value of the shares on the date of the grant. The exercise price of an NSO granted to any grantee other than 10% stockholder will not be less than 85% the estimated fair value of the shares on the date of the grant. In the case of options intended to qualify as performance-based compensation, the exercise price will not be less than 100% of the estimated fair value of the shares on the date of the grant.
The Plan allows employees with the ability to “early exercise” stock options (the underlying shares of common stock are referred to as “restricted stock units” or “RSUs”). Early exercise allows employees to exercise a stock option into an RSU and remit cash consideration or a recourse note to the Company for the exercise price in exchange for the RSU but before the requisite service is provided (e.g., before the award is vested). Although on early exercise the employee is deemed to own the resulting shares for tax and legal purposes, the employee has exercised the stock option award before the employee actually vests in the award under its original terms. The RSU received by the employee contains a repurchase provision contingent on the employee’s termination prior to vesting. The repurchase price is the original exercise price. Consequently, the early exercise is not considered to be a substantive exercise for accounting purposes, and, therefore, the payment received by the employer for the exercise price is initially recognized as a liability and the shares are not deemed to be “outstanding” for accounting reporting purposes. As the RSU vests, the liability and underlying shares are reclassified from a liability to equity.

Pursuant to the Plan, the Company had reserved 14,397,027 shares of common stock for issuance as of December 31, 2019 and 2020. There were 2,524,399 and 2,043,123 shares of common stock available for future issuance as of December 31, 2019 and 2020, respectively.
The Company uses the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of grant or modification. The Company amortizes the estimated fair value to stock compensation expense using the straight-line method over the vesting period of the option. The following is a description of the significant assumptions used in the option pricing model:
•
Expected term — The expected term is the period of time when granted options are expected to be outstanding. In determining the expected term of options, the Company utilized the midpoint between the vesting date and contractual expiration date.

•
Volatility — Because the Company’s stock is not traded in an active market, the Company calculates volatility by using the historical stock prices of comparable public companies.

•
Risk-free interest rate — The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the rate of treasury securities with the same term as the options.

•
Forfeiture rate — The weighted average forfeiture rate of unvested options.

•
Expected dividends — The Company does not have plans to pay cash dividends in the future. Therefore, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

The following assumptions were used to estimate the value of options granted during the years ended December 31, 2019 and 2020:
	Years ended December 31,
	2019	2020
Forfeiture rate	15.77% – 19.76%	19.62% – 25.76%
Volatility	45.00%	47.00% – 62.00%
Expected term (years)	6.02 – 6.08	4.95 – 7.00
Risk-free interest rate	1.39% – 2.49%	0.26% – 1.73%
Expected dividends	—	—
The following table summarizes the activity of the Company’s stock option plan:
	Stock Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2018	5,785,513
Options granted	2,336,057	$2.95
Options exercised	(810,312)	$1.69
Options cancelled or expired and returned to plan	(1,729,479)	$2.35
Outstanding as of December 31, 2019	5,581,779	$2.34	7.97	$6,642
Options granted	3,336,116	$3.13
Options exercised	(126,529)	$1.91
Options cancelled or expired and returned to plan	(2,860,342)	$2.73
Outstanding as of December 31, 2020	5,931,024	$2.61	8.10	$70,192
Vested and expected to vest as of December 31, 2019	4,763,448	$2.29	7.99	$5,968
Vested and exercisable as of December 31, 2019	5,581,748	$2.34	7.96	$6,403
Vested and expected to vest as of December 31, 2020	4,512,737	$2.45	7.55	$52,705
Vested and exercisable as of December 31, 2020	2,194,860	$2.00	6.38	$27,324

The fair value of stock options granted are recognized as compensation expense in the consolidated statements of operations over the related vesting periods. The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2019 and 2020 was $2.95 and $3.13, respectively. As of December 31, 2019 and 2020, there was approximately $2.8 million and $3.3 million of unrecognized stock-based compensation cost related to stock options granted under the Plan, respectively, which is expected to be recognized over an average period of 2.62 years and 2.83 years, respectively.
Awards with performance conditions and no service conditions are expensed when the performance condition is deemed probable of being achieved and is based on the fair value of the award at that time. As of December 31, 2020, the Company had granted 558,513 options with performance conditions. These options have no required service period. As of December 31, 2020, the performance conditions were not deemed probably of being met and therefore no corresponding stock-based compensation expense was recorded.
The contingent obligation related to RSUs as of December 31, 2019, and 2020 was $1,000, and $0, respectively.
The following table illustrates stock-based compensation expense for employee and nonemployee options for the years ended December 31, 2019 and 2020 (in thousands).
	Years Ended December 31, 2020
	2019	2020
Cost of revenues	$56	$104
Research and development	525	714
Sales and marketing	115	44
Other operating expenses	731	595
Total stock-based compensation	$1,427	$1,457
The amounts capitalized as part of website and software development costs for the years ended December 31, 2019 and 2020 was $0.4 million and $0.5 million, respectively.
14.    401(k)
The Company has a 401(k) retirement plan that covers all employees who have met certain eligibility requirements. The 401(k) plan provides for voluntary contributions by employees of up to 90% of their eligible compensation, subject to the maximum allowed by law. The Company is not required to make contributions to the plan but can make discretionary contributions. The Company did not make any contributions to the plan during the years ended December 31, 2019 or 2020.
15.    Income Taxes
The components of the Company’s federal income tax expense (benefit) are as follows:
	As of December 31,
	2019	2020
Current	$—	$—
Deferred	37	(84)
Income tax expense (benefit)	$37	$(84)

The following table presents a reconciliation of the tax expense (benefit) based on the statutory rate to the Company’s actual tax expense (benefit) in the consolidated statements of operations:
	As of December 31,
	2019	2020
Statutory tax expense (benefit)	$(12,001)	$(25,241)
Warrants – mark to market	19	14,552
Research and development	(1,530)	(1,170)
Change in valuation allowance	13,488	11,435
Other, net	61	340
Income tax expense (benefit)	$37	$(84)
The effective income tax rate differs from the statutory federal rate, primarily due to non-deductible warrants and valuation allowance.
The following table summarizes information regarding the Company’s net deferred tax assets and the valuation allowance (in thousands):
	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$61,824	$73,364
Tax credit forwards	3,704	4,780
Unearned premium reserves	97	103
Discounting of unpaid losses	155	167
Stock compensation	395	501
Other	—	1,048
Total deferred tax assets	66,175	79,963
Deferred tax liabilities:
Depreciation & Amortization	(3,914)	(3,691)
Other	(185)	—
Total deferred tax liabilities	(4,099)	(3,691)
Net deferred tax assets	62,076	76,272
Less valuation allowance	(62,160)	(76,272)
Balance end of year	$(84)	$—
Realization of deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. The Company is also in a cumulative loss position. Accordingly, net deferred tax assets have been fully offset by a valuation allowance.
As of December 31, 2020, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $279 million and $258 million, respectively. As of December 31, 2019, the Company had federal and state net operating loss carryforwards of approximately $236 million and $217 million, respectively. Of the Company’s NOLs, $142 million of federal losses will begin to expire in the years 2031 through 2040 and $137 million of losses can be carried forward indefinitely. State NOL’s have varying expiration periods, beginning from 2027 to 2038.
As of December 31, 2020, the company had federal and state research and development tax credit carryforwards of approximately $4 million and $3 million, respectively. As of December 31, 2019, the company had federal and state research and development tax credit carryforwards of approximately $3 million and $2 million, respectively. The federal tax credit carryforwards expire at various dates beginning in 2033 if not utilized. The state tax credit carryforwards do not expire.

In October 2016, the Company underwent a change of control under Section 382 of the Internal Revenue Code by the purchase of interest by additional investors. The company is not expected to lose any deferred tax assets as a result of these limitations. The Company may experience ownership changes in the future as a result of subsequent shifts in its stock ownership.
Uncertain Tax Positions
The following is a reconciliation of the beginning and ending amount of the Company’s total gross unrecognized tax benefit liabilities (in thousands):
	Year Ended December 31,
	2019	2020
Gross unrecognized tax benefit, beginning of the year	$854	$1,364
Increases related to tax positions taken during current year	510	390
Gross unrecognized tax benefit, ending balance	$1,364	$1,754
As of December 31, 2020, all unrecognized tax benefits, if realized, would be subject to a full valuation allowance and, and would not affect the Company’s tax rate.
The Company does not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.
A number of the Company’s tax returns remain subject to examination by taxing authorities for tax years from 2011 to 2017 with respect to the amount of tax attribute carryovers only and 2018 and later under general statutes of limitation.
The Company is not currently under examination by income tax authorities in any federal or state jurisdictions.
16.    Segment and Geographic Information
The Company operates in the following two reportable segments, which are the same as its operating segments:
•
Insurance Services.    Providing insurance policies for automobile owners

•
Enterprise Business Solutions.    Providing access to its developed technology under SaaS arrangements along with professional services to third party customers.

Operating segments are based upon the nature of the Company’s business and how its business is managed. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM uses the Company’s operating segment financial information to evaluate segment performance and to allocate resources. The CODM does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Contribution is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Segment contribution is segment revenue less the related costs of revenue and sales and marketing expenses. It excludes certain operating expenses that are not allocated to segments because they are separately managed at the consolidated corporate level. These unallocated costs include stock-based compensation expense, research and development expenses, and general and administrative expenses such as legal and accounting.
The total assets of Insurance services and Enterprise business solutions segments are $196.1 million and $6.1 million respectively. The consolidated total assets of Operating segments are $202.2 million.

The following table summarizes the operating results of the Company’s reportable segments (in thousands):
	Years Ended December 31,
	2019	2020
Revenue:
Insurance services	$51,955	$29,395
Enterprise business solutions	800	5,669
Total revenue	$52,755	$35,064
Contribution:
Insurance services	$1,545	$11,914
Enterprise business solutions	(2,817)	(563)
Total contribution	$(1,272)	$11,351
The following table provides a reconciliation of the Company’s total reportable segments’ contribution to its total loss from operations (in thousands):
	Years Ended December 31,
	2019	2020
Total segment contribution	$(1,272)	$11,351
Ceded premium, losses and LAE	(7,304)	15,443
Other income	1,849	2,421
Policy services expenses and other	2,100	2,676
Sales, marketing, and other acquisition costs	23,553	5,029
Research and development	5,839	2,433
Amortization of capitalized software	10,648	11,188
Other operating expenses	18,896	16,981
Loss from operations	$(56,853)	$(44,820)
Geographical Breakdown of Direct Earned Premiums
Direct earned premium by state is as follows (in thousands):
	Years Ended December 31,
	2019	2020
California	$59,287	$58,276
Washington	10,765	11,391
New Jersey	10,353	9,155
Oregon	8,066	7,232
Illinois	5,168	4,474
Arizona	3,304	4,527
Pennsylvania	3,418	2,932
Virginia	1,877	1,725
Total premiums earned	$102,238	$99,712
During the years ended December 31, 2019 and 2020, the Company recognized $0.8 million, and $5.7 million of revenue earned from customers outside the United States, respectively. Long-lived assets are all held in the U.S. For the years ended December 31, 2019 and 2020, substantially all of the Company’s revenue was earned from customers residing in the United States.
17.    Related-Party Transactions
In August 2014, the Company loaned the Chief Executive Officer (“CEO”) $0.4 million with interest at 3.09% and adjusted to 1.5% in April 2020, which was used to early exercise stock options issued to the CEO and was due at the earlier of one year after termination of employment, upon an Initial Public Offering or change in control, or ten years from the date issued. The loan was full recourse, and also collateralized by the underlying common shares. For accounting under GAAP, the note receivable is presented as contra-equity in the accompanying consolidated balance sheets. This loan was paid in full in February 2021 and is no longer outstanding (see Note 19).
In March 2018, the Company entered into an agreement with a third party under which the Company developed proprietary software solutions and provides access to and use of such software solutions and related services. In July 2018, the third party became an investor of the Company as part of the Series E convertible preferred stock Financing. During the years ended December 31, 2019 and 2020, the Company recognized $0.8 million and $5.7 million of revenue from the investor, respectively. The Company had no outstanding accounts receivable balances from the investor as of December 31, 2019 and 2020. The Company continues to enter into contracts with the investor related to the Company’s Enterprise business solutions (see Note 16, Segment and Geographic Information).
An executive of Hudson, who the Company entered into a Note Purchase and Security Agreement with in 2020 (see Note 10, Notes Payable, net), is on the Company’s Board of Directors. This loan was repaid in March 2021 and is no longer outstanding (see Note 19).
18.    Statutory Financial Information
The Insurance Company is subject to regulation and supervision in each of the jurisdictions where it is domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to stockholders, periodic examinations, and annual and other report filings. Such regulation is generally for the protection of the policyholders rather than stockholders. The NAIC uses risk-based capital standards for property and casualty insurers as a means of monitoring the financial strength of insurance companies.
The Company maintained statutory capital and surplus and had statutory net loss as of and for the years ended December 31, 2019 and 2020 as follows (in thousands):
	Years Ended December 31
	2019	2020
Statutory capital and surplus	$25,076	$22,453
Statutory net loss	$(3,595)	$(2,078)
The policyholder’s surplus of the Insurance Company as of December 31, 2020 included capital contributions from Metromile of $18.6 million.
Dividend payments are restricted by the laws of the State of Delaware. The maximum amount that can be paid without prior notice or approval is the greater of 10% of surplus as regards policyholders as of the preceding December 31 or net income not including realized capital gains for the twelve-month period ending the preceding December 31. Because the Company has an unassigned deficit at December 31, 2019 and 2020, the Company’s dividend policy is governed by Section 5005(B) of the Delaware insurance code whereby a domestic insurer may not declare or pay a dividend or other distribution from any source other than earned surplus without the commissioner’s prior approval. The Insurance Company paid no dividends to the Company in 2019 or 2020.

The Insurance Company is subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (“NAIC”). Under these requirements, the amount of capital and surplus maintained by an insurance company is to be determined based on the various risk factors related to it. As of December 31, 2019 and 2020, the Insurance Company’s capital and policyholders’ surplus exceeded the minimum RBC requirements.
19.    Subsequent Events
In January 2021, the Company received additional loan proceeds of $2.0 million related to the Note Purchase and Security Agreement (see Note 10) with Hudson. In March 2021, the Company repaid its outstanding obligations on this loan in the amount of $37.0 million.
In February 2021, the Company completed a business combination (“Merger”) with INSU Acquisition Corp. II (“INSU”), where the Company merged with the subsidiary INSU, with Metromile surviving the merger as a wholly owned subsidiary of INSU. In connection with the transaction, the Company repaid its outstanding obligations on Paycheck Protection Program Loan and 2019 Loan (see Note 10) in the amount of $5.9 million and $26.5 million respectively.
In February 2021, Metromile Insurance Company entered into a settlement agreement with Horseshoe Re Limited (“Horseshoe”) to commute the reinsurance agreements between the two parties with effective dates beginning May 1, 2017, May 1, 2018, and May 1, 2019. Pursuant to the settlement, Metromile Insurance Company paid approximately $9 million, net, for commutation of the underlying agreements.
In February 2021, the loan to the CEO was repaid in full, including interest using shares of common stock.
In February 2021, a performance-based stock option award with the CEO was amended such that the performance condition was met upon consummation of the Merger.
In June and July 2021, Metromile Insurance Company entered into settlement agreements with Horseshoe Re Limited, Partner Reinsurance Company of the U.S., Topsail Reinsurance SPC Ltd., The Cincinnati Insurance Company and Mapfre Re to commute the reinsurance agreements between the parties with effective dates beginning May 1, 2017, May 1, 2018, May 1, 2019, and May 1, 2020. Commutations were effective April 30, 2021. Pursuant to the settlements, Metromile Insurance Company paid approximately $6.3 million, net, for commutation of the underlying agreements.
During the second quarter of 2021, the Company issued a total of 943,061 shares of performance-based RSUs granted under the 2021 Plan to a director and two members of senior management. The performance-based RSUs have a term of five years, subject to continuous services by the members of senior management to whom the awards have been issued. One third of RSUs that vest are based on a specific number of policies in force achieved by the Company. One third of the RSUs that vest are based on the Company achieving positive operating cash flow for a period of at least one financial quarter. One third of the RSUs vest based on the Company achieving a specific price per share for at least 20 days in a 60-day trading window. Once the performance targets are met, the RSUs that relate to the specific performance target vest immediately.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
LEMONADE, INC.,
a Delaware corporation;
CITRUS MERGER SUB A, INC.,
a Delaware corporation;
CITRUS MERGER SUB B, LLC,
a Delaware limited liability company;
and
METROMILE, INC.,
a Delaware corporation

Dated as of November 8, 2021

Exhibits
Exhibit A	Certain Definitions
Exhibit B	Form of Certificate of Formation of the Surviving Company
Exhibit C	Form of Limited Liability Company Agreement of the Surviving Company
Exhibit D	Voting and Support Agreement

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 8, 2021, by and among Lemonade, Inc., a Delaware corporation (“Parent”); Citrus Merger Sub A, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Acquisition Sub I”); Citrus Merger Sub B, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Acquisition Sub II,” and together with Acquisition Sub I, the “Acquisition Subs”); and Metromile, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.   The parties intend to enter into an integrated transaction pursuant to which, first, Acquisition Sub I will be merged with and into the Company (the “First Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), and second, the Company, as the surviving corporation in the First Merger, will be merged with and into Acquisition Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”) in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), with Acquisition Sub II as the surviving limited liability company. Upon consummation of the First Merger, Acquisition Sub I will cease to exist and the Company will continue as the Initial Surviving Corporation and a wholly owned Subsidiary of Parent. Upon consummation of the Second Merger, the Company will cease to exist and Acquisition Sub II will continue as the Surviving Company and a wholly owned Subsidiary of Parent.
B.   The Company Board has unanimously (i) determined that the Mergers are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the transactions contemplated by this Agreement, including the Mergers, on the terms and subject to the conditions contained herein; (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders and (iv) recommended that the Company’s stockholders adopt this Agreement.
C.   The Parent Board has unanimously approved the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Mergers, and the issuance of shares of Parent Common Stock in connection therewith, each on the terms and subject to the conditions set forth herein.
D.   The board of directors of Acquisition Sub I has (i) approved the execution and delivery of this Agreement, the performance by Acquisition Sub I of its covenants and agreements contained herein and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions contained herein; and (ii) recommended that its sole stockholder adopt this Agreement.
E.   Parent, as the sole member of Acquisition Sub II, has (i) determined that it is advisable and in the best interests of Acquisition Sub II and its sole member to enter into this Agreement and (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Mergers.
F.   Concurrently with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, certain stockholders of shares of Company Common Stock have entered into a voting and support agreement in the form attached as Exhibit D hereto (the “Voting and Support Agreement”), pursuant to which, and subject to the terms and limitations thereof, among other things, the foregoing stockholders agreed to vote the shares of Company Common Stock beneficially owned by each of them in favor of the adoption of this Agreement and approval of the Mergers at the Company Stockholder Meeting.
G.   It is intended that, for U.S. federal income Tax purposes, (a) the First Merger will be treated as part of a single integrated transaction that includes the Second Merger, (b) the Mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) this Agreement will be a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and
1.368‑3(a).

AGREEMENT
The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:
SECTION 1.   THE MERGERS
1.1   The Mergers.    At the First Effective Time, Acquisition Sub I shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, whereupon the separate existence of Acquisition Sub I shall cease, and the Company shall be the surviving corporation (the “Initial Surviving Corporation”) in the First Merger and a wholly owned Subsidiary of Parent. At the Second Effective Time, the Company shall be merged with and into Acquisition Sub II in accordance with the DGCL and the DLLCA, whereupon the separate existence of the Company shall cease, with Acquisition Sub II continuing its existence as the surviving limited liability company (the “Surviving Company”). From and after the Second Effective Time, all the property, rights, powers, privileges and franchises of the Company and the Acquisition Subs shall be vested in the Surviving Company and all of the debts, obligations, liabilities, restrictions and duties of the Company and the Acquisition Subs shall become the debts, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and DLLCA.
1.2   Closing.    The consummation of the Mergers (the “Closing”) shall be held (a) at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, or (b) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second (2nd) Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Mergers set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date”. Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) and immediately thereafter a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger,” and, together with the First Certificate of Merger, the “Certificates of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the DGCL and DLLCA in connection with effecting the Mergers. The Mergers shall become effective on the date and at such time as the Certificates of Merger are filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificates of Merger (the time at which the First Merger becomes effective being referred to in this Agreement as the “First Effective Time” and the time at which the Second Merger becomes effective being referred to in this Agreement as the “Second Effective Time”).
1.3   Certificate of Incorporation and Bylaws.
(a)   Subject to the requirements set forth in Section 4.10(a), at the First Effective Time and by virtue of the First Merger, the certificate of incorporation of the Company, as in effect immediately prior to the First Effective Time, shall continue to be the certificate of incorporation of the Initial Surviving Corporation until thereafter changed or amended as set forth therein or by applicable Legal Requirements.
(b)   Subject to the requirements set forth in Section 4.10(a), at the First Effective Time, the bylaws of the Company, as in effect immediately prior to the First Effective Time, shall continue to be the bylaws of the Initial Surviving Corporation until thereafter changed or amended as set forth therein or by applicable Legal Requirements.
(c)   Subject to the requirements set forth in Section 4.10(a), at the Second Effective Time and by virtue of the Second Merger, the certificate of formation of Acquisition Sub II, as in effect immediately prior to the Second Effective Time, shall be amended and restated in its entirety to read as set forth in the form of certificate of formation of the Surviving Company attached hereto as Exhibit B and, as so amended and restated, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as set forth therein or by applicable Legal Requirements.
(d)   Subject to the requirements set forth in Section 4.10(a), at the Second Effective Time, the limited liability company agreement of Acquisition Sub II shall be amended and restated in its entirety to read as set forth in the form of liability company agreement of the Surviving Company attached hereto as Exhibit C, and, as so amended and restated, shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as set forth therein or by applicable Legal Requirements.
1.4   Directors and Officers.
(a)   From and after the First Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Initial Surviving Corporation’s Organizational Documents (i) the directors of Acquisition Sub I immediately prior to the First Effective Time shall be the directors of the Initial Surviving Corporation; and (ii) the officers of Acquisition Sub I immediately prior to the First Effective Time shall be the officers of the Initial Surviving Corporation.
(b)   From and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Surviving Company’s Organizational Documents (i) the directors of Acquisition Sub II immediately prior to the Second Effective Time shall be the directors of the Surviving Company; and (ii) the officers of Acquisition Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company.
1.5   Conversion of Securities.   Subject to the terms and conditions of this Agreement, at the First Effective Time, automatically, by virtue of the First Merger and without any further action on the part of Parent, Acquisition Sub I, the Company or any stockholder of the Company:
(a)   all shares of Company Common Stock that are held in the Company’s treasury or are held directly by Parent or Acquisition Sub I immediately prior to the First Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof;
(b)   except as provided in Section 1.5(a), each share of Company Common Stock that is issued and outstanding immediately prior to the First Effective Time (for the avoidance of doubt, including for all purposes hereunder, the “Earnout Shares”, as such term is defined in that certain Sponsor Share Cancellation and Vesting Agreement, dated as of November 24, 2020, by and among INSU Acquisition Corp. II, Insurance Acquisition Sponsor II, LLC, and Dioptra Advisors II, LLC (the “Sponsor Share Cancellation and Vesting Agreement”), which Parent acknowledges and agrees shall fully vest upon the First Effective Time pursuant to Section 1.2(c) of the Sponsor Share Cancellation and Vesting Agreement) shall be converted into the right to receive, without interest, a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the per share consideration payable in accordance with this Section 1.5(b), the “Merger Consideration”); and
(c)   each share of common stock, par value $0.01 per share, of Acquisition Sub I that is issued and outstanding immediately prior to the First Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Initial Surviving Corporation.
(d)   Subject to the terms and conditions of this Agreement, at the Second Effective Time, automatically, by virtue of the Second Merger and without any action on the part of Parent, the Initial Surviving Corporation or Acquisition Sub II, each share of common stock, par value $0.01 per share, of the Initial Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist. Each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.
1.6   Certain Adjustments.    Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the First Effective Time, the outstanding shares of

Parent Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares by reason of any stock split, division, combination, distribution, exchange, exchange or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.6 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.
1.7   Treatment of Equity Awards; Company Warrant; Additional Shares.
(a)   Effective as of the First Effective Time, each Company Option (other than any Cancelled Company Option) that is outstanding and unexercised, whether vested or unvested, immediately prior to the First Effective Time (each, an “Assumed Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Company Option immediately prior to the First Effective Time, except that (i) the number of shares of Parent Common Stock subject to each Assumed Company Option shall be determined by multiplying (A) the number of shares of Company Common Stock subject to such Assumed Company Option immediately prior to the First Effective Time; by (B) the Exchange Ratio, and rounding such product down to the nearest whole share; and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of each Assumed Company Option shall be determined by dividing (A) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Assumed Company Option immediately prior to the First Effective Time; by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent.
(b)   Effective as of the First Effective Time, each Company Option held by any individual who, as of the date hereof, is not employed by or providing services to the Company or its Subsidiaries and that is outstanding and unexercised, whether vested or unvested, immediately prior to the First Effective Time (each, a “Cancelled Company Option”) shall cease to represent a right to acquire shares of the Company Common Stock and shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (i) (A) the Per Company Share Price, less (B) the exercise price per share attributable to such Company Option multiplied by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Cancelled Company Option (the “Option Consideration”). Any Cancelled Company Option with an exercise price per share equal to or greater than the Per Company Share Price will be cancelled without any cash payment being made in respect thereof.
(c)   Effective as of the First Effective Time, each award of Company RSUs (other than any Cancelled Company RSU Award) (each, an “Assumed Company RSU Award”) shall cease to represent a right to acquire shares of Company Common Stock upon vesting and shall be assumed by Parent and converted automatically into a Parent RSU and shall otherwise remain subject to the same vesting and other terms and conditions that applied to the underlying Company RSU immediately prior to the First Effective Time, except that the number of shares of Parent Common Stock subject to each such Assumed Company RSU Award shall be determined by multiplying (A) the number of shares of Company Common Stock subject to such award of Company RSUs immediately prior to the First Effective Time; by (B) the Exchange Ratio, rounded to the nearest whole number.
(d)   Effective as of the First Effective Time, (i) each award of Company RSUs held by any non-employee director of the Company and (ii) each award of Company RSUs that is outstanding and vests based on the achievement of one or more performance criteria (each, a “Cancelled Company RSU Award”) shall cease to represent a right to acquire shares of Company Common Stock upon vesting and shall be cancelled and converted into the right to receive an amount in cash, without interest, and rounded to the nearest whole cent, equal to (A) the Per Company Share Price, multiplied by (B) the total number of shares of Company Common Stock subject to such Cancelled Company RSU Award (the “RSU Consideration”). With respect to each Cancelled Company RSU Award that vests based on the achievement of one or more performance criteria, the Company shall determine the number of earned Company RSUs subject to such award in accordance with the terms and conditions of the applicable award agreement prior to the First Effective Time.

(e)   Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to all Assumed Company Options and Assumed Company RSU Awards. Parent shall file and cause to be effective as of no later than the Closing Date, one or more registration statements under the Securities Act on Form S-8, Form S-1 or other appropriate form under the Securities Act, relating to shares of Parent Common Stock issuable with respect to all Assumed Company Options and Assumed Company RSU Awards, and Parent shall use its best reasonable efforts cause such registration statements to remain in effect for so long as such Assumed Company Options and Assumed Company RSU Awards remain outstanding.
(f)   At or prior to the Closing, Parent will deposit (or cause to be deposited or maintained) with the Company, by wire transfer of immediately available funds, the aggregate (i) Option Consideration owed to all holders of Cancelled Company Options and (ii) RSU Consideration owed to all holders of Cancelled Company RSU Award. As soon as practicable after the Closing Date but in any event no later than ten (10) Business Days following the Closing Date, the applicable holders of Cancelled Company Options and Cancelled Company RSU Awards will receive a payment from the Company or the Surviving Company, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Cancelled Company Options and Cancelled Company RSU Awards that are cancelled and converted pursuant to Section 1.7(b) and Section 1.7(d), respectively, net of any required withholding of Taxes.
(g)   At the First Effective Time, each Company Warrant shall, automatically and without any required action on the part of the holder thereof, cease to represent a Company Warrant in respect of Company Common Stock and shall be assumed by Parent and converted into a warrant denominated in shares of Parent Common Stock (a “Parent Warrant”). The number of shares of Parent Common Stock subject to each such Parent Warrant shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Parent Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and the exercise price of such Parent Warrant equal to the quotient of (1) the per share exercise price of such Company Warrant immediately prior to the First Effective Time divided by (2) the Exchange Ratio, which quotient shall be rounded to the nearest whole cent. Except as expressly provided above, following the First Effective Time, each such Parent Warrant shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company Warrant immediately prior to the First Effective Time.
(h)   Treatment of Additional Shares.
(i)   Notwithstanding anything to the contrary in this Agreement, if the transactions contemplated by this Agreement, including the Mergers, constitute an “Acceleration Event” (as such term is defined in the INSU Merger Agreement), (1) Parent agrees that the terms and conditions set forth in Section 2.17(g) of the INSU Merger Agreement will apply to the transactions contemplated by this Agreement, including the Mergers, (2) the “Additional Shares” (as such term is defined in Section 2.17(a) of the INSU Merger Agreement, the “Additional Shares”) will be issued in accordance with Section 2.17(g) of the INSU Merger Agreement as of immediately prior to the First Effective Time and (3) in accordance with Section 2.17(g) of the INSU Merger Agreement, as of the First Effective Time, each Additional Share will be converted into the right to receive the Merger Consideration pursuant to Section 1.5(b) of this Agreement. For the avoidance of doubt, the Additional Shares, when issued, will be subject to the same exchange procedures as all other shares of Company Common Stock pursuant to Section 1.10 of this Agreement.
(ii)   Notwithstanding anything to the contrary in this Agreement, if the transactions contemplated by this Agreement, including the Mergers, do not constitute an “Acceleration Event” (as such term is defined in the INSU Merger Agreement), then, pursuant to, and in accordance with the terms of, Section 2.17 of the INSU Merger Agreement, if, (1) at any point following the First Effective Time and prior to February 9, 2023, the closing share price of the Parent Common Stock over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than the quotient of (A) $15.00 divided by (B) the Exchange Ratio, then, (2) as soon as practicable (but in any event within ten (10) Business Days) after such satisfaction, Parent shall issue, on a ratable basis to the Persons eligible to receive such Additional Shares under and pursuant to Section 2.17 of the INSU Merger Agreement (the “Legacy Company Equityholders”), a number of shares of Parent Common Stock in an amount equal to the product of (A) 10,000,000 multiplied by (B) the Exchange Ratio. If this Section 1.7(h)(ii) applies, then, from and after the First Effective Time, (A) for all purposes under this Agreement, “Additional Shares” will mean the shares of Parent Common Stock that will be subject to issuance pursuant to the prior sentence, (B) all other terms of Section 2.17 of the INSU Merger Agreement (and related definitions) shall apply with respect to Parent as if Parent were “Parent” under the INSU Merger Agreement and (C) if a Change of Control of Parent (as defined in Section 2.17(g) of the INSU Merger Agreement after giving effect to clause (B) above) occurs after the First Effective Time and prior to the Release Date (as defined in Section 2.17(b) of the INSU Merger Agreement), or if any other transaction with respect to Parent or the Parent Common Stock occurs prior to the Release Date that would impact the terms of the arrangement contemplated by Section 2.17 of the INSU Merger Agreement to the Legacy Company Equityholders, then Parent shall use its reasonable best efforts to ensure that appropriate arrangements will be made to ensure that the Legacy Company Equityholders will retain the benefits of the provisions of Section 2.17 of the INSU Merger Agreement (including by effecting adjustments to the target stock price and number of shares subject to issuance hereunder and thereunder in the manner contemplated by this Section 1.7(h) or in a substantially similar manner).
1.8   No Fractional Shares.
(a)   No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued.
(b)   Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 1.5(b) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 1.5(b)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.10, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.8(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
1.9   Closing of Transfer Books.
At the First Effective Time:
(a)   all shares of Company Common Stock outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder is subject to Section 1.5(a)) the right to receive the Merger Consideration pursuant to Section 1.5(b), cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.8(b) and any dividends or other distributions pursuant to Section 1.10(f); and
(b)   the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the First Effective Time. If, after the First Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Initial Surviving Corporation, the Surviving Company or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.10.
1.10   Exchange of Certificates and Cancellation of Book-Entry Positions.
(a)   Prior to the Closing Date, Parent shall select Parent’s transfer agent or another reputable bank or trust company reasonably satisfactory to Parent to act as exchange agent with respect to the Mergers (the “Exchange Agent”). Prior to or substantially concurrent with the First Effective Time, Parent shall cause to be deposited with the Exchange Agent (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.8(b). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.10(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Section 1 (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund).
(b)   With respect to Company Stock Certificates, as promptly as reasonably practicable after the First Effective Time (but in no event later than five (5) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Mergers; (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent (the “Letter of Transmittal”); and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall instruct, and use its reasonable best efforts to cause, the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to this Section 1 in non-certificated book-entry form in the name of such record holder (subject to Section 1.10(i)) and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1. Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.
(c)   With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall instruct, and use its reasonable best efforts to cause, the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the First Effective Time, but in any event within five (5) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of any cash in lieu of fractional shares plus any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1, and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.10(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the person in whose name such Non-DTC Book-Entry Shares are registered.
(d)   With respect to Company Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the First Effective Time, but in any event within five (5) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Section 1.
(e)   In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Section 1, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.
(f)   No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the First Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until the later to occur of (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.10; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(g)   Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one (1) year after the date on which the Mergers becomes effective shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.10 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5, cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8(b) and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.10(f).
(h)    Neither Parent, the Initial Surviving Corporation, nor the Surviving Company shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section 1 in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.
(i)   In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.8(b) or any dividends or distributions pursuant to Section 1.10(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock are to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.
1.11   Further Action.    If, at any time after the First Effective Time, any further action is determined by Parent, the Initial Surviving Corporation or the Surviving Company to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of the Acquisition Subs, in the name of the Company or otherwise) be fully authorized to take such action.
1.12   Tax Withholding.    Each of Parent, the Exchange Agent, Acquisition Sub I, Acquisition Sub II, the Company, the Initial Surviving Corporation and the Surviving Company, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
1.13   No Appraisal Rights.    In accordance with Section 262 of the DGCL, no appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.
SECTION 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and the Acquisition Subs that, except as set forth or incorporated by reference in the Company SEC Documents filed on or after January 1, 2020 and publicly available at least one (1) Business Day prior to the date of this Agreement (provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement) (it being agreed that any matter disclosed in such Company SEC Documents shall not be deemed disclosed for purposes of Section 2.1, Section 2.2, Section 2.3 or Section 2.4) or, subject to Section 7.12, in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”):
2.1   Due Organization and Good Standing; Subsidiaries.
(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect.
(b)   Exhibit 21.1 of the Most Recent Company 10-K/A is a true, correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement (other than the Company Subsidiaries that, in the aggregate, would not constitute a “significant subsidiary” (as defined in Rule 1.02(w) of Regulation S-X)). Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K/A and any other wholly owned Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and (other than Company Insurance Subsidiaries) Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and (other than Company Insurance Subsidiaries) has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.
2.2   Organizational Documents.    Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, including all amendments thereto, as in effect on the date hereof. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.
2.3   Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 640,000,000 shares of Company Common Stock, of which 127,741,367 were issued and outstanding as of November 5, 2021 (the “Company Capitalization Date”); and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, none of which were outstanding as of the Company Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.
(b)   Except as set forth in the Company’s or any Company Subsidiary’s Organizational Documents, the Company Equity Agreements, the Company Warrant Agreements and the Sponsor Share Cancellation and Vesting Agreement, (i) none of the outstanding shares of Company Common Stock or capital or other equity interests of any Company Subsidiary is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock or capital or other equity interests of any Company Subsidiary is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company or any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock or capital or other equity interests of any Company Subsidiary. Except as set forth in the Company Equity Agreements and the Company Warrant Agreements, neither the Company nor any Company Subsidiary is under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, capital or other equity interests of any Company Subsidiary or any other securities.
(c)   As of the Company Capitalization Date: (i) 7,666,646 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Public Warrants; (ii) 180,000 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Placement Warrants; (iii) 10,000,000 shares of Company Common Stock reserved for issuance pursuant to the INSU Merger Agreement; (iv) 2,709,873 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, including 406,191 shares of Company Common Stock subject to issuance pursuant to outstanding Company Options that vest based on the achievement of performance goals (assuming achievement at maximum levels); (v) 12,907,346 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs, including 3,024,245 shares of Company Common Stock subject to Company RSUs that vest based on the achievement of performance goals (assuming achievement at maximum levels); (vi) 1,900,912 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (vii) except as set forth in Section 2.3(a), no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of (A) the Company Warrant Agreements; (B) the Company Equity Plans; and (C) the forms of all stock option agreements evidencing Company Options, outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Company RSUs outstanding as of the date of this

Agreement. The per share exercise price of each such Company Option was at least equal to the fair market value of one (1) share of Company Common Stock on the date of grant of such Company Option. Part 2.3(c) of the Company Disclosure Schedule sets forth a list, as of the Company Capitalization Date, of all Company Options and awards of Company RSUs, in each case, including the holder of such Company Option or award of Company RSUs, the number of shares of Company Common Stock subject to such Company Option or award of Company RSUs, the grant date of such Company Option or award of Company RSUs, the per share exercise price of such Company Option, the vesting schedule for such Company Option or award of Company RSUs, and the date on which such Company Option expires.
(d)   Except as set forth in this Section 2.3, as of the Company Capitalization Date, there were no (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other equity securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.
(e)   From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of Company Common Stock or other equity interests of the Company or any Company Subsidiary, other than pursuant to Company Options, Company RSUs or Company Warrants, in each case, that were outstanding as of the Company Capitalization Date.
2.4   Authority; Binding Nature of Agreement.    The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote and the Governmental Authorizations identified in Part 5.1(c) of the Company Disclosure Schedule, to consummate the Mergers. On or prior to the date hereof, the Company Board has unanimously (a) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Mergers by the Company; (b) determined that the Mergers are fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers; and (d) subject to the terms and conditions hereof, directed that this Agreement be submitted to a vote of the Company’s stockholders, recommended that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”), and resolved to include the Company Board Recommendation in the Proxy Statement/Prospectus, subject to Section 4.2. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Mergers and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company (including the approval of the Company Board) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Mergers, the receipt of the Required Company Stockholder Vote, the Governmental Authorizations identified in Part 5.1(c) of the Company Disclosure Schedule and the filing of the Certificates of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and the Acquisition Subs, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) principles of law governing or relating to specific performance, injunctive relief and other equitable remedies, as from time to time in effect (the “Bankruptcy and Equity Exception”).
2.5   Vote Required.    The adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and Organizational Documents of the Company to approve or adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Mergers.
2.6   Non-Contravention; Consents.
(a)   The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote and the Governmental Authorizations identified in Part 5.1(c) of the Company Disclosure Schedule, the consummation by the Company of the Mergers will not (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.5, result in any material loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any material violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Company or any Company Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary.
(b)   Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, and except as set forth in Part 2.6(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Mergers in each case, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.
2.7   Reports; Financial Statements; Internal Controls.
(a)   All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2019 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing) (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since November 24, 2020. Since November 24, 2020, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b)   The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal year-end adjustments and (iv) have been prepared from the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, Moss Adams LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.
(c)   The Company maintains, and at all times since January 1, 2019, has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. To the knowledge of the Company, the Company has not engaged in any material transactions that have not been properly recorded in the accounting records underlying its consolidated financial statements and there are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting. The Company has maintained the integrity of its financial reporting through proper access and change management procedures, along with customary reconciliations, reperformance and recalculations of key formulas, and detailed reviews performed by competent and qualified individuals. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
(d)   Since January 1, 2019, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Company’s knowledge, oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.
(e)   The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).
(f)   Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.
(h)   Neither the Company nor any Company Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not constituted or resulted in a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.
2.8   Absence of Certain Changes.
(a)   Since the date of the Most Recent Company Balance Sheet to the date of this Agreement, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had a Company Material Adverse Effect.
(b)   Except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, from the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business (other than with respect to any Pandemic Measures), and neither the Company nor any Company Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to Sections 4.1(a)(i), (ii), (iii), (iv), (vi), (viii), (xi), (xii), (xiv), (xvi), (xxiii), or clause (xxiv) or, as it relates to any of the foregoing clauses, Section 4.1(a)(xxv).
2.9   Intellectual Property and Related Matters.
(a)   Part 2.9(a) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement, of all Company IP that is Registered IP (collectively, the “Company Registered IP”), including for each item (i) the current owner; (ii) the jurisdiction of application or registration; (iii) the application or registration number, and, where applicable, the title; and (iv) the date of filing or of registration.
(b)   To the knowledge of the Company, the material Company Registered IP is valid (or in the case of applications, applied for), subsisting and enforceable; and to the knowledge of the Company, none of the material Company Registered IP has lapsed or been abandoned or cancelled (other than on the expiration of the full term for such Registered IP). Since January 1, 2017, neither the Company nor any Company Subsidiary has received any notice or claim challenging the validity of enforceability of any material Company Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Company Registered IP is invalid or unenforceable, and there is currently no Legal Proceeding pending or threatened in writing, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged. All of the registrations and pending applications to Governmental Entities or regulatory bodies with respect to any material Company Registered IP have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid, and the Company and Company Subsidiaries have taken all other actions required to maintain their validity and effectiveness.
(c)   All material Company IP is owned exclusively by the Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Encumbrances. The Company and the Company Subsidiaries are duly licensed under or are otherwise authorized to use all material Third Party Intellectual Property used in, held for use in or necessary for the conduct of the businesses of the Company and the Company Subsidiaries, and such material Third Party Intellectual Property, together with the material Company IP, collectively constitutes all of the Intellectual Property that is necessary for the conduct of the businesses of the Company and the Company Subsidiaries as it has been conducted in the twelve (12) months prior to the date of this Agreement. All such material licensed Third Party Intellectual Property will not cease to be valid and enforceable rights of the Company or Company Subsidiaries, as applicable, by reason of the execution, delivery and performance of this Agreement or by any ancillary agreements executed in connection with this Agreement or the consummation of the transactions contemplated hereby or thereby.

(d)   Neither the Company nor any Company Subsidiary is subject to any outstanding Order that restricts in any material manner the use, transfer or licensing of any material Company IP. The execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, or otherwise result in (i) a loss of, or Lien on, any material Company IP or material Parent IP; (ii) a material breach of, material termination of, or material acceleration or material modification of any right under any Contract listed or required to be listed in Part 2.9(k) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any material Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the material Company IP or material Parent IP.
(e)   To the knowledge of the Company, the operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, and sale of any Company Products, do not infringe, misappropriate or otherwise violate, and, since January 1, 2017, have not infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person. No Legal Proceeding is pending or threatened in writing against the Company or any Company Subsidiary, and there have been no written complaints, claims or notices received by the Company or any Company Subsidiary since January 1, 2017, alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary. No written requests or demands for indemnification or defense as a result of a claim that a Company Product infringes Third Party Intellectual Property has been received by the Company or any Company Subsidiary from any third Person since January 1, 2017 that have resulted, or could reasonably be expected to result, in material liability to the Company or a Company Subsidiary. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Company IP by any third Person. Since January 1, 2017, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice, alleging any Person is infringing, misappropriating or otherwise violating any material Company IP.
(f)   Neither the Company nor any Company Subsidiary has received any material support, funding, resources or assistance from any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business) in the development of any (i) Company Product or (ii) Software or other Technology of the Company and the Company Subsidiaries, in each case (i) and (ii) that resulted in, or is reasonably expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any material Company IP.
(g)   (i) Neither the Company nor any Company Subsidiary is nor has ever been a member of, a contributor to, or in any way affiliated with, any industry standards organization, body, working group, patent pool, trade association, or similar organization, and (ii) neither the Company nor any Company Subsidiary, nor any material Company IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.
(h)   The Company and each Company Subsidiary have taken commercially reasonable steps to protect all Trade Secrets that are material to the Company or the Company Subsidiaries and, to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such material Trade Secrets. Each current and former employee of, and each current and former consultant to, the Company or any Company Subsidiary, in each case, who has been engaged in the development of any (i) Company Product, or (ii) material Software or other material Technology of the Company and the Company Subsidiaries, has entered into a valid and enforceable proprietary information and invention assignment agreement with the Company or a Company Subsidiary for whom such employee or consultant provides or provided services containing an assignment to the Company or the Company Subsidiaries, as applicable, of all Intellectual Property in such Person’s contribution to the Company IP except to the extent such Intellectual Property is not legally assignable, and the Company and Company Subsidiaries have obtained waivers of all non-assignable rights. Since January 1, 2017, to the knowledge of the Company, no such employee or consultant has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes material Company

IP. No Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any material Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company or a Company Subsidiary).
(i)   Neither the Company nor any Company Subsidiary is in breach of any material terms or conditions of any relevant Open Source Licenses for Open Source incorporated into the material proprietary Software of the Company or the Company Subsidiaries, including notice and attribution obligations. No Software that is material Company IP is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) requires, or conditions the use or distribution of such Software on, (A) the disclosure, licensing, or distribution of the source code for such Software or portion thereof or (B) the granting to licensees of the right to make derivative works or other modifications to such Software or portion thereof; (ii) imposes any restriction on the consideration to be charged for the distribution thereof; (iii) creates, or purports to create, obligations for Company or any Company Subsidiary with respect to any such Software or grants, or purports to grant, to any third party, any rights or immunities under any such Software; or (iv) imposes any other material limitation, restriction, or condition on the right of Company or any Company Subsidiary with respect to its use or distribution.
(j)   To the knowledge of the Company, any Software or firmware incorporated in or provided with the products, and any media used to distribute it, contain at delivery no computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage or negatively interfere with any use of any customer’s computer and communications facilities or equipment (“Harmful Code”), and Company and the Company Subsidiaries have used reasonable best efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed or sold by the Company and the Company Subsidiaries. “Harmful Code” includes (a) any instrumentality that could cause the Software or firmware to fail to be operative upon command of or by design by the Company or the Company Subsidiaries, and (b) any code containing viruses, trojan horses, worms, or like destructive code or code that self-replicates. Neither the Company nor any Company Subsidiary has entered into any agreement requiring the Company or the Company Subsidiary to place the Software source code or any other material Company IP in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.
(k)   Part 2.9(k) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of, (i) all Contracts pursuant to which a third Person has licensed (including covenants not to sue) to the Company or a Company Subsidiary any material Intellectual Property, or licenses to IP blocks included in Company Products (other than Open Source Licenses and licenses to Generally Available Software) (“In-Bound Licenses”); and (ii) each Contract pursuant to which the Company has granted to any third Person any right or license (including covenants not to sue) to any material Company IP (other than non-exclusive licenses granted in the ordinary course in connection with the sale or use of any Company Products) (“Out-Bound Licenses” and, together with the In-Bound Licenses, the “Company IP Licenses”). Neither the Company nor any Company Subsidiary is bound by, and no material Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or a Company Subsidiary to use, exploit, assert, or enforce any of its material Intellectual Property in any material respect anywhere in the world. Without limiting the foregoing, neither the Company nor any Company Subsidiary has granted any exclusive licenses to any material Company IP.
(l)   (i) The Company and each Company Subsidiary is in compliance, and has since January 1, 2017 complied, with all applicable Legal Requirements and Privacy and Security Laws regarding Business Data; (ii) neither the Company nor any Company Subsidiary has, since January 1, 2017, received any written notice from any applicable Governmental Entity alleging any violation of Legal Requirements regarding Business Data by the Company or any Company Subsidiary, nor has the Company or any of the Company Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each Company Subsidiary, has, since January 1, 2017, taken reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Business Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, neither the Company nor any Company Subsidiary has suffered a material Data Security Incident; and (iv) the Company and each Company Subsidiary, has, since January 1, 2017, taken reasonable steps with respect to all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Business Data for or on behalf of the Company and the Company Subsidiaries (each, a “Data Service Provider”) to obligate such Persons to take steps to protect and secure Business Data from loss or unauthorized use, access, modification or disclosure, and, to the knowledge of the Company, no Data Service Provider has suffered a material Data Security Incident.
(m)   The Company and each Company Subsidiary at all times have posted the applicable Company Privacy Policy(ies) on each of their websites, applications, and other online services (“Company Sites”), in a manner readily available to visitors and current and potential users and customers and in compliance with all Privacy and Security Laws. No statement on any Company Site, or in any Company Privacy Policy, has been misleading, deceptive, or in violation of any Privacy and Security Law. The Company and each of the Company Subsidiaries materially complies and has complied at all times with all Company Privacy Policies, all Privacy and Security Laws, all filings, registrations, and certifications made with respect to such Privacy and Security Law and, to the extent applicable, the Payment Card Industry Data Security Standards with respect to any payment card data that the Company has collected, processed, or handled. The execution, delivery and performance of this Agreement complies and will comply with all Privacy and Security Laws and the Company’s and each of the Company Subsidiaries’ applicable published privacy policies in each case.
(n)   There is not and has not been any Legal Proceeding against, or to the Company’s Knowledge, investigation (formal or informal) of the Company or any Company Subsidiaries, by any private party, the Federal Trade Commission, any state attorneys general, or any other Governmental Entity, with respect to the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession, interception, other processing or security of any Business Data. To the knowledge of the Company, there are no facts or circumstances that could constitute a reasonable basis for such Legal Proceeding against or investigation of the Company or any Company Subsidiary. There has been no Order or government or third-party settlement affecting the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession, interception, other processing or security of any Business Data by or for the Company or any Company Subsidiary.
(o)   The Company and the Company Subsidiaries each have written agreements in place with all Data Service Providers in which each Data Service Provider has provided guarantees, warranties, or covenants in relation to processing of Business Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the Company’s compliance with Privacy and Security Laws. To the extent the subject of such agreements relates to the processing of Personal Data on behalf of the Company or any Company Subsidiaries, each Contract contains all material contractual provisions required under the Privacy and Security Laws, including but not limited to contractual provisions regarding the use, disclosure and retention of Personal Data.
(p)   The information technology systems used by the Company and any Company Subsidiaries (“IT Systems”) are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Company and the Company Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and Company Subsidiaries as conducted since January 1, 2017. The Company and each Company Subsidiary have materially complied with all data security requirements under the Privacy and Security Laws, including, but not limited to: (i) conducting regular network monitoring and/or system vulnerability scans of the IT Systems; (ii) maintaining a comprehensive written information security program covering the IT Systems; (iii) utilizing all physical, administrative and technical safeguards applicable to the Company or any Company Subsidiaries under the Privacy and Security Laws, including, multifactor authentication and encryption, to protect Business Data contained in the IT Systems; and (iv) certifying compliance with such requirements to a Governmental Entity where required under applicable Privacy and Security Laws. Without limiting the foregoing, (i) the Company and the Company Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from malicious code, and (ii) the Company and the Company Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their business and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems. There has been no material failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems that (i) has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary or (ii) to the knowledge of the Company, has resulted in a material Data Security Incident. The IT Systems currently used by the Company are in good working condition and operate and perform as necessary to conduct all business operations of the Company. All Business Data will continue to be available by the Company following the Closing on substantially the same terms and conditions as existed immediately before the Closing.
2.10   Title to Assets; Real Property.   The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances). The Company or a Company Subsidiary does not own any real property. Either the Company or a Company Subsidiary has a good and valid binding leasehold interest in each material property leased, subleased or other material agreement under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (such real property, collectively, the “Company Leased Real Property”), in each case pursuant to a written lease, sublease, license, or other use or occupancy agreement, in each case that is a valid and binding obligation of the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, and (i) none of the Company or any Company Subsidiary is in default of any provision of any such lease, except for such defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and (ii) the Company has delivered to the Acquisition Subs a true, correct and complete copy of each such material lease. All buildings, structures, improvements, fixtures, building systems and improvements situated on the Company Leased Real Property comprise all of the material real property used in the conduct of the business of the Company or the Company Subsidiaries.
2.11   Contracts.    Part 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts to which the Company or a Company Subsidiary is a party (each such Contract (x) required to be listed in Part 2.11 of the Company Disclosure Schedule, (y) that is a Company IP License, or (z) that is required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K/A under the Exchange Act (other than any Company Plan), being referred to as a “Material Contract”):
(a)   each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or to develop, sell, supply, manufacture, market, distribute, or support any material product or service, or to make use of any Company IP, including any grants by the Company or any Company Subsidiary of exclusive rights or licenses, (ii) transact with any Person or (iii) solicit any client or customer (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing);
(b)   each joint venture agreement, partnership agreement or similar agreement with a third party;
(c)   each Contract (other than any Organizational Document) between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;
(d)   each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $250,000;
(e)   each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, (iv) to make loans to the Company or any Company Subsidiary, or (v) to grant Liens on the property of the Company or any Company Subsidiary;
(f)   each Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person;
(g)   each Contract that grants any right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any assets, rights or properties of the Company or any Company Subsidiary, taken as a whole;
(h)   each Contract or series of related Contracts (excluding (i) purchase orders given or received in the ordinary course of business and (ii) Contracts between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries) under which the Company or any Company Subsidiary (A) paid in excess of $250,000 in fiscal year 2021 or (B) received in excess of $250,000 in fiscal year 2021;
(i)   each material “single source” supply Contract pursuant to which goods or materials are supplied to the Company or a Company Subsidiary from a sole source;
(j)   each Contract containing any “take or pay”, minimum commitments or similar provisions;
(k)   each collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary;
(l)   each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $250,000;
(m)   each lease or rental Contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $150,000 per month (excluding leases or rental Contracts for office equipment entered into in the ordinary course of business);
(n)   each Contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;
(o)   each Contract (i)(A) between the Company or any Company Subsidiary and any Governmental Entity or (B) between the Company or any Company Subsidiary, as a subcontractor and any prime contractor to any Governmental Entity or (ii) financed by any Governmental entity and subject to the rules and regulations of any Governmental Entity concerning procurement;
(p)   each Contract with any “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis or that includes a price protection or rebate provision in favor of the counterparty to such Contract, excluding, for clarity, commissions payable with respect to the sale of Insurance Contracts;
(q)   each settlement agreement entered into since January 1, 2019 (i) with a Governmental Entity, (ii) that requires the Company or any Company Subsidiary to pay more than $250,000 after the date of this Agreement or (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary;
(r)   each Contract with any Top Producer of the Company and its Subsidiaries;
(s)   each Reinsurance Agreement; and
(t)   each Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary.
There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole. No event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where such breaches or defaults, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each Material Contract is valid, has not been terminated other than in accordance with the terms and conditions of such Material Contract, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, except as, individually or in the aggregate, has not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. None of the Company or any Company Subsidiary has any outstanding material disputes with a Top Supplier. No Top Supplier to the Company or a Company Subsidiary has materially modified any Contract with the Company or any Company Subsidiary or canceled, terminated, materially reduced the scale of its business conducted with the Company or any Company Subsidiary, given notice to the Company or any Company Subsidiary of any intention to materially modify any Contract with the Company or any Company Subsidiary or to cancel, terminate or materially reduce the scale of its business conducted with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened to do any of the foregoing or, to the knowledge of the Company, been threatened with bankruptcy or insolvency.
2.12   Compliance with Legal Requirements.
(a)   The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has, during the three (3)-year period prior to the date of this Agreement (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any material violation by the Company or any Company Subsidiaries of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Legal Requirement.
(b)   The Company and the Company Subsidiaries hold, and have at all times since January 1, 2019 held, all material Governmental Authorizations necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file, pay or hold such Company Permits has not had and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits.
(c)   Part 2.12(c) of the Company Disclosure Schedule sets forth a true and complete list, by Company Insurance Subsidiary, of all jurisdictions in which each such Company Insurance Subsidiary is licensed or authorized to write insurance business as of the date hereof.
(d)   The Company and each Company Subsidiary have at all times since January 1, 2019 complied in all material respects with applicable Sanctions Laws and Export Control Laws. Neither the Company or any

Company Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither the Company or any Company Subsidiary has been notified in writing of any such pending or threatened actions. Neither the Company nor any Company Subsidiary, nor any director, officer or employee, nor to the knowledge of the Company, any independent contractor, consultant, agent or other person acting on behalf of the Company or any Company Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. Since January 1, 2019, the Company and the Company Subsidiaries have secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to the Export Control Laws or Sanctions Laws, including for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, since January 1, 2019, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of the Company, there are no pending or threatened claims against the Company or any Company Subsidiary with respect to such Export Approvals.
(e)   None of the officers, directors, employees or majority owners of the Company or any of its Subsidiaries is a foreign or domestic Government Official.
2.13   Legal Proceedings; Investigations; Orders.
(a)   Other than ordinary course claims and related Legal Proceedings or ordinary course claims and related Legal Proceedings in connection with Insurance Contracts issued by any Company Insurance Subsidiary, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or affecting any of their respective properties or assets that (i) would adversely affect the Company’s or any Company Subsidiary’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(b)   There are no subpoenas, civil investigative demands or other written requests for information issued by a Governmental Entity to the Company or any Company Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or, to the knowledge of the Company, any governmental investigations of the Company or any Company Subsidiary, or any of their respective properties, relating to violations of any Legal Requirement that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(c)   There is no Order under which the Company or any Company Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
2.14   Certain Business Practices.    Since January 1, 2019, neither the Company nor any Company Subsidiary, nor any director or officer or, to the knowledge of the Company, any employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments applicable to the Company or any Company Subsidiary (collectively, the “Anti-Corruption Laws”) or (b) (i) used, offered to use or authorized the use of any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any inaccurate entry on the books or records of the Company or any Company Subsidiary; or (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form. Neither the Company nor any Company Subsidiary is or within the past three (3) years has been (i) to the knowledge of the Company, under external or internal investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) has received any written or other notice from any Governmental Entity regarding any potential or actual violation of, or failure to comply with, any Anti-Corruption Laws. Since January 1, 2019, neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other violation or liability arising under or relating to any potential Anti-Corruption Laws.
2.15   Tax Matters.
(a)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:
(i)   The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete.
(ii)   The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Tax Return), have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.
(iii)   Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).
(iv)   No claim has been made in writing by any taxing authority in a jurisdiction where the Company or any Company Subsidiary has not filed a Tax Return of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return.
(v)   Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in, or use of improper, method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received or paid (or deferred revenue accrued) outside of the ordinary course of business prior to the Closing Date, or (iii) as a result of having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8. Neither the Company nor any Company Subsidiary has made an election pursuant to Section 965(h) of the Code.
(vi)   Neither the Company nor any Company Subsidiary is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established in accordance with GAAP on the financial statements included in the Company SEC Documents.
(vii)   There are no Liens in respect of or on account of Taxes upon any of the property or assets of the Company or any Company Subsidiary, except for Taxes not yet due and payable.
(viii)   Neither the Company nor any of the Company Subsidiaries (i) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.
(ix)   Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.
(x)   Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.
(xi)   Neither the Company nor any Company Subsidiary (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (v) has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Tax authority.
(xii)   Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).
(b)   Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers, in the two (2) years prior to the date of this Agreement.
(c)   Neither the Company nor any Company Subsidiary has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
2.16   Employee Benefit Plans.
(a)   Part 2.16(a) of the Company Disclosure Schedule sets forth a list of all Company Plans as of the date of this Agreement. Part 2.16(a) of the Company Disclosure Schedule separately identifies each Company Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”).
(b)   The Company has made available to Parent copies of, to the extent applicable (i) the plan document for each material Company Plan; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each Company Plan; (iii) the most recent summary plan description with respect to each Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence from any Governmental Entity regarding any active or threatened Legal Proceeding regarding any Company Plan.
(c)   No Company Plan is, and neither the Company nor any Company Subsidiary contributes to, has at any time in the previous six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code),

(iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) voluntary employee benefit association under Section 501(a)(9) of the Code. No Company Plan is a defined benefit pension plan or scheme.
(d)   Each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and nothing has occurred since the date of issuance of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan. Each Company Plan has been operated in material compliance with its terms and with all applicable Legal Requirements in all material respects. Without limiting the foregoing, no liability under Title IV of ERISA has been incurred by the Company or any Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents risk to the Company of incurring a material liability under such Title.
(e)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event) (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit under any Company Plan; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan; (iv) result in any breach or violation of or default under or limit the Company’s or the Parent’s right to amend, modify or terminate any Company Plan; or (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary. No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.
(f)   Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. No material Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any employee, as a result of a failure to comply with Section 409A of the Code with respect to any Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.
(g)   The Company is in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended. No Company Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980B(f) of the Code).
(h)   With respect to each Foreign Plan, (i) such Foreign Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Plan’s governing documents and any applicable collective bargaining or other works council agreements, and (ii) such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.
2.17   Labor Matters.
(a)      Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.
(b)   As of the date of this Agreement in the past three (3) years, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, material labor dispute, union organizing activity, or any similar activity or dispute, affecting the Company, or to the knowledge of the Company, any threat thereof involving the employees of the Company or any Company Subsidiary. There is not now pending, and, to the knowledge of the Company, no Person has currently threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.
(c)   As of the date of this Agreement there is no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, employee classification, child labor, disability, affirmative action, unemployment insurance, secondment, employee leave issues and the payment of social security and other employment-related Taxes, retaliation, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the knowledge of the Company, threatened by or on behalf of any current or former employees or other individual service providers of the Company or any Company Subsidiary.
(d)   The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, employee classification, child labor, disability, affirmative action, unemployment insurance, secondment, employee leave issues and the payment of social security and other employment-related Taxes, or any other labor and employment-related Legal Requirements. Neither the Company nor any of the Company Subsidiaries has any material liability under applicable Legal Requirements with respect to any misclassification of any individual in the past three (3) years as an independent contractor or other non-employee for the Company rather than as an employee, with respect to any individual employed, engaged, or leased by the Company or any of its Company Subsidiaries from another employer, or with respect to any misclassification of any employee of the Company as exempt versus non-exempt.
(e)   Prior to the date of this Agreement, the Company has made available to Parent a complete and correct list of all employees by name, title or position, status (part-time, full-time, exempt, non-exempt); whether paid on a salaried, hourly or other basis; current annual salary; start date; and work location (including city and state for employees in the United States). All employees of the Company or any Company Subsidiary employed at a work location in the United States are authorized to work in the United States under applicable Legal Requirements. Prior to the date of this Agreement, the Company has made available to Parent a complete and correct list of all individual independent contractors of the Company and all “leased employees” (as such term is defined in Section 414(n) of the Code) of the Company by job title; work location (including city and state for employees in the United States); compensatory arrangement; start date; and term of engagement.
(f)   Within the last two (2) years, no employee of the Company or any Company Subsidiary has transferred into employment with the Company or any Company Subsidiary by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable law of any country in the EEA, as amended from time to time, or any legislation that has substantially the same effect in any country outside the EEA. For purposes of this Section, “EEA” means European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland.
2.18   Environmental Matters.   The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, in each case, except as, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect. During the three (3)-year period prior to the date of this Agreement, neither the Company nor any Company

Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or, to the knowledge of the Company, at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not constituted or resulted in a Company Material Adverse Effect. For purposes of this Section 2.18, “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.
2.19   Insurance Coverage.    Part 2.19 of the Company Disclosure Schedule contains a true, correct and complete list of all material policies or programs of property, fire and casualty, product liability, workers’ compensation and other forms of insurance, including all material self-insurance programs and arrangements, held by, or for the benefit of, the Company or any Company Subsidiary as of the date of this Agreement. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as, individually or in the aggregate, has not constituted or result in a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries are in full force and effect and all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary.
2.20   Takeover Statutes.    Assuming the accuracy of Parent’s representation in Section 3.11, the Company Board has taken all action necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state law (including Section 203 of the DGCL) and any similar provisions of the Company’s Organizational Documents inapplicable to this Agreement, the Voting and Support Agreement, the Mergers or any other transactions contemplated by this Agreement.
2.21   Ownership of Parent Common Stock.    During the three (3) years prior to the date of this Agreement, none of the Company or any Company Subsidiary has “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock (other than pursuant to any Company Plan). There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the disposition or voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.
2.22   Opinion of Financial Advisor.    The Company Board has received the opinion of Allen & Company LLC (the “Company Financial Advisor”), financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the matters, assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio provided for in this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than, as applicable, Parent, the Acquisition Subs and their respective Affiliates). The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only (it being understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent, the Acquisition Subs or their respective Affiliates).
2.23   Brokers.    No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company.

2.24   Company Insurance Subsidiaries.    Each Subsidiary of the Company that conducts the business of insurance (each, a “Company Insurance Subsidiary”) is (i) duly licensed or authorized as an insurance company in its jurisdiction of organization and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted, except in each case, where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole. Part 2.24 of the Company Disclosure Schedule contains a true and complete list of the Company Insurance Subsidiaries, its jurisdiction of domicile and any jurisdiction in which it is commercially domiciled.
2.25   Statutory Statements.    The Company has made available to Parent and the Acquisition Subs copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Company Statutory Statements”) (i) the annual statement of each Company Insurance Subsidiary as of and for the annual periods ended December 31, 2019 and 2020; and (ii) the quarterly statements of each Company Insurance Subsidiary as of and for the quarterly period ended June 30, 2021, each as filed with the Domiciliary Department of Insurance. The Company Statutory Statements have been prepared in all material respects in accordance with SAP applied consistently throughout the periods presented, and present fairly, in all material respects, the statutory financial position and results of operations of each Company Insurance Subsidiary as of their respective dates and for the respective periods covered thereby. As of its filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each such filing materially complied with applicable law in all material respects. No Governmental Entity has asserted any deficiency related to any such filing that has not been resolved to the reasonable satisfaction of such Governmental Entity.
2.26   Reinsurance.    Except as individually or in the aggregate, is not and would not be reasonably expected to be, material to the Company and the Company Insurance Subsidiaries, taken as a whole, (A) since January 1, 2019, neither the Company nor any Company Insurance Subsidiary has received any written notice from any applicable reinsurer that any amount of reinsurance ceded by the Company or such Company Insurance Subsidiary, as applicable, to such counterparty will be uncollectible or otherwise defaulted upon, (B) to the knowledge of the Company, no party to a Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (C) to the knowledge of the Company, the financial condition of each party to a Reinsurance Agreement is not impaired to the extent that a default thereunder is reasonably anticipated, (D) there are no, and since January 1, 2019 there have been no, disputes under any Reinsurance Agreement other than disputes in the ordinary course for which adequate loss reserves have been established and (E) the Company and each Company Insurance Subsidiary that is party to a Reinsurance Agreement, as applicable, is entitled under any applicable insurance laws and SAP to take full reinsurance credit in its Statutory Statements for all amounts reflected therein that are recoverable by it pursuant to any Reinsurance Agreement and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in its Statutory Statements, and no Governmental Entity has objected in writing to such characterization and accounting. None of the Reinsurance Agreements is finite reinsurance, financial reinsurance or such other form of reinsurance that does not meet the risk transfer requirements under applicable laws.
2.27   Insurance Business.
(a)   Except as, individually or in the aggregate, is not and would not be reasonably expected to be, material to the Company and the Company Insurance Subsidiaries, taken as a whole, since January 1, 2019, the business of each Company Insurance Subsidiary has been conducted in compliance with applicable insurance laws. In addition, (i) there is no pending or, to the Company’s knowledge, threatened in writing assertion by any state insurance regulatory authority that any Company Insurance Subsidiary has violated, nor, to the Company’s knowledge, is there any investigation pending or threatened in writing by any state insurance regulatory authority related to possible material violations by any Company Insurance Subsidiary of any applicable insurance laws, (ii) each Company Insurance Subsidiary has been duly authorized by the relevant state insurance regulatory authorities to issue the Insurance Contracts in the jurisdictions in which it operates and (iii) since January 1, 2019, each Company Insurance Subsidiary has, to the extent applicable, timely filed all material reports, forms, rates, notices and materials required to be filed by it with any state insurance regulatory authority. None of the Company Insurance Subsidiaries is subject to any order or decree of any insurance regulatory authority, and no insurance regulatory authority has revoked, suspended or limited, or, to the Company’s knowledge, threatened in writing to revoke, suspend or limit, any license or other permit issued pursuant to applicable insurance laws to any Company Insurance Subsidiary.
(b)   None of the Company Insurance Subsidiaries is commercially domiciled under the laws of any jurisdiction and treated as domiciled in a jurisdiction other than that of its jurisdiction of incorporation.
c)   Neither the Company nor any of the Company Insurance Subsidiaries is subject to any requirement imposed by a Governmental Entity to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable insurance laws of general application.
(d)   Part 2.27(d) of the Company Disclosure Schedule sets forth a true and correct list of all permitted accounting practices utilized by each Company Insurance Subsidiary in the preparation of the Statutory Statements.
2.28   Insurance Producers.    Except as, individually or in the aggregate, is not and would not be reasonably expected to be, material to the Company and the Company Insurance Subsidiaries, taken as a whole, since January 1, 2019, each employee who is an Insurance Producer and, to the knowledge of the Company, each other Insurance Producer, (a) at the time such Insurance Producer solicited or sold any Insurance Contract, was duly and appropriately appointed by a Company Insurance Subsidiary, in compliance with applicable law, to act as an Insurance Producer for such Insurance Contract, and was duly and appropriately licensed as an Insurance Producer (for the type of business sold or produced by such Insurance Producer on behalf of the Company Insurance Subsidiary), in each jurisdiction in which such Insurance Producer was required to be so licensed, and, to the knowledge of the Company, no such Insurance Producer violated any term or provision of applicable law relating to the solicitation or sale of any Insurance Contract in any material respect, (b) to the knowledge of the Company, has not breached the terms of any agency or broker contract with the Company Insurance Subsidiary or violated in any material respect any policy of the Company Insurance Subsidiary in the solicitation or sale of business for the Company Insurance Subsidiary and (c) to the knowledge of the Company, has not been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation in any material respect of applicable law in connection with such Insurance Producer’s actions in his, her or its capacity as an Insurance Producer for the Company Insurance Subsidiary nor, to the knowledge of the Company, has any Insurance Producer been subject to any enforcement or disciplinary proceeding alleging any such violation. The Company has not received any written notice from any Governmental Entity with respect to any Insurance Producer regarding any of the matters described in clauses (a) through (c). There are no outstanding (i) material disputes between the Company or any Company Insurance Subsidiary and an Insurance Producer concerning material amounts of commissions or other incentive compensation, (ii) to the knowledge of the Company, material errors and omissions claims against any Insurance Producer in regard to any Insurance Contract related to or arising from the Insurance Producer’s relationship with the Company or the Company Insurance Subsidiary or (iii) material amounts owed by any Insurance Producer to any Company Insurance Subsidiary. The manner in which the Company Insurance Subsidiary compensates Insurance Producers involved in the solicitation, negotiation, sale or servicing of Insurance Contracts is in compliance in all material respects with applicable law and the terms of any applicable agreement with such Insurance Producers in all material respects.
2.29   Information Supplied.    The information supplied or to be supplied by the Company for inclusion in the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 Registration Statement (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein.

SECTION 3.    REPRESENTATIONS AND WARRANTIES OF PARENT AND THE ACQUISITION SUBS
Parent and the Acquisition Subs hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed on or after January 1, 2020 and publicly available at least five (5) Business Days prior to the date of this Agreement (provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are non-specific, cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent or the Acquisition Subs contained in this Agreement) or, subject to Section 7.12, in the disclosure schedule delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):
3.1   Due Organization and Good Standing; Subsidiaries.
(a)   Parent and the Acquisition Subs are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. Parent and the Acquisition Subs have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not constituted or resulted in a Parent Material Adverse Effect. Parent and the Acquisition Subs are duly qualified and have all necessary Governmental Authorizations to do business, and are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in a Parent Material Adverse Effect.
(b)   Neither Parent nor the Acquisition Subs nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (filed with the SEC on March 8, 2021) and any other wholly owned Parent Subsidiary. Each Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and (other than any Parent Subsidiary that conducts the business of insurance) Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not constituted or resulted in a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, except for restrictions on transfer under applicable securities laws.
3.2   Organizational Documents.    Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and the Acquisition Subs, including all amendments thereto as in effect on the date hereof. The Organizational Documents of Parent, the Acquisition Subs and each Parent Subsidiary are in full force and effect and neither (a) Parent or the Acquisition Subs nor (b) except as, individually or in the aggregate, has not constituted or resulted in a Parent Material Adverse Effect, any Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.
3.3   Capitalization.
(a)   The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, of which 61,627,462 shares were issued and outstanding as of November 5, 2021 (the “Parent Capitalization Date”); and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share, none of which were outstanding as of the Parent Capitalization Date. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plan will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable. All shares of Parent Common Stock to be issued in connection with the First Merger will be duly authorized, validly issued, fully paid and nonassessable, and all of the Parent Options, Parent

RSUs, Parent Warrants and Additional Shares to be issued pursuant to Section 1.7 in connection with the First Merger will be duly authorized and validly issued, in each case when issued in accordance with the terms of this Agreement and subject to no preemptive or similar rights or other Liens, except for restrictions on transfer under applicable securities laws. All shares of Parent Common Stock to be issued upon the exercise of, or otherwise pursuant to the terms of, any Parent Option or Parent RSU, with respect to shares of Parent Common Stock to be issued pursuant to Section 1.7 in respect of any Assumed Company Option or Assumed Company RSU Award, respectively, in connection with the First Merger, will be, when issued in accordance with the terms of this Agreement (and the terms of such Parent Option or Parent RSU, as the case may be), duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable and subject to no preemptive or similar rights or other Liens, except for restrictions on transfer under applicable securities laws.
(b)   Except as set forth in Parent’s certificate of incorporation or bylaws (as amended) or the Parent Equity Agreements (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote; and (iv) there is no Contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.
(c)   As of the Parent Capitalization Date (i) 6,005,287 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (ii) 154,391 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSUs and (iii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, Parent has made available to the Company true, correct and complete copies of (A) the Parent Equity Plan; and (B) the forms of all stock option agreements evidencing Parent Options outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Parent RSUs outstanding as of the date of this Agreement. The per share exercise price of each such Parent Option was at least equal to the fair market value of one (1) share of Parent Common Stock on the date of grant of such Parent Option.
(d)   Except as set forth in Section 3.3(c), as of the Parent Capitalization Date, there was no (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other equity securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.
(e)   From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of its Subsidiaries has issued any shares of Parent Common Stock or other equity interests of Parent or any Parent Subsidiary, other than pursuant to Parent Options or Parent RSUs, in each case, that were outstanding as of the Parent Capitalization Date.
3.4   Authority; Binding Nature of Agreement.
(a)   Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Mergers. On or prior to the date hereof, the Parent Board has unanimously (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Mergers by Parent; (ii) determined that the Mergers are fair to and in the best interests of Parent and its stockholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers; and (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Common Stock in the First Merger as contemplated by this Agreement (the “Parent Share Issuance”). Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.21, the execution and delivery of this Agreement by Parent and the consummation by Parent of the Mergers and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholders of the Acquisition Subs and the filing of the Certificates of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)   Acquisition Sub I is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub I has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub I and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder adopt this Agreement; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub I. The execution and delivery of this Agreement by Acquisition Sub I and the consummation by Acquisition Sub I of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub I, and no other corporate proceedings on the part of Acquisition Sub I are necessary to authorize this Agreement other than, with respect to the Mergers (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificates of Merger as required by the DGCL. Parent, as the sole stockholder of Acquisition Sub I, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub I and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub I, enforceable against Acquisition Sub I in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c)   Acquisition Sub II is a newly formed, wholly owned Subsidiary of Parent and has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement. The sole member of Acquisition Sub II has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub II and its sole member; (ii) declared that this Agreement is advisable; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub II. The execution and delivery of this Agreement by Acquisition Sub II and the consummation by Acquisition Sub II of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of Acquisition Sub II, and no other limited liability company proceedings on the part of Acquisition Sub II are necessary to authorize this Agreement other than, with respect to the Mergers (A) the adoption of this Agreement by Parent as the sole member of Acquisition Sub II (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Second Certificate of Merger as required by the DGCL and the DLLCA. This Agreement has been duly executed and delivered by Acquisition Sub II and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub II, enforceable against Acquisition Sub I in accordance with its terms, subject to the Bankruptcy and Equity Exception.
3.5   Non-Contravention; Consents.
(a)   The execution and delivery of this Agreement by Parent and, assuming the accuracy of the Company’s representations and warranties set forth in Section 2.21, the consummation by Parent of the Mergers will not (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 3.5(b) are made and obtained, conflict with or violate in any material respect any applicable Legal Requirements; or (iii) subject to Section 4.5, result in any material loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any material violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon Parent or any Parent Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary.
(b)   Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of the NYSE, and neither Parent nor the Acquisition Subs, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Mergers, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Mergers, in each case, except as, individually or in the aggregate, would not constitute or result in a Parent Material Adverse Effect.
3.6   Reports; Financial Statements; Internal Controls.
(a)   All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since January 1, 2019 (the “Parent SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing) (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of the NYSE, each as in effect on the date such Parent SEC Document was filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2019, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. Neither the Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b)   The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal year-end adjustments and (iv) have been prepared from the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, Ernst & Young LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c)   Parent maintains, and at all times since December 31, 2019 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. To the knowledge of Parent, Parent has not engaged in any material transactions that have not been properly recorded in the accounting records underlying its consolidated financial statements and there are no significant deficiencies or material weaknesses in the design or operation of Parents’ internal control over financial reporting. Parent has maintained the integrity of its financial reporting through proper access and change management procedures, along with customary reconciliations, reperformance and recalculations of key formulas, and detailed reviews performed by competent and qualified individuals. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
(d)   Since January 1, 2019, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Parent’s knowledge, oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.
(e)   Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of the NYSE.
(f)   Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.
(h)   Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet or in the balance sheets included in the Parent SEC Documents filed prior to the date of this Agreement; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not constituted or resulted in a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

3.7   Absence of Certain Changes.
(a)   Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had a Parent Material Adverse Effect.
(b)   Except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, from the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business (other than with respect to any Pandemic Measures), and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Section 4.1(b)(i).
3.8   Compliance with Legal Requirements. Parent is, and since January 1, 2019 has been, in compliance with all Legal Requirements applicable to it and its businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, constitute or result in a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has, during the three (3)-year period prior to the date of this Agreement (i) to the knowledge of Parent, received any written notice or verbal notice from any Governmental Entity regarding any material violation by Parent of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.
3.9   Legal Proceedings; Investigations; Orders.
(a)   Other than ordinary course claims and related Legal Proceedings or ordinary course claims and related Legal Proceedings in connection with Contracts of insurance issued by any Parent Subsidiary that conducts the business of insurance, there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, the Acquisition Subs or any Parent Subsidiary or affecting any of their respective properties or assets that (i) would adversely affect Parent’s or the Acquisition Subs’ ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has had a Parent Material Adverse Effect.
(b)   There are no subpoenas, civil investigative demands or other written requests for information issued by a Governmental Entity to Parent or any Parent Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of Parent, threatened, or, to the knowledge of Parent, any governmental investigations of Parent or any Parent Subsidiary, or any of their respective properties, relating to violations of any Legal Requirement that, individually or in the aggregate, has had a Parent Material Adverse Effect.
(c)   There is no Order under which Parent, the Acquisition Subs or any Parent Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has had a Parent Material Adverse Effect.
3.10   Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.21, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Mergers and the Parent Share Issuance.
3.11   Ownership of Company Common Stock.    During the three (3) years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary has “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any employee benefit plan of Parent). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

3.12   Tax Matters.
(a)   Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:
(i)   Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete.
(ii)   Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Tax Return), have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.
(iii)   Each of Parent and the Parent Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).
(iv)   No claim has been made in writing by any taxing authority in a jurisdiction where Parent or any Parent Subsidiary has not filed a Tax Return of a particular type that Parent or any Parent Subsidiary is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return.
(v)   Neither Parent nor any Parent Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in, or use of improper, method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received or paid (or deferred revenue accrued) outside of the ordinary course of business prior to the Closing Date, or (iii) as a result of having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8. Neither Parent nor any Parent Subsidiary has made an election pursuant to Section 965(h) of the Code.
(vi)   Neither Parent nor any Parent Subsidiary is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established in accordance with GAAP on the financial statements included in the Parent SEC Documents.
(vii)   There are no Liens in respect of or on account of Taxes upon any of the property or assets of Parent or any Parent Subsidiary, except for Taxes not yet due and payable.
(viii)   Neither Parent nor any Parent Subsidiary (i) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which Parent is the common parent or (ii) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.
(ix)   Neither Parent nor any Parent Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among Parent and/or the Parent Subsidiaries.
(x)   Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a taxing authority, in each case, with respect to Taxes.
(xi)   Neither Parent nor any Parent Subsidiary (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending, (v) has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.
(xii)   Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).
(b)   Neither Parent nor any Parent Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers, in the two years prior to the date of this Agreement.
(c)   Neither Parent nor any Parent Subsidiary has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
3.13   Brokers.    No broker, finder or investment banker (other than LionTree Advisors LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent.
3.14   Information Supplied.    The information supplied or to be supplied by Parent for inclusion in the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 Registration Statement (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.
3.15   Acquisition Subs.    Parent is the sole stockholder or sole member, as applicable, of each of the Acquisition Subs. Since its date of incorporation or formation, as applicable, none of the Acquisition Subs has not carried on any business, incurred any liabilities or obligations or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
SECTION 4. COVENANTS
4.1   Interim Operations.
(a)   The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing, (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course and use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of current officers, key employees and key consultants and maintain satisfactory relationships with customers, suppliers and distributors, Governmental Entities and other Persons with whom the Company or any Company Subsidiary has material business relations. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing, (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to):
(i)   amend the Organizational Documents of the Company;
(ii)   split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary;
(iii)   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interest of any Company Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Subsidiary of the Company;
(iv)   acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person, (C) any business owned by a third party, or (D) assets in a single transaction or series of related transactions for an aggregate purchase price in excess of $250,000, except, (1) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company, (2) the purchase of equipment, supplies and inventory in the ordinary course of business or (3) inbound licenses of Intellectual Property in the ordinary course of business; provided that the issuance of any Insurance Contract by any Company Insurance Subsidiary will not be considered the acquisition of a business for purposes of this Section 4.1;
(v)   issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than (A) shares of Company Common Stock issuable upon exercise of Company Options or the vesting or settlement of Company RSUs, in each case outstanding as of the date of this Agreement and in accordance with the terms of the applicable award; (B) pursuant to the Company ESPP in the ordinary course of business and in accordance with the terms thereof and of this Agreement (including Section 4.8 hereof); (C) in connection with the exercise of Company Warrants; and (D) the issuance of the Additional Shares pursuant to Section 2.17 of the INSU Merger Agreement;
(vi)   sell, assign, transfer, lease or license to any third party, or encumber, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any Company IP or material assets of the Company, other than (A) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement and set forth in Part 4.1(a)(vi) of the Company Disclosure Schedule; (C) as security for any borrowings permitted by Section 4.1(a)(viii); or (D) licenses granted to customers or other third parties in the ordinary course of business, including any licenses granted in the operation of the enterprise business solutions line of the Company (the “EBS Business”);
(vii)   directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights binding on the Company and existing prior to the date of this Agreement; (B) shares of Company

Common Stock accepted as payment for the exercise price of options to purchase Company Common Stock pursuant to the Company Equity Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options and Company RSUs, as applicable, in accordance with the terms of the applicable award and (C) in connection with the exercise of Company Warrants;
(viii)   (A) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, other than in the ordinary course of business or (B) incur any Lien on any of its material property or assets, except for Company Permitted Encumbrances;
(ix)   (A) adopt, terminate or amend in any material respect any Company Plan, (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, individual independent contractor or current or former employee of the Company or any Company Subsidiary with an annual compensation of $200,000 or above, other than as contemplated by Part 4.1(a)(ix) of the Company Disclosure Schedule, (C) grant any rights to severance, retention, change in control, transaction or termination pay to any current or former director, independent contractor or current or former employee of the Company or any Company Subsidiary with an annual compensation of $200,000 or above, (D) hire or promote any employee with an annual compensation of $200,000 or above, or (E) terminate the employment of any employee of the Company or any Company Subsidiary with an annual compensation of $200,000 or above (other than for cause); except, in each case, for (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements, (2) as otherwise expressly contemplated by this Agreement, (3) with respect to the annual renewal process for any Company Plan that is not reasonably expected to result in a material cost increase to the Company or any Company Subsidiary, (4) in connection with any employee hire (i) to replace departing employees with an annual compensation of less than $200,000, (ii) to fill open positions as set forth on Part 4.1(a)(ix)(4)(ii) of the Company Disclosure Schedule, (iii) who has already accepted an offer of employment and is set forth on Part 4.1(a)(ix)(4)(iii) of the Company Disclosure Schedule or (iv) otherwise in the ordinary course of business; or (5) for increases in compensation or benefits made in the ordinary course of business for any employee with an annual compensation of less than $200,000;
(x)   (i)(A) amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract and amendments in the ordinary course of business and except with respect to Reinsurance Agreements) any Material Contract or (B) waive, release or assign any material rights under any Material Contracts (other than any Reinsurance Agreement), (ii) enter into or renew any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract (except for renewals of any existing Material Contract in the ordinary course of business and Contracts entered into or renewed in connection with the EBS Business and except for Reinsurance Agreements), or (iii) enter into any Reinsurance Agreement that does not meet the criteria set forth on Part 4.1(a)(x)(iii) of the Company Disclosure Schedule;
(xi)   change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP or SAP or as required by applicable Legal Requirements;
(xii)   make, change or revoke any material Tax election, change or adopt any Tax accounting period or material method of Tax accounting, amend any material Company Return if such amendment would reasonably be expected to result in a material Tax liability, file any material Company Return prepared in a manner materially inconsistent with past practice, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement) if such agreement would reasonably be expected to result in a material Tax liability or have a material impact on Taxes, request any Tax ruling from any Governmental Entity, surrender any right to claim a material refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xiii)   sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or mortgage, encumber or exchange any material Intellectual Property owned, or purported to be owned, by the Company or any Subsidiary of the Company, including, for the avoidance of doubt, any sale, transfer, assignment, license, or other disposition of, or mortgage, encumbrance or exchange of any such material Intellectual Property to or with any Affiliate of the Company (other than non-exclusive licenses granted in the ordinary course of business) or modify, amend, cancel, terminate, waive, release or assign any Company IP License or any rights, claims, obligations or benefits thereunder or enter into any Contract that would have been a Company IP License had it been entered into prior to the First Effective Time, in each case, with respect to any nonmaterial Company IP License, except, in each case, in the ordinary course of business and for licenses granted in the connection with the EBS Business;
(xiv)   (i) make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Part 4.1(a)(xiv)(i) of the Company Disclosure Schedule or (ii) incur any cash expenditures or obligations or liabilities except cash expenditures, obligations or liabilities incurred (A) in the ordinary course of business or (B) in connection with the transactions contemplated by this Agreement;
(xv)   enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust), other than in connection with the granting of revocable proxies in connection with any meeting of the Company’s stockholders;
(xvi)   adopt a plan of (A) complete or partial liquidation of the Company or any Subsidiary of the Company or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization;
(xvii)   commence, settle or compromise any litigation, claim, suit, action or proceeding, except for (x) ordinary course claims and related Legal Proceedings under or with respect to any Insurance Contract and (y) other settlements or compromises that (A) involve solely monetary remedies with a value not in excess of $75,000, with respect to any individual litigation, claim, suit, action or matter, or $250,000 in the aggregate to be paid by the Company and its Subsidiaries, (B) do not impose any restriction on the Company’s business or the business of the Company Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Mergers and (D) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;
(xviii)   materially reduce the amount of insurance coverage under the material commercial insurance policies of the Company and the Company Subsidiaries or fail to use reasonable best efforts to renew or maintain any such material existing insurance policies;
(xix)   (A) amend any material Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Company Permits;
(xx)   (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business;
(xxi)   except in the ordinary course of business and for Contracts entered into in connection with the EBS Business, enter into any individual Contract under which the Company or any Company Subsidiary (A) grants or agrees to grant any right to material Company IP, other than non-exclusive licenses, or (B) agrees to pay any royalties in excess of $150,000 with respect to any Intellectual Property;
(xxii)   except as expressly required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company

Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby;
(xxiii) enter into any new line of business;
(xxiv)   (i) alter or amend in any existing financial, underwriting, claims, claims handling, risk retention, reserving, investment or actuarial practice, guideline or policy or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, SAP, any Governmental Entity or applicable law or (ii) enter into any Contract or commitment with any insurance regulatory authority, in the case of each of clauses (i) and (ii) other than in the ordinary course of business; or
(xxv)   authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(xxiv)” of this sentence.
(b)   Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing, (2) as set forth in Part 4.1(b) the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing, (2) as set forth in Part 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:
(i)   amend Parent’s or the Acquisition Subs’ Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse in any material respect to the holders of Company Common Stock (after giving effect to the Mergers) relative to other holders of Parent Common Stock;
(ii)   split, combine, subdivide, amend the terms of or reclassify any shares of the Parent’s capital stock;
(iii)   directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent Common Stock, except (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights binding on Parent and existing prior to the date of this Agreement; or (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award;
(iv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries;
(v)   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock or other equity interest of any Parent Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Subsidiary of Parent; or
(vi)   authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(v)” of this sentence.
(c)   Between the date hereof and the Closing Date, the Company agrees to work in good faith to implement the actions, principles and goals set forth on Part 4.1(c) of the Company Disclosure Schedule. The parties acknowledge and agree that, (i) notwithstanding anything to the contrary in this Agreement (including the first sentence of this Section 4.1(c)), the Company shall not under any circumstance be required to take any action that would, or would reasonably be expected to, violate any applicable Legal Requirement, including any applicable Antitrust Law and (ii) any breach by the Company of this Section 4.1(c), or any failure by the Company to take any action set forth on Part 4.1(c) of the Company Disclosure Schedule or to implement all or any portion of the principles or to achieve all or any of the goals set forth on Part 4.1(c) of the Company Disclosure Schedule, will not be taken into account for any purpose under this Agreement, including for purposes of determining whether any condition to the obligation of any party under this Agreement has been satisfied under Section 5, whether any party may terminate this Agreement, or whether the Termination Fee may be payable, under Section 6, whether the Company may exercise any of its rights under this Agreement or whether any party may be liable to another party hereunder under any circumstance.
(d)   Notwithstanding anything to the contrary in this Agreement (including Section 4.1(a), Section 4.1(b) and Section 4.1(c)), the Company and Parent and any of their respective Subsidiaries may, in response to COVID-19 and in consultation with the other party, take reasonable measures (including as a response to any Pandemic Measure) deemed advisable or necessary to prevent imminent financial loss or damage to the businesses of such party and their respective Subsidiaries, and any such action shall not be deemed itself a breach of this Agreement, including Section 4.1(a) and Section 4.1(b). Nothing contained in this Agreement is intended to give either the Company or Parent, directly or indirectly, the right to control or direct the other party’s, or the other party’s respective Subsidiaries’, businesses or operations prior to the Closing.
4.2   Company No Solicitation.
(a)   The Company will not and the Company will cause each of its Subsidiaries not to and will not authorize or permit and shall not otherwise direct its and their respective Representatives to, except as expressly permitted by this Section 4.2 or Section 4.4, directly or indirectly:
(i)   solicit, initiate or knowingly encourage, induce, assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;
(ii)   furnish any non-public information regarding the Company or any Subsidiary of the Company (other than to Parent and its Subsidiaries), or afford access to the Company’s or its Subsidiaries’ Representatives, books, records or property, in each case, in connection with, or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to a Company Acquisition Proposal;
(iii)   engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal;
(iv)   approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or
(v)   resolve or agree to do any of the foregoing;
provided, however,    that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may (I) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board may reasonably inform itself about such Company Acquisition Proposal and (II) engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.2(a) or Section 4.2(c) by the Company, any of its Subsidiaries or any of its or their respective

Representatives if (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as those contained in the Non-Disclosure Agreement are to Parent and that does not prohibit compliance by the Company with this Section 4.2 (it being understood that such confidentiality agreement need not contain any standstill provisions). Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within twenty-four (24) hours) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed in writing, on a current basis (and, in any event, within twenty-four (24) hours), of the status and all material terms of any Company Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.
(b)    If the Company receives a Company Acquisition Proposal (or notice from any Person that it intends to make a Company Acquisition Proposal) or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than twenty-four (24) hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed in writing, on a current basis (and, in any event, within twenty-four (24) hours), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.
(c)   Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party (unless, and only to the extent, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements, in which case it may enable such Persons to submit and pursue a Company Acquisition Proposal).
(d)   Any violation of the restrictions contained in this Section 4.2 by any of the Company’s Subsidiaries or the Representatives of the Company at the direction of the Company shall be deemed to be a breach of this Section 4.2 by the Company.
4.3   Registration Statement; Proxy Statement/Prospectus.
(a)   As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/

Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Mergers; and (vi) cooperate with the other party and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal. The Company will, prior to filing the preliminary Proxy Statement/Prospectus, use its reasonable best efforts to obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Proxy Statement/Prospectus the opinion of the Company Financial Advisor that, as of the date of such opinion and based on and subject to the matters, assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio provided for in this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than, as applicable, Parent, the Acquisition Subs and their respective Affiliates).
(b)   Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Common Stock lifted, reversed or otherwise terminated. The Company shall cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall use reasonable best efforts promptly to furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.3. If, at any time prior to obtaining the Required Company Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Proxy Statement/Prospectus not misleading, then such party (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of the Company.
4.4   Meeting of the Company’s Stockholders; Company Change in Recommendation.
(a)   The Company (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective (and, subject to the below, in any event within sixty (60) days thereafter), duly call, give notice of and hold a meeting of the holders of shares of Company Common Stock to vote on a proposal to adopt this Agreement, as well as a customary proposal regarding adjournment of such meeting (the “Company Stockholder Meeting”); and (ii) shall submit such proposals to, and, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.4(c), (x) use its reasonable best efforts to solicit proxies in favor of such proposals from, such holders at the Company Stockholder Meeting, and (y) the Company shall not submit any other proposals to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting and shall not change such record date without the prior written consent of Parent. The Company shall use reasonable best efforts to ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), other than (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with Parent and outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests (which Parent may do up to three (3) times, for up to five (5) Business Days each) shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.4(c), the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (x) no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements, (y) all such adjournments and postponements together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five (5) Business Days prior to the End Date and (z) in no event shall the Company change the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholder Meeting. The Company shall use reasonable best efforts, on a daily basis during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, to keep Parent reasonably informed as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Required Company Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Company Stockholder Vote.
(b)   Subject to Section 4.4(c) and Section 4.4(d), the Proxy Statement/Prospectus shall include the Company Board Recommendation and neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement, including by Section 4.4(c) and Section 4.4(d) (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent or the Acquisition Subs, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.4(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested in writing by Parent, fail to issue, within five (5) Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.4(a)), a press release reaffirming the Company Board Recommendation; provided that Parent may make any such request once with respect to each particular Company Acquisition Proposal or once with respect to each amendment (to the financial or any other material terms) made thereto (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.
(c)   Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation related to a Company Acquisition Proposal if (x) the Company receives from a third party a bona fide written Company Acquisition Proposal after the date of this Agreement that has not been withdrawn and did not result from a breach of Section 4.2 and (y) prior to making such Company Change in Recommendation:
(i)   the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements;
(ii)   the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four (4) Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation, which notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof); and
(iii)   (A) during the four (4) Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice, if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (B) after the expiration of the negotiation period described in clause “(A)” above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and the Acquisition Subs have committed in writing to make as a result of the negotiations contemplated by clause “(A)” above, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided that if there is any change and/or amendment, whether communicated orally or in writing, to the financial or other material terms of such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause “(ii)” above and a new negotiation period under clause “(A)” above shall commence, during which time the Company shall be required to comply with the requirements of Section 4.4(c)(iii) anew with respect to such additional notice.
(d)   Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation that is not related to a Company Acquisition Proposal if and only in response to any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arising following the date of this Agreement and that was neither known to nor or reasonably foreseeable to the Company Board prior to the execution and delivery of this Agreement and such fact, event, change, effect, circumstance, occurrence or development, or combination thereof, is not specifically related to (a) the receipt, existence of or terms of a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof or (b) in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (a) or (b)) (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements; (2) no less than four (4) Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four (4) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and the Acquisition Subs have committed in writing to make as a result of the negotiations contemplated by clause (3) above, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.
(e)   Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.
(f)   Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that the failure to make such disclosure would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.4; provided, however, that in the case of either clause (i) or clause (ii), no such communication, statement or disclosure that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.4(c).
(g)   Any violation of the restrictions contained in this Section 4.4 by any of the Company’s Subsidiaries or the Representatives of the Company at the direction of the Company shall be deemed to be a breach of this Section 4.4 by the Company.
4.5   Filings; Other Action.
(a)   Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Affiliates to use), and Parent shall cause each Person who is deemed by a Governmental Entity to “control” Parent or will be deemed by a Governmental Entity to “control” any of the Company Insurance Subsidiaries following the Closing (each such Person, a “Control Person”) to cooperate with the parties hereto and to use and cause their respective Affiliates to use, their respective reasonable best efforts to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, as promptly as practicable, the transactions contemplated hereby, including using reasonable best efforts to (i) prepare and file promptly and fully all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under applicable Antitrust Laws and Legal Requirements relating to the acquisition of control of insurance companies) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; and (iii) obtain all necessary consents, approvals or waivers from third parties. Except as set forth in Part 4.5(a) of the Parent Disclosure Schedule, neither Parent nor any of its applicable Affiliates shall, and Parent shall cause each of the Control Persons not to, at any time prior to the Closing, file any application with or request for approval or non-disapproval by any Governmental Entity with respect to any inter-Affiliate transaction between the Company or any of its Affiliates, on the one hand, and any of the post-Closing Affiliates of any of them (including Parent and any of its Affiliates or Control Persons), on the other hand, in each case that would require approval or non-disapproval under applicable Legal Requirements. Parent acknowledges and agrees that any breach by any Affiliate of Parent or any Control Person, of the provisions of this Section 4.5(a) (assuming, solely for this purpose, that such Affiliate or Control Person was bound to the same covenants in this Section 4.5(a) as Parent) shall constitute a breach of this Section 4.5(a) by Parent.
(b)   Each party shall use their respective reasonable best efforts to file, as promptly as reasonably practicable after the date of this Agreement, and Parent shall cause the Control Persons to file, all notices, reports and other documents required to be filed by such Person with any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, (i) each of Parent and the Company shall, in consultation and cooperation with the other within twenty (20) Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (ii) as promptly as reasonably practicable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any other Antitrust Laws or other Legal Requirements. In addition and without limiting the generality of the foregoing, Parent shall file, and shall cause each Control Person to file, within twenty (20) Business Days after the date of this Agreement, a “Form A” Approval of Acquisition of Control with the Delaware Department of Insurance with respect to the acquisition of control of the Company Insurance Subsidiaries. Each party shall promptly notify the other party and provide copies to the other party of any substantive written notice or other written communication from any Governmental Authority in connection with any current or pending Governmental Authorizations (other than those that are administrative or ministerial in nature). Parent and the Company shall, and Parent shall cause the Control Persons to, use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity pursuant or related to the transactions contemplated by this Agreement.
(c)   Subject to the provisions of the Non-Disclosure Agreement, Parent and the Company each shall, and Parent shall cause the Control Persons to, promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.5(a) and Section 4.5(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact the material as necessary to (i) comply with other contractual arrangements or applicable Legal Requirements or (ii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and, with the prior written consent of the disclosing party, to economic or other experts retained by the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the provisions of the Non-Disclosure Agreement, each of Parent and the Company shall (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to Section 4.5(a) and Section 4.5(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.5(a) and Section 4.5(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Parent shall be responsible for the payment of all filing fees pursuant to Antitrust Laws or insurance regulatory Legal Requirements and in connection with the transactions contemplated hereby.
(d)   Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries or Affiliates will offer, propose, negotiate, agree or consent to any accommodation, concession, commitment, condition or remedy (financial or otherwise) to or with any Governmental Entity or any third party in connection with seeking or obtaining approvals or consents for the transactions contemplated by this Agreement. Without the prior written consent of the other party, neither Parent or any of its Affiliates or Control Person, on the one hand, nor the Company, on the other hand, shall enter into any agreement relating to the transactions contemplated by this Agreement with any Governmental Entity or take any other action that would reasonably be expected to materially delay the Closing or the expiration or termination of any waiting period under the HSR Act or any other applicable Legal Requirement.
(e)   If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law or other Legal Requirement, each of Parent and the Company shall, and Parent shall cause each Control Person to, use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.Subject to the proviso below, Parent shall, and shall cause its Affiliates and the Control Persons to, take or refrain from taking, and agree or commit to take or refrain from taking, any and all actions, or suffer to exist any limitation, action, restriction, condition or requirement, as applicable, in each case that are necessary to avoid each and every impediment under any applicable Legal Requirements that may be asserted by, or judgment, decree and Order that may be entered by or with, any Governmental Entity with respect to this Agreement or other transactions contemplated hereby this Agreement so as to enable the Closing to occur as promptly as practicable, including any of the foregoing as is necessary, proper or advisable to (i) obtain all approvals, consents, clearances, expirations from any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) resolve any objections that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement and (iii) prevent the entry of, and have vacated, lifted, reversed or overturned, any judgment, decree or Order of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement; provided that, notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its Affiliates or the Control Persons be required to take any action, including entering into any consent decree, hold separate order or other arrangement, that (when taken together with all other such actions) would have, or would reasonably be expected to have, a material adverse effect on (A) the business, financial condition or results of operations of (x) the Company and its Subsidiaries, taken as a whole, or (y) Parent and its Subsidiaries, taken as a whole, or (B) the aggregate economic benefits that Parent reasonably expects to receive from the transactions contemplated by this Agreement (each of (A) and (B), a “Burdensome Condition”).
(f)   Each of Parent and the Company agrees that, prior to the earlier of the First Effective Time and the termination of this Agreement pursuant to Section 6.1, it shall not, and shall ensure that none of its Subsidiaries or Affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement.
4.6   Access.
(a)   Upon reasonable prior notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Company’s and its Subsidiaries personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all reasonably available information concerning its business as Parent may reasonably request in each case for the purposes of integration planning and the consummation of the transactions contemplated by this Agreement; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would (i) unreasonably interfere with the business or operations of the Company and its Subsidiaries, (ii) violate any obligation of the Company with respect to confidentiality or privacy; (iii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iv) violate any Legal Requirement; or (v) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries or Personal Data that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement.
(b)   To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.
(c)   No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.
4.7   Publicity.   Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Mergers and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq or the NYSE (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable); provided that (i) Parent may make public announcements, statements or other disclosures concerning this Agreement or the Mergers that consist of information previously disclosed in previous public announcements, statements or other disclosures made by Parent in compliance with this Section 4.7, (ii) this Section 4.7 shall not apply to any press release or other public announcement or disclosure in connection with any Company Change in Recommendation effected by the Company Board to the extent permitted by and in compliance with Section 4.4, and (iii) Parent may make any public statements to the press, analysts, investors or those participating in investor calls or industry conferences. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.
4.8   Company ESPP.   The Company shall take the necessary actions with respect to the Company ESPP so that (i) any offering period in effect as of the last day of the current offering period shall be shortened by setting a new “Exercise Date” (within the meaning of the Company ESPP) in respect of such offering period that is no later than the last day of the current offering period (the “Offering Period End Date”) and on the Offering Period End Date, cause the exercise of each outstanding purchase right under the Company ESPP, except in no event shall the Company permit any new participants to enroll in, or any current participants to increase payroll deduction or other contribution elections under, the Company ESPP on or following the date hereof; and (ii) as of the Offering Period End Date, the Company ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions shall be thereafter made or effected with respect to the Company ESPP.
4.9   Certain Tax Matters.
(a)   For U.S. federal income Tax purposes, (i) the parties hereto intend that the Mergers, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, the Acquisition Subs and the Company are parties under Section 368(b) of the Code.
(b)   Both prior to and following each of the First Effective Time and Second Effective Time, (x) Parent shall not make (or permit Acquisition Sub II to make) any election to classify Acquisition Sub II as a corporation for U.S. federal income Tax purposes, and (y) Parent, the Acquisition Subs and the Company shall use their respective commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Mergers, taken together, to qualify for the Intended Tax Treatment, including (i) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Mergers, taken together, to qualify for the Intended Tax Treatment and (ii) not taking any tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state and local) income Tax purposes, unless otherwise required pursuant to (i) a change in applicable Tax Law, or (ii) a “determination” within the meaning of Section 1313(a) of the Code (or corresponding or similar provision of state or local Tax Law).
(c)   Each of Parent and the Company shall reasonably cooperate with one another and their respective counsel and use its commercially reasonable efforts to obtain (i) the Parent Tax Opinion, and (ii) the Company Tax Opinion, in each case, including by executing and delivering customary tax representation letters (not to be inconsistent with this Agreement and dated as of the date of such opinion) as Parent Tax Counsel and Company Tax Counsel may reasonably request in form and substance reasonably satisfactory to Parent Tax Counsel and Company Tax Counsel. Each of the Parties hereto further acknowledges and hereby agrees that it is not a condition to the Closing that (x) the Mergers, taken together, qualify for the Intended Tax Treatment or (y) the Parent Tax Opinion or Company Tax Opinion be delivered to Parent and the Company, respectively.
4.10   Indemnification; Directors’ and Officers’ Insurance.
(a)   For a period of no less than six (6) years after the First Effective Time, the Surviving Company shall indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of the Company or any of its Subsidiaries, and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the First Effective Time (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal

Requirements in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, by reason of the fact of such Persons serving as an officer or director of the Company or any of the Subsidiaries of the Company. The parties hereto agree that for six (6) years after the First Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of its Subsidiaries or in any written agreement between the Company or any of its Subsidiaries and such Person that is publicly filed or otherwise in effect as of the date of this Agreement shall survive the Mergers and shall continue in full force and effect. For six (6) years after the First Effective Time, the Surviving Company shall cause to be maintained in effect the provisions in (i) the Organizational Documents of the Company and each of the Subsidiaries of the Company; and (ii) any other agreements of the Company or any of the Subsidiaries of the Company with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers and directors or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time without the consent of such Indemnified Party.
(b)   For a period of no less than six (6) years following the First Effective Time, the Surviving Company shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the First Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall the Surviving Company be required to expend in any one (1) year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Part 4.10(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, the Surviving Company shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, the Company may, or if the Company is unable to, Parent may on its behalf, prior to the First Effective Time, purchase a six (6)-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Company shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of the Surviving Company under the first sentence of this Section 4.10(b) for so long as such “tail” policy shall be maintained in full force and effect.
(c)   Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.10, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and their heirs and representatives)) under this Section 4.10 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).
(d)   In the event that Parent, the Surviving Company or any of their respective Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.10.

4.11   Employee Matters.
(a)   From the Closing Date until the twelve (12)-month anniversary of the Closing Date (or, if sooner, until the date of termination of employment of the relevant Continuing Employee), Parent shall or cause the Company to, provide each employee employed by the Company as of immediately prior to the Closing Date who remains so employed as of immediately following the Closing Date (each a “Continuing Employee”), with (i) a base salary that is substantially comparable in the aggregate to that provided to such Continuing Employee immediately prior to the Closing Date, (ii) target cash incentive compensation opportunities that are substantially comparable to those provided to similarly situated employees of Parent and its Affiliates, and (iii) employee benefits that are the same, in the aggregate, as those provided to similarly situated employees of Parent and its Affiliates.
(b)   Parent shall treat, and shall use reasonable best efforts to cause each benefit plan sponsored, maintained, or contributed to by Parent or any of its Subsidiaries after the Closing (including, follow the Closing, the Surviving Company) and in which any Continuing Employee participates (each, a “Parent Benefit Plan”) to recognize, for purposes of determining eligibility to participate and vesting, all past service with the Company or any of its Subsidiaries earned prior to the Closing Date as service with Parent and its Affiliates; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of compensation, benefits or coverage.
(c)   Parent shall use reasonable best efforts to cause each Parent Benefit Plan, that is a group health plan, within the meaning of Section 3(1) of ERISA: (i) to waive any and all eligibility waiting periods, evidence of insurability requirements, and pre-existing condition limitations and exclusions with respect to each Continuing Employee to the extent waived, satisfied, or not included under the analogous Company Plan, and (ii) with respect to the year in which the Closing occurs, to recognize for each Continuing Employee for purposes of applying annual deductible, co-insurance, and out-of-pocket maximums under each Parent Benefit Plan that provides group health benefits any deductible, co-insurance, and out-of-pocket expenses paid by the Continuing Employee and credited under the analogous Company Plan during the portion of the plan year prior to the Closing Date.
(d)   Except as set forth in this Section 4.11, no provision of this Agreement, including this Section 4.11, is intended, or shall be interpreted, to provide or create any third party beneficiary rights, claims or benefits or any other rights of any kind or nature whatsoever in any Continuing Employee, consultant, contractor, or any other Person performing similar functions, including any rights of employment or service for any specified period and/or any employee benefits, in favor of any union, association, Continuing Employee, consultant, or contractor or any other Person performing similar functions. In addition, no provision of this Agreement, including this Section 4.11, is intended, or shall be interpreted, to establish or amend any term or condition of any Company Plan, any Parent Benefit Plan, or any other employee benefit or compensation plan, program, or policy of any of the Company, Parent, or any of their respective Affiliates or to alter or limit the ability of any of the Company, Parent, or their respective Affiliates to amend, modify, or terminate any Company Plan or Parent Benefit Plan or any other benefit plan, program, agreement, or arrangement at any time assumed, maintained, sponsored or contributed to by any of them.
4.12   Stockholder Litigation.    The Company shall provide Parent with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding, and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).
4.13   Stock Exchange Listing and Delisting.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting and settlement of converted Company RSUs, to be approved for listing (subject to notice of issuance) on the NYSE at or prior to the First Effective Time. Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the First Effective Time.

4.14   Section 16 Matters.    Prior to the First Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the transactions contemplated by Section 1 by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
4.15   Director Resignations.    The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the First Effective Time, in each case, conditioned and effective upon the First Effective Time.
4.16   Takeover Statutes.    If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.
4.17   Termination of Certain Agreements.    On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed in Part 4.17 of the Company Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.
SECTION 5.   CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER
5.1   Conditions Precedent to Each Party’s Obligations.    The obligations of each party to effect the Mergers and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, as of the Closing, of each of the following conditions:
(a)   Effectiveness of Registration Statement.   The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.
(b)   Company Stockholder Approval.   The Required Company Stockholder Vote shall have been obtained.
(c)   Governmental Approvals.   (i) Any waiting period (or any agreed upon (in accordance with Section 4.5(d)) extension of any waiting period or commitment not to consummate the Mergers for any period of time) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated, and there shall be no agreement (agreed upon in accordance with Section 4.5(d)) pending or in effect between Parent and any Governmental Entity not to close; and (ii) any Governmental Authorization identified in Part 5.1(c)(ii) of the Company Disclosure Schedule shall have been made or obtained and shall remain in full force and effect.
(d)   Listing.   The shares of Parent Common Stock to be issued pursuant to the First Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company RSUs, shall have been approved for listing (subject to notice of issuance) on the NYSE.
(e)   No Restraints.   No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Mergers shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal

Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).
5.2   Additional Conditions Precedent to Parent’s Obligations.    The obligation of Parent to cause the Mergers to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:
(a)   Accuracy of Representations.   (i) The representations and warranties of the Company contained in Section 2.3(a), Section 2.3(c) (first sentence only), Section 2.3(d) and Section 2.3(e) shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in Section 2.1(a), Section 2.3(c) (second sentence only), Section 2.4, Section 2.5, Section 2.6(a)(i), Section 2.20, Section 2.22, Section 2.23 and Section 2.24 (last sentence only) shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; (iii) the representations and warranties of the Company contained in Section 2.24 (first sentence only) shall be true and accurate at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate as of such particular date or period of time); and (iv) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i), (ii) and (iii)) shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in, a Company Material Adverse Effect; provided, however, that, in the case of this clause (iv), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; provided that the reference to Company Material Adverse Effect in Section 2.8(a) shall be given effect.
(b)   Performance of Covenants.   The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, a Company Material Adverse Effect.
(d)   Certificate.   Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.
5.3   Additional Conditions Precedent to the Company’s Obligations.    The obligation of the Company to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:
(a)   Accuracy of Representations.   (i) The representations and warranties of Parent contained in Section 3.3(a), Section 3.3(c) (first sentence only), Section 3.3(d) and Section 3.3(e) shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and the Acquisition Subs contained in Section 3.1(a), Section 3.3(c) (second sentence only), Section 3.4, Section 3.5(a)(i), Section 3.10 and Section 3.13 shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and the Acquisition Subs set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in, a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; provided that the reference to Parent Material Adverse Effect in Section 3.7(a) shall be given effect.
(b)   Performance of Covenants.   The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)   No Parent Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in a Parent Material Adverse Effect.
(d)   Certificate.   The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.
5.4   Frustration of Closing Conditions.    None of Parent, the Acquisition Subs or the Company may rely on the failure of any condition set forth in this Section 5 to be satisfied as a condition precedent to any right or obligation of such party hereunder if such failure was caused by such party’s breach of this Agreement.
SECTION 6.    TERMINATION
6.1   Termination.   This Agreement may be terminated and the Mergers may be abandoned:
(a)   by mutual written consent of Parent and the Company at any time prior to the First Effective Time;
(b)   by Parent or the Company if the Mergers shall not have been consummated by the close of business on August 8, 2022 (as such date may be extended pursuant to the provisos below or pursuant to this Section 6.1(b), the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) has not been satisfied or waived on or prior to the close of business on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to November 8, 2022 and, if so extended, such date shall be the “End Date”; and provided, further, that if the satisfaction of the last to be satisfied or waived of the conditions set forth in Section 5 (other than those conditions that by their nature are to be satisfied at the Closing) occurs less than two (2) Business Days prior to the End Date, the End Date shall be deemed extended to the extent necessary to permit the Closing to occur; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party or Control Person of such party) of any of such party’s obligation under this Agreement shall have been the primary cause of, or primarily resulted in, the failure of the First Effective Time to have occurred on or before the End Date;
(c)   by Parent or the Company at any time prior to the First Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Mergers shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.5;provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have materially contributed to such Relevant Legal Restraint;
(d)   by Parent at any time prior to obtaining the Required Company Stockholder Vote if (i) the Company Board shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus or shall have made a Company Change in Recommendation or (ii) the Company shall have breached in any material respects Section 4.2 or Section 4.4;
(e)   by either Parent or the Company if (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Required Company Stockholder Vote shall not have been obtained;
(f)   by Parent if (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(f) if Parent is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or
(g)   by the Company if (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(g) if the Company is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).
The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.
6.2   Effect of Termination.    In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that (a) the last sentence of Section 4.6(a), Section 4.10, this Section 6.2, Section 6.3 and Section 7 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 6.3(c), the termination of this Agreement shall not relieve any party from any liability for any fraud or any Willful

Breach of this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of benefit of the transactions contemplated by this Agreement to the party, any lost stockholder premium, the time value of money, and any benefit to the breaching party or its stockholders arising from such fraud or Willful Breach. The Non-Disclosure Agreement shall not be affected by a termination of this Agreement.
6.3   Termination Fees.
(a)   If this Agreement is terminated by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(e) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two (2) Business Days after the termination of this Agreement, the Company shall cause to be paid to Parent the Termination Fee.
(b)   If this Agreement is terminated (i)(A) by Parent or the Company pursuant to Section 6.1(b) or Section 6.1(e) or (B) by Parent pursuant to Section 6.1(f) as a result of a breach of the Company’s covenants set forth in Section 4.2 or Section 4.4 and (ii)(A) at or prior to the date of such termination, any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have been publicly disclosed, publicly announced, or otherwise publicly commenced, submitted or made at least five (5) Business Days prior to the Company Stockholder Meeting (or at least five (5) Business Days prior to the date of termination, in the case of an applicable termination other than pursuant to Section 6.1(e)); and (B) on or prior to the date that is twelve (12) months following the termination of this Agreement, either (1) a Company Acquisition Transaction is consummated or (2) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company (it being understood that, for purposes of this clause “(B),” each reference to “twenty percent (20%)” in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “fifty percent (50%)”), then, within two (2) Business Days after the earlier of the consummation of such Company Acquisition Transaction or entering into a definitive agreement relating to a Company Acquisition Transaction, the Company shall cause to be paid to Parent the Termination Fee.
(c)   Any Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of cash in same-day funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable by the Company only once and not in duplication even though the Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. The parties agree that if the Termination Fee becomes payable by, and is paid by, the Company, then such Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event in which the Termination Fee becomes payable by, and is paid by, the Company, will Parent or any other Person seek to recover any other money damages or seek any other remedy from the Company or any other Person based on a claim in law or equity or otherwise in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for any actual, common law fraud or Willful Breach.
(d)   Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.
SECTION 7.    MISCELLANEOUS PROVISIONS
7.1   Amendment.    This Agreement may be amended at any time prior to the First Effective Time (whether before or after receipt of the Required Company Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders.
7.2   Waiver.
(a)   Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(b)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
7.3   No Survival of Representations and Warranties.    None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the First Effective Time. This Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the First Effective Time.
7.4   Entire Agreement; Non-Reliance; Third-Party Beneficiaries.
(a)   This Agreement, the Voting and Support Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Non-Disclosure Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.
(b)   Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 2, Parent and the Acquisition Subs acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent, the Acquisition Subs or any Parent Subsidiary or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent’s and the Acquisition Subs’ entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 2 of this Agreement.
(c)   Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 3, the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company, its Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 3 of this Agreement.
(d)   Notwithstanding anything to the contrary in this Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith, none of Parent, the Acquisitions Subs or the Company makes any representations or warranties with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith is intended or shall be construed to be a representation or warranty, express or implied, in respect of, the adequacy or sufficiency of reserves, or the effect of the adequacy or sufficiency of reserves on any line item, asset, liability or equity amount on any financial or other document.

(e)   Parent, the Company and the Acquisition Subs agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and the Acquisition Subs and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(f)   Notwithstanding the foregoing, nothing in this Section 7.4 shall restrain, limit, restrict or prohibit any claim based on fraud or Willful Breach.
7.5   Applicable Law; Jurisdiction.
(a)   This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.
(b)   EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.
7.6   Payment of Expenses.    Whether or not the Mergers are consummated, except as expressly set forth in this Agreement, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.
7.7   Assignability; Parties in Interest.    This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for (i) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s, or the Acquisition Subs’ actual, common law fraud or Willful Breach of this Agreement, which shall be deemed in such event to be damages of the Company, (ii) the right of Parent, on behalf of its stockholders, to pursue damages in the event of Company’s actual, common law fraud or Willful Breach of this Agreement, which shall be deemed in such event to be damages of Parent, (iii) the provisions of Section 1 (which, from and after the First Effective Time, shall be for the benefit of (1) Persons who are holders of shares of Company Common Stock immediately prior to the First Effective Time and (2) as of the applicable date, holders of Company Options, Company RSUs and Company Warrants, and the Legacy Company Equityholders with respect to the terms of Section 1.7(h) relating to the Additional Shares) and (iv) the provisions of Section 4.10 (which, from and after the First Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement (including Section 4.8), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.
7.8   Notices.    Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) Business Days after being sent; (c) if sent by electronic mail, when transmitted (provided that the transmission of the email is promptly confirmed by telephone or response email); and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:
if to Parent or the Acquisition Subs:
Lemonade, Inc.
5 Crosby Street, 3rd Floor
New York, NY 10013
Attention:   Tim Bixby; Dennis Monaghan
Email:        tim.bixby@lemonade.com; dennis.monaghan@lemonade.com;
legal@lemonade.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:   Robert M. Katz
Email:        Robert.Katz@lw.com
with a copy (which shall not constitute notice) to:
Amar, Reiter, Jeanne, Shochatovitch & Co., Lawyers
Technology Park, The Tower main building (“HaMigdal”)
6th floor, 2 Agudat Sport Hapoel Rd.
Jerusalem 969580, Israel
Attention:   Daniel Chinn
Email:      DanielC@ayr.co.il
if to the Company:
Metromile, Inc.
425 Market Street #700
San Francisco, CA 94105
Attention:   Regi Vengalil; Junna Ro
Email:        rvengalil@metromile.com; jro@metromile.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:   Rajab S. Abbassi; Edward J. Lee
Email:        Rajab.Abbassi@kirkland.com; Edward.Lee@kirkland.com
7.9   Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
7.10   Counterparts.    This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.
7.11   Specific Performance.    Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, the Acquisition Subs or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
7.12   Disclosure Schedules.
(a)   The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 2 and, as applicable, Section 4. Any information set forth in any subsection of Part 2 of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 2 of the Company Disclosure Schedule as though fully set forth in such other subsections to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.
(b)   The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 3 and, as applicable, Section 4. Any information set forth in any subsection of Part 3 of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 3 of the Parent Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent

Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.
7.13   Construction.
(a)   For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.
(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)   As used in this Agreement, the words (i) “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” (ii) the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, and (iii) references to “ordinary course of business” or phrases of similar import shall mean ordinary course of business consistent with past practice.
(d)   For purposes of this Agreement, (i) any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder and all amendments and modifications thereto and (ii) any reference to a Contract shall include all amendments and modifications thereto.
(e)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.
(f)   All references in this Agreement to “$” are intended to refer to United States dollars.
(g)   The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
[Remainder of page intentionally left blank]

Parent and the Acquisition Subs have caused this Agreement to be executed as of the date first written above.
   LEMONADE, INC.
   a Delaware corporation
By:	/s/ Daniel Schreiber
Name:	Daniel Schreiber
Title:	Chief Executive Officer
By:	/s/ Shai Wininger
Name:	Shai Wininger
Title:	Chief Executive Officer
   CITRUS MERGER SUB A, INC.
   a Delaware corporation
By:	/s/ Daniel Schreiber
Name:	Daniel Schreiber
Title:	President
By:	/s/ Shai Wininger
Name:	Shai Wininger
Title:	Secretary
   CITRUS MERGER SUB B, LLC
   a Delaware limited liability company
By:	/s/ Daniel Schreiber
Name:	Daniel Schreiber
Title:	President
By:	/s/ Shai Wininger
Name:	Shai Wininger
Title:	Secretary
The Company has caused this Agreement to be executed as of the date first written above.
   METROMILE, INC.
   a Delaware corporation
By:	/s/ Dan Preston
Name:	Dan Preston
Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Acquisition Sub I” shall have the meaning set forth in the Preamble.
“Acquisition Sub II” shall have the meaning set forth in the Preamble.
“Acquisition Subs” shall have the meaning set forth in the Preamble.
“Additional Shares” shall have the meaning set forth in Section 1.7(h)(i).
A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.
“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14.
“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Assumed Company Option” shall have the meaning set forth in Section 1.7(a).
“Assumed Company RSU Award” shall have the meaning set forth in Section 1.7(b).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 2.5.
“Burdensome Condition” shall have the meaning set forth in Section 4.5(e).
“Business Data” shall mean all business information, Confidential Information and all Personal Data and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed or disposed of used by an IT System or on behalf of Company or Company Subsidiaries.
“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions located in the City of New York are authorized or required by Legal Requirements to be closed.
“Cancelled Company Option” shall have the meaning set forth in Section 1.7(b).
“Cancelled Company RSU Award” shall have the meaning set forth in Section 1.7(d).
“Certificates of Merger” shall have the meaning set forth in Section 1.2.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Code” shall mean the United States Internal Revenue Code of 1986, as amended.
“Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).
“Company” shall have the meaning set forth in the Preamble.

A-A-1

“Company Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any Company Acquisition Transaction.
“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Mergers) involving:
(a)   any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company;
(b)   any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company; or (ii) in which the Company or any of its Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company (after giving effect to such transaction);
(c)   any sale, exchange, transfer, acquisition or disposition of twenty percent (20%) or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of the Company) that constitute or account for twenty percent (20%) or more of the consolidated net revenues or net income of the Company and its Subsidiaries, taken as a whole;
(d)   any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company; or
(e)   any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, involved is twenty percent (20%) or more.
“Company Board” shall mean the board of directors of the Company.
“Company Board Recommendation” shall have the meaning set forth in Section 2.4.
“Company Book-Entry Shares” shall have the meaning set forth in Section 1.8(b).
“Company Capitalization Date” shall have the meaning set forth in Section 2.3(a).
“Company Change in Recommendation” shall have the meaning set forth in Section 4.4(b).
“Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.
“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 2.
“Company Equity Agreements” shall mean the Company Equity Plans (together with all grant agreements evidencing the Company Options and Company RSUs) and the Company ESPP.
“Company Equity Plans” shall mean the Company’s 2011 Equity Incentive Plan, as amended, and the Company’s 2021 Equity Incentive Plan.
“Company ESPP” shall mean the Metromile, Inc. 2021 Employee Stock Purchase Plan.
“Company Financial Advisor” shall have the meaning set forth in Section 2.22.
“Company Insurance Subsidiary” shall have the meaning set forth in Section 2.24.

A-A-2

“Company Intervening Event” shall have the meaning set forth in Section 4.4(d).
“Company IP” shall mean all Intellectual Property owned, or purported to be owned by the Company or any Company Subsidiary.
“Company IP Licenses” shall have the meaning set forth in Section 2.9(k).
“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) has had, or would reasonably expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Company Material Adverse Effect: (A) general economic, political, business, industry, financial or market conditions affecting the industry in which the Company and its Subsidiaries operate; (B) any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism) in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate; (C) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), Pandemic Measure, epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake, wildfire or other natural disaster, catastrophe event or act of God; (D) any failure by the Company or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Company Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect to the extent not otherwise excluded in this definition); (E) the public announcement, pendency or consummation of the Mergers and the other transactions contemplated hereby; (F) changes in applicable Legal Requirements or the interpretation thereof; (G) changes in GAAP, SAP or any other applicable accounting standards or principles or the interpretation thereof; or (H) any action expressly required to be taken by the Company pursuant to the terms of this Agreement or at the express written direction or consent of Parent; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect to the extent that such change or event has a disproportionate impact on the Company and its Subsidiaries as compared to other participants that operate in the industry in which the Company and its Subsidiaries operate.
“Company Options” shall mean options to purchase shares of Company Common Stock from the Company.
“Company Permits” shall have the meaning set forth in Section 2.12(b).
“Company Permitted Encumbrances” shall mean (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and its Subsidiaries and (g) Liens arising under any Company indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement).

A-A-3

“Company Placement Warrants” shall mean means the warrants exercisable for Company Common Stock and issued to certain holders in a private placement in connection with initial public offering of INSU Acquisition Corp. II (the “IPO”) and pursuant to the applicable subscription agreement between the Company and the applicable holders.
“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity or equity-based, pension, severance, change in control, transaction, retention, employee loan, retirement, health and welfare, medical, dental, disability, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains for the benefit of its current or former employees, consultants or directors, but excluding any plan, program, policy, agreement or arrangement sponsored or maintained by any non-U.S. Governmental Entity that the Company or any of its Subsidiaries contributes to or is required to contribute to under applicable Legal Requirements.
“Company Privacy Policy” shall mean each external or internal, past or present privacy policy or privacy- or security-related representation, statement, notice, obligation or promise of the Company or any Company Subsidiaries including any policy, representation, statement, notice, obligation, or promise relating to: (a) the privacy or security of Personal Data of users of any website, mobile application or service operated by or on behalf of the Company or any Company Subsidiary (or the privacy or security of Personal Data of such users’ customers, employees or other third parties related to such users); or (b) the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, retention, interception, or other processing of, or security of, any Personal Data.
“Company Products” shall mean any and all products and services that are or have been since January 1, 2017 produced, marketed, offered, sold, licensed, provided, distributed or supported by or on behalf of the Company or any Company Subsidiary, including but not limited to insurance services and devices provided to consumers (other than Insurance Contracts) and used by the Company and the Company Subsidiaries to provide such insurance services and Technology of the Company and Company IP licensed to third-party insurers.
“Company Public Warrants” shall mean the warrants exercisable for Company Common Stock issued in connection with the IPO and governed by that certain Warrant Agreement, dated September 2, 2020, by and among the Company and each of the signatories thereto.
“Company Registered IP” shall have the meaning set forth in Section 2.9(a).
“Company Returns” shall have the meaning set forth in Section 2.15(a)(i).
“Company RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on continuing service or based on performance.
“Company SEC Documents” shall have the meaning set forth in Section 2.7(a).
“Company Sites” shall have the meaning set forth in Section 2.9(m).
“Company Statutory Statements” shall have the meaning set forth in Section 2.25.
“Company Stock Certificates” shall have the meaning set forth in Section 1.8(b).
“Company Stockholder Meeting” shall have the meaning set forth in Section 4.4(a).
“Company Subsidiary” shall mean any direct or indirect -Subsidiary of the Company.
“Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of this Agreement that (a) if consummated, would result in any Person (or such Person’s direct or indirect stockholders) or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for fifty percent (50%) or more of the net revenues, net income or assets of the Company, or (ii) fifty percent (50%) or more of the outstanding total voting

A-A-4

power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account all financial and legal aspects thereof, including the timing, likelihood of consummation, legal, confidentiality, regulatory, financing and other aspects of such Company Acquisition Proposal, would be more favorable to the holders of shares of Company Common Stock from a financial point of view (including taking into account payment by the Company of the Termination Fee) than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 4.4).
“Company Superior Proposal Notice” shall have the meaning set forth in Section 4.4(c).
“Company Tax Counsel” shall mean Kirkland & Ellis LLP or such other nationally recognized Tax counsel reasonably satisfactory to the Company and Parent.
“Company Tax Opinion” shall mean a written opinion from Company Tax Counsel, delivered to the Company in connection with the consummation of the Mergers or filed in connection with the Form S-4 Registration Statement or the Proxy Statement/Prospectus, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, should qualify for the Intended Tax Treatment. In rendering such opinion, Company Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary tax representation letters obtained from Parent and the Company pursuant to Section 4.9(c).
“Company Warrant Agreements” shall mean (i) that certain Warrant Agreement, dated September 2, 2020, by and among the Company and each of the signatories thereto and (ii) that certain subscription agreement by and between the Company and the applicable holders of the Company Placement Warrants.
“Company Warrants” shall mean outstanding warrants issued pursuant to the Company Warrant Agreements.
“Continuing Employee” shall have the meaning set forth in Section 4.11(a).
“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment or obligation, whether oral or in writing, excluding any permits, in each case, purporting to be legally binding.
“Control Person” shall have the meaning set forth in Section 4.5(a).
“COVID” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“D&O Policy” shall have the meaning set forth in Section 4.10(b).
“Data Security Incident” shall mean the actual or suspected unauthorized access, acquisition, exfiltration, manipulation, erasure, use or disclosure of any Business Data owned, used, stored, received, or controlled by or on behalf of the Company or Company Subsidiaries, including, but not limited to, any unauthorized access, use, disclosure, loss or destruction of Personal Data that would constitute a breach for which notification to individuals and/or Governmental Entities or data protection authorities is required under the Privacy and Security Laws or for which notification was made to any of the aforementioned on a voluntary basis.
“Data Service Provider” shall have the meaning set forth in Section 2.9(l).
“Delaware Secretary of State” shall have the meaning set forth in Section 1.2.
“DGCL” shall have the meaning set forth in the Recitals.
“Domiciliary Department of Insurance” shall mean the domiciliary state insurance regulatory authority of the applicable Company Insurance Subsidiary.

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“DTC” shall mean The Depository Trust Company.
“EBS Business” shall have the meaning set forth in Section 4.1(a)(vi).
“First Certificate of Merger” shall have the meaning set forth in Section 1.2.
“First Effective Time” shall have the meaning set forth in Section 1.2.
“First Merger” shall have the meaning set forth in the Recitals.
“End Date” shall have the meaning set forth in Section 6.1(b).
“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).
“Environmental Law” shall have the meaning set forth in Section 2.18.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Agent” shall have the meaning set forth in Section 1.10(a).
“Exchange Fund” shall have the meaning set forth in Section 1.10(a).
“Exchange Ratio” shall mean for each share of Company Common Stock, 0.05263 shares of Parent Common Stock.
“Export Approvals” shall have the meaning set forth in Section 2.12(d).
“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.
“Foreign Plan” shall have the meaning set forth in Section 2.16(a).
“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.
“GAAP” shall mean United States generally accepted accounting principles.
“Generally Available Software” means generally, commercially available off-the-shelf software and (i) is used in the general operation of the business but is not material to the Company or any of its Subsidiaries, and (ii) has not been modified or customized for the Company or any of its Subsidiaries.
“Government Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Entity, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Entity, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Entity (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

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“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification or authorization granted by any Governmental Entity.
“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
“Harmful Code” shall have the meaning set forth in Section 2.9(k).
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“In-Bound Licenses” shall have the meaning set forth in Section 2.9(k).
“Initial Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Indemnified Parties” shall have the meaning set forth in Section 4.10(a).
“INSU Merger Agreement” shall mean that certain Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020 and as amended on January 12, 2021 and further amended on February 8, 2021, by and among the Company, INSU II Merger Sub Corp. and Metromile Operating Company (formerly known as MetroMile, Inc.).
“Insurance Contract” shall mean each insurance policy, certificate, binder, slip, agreement, undertaking, contract, treaty or similar instrument, and all riders, endorsements and amendments thereto issued or assumed by any Company Insurance Subsidiary.
“Insurance Producer” shall mean each insurance agent, marketer, wholesaler, distributor, general agency, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriting currently writing, selling, producing, underwriting or administering business for or on behalf of any Company Insurance Subsidiary, including such party’s and its Subsidiaries’ salaried employees.
“Intellectual Property” shall mean Technology and Intellectual Property Rights.
“Intellectual Property Rights” shall mean any and all past, present and future common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, and the goodwill associated with any of the foregoing, together with any registrations and applications for registration thereof (“Marks”); (iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. § § 901-914) and any other intellectual property right in semiconductor topology or mask works, and any registration therefore (“Mask Work Rights”) (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information (“Trade Secrets”); (vii) rights in databases and data collections (including rights (if any) in design databases, knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefore; (viii) all claims and causes of

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actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing; and (ix) other similar or equivalent intellectual property rights anywhere in the world.
“Intended Tax Treatment” shall have the meaning set forth in Section 4.9(a).
“IRS” shall mean the United States Internal Revenue Service.
“IT Systems” shall have the meaning set forth in Section 2.9(k).
“knowledge of Parent” shall mean the actual knowledge, after reasonable inquiry of direct reports, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.
“knowledge of the Company” shall mean the actual knowledge, after reasonable inquiry of direct reports, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.
“Legacy Company Equityholders” shall have the meaning set forth in Section 1.7(h)(ii).
“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, court action, or other proceeding before any Governmental Entity.
“Legal Requirement” shall mean any law, rule or regulation adopted or promulgated by any Governmental Entity, including but not limited to the Anti-Corruption Laws, Privacy and Security Laws, Sanctions Laws and Export Control Laws, each as defined herein.
“Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).
“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement prior to 11:59 p.m., New York time on November 7, 2021 or (b) publicly filed with the SEC prior to the date of this Agreement. Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was, prior to 11:59 p.m., New York time on November 7, 2021, (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement or (ii) publicly filed with the SEC.
“Material Contract” shall have the meaning set forth in Section 2.11.
“Maximum Annual Premium” shall have the meaning set forth in Section 4.10(b).
“Mergers” shall have the meaning set forth in the Recitals.
“Merger Consideration” shall have the meaning set forth in Section 1.5(b).
“Most Recent Company 10-K/A” shall mean the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 (filed with the SEC on June 2, 2021).
“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of June 30, 2021.
“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of June 30, 2021.
“Nasdaq” shall have the meaning set forth in Section 2.7(e).
“Non-Disclosure Agreement” shall mean that certain confidentiality agreement, dated as of August 20, 2021, by and between the Company and Parent.

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“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.10(c).
“NYSE” shall have the meaning set forth in Section 3.4(a).
“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.
“Offering Period End Date” shall have the meaning set forth in Section 4.8.
“Open Source” shall mean any Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (an “Open Source License”), including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, or any other license described by the Open Source Initiative as set forth on www.opensource.org.
“Option Consideration” shall have the meaning set forth in Section 1.7(b).
“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.
“Organizational Documents” shall mean, with respect to any Entity (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.
“Out-Bound Licenses” shall have the meaning set forth in Section 2.9(k).
“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order, directive, guideline or recommendation by any Governmental Entity, in each case, in connection with or in response to COVID-19 or any other pandemic or epidemic.
“Parent” shall have the meaning set forth in the Preamble.
“Parent Benefit Plan” shall have the meaning set forth in Section 4.11(b).
“Parent Board” shall mean the board of directors of Parent.
“Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).
“Parent Common Stock” shall mean the common stock, par value $0.00001 per share, of Parent.
“Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 3.
“Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plan.
“Parent Equity Plan” shall mean the 2020 Incentive Award Plan, as amended and restated from time to time.
“Parent IP” shall mean all Intellectual Property owned, or purported to be owned by Parent or any Parent Subsidiary.
“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with any one or more other Effects, (i) has had, or would reasonably expected to have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the

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occurrence of, a Parent Material Adverse Effect: (A) general economic, political, business, industry, financial or market conditions affecting the industry in which Patent and its Subsidiaries operate; (B) any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism) in countries in which, or in the proximate geographic region of which, Parent and its Subsidiaries operate; (C) any pandemic (including the SARS CoV-2 virus and COVID-19 disease), Pandemic Measure, epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake, wildfire or other natural disaster, catastrophe event or act of God; (D) any failure by Parent or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Parent Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect to the extent not otherwise excluded in this definition); (E) the public announcement, pendency or consummation of the Mergers and the other transactions contemplated hereby; (F) changes in applicable Legal Requirements or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; or (H) any action expressly required to be taken by Parent pursuant to the terms of this Agreement or at the express written direction or consent of the Company; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect to the extent that such change or event has a disproportionate impact on Parent and its Subsidiaries as compared to other participants that operate in the industry in which Parent and its Subsidiaries operate.
“Parent Options” shall mean options to purchase shares of Parent Common Stock from Parent.
“Parent Permitted Encumbrances” shall mean (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and its Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.
“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.
“Parent SEC Documents” shall have the meaning set forth in Section 3.6(a).
“Parent Share Issuance” shall have the meaning set forth in Section 3.4(a).
“Parent Stock Price” shall mean the average of the volume weighted average trading prices per share of Parent Common Stock on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the twenty (20) consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the First Effective Time.
“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.
“Parent Tax Counsel” shall mean Latham & Watkins LLP or such other nationally recognized Tax counsel reasonably satisfactory to Parent and the Company.

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“Parent Tax Opinion” shall mean a written opinion from Parent Tax Counsel, delivered to Parent in connection with the consummation of the Mergers or filed in connection with the Form S-4 Registration Statement or the Proxy Statement/Prospectus, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, should qualify for the Intended Tax Treatment. In rendering such opinion, Parent Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary tax representation letters obtained from Parent and the Company pursuant to Section 4.9(c).
“Parent Warrant” shall have the meaning set forth in Section 1.7(g).
“Per Company Share Price” means (a) the Parent Stock Price multiplied by (b) the Exchange Ratio.
“Person” shall mean any individual or Entity.
“Personal Data” shall mean any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable data protection Legal Requirement or Privacy and Security Law.
“Privacy and Security Laws” shall mean each Legal Requirement applicable to Business Data, data security, the collection, access, sharing, processing, use, retention, destruction, or protection of Business Data, and/or direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, including, but not limited to, the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), the California Consumer Protection Act, the Gramm-Leach-Bliley Act, the New York Department of Financial Services Cybersecurity Regulation (23 NYCRR 500), and any international, federal, state or local laws regulating the aforementioned, including state insurance laws. The Privacy and Security Laws shall also include the Payment Card Industry Data Security Standards.
“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.
“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting.
“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property Rights that are registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).
“Reinsurance Agreement” shall mean any reinsurance agreement to which the Company or any Company Insurance Subsidiary is a party and has any existing material rights or material obligations.

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“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).
“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.
“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.5.
“RSU Consideration” shall have the meaning set forth in Section 1.7(d).
“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.
“SAP” shall mean, as applicable, the statutory accounting practices prescribed or permitted by the Domiciliary Department of Insurance as in effect at the relevant time, consistently applied, excluding any permitted practices.
“SEC” shall mean the United States Securities and Exchange Commission.
“Second Certificate of Merger” shall have the meaning set forth in Section 1.2.
“Second Effective Time” shall have the meaning set forth in Section 1.2.
“Second Merger” shall have the meaning set forth in the Recitals.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.
“Sponsor Share Cancellation and Vesting Agreement” shall have the meaning set forth in Section 1.5(b).
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least fifty percent (50%) of the outstanding voting equity interests issued by such Entity.
“Statutory Statements” shall have the meaning set forth in Section 2.25.
“Surviving Company” shall have the meaning set forth in Section 1.1.
“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.
“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.
“Technology” shall mean tangible embodiments of Intellectual Property Rights, including know-how, trade secrets and other proprietary information contained with, protecting, covering or relating to mask

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sets, wafers, products, development tools, algorithms, APIs, databases, data collections, Internet web sites, web content and links, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software (in any form, including source code, executable code, firmware, hardware configuration data, Verilog files, RTL code, Gerber files and GDSII files), concepts, techniques, test methods, interfaces, verification tools, technical documentation (including instruction manuals, samples, studies and summaries), annotations, comments, files, records, designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, layout designs, topographies, blocks, libraries, circuit designs, test vectors, IP cores, net lists, emulation and simulation tools and reports, lab notebooks, invention disclosures, discoveries, improvements, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology that are used in, held for use in, or relating to the Company Products and the business of the Company and the Company Subsidiaries. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.
“Termination Fee” shall mean an amount in cash equal to $12,500,000.
“Third Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.
“Top Producer” shall mean a top twenty (20) producer of the Company and the Company Subsidiaries, taken as a whole, based on volume of new policy inceptions placed by such producers during the period commencing on January 1, 2021 and ending on the date of this Agreement.
“Top Supplier” shall mean a top (10) ten supplier of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve (12) months ended September 30, 2021.
“Trading Day” shall mean any day on which shares of Parent Common Stock are tradeable on the NYSE.
“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).
“Voting and Support Agreement” shall have the meaning set forth in the Recitals.
“Willful Breach” means a material breach of this Agreement resulting from a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.

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EXHIBIT B
FORM OF CERTIFICATE OF FORMATION OF
THE SURVIVING COMPANY
[(See attached.)]

A-B-1

EXHIBIT C
FORM OF LIMITED LIABILITY COMPANY AGREEMENT OF
THE SURVIVING COMPANY
[(See attached.)]

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EXHIBIT D
VOTING AND SUPPORT AGREEMENT
[(See attached.)]

A-D-1

Annex B
OPINION OF ALLEN & COMPANY LLC
November 8, 2021
The Board of Directors
Metromile, Inc.
425 Market Street, #700
San Francisco, California 94105
The Board of Directors:
We understand that Metromile, Inc., a Delaware corporation (“Metromile”), Lemonade, Inc., a Delaware corporation (“Lemonade”), Citrus Merger Sub A, Inc., a Delaware corporation and direct wholly owned subsidiary of Lemonade (“Acquisition Sub I”), and Citrus Merger Sub B, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Lemonade (“Acquisition Sub II” and, together with Acquisition Sub I, “Acquisition Subs”), propose to enter into an Agreement and Plan of Merger (the “Agreement”). As more fully described in the Agreement, as part of a single integrated transaction, (i) Acquisition Sub I will be merged with and into Metromile (the “First Merger”), with Metromile as the surviving corporation in the First Merger, and thereafter Metromile will be merged with and into Acquisition Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquisition Sub II as the surviving company in the Second Merger, and (ii) by virtue of the First Merger, each outstanding share of the common stock, par value $0.0001 per share, of Metromile (“Metromile Common Stock”) will be converted into the right to receive 0.05263 (the “Exchange Ratio”) of a share of the common stock, par value $0.00001 per share, of Lemonade (“Lemonade Common Stock”). The terms and conditions of the Mergers are more fully set forth in the Agreement.
Allen & Company LLC (“Allen & Company”) has acted as financial advisor to Metromile in connection with the proposed Mergers and has been asked to render an opinion to the Board of Directors of Metromile (the “Board”) as to the fairness, from a financial point of view, to holders of Metromile Common Stock, other than as specified below, of the Exchange Ratio provided for in the Agreement. For such services, Metromile has agreed to pay to Allen & Company cash fees, of which a portion is payable upon the delivery of this opinion (the “Opinion Fee”) and the principal portion is contingent upon consummation of the Mergers. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Mergers. Metromile also has agreed to reimburse Allen & Company’s reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities arising out of our engagement.
Allen & Company, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As the Board is aware, Allen & Company in the past has provided investment banking services to Metromile unrelated to the Mergers and to Lemonade and in the future may provide such services to Metromile, Lemonade and/or their respective affiliates, for which services Allen & Company has received and would expect to receive compensation, including, during the two-year period prior to the date hereof, having acted as (i) co-placement agent for the private placement undertaken in connection with Metromile’s business combination with INSU Acquisition Corp. II and (ii) co-bookrunning manager for the initial underwritten public offering and a follow-on underwritten public offering of Lemonade Common Stock. In the ordinary course, Allen & Company as a broker-dealer and certain of Allen & Company’s affiliates, directors and officers have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own or beneficiaries’ accounts or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Metromile, Lemonade and/or their respective affiliates. The issuance of this opinion has been approved by Allen & Company’s opinion committee.

The Board of Directors
Metromile, Inc.
November 8, 2021

Our opinion as expressed herein reflects and gives effect to our general familiarity with Metromile and Lemonade and the industry in which Metromile and Lemonade operate as well as information that we received during the course of this assignment, including information provided by the managements of Metromile and Lemonade in the course of discussions relating to the Mergers as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Metromile, Lemonade or any other entity nor made or obtained any evaluations or appraisals of the insurance premiums, assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Metromile, Lemonade or any other entity, or conducted any analysis concerning the solvency or fair value of Metromile, Lemonade or any other entity. We have not investigated, and express no opinion or view regarding, any actual or potential litigation, proceedings or claims involving or impacting Metromile, Lemonade or any other entity and we have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion. We are not an actuary and our services do not include any determination or evaluation of, or any attempt to evaluate, actuarial assumptions or allowances for losses or loss adjustment expenses and any unearned premium amounts and, accordingly, we have made no analysis of, and express no opinion or view as to, the adequacy of reserves with respect thereto. In connection with our engagement, we were not requested to, and we did not, undertake on behalf of Metromile a formal third-party solicitation process for the acquisition of all or a portion of Metromile; however, at the direction of the Board, we contacted selected third parties regarding their potential interest in exploring strategic opportunities with Metromile.
In arriving at our opinion, we have, among other things:
(i)
reviewed the financial terms of a draft, dated November 8, 2021, of the Agreement;

(ii)
reviewed certain publicly available historical and other business and financial information relating to Metromile and Lemonade, including public filings of Metromile and Lemonade, and historical market prices for Metromile Common Stock and Lemonade Common Stock;

(iii)
reviewed certain financial information relating to Metromile, including certain internal financial forecasts, estimates and other financial and operating data relating to Metromile, provided to or discussed with us by the management of Metromile;

(iv)
reviewed certain financial information relating to Lemonade, including certain internal financial forecasts, estimates and other financial and operating data relating to Lemonade, provided to or discussed with us by the management of Lemonade and as approved and extended per the management of Metromile;

(v)
held discussions with the respective managements of Metromile and Lemonade relating to the operations, financial condition and prospects of Metromile and Lemonade;

(vi)
reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating Metromile and Lemonade;

(vii)
reviewed and analyzed certain publicly available financial information relating to selected transactions that we deemed generally relevant in evaluating the Mergers; and

(viii)
conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

The Board of Directors
Metromile, Inc.
November 8, 2021

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by the managements and other representatives of Metromile and Lemonade or otherwise reviewed by us. With respect to the financial forecasts, estimates and other financial and operating data relating to Metromile and Lemonade (as approved and extended, in the case of Lemonade, per the management of Metromile and including, without limitation, as to tax attributes) that we have been directed to utilize for purposes of our analyses and opinion, we have been advised by the respective managements of Metromile and Lemonade and we have assumed, at your direction, that such financial forecasts, estimates and other financial and operating data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements, as the case may be, as to, and are a reasonable basis upon which to evaluate, the future financial and operating performance of Metromile and Lemonade and the other matters covered thereby. We express no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they are based.
We have relied, at your direction, upon the assessments of the managements of Metromile and Lemonade as to, among other things, (i) the potential impact on Metromile and Lemonade of certain market, competitive, geopolitical, macroeconomic, cyclical, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative policies and matters relating to or otherwise affecting, the insurance industry, including the sectors of such industry and geographic regions in which Metromile and Lemonade operate, (ii) the capital necessary to support the respective businesses and growth initiatives of Metromile and Lemonade and to satisfy statutory capital and surplus requirements, (iii) the respective products and digital platforms, software, technology and intellectual property of Metromile and Lemonade (including associated risks), (iv) Metromile’s and Lemonade’s internal controls over financial reporting and related procedures, (v) implications for Metromile and Lemonade and their respective operations of the global COVID-19 pandemic, (vi) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, reinsurers, third-party service providers, partners and other commercial relationships of Metromile and Lemonade, and (vii) the ability to integrate the operations of Metromile and Lemonade. With your consent, we have assumed that there will be no developments with respect to any such matters that would have an adverse effect on Lemonade, Metromile or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which Metromile and Lemonade operate and the securities of Metromile and Lemonade have experienced and may continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Metromile, Lemonade or the Mergers (including the contemplated benefits thereof).
We have assumed, with your consent, that the Mergers will be consummated in accordance with their terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the Mergers, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, will be imposed or occur that would have an adverse effect on Metromile, Lemonade or the Mergers (including the contemplated benefits thereof) that would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Mergers, taken together, will qualify for U.S. federal income tax purposes as a reorganization within

The Board of Directors
Metromile, Inc.
November 8, 2021

the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and will otherwise qualify for the intended tax treatment contemplated by the Agreement. In addition, we have assumed, with your consent, that the final executed Agreement will not differ from the draft reviewed by us in any respect meaningful to our analyses or opinion.
Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders of Metromile Common Stock (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Metromile held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. Our opinion also does not address any other terms, aspects or implications of the Mergers, including, without limitation, the form or structure of the Mergers, any voting and support agreement or any other agreements, arrangements or understandings entered into in connection with, related to or contemplated by the Mergers or otherwise. We express no opinion or view as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the Mergers or any related entities, or any class of such persons or any other party, relative to the Exchange Ratio or otherwise. We are not expressing any opinion or view as to the actual value of Lemonade Common Stock when issued or the prices at which Lemonade Common Stock or any other securities of Lemonade, or any securities of Metromile, may trade or otherwise be transferable at any time, including following announcement or consummation of the Mergers. In addition, we express no opinion or view with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Mergers or otherwise or changes in, or the impact of, accounting standards, tax and other laws, regulations and governmental and legislative policies affecting Metromile, Lemonade or the Mergers (including the contemplated benefits thereof), and we have relied, at your direction, upon the assessments of representatives of Metromile as to such matters. This opinion does not constitute a recommendation as to the course of action that Metromile (or the Board or any committee thereof) should pursue in connection with the Mergers or otherwise address the merits of the underlying decision by Metromile to engage in the Mergers, including in comparison to other strategies or transactions that might be available to Metromile or which Metromile might engage in or consider.
It is understood that this opinion and our advisory services are intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Exchange Ratio from a financial point of view. This opinion does not constitute advice or a recommendation to any securityholder or other person as to how to vote or act on any matter relating to the Mergers or otherwise.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to holders of Metromile Common Stock (other than, to the extent applicable, Lemonade, Acquisition Subs and their respective affiliates).
Very truly yours,
ALLEN & COMPANY LLC

Annex C
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of November 8, 2021, by and among Lemonade, Inc., a Delaware corporation (“Parent”); and [ • ], a [ • ] (“Stockholder”).
WHEREAS, contemporaneously with the execution of this Agreement, Parent, Citrus Merger Sub A, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Acquisition Sub I”), Citrus Merger Sub B, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Acquisition Sub II,” and together with Acquisition Sub I, the “Acquisition Subs”), and Metromile, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing, among other things, for an integrated transaction pursuant to which, first, Acquisition Sub I will be merged with and into the Company (the “First Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), and second, the Company, as the surviving corporation in the First Merger, will be merged with and into Acquisition Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”) in accordance with the Merger Agreement, the DGCL and the Delaware Limited Liability Company Act, with Acquisition Sub II as the surviving limited liability company; and
WHEREAS, as a condition of and inducement to Parent’s willingness to enter into the Merger Agreement, Parent and the Acquisition Subs have required that Stockholder enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
1.
Certain Definitions.    For the purposes of this Agreement, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement, and other capitalized terms used herein shall have the respective meanings ascribed to them in this Section 1.

“Additional Owned Shares” shall mean all shares of Company Common Stock and any other equity securities of the Company which are beneficially owned by Stockholder or, solely with respect to any Stockholder that is not an individual, any of its controlled Affiliates, and are acquired after the date hereof and prior to the Expiration Date.
“Affiliate” shall have the meaning set forth in the Merger Agreement; provided, however, that the Company shall not be deemed to be an Affiliate of Stockholder.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) shall have the meaning set forth in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance).
“Company Stockholders Meeting” shall have the meaning set forth in Section 2.
“Covered Shares” shall mean the Owned Shares and Additional Owned Shares.
“knowledge of Stockholder” shall mean, for any Stockholder that is an individual, the actual knowledge, after reasonable inquiry, of such Stockholder and, for any Stockholder that is not an individual, the actual knowledge, after reasonable inquiry, of any officer of Stockholder.
“Liens” shall have the meaning set forth in Section 5(a).
“Owned Shares” shall mean all shares of Company Common Stock and any other equity securities of the Company which are beneficially owned by Stockholder or, solely with respect to any Stockholder that is not an individual, any of its controlled Affiliates, as of the date hereof, as set forth on Schedule I.

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, and other representatives of such Person and, solely with respect to any Stockholder that is not an individual, any of its controlled Affiliates.
“Term” shall have the meaning set forth in Section 6.
“Transfer” shall mean, with respect to a security, the transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such security or the beneficial ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.
2.
Agreement to Vote.    Prior to the Expiration Date, at any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought (each, a “Company Stockholders Meeting”), Stockholder irrevocably and unconditionally agrees that [it][he/she] shall, and shall cause any other holder of record of Stockholder’s Covered Shares to, (a) appear at each such meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Shares:

(i)
in favor of the adoption of the Merger Agreement and the approval of the Mergers and the other transactions contemplated by the Merger Agreement, and the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement;

(ii)
in favor of any adjournment or postponement recommended by the Company with respect to any Company Stockholders Meeting to the extent permitted or required pursuant to Section 4.4 of the Merger Agreement;

(iii)
against any Company Acquisition Proposal;

(iv)
against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; and

(v)
against any proposal, action or agreement that would reasonably be expected to (A) materially impede, frustrate, interfere with, delay, postpone, prevent or otherwise impair the Mergers or the other transactions contemplated by the Merger Agreement, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Stockholder under this Agreement, (D) result in any of the conditions set forth in Section 5 of the Merger Agreement not being fulfilled or (E) except as expressly contemplated by the Merger Agreement, change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

3.
No Disposition or Solicitation.

(a)
No Disposition or Adverse Act.    Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, prior to the Expiration Date, Stockholder shall not (i) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein without the prior written consent of Parent, (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares

(other than a proxy card or broker instructions directing that the Covered Shares be voted in accordance with Section 2), (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares or (v) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Notwithstanding the foregoing, a Stockholder may Transfer Covered Shares (i) pursuant to a Rule 10b5-1 trading plan established by the Stockholder and in effect as of the date hereof, (ii) to effect a “cashless exercise” to pay the exercise price of Company Options or to satisfy such Stockholder’s Tax withholding obligations in connection with such exercise, as permitted pursuant to the terms of any of the Company Equity Agreements, (iii) to effect a “net settlement” of Company RSUs to satisfy such Stockholder’s Tax withholding obligations upon the settlement of a Company RSU, as permitted pursuant to the terms of any of the Company Equity Agreements, (iv), in the case of a Stockholder that is not an individual, to an Affiliate of such Stockholder and (v), in the case of a Stockholder that is an individual, (A) to any member of such Stockholder’s immediate family, (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (C) upon the death of such Stockholder, and (D) by will, divorce decree, intestacy or other similar law; provided that any such Transfer referenced in clauses (iv)  — (v) shall be permitted only if the applicable transferee agrees in a signed writing reasonably acceptable to Parent (such acceptance not to be unreasonably withheld, conditioned or delayed) to be bound by the terms of this Agreement (a “Permitted Transfer”). Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3(a) shall be null and void ab initio.
(b)
Non-Solicitation.    Prior to the Expiration Date, Stockholder hereby agrees that Stockholder shall not, and shall use [its][his/her] reasonable best efforts to cause [its][his/her] Representatives not to, directly or indirectly:

(i)
solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)
furnish any non-public information regarding the Company or any Subsidiary of the Company (other than to Parent and its Subsidiaries), in connection with, or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal;

(iii)
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal;

(iv)
approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or

(v)
resolve or agree to do any of the foregoing.

(c)
Stockholder shall promptly (and in no event later than one (1) Business Day after [its][his/her] receipt of such Company Acquisition Proposal or request) notify Parent in writing of any Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and Stockholder shall thereafter keep Parent reasonably informed, on a reasonably current basis (and, in any event, within one (1) Business Day), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any material change in its intentions as previously notified. Any violation of the foregoing restrictions by Stockholder or any of [its] [his/her] Representatives shall be deemed to be a material breach of this Agreement by Stockholder. Promptly following the execution and delivery of this Agreement, Stockholder shall, and shall use [its][his/her] reasonable best efforts to cause [its][his/her] Representatives to, and, solely with respect to a Stockholder that is not an individual, shall cause each of its controlled Affiliates to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal.
(a)
Irrevocable Proxy.

(i)
Stockholder hereby (A) irrevocably grants to, and appoints, Parent, and any person designated in writing by Parent, and each of them individually, Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote all of the Covered Shares or grant a consent or approval in respect of the Covered Shares, in accordance with the terms of Section 2 hereof, solely with respect to matters set forth in Sections 2(i) — (v) hereof, and (B) revokes any and all proxies heretofore given in respect of the Covered Shares. For the avoidance of doubt, nothing herein shall restrict Stockholder from voting or granting consents or approvals in respect of the Covered Shares for any matters other than those set forth in Sections 2(i) — (v) hereof.

(ii)
The attorneys-in-fact and proxies named above are hereby authorized and empowered by Stockholder at any time after the date hereof and prior to the Expiration Date to act as Stockholder’s attorney-in-fact and proxy to vote the Covered Shares, and to exercise all voting, consent and similar rights of Stockholder with respect to the Covered Shares (including the power to execute and deliver written consents), solely with respect to matters set forth in Sections 2(i) — (v) hereof, at every Company Stockholders Meeting and in every written consent in lieu of such a meeting in accordance with the terms of Section 2 hereof.

(iii)
Stockholder hereby represents to Parent that any proxies heretofore given in respect of the Covered Shares are not irrevocable and that any such proxies are hereby revoked, and Stockholder agrees to promptly notify the Company of such revocation. Stockholder hereby affirms that the irrevocable proxy granted herein is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy granted herein is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Without limiting the generality of the foregoing, such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, Stockholder agrees to vote the Covered Shares in accordance with Section 2 hereof, solely with respect to matters set forth in Sections 2(i) — (v) hereof.

4.
Additional Agreements.

(a)
Certain Events.    In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered

Shares or the acquisition of Additional Owned Shares or other securities or rights of the Company by Stockholder, (i) the type and number of Covered Shares shall be adjusted appropriately, and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional Covered Shares or other securities or rights of the Company issued to or acquired by Stockholder.
(b)
Stop Transfer.    In furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company (including through the Company’s transfer agent) to enter a stop transfer order with respect to all of the Covered Shares, including authorizing the Company to, as promptly as practicable after the date of this Agreement, make a notation on its records and give instructions to the transfer agent for the Covered Shares not to permit, during the term of this Agreement, the Transfer of the Covered Shares unless such Transfer is a Permitted Transfer, provided that promptly following the earlier of (x) the Expiration Date and (y) obtaining the Required Company Stockholder Vote, any such stop transfer instructions imposed pursuant to this Section 4(b) shall be lifted.

(c)
Waiver of Appraisal and Dissenters’ Rights and Actions.    Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Mergers that Stockholder may have and (ii) agrees not to commence or participate in, assist or knowingly encourage, and to take all actions necessary to opt out of, any class in any class action with respect to, any action or claim, derivative or otherwise, against Parent, Acquisition Subs, the Company or any of their respective Subsidiaries or Affiliates and each of their successors and assigns relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Mergers, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement (including any claim seeking to enjoin or delay the closing of the Mergers or (B) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby; provided that nothing in this Section 4(c) shall restrict or prohibit Stockholder from asserting (x) its right to receive the Merger Consideration in accordance with the Merger Agreement and the DGCL or (y) counterclaims or defenses in any proceeding brought or claims asserted against it by Parent, Acquisition Subs, the Company or any of their respective Subsidiaries or Affiliates and each of their successors and assigns relating to this Agreement or the Merger Agreement, or from enforcing its rights under this Agreement.

(d)
Communications.    Stockholder shall not, and shall use reasonable best efforts to cause [its][his/her] Representatives not to, make any press release, public announcement or other communication with respect to the business or affairs of any of the Company, Parent or Acquisition Subs, including this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of Stockholder’s identity and holding of Covered Shares, and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement in any press release or any other disclosure document in connection with the Mergers or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document.

(e)
Additional Owned Shares.    Stockholder hereby agrees to notify Parent promptly in writing of the number and description of any Additional Owned Shares.

5.
Representations and Warranties of Stockholder.    Stockholder hereby represents and warrants to Parent as follows:

(a)
Title.    Stockholder is the sole record and beneficial owner of the Covered Shares. The Owned Shares constitute all of the capital stock and any other equity securities of the Company owned of record or beneficially by Stockholder on the date hereof, and Stockholder is not the beneficial owner of, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Company Common Stock or any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or such other equity securities, in each case other than the Owned Shares and any Additional Owned Shares. Stockholder (or its nominee or custodian for the benefit of Stockholder) has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in Sections 3 and 4 hereof and all other matters set forth in this Agreement, in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. Except as permitted by this Agreement, the Owned Shares and the certificates representing such Owned Shares, if any, are now, and at all times prior to the Expiration Date will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of the Owned Shares (other than as created by this Agreement) (collectively, “Liens”).
(b)
Organization and Qualification.    If Stockholder is not an individual, Stockholder is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization.

(c)
Authority.    Stockholder has all necessary individual or entity power and authority and legal capacity to, and has taken all action necessary in order to, execute, deliver and perform all of Stockholder’s obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(d)
Due Execution and Delivery.    This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. If Stockholder is an individual and is married, and any of the Covered Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, such Stockholder’s spouse has delivered with this Agreement a Spousal Consent in the form attached hereto as Annex A and this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms.

(e)
No Filings; No Conflict or Default.    Except for any required filings under the HSR Act, any competition, antitrust and investment laws or regulations of foreign jurisdictions and the Exchange Act, and for those Governmental Authorizations identified in Part 5.1(c) of the Company Disclosure Schedule, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby and the compliance by Stockholder with the provisions hereof. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to Stockholder or any of Stockholder’s properties or assets, (iii) constitute a violation by Stockholder of any law or regulation of any jurisdiction, (iv) render Section 203 of the DGCL, or any other state takeover statute or similar statute or regulation, applicable to the Mergers or any other transaction involving Parent, or (v) if Stockholder is not an individual, contravene or conflict with Stockholder’s governing or organizational documents, in each case, except, in the case of clauses (i) through (iv), for any conflict, breach, default or violation described above which would not materially impair the ability of Stockholder to perform [its][his/her] obligations hereunder or consummate the transactions contemplated hereby.
(f)
No Litigation.    There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder at law or in equity before or by any Governmental Entity that questions the beneficial or record ownership of Stockholder’s Covered Shares, the validity of this Agreement or the performance by Stockholder of [its][his/her] obligations under this Agreement or that would reasonably be expected to impair in any material respect the ability of Stockholder to perform [its][his/her] obligations hereunder or to consummate the transactions contemplated hereby.

(g)
No Fees.    No broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

(h)
Receipt; Reliance.    Stockholder has received and reviewed a copy of the Merger Agreement. Stockholder understands and acknowledges that Parent and Acquisition Subs are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement and the representations, warranties, covenants and other agreements of Stockholder contained herein.

6.
Termination.    This Agreement and all rights and obligations of the parties hereunder, including the proxy, shall commence on the date hereof and shall terminate upon the earliest of (such time, the “Expiration Date”) (a) the mutual agreement of Parent and Stockholder, (b) the Effective Time, and (c) the termination of the Merger Agreement in accordance with its terms; provided that (i) nothing herein shall relieve any party hereto from liability for any breach of this Agreement and (ii) this Section 6 and Section 8 shall survive any termination of this Agreement.

7.
No Limitation.    Nothing in this Agreement shall be construed to prohibit Stockholder or any of Stockholder’s Representatives who is an officer or member of the Company Board from taking any action (or failing to take any action) solely in his or her capacity as an officer or member of the Company Board (or any committee thereof) or from taking any action with respect to any Company Acquisition Proposal as an officer or member of the Company Board (or any committee thereof).

8.
Miscellaneous.

(a)
Entire Agreement.    This Agreement (together with Schedule I) constitutes the entire agreement and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

(b)
Reasonable Efforts.   At the other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be reasonably required or necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby. Without limiting the foregoing, Stockholder shall execute and deliver to Parent and any of its designees any proxies, including with respect to Additional Owned Shares, reasonably requested by Parent in furtherance of this Agreement.

(c)
No Assignment.    This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

Except in connection with a Permitted Transfer, this Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Any attempted assignment in violation of the terms of this Section 8(c) shall be null and void ab initio.
(d)
Binding Successors.    Without limiting any other rights Parent may have hereunder in respect of any Transfer of the Covered Shares, Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by Stockholder and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including, without limitation, Stockholder’s heirs, guardians, administrators, Representatives, successors or permitted assigns.

(e)
Amendments.    This Agreement may be amended at any time prior to the Effective Time (whether before or after receipt of the Required Company Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto.

(f)
Notice.    Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (i) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (ii) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) Business Days after being sent; (iii) if sent by electronic mail, when transmitted (provided that the transmission of the email is promptly confirmed by telephone or response email); and (iv) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent:
Lemonade, Inc.
5 Crosby Street, 3rd Floor
New York, NY 10013
Attention:
Tim Bixby; Dennis Monaghan

Email:
tim.bixby@lemonade.com; dennis.monaghan@lemonade.com; legal@lemonade.com with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:
Robert M. Katz

Email:
Robert.Katz@lw.com

with a copy (which shall not constitute notice) to:
Amar, Reiter, Jeanne, Shochatovitch & Co., Lawyers
Technology Park, The Tower main building (“HaMigdal”)
6th floor, 2 Agudat Sport Hapoel Rd.
Jerusalem 969580, Israel
Attention:
Daniel Chinn

Email:
DanielC@ayr.co.il

if to Stockholder:
[STOCKHOLDER]
[ • ]
Attention:
[ • ]

Email:
[ • ]

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Rajab S. Abbassi; Edward J. Lee

Email:
Rajab.Abbassi@kirkland.com; Edward.Lee@kirkland.com

(g)
Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(h)
Remedies.    All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i)
No Waiver.    Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(j)
No Third Party Beneficiaries.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

(k)
Applicable Law; Jurisdiction.

(i)
This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (A) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this

Agreement or any of the transactions contemplated by this Agreement; (B) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (C) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (D) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.
(ii)
EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(k).

(l)
Specific Performance.    Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent or Stockholder of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8(l), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(m)
Interpretation.    The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement shall be interpreted for or against any party hereto because that party or its legal representatives drafted the provision. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular section in which such words appear.

(n)
Counterparts.    This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(o)
Expenses.    Except as otherwise provided herein, each party hereto shall pay such party’s own expenses incurred in connection with this Agreement.

(p)
No Ownership Interest.    Nothing contained in this Agreement shall be deemed, upon execution, to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

(q)
Capacity as Stockholder.    Notwithstanding anything herein to the contrary, Stockholder signs this Agreement solely in Stockholder’s capacity as a stockholder of the Company, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions (or failure to take any actions) of any Affiliate, employee or designee of Stockholder or any of [its][his/her] Affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[Signature page follows]

IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be duly executed as of the date first above written.
LEMONADE, INC.
By:
Name: Daniel Schreiber Title: Chief Executive Officer
By:
Name: Shai Wininger Title: Chief Executive Officer
[Signature Page to Voting and Support Agreement]

[STOCKHOLDER]
By:
Name: Title:
[Signature Page to Voting and Support Agreement]

ANNEX A
Spousal Consent
[See attached.]
[Signature Page to Voting and Support Agreement]

Spousal Consent
I,                  , spouse of                   (“Stockholder”), acknowledge that I have read the Voting and Support Agreement, executed by Stockholder, entered into on            , (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding Company Common Stock (each, as defined in the Merger Agreement) that my spouse may own, including any interest that I might have therein.
I understand and agree that my interest, if any, in any Company Common Stock subject to the Agreement shall be irrevocably subject to the Agreement and the other agreements referred to therein. I further understand and agree that any community property interest that I may have in such Company Common Stock shall be similarly subject to the Agreement and the other agreements referred to therein.
I irrevocably constitute and appoint Stockholder as my true and lawful attorney and proxy in my name, place and stead to sign, make, execute, acknowledge, deliver, file and record all documents which may be required, and to manage, vote, act and make all decisions with respect to (whether necessary, incidental, convenient or otherwise), any and all Company Common Stock in which I now have or hereafter acquire any interest and in any and all Company Common Stock now or hereafter held of record by Stockholder (including but not limited to, the right, without further signature, consent or knowledge, to exercise amendments and modifications of, and to terminate, the foregoing agreements and to dispose of any and all such Company Common Stock), with all powers I would possess if personally present, it being expressly understood and intended that the foregoing power of attorney and proxy is coupled with an interest; and this power of attorney is a durable power of attorney and will not be affected by disability, incapacity or death of Stockholder, or dissolution of marriage and this proxy will not terminate without the consent of Stockholder.
I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this consent. I have either sought such guidance or counsel or determined after carefully reviewing the Agreement that I will not seek such guidance or counsel.
Dated:	Print Name:
[Signature Page to Voting and Support Agreement]